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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 16 2008
THOMSON REUTERS

FILE NO. 82- 00334

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dee

DAT : 5/14/08

WINNING IN A WORLD OF CHANGE.

ew 2007



Bank

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2007	
Change in total return[1]	(8.6)%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.1%
Average daily trading volume[2]	6.1 million shares
Share price high	€118.51
Share price low	€81.33
Dividend per share (proposed for 2007)	€4.50

As of December 31, 2007	
Issued shares	530,400,100
Outstanding shares	501,065,281
Share capital	€1,357,824,256.00
Market capitalization	€47.41 billion
Share price[3]	€ 89.40
Weighting in the DAX	5.6%
Weighting in the Dow Jones STOXX 50	1.4%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra.
[2] Orderbook statistics (Xetra).
[3] Xetra – closing price.

Deutsche Bank

The Group at a Glance

	2007	2006
Return on average total shareholders' equity (post tax)	18.0%	20.4%
Pre-tax return on average total shareholders' equity	24.3%	28.0%
Pre-tax return on average active equity[1]	29.2%	32.7%
Basic earnings per share	13.65 €	12.96 €
Diluted earnings per share[2]	13.05 €	11.48 €
Book value per share issued[3]	69.84 €	62.42 €
Book value per basic share outstanding[4]	77.54 €	69.48 €
Cost/income ratio[5]	69.6%	69.7%
Compensation ratio[6]	42.7%	43.9%
Non-compensation ratio[7]	26.9%	25.8%

in € m.	2007	2006
Total revenues	30,745	28,494
Provision for credit losses	612	298
Total noninterest expenses	21,384	19,857
Income before income tax expense	8,749	8,339
Net income	6,510	6,079

in € bn.	Dec 31, 2007	Dec 31, 2006
Total assets	2,020	1,584
Shareholders' equity	37.0	32.8
BIS core capital ratio (Tier 1)	8.6%	8.5%

Number	Dec 31, 2007	Dec 31, 2006
Branches	1,889	1,717
thereof in Germany	989	934
Employees (full-time equivalent)	78,291	68,849
thereof in Germany	27,779	26,401

Long-term rating	Dec 31, 2007	Dec 31, 2006
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA–
Fitch Ratings	AA–	AA–

[1] We calculate this adjusted measure of our return on average total shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of €35,888 million for 2007 and €29,751 million for 2006 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of €3,841 million for 2007 and €2,667 million for 2006 and the average dividend accruals of €2,200 million for 2007 and €1,615 million for 2006. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

[2] Including numerator effect of assumed conversions.

[3] Book value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

[4] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

[5] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7] Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

Our Identity.

We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

Our Mission.

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

A Passion to Perform.

This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

RECEIVED

2008 MAY 13 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Meeting 2008
Agenda

Deutsche Bank

Contents

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main convened for Thursday, May 29, 2008, 10 a.m.

01 // PRESENTATION OF THE ESTABLISHED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT (INCLUDING THE COMMENTS ON DISCLOSURES PURSUANT TO § 289 (4) GERMAN COMMERCIAL CODE) FOR THE 2007 FINANCIAL YEAR, WITH THE REPORT OF THE SUPERVISORY BOARD, PRESENTATION OF THE APPROVED CONSOLIDATED FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT (ACCORDING TO IFRS) (INCLUDING THE COMMENTS ON DISCLOSURES PURSUANT TO § 315 (4) GERMAN COMMERCIAL CODE) FOR THE 2007 FINANCIAL YEAR

02 // APPROPRIATION OF DISTRIBUTABLE PROFIT
Management Board and Supervisory Board propose that the distributable profit of €2,386,800,450.00 be used for payment of a dividend of €4.50 per no par value share on the 530,400,100 no par value shares eligible for payment of a dividend. In so far as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the remaining amounts be carried forward to new account on the basis of an unchanged dividend payment of €4.50 per no par value share.

03 // RATIFICATION OF THE ACTS OF MANAGEMENT OF THE MANAGEMENT BOARD FOR THE 2007 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.

04 // RATIFICATION OF THE ACTS OF MANAGEMENT OF THE SUPERVISORY BOARD FOR THE 2007 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.

05 // ELECTION OF THE AUDITOR FOR THE 2008 FINANCIAL YEAR, INTERIM ACCOUNTS
The Supervisory Board proposes the following resolution:

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is appointed as auditor for the 2008 financial year.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§§ 37w (5), 37y No. 2 Securities Trading Act) as at June 30, 2008, and the consolidated interim financial statements (§ 340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2009.

06 // AUTHORIZATION TO ACQUIRE OWN SHARES FOR TRADING PURPOSES (§ 71 (1) NO. 7 GERMAN STOCK CORPORATION ACT)
Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy and sell, for the purpose of securities trading, own shares on or before October 31, 2009, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10%. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of Deutsche Bank AG. The presently existing authorization given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to purchase own shares for trading purposes will be cancelled with effect from the coming into force of the new authorization.

07// AUTHORIZATION TO ACQUIRE OWN SHARES PURSUANT TO § 71 (1) NO. 8 GERMAN STOCK CORPORATION ACT AS WELL AS FOR THEIR USE

Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy, on or before October 31, 2009, its own shares in a total volume of up to 10% of the present share capital. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to §§ 71a ff. German Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company's share capital. The own shares may be bought through a stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed by more than 10% or fall short by more than 20% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed by more than 15% or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board is authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 German Stock Corporation Act through the stock exchange, by an offer to all shareholders or against contribution in kind with the exclusion of shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board is authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. This authorization may be utilized only if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to § 186 (3) sentence 4 German Stock Corporation Act does not exceed 10% of the company's share capital at the time of the issue and/or sale of shares.

The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The presently existing authorization given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to purchase own shares is cancelled with effect from the time when the new authorization comes into force.

08 // AUTHORIZATION TO USE DERIVATIVES WITHIN THE FRAMEWORK OF THE PURCHASE OF OWN SHARES PURSUANT TO § 71 (1) NO. 8 GERMAN STOCK CORPORATION ACT

Management Board and Supervisory Board propose the following resolution:

The purchase of shares under the authorization to purchase own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2009.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10% or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid respectively.

The rules established for Agenda Item 7 apply to the sale and cancellation of shares acquired with the use of derivatives.

The authorization presently in force given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to use derivatives in connection with the purchase of own shares is cancelled with effect from the time when the new authorization comes into force.

09 // ELECTION TO THE SUPERVISORY BOARD

The terms of office of all members of the Supervisory Board, with the exception of Dr. Theo Siegert, expire at the end of this General Meeting, so that nine out of ten shareholder representatives must be newly elected to the Supervisory Board. Pursuant to §§ 96 (1), 101 (1) German Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals. It is planned to conduct the Supervisory Board elections through individual voting.

The Supervisory Board proposes that the following shareholder representatives be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2012 financial year:

1. Dr. Clemens Börsig, presently Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt am Main

2. Dr. Karl-Gerhard Eick, Deputy Chairman of the Board of Management of Deutsche Telekom AG, Cologne

3. Prof. Dr. Henning Kagermann, Chairman and CEO of SAP AG, Hockenheim

4. Suzanne Labarge, Vice Chairperson and Chief Risk Officer, retired, Royal Bank of Canada, Toronto

5. Tilman Todenhöfer, Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart

6. Werner Wenning, Chairman of the Board of Management of Bayer AG, Leverkusen

The Supervisory Board further proposes that the following shareholder representatives be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2010 financial year:

7. Sir Peter Job, presently member of the Supervisory Board of Deutsche Bank AG, London

8. Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer, member of Supervisory Boards, Erlangen

The Supervisory Board further proposes that the following shareholder representative be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2011 financial year:

9. Maurice Lévy, Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris

Information regarding other mandates of the shareholder representatives proposed for election is to be found in the annex to this invitation.

Pursuant to No. 5.4.3 Sentence 3 of the German Corporate Governance Code, attention is drawn to the fact that, in case Dr. Börsig is re-elected to the Supervisory Board, it is intended that he be proposed as a candidate to become Chairman of the Supervisory Board.

10 // CREATION OF NEW AUTHORIZED CAPITAL (WITH THE POSSIBILITY OF A CAPITAL INCREASE IN KIND) AND AMENDMENT TO THE ARTICLES OF ASSOCIATION

Management Board and Supervisory Board propose the following resolution:

a) The Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of € 140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board, if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. The new shares can also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b) In § 4 of the Articles of Association, the present sub-paragraph (5) is deleted, as the period for the use of the authorized capital regulated there has expired.

The present sub-paragraphs (6) to (10) become sub-paragraphs (5) to (9) in unchanged sequence and the following new sub-paragraph (10) is added:

"(10) The Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of € 140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board, if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right)."

11 // AUTHORIZATION TO ISSUE PARTICIPATORY NOTES WITH WARRANTS AND/OR CONVERTIBLE PARTICIPATORY NOTES, BONDS WITH WARRANTS AND CONVERTIBLE BONDS, CREATION OF CONDITIONAL CAPITAL AND AMENDMENT TO THE ARTICLES OF ASSOCIATION

Management Board and Supervisory Board propose the following resolution:

a) The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2013. The participatory notes must meet the requirements of the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company's liable capital. Participatory notes may come with bearer warrants or as convertible participatory notes. The option and/or conversion rights entitle holders to buy shares of Deutsche Bank AG subject to the conditions of participatory notes with warrants and/or convertible participatory notes.

The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2013, and to grant the holders of bonds with warrants and the holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of Deutsche Bank AG subject to the conditions of bonds with warrants and of convertible bonds.

The total nominal amount of all participatory notes, bonds with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of € 150,000,000.

The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bonds are also referred to together below as "Bonds" and together with participatory notes as "Rights") may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by companies in which Deutsche Bank AG has a direct or indirect majority shareholding. In this case, the Management Board is authorized to assume on behalf of Deutsche Bank AG a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.

In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each bond, entitling the bearer to subscribe to new shares of Deutsche Bank AG subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.

In case of the issue of convertible participatory notes and/or convertible bonds made out to bearer, the holders of participatory notes and/or bonds receive the right to exchange their participatory notes and/or convertible bonds for new shares of Deutsche Bank AG subject to the conditions of participatory rights and/or conditions of bonds. The exchange ratio is obtained by dividing the nominal amount of a Right by the conversion price determined for one new share of Deutsche Bank AG (in case of a conversion obligation, the conversion price determined in the respective case). The exchange ratio may also be obtained by dividing the issue price of one Right, which is below the nominal amount, by the conversion price determined for one new share of Deutsche Bank AG. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The conditions of conversion may also establish a conversion obligation to convert at maturity or at some other point in tiime. In all cases, the conversion rights expire no later than 20 years after issuance of the convertible participatory notes and/or convertible bonds.

The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined, by which the conversion and/or option rights can or must be exercised.

In so far as the bonds and/or participatory notes do not establish a conversion obligation, the option or conversion price corresponds to the lower of 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange from the beginning of a placement with institutional investors until determination of the issue amount of the Rights (price-fixing) and 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange during the last hour before price-fixing. If a placement with institutional investors does not take place before price-fixing, the option or conversion price corresponds to 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on the five trading days before the day of price-fixing. The lower of the two volume-weighted average figures in the case of a placement with institutional investotrs or – in the absence of such a placement before price-fixing – the volume-weighted average figure for the five trading days is also referred to below as "Reference Price".

In case of the issue of participatory rights or bonds with a conversion obligation, the conversion price is equivalent to the following amount:
- 100% of the Reference Price if the arithmetic mean of the closing prices of the company's shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is smaller than or equal to the Reference Price;
- 125% of the Reference Price if the arithmetic mean of the closing prices of the company's shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is greater than or equal to 125% of the Reference Price;
- the arithmetic mean of the closing prices of the company's shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion if this figure is greater than the Reference Price and smaller than 125% of the Reference Price;
- notwithstanding the above regulations, 125% of the Reference Price if the holder of the participatory rights or bonds makes use of an existing conversion right before the conversion obligation comes into effect.

The option and/or conversion price is reduced, notwithstanding § 9 (1) German Stock Corporation Act, by virtue of a dilution protection clause subject to the conditions of options and/or the conditions of participatory notes or bonds by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment if Deutsche Bank AG raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.

The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.

In the case of the issue of Bonds, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders' pre-emptive rights in so far as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of Bonds under this authorization in accordance with § 186 (3) sentence 4 German Stock Corporation Act (with exclusion of pre-emptive rights against cash deposits) together with other shares issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of share capital at the time this authorization is exercised.

If the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders' pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

The Rights may also be taken over by banks determined by the Management Board subject to the obligation to offer them to shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the management bodies of the affiliated company floating the issue.

b) Conditional capital

The share capital is increased conditionally by up to €150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2013, in accordance with the authorization set out above under a) by the company or by a company in which Deutsche Bank AG has a direct or indirect majority shareholding. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase shall only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning execution of the conditional capital increase.

c) Amendment to the Articles of Association

The following new sub-paragraph (11) is added to § 4 of the Articles of Association:

"(11) The share capital is conditionally increased by up to € 150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase will only be carried out in so far as

a) the holders of conversion rights or warrants linked with participatory notes or convertible bonds or bonds with warrants, to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or companies in which it has a direct or indirect majority shareholding, make use of their conversion or option rights, or

b) the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or by companies in which it has a direct or indirect majority shareholding, fulfil their obligation to convert.

The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion or option rights or by the fulfilment of the obligation to convert."

AD ITEMS 7 AND 8: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO § 71 (1) NO. 8 IN CONJUNCTION WITH § 186 (4) GERMAN STOCK CORPORATION ACT

In Item 7 of the Agenda, Deutsche Bank AG is authorized to purchase its own shares; Item 8 of the Agenda regulates the possibility of purchasing own shares with the help of derivatives.

The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. It is only intended, as shown by the specific limitation to 5% of share capital, to broaden the range of instruments available for share buybacks. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that account is also taken of the principle of equal treatment of shareholders in this form of purchase.

The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company's disposal to be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders' pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.

Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders' pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of warrants and/or conversion for the holders of existing option rights and/or conversion rights.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees or to service option rights granted to employees. For these purposes, the company disposes, as the case may be, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to shares of Deutsche Bank AG are granted to employees as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders' pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 German Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that, even together with the utilization of authorized capital, no more than 10% of the share capital can be sold or issued subject to the exclusion of shareholders' pre-emptive rights on the basis of § 186 (3) sentence 4 German Stock Corporation Act. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

AD ITEM 10: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO § 203 (2) SENTENCE 2 IN CONJUNCTION WITH § 186 (4) GERMAN STOCK CORPORATION ACT:

The authorization requested under Item 10 of the Agenda is intended to sustain and broaden the bank's equity capital base and replaces authorized capital which expired on April 30, 2008, in the amount of €128,000,000 with an almost identical structure. The availability of appropriate equity capital is the basis for the bank's business development. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 10 of the Agenda is intended to create authorized capital in the amount of €140,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders' pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.

The additional possibility of excluding pre-emptive rights in case of a capital increase in kind is designed to put the Management Board, with the consent of the Supervisory Board, in a position to acquire companies or shareholdings in companies in appropriate instances in return for shares of Deutsche Bank AG. This is intended to enable the bank to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies which conduct similar or related business or business which is appropriate within the scope of our activities. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. To be able to make such acquisitions at short notice if needed, the bank must have the means to carry out a capital increase in kind, under exclusion of pre-emptive rights. The issue price of the new shares is fixed by the Management Board, with the consent of the Supervisory Board, taking into account the interests of the company and its shareholders. With a total volume of up to 54,687,500 shares, roughly 10.3% of present share capital is available for this purpose; together with capital already authorized for the same purposes, which expires on April 30, 2011, the authorized capital amounts which include the possibility of contributions in kind account for roughly 19.8% of the present share capital.

AD ITEM 11: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO § 221 (4) IN CONJUNCTION WITH § 186 (4) GERMAN STOCK CORPORATION ACT

The availability of appropriate equity capital is the basis for the bank's business development. The German Banking Act divides the bank's share capital into core capital and supplementary capital. Core capital includes share capital and reserves, and also, under certain circumstances, convertible bonds subject to an obligation to convert. Supplementary capital can be made up largely of participatory note capital, subordinated liabilities and revaluation reserves. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

The authorization requested under Item 11 is intended to give the bank a new basis for the issue of option rights or convertible participatory rights and/or convertible bonds, enabling it to make use of these instruments at any time, even after expiry of the current authorization at the end of April 2009.

The bank can create supplementary capital by issuing subordinated option rights or convertible participatory rights under the proposed authorization. Under certain circumstances, bonds with warrants or convertible bonds may also offer attractive financing options, which the authorization intends to make available. The possibility of making convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for using financial instruments of this kind. In this connection, the bank should be able to access the German or international capital markets, depending on the market situation, possibly through its subsidiaries, to issue bonds in euros as well as in the official currency of an OECD country. In principle, shareholders are entitled to pre-emptive rights; however, this entitlement may be excluded with the consent of the Supervisory Board, provided the shares are issued at prices not substantially lower than the theoretical market value. The possibility of excluding pre-emptive rights gives the bank flexibility to react quickly to any favourable stock market situations that may arise.

Pursuant to § 221 (4) Sentence 2 German Stock Corporation Act, the provisions of § 186 (3) 3 Sentence 4 German Stock Corporation Act apply analogously to the exclusion of pre-emptive rights when convertible bonds or bonds with warrants are issued. On the basis of the explicit restrictions that form part of the authorization, the limit of 10% of share capital prescribed there for the exclusion of pre-emptive rights is not exceeded, even in combination with the utilization of authorized capital or sales of own shares.

It also follows from § 186 (3) Sentence 4 German Stock Corporation Act that the issue price may not be substantially lower than the market price. This is intended to ensure that the value of a shareholder's share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company's share capital at almost the same conditions by acquiring the necessary shares on the stock exchange.

Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital increase. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to a conversion obligation) in accordance with the respective conditions of options and conversion.

The conditional capital (€ 150,000,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares relating to participatory notes, bonds with warrants and convertible bonds.

INFORMATION RELATING TO AGENDA ITEM 9 PURSUANT TO § 125 (1) SENTENCE 3 GERMAN STOCK CORPORATION ACT

The shareholder representatives proposed for election under Agenda Item 9 are members of the Supervisory Board at the companies listed under a) and members of a comparable management body at the companies listed under b).

1. Dr. Clemens Börsig:
   a) Bayer AG, Daimler AG, Deutsche Lufthansa AG (until April 29, 2008), Linde AG

2. Dr. Karl-Gerhard Eick:
   a) Corpus Immobiliengruppe GmbH & Co. KG, DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH, FC Bayern München AG, T-Mobile International AG, T-Systems Business Services GmbH, T-Systems Enterprise Services GmbH

3. Prof. Dr. Henning Kagermann:
   a) Münchener Rückversicherungs-Gesellschaft AG
   b) Nokia Corporation

4. Suzanne Labarge:
   b) Coca-Cola Enterprises Inc.

5. Tilman Todenhöfer:
   a) Carl Zeiss AG, Robert Bosch GmbH, Schott AG
   b) Carl Zeiss-Stiftung, Robert Bosch Internationale Beteiligungen AG

6. Werner Wenning:
   a) Henkel KGaA, Evonik Industries AG, E.ON AG (proposed for election by the AGM on April 30, 2008); Bayer Schering Pharma AG (Chairman)

7. Sir Peter Job:
   b) Mathon Systems, Royal Dutch Shell plc, Schroders plc, Tibco Software Inc.

8. Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer:
   a) Hochtief AG, Münchener Rückversicherungs-Gesellschaft AG, ThyssenKrupp AG, Volkswagen AG (until April 24, 2008)
   b) Koç Holding A.S.

9. Maurice Lévy:
   b) Medias et Régies Europe S.A., Fallon Group Inc., Publicis Conseil SA, Publicis USA Holdings Inc., Zenith Optimedia Group Ltd.

PARTICIPATION IN THE GENERAL MEETING
The company's share capital presently amounts to €1,358,148,764.16 and is divided up into 530,526,861 shares, of which, as things stand at present, after deduction of 30,019,035 own shares, 500,507,826 are eligible to vote at the General Meeting.

Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the share register and notify their intention to participate by no later than May 26, 2008, either electronically via the Internet website specified in the letter to registered shareholders, or in writing to the following address or to another address specified by Deutsche Bank AG in connection with the announcement of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:

Deutsche Bank AG
Aktionaersservice
Postfach 94 00 03
69940 Mannheim

Shareholders registered in the share register may also have their voting rights exercised by a representative with a written power of attorney, e.g. a bank or a shareholders' association. In this case, the representatives must be notified to the company in good time. A written power of attorney may also be evidenced by fax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.

Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their representatives at the General Meeting. In this case, powers of attorney and instructions can be issued either in writing or via the Internet. The details are given in the documents sent to shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

If you wish to receive documents or submit proposals for the General Meeting, please send your requests in this connection to the following address only:

Deutsche Bank AG
Corporate Secretariat
60262 Frankfurt am Main

Fax No. 069 910-34532

Shareholders' proposals which have to be made accessible will be published at the following Internet address without delay after their receipt:

www.deutsche-bank.com/general-meeting

This applies in particular to properly submitted counterproposals and election proposals which we receive by the end of May 14, 2008. Any comments by Management will also be published at the Internet address stated above.

Further information on the General Meeting can be found on the Internet at www.deutsche-bank.com/general-meeting.

Frankfurt am Main, March 2008

Deutsche Bank AG
The Management Board

INFORMATION ON SUPERVISORY BOARD RELATIONSHIPS, REPORTABLE SHAREHOLDINGS AND UNDERWRITING SYNDICATE

§ 128 (2) sentence 8 Stock Corporation Act in the version valid since 2001 requires us to file the following, in part very technical sounding, information:

1. The members of the Supervisory Board of Deutsche Bank AG include seven employees of Deutsche Bank AG and two employees of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees.

2. Members of the Management Board and/or employees of Deutsche Bank AG are members of the Supervisory Boards of the following German depositary banks:

   Deutsche Bank Privat- und Geschäftskunden AG
   Berliner Bank Beteiligungs AG
   norisbank GmbH

3. Shareholdings held by banks in Deutsche Bank AG and reportable pursuant to § 21 Securities Trading Act have been notified to us as follows:

   UBS AG, Zürich, Switzerland 4.07% (November 27, 2007)

4. The members of the most recent underwriting syndicate which also included participants from outside the Group (EUR 1,250 million Floating Rate Note 2008–2011) comprised the following banks:

   Deutsche Bank AG
   Daiwa Securities SMBC Europe Ltd.
   DZ Bank AG Deutsche Zentral-Genossenschaftsbank
   ING Belgium SA/NV
   Natixis Banques Populaires

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

FINANCIAL CALENDAR

2008

Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

2009

Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

Hauptversammlung 2008
Erweiterung der Tagesordnung

Deutsche Bank

Inhalt

Erweiterung der Tagesordnung

Nach Einberufung unserer ordentlichen Hauptversammlung für Donnerstag, den 29. Mai 2008, in Frankfurt am Main (Veröffentlichung im elektronischen Bundesanzeiger vom 28. März 2008) haben die Herren Prof. Dr. Ekkehard Wenger und Prof. Dr. Leonhard Knoll, Mainbernheim, gemäß §§ 122 Abs. 2, 124 Abs. 1 AktG die Bekanntmachung weiterer Gegenstände zur Beschlussfassung der Hauptversammlung verlangt.

Die Tagesordnung wird deshalb um folgende Punkte erweitert:

12 // ANWEISUNG AN DEN VORSTAND, ALLE VORBEREITUNGEN DAFÜR ZU TREFFEN, DASS INNERHALB VON ZWEI JAHREN DAS INVESTMENT-BANKING-GESCHÄFT ABGESPALTEN WERDEN KANN

Es wird vorgeschlagen, den folgenden Beschluss zu fassen:

Der Vorstand wird von der Hauptversammlung angewiesen, alle erforderlichen Massnahmen und Vorbereitungen zu treffen, damit nach Möglichkeit der nächsten, spätestens aber der übernächsten Hauptversammlung die Abspaltung des Investment-Banking-Geschäfts zur Beschlussfassung vorgelegt werden kann.

Begründung: Investmentbanken unterscheiden sich von Fußball-Vereinen nur unwesentlich. Letzten Endes wird alles an die Spieler verteilt und für den Verein bleibt nichts. Multi-Milliarden-Boni für die (vermeintlichen) Spitzenkräfte in guten Jahren korrespondieren mit Jahren, in den Blasen platzen und in denen die Aktionäre auf den Verlusten sitzen bleiben. Im statistischen Durchschnitt ist Investment-Banking kein Geschäftsmodell, das auf Dauer und mit Erfolg in Publikumsaktiengesellschaften betrieben werden kann. Nicht einmal die Deutsche Bank, die sich momentan oberhalb des statistischen Durchschnitts wähnt, kann ihren Aktionären über die letzten zehn Jahre eine Performance bieten, die auch nur entfernt mit deutschen Bundesanleihen Schritt halten kann. Zur Hauptversammlung 1998 notierte die Aktie bei 81 Euro. Zum Zeitpunkt der Einberufung der Hauptversammlung 2008 lag der Aktienkurs deutlich niedriger, und die seit 1998 gezahlten Dividenden machen in der Summe gerade 22% des Kurses von 1998 aus. Die jährliche Rendite für den Aktionär würde also selbst unter der Voraussetzung, dass bis zum Tag der Hauptversammlung 2008 noch ein Kurs von 81 Euro erreicht wird, nur etwa 2% betragen. Gemessen an einer risikolosen Alternativanlage ist in den letzten zehn Jahren also in erheblichem Umfang Wert vernichtet worden. „Zufälligerweise" waren die letzten zehn Jahre geprägt von einer Vergütungsexplosion im Bereich des Investmentbanking. Banken, die sich von diesen Geschäften fernhielten und ihre Risiken im Griff hatten, konnten in diesem Zeitraum für ihre Aktionäre erheblichen Mehrwert erwirtschaften. Im langjährigen statistischen Durchschnitt gilt offenbar: Jeder Investmentbanker, der verschwindet, ist ein Gewinn für die Bank, die er verlässt. Hieraus müssen endlich Konsequenzen gezogen werden. Den Investment-Banking-Gurus sei anheimgestellt, das Investmentbanking-Geschäft zu kaufen und es dann auf eigene Rechnung zu betreiben. In Publikums-Aktiengesellschaften muss Schluss sein mit Multi-Millionen-Gehältern, die auf die Dauer keinen Raum lassen für eine angemessene Verzinsung des Kapitals der Aktionäre.

13 // ÄNDERUNG DER SATZUNG – BESCHRÄNKUNG RISIKOREICHER GESCHÄFTE IN DEN USA
Der Hauptversammlung wird vorgeschlagen, den folgenden Beschluss zu fassen:

§ 2 der Satzung wird um folgenden Absatz 3 ergänzt:

„(3) Die Gesellschaft gewährt keine Kredite an Schuldner, deren Sitz oder Konzernleitung in den Vereinigten Staaten von Amerika liegt, es sei denn, gegen in der Euro-Zone leicht verwertbare Sicherheiten. Ausgenommen sind Kredite an Gesellschaften, deren Konzernleitung in der Euro-Zone domiziliert, sofern auch die Obergesellschaft in Anspruch genommen werden kann. Der Erwerb von Schuldverschreibungen oder sonstigen Kreditverbriefungen oder hierauf bezogenen Derivaten steht der Kreditvergabe gleich. Kredite, die am 29.5.2008 bereits ausgereicht oder fest zugesagt sind und gemäß Satz 1 nicht gewährt werden dürfen, sind unter Einhaltung vertraglicher Verpflichtungen zum nächst möglichen Zeitpunkt zu kündigen; soweit eine Kündigung vor dem 29.5.2010 rechtlich möglich ist, darf die Kündigung im Interesse einer geordneten Abwicklung der Kreditbeziehung bis zu diesem Zeitpunkt hinausgeschoben werden."

Begründung: Die USA sind das Land der Krise, des unsoliden Wirtschaftens und der pathologischen Überbezahlung von Schönwetterkapitänen. Auf das amerikanische Bankensystem war noch nie Verlass. Gerade zwanzig Jahre nach der „Savings and Loan"-Krise, in der schon damals ein dreistelliger Milliardenbetrag verdampft ist, steht die US-Finanzszene erneut vor einem Scherbenhaufen. Gleichwohl lassen sich gerade deutsche Unternehmen immer wieder von Potemkinschen Dörfern US-amerikanischer Prägung zu gefährlichen Geschäften verführen. Die Gesellschaft selbst ist insofern das beste Beispiel hierfür, als sie das Multi-Milliarden-Debakel der DaimlerChrylser AG, an der sie einst wesentlich beteiligt war, herbeiberaten und herbeigestimmt hat – mit der Folge einer massiv entwerteten Beteiligung. Die Gesellschaft sollte unverzüglich eine Entamerikanisierung einleiten, bevor sie noch heftiger in den US-amerikanischen Schlamassel hineingezogen wird. Dies gilt unbeschadet des Anscheins, dass sie momentan weniger von der US-Finanzkrise betroffen ist als einige Wettbewerber. In der nächsten Krise kann das schon wieder ganz anders sein. Dies gilt um so mehr, als die Geschäftsleitung auch jetzt schon Schwierigkeiten hat, ihre Risiken im Griff zu halten. Noch in der Hauptversammlung 2007 hat der Vorstandsvorsitzende laut einer stenographischen Mitschrift erklärt: „Wir verfügen über erstklassige und leistungsfähige Risikomanagementsysteme, die wir kontinuierlich verfeinern. Die Krise im nordamerikanischen Markt für nachrangige Immobilienkredite konnte uns daher nichts anhaben." Inzwischen sind die Risikomanagementsysteme offenbar so verfeinert worden, dass Abschreibungspotentiale von mehreren Milliarden entdeckt werden konnten. Das Ergebnis ist ein Aktienkurs, der tiefer steht als vor zehn Jahren, und eine Aktienperformance, die weit hinter deutschen Bundesanleihen zurückbleibt. Demgegenüber haben viele kleine Banken, denen per Satzungsbestimmung das Herumzocken auf US-Märkten untersagt war, in den letzten zehn Jahren für ihre Aktionäre nachweislich erheblichen Mehrwert geschaffen. Aber als nicht amerikanisierte Banken mussten sie ja auch ihren Geschäftsleitern keine Millionengehälter hinterherwerfen.

14 // ÄNDERUNG DER SATZUNG – BEGRENZUNG DER ANZAHL WEITERER MANDATE FÜR DIE VERTRETER DER ANTEILSEIGNER IM AUFSICHTSRAT

Der Hauptversammlung wird vorgeschlagen, den folgenden Beschluss zu fassen:

§ 9 der Satzung wird um folgenden Absatz 5 ergänzt:

„(5) Als Vertreter der Anteilseigner im Aufsichtsrat ist nicht wählbar, wer Mitglied des Vorstands eines DAX-30-Unternehmens ist oder mehr als zwei Aufsichtsratsmandate bei DAX-30-Unternehmen wahrnimmt. Der Vorsitz im Aufsichtsrat eines DAX-30-Unternehmens wird doppelt auf die Höchstzahl der Mandate angerechnet. Dies gilt auch für den Vorsitz im Aufsichtsrat der Gesellschaft."

Begründung: Die Kontrolle des Vorstands der Gesellschaft erfordert einen Einsatz, der nicht zu erbringen ist, wenn die Belastung durch andere Mandate überhand nimmt. Zudem besteht die Gefahr, dass ein enger Kreis von Personen, die ihr persönliches Beziehungsnetz nicht belasten wollen, einen Nichtangriffspakt schließt. Der inzwischen auch als Daimler-Aufsichtsrat amtierende Aufsichtsratsvorsitzende der Deutschen Bank hat sich noch im Jahre 2006 öffentlich dagegen verwahrt, dass die Exponenten langjähriger Misswirtschaft an der Spitze des DAX-Unternehmens Daimler-Chrysler als „Dauerversager" bezeichnet werden. Diese Kultur der Beschönigung von Fehlleistungen hat sich für die Gesellschaft und den deutschen Aktienmarkt insgesamt als außerordentlich schädlich erwiesen. Sie erweist sich darüber hinaus zunehmend als Gefahr für die Glaubwürdigkeit des marktwirtschaftlichen Systems. Millionenvergütungen für unsägliche Fehlleistungen werden in wachsendem Maße als Indiz für den moralischen Verfall der (vermeintlichen) Wirtschafts-„Elite" gedeutet, wobei gerade die Verflechtung zwischen der Deutschen Bank und Daimler gerne als besonders eindrucksvolles Beispiel herangezogen wird. So wird in der März-Ausgabe des Manager-Magazins, das sich über „die Gier und ihre Folgen" auslässt, wie folgt Stellung genommen: „Es geht nicht um Neid ... Es geht darum, dass sich bei vielen Managern Leistung und Bezahlung entkoppelt haben, dass ein Wertvernichter wie Ex-Daimler-Chef Jürgen Schrempp nach seinem Abgang noch Millionen durch Aktienoptionen kassieren konnte." Dies war nur mit Rückendeckung der Deutschen Bank möglich. Derartiges gilt es in Zukunft zu verhindern.

15 // ÄNDERUNG DER SATZUNG – GESONDERTE AUSZÄHLUNG DER STIMMEN UNTERSCHIEDLICHER AKTIONÄRSGRUPPEN

Der Hauptversammlung wird vorgeschlagen, den folgenden Beschluss zu fassen:

§ 19 der Satzung wird um folgenden Absatz 3 ergänzt:

„(3) Auf Antrag von Aktionären, die Aktien mit einem anteiligen Betrag des Grundkapitals von wenigstens 500.000 Euro vertreten, erfolgt die Abstimmung über einzelne Punkte der Tagesordnung in der Form, dass zunächst nur Privatpersonen, die nicht durch Stimmrechtsvertreter im Sinne von § 125 Abs. 1 Satz 1 AktG vertreten sind, ihre Stimme abgeben. Nachdem das Ergebnis ihrer Stimmabgabe verkündet ist, stimmen die Vereinigungen von Aktionären im Sinne von § 125 Abs. 1 Satz 1 mit den von ihnen vertretenen Stimmen ab, wobei sie Stimmen, für die ihnen Weisungen erteilt worden sind, nicht abgeben müssen („ausgesonderte Stimmen"). Nachdem auch das Ergebnis dieser Stimmabgabe verkündet ist, werden alle übrigen Stimmen einschließlich der ausgesonderten Stimmen abgegeben und ausgezählt. Danach wird das Gesamtergebnis verkündet. Der Antrag auf gesonderte Auszählung ist der Gesellschaft spätestens sieben Tage nach Bekanntmachung der betreffenden Punkte der Tagesordnung im elektronischen Bundesanzeiger unter Nachweis des erforderlichen Aktienbesitzes zu übermitteln."

Begründung: Institutionelle Anleger und mit Stimmrechtsvollmachten ausgestattete Depotbanken unterliegen bei der Stimmabgabe häufig massiven Interessenkonflikten, die damit zusammenhängen, dass sie mit der Gesellschaft andere Geschäftsbeziehungen unterhalten, die ihnen wichtiger sind als eine sachgerechte Stimmabgabe. Anders ist nicht zu erklären, weshalb institutionelle Anleger und Depotbanken die notorischen Vergütungsexzesse bei praktisch allen Großbanken trotz im allgemeinen bescheidener und vielfach sogar miserabler Kursentwicklung von Großbank-Aktien mitgetragen haben. Um diese Interessenkonflikte deutlicher zu Tage treten zu lassen, sollen auf Antrag einer qualifizierten Minderheit zunächst diejenigen Stimmen ausgezählt werden, die mit keinen oder jedenfalls geringeren Interessenkonflikten belastet sind. Auf diese Weise sollen die institutionellen Anleger und die Depotbanken zumindest einem größeren Rechtfertigungszwang für ihr zuweilen skandalöses Abstimmungsverhalten ausgesetzt werden. Wer gegen die Mehrheit der Privatpersonen und gegen die Mehrheit der Aktionärsschutzvereinigungen abstimmt, soll überdies damit rechnen müssen, dass sein Verhalten haftungs-, aufsichts- und strafrechtlich gewürdigt wird, wenn er keine überzeugenden Gründe angeben kann. Nur dadurch kann verhindert werden, dass institutionelle Anleger mit ihrem verantwortungslosen Abstimmungsverhalten weiterhin die leistungslose Bereicherung von versagenden Konzernvorständen absegnen und so einem moralischen Verfall Vorschub leisten, der die Glaubwürdigkeit des marktwirtschaftlichen Systems unterminiert.

16 // ÄNDERUNG DER SATZUNG – ANFERTIGUNG EINES WORTPROTOKOLLS DER HAUPTVERSAMMLUNG

Der Hauptversammlung wird vorgeschlagen, den folgenden Beschluss zu fassen:

§ 19 der Satzung wird um folgenden Absatz 4 ergänzt:

„(4) Anfertigung eines Wortprotokolls der Hauptversammlung
Über den Verlauf der Hauptversammlung ist ein Wortprotokoll anzufertigen. Zur Sicherung seiner Richtigkeit ist eine Tonband- oder Videoaufzeichnung anzufertigen, die nur während der Wortmeldung von Aktionären unterbrochen werden darf, die dies verlangen. Die Aktionäre sind auf dieses Recht hinzuweisen. Für die Aufzeichnung sind mindestens zwei technisch voneinander unabhängige Geräte heranzuziehen, damit der Verlauf der Debatte auch bei Ausfall eines Geräts noch dokumentiert werden kann. Sämtliche erstellten Aufzeichnungen sind mindestens fünf Jahre aufzubewahren."

Begründung: Den Aktionären muss die Möglichkeit gegeben werden, für den Fall von Zivilrechtsstreitigkeiten oder strafrechtlichen Ermittlungen einen exakten Nachweis über ihre eigenen Äußerungen und die der Verwaltung führen zu können. Diese Möglichkeit war in früheren Zeiten gegeben, als die Verwaltung stets ein Wortprotokoll erstellen ließ, ohne dazu verpflichtet zu sein. Dieser gute Brauch wurde aus nicht nachvollziehbaren Gründen vorübergehend eingestellt. Möglicherweise will die Verwaltung verhindern, dass sie an ihren Ausführungen in der Hauptversammlung festgehalten werden kann. Wenn sie diese Vermutung entkräften will, soll sie die früher übliche Praxis wieder aufnehmen.

Dies gilt um so mehr, als die Gesellschaft in den letzten drei Hauptversammlungen wieder ein Wortprotokoll hat erstellen lassen, obwohl sie „im Allgemeinen .. die Erstellung eines stenographischen Protokolls nicht für sinnvoll" hält. Grund für diese Abkehr vom „im Allgemeinen" für sinnvoll Gehaltenen sind die Kirch-Prozesse. Denn laut Mitteilung der Abteilung Recht (Prof. Dr. Marsch-Barner) soll mit den seit 2005 ganz speziell für notwendig gehaltenen Protokollen „eine sichere Beweisgrundlage für diese Prozesse geschaffen werden." Es mutet eigenartig an, dass die Verwaltung dort, wo sie eine „sichere Beweisgrundlage" haben will, ein Protokoll erstellen lässt, dem Aktionär aber eine sichere Beweisgrundlage bewusst verweigern will. Zur Begründung für diesen seltsamen Spagat führt die Abteilung Recht an, durch die Erstellung eines Wortprotokolls werde „die Mündlichkeit der Hauptversammlung, die vom spontanen Gedankenaustausch lebt, ... in Frage gestellt." Dazu ist festzuhalten, dass dem Aktionär nicht an spontanen Einfällen der Verwaltung gelegen ist, sondern daran, dass die Verwaltung keine fehlerhaften, unvollständigen oder irreführenden Auskünfte erteilt. Um die Wahrscheinlichkeit derartiger Unzuträglichkeiten zu vermindern, soll sich die Verwaltung darauf einstellen müssen, dass sie für etwaige Falschauskünfte gegebenenfalls zur Rechenschaft gezogen werden kann. Aus diesen Gründen ist ein Wortprotokoll unerlässlich. Es ist nicht einzusehen, weshalb es dem Vorstand gestattet sein soll, den Aktionären etwas zu erzählen, was späterer Nachprüfung bewusst entzogen wird.

17 // ANTRAG AUF BESCHLUSSFASSUNG ÜBER DIE DURCHFÜHRUNG EINER SONDERPRÜFUNG NACH § 142 ABS. 1 AKTG ZUR ÜBERPRÜFUNG DER FRAGE, OB ORGANE DER GESELLSCHAFT IHRE SORGFALTSPFLICHTEN VERLETZT HABEN, ALS IM FRÜHJAHR 2003 IN DER NÄHE EINES AUSGEPRÄGTEN LANGJÄHRIGEN TIEFPUNKTS DES AKTIENMARKTS 14,6 MILLIONEN OPTIONEN MIT EINEM AUSÜBUNGSPREIS VON LEDIGLICH 47,53 EURO PRO AKTIE AN AUSGEWÄHLTE FÜHRUNGSKRÄFTE DES UNTERNEHMENS AUSGEGEBEN WORDEN SIND

Als Sonderprüferin soll bestellt werden Rechtsanwältin Nicola Monissen, Klosterstraße 4, 89143 Blaubeuren, mit der Maßgabe, dass sie bei Bedarf Hilfspersonal ihrer Wahl zur Durchführung der Prüfung heranziehen kann.

Begründung: Es ist nicht ersichtlich, wie ein seine Sorgfaltspflichten beachtender Entscheidungsträger auf die Idee kommen konnte, ausgerechnet dann, wenn die Aktienkurse aufgrund vorüber gehender Marktstörungen quasi ins Bodenlose gefallen sind, Optionen mit entsprechend niedrigem Ausgabekurs auszuteilen, statt abzuwarten, bis sich die Lage am Aktienmarkt wieder normalisiert hat. Die 2003 ausgegebenen Optionen konnte das Management inzwischen mit hohem Gewinn einlösen, ohne dass eine für die Aktionäre sichtbare Leistung vorgewiesen werden kann; denn der Aktienkurs liegt im Zeitpunkt der Einberufung der Hauptversammlung 2008 immer noch unter dem Wert, der bereits zur Hauptversammlung 1998 erreicht war. Es muss aufgeklärt werden, welche Überlegungen dafür maßgeblich waren, dass den Führungskräften das Reichwerden auf Kosten der Aktionäre derart leicht gemacht wurde.

18 // ANTRAG AUF BESCHLUSSFASSUNG ÜBER DIE DURCHFÜHRUNG EINER SONDERPRÜFUNG NACH § 142 ABS. 1 AKTG ZUR ÜBERPRÜFUNG DER FRAGE, OB ORGANE DER GESELLSCHAFT BEI DER VERWALTUNG DER BETEILIGUNG AN DER DAIMLER AG (FRÜHER DAIMLERCHRYSLER AG) IHRE SORGFALTSPFLICHTEN VERLETZT ODER AUS PERSÖNLICHER RÜCKSICHTNAHME UNTREUEHANDLUNGEN BEGANGEN HABEN

Zu prüfen ist,

- welche Gründe dafür massgeblich waren, dass die Herren Schrempp und Kopper an der Spitze der DaimlerChrysler AG seitens der Deutschen Bank jahrelang unbehelligt geblieben sind, obwohl die Beteiligung an der DaimlerChrysler AG durch das Wirken dieser beiden Herren erhebliche Wertminderungen hinnehmen musste,
- warum die maßgeblichen Entscheidungsträger der Gesellschaft selbst dann nicht auf eine Ablösung von Hilmar Kopper als Aufsichtsratsvorsitzendem der DaimlerChrysler AG hingewirkt haben, als dieser in seinem unsäglichen Artikel „Kreuzritter der Corporate Governance" – erschienen in der Frankfurter Allgemeinen Zeitung vom 22.5.2004 – ein so blamables Zeugnis seiner Kompetenzen als Aufsichtsratsvertreter der Kapitalseite abgegeben hat, dass sich selbst Manager von der Deutschen Bank nahe stehenden Investmentfonds zu Protestreaktionen veranlasst sahen,
- warum nach der Ankündigung des Rücktritts von Jürgen Schrempp als Vorstandsvorsitzendem der DaimlerChrysler AG nicht endlich eine werterhöhende Strategieänderung angemahnt wurde, sondern statt dessen Daimler-Aktien zu einem Preis verkauft wurden, der weit unter dem lag, was nach einer Strategieänderung erzielbar gewesen wäre,
- warum die maßgeblichen Organe der Gesellschaft keine Bemühungen unternommen haben, gegen die unangemessen hohe Vergütung des langjährig erfolglosen Jürgen Schrempp vorzugehen.

Als Sonderprüferin soll bestellt werden Rechtsanwältin Nicola Monissen, Klosterstraße 4, 89143 Blaubeuren, mit der Maßgabe, dass sie bei Bedarf Hilfspersonal ihrer Wahl zur Durchführung der Prüfung heranziehen kann.

Begründung: Die Duldung langjähriger Misswirtschaft im Hause DaimlerChrysler durch die Deutsche Bank als maßgebliche Aktionärin ist das mit Abstand Teuerste und Düsterste, was die deutsche Corporate Governance-Szene überhaupt zu bieten hat. Dabei verfängt auch nicht die in vergangenen Hauptversammlungen gern gebrauchte Ausrede, dass die Deutsche Bank bei DaimlerChrysler nur ein Aktionär unter vielen gewesen und ihr Einfluss deshalb begrenzt gewesen sei. Noch im Jahre 2005, als sie ihren Anteil schon deutlich zurückgeführt hatte, ist ein in der Daimler-Hauptversammlung gestellter Sonderprüfungsantrag zur Verfolgung von Ansprüchen gegen Jürgen Schrempp allein daran gescheitert, dass ihm die Deutsche Bank die Unterstützung versagt hat. Es ist somit davon auszugehen, dass die Deutsche Bank auf die DaimlerChrysler AG entscheidend hätte Einfluss nehmen können, wenn sie es nur versucht hätte. Tatsächlich ist sie stets den Weg des geringsten Widerstands gegangen. Nicht einmal nach der Rücktrittsankündigung von Jürgen Schrempp im Juli 2005 war sie bereit, eine Strategieänderung durchzusetzen, die sofort erheblichen Mehrwert geschaffen hätte – ablesbar an der zwei Jahre später einsetzenden Kursreaktion anlässlich der Daimler-Ankündigung, sich endlich von Chrysler trennen zu wollen. Statt dessen begnügte sich die Deutsche Bank im Juli 2005 damit, für etwa die Hälfte des damals noch vorhandenen Daimler-Pakets den bescheidenen Kursgewinn zu realisieren, der mit der Freude des Kapitalmarkts allein über den Schrempp-Abgang als solchen verbunden war. Im Geschäftsbericht 2005 ist dazu zu lesen, man habe die „günstigen Marktbedingungen genutzt", um den Daimler-Anteil abzubauen – zu Kursen von damals etwa 40 Euro pro Daimler-Aktie! Die freigewordenen Mittel wurden dann zum Rückkauf eigener Aktien „genutzt" – zum Durchschnittskurs von 80,40 Euro pro Deutsche Bank-Aktie (Jahresbericht 2005, S. 23)! Hier wurden erneut Milliarden verschleudert – vermutlich, weil man aus persönlicher Rücksichtnahme gegenüber dem im Daimler-Aufsichtsrat verbliebenen Hilmar Kopper davor zurückschreckte, Druck in Richtung einer sofortigen Strategieänderung auszuüben. Dies erscheint um so plausibler, als auch das Verhältnis zu Jürgen Schrempp offenbar mehr als rücksichtsvoll war; noch in der Hauptversammlung 2006 hat der Vorstandsvorsitzende Josef Ackermann auf eine gezielte Frage ausdrücklich betont: „Ich habe Herrn Schrempp immer unterstützt." Wie teuer die Geduld mit den Herren Schrempp und Kopper war, zeigte sich, als im Frühjahr 2007 endlich die Weichen in Richtung Trennung von Chrysler gestellt wurden: Der Daimler-Kurs stieg in kurzer Zeit auf 77 Euro und liegt selbst in der jetzigen Krise noch rund 35% über dem Kurs, zu dem die Deutsche Bank 2005 verkauft hat – während ihre damals zurückgekauften eigenen Aktien in den letzten Wochen deutlich unter dem 2005 bezahlten Durchschnittskurs zu haben gewesen wären. Es ist aus der Sicht eines rational handelnden Kaufmanns schlicht nicht nachvollziehbar, warum die verantwortlichen Entscheidungsträger der Deutschen Bank nicht rechtzeitig die notwendigen Maßnahmen getroffen haben, um das Daimler-Engagement besser zu verwerten.

19 // ANTRAG AUF BESCHLUSSFASSUNG ÜBER DIE DURCHFÜHRUNG EINER SONDERPRÜFUNG NACH § 142 ABS. 1 AKTG ZUR ÜBERPRÜFUNG DER FRAGE, OB IN DEN JAHREN 2003 BIS 2007 UNTER VERLETZUNG VON SORGFALTSPFLICHTEN BONIFIKATIONEN AN MITARBEITER UND FÜHRUNGSKRÄFTE AUSGEZAHLT WORDEN SIND, DIE BEI SORGFÄLTIGER ABWÄGUNG DER RECHTLICHEN RISIKEN AUS DEN BELOHNTEN GESCHÄFTEN NICHT ODER JEDENFALLS NUR MIT EINER RÜCKFORDERUNGSKLAUSEL HÄTTEN GEWÄHRT WERDEN DÜRFEN

Zu prüfen ist,

- ob für das Ersinnen von Zinsswap-Geschäften mit deutschen Kommunen, die inzwischen zum Teil zu für die Deutsche Bank nachteiligen Gerichtsentscheidungen geführt haben, unangemessene Bonifikationen ausgezahlt wurden,
- ob für Geschäfte mit der IKB, die dort zu erheblichen Verlusten geführt haben und die laut Presseberichten Anlass zu Schadensersatzforderungen geben könnten, unangemessene Bonifikationen ausgezahlt wurden,
- ob IKB-Aktien in Kenntnis der Geschäftsbeziehungen zur IKB leerverkauft wurden und die daraus resultierenden Gewinne zum Anlass genommen wurden, unangemessene Bonifikationen auszuzahlen,
- ob für Geschäfte mit Subprime-Risiken, bei denen Schadensersatzklagen von Abnehmern oder Ermittlungen der US-Justiz oder der US-Börsenaufsicht drohen, unangemessene Bonifikationen ausgezahlt wurden.

Als Sonderprüferin soll bestellt werden Rechtsanwältin Nicola Monissen, Klosterstraße 4, 89143 Blaubeuren, mit der Maßgabe, dass sie bei Bedarf Hilfspersonal ihrer Wahl zur Durchführung der Prüfung heranziehen kann.

Begründung: Es ist davon auszugehen, dass die Gesellschaft mit zum Teil schwer durchschaubaren Geschäften Geld verdient hat, die erhebliche rechtliche Risiken in sich bergen. Die jüngst bekannt gewordenen Rechtsstreitigkeiten mit deutschen Kommunen, die zum Teil zu für die Deutsche Bank nachteiligen Gerichtsurteilen geführt haben, sind dafür nur ein Beispiel. In den USA soll es derzeit Ermittlungen gegen Banken geben, die ihrer Kundschaft Subprime-Risiken verkauft haben sollen, als sie selbst bereits die Marktseite gewechselt und auf den Verfall des Subprime-Markts spekuliert haben sollen. Dabei wird auch gemutmaßt, dass die Deutsche Bank womöglich noch Zielscheibe einschlägiger Ermittlungen werden könnte. Schließlich wird in der Presse offen darüber spekuliert, dass wesentliche Verluste der IKB aus Geschäften resultieren, die mit der Deutschen Bank abgeschlossen worden sein sollen. Auch mögliche Schadensersatzforderungen der IKB sind Gegenstand von Pressemeldungen, weil es zwischen der IKB und der Deutschen Bank ein enges Betreuungsverhältnis gegeben haben soll. Da insbesondere im Investment-Banking davon auszugehen ist, dass der Ertrag profitabler Geschäfte zu einem erheblichen Teil auf die damit befassten Mitarbeiter verteilt worden ist (Fußball-Verein-Syndrom!), besteht der Verdacht, dass Bereicherungen auf Kosten der Gesellschaft stattgefunden haben, die nun die rechtlichen Risiken zu tragen hat. Es ist zu prüfen, ob Maßnahmen zum Schutze von Interessen der Gesellschaft sorgfaltspflichtwidrig unterlassen worden sind.

Wir werden vorschlagen, die Beschlussanträge zu den Punkten 12 bis 16 abzulehnen. Vorschläge zur Bestellung von Prüfern fallen in die alleinige Zuständigkeit des Aufsichtsrats. Der Aufsichtsrat hat beschlossen, der Hauptversammlung vorzuschlagen, die Beschlussanträge zu den Punkten 12 bis 19 abzulehnen.

Frankfurt am Main, im April 2008

Der Vorstand

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Telefon: 069 910-00
deutsche.bank@db.com

Aktionärshotline:
0800 910-8000

Hauptversammlungshotline:
0800 100-4798

WICHTIGE TERMINE

2008

29. April 2008	Zwischenbericht zum 31. März 2008
29. Mai 2008	**Hauptversammlung in der Festhalle Frankfurt am Main (Messegelände)**
30. Mai 2008	Dividendenzahlung
31. Juli 2008	Zwischenbericht zum 30. Juni 2008
30. Oktober 2008	Zwischenbericht zum 30. September 2008

2009

05. Februar 2009	Vorläufiges Jahresergebnis für das Geschäftsjahr 2008
24. März 2009	Geschäftsbericht 2008 und Form 20-F
28. April 2009	Zwischenbericht zum 31. März 2009
26. Mai 2009	**Hauptversammlung in der Festhalle Frankfurt am Main (Messegelände)**
27. Mai 2009	Dividendenzahlung
29. Juli 2009	Zwischenbericht zum 30. Juni 2009
29. Oktober 2009	Zwischenbericht zum 30. September 2009

Winning in a World of Change.

Dear Shareholders,



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

2007 was an exceptionally challenging year – for the global economy, for the world's financial markets, for the banking sector, and for Deutsche Bank. For the first six months, business conditions were very favourable: the sentiment on financial markets was positive, and momentum in the global economy was strong. However, during the second half of the year, the crisis in the "sub-prime" segment of the mortgage market had a profound impact on the world's financial markets. As investors' concerns grew, conditions for both credit and liquidity in the global financial system became significantly more difficult. This, in turn, affected equity markets, which experienced both volatility and substantial corrections. The impact of the sub-prime crisis, and its wider ramifications, were felt acutely in the banking sector. In both the U.S. and Europe, banks with direct exposure to sub-prime mortgage debt, and to securities in related areas, saw their earnings significantly impacted. The crisis has persisted into the early months of 2008, and continues to weigh on both financial markets and the wider global economy.

Against this very challenging backdrop, Deutsche Bank turned in a very solid performance. We took good advantage of the favourable conditions of the first half of 2007, and showed strength and resilience as conditions became more difficult later in the year. We were less impacted by the sub-prime crisis than some other major banks, having positioned ourselves defensively, at an early stage, in the areas most directly affected by the crisis. We also benefited from effective risk management and a well-diversified business model. For the full year 2007, revenues were € 30.7 billion, up 8 %, while pre-tax profits were up 5 % to € 8.7 billion, and net income rose by 7 % to € 6.5 billion. As a result, our pre-tax return on average active equity, as per our target definition, was 26 %, above our over-the-cycle target of 25 %, and our diluted earnings per share, also per target definition, were € 10.79. We also strengthened our capital base: Tier 1 capital rose by nearly € 5 billion to more than € 28 billion.

This robust performance enables us to maintain our attractive dividend policy. At our Annual General Meeting in May, we will propose a dividend of € 4.50 per share, up from € 4.00 per share in 2007. If shareholders accept this recommendation, our dividend will have risen three-fold since 2003. Our share price declined by 12 % – disappointing, but nevertheless outperforming the Euro stoxx Banks index, which declined 17 %, and substantially outperforming some of our international peers.

Our Corporate and Investment Bank turned in a pre-tax profit of € 5.1 billion for 2007 – a very solid result, given the environment in the second half. Our Corporate Banking and Securities business produced pre-tax profits of € 4.2 billion. In our sales and trading activities, some high-volume "flow" businesses, such as foreign exchange and money market trading, performed very well, while in equities trading, momentum was also strong in our customer-facing business; however, some credit trading businesses, notably in areas related to sub-prime, were impacted by the turbulent markets. In Corporate Finance, our advisory business produced record revenues, but our debt origination business was affected by difficult markets for leveraged finance and high-yield debt, which necessitated write-downs on our holdings of leveraged loans and loan commitments. Our Global Transaction Banking (GTB) business produced outstanding results, with pre-tax profits rising 34 % to € 945 million, thanks to revenue growth in all key product areas and tight control of costs.

Our Private Clients and Asset Management (PCAM) business turned in a robust performance, with pre-tax profits rising 6 % to € 2.1 billion. At the end of the year, the business had invested assets of € 952 billion, up from € 908 billion at the end of 2006. Our Asset and Wealth Management business, comprising both Asset Management and Private Wealth Management, produced pre-tax profits of € 913 million, slightly ahead of 2006, and also attracted € 40 billion of net inflows of invested assets during the year. Our Private & Business Clients business delivered pre-tax profits of € 1.1 billion, up 10 %, while at the same time integrating Berliner Bank and norisbank in our home market, Germany, and investing in our fast-growing presence in China, India and Poland. The solid results of both PCAM and GTB, in a difficult environment, demonstrate the value of these "stable" businesses and their contribution to the diversification of Deutsche Bank's earnings.

2007 was also a year in which Deutsche Bank invested in its worldwide presence. Our headcount grew by over 9,400 during the year. Of these, over 4,300 were in Asia, reflecting our commitment to take advantage of the opportunities in this dynamic and fast-growing region. We also added over 1,700 employees in the Americas. In Germany, our headcount grew by nearly 1,400, while in the rest of Europe, and the Middle East, we added 1,000 people. With a presence in 76 countries and 150 different nationalities represented on our staff, the global reach of our network, and the diversity of our people, are unique assets. Our growth in 2007, across all parts of the world, underlines our commitment to invest in these assets.

As we look forward, the near-term outlook continues to be very challenging. Conditions remain difficult both in financial markets and the wider economy. Credit, for both individuals and businesses, is likely to be more expensive and less widely available than before the crisis. Real estate markets in the U.S. and some European countries remain difficult. The rising cost of energy and of other commodities adds inflationary pressure. On financial markets, conditions for both credit and liquidity are still tight, and investors, both private and institutional, remain wary. The environment for the banking sector is therefore likely to remain challenging in the near term.

Deutsche Bank has a strong operating platform and a clear, focused strategy. Tight management of risks, capital and costs will continue to be a priority. We have built leading positions in our core businesses, and are thus well-placed to benefit from a flight to quality. We will continue to develop our "stable" businesses and build on our competitive edge in investment banking. Furthermore, we will continue to exploit synergies across these mutually reinforcing businesses.

The longer-term trends which are shaping our environment remain in place, and these trends favour Deutsche Bank. The pace of globalisation continues, as the momentum of key Asian economies, including China and India, and of energy-producing nations, is largely sustained. The world's capital markets continue to gain in importance as a means of connecting issuers and investors across the globe in an environment where capital constraints restrict traditional bank lending. Invested assets continue to grow, as private individuals plan for their retirement and as new wealth is created in fast-growing economies. As a world-leading investment bank and a major global asset gatherer, we are well-positioned to benefit from these trends.

Deutsche Bank has proven its strength in both favourable and unfavourable markets. Our strategy is right, and we will stay the course. Our highest priority is to serve the interests of our shareholders, clients, employees, and the communities in which we operate. Despite the uncertainties in our business environment, this commitment remains as strong as ever.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2008

Group Executive Committee











1
Pierre de Weck, born 1950
Head of Private Wealth Management.

2
Jürgen Fitschen, born 1948
Global Head of Regional Management.
Chairman of the Management Committee Germany.

6
Kevin Parker, born 1959
Head of Asset Management.

3
Anthony Di Iorio, born 1943
Management Board member since 2006.
Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations, Audit and Operations of Securities Settlement according to MaRisk*.

7
Dr. Hugo Bänziger, born 1956
Management Board member since 2006.
Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Governance, Corporate Security and Treasury & Capital Management.

* Minimum requirements for risk management according to Bundesanstalt für Finanzdienstleistungsaufsicht.



4
Anshu Jain, born 1963
Head of Global Markets.

8
Rainer Neske, born 1964
Head of Private & Business Clients.

5
Dr. Josef Ackermann, born 1948
Management Board member since 1996.
Chairman of the Management Board and the Group Executive Committee, responsible for Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management as well as Communications & Corporate Social Responsibility, Corporate Development and Economics.

9
Hermann-Josef Lamberti, born 1956
Management Board member since 1999.
Chief Operating Officer, responsible for Human Resources, Information Technology, Operations (excluding Securities Settlement according to MaRisk*), Cost and Infrastructure Management, Building and Facilities Management as well as Purchasing.

10
Michael Cohrs, born 1956
Head of Global Banking.

Members of the Management Board of Deutsche Bank AG.





// For us our stake in Deutsche Bank is an enhancement of our investment portfolio. We believe Deutsche Bank has a very solid, sustainable growth strategy and the right management team to deliver on that strategy.

Dr. Omar Bin Sulaiman, Governor of Dubai International Financial Centre (DIFC), Dubai

Deutsche Bank
Group
01 //

Well positioned for further profitable growth

MANAGEMENT STRUCTURE

The Management Board of Deutsche Bank AG has as its prime responsibility the Group's strategic management, resource allocation, financial accounting and controls, capital and risk management, and internal controls. The Management Board is supported in the performance of its leadership and oversight duties by functional committees which are chaired by Management Board members, and by the Corporate Center.

In May 2007, Tessen von Heydebreck retired from the Management Board, which until then had consisted of five members. His responsibilities – Human Resources, Legal, Compliance, Audit and Corporate Social Responsibility – were re-allocated among the four remaining Management Board members.

The Group Executive Committee (GEC) is made up of the members of the Management Board, the heads of the five core businesses, and the Head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board. Josef Ackermann chairs both the Management Board and the GEC.

Functional Committees		
Group Executive Committee **Management Board** **Business Heads/Regional Head**		
Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management
Regional Committees		

GROUP DIVISIONS

Deutsche Bank's Group Divisions are: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

CORPORATE AND INVESTMENT BANK

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both public sector (including sovereign states and supranational bodies) and private sector entities, from medium-sized businesses to large multinational corporations.

CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking.

Corporate Banking & Securities comprises our Global Markets and Corporate Finance businesses, and covers Deutsche Bank's origination, sales and trading of securities, corporate advisory and M & A businesses, together with other corporate finance activities.

Global Transaction Banking covers Deutsche Bank's trade finance, cash management and trust & securities services businesses and serves both financial institutions and corporate clients.

Corporate Finance and Global Transaction Banking are together named Global Banking.

PRIVATE CLIENTS AND ASSET MANAGEMENT

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides retail clients across the globe with mutual fund products through our DWS and DWS Scudder franchises. Asset Management also provides institutional clients, including pension funds and insurance companies, with a broad range of services including traditional asset management, alternative assets, sophisticated absolute return strategies and real estate asset management. Private Wealth Management serves high net worth individuals and families worldwide. We provide these very discerning clients with a fully-integrated wealth management service, encompassing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and small to medium-sized businesses with a full range of traditional banking products, from current accounts, deposits and loans, investment management products and business banking services. Outside Germany, PBC has for some years operated in Italy, Spain, Belgium and Portugal, and more recently in Poland. We are also making focused investments in fast-growing Asian markets, for example in China and India.

CORPORATE INVESTMENTS

The Corporate Investments Group Division covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

ANTICIPATING THE TRENDS SHAPING OUR ENVIRONMENT

In the first six months of 2007, we performed very well in favourable markets. However, in the second half of the year, the environment became significantly more difficult, primarily as a consequence of the sub-prime crisis in the United States.

Problems related to sub-prime mortgages in the U.S.A. caused a widespread dislocation which severely impacted both investor confidence and liquidity across the world's financial markets. The effects of this crisis on the banking sector and on the wider economy, particularly in the U.S., are still working their way through the system. Deutsche Bank showed strength and resilience in the context of this fast-changing environment in 2007.

Our continued solid performance is due primarily to strong positioning in important markets and businesses – particularly in the light of the long-term trends shaping our industry: globalization, capital market growth, and invested asset growth.

Increasing globalization and the disappearance of geographical boundaries favours institutions which have built strong positions in emerging growth regions of the world. Deutsche Bank, with its presence in 76 countries around the world and more than 70 % of revenues in 2007 generated outside its home market, is one of the most "global" banks in the world.

As a leading global investment bank, Deutsche Bank also benefits from the growing importance of capital markets. Deutsche Bank has a business model which places an emphasis on innovative, high-value products and customized solutions for demanding clients, both from public and private sector.

The demand for investment products is also growing around the world. In Germany and other mature markets, the need for private retirement funding drives this demand. In emerging markets such as Asia, Central or Eastern Europe and Latin America, creation of new wealth brings with it the growing need for private investment. With close to one trillion Euros of invested assets by clients at the end of 2007, Deutsche Bank is well-positioned to benefit from this trend, thanks to our strong positions in retail and institutional fund management, as well as a strong foothold in the fast-growing area of alternative investments. Furthermore, Deutsche Bank benefits from product development synergies across our business divisions, combining the capital markets expertise of our Investment Bank with the market intelligence of our salesforce to meet clients' needs.

STAYING THE COURSE

Deutsche Bank's strategy in light of these underlying trends is clear: we stay the course. We remain committed to Phase 3 of our management agenda, leveraging our global platform to accelerate global growth. We will maintain strict cost, risk and capital discipline. We will invest in our core businesses, through both organic growth and focused acquisitions. We will build out our "stable" businesses and expand on our competitive edge in investment banking. We will retain our focus on unlocking synergies across complementary business lines.

CONTINUING TO DELIVER ON OUR TARGETS

Deutsche Bank once again successfully delivered on its stated financial objectives in 2007, showing commendable resilience in the face of adverse market conditions. Per our target definition, which excludes significant gains and charges, pre-tax return on average equity was 26% for the year, ahead of our over-the-cycle target of 25%, and diluted earnings per share grew by 55 cents to € 10.79.

Global presence


New York
London
Frankfurt
Dubai
Singapore
Tokyo

● Regional major hub.
• Capital of country in which we are represented.

Responsible, value-driven and transparent management and control of Deutsche Bank

Effective corporate governance is an important part of our identity. The essential framework for this is provided by, first and foremost, the German Stock Corporation Act and German Corporate Governance Code, which was last amended in June 2007. Since our share is also listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission and the New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

SHAREHOLDERS

Our shareholders are involved in the bank's most important decisions, as is legally required, including amendments to the Articles of Association, the apportionment of earnings, the issue of new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue their voting instructions via the internet.

MANAGEMENT BOARD

The Management Board is responsible for managing the company and has overall control of Deutsche Bank Group companies. The Management Board ensures that all provisions of law and company internal policies are abided by and works to achieve compliance with those provisions by Group companies. The members of the Management Board together with the heads of Deutsche Bank's five core businesses, as well as the Head of Regional Management, form the Group Executive Committee. This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations for decisions taken by the Management Board.

SUPERVISORY BOARD

The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, draws up its long-term succession plans. Major decisions affecting the bank require Supervisory Board approval. The Supervisory Board has specified the information and reporting duties of the Management Board and set up a Chairman's Committee, an Audit Committee and a Risk Committee – in addition to the Mediation Committee which is to be formed as a legal requirement. In October 2007, based on a new recommendation of the German Corporate Governance Code, the Supervisory Board also established a Nomination Committee, which is responsible for preparing the Supervisory Board's proposals for the Annual General Meeting's election of the shareholder representatives on the Supervisory Board. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling compliance issues has been clearly assigned to the Audit Committee.

PERFORMANCE-RELATED COMPENSATION

The compensation of the members of the Management Board is aligned primarily to their contribution to business performance and international industry standards. Part of the Management Board's compensation is equity-based, and this is driven by the performance of our share price relative to that of our peers. Compensation for the members of the Supervisory Board was adjusted by resolution of the 2007 Annual General Meeting. In the future, they will receive a higher fixed compensation as well as a variable compensation component related to the dividend and earnings per share (based on a 3-year average). The chair and deputy chair of the Supervisory Board as well as the chair and members of the Chairman's, Audit and Risk Committees receive additional compensation. The compensation of each member of the Management Board and the Supervisory Board, as well as the structure of our remuneration system, are published in the Compensation Report, which forms part of the Management Report (please refer to the Financial Report 2007, page 44 ff.).

REPORTING AND TRANSPARENCY

Shareholders and the interested public are regularly kept up to date, above all through the Annual Report including the Consolidated Financial Statements as well as the Interim Reports. Deutsche Bank Group's reporting is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency and facilitates comparability with our international peers.

DECLARATION OF CONFORMITY

On October 30, 2007, the Management Board and the Supervisory Board issued the annual Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. It states that Deutsche Bank has complied, and will comply, with the recommendations of the Government Commission's German Corporate Governance Code with only one exception: the directors' and officers' liability insurance policy (D&O), specifically taken out to also include the members of the Management Board and the Supervisory Board, does not have a deductible.

Our complete Corporate Governance Report for 2007 can be found in our Financial Report 2007, starting on page 260 ff. This report and other documents on our corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the Internet at www.deutsche-bank.com/corporate-governance.

We regularly check our corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

A Passion to Perform for shareholders, clients, staff and the community

As a leading financial services provider, Deutsche Bank is committed to serving the interests of its shareholders, clients, staff and society. Globalization and its impact on the financial markets, significant capital accumulation in emerging and established economies, and the threat of climate change: these are challenges for which our stakeholders require solutions in order to continue to prosper. To us, this is a call to action, an opportunity, and a duty. Thanks to our high-performance business model, strong international presence and the high level of commitment of our staff, we can meet these expectations even in difficult times.

Shareholders	Clients
Staff	Society

SHAREHOLDERS

Our shareholders' respect for our company is the key to our long-term success as we compete for a scarce commodity: capital. To maintain this, we must secure a strong and stable earnings base of our business in an environment of strict risk control. Open and in-depth dialogue with our shareholders increases trust and helps to protect the value of their investment in our company.

CLIENTS

We aim to meet our clients' needs with skill, creativity and passion. To achieve this we offer first-class products and outstanding service, drawing on all of the resources of our Group. After thoroughly analyzing the needs of any given situation, we propose suitable options. In an ever more rapidly changing environment, our clients expect to be able to exploit opportunities and limit risks. Candid feedback provides us with useful hints on how we can improve our service even more.

STAFF

The skills and motivation of our staff are key to satisfying our demanding clients. Our attractiveness as an employer helps us to attract and retain the most talented people. We invest in technical and personal training and offer staff a wide range of possibilities for achieving their professional objectives and realizing their personal goals. We support our staff when they perform voluntary work for the community and also if they encounter difficult circumstances in their private lives.

THE COMMUNITY

Deutsche Bank recognizes its social responsibility and faces up to the challenges of our times. We support the education of young people, using our business skills as we do so. As cultural sponsors, we focus on art and music, and here, too, we pay particular attention to education and the future. We have recently increased our efforts to help deal with climate change and its effects as part of our philosophy of sustainable behaviour.

Shareholders

A higher dividend makes our share more attractive.

Structural Data		2007	2006	2005
Number of shareholders		360,785	348,196	411,593
Shareholders by group in % of share capital[1]	Institutional (including banks)	86	86	84
	Private	14	14	16
Regional breakdown in % of share capital[1]	Germany	45	54	52
	European Union (excluding Germany)	31	30	30
	Switzerland	9	5	6
	U.S.A.	13	10	11
	Other	2	1	1

Key Figures	2007	2006	2005
Change in total return of Deutsche Bank share[2]	(8.6)%	27.4%	28.8%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.1%	7.8%	5.2%
Dividend per share for the financial year (in €)	4.50[3]	4.00	2.50

Special Projects	
IFRS workshop	Joint analyst and journalist workshop to explain the differences and impact of the conversion in accounting from U.S. GAAP to IFRS since 2007.
Perception studies	Regular analyses of Deutsche Bank's perception among institutional investors are performed in order to gauge the Deutsche Bank share's attractiveness as an investment.
Share buyback program	Share buyback program 2006/07 completed, new share buyback program subsequently launched after the Annual General Meeting 2007.

[1] Figures rounded.
[2] Share price based on Xetra.
[3] Proposal for Annual General Meeting on May 29, 2008.

Clients

Oustanding performance for our demanding clients.

Structural Data		2007	2006	2005
Number of clients (rounded)				
Corporate and Investment Bank		56,900	54,200	54,800
Private Clients and Asset Management	Private & Business Clients	13,800,000	14,100,000	13,410,000
	Asset and Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	2,926,000	2,530,000	2,500,000
	Institutional Asset Management	2,400	2,300	2,600
	Private Wealth Management[2]	92,000	90,000	74,000

Key Figures		2007	2006	2005
Corporate and Investment Bank	Euromoney Poll of Polls, ranking	1	1	2
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	31	21	19
	International Financing Review (IFR) Awards (majors)	18 (7)	26 (7)	12 (4)
Private Clients and Asset Management	Top rankings in Standard & Poor's Fund Awards for DWS Investments, category "Larger Group"[3]			
	Germany	2	2	3
	Austria	1	1	1
	Switzerland	1	1	2

Special Projects	
Corporate and Investment Bank	Acquisition of Abbey Life Assurance Company Ltd.
	Expansion of the bank's presence in the U.S. energy markets via new office in Houston.
	Launch of a new exchange-traded funds platform for funds in Europe and Asia.
	New branches in Algeria and Peru.
	Purchase of the institutional cross-border securities custody business of Garanti Bank A.S. in Turkey.
Private Clients and Asset Management	Opening of 66 db kredyt shops in Poland.
	Launch of innovative mutual funds which respond to major themes in today's societies: DWS Riester Rente Premium, DWS Invest Climate Change and DWS Invest Global Agribusiness.
	Acquisition of minority stake in Aldus Equity, an alternative asset management and advisory boutique specializing in private equity investing.
	Successful placement of the world's first securitization of subordinated loans to microfinance institutions with external rating on the German market.

[1] Number of accounts.
[2] Change of data base: Number of client relationships excluding Private Client Services (U.S.A.).
[3] "Larger Group" definitions:
- Germany, Austria: 15 or more funds across at least five different sectors.
- Switzerland: 10 or more funds across at least four different sectors.

Staff

Postioning as employer of choice.

Structural Data		2007	2006	2005
Staff (full-time equivalents)[1]		78,291	68,849	63,427
Divisions	Private Clients and Asset Management	39.3%	41.1%	41.9%
	Corporate and Investment Bank	21.1%	20.9%	20.2%
	Corporate Investments	0.0%	0.1%	0.1%
	Infrastructure/Regional Management	39.6%	37.9%	37.8%
Regions	Germany	35.5%	38.3%	41.5%
	Europe (excluding Germany), Middle East and Africa	28.1%	29.1%	29.1%
	Americas	17.2%	17.0%	18.1%
	Asia/Pacific	19.2%	15.6%	11.3%
Qualifications[2]	University degree	64.4%	59.7%	55.6%
	High school certificate	17.4%	19.4%	22.8%
	Other school degrees	18.2%	20.9%	21.6%
Age[2]	up to 24	10.0%	8.9%	7.6%
	25–34	35.2%	34.7%	34.2%
	35–44	32.3%	33.8%	34.7%
	45–54	17.9%	18.3%	19.1%
	over 54	4.6%	4.3%	4.4%

Key Figures	2007	2006	2005
Employee Commitment Index	71	68	68
Employees leaving the bank for alternative employment	8.4%	7.0%	6.9%
Training (expenses in € million)	129	130	109
Apprenticeship programs (expenses in € million)	41	40	40

Special Projects	
Professional Training Award	For our employee training program "In eigener Sache - Fit for your Future Career" we received the IIR Germany professional training award. Key criteria for the award were: originality, feasibility, innovation of the concept as well as fostering staff members' development potential and enhancing their employability.
Transparency on all Compensation Components	Introduction of brochure "Full Compensation Overview" for our non-tariff employess in Germany, presenting a summary of all key compensation components and benefits including pension plan or sickness benefits.
Primary Health Care Program in India	Cooperation in India with a medical services provider to ensure a comprehensive and consistently high standard of health care for our staff members in Indian cities where the bank has operations.

[1] Staff (full time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Point of reference: Number of staff (headcount).

Society

More than money: Building social capital.

Structural Data	2007	2006	2005
Number of countries in which Deutsche Bank operates (including offshore sites)	76	73	73

Key Figures (in € million)		2007	2006	2005
Spending by Deutsche Bank				
	Donations	47.3	53.6	56.8[1]
	Sponsoring[2]	28.5	24.0	26.0
Sub-total		**75.8**	**77.6**	**82.8**
thereof:				
	Deutsche Bank Americas Foundation	12.7	12.3	15.0
	Deutsche Bank Corporate Social Responsibility UK	5.0	5.7	4.5
	Deutsche Bank Asia Foundation	2.6	1.2	1.0
Spending by endowed Deutsche Bank foundations				
	Deutsche Bank Foundation	5.4	6.6	5.6
	Other foundations	1.0	1.0	1.3
Sub-total		**6.4**	**7.6**	**6.9**
Total		**82.2**	**85.2**	**89.7**[1]

Special Projects	
Ensuring sustainability	Partner of the "Clinton Climate Initiative", a global program to improve the energy efficiency of buildings in large cities.
Committing ourselves	90 international MBA graduates in London and New York volunteer to advise public institutions and non-profit organizations.
Creating opportunity	"Teachers as Leaders": New program launched by the Deutsche Bank Americas Foundation to address the need for under-represented teachers in both American cities and in underprivileged regions around the world.
Fostering creativity	Deutsche Bank Foundation: the 2007 awarding of the "Views" art prize in Warsaw and the "Kandinsky Prize" in Moscow to support young artists.
Enabling talent	Education Programme in London: Performance attendance of 10,000 young people, participation of 1,200 school children in 150 workshops and of 89 teachers in continued professional training days.

[1] Including € 10 million extraordinary spending for disaster relief.
[2] Only for social responsibility projects.





// In 21st century China, it's all about change. Therefore I choose Deutsche Bank as a financial planner who can make my life easier with its attractive financial products and first-class service.

Jeanne Zhang, Private Client, Beijing

Stakeholders
02 //

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, the Banker, etc.) and specialist information providers (Thomson Financial, Dealogic, Bloomberg, etc.).

2007 – a challenging year

Increasing dividend

In € per share


1.50
1.70
2.50
4.00
4.50*
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
03
04
05
06
07

*Proposal.

Relative to other markets internationally, the German stock market proved to be very resilient in 2007. Despite the severe turbulence caused by the U.S. subprime mortgage crisis, the German share index DAX closed its fifth annual rise in a row with a gain of 22%. At comparable exchanges around the world, price increases were considerably more modest, and in some cases markets ended the year lower. The Euro STOXX 50 gained only 7%, and the STOXX 50 closed just below its level of the beginning of the year.

MARKET TURBULENCE IMPACTS OUR SHARES

Following a very positive start to the year, growing concerns about the problems of U.S. sub-prime mortgage borrowers put an initial dampener on the stock market during the early part of the year. Within a few weeks, optimism returned and markets recovered. Against this background, the Deutsche Bank share reached a record high of €118.51 in May. During the summer, however, more significant concerns caused by increased subprime mortgage default rates in the U.S.A. returned. This reduced investors' appetite for risk, especially with regard to debt instruments backed by residential mortgages as well as other types of debt securities. Investors were unsettled by surprisingly high write-down requirements of an increasing number of banks, as well as liquidity problems on the global interbank markets. Deutsche Bank was not fully able to escape the decline in investor confidence in the banking sector as a whole. Against a backdrop of high volatility and sharp corrections in many financial stocks, our share price declined in November to €81.33, its low for the year. The Deutsche Bank share closed 2007 at €89.40 and had thus declined by approximately 12% over the year. However, we outperformed the EuroSTOXX Banks index by 5% percentage points and were even 25% percentage points better than the average share price development of our major international peer group.

HIGHER DIVIDEND

In a difficult market environment, particularly during the second half of the year, Deutsche Bank achieved very solid operating results. We will be recommending a dividend increase of 12.5% to €4.50 per share to the 2008 Annual General Meeting. This reflects both our strong performance of 2007 and our confidence in a positive outlook for the future. The proposed dividend is very attractive, particularly in comparison with those of other investment banks.

A PROFITABLE LONG-TERM INVESTMENT

Despite weaker performance in 2007, the Deutsche Bank share has been a profitable investment over the long term. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the beginning of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have had a portfolio worth €151,257 at the end of 2007. This corresponds to an average return of 10.2%. Over the long-term, the share performance has been similar to the DAX, which generated an average annual return of 10.5% during the same period.

SIGNIFICANT INCREASE IN TRADING

Trading volume in our shares increased in 2007 by some € 100 billion to nearly € 336 billion, the fourth highest in the DAX index. At the end of 2007, our share capital was based on 530,400,100 no par value shares, nearly 6 million more than at the end of 2006. Due to a lower year-end closing share price than in 2006, our market capitalization declined to € 47.4 billion (2006: € 53.2 billion). Relative to the market capitalization of other international banks, we gained two places to rank 24th. At the end of 2007, Deutsche Bank's share accounted for a 5.6 % weighting in the DAX.

INTERNATIONAL INVESTORS INCREASE THEIR PARTICIPATION

In 2007, for the first time since 2001, the number of our shareholders increased slightly over the previous year, rising by 12,600 to 360,785. This is all the more notable as the total number of shareholders in Germany continued to decline in 2007 and reached its lowest level since 1996. At the end of the year, private investors again accounted for a good 98 % of our shareholders, and held 14 % of the share capital of € 1,357,824,256. Institutional investors (including banks) accounted for just under 2 % of our shareholders and, as in 2006, 86 % of all Deutsche Bank shares. In contrast, there has been a significant shift in the regional shareholder structure: international investors' growing interest in our share is reflected by an increase in the percentage of shares held abroad to a total of roughly 55 % (end of 2006: 46 %). In 2007,

Increasing number of shareholders

In thousands at year's end



600
500
400
300
200
100
503
468
412
348
361
03
04
05
06
07

Long-term value



1,900
1,600
1,300
1,000
700
400
100
81
83
85
87
89
91
93
95
97
99
01
03
05
07

Total Return Index, beginning of 1980=100, quarterly figures.
– Deutsche Bank
– DAX
Source: Datastream

Higher voting presence at the Annual General Meeting

In % of share capital



39
32
25
41
43
45
30
15
03
04
05
06
07

net purchases were made, in particular, by investors based in Switzerland, Luxembourg and the U.S.A., while German investors (primarily institutions such as investment funds and banks) reduced their holdings in our shares.

Deutsche Bank shares remain 100% free float. At the beginning of 2007, the disclosure threshold for major shareholders pursuant to § 21 (1) German Securities Trading Act was reduced from 5% to 3%. As of December 31, 2007, the large shareholders subject to reporting that are known to us were UBS AG (Switzerland) with a holding of 4.07%, Barclays PLC (UK) with 3.10%, and AXA S.A. (France) with 3.08%. In May, Government-owned DIFC Investments from Dubai acquired a 2.2% stake in Deutsche Bank as a strategic investor.

HIGHER VOTING PRESENCE AT THE ANNUAL GENERAL MEETING

On May 24, 2007, nearly 5,000 shareholders came to the Frankfurt Festhalle for our Annual General Meeting to discuss Deutsche Bank's current position and prospects with the Management Board. Once again, the proportion of equity which voted at the AGM increased versus the year before: at 42.5%, the voting capital was nearly two percentage points higher than in 2006. The customary business update by the Chairman of the Management Board was followed by an intensive question-and-answer session between shareholders and management. The Annual General Meeting approved all resolutions on the Agenda by large majorities.

NEW SHARE BUYBACK PROGRAM

At the Annual General Meeting the shareholders again authorized us to buy back our own shares in a volume equivalent to up to 10% of the share capital. This authorization is valid until October 31, 2008, and covers up to 52.5 million Deutsche Bank shares. The Management Board therefore resolved to wind up the 2006/07 share buyback program and to continue to repurchase shares under the new program.

Under the 2006/07 share buyback program, a total of 14.1 million shares were repurchased for € 1.34 billion in the period from June 2, 2006, to May 29, 2007. We reduced the subsequent buybacks in the second half of 2007 to maintain our core capital ratio within our target range of 8 to 9%. By the end of 2007, we had purchased approximately 6.3 million of our own shares.

From the start of our first share buyback program in mid-2002 until the end of December 2007, we repurchased a total of 222 million shares worth € 14.7 billion and cancelled 118 million Deutsche Bank shares with a value of some € 7.2 billion. The buybacks are carried out directly via the spot market and, if necessary, using derivatives.

INTERNET SERVICE EXPANDED

In 2007, we asked our shareholders to allow us to send them the Annual General Meeting documents in electronic form in future. This request was accompanied by a prize draw, and enables us to save costs and help protect the environment. The response was very positive: we received around 10,000 e-mail addresses, which we will use for the first time to send out invitations to the 2008 Annual General Meeting.

The Internet service we have offered for some years was, of course, also available to shareholders in 2007. Using this service, shareholders can order entry tickets for the Annual General Meeting or grant powers of attorney to the company proxy, as well as issue instructions on how to exercise their voting rights. Nearly 6,700 shareholders used this option in 2007.

RATING UPGRADED

During 2007, Moody's raised its long-term rating for Deutsche Bank by two notches (to Aa1), and Standard & Poor's by one (to AA). Fitch Ratings upgraded its outlook on Deutsche Bank's long-term rating (AA–) from "stable" to "positive". The reasons given by the rating agencies were the significant and sustained improvement in results, Deutsche Bank's solid risk management and its outstanding position in capital markets-related businesses.

MORE INTENSIVE CONTACT WITH INVESTORS

The Investor Relations team met investors' and analysts' growing demand for information in numerous ways in 2007. We answered investors' questions at approximately 300 face-to-face meetings and group discussions (compared to 230 in the previous year) and at 13 international investor conferences, on several occasions with representatives of top management. At analyst conferences, and on regular conference calls, we reported on the development of Deutsche Bank's business and its strategy. In addition, we continued our discussion with fixed income investors. We stepped up our dialogue with investors who base their investment decisions largely on sustainability criteria. In a workshop in the spring for analysts and journalists, we explained the impact of our transition from reporting under U.S. GAAP to reporting under International Financial Reporting Standards, (IFRS) which is required with effect from 2007.

We address our private investors primarily through our toll-free shareholder hotline and the internet. During 2007, we re-designed our website and made it more user-friendly. The site provides comprehensive information about our company as well as interactive tools, for instance to analyze the Deutsche Bank share price. Users can also access numerous reports and documents. We broadcast all investor relations events live, and in full, through the internet and offer an online information service. Twice a year, we discuss our financial results as well as current topics in an internet chat-line.

Regional distribution of share capital

In % at year's end



60
50
40
30
20
10
47
53
49
51
52
48
54
46
45
55
03
04
05
06
07
Germany
Foreign countries

Solid earnings in a changing environment in 2007

Global Markets: dominant global position in electronic trading of interest rate swaps

Volume in € tn.



2
1.7
1
0.6
5
1
0.1
05
06
07

☐ Ranking in comparison with peers
Source: Bloomberg

For our Corporate and Investment Bank, the operating environment changed rapidly during 2007. Very favourable conditions in the first half of the year were followed, in the later part of 2007, by some of the most difficult financial markets in recent memory. In the rapidly changing environment, CIB's earnings demonstrated the strength and resilience of our platform. Revenues were even slightly up on 2006, while operational pre-tax profits were very solid. In the challenging conditions of the second half of 2007, CIB substantially strengthened its competitive position. This was due partly to high-quality risk management, and partly to the fact that, at an early stage, we positioned ourselves defensively in the areas most directly affected by financial market turbulence.

CIB comprises two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities comprises two Business Divisions: Global Markets and Corporate Finance. Corporate Finance and Global Transaction Banking are together named Global Banking.

CORPORATE BANKING & SECURITIES

GLOBAL MARKETS comprises all sales, trading, structuring and research in a wide range of financial products, including bonds, commodities, equities, equity-linked products, exchange-traded and OTC derivatives, foreign exchange, money market instruments, asset and residential mortgage-backed securities and hybrid instruments. The origination, underwriting and syndication of debt and equity securities and leveraged loans is managed jointly by Global Markets and Corporate Finance.

Global Markets has eight primary business lines and three horizontally integrated client-facing groups (Global Capital Markets, the Institutional Client Group and Research), unified at a local level by strong regional management.

Excerpt from segment reporting (Corporate and Investment Bank[1])

In 2007, CIB's pre-tax profit was € 5.1 billion, € 0.9 billion below the prior year. Corporate Banking & Securities' pre-tax profit decreased by € 1.2 billion with Sales & Trading debt and Origination debt products being significantly impacted by challenging credit market conditions subsequent to the subprime crisis. These negative developments were partly offset by record Sales & Trading (equity) revenues as well as higher revenues from the Advisory business. Customer-driven businesses remained the predominant source of revenues. Global Transaction Banking's pre-tax profit increased € 0.2 billion with double-digit profit growth in all geographic regions.

in € m.	**2007**	**2006**
Net revenues	19,092	18,802
Total provision for credit losses	109	(94)
Noninterest expenses	13,802	12,789
Income before income taxes	**5,147**	**6,084**
Return on equity (pre-tax) in %	25	36
BIS risk positions	237,026	191,891
Assets	1,895,756	1,468,321

[1] Excerpt from segment reporting For notes and other detailed information, see Financial Report 2007 (Management Report).

2007 was a challenging year for Global Markets. The first half-year was characterized by robust markets and high levels of client activity, contributing to record earnings in the division's primary debt and equity sales and trading units. From the summer onwards, dislocations in global financial markets, initially related to rising delinquencies in the market in U.S. subprime residential mortgages, spread rapidly to other areas and caused an abrupt deterioration in market conditions, accompanied by an equally abrupt slowdown in levels of client activity. Although corporations and institutional investors temporarily returned to the markets during October, the decline in levels of market activity proved largely sustained throughout the second half of the year.

In these very challenging conditions, Global Markets showed considerable resilience. This was attributable both to our client-focused business model, which emphasizes the transformation and distribution of financial risk, and from a prompt management response to the rapid deterioration in markets. Our carefully constructed diverse portfolio of businesses also performed well, with strong gains in "flow" business lines such as foreign exchange, money markets and aspects of interest rate trading helping to offset a deterioration in credit products and equities.

Client transactions remained Global Markets' predominant source of earnings throughout the year. Business remained brisk across all major products during the first half year. Notably, we improved our position with financial sponsors, launching several investment products in partnership with major private equity houses. The second half of the year saw a precipitate decline in activity among several client groups, notably banks, non-financial corporates and institutional investors. Hedge funds remained active throughout the second half-year, although in general their activity migrated away from more structured products towards "flow" instruments such as government bonds and currencies. Proprietary opportunities, while plentiful during the first half year, were scant thereafter. Nonetheless, proprietary trading in both debt and equities contributed positively to Global Markets' bottom-line performance in 2007.

Our franchise position improved throughout the year. We maintained our leadership in Europe and achieved strong gains in North America, particularly in fixed income, where for the first time we were ranked among the top three providers by industry consultants Greenwich Associates. In the highly-regarded International Financing Review (IFR) awards, we were voted Bond House of the Year, Derivatives House of the Year, Securitisation House of the Year and EMEA Equity House of the Year. In Asia, where Greenwich ranked Deutsche Bank as the largest fixed income product provider, we benefited from strong regional growth throughout the year. Markets in non-Japan Asia proved resilient to the effects of the financial crisis in North America, with customer volumes holding up well during the second half of the year.

Deutsche Bank: continued market leader in corporate bonds in euro

Market share in %



15
10
5
9.5
12.3
13.2
14.2
1
1
1
1
04
05
06
07

☐ Ranking in comparison with peers
Source: Thomson Financial

AWARDS 2007
International Financing Review
"Bond House of the Year"
"Derivatives House of the Year"
"Interest Rate Derivatives House of the Year"
"Equity Derivatives House of the Year"
"Securitisation House of the Year"
"EMEA Equity House of the Year"
Euromoney
"Best Credit Derivatives House"
"Best Foreign Exchange House"
Risk Magazine
"Interest Rate Derivatives House of the Year"
"Currency Derivatives House of the Year"

Global Markets: world leader in foreign exchange

Market share in %


19.3
19.3
20
16.7
12.2
9.8
10
3
3
2
2
1
1
1
1
1
1
03
04
05
06
07

☐ Ranking in comparison with peers
Source: Euromoney FX survey

Our direct exposure to the U.S. subprime mortgage market was modest, through the acquisition in 2006 of MortgageIT, an originator which focuses on the Alt-A or "prime" sector of the market, where losses were less significant. Additionally, we positioned ourselves defensively in respect of the sub-prime mortgage sector from a relatively early stage.

Credit products saw significantly lower business volumes during the second half of 2007, as a sharp decline in investor confidence affected business lines such as collateralized debt obligations (CDOs) and credit trading. However, areas such as basic securitization continued to perform well and proactive risk management of positions mitigated the worst effects of the crisis on our overall performance. We did not maintain a large direct exposure to CDOs, and therefore we were not heavily exposed to the rapid decline in the value of these assets from late-July onwards. Net of trading losses, our Credit Products group generated revenues for the full year comparable to those generated in 2006, its previous record year.

Earnings in our customer-focused equities business lines continued to show positive momentum overall. Our equity derivatives business continued to grow, both in revenue and market share. The expansion of our cash equities trading capability in North America and in Japan brought improvements in overall performance. Better alignment with our Equities Origination group in Europe and North America was also a source of positive earnings growth. In prime services, we benefited from a "flight to quality" among investors looking for prime brokerage counterparts with a strong capital position who had weathered the summer financial crisis relatively well.

Our money market trading and foreign exchange businesses had an outstanding year, benefiting from very strong market share and consistently solid risk management throughout periods of extreme market dislocation. Our foreign exchange business was ranked first in the world by customers responding to Euromoney Magazine's annual poll, with an overall market share of more than 19%. This is the third consecutive occasion on which we have topped the Euromoney poll, an industry bellwether.

Our investment in index replication technologies paid off handsomely, with our launch of exchange-traded funds on over 70 European and Asian market indices. In Europe, from a standing start, we established ourselves as a leader in fixed income exchange-traded funds (ETF) and a top three provider of equity-based ETFs.

In the emerging markets, the roll out of our equity offering in the Middle East, Latin America and Asia continued, with encouraging results from all regions. Our emerging markets debt franchise performed strongly in most regions. Our position in Central and Eastern Europe benefited from the integration into our platform of United Financial Group, a leading Russian investment bank purchased by Deutsche Bank in late 2005.

CORPORATE FINANCE is comprised of M&A Advisory, Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance&Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

2007 was a good year for Corporate Finance despite the exceptionally challenging market conditions in the second half of the year which impacted our LDCM and CRE businesses. Our diversified business platform, our geographic diversity and strong client culture helped deliver market share gains and growth in some key regions and products.

In Europe, we maintained our leadership position as measured by share of fee pool for the 5th consecutive year. In the Americas, we continued to be a top 10 bank. We maintained our No.10 rank in Asia/Pacific, improving our fee market share in Australia and New Zealand. In Germany, we maintained our overall leadership position in corporate finance with No. 1 rankings in M&A advisory, ECM and investment grade bonds. Our regional and client focused coverage structure and our sustained innovation across product areas, ensured continued success with our German medium-sized or "Mittelstand" clients.

Our Advisory business continued to make strong progress, increasing the quantity and quality of transactions in 2007. Our volumes were up 79% overall and we featured prominently in several high profile transactions worldwide. These included the largest acquisition in the mining sector, the largest chemicals transaction and the largest leveraged buy-out. Our volume of announced transactions was up 85% in Europe compared to 43% for the market. In the Americas, our volumes were up 60% versus 16% for the market, helping us to climb steadily up the volume league tables to No. 8 for the year.

In 2007, our ECM franchise gained market share globally. In Europe, based on volume league tables, we moved from No.6 to No.1 for initial public offerings with particular strength in Germany. Our successful investments in emerging markets has helped deliver the No.1 position by volume in Russia, where we were previously ranked fifth, and the No.6 position in the Middle East, where we launched the first retail initial public offering on the Dubai International Financial Exchange. In the Americas, we achieved a No.6 position by volume in convertible issues and increased our position in initial public offerings. In Asia/Pacific, we executed Hong Kong's largest ever initial public offering of an internet company.

Overall, our LDCM business was impacted by the volatility in the credit markets seen in the second half of 2007. However, in Europe, we maintained our leadership position in European High Yield Issuance for the 7th year running. Deal highlights included the largest European leveraged buy-out and the largest South African leveraged buy-out. We also delivered a number of award-winning innovative deals for both corporate clients and financial sponsors during the year.

Corporate Finance: maintained our leadership position in Europe

Market share in %


7
6
6.0
6.3
6.3
7.0
1
1
1
1
04
05
06
07

☐ Ranking in comparison with peers
Source: Dealogic

AWARDS 2007
Euromoney
"Best M&A House: Central&Eastern Europe"
"Best M&A House: Russia"
Euroweek
"Most Impressive LBO Structurer"
"Best Arranger of German Loans"
"Best Loan Trading House"
Global Finance
"Best Investment Bank: Western Europe"
Institutional Investor
"Bank of the Year (Epic Awards for Real Estate Finance&Investment)"

Corporate Finance: strong improvement in European ECM

Market share in %



8.5
8.4
7.6
7.5
6.9
6.8
6.5
4
1
4
1
04
05
06
07

☐ Ranking in comparison with peers
Source: Dealogic

AWARDS 2007

Euromoney Awards for Excellence
"Best at Cash Management in Western Europe"
"Best at Cash Management in Asia"
Euromoney Trade Finance Awards
"Best Forfaiting Institution"
"Best Trade Finance Software/Technology Provider"
Euroweek
"Best Issuing & Paying Agent for Medium Term Notes"
Islamic Conference Group
"Best Administrator/Trustee for a Sukuk* Transaction"
Total Securitization
"Trustee of the Year"
Trade and Forfaiting Review
"Best International Trade Finance Bank"
"Best Structured Commodity Finance Bank"

* Transaction with Sharia-compliant financing structure.

The challenging conditions also affected our CRE business in 2007. However, certain areas of the business continued to perform. Deutsche Bank Berkshire Mortgage, the Government Sponsored Enterprises origination and servicing business acquired in 2004, delivered strong results. This was attributable to record origination volumes and the continued benefit from acquisition synergies. CRE also benefited from expansion in Asia/Pacific with strong deal flow, increased mandates and loan originations in particular in Shanghai and Hong Kong. Turbulent markets in Europe helped to create additional profitable investment opportunities for the Real Estate Special Situations Group.

Our AFL business capitalized on two prominent trends, namely globalization and climate change, as we expanded our activities in infrastructure, transportation and renewable energy. We were involved in the development of solar projects in Spain and successfully advised on the 2nd A-Model Public-Private-Partnership for German motorway financing. In Dubai, we established a regional desk to meet demand in the MENASA (Middle East, North Africa, South Asia) region for advisory services including those relating to large transport and infrastructure projects. We also continued to expand in new asset classes such as microfinance, where we closed, using a cross-divisional approach, the world's first rated subordinated debt microfinance securitization program.

GLOBAL TRANSACTION BANKING

Global Transaction Banking (GTB) is comprised of commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation for international trade and the provision of trust, agency, depositary, custody and related services. Business units include Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

2007 was a record year for GTB. The business grew across all regions, with strong growth in our European home market and Asia/Pacific alongside solid performance in the Americas, despite the difficult market and macro environment.

In our Corporate Client group we reinforced our growing position as a provider of banking services across Asia, the Americas and Europe by strengthening our franchise and distribution capabilities. We remained focused on our target markets in Eastern Europe, winning some significant mandates in the region. We have remained at the forefront of product development ahead of the introduction of the Single Euro Payments Area (SEPA) at the end of January 2008, enabling our clients to swiftly benefit from the advantages that SEPA offers. Our Trade Finance business grew steadily, especially in emerging markets, and we achieved leading league table positions as arranger of global trade finance loans. During 2007, we widened our product and service offering to meet the combined cash management and trade financing needs of our corporate customers.

In 2007, more and more financial institution clients turned to Deutsche Bank as they sought to consolidate business with a single global cash management provider. Furthermore, we have seen increased interest in partner bank arrangements or in-sourcing solutions for transaction processing. Our Trust & Securities Services business delivered strong growth in the equity and custody businesses winning a significant number of depositary receipt and custody mandates and becoming a pre-eminent administrator for Islamic capital market transactions.

We also focused on expansion in high-growth markets, purchasing the institutional custody business of Garanti Bank in Turkey, establishing a registrar and transfer agency business for Indian mutual funds and introducing fund administration services in several Asian markets including Sharia-compliant services in Malaysia. Although our business was impacted in the second half of the year by disruption to the credit markets, our diverse product portfolio allowed us to weather the challenges.

Global Transaction Banking: increasing assets under custody


In € bn.
1,500
1,000
500
588
863
1,161
1,610
04
05
06
07

Record net inflows of invested assets

Private Wealth Management: regional break-down of invested assets

At year's end 2007


Europe (excl. Germany), Latin America, Middle East
€ 57 bn.
U.S.A.
€ 53 bn.
Germany
€ 51 bn.
Asia/Pacific
€ 22 bn.
United Kingdom
€ 11 bn.

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

2007 was a successful year for PCAM. Profitability was ahead of 2006 despite a difficult environment. Invested assets were € 952 billion at the end of the year, € 44 billion higher than at the end of the previous year, despite the negative impact of a weak U.S. Dollar. Net new money inflows were a record € 59 billion. We also continued to invest in our platform, both in our core European and U.S. markets, and in fast-growing markets such as China and India.

PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private and Business Clients.

ASSET AND WEALTH MANAGEMENT

The Asset and Wealth Management Corporate Division comprises two businesses: Asset Management and Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund products and institutional clients with a fully integrated offering, from traditional asset management products through to high-value products including absolute return strategies and real estate asset management. Private Wealth Management caters to wealthy individuals and families throughout the world.

ASSET MANAGEMENT

ASSET MANAGEMENT (AM) comprises four delineated gobal business lines: Retail, Alternatives, Institutional and Insurance. This structure has allowed Asset Management to focus on its strengths, invest in key growth areas, and withdraw from non-core businesses.

Asset Management achieved net inflows of € 27 billion in 2007, and ended the year with invested assets of € 555 billion. This is the third successive year of improvements in net asset flows, and represents a substantial turnaround since 2004.

Excerpt from segment reporting (Private Clients and Asset Management[1])

In 2007, PCAM generated a pre-tax profit of € 2.1 billion. The improvement of € 0.1 billion was mainly attributable to the Private & Business Clients Corporate Division. Revenues increased due to the acquisitions of norisbank and Berliner Bank and to sales of innovative investment and pension related products, partly offset by higher expenses due to the acquisitions and investments in business growth. In Asset and Wealth Management, pre-tax profit increased slightly. Significant revenue increases in Private Wealth Management, due to organic and acquisition related growth, were offset by lower performance related revenues and an impairment charge on an intangible asset in Asset Management.

in € m.	**2007**	**2006**
Net revenues	10,129	9,315
Total provision for credit losses	501	391
Noninterest expenses	7,561	7,000
Income before income taxes	**2,059**	**1,935**
Return on equity (pre-tax) in %	24	27
BIS risk positions	85,586	76,234
Assets	156,391	130,642

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2007 (Management Report).

AM has identified seven long-term trends, or "megatrends", that are reshaping the investment industry, and many of the initiatives launched in 2007 were designed to enable us to take advantage of these trends. They include the growth of the retirement market in the U.S. and Europe; the shift away from a carbon-based economy; the creation and activation of wealth in new markets; changes in the way in which investment products are packaged; the growth of alternative investments; the separation of investment strategies targeting outperformance, or "alpha"; and the growth of outsourcing to investment management specialists by insurance companies. By developing our strategy around fundamental patterns in global investing, we aim to ensure that Asset Management continues to be a strong, stable contributor to Deutsche Bank's success.

DWS: leading mutual fund company in Germany

Assets under management at year's end 2007 in € bn.


150
141
100
50

■ DWS
■ Peers
Source: BVI

RETAIL

Our global retail business, DWS, closed 2007 with € 235 billion of assets under management. In April, DWS launched in Germany the DWS RiesterRente Premium, a product that seeks to capitalize on the growth of the retirement market. In 2007, DWS secured approximately 352,000 new contracts for which DWS manages the capital investment, making it one of the most successful companies in the Riester product market. DWS also launched a number of environment-themed products, in response to the shift away from a carbon-based economy. The innovative DWS Invest Climate Change and DWS Invest Global Agribusiness funds helped increase assets in "green" investment products to approximately € 7.1 billion as at end of December 2007.

DWS also further extended its penetration of fast-growing new markets in Asia/Pacific and Latin America. In July, DWS raised a record JPY 154 billion (approximately € 944 million) from the launch of the DWS Climate Change Fund in Japan.

As investment products are packaged in new ways, DWS has sought to move beyond traditional mutual funds to deliver its expertise in a wider variety of formats. By the end of December 2007, DWS had attracted € 7.7 billion of assets in structured products.

The asset growth, innovation and global expansion achieved by DWS in 2007 were underpinned by another year of strong investment performance. As at December 2007, 86 % of DWS equity funds (weighted by assets) had beaten their benchmarks over 10 years.

ALTERNATIVES

During 2007, our Alternatives business, RREEF, took advantage of the growth in alternative investments, increasing AuM to € 66 billion, up from € 59 billion a year earlier, and opened five new offices worldwide. RREEF is one of the world's largest real estate investment managers. Notwithstanding challenging credit conditions, by December it had invested more than € 5 billion in U.S. property, over € 3 billion in Europe, and almost € 1.5 billion in Asia/Pacific.

Asset Management: no.1 non-affiliated global insurance asset manager

In € bn. at year's end 2006



112
100
60
20

■ Asset Management (AM) of Deutsche Bank
■ Peers
Source: Insurance Asset Manager, latest available data.

RREEF also expanded its offering to private investors. In June, RREEF launched its first public real estate investment trust on the Hong Kong Stock Exchange, offering private investors exposure to office and mixed-use properties in major cities in China.

In August, the RREEF Pan-European Infrastructure Fund attracted commitments in excess of €2 billion. This fundraising, coupled with infrastructure investments in North America, reflect RREEF's success in creating a truly global infrastructure investment business. RREEF further extended its capabilities through acquisition. In July, it entered the private equity funds of funds business by acquiring a significant minority interest in Texas-based Aldus Equity.

INSTITUTIONAL
Our institutional asset management business continued to expand globally in 2007. Its success was evident in a sizeable increase in consultant search activity. During the year, the business implemented initiatives to focus on high-growth, innovative products, improve distribution networks, build out client and consultant relationship teams, and strengthen marketing. These initiatives have better positioned the business to meet the increasingly varied and sophisticated needs of institutional investors.

We also continued to invest in our Quantitative Strategies business to capitalize on the growing trend for separate investment strategies targeting outperformance, or "alpha". AM's Institutional fixed income capabilities were strengthened in2007 with the addition of a highly qualified team.

INSURANCE
In 2007, Global Insurance Asset Management was again named the world's largest third-party manager of insurance portfolios, and the business closed the year with €93 billion of AuM. We are thus well-positioned to take good advantage of the trend for insurance companies to outsource asset management to specialist providers. Global Insurance continued to expand its global reach during the year, making senior appointments in Europe, Asia/Pacific and U.S. to drive further growth.

Highlighting the increasingly global nature of its business, in January 2007 Global Insurance held its first ever joint conference with Harvest Fund Management, AM's Chinese joint venture partner. This was one of a series of events and initiatives that strengthened AM's ties with Harvest during 2007.

The **PRIVATE WEALTH MANAGEMENT** (PWM) business division offers an integrated approach to wealth management to wealthy individuals and families both in the home country of the clients (onshore) and in international financial centres (offshore). Advisory services are offered in over 85 offices in more than 30 countries.

An integrated approach to wealth management is at the core of our advisory services – strategic asset allocation and individual risk management are tailored to meet the needs of each individual client. Our bespoke solutions range from discretionary portfolio management and active advisory on all asset classes, including alternative investments, to wealth preservation strategies and succession planning, philanthropic advisory services, art advisory services, as well as family office solutions and services for financial intermediaries.

2007 was a very successful year for PWM. During the year, invested assets increased to € 194 billion by year-end. This reflects net new assets of totalling € 13 billion and market performance and was achieved despite a decline in the value of the U.S. dollar and other currencies.

Business growth was driven particulary by investment in staff for client services in recent years.

We continued to grow successfully in the Asia/Pacific region, where invested assets grew to € 22 billion by the end of 2007. Rapid economic growth in this region has driven strong demand for wealth management solutions and PWM hired an extra 160 employees there. In addition, PWM focused on the expansion of structured solutions. In the summer, PWM was named "Best Private Bank in India" by Asiamoney.

PWM was also able to increase invested assets by 9% in Germany, our home market. In cooperation with other business divisions, PWM successfully placed the world's first securitization of subordinated loans to microfinance institutions with external rating on the German market. Over the year, PWM received important awards in Germany including "Best Risk Manager" by Focus Money, a weekly magazine, and n-tv, a tv news channel, and "Best active asset management" by Euro Finanzen, a monthly magazine.

In addition, we grew our business in Western and Central Europe (excluding Germany, Austria and the UK), Eastern Europe, the Middle East and Africa, as well as Latin America thanks in part to further increased business with financial intermediaries, and managed invested assets of € 57 billion in these locations by the end of 2007.

In the U.S., the world's largest wealth management market, PWM focused on entrepreneurial wealth creation and on those entrepreneurs seeking to build up their assets.

The Tilney Group, acquired at the end of 2006, was successfully integrated into our existing business model in 2007. Tilney – now representing the UK region – concentrates on the expansion of our "ultra high net worth (UHNW)" business in collaboration with our investment bank.

Globally, PWM focused on several investment themes identified within our investment strategy – in particular alternative investments (i.e. hedge funds and private equity), commodities, Asia and climate change. We made these accessible through various investment solutions in a timely fashion and in a client segment-specific approach. PWM was able to anticipate sooner and better the individual needs of clients by more effectively linking product innovation with activities that focus on clients.

Private Wealth Management: growth in invested assets

At year's end in € bn.


250
200
150
100
50
163
189
194
05
06
07

Private & Business Clients: increasing staff count

At year's end


25,000
15,000
5,000
13,324
19,569
13,979
21,161
15,040
23,214
05
06*
07**

PBC Germany
PBC worldwide
*Including norisbank.
**Including Berliner Bank.

Good teamwork with other Deutsche Bank businesses remains key to our success. The newly created Key Clients function taps the full potential of cross-divisional cooperation with Corporate and Investment Bank and Asset Management to meet the individual and highly complex needs of the wealthiest client segment.

PRIVATE & BUSINESS CLIENTS

PRIVATE & BUSINESS CLIENTS Corporate Division (PBC) offers banking services to private customers as well as small and medium-sized business clients in Germany and seven other countries across Europe and Asia through various channels including online access. Our range of services encompasses loans, current accounts and deposits and payment services as well as securities and mutual funds and portfolio investment advisory.

Customers can access us through almost 1,500 branches, most of them located in Germany, Italy, Spain and Poland. In addition, we work closely with more than 3,200 independent financial advisors and have numerous sales cooperation arrangements with partners which include in Germany, among others, Deutsche Vermögensberatung AG (DVAG) and the ADAC, Europe's largest automobile club.

For PBC, 2007 was a very good year. We again generated an excellent business result and at the same time pushed ahead with our growth initiatives. We strengthened our market leadership in Germany, sustained our strong business momentum in our European core markets and expanded our presence in emerging markets. On the German home market, we made good progress both organically and with our acquisitions. We successfully integrated norisbank into PBC. With the new market launch in September, we sent a clear signal across the German banking landscape. Berliner Bank, with the growth in its client volume, has fully confirmed our multi-brand strategy and developed successfully.

In total, the number of PBC staff in Germany increased by roughly 1,100 in 2007.

With the premium brands Deutsche Bank and Berliner Bank, on the one hand, and the norisbank on the other, we can pursue a differentiated approach towards our customers. The Deutsche Bank brand stands for best service, advisory excellence and competence, just like Berliner Bank, which substantially strengthens our position in the Berlin area with 1,100 staff, 60 branches and a well established brand. All in all, we now have more than 130 business outlets in Berlin, our largest location in Germany, including the Deutsche Bank branches, norisbank branches and the branches of Berliner Bank. We serve almost 1 million customers there, of whom 341,000 came to us with Berliner Bank.

Norisbank is our online bank which engages in high-growth consumer loan and deposits business in 97 branches. With a small number of clearly-defined products at favourable prices, norisbank rounds off our product and service offering.

Outside Germany, we continued along our growth path in the European markets. In Italy, we opened eight branches under the Deutsche Bank brand and one new branch under the

Prestitempo brand. On the Spanish market, we cooperate with the country's postal system under the BanCorreos brand. We almost tripled our branch network in Portugal last year and are now present in the market with 36 offices. On the Belgian market, we expanded our number of branches to 30.

We grew particularly strongly in Poland in 2007. Doubling the size of our branch network to 63 outlets since 2004 paid off: both revenues and business volume increased by more than 60 per cent in the reporting year. Since February, we have been operating in consumer finance business under the db kredyt brand and opened 66 db kredyt shops in Poland by the end of the year.

In India and China, the Asian growth markets, we continued to expand our presence. We now have ten branches in India, where we served more than 500,000 customers at the end of 2007. In the Chinese market, where we opened our third branch in the fourth quarter of 2007, we have also engaged in credit card business since June in cooperation with our local partner, HuaXia Bank.

Since October 2007, we have had a 10 per cent shareholding in Hanoi Building Commercial Joint Stock Bank (Habubank) in Vietnam. This is another important step in the process of penetrating the Vietnamese market, which is generally acknowledged to have great potential.

Private & Business Clients: rising number of branches in Poland


150
100
50
31
52
62
129*
04
05
06
07

*Including db kredyt shops (consumer finance).

Freeing up capital by reducing non-core assets

Declining industrial holdings

Cost base in € bn. at year's end


4.6
4.1
2.2
2.3
2.1
5
4
3
2
1
03
04
05
06
07

The Corporate Investments Group Division, or CI, covers our industrial shareholdings, certain bank-occupied real estate assets and other non-strategic holdings.

In 2007 we continued to wind down our portfolio of non-core assets as planned, thus freeing up capital which could be deployed more profitably into other businesses or returned to shareholders. By the end of 2007, Corporate Investments managed € 5.1 billon of assets related to industrial holdings and € 1.3 billion in other corporate investments.

INDUSTRIAL HOLDINGS REDUCED

Our industrial holdings consist largely of quoted German financial and industrial companies. In 2007, we took advantage of favourable market conditions to reduce these holdings further, thus contributing to earnings in the year. We reduced our holding in Linde AG by 2.6 % and our holding in Allianz SE by 0.5 %, and sold our 1.5 % stake in Vontobel Holding AG and our 0.8 % stake in Fiat S.p.A. Furthermore, a portfolio of hotels held by Interhotel has been sold to The Blackstone Group.

At the end of the year, our largest remaining industrial holdings, as measured by market value, were Daimler AG (4.4 %), Allianz SE (1.7 %), and Linde AG (5.2 %). In January 2007, we acquired a 0.75 % economic interest in the European Aeronautic Defence and Space Company EADS N.V. via a 10 % interest in a holding company.

OTHER HOLDINGS REDUCED

At the end of 2007, our other equity holdings largely comprised our stake of 12.7 % in Atradius N.V., our 8.2 % stake in Mannesmann GmbH & Co. Beteiligungs-KG (Arcor), our 70.6 % stake in Gopla Beteiligungsgesellschaft mbH (Varta), together with our Deutsche Venture Capital Funds and certain other fund investments.

The business combination of Atradius N.V. and Crédito y Caución S.A. was signed in April 2007 and closed in January 2008. The completion of this transaction resulted in a reduction of our stake to 9.1 %. In 2007, we sold and leased back the bank-occupied building 60 Wall Street in New York City.

Excerpt from segment reporting (Corporate Investments[1])

In 2007, the Corporate Investments Group Division continued to wind down its investments, which do not form part of our core businesses. Pre-tax profit, at € 1.3 billion, increased € 0 9 billion compared to the prior year. The increase reflected predominantly higher gains from industrial holdings.

in € m.	**2007**	2006
Net revenues	1,517	574
Total provision for credit losses	3	2
Noninterest expenses	220	214
Income before income taxes	**1,299**	**361**
BIS risk positions	4,891	5,395
Assets	13,002	17,783

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2007 (Management Report).

Executive arm of the Management Board

The Corporate Center brings together functions and resources which support the Management Board in the fulfilment of its executive duties. This includes control and risk management units with Group-wide, global responsibility. This wide variety of tasks is covered by staff departments responsible for Finance, Audit, Legal, Risk & Capital as well as Communications & CSR, Investor Relations and Human Resources. The Corporate Development function deals with issues of strategic importance for the Group; DB Research provides macro-economic advice. The Corporate Center is part of our Infrastructure function, which comprises all Group internal service providers.

In particular, the control and risk management units in the Corporate Center are aligned with the respective business divisions, but have strictly independent reporting lines to the relevant member of the Management Board. This strict separation of duties is indispensable for a global financial institution and has proved its worth at our bank for many years.

ORGANIZATIONAL ADJUSTMENTS

In 2007 we merged some mutually complementary departments to form larger units, primarily in order to leverage greater benefit from the expertise of their team members.

The Communications and Corporate Social Responsibility functions, for example, were amalgamated into a single corporate function that will ensure close alignment of the bank's business, communications and CSR activities going forward. The new Group Communications & CSR function is responsible for the bank's global relationships with the media, internal communication, global brand communication, and the bank's CSR activities. Furthermore, the new Legal, Risk & Capital function, which includes Legal, Compliance, Treasury and Risk Management, will also benefit from a broader knowledge base.

CHALLENGES

For Treasury in particular, 2007 was an exceptionally challenging year as a result of the global liquidity crisis. Nevertheless, it enjoyed excellent access to liquidity even during the most severe money-market stresses.

Our motto, "A Passion to Perform", is becoming more than ever the way Deutsche Bank does business. In 2007, recognition increased considerably amongst businesses, across markets and cultures, and employees identified more closely with it than ever before.

The Finance function presented Deutsche Bank's interim reports under International Finance Reporting Standards (IFRS), as required, in 2007. When we made the transitions to IFRS in the early part of the year, we published a detailed report setting out the impact on our financial reporting. Internally, we refined our processes for critically analysing financial data and provide targeted advice to Deutsche Bank's businesses.

Treasury: capital market issues by product group

At year's end 2007: € 103 bn.


6% Assignable Loan Agreements
14% Subordinated Instruments
16% CDs*
64% Bonds

*CDs = Certificates of Deposit with a maturity of more than 1 year.

Fostering our staff's long-term commitment to Deutsche Bank

Staff numbers

In thousands at year's end*


90
60
30
67.7
65.4
63.4
68.8
78.3
03
04
05
06
07

*Full-time equivalent.

In 2007, the number of staff at Deutsche Bank increased worldwide by 9,442 to 78,291 (on a full-time equivalent basis). Our growth initiatives, acquisitions such as Berliner Bank and the expansion of our infrastructure areas, notably in Asia, were the main contributors to this growth.

ENHANCING OUR STATUS AS AN EMPLOYER OF CHOICE

Competition for talented, well-qualified staff with outstanding qualifications will increase during the next few years. As a result, Deutsche Bank's objective is to sustainably position itself as an "employer of choice". We are making good progress here, and surveys of university graduates and applicants with several years of work experience vouch for this.

Indeed, in 2007 Deutsche Bank was the only bank in Germany to achieve a top-ten rating in two of the leading surveys of university graduates' opinions of the employer images of more than 100 companies. In India, we were able to attain fourth place. We also advanced to ninth place in a survey of the occupational and career preferences of students about to graduate from German universities.

Among applicants with several years of experience, Deutsche Bank advanced to 16th place in the "preferred employer" rankings in Germany. Our professional online presence and easy accessibility using new media contributed to this progress. On Deutsche Bank's career website, experienced staff members from different business divisions and infrastructure areas report on their work, providing potential applicants with key insights into day-to-day work at Deutsche Bank. In the U.S.A., our online career portal was awarded first place in a comparative survey, and in Germany we advanced to third place (2006: 15th).

SIGNIFICANT INCREASE IN STAFF WORLDWIDE

The strong rise of 14% in the number of Deutsche Bank employees worldwide was primarily due to the implementation of our growth initiatives, which meant new jobs were created in the high growth regions of the world and in more cost-efficient locations in Asia. The number of staff also increased in Germany – by 5.2% or 1,378 employees.

46.1% of the global staff expansion was in the Asia/Pacific region, where we hired 4,357 employees on balance in 2007. Another 39.3% of the new staff was spread over the UK (963 employees), North and South America (1,743 employees) and the rest of Europe, the Middle East and Africa (1,000 employees). The strongest growth was in our infrastructure areas, where 4,887 employees came on board. By the end of 2007, PCAM employed 2,443 more staff members than at the end of 2006, and CIB 2,121.

Primarily due to the newly hired staff in the Asia/Pacific region, the ratio of staff members aged 24 and younger rose from 8.9% to 10.0%. However, 25–44 year olds continue to be the largest group of employees, representing 67.5% of the workforce. The average years of service declined slightly to 9.4 years. In 2007 we had 1,506 apprentices, 55 more than in 2006.

SUCCESSFULLY INTERGRATING NEW COLLEAGUES

The number of university graduates we hired increased by 8% compared to 2006. In addition to recruiting these employees, providing orientation in the company and gaining their loyalty to the bank are key aspects of our work in Human Resources.

The successful integration of new colleagues over the long term requires a systematic orientation phase. Deutsche Bank therefore launched a pilot project in the Asia/Pacific region that integrates new employees into their teams, starting from their first day at work, and teaches them about the entire organization and thus the corporate culture quickly. To facilitate this process, a detailed plan is produced for the new staff for their first six months at the bank, with numerous tips and recommendations.

ATTRACTIVE BENEFITS WORLDWIDE

To remain an attractive employer for our staff over the long term, we offer a broad range of benefits, in addition to a performance-based compensation system. These benefits include, for example, regular medical check-ups.

In 2007, we also focused above all on expanding the bank's own childcare facilities for employees, which we have been offering for over 30 years now. The aim of these facilities is to make it easier for our staff to return to work. In Germany, 260 childcare places were available to our employees by the end of 2007, and another 50 in the UK. With full-day childcare, in some cases bilingual, we also intend to foster the international mobility of our staff.

Similar to German regulations on maternity leave, we increased the continued payment of wages during the parental leave period from a child's birth or adoption to 16 weeks in the U.S. The new "Phase Back to Work Program" makes it possible for staff to return to work gradually. Over a period of eight weeks, individually determined working hours can be arranged. In the UK, we expanded the continued payment of wages in the parental leave period from 18 to 26 weeks at the beginning of 2008.

We offer our staff various possibilities to structure their working hours flexibly. In the Asia/Pacific region, a new program was developed to assist employees in achieving an improved balance between work and leisure time. This comprises advice from external specialists as well as an online advisory service on raising children and caring for elderly family members. In India, we entered into a cooperation with a healthcare provider to ensure our employees receive high quality medical services locally.

FOSTERING CAREERS INDIVIDUALLY

Personal career prospects represent an important element of promoting employee commitment. During the accelerated build up of our investment banking franchise in the mid-1990s and the partially related global expansion of Deutsche Bank, we focused primarily on identifying and recruiting highly qualified staff from the market. After we had become able to increase our competitiveness organically, we again focused our Human Resources activities more intently on the development of our own staff.

Staff qualifications

in % with university degree*


60
40
20
51.0
53.4
55.6
59.7
64.4
03
04
05
06
07

*Headcount.

Regional deployment of staff

At year's end 2007*



Germany 36%
Europe (excl. Germany), Middle East and Africa 28%
Asia/Pacific 19%
Americas 17%

*Full-time equivalent.

Today, our approach is primarily aligned to talent management principles which apply across the Group, but which also provide sufficient scope to match staff development measures to the business divisions' specific strategies. At the heart of this is the "talent review" process, which forms the basis for identifying talented staff members as well as promotion, succession and personal development planning. Our aim is for all managers to use this process annually together with their staff members.

Deutsche Bank seeks to increase the percentage of women in management positions. We therefore support, for example, female employee networking. The well-established women's networks "Women in European Business", in Frankfurt and London, as well as "Women on Wall Street", in New York, provide important forums through their annual conferences for women – staff members and clients – to share their experiences and express their ideas. In addition, Deutsche Bank conducts various training courses and mentoring programs developed specifically for women.

We aim to present career development possibilities for our staff members throughout all phases of their lives. We address demographic change through a broad range of measures to foster health, performance and employability, as well as through voluntary employer benefits and ongoing training courses. For example, as a corporate member of the WISE network, we entered into a cooperation with the Jacobs International University Bremen that focused on research in lifelong learning in 2007. Furthermore, we supported the founding of the first internal intergenerational employee network: "SeniorExperts@db".

We have been conducting internal staff surveys worldwide to gauge employee satisfaction since 1999. The business divisions use the findings gained from the surveys to implement targeted improvements. The survey results show steady or slightly improved ratings at Deutsche Bank.

Corporate Social Responsibility

Living up to our corporate social responsibility is an integral part of our corporate culture. For Deutsche Bank, strong performance, social responsibility and the sustainable use of resources are inextricably linked with one another.

In 2007, our Corporate Social Responsibility organization began reporting directly to the Chairman of the Management Board and was combined with Group Communications. Through closer integration and better alignment with the business divisions, we intend to communicate our position and our actions even more clearly both inside and outside of the bank.

The motto of Deutsche Bank's corporate social responsibility activities is "More than Money: Building Social Capital".

COMMITTING OURSELVES
We strive to be more than a financial sponsor for good causes. Our employees prove time and again that "A Passion to Perform" is in fact the way we do business, not only with customers but also with other stakeholders. In 2007, they completed a total of 19,440 days volunteer work worldwide – an increase of more than 100 % against the previous year.

CREATING OPPORTUNITY
Delivering innovative solutions is one of Deutsche Bank's fundamental objectives. This also applies to our corporate social responsibility program. We have already been actively involved in microfinance for over a decade, leading the way for other banks. This is a prime example of how commercial skills can be combined with social responsibility to create opportunities for the underprivileged around the world. By launching in 2007 "db Microfinance Invest", the world's first ever securization of subordinated loans to microfinance institutions with external rating, we have extended private and institutional investment opportunities in this area.

Another global challenge is the rapid growth of mega-cities. With the "Urban Age" conference series, the Alfred Herrhausen Society, Deutsche Bank's forum for international dialogue, aims to identify solutions for this problem. In 2007, we presented the "Deutsche Bank Urban Age Award" for the first time. Endowed with USD 100,000, this award is granted in recognition of ground-breaking initiatives for sustainable city growth. The 2007 prize was awarded to two projects in Mumbai, India.

FOSTERING CREATIVITY
The main objective of our art activities is to foster creativity. With works from the Deutsche Bank Collection in our offices we add to the working environment for our employees. We help young, promising artists to further their career by buying their works and granting scholarships. With the "Kandinsky Prize" in Moscow and the "Views" Art Award in Warsaw the Deutsche Bank Foundation supports young eastern European artists.

Global social responsibility investments by area

In 2007 total of € 82.2 m.[1]


42% Social Investments
24% Education
24% Art
10% Corporate Volunteering

[1] Including sponsorships.

Employee volunteering by region

In 2007 total of 19,440 days volunteered



Asia/Africa 5%
Americas 20%
United Kingdom 22%
Germany 53%

ENABLING TALENT

All of our educational projects focus on helping to identify and enable talent. In 2007, the Deutsche Bank Foundation, together with the Accenture Foundation and Foundation of German Business, launched the "Studienkompass" (academic compass) initiative, aimed primarily at encouraging children of parents without higher education to attend university, and thus improve their career opportunities.

The Berlin Philharmonic Orchestra's education program, "Future@BPhil", supports young people in their personal development by introducing them to classical music. Since 2002, more than 8,000 young people have participated in the program, which is made possible by Deutsche Bank's exclusive partnership with the orchestra. This commitment was one of the reasons why the Berlin Philharmonic and Sir Simon Rattle, the orchestra's principal conductor, were appointed UNICEF Ambassadors in New York in 2007 – the first institution to receive this honour, and the only international Ambassador from Germany so far.

We also promote excellence in academic research and teaching. In 2007, for the second time, the Center for Financial Studies at Johann Wolfgang Goethe University of Frankfurt am Main awarded the "Deutsche Bank Prize in Financial Economics", which is endowed by the bank and given in recognition of outstanding international contributions to research into banking and the capital markets. It was presented to Michael Woodford, Professor of Political Economy at Columbia University in New York.

ENSURING SUSTAINABILITY

Our corporate social responsibility also includes helping society fight climate change. In 2007 we expanded our range of sustainability investment products to include the DWS Climate Change Fund. As a Partner of the Clinton Climate Initiative, a global program for improving the energy efficiency of buildings in 15 major cities, we contribute our banking expertise to the development of market-based solutions. With the "Solar Impulse" project, we are sponsoring an aeroplane designed to fly around the world, flying day and night, without a drop of fossil fuel, and thereby advance the use of renewable energies and increase awareness of the scarcity of natural resources. Our Sustainability Management System has been certified annually since 1999 according to ISO 14001. The renowned SAM Research survey, which rates companies' sustainability efforts, ranked Deutsche Bank among the top 10 percent in the banking sector. The ten principles of the Global Compact, based on the UN objectives regarding human rights, labour standards, environmental protection and anti-corruption have been a fundamental part of our internal policies and guidelines for years.

For further information on our corporate social responsibility activities, please see the separate CSR Report 2007 "More than Money: Building Social Capital".





// At Deutsche Bank we want long-term relationships with our clients.
Our ability to understand our customers' specific needs in every situation is ultimately the winning factor for us, too.

Sofia Devoto, Deutsche Representaciones y Mandatos SA, Buenos Aires

Consolidated Financial Statements 03 //

Statement of Income

Statement of Income

in € m.	2007	2006
Interest and similar income	67,706	58,275
Interest expense	58,857	51,267
Net interest income	**8,849**	7,008
Provision for credit losses	612	298
Net interest income after provision for credit losses	**8,237**	6,710
Commissions and fee income	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892
Net gains (losses) on financial assets available for sale	793	591
Net income (loss) from equity method investments	353	419
Other income	1,286	389
Total noninterest income	**21,896**	21,486
Compensation and benefits	13,122	12,498
General and administrative expenses	7,954	7,069
Policyholder benefits and claims	193	67
Impairment of intangible assets	128	31
Restructuring activities	(13)	192
Total noninterest expenses	**21,384**	19,857
Income before income tax expense	**8,749**	8,339
Income tax expense	2,239	2,260
Net income	**6,510**	6,079
Net income attributable to minority interest	36	9
Net income attributable to Deutsche Bank shareholders	6,474	6,070

Earnings per Common Share

in €	2007	2006
Basic	13.65	12.96
Diluted[1]	13.05	11.48
Number of shares in m.		
Denominator for basic earnings per share – weighted-average shares outstanding	474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	496.1	521.2

[1] Including numerator effect of assumed conversions.

Balance Sheet

Assets

in € m.	Dec 31, 2007	Dec 31, 2006
Cash and due from banks	8,632	7,008
Interest-earning deposits with banks	21,615	19,199
Central bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit or loss of which € 158 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2007 and December 31, 2006, respectively	1,474,103	1,104,650
Financial assets available for sale of which € 17 million and € 23 million were pledged to creditors and can be sold or repledged at December 31, 2007 and 2006, respectively	42,294	38,037
Equity method investments	3,366	2,541
Loans	198,892	178,524
Premises and equipment	2,409	3,241
Goodwill and other intangible assets	9,383	8,612
Other assets	182,897	139,021
Income tax assets	2,428	2,120
Deferred tax assets	4,772	4,332
Total assets	**2,020,349**	**1,584,493**

Liabilities and equity

in € m.	Dec 31, 2007	Dec 31, 2006
Deposits	457,946	411,916
Central bank funds purchased and securities sold under repurchase agreements	178,741	102,200
Securities loaned	9,565	21,174
Financial liabilities at fair value through profit or loss	966,177	694,619
Other short-term borrowings	53,410	48,433
Other liabilities	171,509	144,129
Provisions	1,295	1,768
Income tax liabilities	4,515	4,033
Deferred tax liabilities	2,124	2,285
Long-term debt	126,703	111,363
Trust preferred securities	6,345	4,771
Obligation to purchase common shares	3,553	4,327
Total liabilities	**1,981,883**	**1,551,018**

Shareholders' equity

Common shares, no par value, nominal value of € 2.56	1,358	1,343
Additional paid-in capital	15,808	15,246
Retained earnings	25,116	20,451
Common shares in treasury, at cost	(2,819)	(2,378)
Equity classified as obligation to purchase own shares	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized net gains on financial assets available for sale, net of applicable tax and other	3,635	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(52)	(45)
Foreign currency translation, net of tax	(2,450)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	1,133	2,403
Total shareholders' equity	**37,044**	**32,758**
Minority interest	1,422	717
Total equity	**38,466**	**33,475**
Total liabilities and equity	**2,020,349**	**1,584,493**

Statement of Cash Flows

in € m.	2007	2006
Net Income	**6,510**	**6,079**
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	651	352
Restructuring activities	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,907)	(913)
Deferred income taxes, net	(918)	165
Impairment, depreciation and other amortization, and accretion	1,731	1,355
Share of net income from equity method investments	(358)	(207)
Income adjusted for non cash charges, credits and other items	**5,696**	**6,861**
Adjustments for net increase/decrease/change in operating assets and liabilities:		
Interest-earning time deposits with banks	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,146	(11,394)
Trading assets	(302,932)	(87,409)
Other financial assets at fair value through profit or loss (excl. investing activities)	(75,775)	(19,064)
Loans	(22,185)	(14,403)
Other assets	(42,674)	(30,083)
Deposits	47,464	35,720
Trading liabilities	205,814	25,243
Other financial liabilities at fair value through profit or loss (excl. financing activities)	70,232	41,518
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	69,072	18,955
Other short-term borrowings	6,531	7,452
Other liabilities	21,133	30,079
Senior long-term debt	22,935	10,480
Other, net	(1,255)	527
Net cash provided by operating activities	**16,790**	**11,164**
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale[1]	12,470	11,952
Maturities of financial assets available for sale[1]	8,179	6,345
Sale of equity method investments	1,331	3,897
Sale of premises and equipment	987	123
Purchase of:		
Financial assets available for sale[1]	(25,230)	(22,707)
Equity method investments	(1,265)	(1,668)
Premises and equipment	(675)	(606)
Net cash paid for business combinations/divestitures	(648)	(1,120)
Other, net	463	314
Net cash used in investing activities	**(4,388)**	**(3,470)**
Cash flows from financing activities:		
Issuances of subordinated long-term debt[2]	429	976
Repayments and extinguishments of subordinated long-term debt[2]	(2,809)	(1,976)
Issuances of trust preferred securities[2]	1,874	1,043
Repayments and extinguishments of trust preferred securities[2]	(420)	(390)
Common shares issued under share-based compensation plans	389	680
Purchases of treasury shares	(41,128)	(38,830)
Sale of treasury shares	39,729	36,380
Dividends paid to minority interests	(13)	(26)
Increase in minority interests	585	130
Cash dividends paid	(2,005)	(1,239)
Net cash used in financing activities	**(3,369)**	**(3,252)**
Net effect of exchange rate changes on cash and cash equivalents	**(289)**	**(510)**
Net increase in cash and cash equivalents	8,744	3,932
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,098	17,354
Net cash provided by operating activities include		
Income taxes paid, net	2,806	3,102
Interest paid	58,097	49,921
Interest and dividends received	67,706	58,275
Cash and cash equivalents comprise		
Cash and due from banks	8,632	7,008
Interest earning demand deposits with banks (not included: time deposits of 4,149 € m. at December 31, 2007 and 8,853 € m. at December 31, 2006)	17,466	10,346
Total	**26,098**	**17,354**

[1] Incl. at fair value through profit or loss.
[2] Incl. at fair value through profit or loss.


SOLVAY
OMEGA
Deutsche Bank



// Deutsche Bank is sponsoring the first manned solar-powered flight around the world. This enables us to reach a wide audience and to push the development and use of renewable energy forward. What links us together is the courage to break new ground.

Dr. Bertrand Piccard, President, Solar Impulse, Lausanne

Further Information 04 //

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 4, 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Report of the Supervisory Board



Dr. Clemens Börsig
Chairman of the Supervisory Board

For banks, 2007 was a year of great challenges. The global financial system was put to a serious test by the turbulence on the U.S. mortgage market. In this difficult environment, Deutsche Bank achieved good results, which confirms our successful implementation of the bank's strategy, the continued appropriateness of our business model and the bank's effective system of corporate governance. The Management Board and our staff made an important contribution to this success. We would like to thank them very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Between meetings, the Management Board kept us informed in writing of important matters. Resolutions were passed by circulation procedure, when necessary between the meetings. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board.

As our five-year term of office comes to a close upon conclusion of the General Meeting on May 29, 2008, we are optimistic about the future. We are convinced that Deutsche Bank is well positioned to continue its success. In this context, leveraging the potential of our global platform has a high priority. To this end, the bank intends to continue to consistently invest in its core businesses, through measures resulting in organic growth, but also through targeted complementary acquisitions. We intend to further expand PCAM, our Private Clients and Asset Management Group Division, which delivers stable contributions to our earnings even in a volatile market environment, as well as our already well positioned investment banking platform. Synergies between the business divisions will be leveraged further. Additionally, the bank will maintain its strict discipline on costs, risks, capital and regulatory compliance.

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board held five meetings in the 2007 financial year.

At the first meeting of the year on January 31, 2007, we discussed the development of business in 2006, the key figures of the Annual Financial Statements for 2006, the dividend proposal and the corporate planning for the years 2007 to 2009. Furthermore, we discussed Dr. von Heydebreck's succession and resolved to transfer his responsibilities to the other members of the Management Board after his departure from the Management Board upon the conclusion of the Ordinary General Meeting 2007.

At the financial statements meeting on March 21, 2007, chaired by Dr. Eick, Chairman of the Audit Committee, we approved the Annual Financial Statements for 2006, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed. The adjustment of the Supervisory Board compensation was discussed in detail, and the resolution proposals for the Agenda of the General Meeting 2007 were approved. In addition, we obtained extensive information on the Group's risk management.

On the evening before the General Meeting, we discussed the current developments in connection with the General Meeting's Agenda items and the announced counterproposals. As necessary, resolutions were approved. Furthermore, subject to the General Meeting's confirmation of his election to the Supervisory Board, Dr. Börsig was re-elected its Chairman until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2007, we reviewed the development of the bank's business in the first half of 2007. The current situation on the credit markets was discussed in detail. Furthermore, the development of business in connection with the larger company acquisitions over the last two years was examined, along with the reasons for deviations from the original planning. The Management Board informed us of the acquisition and disposal of participations that do not require the Supervisory Board's approval according to section 13 paragraph 1 d) of the Articles of Association.

At the last meeting of the year on October 30, 2007, discussions focused in detail on the development of business during the first nine months and, in particular, on the current risk situation as well as the bank's further strategic development with the corresponding targets and planned measures. Based on supplements to the German Corporate Governance Code approved by the Government Commission in June 2007, we established a Nomination Committee and resolved amendments to the terms of reference of the Supervisory Board, its committees and the Management Board as well as changes to the Management Board's Business Allocation Plan. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2007.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee primarily addressed matters relating to the Management Board. This involved, above all, the determination of the variable compensation components for the Management Board for the year 2007 as well as issues in connection with the long-term succession planning for the Management Board. In addition, it prepared resolutions for the Supervisory Board and discussed the new structure of the Supervisory Board's compensation. Where required, the Committee gave its approval to Management Board members accepting directorships at other companies. Furthermore, it discussed the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks. The Committee also extensively focused on the risk situation and developments in the U.S. mortgage market and their impacts. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met seven times last year. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2007 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It discussed, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system and regularly received progress reports on this. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, at an extraordinary meeting, the Audit Committee discussed the transition in accounting from U.S. Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS). Also, at its last meeting of the year, the Committee requested the Management Board and the auditor to present the planned audit areas of focus for the Annual Financial Statements 2007 and financial reporting according to IFRS, fair value accounting, accounting treatment of loan commitments as well as consolidated and non-consolidated special purpose entities.

The Nomination Committee established on October 30, 2007 met for the first time in December 2007. It analyzed the current composition of the shareholder representatives' side of the Supervisory Board and defined the requirements for the future composition of the shareholder representatives' side. Furthermore, it commissioned an external consulting firm operating internationally to assist in the search for qualified candidates for the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2007.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

CORPORATE GOVERNANCE

The implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at several meetings of the Supervisory Board, Chairman's Committee and Audit Committee. The Supervisory Board resolved to take up the recommendation of the Code and to establish a Nomination Committee. It comprises three shareholder representatives and is responsible for preparing the full Supervisory Board's proposals for the General Meeting's election of the shareholder representatives and for preparing appointments by the court. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling issues of compliance has been clearly assigned to the Audit Committee. The terms of reference of the Supervisory Board and its committees were adjusted correspondingly.

The compensation of the Supervisory Board was readjusted by resolution of the General Meeting 2007 in accordance with the requirements of the German Corporate Governance Code. Additional information on the structure of the new remuneration system and on the individual compensation of the Supervisory Board members is published in the Compensation Report on pages 44 ff.

In October 2007, it was resolved to carry out another review of the Supervisory Board's efficiency at the end of its term of office. A company-specific questionnaire was drawn up for this and sent to all Supervisory Board members at the end of 2007. The responses showed that suggestions and measures that had been proposed during the last efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The results were discussed in detail at today's meeting of the Supervisory Board.

Meetings of the Supervisory Board without the Management Board, i.e. "executive sessions", took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

In accordance with the regulations of the Management Board's Terms of Reference, the Management Board, in agreement with the Chairman of the Supervisory Board, appointed Dr. Bänziger to succeed Dr. von Heydebreck as the bank's Corporate Governance Officer, effective with the conclusion of the General Meeting on May 24, 2007.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2006, was reissued at the meeting of the Supervisory Board on October 30, 2007.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 30, 2007, can be found in the Financial Report on pages 260 ff. and on our Internet website at www.deutsche-bank.com. The terms of reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on the Chairman's Committee's resolution determining the variable compensation components for the Management Board for the financial year 2006 to the extent it related to him. In addition, Dr. Börsig did not participate in the Audit Committee and Supervisory Board discussions and resolutions to establish the Annual Financial Statements 2006. For this agenda item, the Supervisory Board meeting was chaired by Dr. Eick. Dr. Börsig did not participate in one resolution taken by written circulation as it involved his activities as a former member of the Management Board. The circulation procedure was carried out under the direction of Mr. Todenhöfer.

LITIGATION

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005, 2006 and 2007 were regularly and comprehensively discussed, along with possible consequences. Dr. Börsig's election as member of the Supervisory Board by the General Meeting on June 1, 2006, was confirmed by the General Meeting on May 24, 2007, after the Frankfurt District Court had declared the election void in the first instance.

Furthermore, we obtained reports on a regular basis concerning important lawsuits.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2007 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2007. The audits led in each case to an unqualified opinion. We agreed with the results of these audits after an inspection of the auditors' reports as well as extensive discussion, in accordance with the Audit Committee's recommendation.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of €4.50 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

Dr. von Heydebreck left the Management Board with effect from the conclusion of the General Meeting on May 24, 2007. His tasks and functional responsibilities were assumed by the other members of the Management Board. Mr. Lamberti is responsible for Human Resources, including the tasks of Deutsche Bank's Labour Director. In addition to his previous tasks, Dr. Ackermann took on functional responsibility for the Corporate Social Responsibility area, Dr. Bänziger the Legal and Compliance areas, and Mr. Di Iorio the Internal Audit area. We thank Dr. von Heydebreck for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. Mr. Krause became a member of the Board of Management of BMW AG in May 2002, served as Chief Financial Officer until September 2007 and subsequently had functional responsibility for Sales and Marketing. As a member of the Management Board of Deutsche Bank AG, Mr. Krause will take on the responsibilities of Chief Financial Officer with effect from Mr. Di Iorio's retirement on October 1, 2008.

There were no changes in the composition of the Supervisory Board during 2007.

Frankfurt am Main, March 19, 2008
The Supervisory Board

Dr. Clemens Börsig
Chairman

Supervisory Board

Dr. Clemens Börsig
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson,
Deutsche Bank Privat- und Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board of Management of Deutsche Telekom AG,
Cologne

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG,
Düsseldorf

Gerd Herzberg*
Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-Verband, labor union for financial services providers,
Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman and Chief Executive Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Managing Partner of de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Managing Partner of Robert Bosch Industrietreuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Chairman of the Supervisory Board of Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Elected by the employees in Germany.

COMMITTEES

Chairman's Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Mediation Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risk Committee
Dr. Clemens Börsig
Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

Nomination Committee
(since October 30, 2007)

Dr. Clemens Börsig
Chairman

Ulrich Hartmann

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber

*Elected by the employees in Germany.

Group Five-Year Record

	Data according to IFRS		Data according to U.S.GAAP[1]		
Balance Sheet					
in € m.	2007	2006	2005	2004	2003
Total assets	2,020,349	1,584,493	992,161	840,068	803,614
Loans, net	198,892	178,524	151,355	136,344	144,946
Liabilities[2]	1,981,883	1,551,018	961,603	813,616	775,065
Total shareholders' equity	37,044	32,758	29,936	25,904	28,202
Minority interest[3]	1,422	717	622	548	347
Tier 1 risk-based capital (BIS)	28,320	23,539	21,898	18,727	21,618
Total risk-based capital (BIS)	38,049	34,309	33,886	28,612	29,871

Income Statement					
in € m.	2007	2006	2005	2004	2003
Net interest income	8,849	7,008	6,001	5,182	5,847
Provision for credit losses[4]	612	298	350	307	1,063
Commissions and fee income	12,289	11,195	10,089	9,506	9,332
Net gains (losses) on financail assets/liabilities at fair value through profit or loss[5]	7,175	8,892	7,429	6,186	5,611
Other noninterest revenues	2,432	1,399	2,121	1,044	478
Total noninterest revenues	**21,896**	**21,486**	**19,639**	**16,736**	**15,421**
Compensation and benefits	13,122	12,498	10,993	10,222	10,495
General and administrative expenses[4,6]	7,954	7,069	7,366	6,681	6,759
Policyholder benefits and claims	193	67	52	260	110
Impairment of intangible assets	128	31	–	19	114
Restructuring activities	(13)	192	767	400	(29)
Total noninterest expenses[4,6]	**21,384**	**19,857**	**19,178**	**17,582**	**17,449**
Income before income tax expense[6,7]	**8,749**	**8,339**	**6,112**	**4,029**	**2,756**
Income tax expense (benefit)	2,239	2,260	2,039	1,437	1,327
Effect from the reversal of 1999/2000 credits for tax rate changes			544	120	215
Cumulative effect of accounting changes, net of tax			–	–	151
Net income[8]	**6,510**	**6,079**	**3,529**	**2,472**	**1,365**
Net income attributable to minority interest	36	9			
Net income attributable to Deutsche Bank shareholders	6,474	6,070			

Key figures	2007	2006	2005	2004	2003
Basic earnings per share	13.65 €	12.96 €	7.62 €	5.02 €	2.44 €
Diluted earnings per share	13.05 €	11.48 €	6.95 €	4.53 €	2.31 €
Dividends paid per share in period	4.00 €	2.50 €	1.70 €	1.50 €	1.30 €
Return on average total shareholders' equity (post-tax)	18.0%	20.4%	12.5%	9.1%	4.7%
Pre-tax return on average shareholders' equity	24.3%	28.0%	21.7%	14.8%	9.5%
Cost/income ratio	69.6%	69.7%	74.7%	79.9%	81.8%
BIS core capital ratio (Tier 1)	8.6%	8.5%	8.7%	8.6%	10.0%
BIS capital ratio (Tier 1+2+3)	11.6%	12.5%	13.5%	13.2%	13.9%
Employees (full-time equivalent)	78,291	68,849	63,427	65,417	67,682

[1] U.S. GAAP Balance Sheet, Income Statement and Key figures are only partially comparable with IFRS, presentation of U.S. GAAP Income Statement data was adjusted to IFRS definition.
[2] Excluding minority interest.
[3] Minority interest are included in total equity under IFRS and included in other liabilities under U.S. GAAP.
[4] For U.S. GAAP: Provision for off-balance sheet positions reclassified from General and administrative expenses to provisions for credit losses.
[5] For U.S. GAAP: Trading revenues, net.
[6] For U.S. GAAP: Includes minority interest expense.
[7] For U.S. GAAP: Income before income tax expense and cumulative effect of accounting changes.
[8] For U.S. GAAP: Net income attributable to Deutsche Bank shareholders.

Glossary

Alpha
Investment returns in excess of the benchmark return

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

Asset Finance & Leasing
Centre of competence for offering structured and innovative asset financing solution for durable and high-value assets.

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
- core capital or Tier 1 capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier 2 capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Coaching
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Compliance
Entirety of measures adopted in order to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit Trading
Trading in loan or credit-related products.

Debt Products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity capital markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity Prime Services
Deutsche Bank's Equity Prime Services group provides mainly hedge funds with a range of services adjusted to the needs of the alternative investment community.

Euro Commercial Paper Program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro Medium-Term Notes
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Fair Value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family Office
Financial services which are designed for families with very large and complex sets of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
International Financial Reporting Standards
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

In-Sourcing
We offer other banks access to our payment processing and cash management infrastructure, completing or replacing existing technology and processes on their side.

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged Buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Management Buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed Securities (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Public Private Partnership (PPP)
Aimed at increasing the efficiency of infrastructure projects by means of a long-term collaboration between the public sector and private investors.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo
An agreement to repurchase securities sold (genuine repurchas agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Sale and Lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia conform
In accordance with Islamic Law.

Single-manager hedge fund
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IFRS the main objective is to provide decision-useful information, especially for investors.

WISE network
The WISE Demographic Network connects HR Executives from seven partnering companies in Germany with the worldwide network WISE business research.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 91000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91038080
db.ir@db.com

Annual Review 2007
and Financial Report 2007
on the Internet:
www.deutsche-bank.com/07

Photos
Martin Joppen, Frankfurt am Main
page 2
Andreas Pohlmann, Munich
pages 6/7
Nathan Beck, Zurich
pages 8/9, 22/23, 48/49, 54/55
and cover
Wolfgang von Brauchitsch, Bonn
page 58

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (74 t CO_2 equivalents) has been offset by investing in a climate protection project in India.

FSC Mix

We will be pleased to send you the following publications relating to the financial statements

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2007 and Financial Report 2007.

Annual Review 2007
(German/English))

Financial Report 2007
(German/English)

Annual Report 2007 on Form 20-F
(in English)

Annual Financial Statements and Management Report of Deutschen Bank AG 2007
(German/English)

List of Mandates 2007
(German/English)

List of Shareholdings 2007
(German/English)

List of Advisory Council Members
(German)

Corporate Social Responsibility - Report 2007
(from May 2008 in German and English)

How to order

by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/07

by fax to
+49 1805 070808

by phone to
+49 1805 802200

by post from
arvato logistics services
Bestellservice Deutsche Bank
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33428 Harsewinkel
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Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Our future success depends on our ability to handle change and ake opportunities. But we also have to be credible – by doing what ve say and doing it well – and enjoy trust – in our performance and ntegrity. These factors give our customers, above all, the certainty hey need in order to take decisions in a complex world. Decisions vhich also define our scope of action and secure our profitability oday and tomorrow. For our shareholders. For our clients. For our taff. For our future.

Financial Calender

2008	
Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

2009	
Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009


London
Frankfurt
Dubai
Singapore
Tokyo

Close to our clients


Branch business with private & business clients
Branch and/or subsidiary
Representative offices (only)
Regional major hubs
New York

WINNING IN A WORLD OF CHANGE.

In a world of change, it's essential to respond positively to the changing needs of customers, shareholders and staff. The only way to preserve continuity is to be open to new challenges and take the opportunities they offer.

Deutsche Bank is committed to serving the interests of all our stakeholders: our shareholders, our customers, our staff, and society. For the Annual Review 2007, we talked to representatives of our stakeholders about our theme for this year, "Winning in a World of Change":
Dr. Omar Bin Sulaiman, Governor of Dubai International Financial Centre (DIFC), Dubai; **Ms. Jeanne Zhang**, Private Client, Beijing; **Ms. Sofia Devoto**, Deutsche Representaciones y Mandatos SA, Buenos Aires, and **Dr. Bertrand Piccard**, President, Solar Impulse, Lausanne

Finanzbericht 2007

Deutsche Bank

Deutsche Bank

DER KONZERN IM ÜBERBLICK

	2007	2006
Aktienkurs zum Ende der Berichtsperiode	89,40 €	101,34 €
Aktienkurs höchst	118,51 €	103,29 €
Aktienkurs tiefst	81,33 €	80,74 €
Ergebnis je Aktie (basic)	13,65 €	12,96 €
Ergebnis je Aktie (verwässert)[1]	13,05 €	11,48 €
Ausstehende Aktien (basic, Durchschnitt), in Mio	474	468
Ausstehende Aktien (verwässert, Durchschnitt), in Mio	496	521
Eigenkapitalrendite nach Steuern (basierend auf dem durchschnittlichen Eigenkapital)	18,0 %	20,4 %
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Eigenkapital)	24,3 %	28,0 %
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)[2]	29,2 %	32,7 %
Nettovermögen je ausgegebene Stammaktie[3]	69,84 €	62,42 €
Nettovermögen je ausstehende Stammaktie (basic)[4]	77,54 €	69,48 €
Aufwand-Ertrag-Relation[5]	69,6 %	69,7 %
Personalaufwandsquote[6]	42,7 %	43,9 %
Sachaufwandsquote[7]	26,9 %	25,8 %
	in Mio €	**in Mio €**
Erträge insgesamt	30.745	28.494
Risikovorsorge im Kreditgeschäft	612	298
Zinsunabhängige Aufwendungen insgesamt	21.384	19.857
Ergebnis vor Steuern	8.749	8.339
Gewinn nach Steuern	6.510	6.079
	31.12.2007	**31.12.2006**
	in Mrd €	in Mrd €
Bilanzsumme	2.020	1.584
Den Deutsche Bank Aktionären zurechenbares Eigenkapital	37,0	32,8
BIZ-Kernkapitalquote (Tier-1)	8,6 %	8,5 %
	Anzahl	Anzahl
Niederlassungen	1.889	1.717
davon in Deutschland	989	934
Mitarbeiter (in Vollzeitkräfte umgerechnet)	78.291	68.849
davon in Deutschland	27.779	26.401
Langfristrating		
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA–
Fitch Ratings	AA–	AA–

1 Einschließlich Effekt auf den Zähler aus angenommener Wandlung.

2 Aus Gründen der Vergleichbarkeit berechnen wir eine bereinigte Kennziffer für unsere Eigenkapitalrendite. Diese bereinigte Kennziffer bezeichnen wir als „Eigenkapitalrendite vor Steuern, basierend auf dem durchschnittlichen Active Equity". Es handelt sich dabei nicht um eine IFRS-basierte Kennziffer. Bei einem Vergleich sollten daher die Unterschiede bei der Berechnung dieser Quoten berücksichtigt werden. Die Positionen, um die wir das durchschnittliche Eigenkapital (2007: 35.888 Mio €; 2006: 29.751 Mio €) bereinigen, sind die durchschnittlichen unrealisierten Gewinne aus zur Veräußerung verfügbaren Wertpapieren und die durchschnittliche Fair-Value-Anpassung von Cash Flow Hedges, beide Bestandteile nach darauf entfallenden Steuern (2007: 3.841 Mio €; 2006: 2.667 Mio €) sowie die durchschnittliche jährliche Dividende, die unterjährig abgegrenzt und im Folgejahr nach Zustimmung der Hauptversammlung gezahlt wird (2007: 2.200 Mio €; 2006: 1.615 Mio €).

3 Nettovermögen je ausgegebene Stammaktie ergibt sich durch Division des den Deutsche Bank Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausgegebenen Stammaktien (beide zum Bilanzstichtag).

4 Nettovermögen je ausstehende Stammaktie (basic) ergibt sich durch Division des den Deutsche Bank Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausstehenden Stammaktien (basic, beide zum Bilanzstichtag).

5 Prozentualer Anteil der zinsunabhängigen Aufwendungen insgesamt am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge.

6 Prozentualer Anteil des Personalaufwands am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge.

7 Prozentualer Anteil des zinsunabhängigen Sachaufwands, der sich aus den zinsunabhängigen Aufwendungen abzüglich Personalaufwand zusammensetzt, am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft insgesamt plus zinsunabhängige Erträge.

Aufgrund von Rundungen können sich im vorliegenden Bericht bei Summenbildungen und bei der Berechnung von Prozentangaben geringfügige Abweichungen ergeben.

Inhalt

01 // Lagebericht

02 // Konzernabschluss

03 // Bestätigungen

04 // Corporate-Governance-Bericht

05 // Ergänzende Informationen

Lagebericht 01 //

Lagebericht

Die nachfolgenden Erläuterungen sollten im Zusammenhang mit dem Konzernabschluss und den zugehörigen Erläuterungen (Notes) gesehen werden. Unsere Konzernabschlüsse für die Geschäftsjahre 2007 und 2006 wurden von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

GESCHÄFT UND RAHMENBEDINGUNGEN

GESCHÄFTSTÄTIGKEIT

Die Deutsche Bank, die ihren Hauptsitz in Frankfurt am Main hat, ist Deutschlands größte Bank und gehört mit einer Bilanzsumme von 2.020 Mrd € (Stand: 31. Dezember 2007) zu den führenden Finanzdienstleistern in Europa und weltweit. Zum Jahresende 2006 beschäftigte die Bank 78.291 Mitarbeiter (gerechnet auf der Basis von Vollzeitkräften), die in 76 Ländern und 1.889 Niederlassungen (52 % davon in Deutschland) tätig sind. Wir bieten Privat-, Firmen- und institutionellen Kunden weltweit eine Vielzahl von Investment-, Finanz- und damit verbundenen Produkten und Dienstleistungen an.

Die Deutsche Bank ist in drei Konzernbereiche gegliedert. Zwei dieser Bereiche sind weiter in Unternehmensbereiche unterteilt. Zum 31. Dezember 2007 hatte die Bank folgende Konzernbereiche:

- Corporate and Investment Bank (CIB) mit den beiden Unternehmensbereichen
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- Private Clients and Asset Management (PCAM) mit den beiden Unternehmensbereichen
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- Corporate Investments (CI)

Zur Organisation gehört auch die Infrastrukturgruppe, die interne Dienstleistungsfunktionen sowie das Corporate Center umfasst. Darüber hinaus wurde die Organisation um eine regionale Managementstruktur erweitert, die weltweit regionale Zuständigkeiten abdeckt.

Wir unterhalten Geschäftsbeziehungen mit bestehenden und neuen Kunden in nahezu jedem Land der Welt. Grundlage dafür sind:

- Töchter und Filialen in vielen Ländern,
- Repräsentanzen in vielen anderen Ländern,
- ein oder mehrere Ansprechpartner zur Betreuung unserer Kunden in jedem übrigen Land.

ÜBERBLICK ZUR ERTRAGSLAGE

Die Weltwirtschaft hat sich im Jahr 2007 insgesamt positiv entwickelt und erreichte ein überdurchschnittliches Wachstum von 4,9 %. Während die Wachstumsraten in den Märkten der Schwellenländer weiterhin bei fast 8 % lagen, verlangsamte sich das Wachstum in den Industrienationen, insbesondere in den USA. Das reale Bruttoinlandsprodukt stieg dort in 2007 nur um durchschnittlich 2,2 %, nach 2,9 % in 2006. Im Gegensatz dazu konnte im Euroraum wiederum ein Wachstum von 2,7 % erzielt werden. In Deutschland verringerte sich das Wachstum zwar von 2,9 % auf 2,5 %. Darin war jedoch eine Mehrwertsteuererhöhung um 3 Prozentpunkte Anfang 2007 verkraftet.

Im Bankensektor waren die beiden Jahreshälften 2007 extrem unterschiedlich. Das erste Halbjahr war durch ein günstiges Geschäftsumfeld und robuste Kapitalmärkte gekennzeichnet. Wir erzielten in allen Konzernbereichen sehr gute Geschäftsergebnisse und erreichten einen Rekord für ein Vorsteuerergebnis im ersten Halbjahr. In der zweiten Jahreshälfte löste dagegen die Krise am US-amerikanischen Markt für Kredite geringer Bonität („Subprime") erhebliche Verunsicherung aus. Dies führte zu erhöhter Volatilität an den Finanzmärkten und zu einem Vertrauensschwund der Investoren. Unerwartet hohe Verluste bei zahlreichen Marktteilnehmern sowie eine hohe Unsicherheit hinsichtlich des Eintretens weiterer Verluste trockneten den Interbanken-, den Verbriefungs- und den Syndizierungsmarkt aus. Die Ergebnisse unserer kapitalmarktbezogenen Geschäftsaktivitäten wurden von dieser Marktsituation im zweiten Halbjahr beeinträchtigt. Durch ein konsequentes Risikomanagement konnten diese Beeinträchtigungen begrenzt und teilweise durch die Ergebnisse anderer Bereiche in CIB, PCAM und CI ausgeglichen werden. Dies unterstreicht die Vorteile unseres diversifizierten globalen Geschäftsportfolios. Das Jahr 2007 war trotz dieser Herausforderungen eines der besten Geschäftsjahre in der Geschichte der Deutschen Bank. Wir konnten die Ergebnisse gegenüber 2006 verbessern und gleichzeitig unsere Wettbewerbsposition stärken.

Das Ergebnis vor Steuern von 8,7 Mrd € in 2007 nahm gegenüber 2006 um 5 % zu. Die Erträge stiegen um 8 % auf 30,7 Mrd €. In 2007 lag die Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) bei 29 % nach 33 % in 2006. Dieser Rückgang ist vor allem auf einen Anstieg des durchschnittlichen Active Equity von 25,5 Mrd € in 2006 auf 29,8 Mrd € in 2007 zurückzuführen. Die Eigenkapitalrendite vor Steuern (basierend auf dem den Deutsche Bank-Aktionären zurechenbaren durchschnittlichen Eigenkapital) belief sich in 2007 auf 24 % und in 2006 auf 28 %. Der Gewinn nach Steuern stieg gegenüber dem Vorjahr um 7 % auf 6,5 Mrd €. Das Ergebnis je Aktie (verwässert) wuchs um 14 % auf 13,05 €.

Im Konzernbereich CIB lagen die Erträge mit 19,1 Mrd € um 2 % über dem Vorjahreswert. Zuwächse bei den Erträgen aus Transaction Services und dem Beratungsgeschäft glichen einen Rückgang im Emissionsgeschäft (Debt), vor allem in Leveraged Finance, aus. Die Gesamterträge aus Sales & Trading blieben in CIB auf Vorjahresniveau. Dabei kompensierten höhere Erträge aus unseren kundenbezogenen Geschäftsfeldern wie dem Devisen-, Geldmarkt-, Zins- und Aktiengeschäft Rückgänge im Handel mit Kreditprodukten, die im Wesentlichen im Zusammenhang mit den Problemen an den Kreditmärkten in der zweiten Jahreshälfte standen. Im Konzernbereich PCAM stiegen die Erträge vor allem infolge akquisitionsbedingten und organischen Wachstums um 814 Mio €. Im Konzernbereich CI lagen die Erträge um 943 Mio € über dem Vorjahreswert. Dazu trugen vor allem höhere Gewinne aus dem Verkauf von Teilen unseres Industriebeteiligungsportfolios bei.

Die zinsunabhängigen Aufwendungen beliefen sich in 2007 auf 21,4 Mrd € gegenüber 19,9 Mrd € im Vorjahr. Der darin enthaltene Personalaufwand wuchs um 5 %. In dem Anstieg spiegelten sich eine um 9.442 gestiegene Mitarbeiterzahl sowie höhere Aufwendungen für aktienbezogene Vergütungen, nach der Neudefinition der Vorruhestandsregelungen für den DB Equity Plan 2007, wider. Der Sachaufwand erhöhte sich im Berichtsjahr vor allem akquisitionsbedingt um 13 %.

Die Risikovorsorge im Kreditgeschäft betrug im Berichtsjahr 612 Mio € gegenüber 298 Mio € in 2006. Diese Zunahme war in erster Linie auf Akquisitionen und organisches Wachstum in PBC sowie die Bildung einer Risikovorsorge für eine einzelne Geschäftsbeziehung in CIB zurückzuführen.

Die folgende Tabelle gibt einen Überblick über die Gewinn-und-Verlust-Rechnung des Konzerns für 2007 und 2006.

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	**2007**	**2006**	**in €**	**in %**
Zinsüberschuss	8.849	7.008	1.841	26
Risikovorsorge im Kreditgeschäft	612	298	314	105
Zinsüberschuss nach Risikovorsorge im Kreditgeschäft	**8.237**	**6.710**	**1.527**	**23**
Provisionsüberschuss	12.289	11.195	1.094	10
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	7.175	8.892	– 1.717	– 19
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	793	591	202	34
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	353	419	– 66	– 16
Sonstige Erträge	1.286	389	897	N/A
Zinsunabhängige und ähnliche Erträge insgesamt	**21.896**	**21.486**	**410**	**2**
Summe Erträge insgesamt	**30.133**	**28.196**	**1.937**	**7**
Personalaufwand	13.122	12.498	624	5
Sachaufwand und sonstiger Aufwand	7.954	7.069	885	13
Aufwendungen im Versicherungsgeschäft	193	67	126	188
Wertminderung auf immaterielle Vermögenswerte	128	31	97	N/A
Restrukturierungsaufwand	– 13	192	– 205	N/A
Zinsunabhängige Aufwendungen	**21.384**	**19.857**	**1.527**	**8**
Ergebnis vor Steuern	**8.749**	**8.339**	**410**	**5**
Ertragsteueraufwand	2.239	2.260	– 21	– 1
Jahresüberschuss	**6.510**	**6.079**	**431**	**7**
Den Minderheitsanteilen zurechenbares Konzernergebnis	36	9	27	N/A
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis	6.474	6.070	404	7

N/A – nicht aussagefähig

FINANZERGEBNISSE

Die nachfolgenden Erläuterungen sind im Zusammenhang mit dem Konzernabschluss zu sehen.

ZINSÜBERSCHUSS

Die folgende Tabelle enthält Informationen zu unserem Zinsüberschuss.

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	2007	2006	in €	in %
Zinsen und ähnliche Erträge insgesamt	67.706	58.275	9.431	16
Summe der Zinsaufwendungen	58.857	51.267	7.590	15
Zinsüberschuss	**8.849**	**7.008**	**1.841**	**26**
Verzinsliche Aktiva im Jahresdurchschnitt[1]	1.226.191	1.071.617	154.574	14
Verzinsliche Passiva im Jahresdurchschnitt[1]	1.150.051	1.005.133	144.918	14
Zinsertragssatz[2]	5,52 %	5,44 %	0,08 Ppkt	1
Zinsaufwandssatz[3]	5,12 %	5,10 %	0,02 Ppkt	–
Zinsspanne[4]	0,40 %	0,34 %	0,06 Ppkt	18
Zinsmarge[5]	0,72 %	0,65 %	0,07 Ppkt	11

Ppkt. – Prozentpunkte

1 Der durchschnittliche Jahreswert wird jeweils auf Basis der Monatsendwerte ermittelt.
2 Der Zinsertragssatz ist der durchschnittlich erzielte Zins auf unsere verzinslichen Aktiva im Jahresdurchschnitt.
3 Der Zinsaufwandssatz ist der durchschnittlich gezahlte Zins auf unsere verzinslichen Passiva im Jahresdurchschnitt.
4 Die Zinsspanne ist die Differenz zwischen dem durchschnittlich erzielten Zins auf unsere verzinslichen Aktiva im Jahresdurchschnitt und dem durchschnittlich gezahlten Zins auf unsere verzinslichen Passiva im Jahresdurchschnitt.
5 Die Zinsmarge ist der Zinsüberschuss im Verhältnis zu unseren verzinslichen Aktiva im Jahresdurchschnitt.

Der Zinsüberschuss belief sich im Geschäftsjahr 2007 auf 8,8 Mrd € und verbesserte sich damit um 1,8 Mrd € (26 %) gegenüber dem Vorjahr. Das durchschnittliche Volumen an verzinslichen Aktiva wuchs um 154,6 Mrd €, das der verzinslichen Passiva um 144,9 Mrd €. Die Zinsspanne erhöhte sich um sechs Basispunkte und unsere Zinsmarge stieg um sieben Basispunkte. Der Anstieg des Zinsüberschusses war zu großen Teilen auf unsere Aktivitäten im Bereich Sales & Trading (Debt) zurückzuführen. Diese Entwicklung wurde durch damit in Verbindung stehende rückläufige Ergebnisse aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen weitgehend ausgeglichen. Im Kreditgeschäft stiegen die Zinserträge im Jahresvergleich. Dazu trugen sowohl höhere Zinssätze als auch höhere durchschnittliche Volumina bei. Letztere resultierten zum Teil aus der Akquisition von Berliner Bank und norisbank. Unsere Refinanzierungskosten erhöhten sich geringfügig um zwei Basispunkte, was vor allem den Anstieg der Zinssätze auf Kundeneinlagen und längerfristige Finanzierungen widerspiegelt.

Darüber hinaus wird die Entwicklung unseres Zinsüberschusses von der Bilanzierung einiger unserer zu Absicherungszwecken abgeschlossenen Derivategeschäfte beeinflusst. Derivate, die nicht Handelszwecken dienen, werden vorwiegend zur wirtschaftlichen Absicherung gegen Zinsänderungsrisiken unserer Nichthandelsaktiva beziehungsweise -passiva abgeschlossen. Einige dieser Derivate erfüllen die Anforderungen an eine Bilanzierung als Absicherungsgeschäft für Zinsrisiken. In diesem Fall werden erhaltene beziehungsweise gezahlte Zinsen aus den Derivaten unter den Zinserträgen und -aufwendungen ausgewiesen. Dort gleichen sie die Zinsströme aus den abgesicherten Finanzinstrumenten aus („Hedge Accounting"). Erfüllen Derivate die bilanziellen Anforderungen an Absicherungsgeschäfte nicht, werden die Zinsergebnisse aus den Derivaten dem Handelsergebnis zugerechnet.

ERGEBNIS AUS ZUM FAIR VALUE BEWERTETEN FINANZIELLEN VERMÖGENSWERTEN/VERPFLICHTUNGEN

Die folgende Tabelle enthält Informationen zu unserem Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen.

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	2007	2006	in €	in %
CIB – Sales & Trading (Equity)	3.335	2.441	894	37
CIB – Sales & Trading (Debt und sonstige Produkte)	3.858	5.919	– 2.061	– 35
Sonstige	– 18	531	– 549	N/A
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	**7.175**	**8.892**	**– 1.717**	**– 19**

N/A – nicht aussagefähig

Das Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen aus CIB – Sales & Trading (Debt und sonstige Produkte) sank um 2,1 Mrd € (35 %). Diese Entwicklung resultierte vorwiegend aus einer schwächeren Performance in unserem kreditbezogenen Geschäft infolge der außergewöhnlich schwierigen Marktsituation im zweiten Halbjahr 2007. Der Anstieg des Ergebnisses aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen im Bereich Sales & Trading (Equity) war auf deutliche Verbesserungen im kundenbezogenen Geschäft zurückzuführen und wurde teilweise im Zinsüberschuss aus diesen Handelsaktivitäten ausgeglichen. Zu dem Rückgang des Ergebnisses aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen in der Position „Sonstige" haben in erster Linie Marktwertverluste aus Krediten und Kreditzusagen im Leveraged-Finance-Geschäft im Geschäftsjahr 2007 beigetragen (nach Berücksichtigung von Provisionserträgen und Gewinnen aus Verkäufen). Dies war die Folge der schwierigen Marktsituation in Leveraged Finance seit dem zweiten Halbjahr 2007.

Unsere Handels- und Risikomanagementaktivitäten umfassen erhebliche Aktivitäten in Zinsinstrumenten und zugehörigen Derivaten. Nach IFRS werden Zinsen und ähnliche Erträge aus Handelsinstrumenten und zum Fair Value klassifizierten Finanzinstrumenten (zum Beispiel Kupon- und Dividendenerträge) sowie die Refinanzierungskosten für Handelsaktiva als Bestandteil des Zinsüberschusses ausgewiesen. Abhängig von zahlreichen Faktoren, zu denen auch Risikomanagementstrategien gehören, werden die Erträge aus unseren Handelsaktivitäten entweder unter Zinsen und ähnlichen Erträgen oder unter dem Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen. Diese Faktoren können von Periode zu Periode unterschiedlich gelagert sein. Um diese Entwicklung geschäftsorientiert analysieren zu können, untergliedern wir die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen nicht nach der Art der erzielten Erträge, sondern nach Konzernbereichen beziehungsweise innerhalb des Konzernbereichs Corporate and Investment Bank nach Produkten.

ZINSÜBERSCHUSS UND ERGEBNIS AUS ZUM FAIR VALUE BEWERTETEN FINANZIELLEN VERMÖGENSWERTEN/ VERPFLICHTUNGEN

Die folgende Tabelle untergliedert die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen nach Konzernbereichen und innerhalb des Konzernbereichs Corporate and Investment Bank nach Produkten.

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	2007	2006	in €	in %
Zinsüberschuss	8.849	7.008	1.841	26
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	7.175	8.892	– 1.717	– 19
Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verbindlichkeiten insgesamt	**16.024**	**15.900**	**124**	**1**
Aufgliederung nach Konzernbereich/CIB-Produkt[1]:				
Sales & Trading (Equity)	3.117	2.613	504	19
Sales & Trading (Debt und sonstige Produkte)	7.483	8.130	– 648	– 8
Sales & Trading insgesamt	10.600	10.743	– 144	– 1
Kreditgeschäft[2]	499	490	9	2
Transaction Services	1.297	1.074	223	21
Sonstige Produkte[3]	– 118	435	– 554	N/A
Corporate and Investment Bank insgesamt	12.278	12.743	– 465	– 4
Private Clients and Asset Management	3.529	3.071	457	15
Corporate Investments	157	3	154	N/A
Consolidation & Adjustments	61	83	– 22	– 27
Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verbindlichkeiten insgesamt	**16.024**	**15.900**	**124**	**1**

N/A – nicht aussagefähig

1 Diese Aufgliederung reflektiert lediglich den Zinsüberschuss und das Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen. Die Erläuterung der Segmenterträge insgesamt nach Produkten erfolgt im Abschnitt „Segmentberichterstattung".

2 Enthält sowohl die Zinsspanne für Forderungen aus dem Kreditgeschäft als auch die Veränderungen im Fair Value von Credit Default Swaps und zum Fair Value klassifizierten Forderungen aus dem Kreditgeschäft.

3 Enthält den Zinsüberschuss und das Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen aus dem Emissions- und Beratungsgeschäft sowie aus sonstigen Produkten.

CORPORATE AND INVESTMENT BANK (CIB). Die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen von Sales & Trading-Produkten belief sich 2007 auf 10,6 Mrd € und ging damit im Vergleich zum Vorjahr um 144 Mio € (1 %) zurück. Diese Entwicklung spiegelt die bereits genannte schwierige Marktsituation für unser kreditbezogenes Geschäft in Sales & Trading (Debt und sonstige Produkte) in der zweiten Jahreshälfte 2007 sowie Verbesserungen im kundenbezogenen Geschäft im Bereich Sales & Trading (Equity) wider. Der Anstieg in Transaction Services um 223 Mio € (21 %) war auf höhere Kundensichteinlagen infolge gestiegener Zahlungsverkehrstransaktionen im Cash Management und neue Mandate bei Domestic-Custody-Produkten zurückzuführen. Zu dem Rückgang bei den Sonstigen Produkten trugen in erster Linie negative Marktwertanpassungen auf Kredite und Kreditzusagen im Leveraged-Finance-Geschäft bei.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen stieg in 2007 auf 3,5 Mrd €. Die wesentlichen Faktoren für den Anstieg um 457 Mio € (15 %) gegenüber dem Vorjahr lagen in der Akquisition der Berliner Bank und der norisbank sowie in gestiegenen Volumina aus organischem Wachstum.

CORPORATE INVESTMENTS (CI). Die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen erhöhte sich um 154 Mio €. Diese Entwicklung war insbesondere auf Marktwertgewinne aus der Option zur Erhöhung unserer Beteiligung an der Hua Xia Bank Co. Ltd. in China zurückzuführen.

RISIKOVORSORGE IM KREDITGESCHÄFT

Die Risikovorsorge im Kreditgeschäft belief sich 2007 auf 612 Mio € gegenüber 298 Mio € im Vorjahr. Dies spiegelt Nettozuführungen von 109 Mio € im Konzernbereich CIB (einschließlich einer signifikanten Neubildung für eine einzelne Geschäftsbeziehung, der teilweise Auflösungen gegenüberstanden) wider, verglichen mit Nettoauflösungen von 94 Mio € im Vorjahr. Im Konzernbereich PCAM stieg die Risikovorsorge im Berichtsjahr um 28 % auf 501 Mio €, überwiegend aufgrund von Neubildungen im Unternehmensbereich PBC.

Weitere Informationen zur Risikovorsorge im Kreditgeschäft sind im Risikobericht enthalten.

ÜBRIGE ZINSUNABHÄNGIGE ERTRÄGE

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	2007	2006	in €	in %
Provisionsüberschuss[1]	12.289	11.195	1.094	10
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	793	591	202	34
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	353	419	– 66	– 16
Sonstige Erträge	1.286	389	897	N/A
Übrige zinsunabhängige Erträge	**14.721**	**12.594**	**2.127**	**17**

N/A – nicht aussagefähig
1 Einschließlich:

	2007	2006	in €	in %
Provisionsüberschuss aus Treuhandgeschäften				
Provisionsüberschuss aus Verwaltungstätigkeiten	427	436	– 9	– 2
Provisionsüberschuss aus Vermögensverwaltung	3.376	3.293	83	3
Provisionsüberschuss aus sonstigen Wertpapiergeschäften	162	182	– 20	– 11
Insgesamt	**3.965**	**3.911**	**54**	**1**
Provisionsüberschuss des Wertpapiergeschäfts				
Provisionsüberschuss aus Emissions- und Beratungsgeschäft	2.515	2.220	295	13
Provisionsüberschuss aus Maklergeschäften	2.982	2.489	493	20
Insgesamt	**5.497**	**4.709**	**788**	**17**
Provisionsüberschuss für sonstige Dienstleistungen	2.827	2.575	252	10
Provisionsüberschuss insgesamt	**12.289**	**11.195**	**1.094**	**10**

PROVISIONSÜBERSCHUSS. Der Provisionsüberschuss lag 2007 mit 12,3 Mrd € um 1,1 Mrd € (10 %) über dem Vorjahreswert. Der Provisionsüberschuss aus Treuhandgeschäften stieg gegenüber 2006 um 54 Mio €. Im Emissions- und Beratungsgeschäft erhöhte sich der Provisionsüberschuss um 295 Mio €. Dieser Anstieg resultierte vor allem aus dem Beratungsgeschäft von CIB. Der Provisionsüberschuss aus Maklergeschäften wuchs um 493 Mio €, insbesondere durch Produkte im Bereich Sales & Trading (Equity) von CIB. Dies war hauptsächlich auf gestiegene Volumina und auf erhöhte Marktaktivität in Asien zurückzuführen. Der Provisionsüberschuss für sonstige Dienstleistungen lag 252 Mio € über dem Vorjahreswert, im Wesentlichen durch Zuwächse in Sales & Trading (Equity) von CIB und in PBC in Deutschland.

ERGEBNIS AUS ZUR VERÄUSSERUNG VERFÜGBAREN FINANZIELLEN VERMÖGENSWERTEN. Das Ergebnis lag in 2007 mit 793 Mio € um 202 Mio € (34 %) über dem Vorjahreswert. Dieser Anstieg spiegelt vor allem Gewinne von 626 Mio € aus dem Verkauf von Industriebeteiligungen im Bereich CI wider. Die größten Verkaufsgewinne resultierten aus der Reduzierung unserer Anteile an der Allianz SE und der Linde AG sowie aus der Veräußerung unserer Beteiligung an der Fiat S.p.A. In den Sales & Trading-Bereichen von CIB ergaben sich in 2007 aus solchen Vermögenswerten Veräußerungsgewinne und Wertminderungen in gleicher Höhe. In 2006 war das Ergebnis im Wesentlichen auf die Sales & Trading-Bereiche von CIB sowie auf Gewinne in CI zurückzuführen, von denen der größte einzelne Gewinn in Höhe von 92 Mio € aus dem Teilverkauf unserer Beteiligung an der Linde AG resultierte.

ERGEBNIS AUS NACH DER EQUITY METHODE BILANZIERTEN BETEILIGUNGEN. Der Gewinn aus nach der Equity Methode bilanzierten Beteiligungen erreichte im Berichtsjahr 353 Mio € gegenüber 419 Mio € in 2006. Hierzu haben im Wesentlichen CI sowie das RREEF-Alternative-Investments-Geschäft in AM beigetragen. Das Ergebnis von CI enthielt im Berichtsjahr einen Gewinn von 178 Mio € aus unserer Beteiligung an der Deutsche Interhotel Holding GmbH & Co. KG (der zu einer Werthaltigkeitsprüfung des Goodwill von CI und dadurch zu einer Goodwillabschreibung von 54 Mio € führte). Im Geschäftsjahr 2006 trug ein Gewinn von 131 Mio € aus der Veräußerung unserer restlichen Beteiligung an der EUROHYPO AG wesentlich zum Ergebnis von CI bei.

SONSTIGE ERTRÄGE. Die sonstigen Erträge beliefen sich 2007 auf insgesamt 1,3 Mrd €, was einem Anstieg von 898 Mio € gegenüber dem Vorjahr entspricht. Diese Zunahme war auf eine Sale-und-Leaseback-Transaktion für unsere Immobilie 60 Wall Street, auf höhere Erträge aus konsolidierten Investments und auf gestiegene Versicherungsbeiträge nach der Akquisition von Abbey Life Assurance Company Limited zurückzuführen.

ZINSUNABHÄNGIGE AUFWENDUNGEN

Die nachfolgende Tabelle enthält Informationen zu den zinsunabhängigen Aufwendungen.

			Veränderung 2007 gegenüber 2006	
in Mio € (außer Prozentangaben)	**2007**	**2006**	**in €**	**in %**
Personalaufwand	13.122	12.498	624	5
Sachaufwand und sonstiger Aufwand[1]	7.954	7.069	885	13
Aufwendungen im Versicherungsgeschäft	193	67	126	188
Wertminderung auf immaterielle Vermögenswerte	128	31	97	N/A
Restrukturierungsaufwand	– 13	192	– 205	N/A
Zinsunabhängige Aufwendungen insgesamt	**21.384**	**19.857**	**1.527**	**8**

N/A – nicht aussagefähig

1 Einschließlich:

	2007	2006	in €	in %
EDV-Aufwendungen	1.867	1.585	282	18
Mieten und Aufwendungen für Gebäude, Betriebs- und Geschäftsausstattung	1.347	1.198	149	12
Aufwendungen für Beratungs- und ähnliche Dienstleistungen	1.257	1.203	54	4
Kommunikation und Datenadministration	680	634	46	7
Aufwendungen für Reisen und Repräsentation	539	503	36	7
Zahlungsverkehr-, Abwicklungs- und Depotdienstleistungen	437	431	6	1
Marketingaufwendungen	411	365	46	13
Sonstige Aufwendungen	1.416	1.150	266	23
Sachaufwand und sonstiger Aufwand insgesamt	7.954	7.069	885	13

PERSONALAUFWAND. Der Personalaufwand stieg im Jahresvergleich um 624 Mio € oder 5 %. Dies war zum einen auf höhere Aufwendungen für Gehälter zurückzuführen, die teilweise aus der um 9.442 gestiegenen Mitarbeiterzahl (auf Vollzeitbasis) resultierten. Zum anderen trugen höhere Aufwendungen aufgrund aktienbasierter Vergütungen, infolge der Neudefinition der Vorruhestandsregeln für den DB Equity Plan 2007, zu dieser Entwicklung bei. Darüber hinaus erhöhten sich die Abfindungszahlungen im Berichtsjahr um 72 Mio €.

SACHAUFWAND UND SONSTIGER AUFWAND. Der Sach- und sonstige Aufwand lag 2007 um 885 Mio € (13 %) über dem Wert des Vorjahres. Dieser Anstieg ging im Wesentlichen mit der Ausweitung der Geschäftsvolumina einher und wurde insbesondere bei den EDV-Aufwendungen sowie den Mieten und Aufwendungen für Gebäude wirksam. Der Anstieg bei den sonstigen Aufwendungen um 266 Mio € reflektierte eine im Vorjahr aufgelöste Rückstellung im Zusammenhang mit dem offenen Immobilienfonds grundbesitz-invest. Ferner stieg der Aufwand durch die Konsolidierung von einem Infrastrukturinvestment in 2007, das für einen RREEF-Fonds bestimmt war. Der damit verbundene Aufwand wurde größtenteils in den Sonstigen Erträgen ausgeglichen.

AUFWENDUNGEN IM VERSICHERUNGSGESCHÄFT. Der Anstieg um 126 Mio € (188 %) im Berichtsjahr resultierte im Wesentlichen aus der Akquisition der Abbey Life Assurance Company Limited im vierten Quartal 2007. Diese Aufwendungen wurden hauptsächlich durch das zugehörige Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen sowie durch Beiträge im Versicherungsgeschäft kompensiert.

WERTMINDERUNG AUF IMMATERIELLE VERMÖGENSWERTE. Im Berichtsjahr wurden eine Abschreibung von 74 Mio € auf bestimmte immaterielle Vermögenswerte in AM sowie eine Goodwillabschreibung von 54 Mio € in CI vorgenommen. Im Vorjahr wurde eine Goodwillabschreibung von 31 Mio € im Zusammenhang mit einer konsolidierten Private-Equity-Beteiligung in CI verbucht.

RESTRUKTURIERUNGSAUFWAND. Das Business Realignment Program wurde abgeschlossen. Im Berichtsjahr wurden verbliebene Rückstellungen von 13 Mio € aufgelöst, während in 2006 Neubildungen von 192 Mio € vorgenommen wurden.

ERTRAGSTEUERAUFWAND

In 2007 belief sich der Ertragsteueraufwand auf 2,2 Mrd € im Vergleich zu 2,3 Mrd € im Vorjahr. Dieser Rückgang war insbesondere durch folgende Faktoren begünstigt: die deutsche Unternehmensteuerreform, die Nutzung von Verlusten, die erfolgreiche Beilegung von Steuerverfahren, den Ansatz von Steuererstattungen infolge von Entscheidungen des Europäischen Gerichtshofs zur Unvereinbarkeit bestimmter steuerlicher Regelungen in Deutschland mit europäischem Recht sowie Steuerforderungen aus dem Berichtsjahr und aus Vorjahren. Im Vorjahr wurde der Steueraufwand im Wesentlichen durch folgende Sachverhalte reduziert: Zum einen führte eine Änderung der deutschen Steuergesetzgebung für Ausschüttungsguthaben früherer Jahre zu einer vorzeitigen Bilanzierung von Erstattungsansprüchen aus Körperschaftsteuerguthaben, zum anderen wurden Steuerprüfungen in einigen Regionen mit akzeptablen Ergebnissen abgeschlossen. Die effektive Steuerquote betrug 25,6 % im Jahr 2007 und 27,1 % im Jahr 2006.

SEGMENTERGEBNISSE

Im Folgenden werden die Ergebnisse unserer Konzernbereiche dargestellt. Informationen zu folgenden Sachverhalten sind in Note [2] des Konzernabschlusses enthalten:

- Änderungen in unserer Organisationsstruktur,
- Auswirkungen wesentlicher Akquisitionen und Desinvestitionen auf die Bereichsergebnisse,
- Änderungen des Formats der Segmentberichterstattung,
- Rahmenwerk unserer Managementberichtssysteme,
- Überleitungsposition zum Konzernabschluss nach IFRS,
- Definitionen der für die Geschäftsergebnisse unserer Segmente verwendeten bereinigten Finanzzahlen und
- Erläuterung der einzelnen Positionen, um welche die Ergebnisse bereinigt werden.

Grundlage für die Segmentierung ist die am 31. Dezember 2007 gültige Konzernstruktur. Die Ergebnisse der Bereiche wurden auf Basis unserer Managementberichtssysteme ermittelt.

2007 in Mio € (außer Prozentangaben)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Management Reporting insgesamt	Consolidation & Adjustments	Konzern insgesamt
Erträge insgesamt	19.092	10.129	1.517	30.738	7	30.745[1]
Risikovorsorge im Kreditgeschäft	109	501	3	613	– 1	612
Zinsunabhängige Aufwendungen	13.802	7.561	220	21.583	– 200	21.384
davon/darin:						
Aufwendungen im Versicherungsgeschäft	116	73	–	188	5	193
Wertminderung auf immaterielle Vermögenswerte	–	74	54	128	–	128
Restrukturierungsaufwand	– 4	– 9	– 0	– 13	–	– 13
Minderheitsanteile	34	8	– 5	37	– 37	–
Ergebnis vor Steuern	5.147	2.059	1.299	8.505	244	8.749
Aufwand-Ertrag-Relation	72 %	75 %	15 %	70 %	N/A	70 %
Aktiva[2]	1.895.756	156.391	13.002	2.011.654	8.695	2.020.349
Durchschnittliches Active Equity[3]	20.714	8.539	473	29.725	121	29.846
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)[4]	25 %	24 %	N/A	29 %	N/A	29 %

N/A – nicht aussagefähig

1 Beinhaltet Gewinne aus dem Verkauf von Industriebeteiligungen (Fiat S.p.A., Linde AG und Allianz SE) in Höhe von 514 Mio €, einen Gewinn aus nach der Equitymethode bilanzierten Beteiligungen (Deutsche Interhotel Holding GmbH & Co. KG) in Höhe von 178 Mio € sowie Gewinne aus der Veräußerung von Gebäuden (Sale-und-Leaseback-Transaktion für unser Bürogebäude 60 Wall Street in New York) in Höhe von 317 Mio €. Diese Positionen werden zur Berechnung unserer Target Definition nicht berücksichtigt.

2 Die Summe der Aktiva der Unternehmensbereiche entspricht aufgrund von Konsolidierungstatbeständen zwischen den Unternehmensbereichen nicht notwendigerweise den Aktiva des korrespondierenden Konzernbereichs. Dies gilt auch für die Summe der Aktiva der Konzernbereiche im Vergleich zu den im Konzern insgesamt ausgewiesenen Aktiva, die ebenfalls Konsolidierungstatbestände zwischen den Konzernbereichen berücksichtigen.

3 Für Zwecke der Managementberichterstattung werden Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer explizit den jeweiligen Unternehmensbereichen zugewiesen. Das nach Berücksichtigung dieser Komponenten verbleibende durchschnittliche Active Equity wird den Segmenten anteilig gemäß ihrem Ökonomischen Kapital zugewiesen.

4 Für die Berechnung der Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) siehe Note [2]. Für den Konzern insgesamt beträgt die Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Eigenkapital) 24 %.

2006 in Mio € (außer Prozentangaben)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Management Reporting insgesamt	Consolidation & Adjustments	Konzern insgesamt
Erträge insgesamt	**18.802**	**9.315**	**574**	**28.691**	**– 197**	**28.494[1]**
Risikovorsorge im Kreditgeschäft	**– 94**	**391**	**2**	**298**	**– 0**	**298**
Zinsunabhängige Aufwendungen	**12.789**	**7.000**	**214**	**20.003**	**– 147**	**19.857**
davon/darin:						
Aufwendungen im Versicherungsgeschäft	–	63	–	63	4	67
Wertminderung auf immaterielle Vermögenswerte	–	–	31	31	–	31
Restrukturierungsaufwand	99	91	1	192	–	192
Minderheitsanteile	**23**	**– 11**	**– 3**	**10**	**– 10**	**–**
Ergebnis vor Steuern	**6.084**	**1.935**	**361**	**8.380**	**– 41**	**8.339**
Aufwand-Ertrag-Relation	68 %	75 %	37 %	70 %	N/A	70 %
Aktiva[2]	1.468.321	130.642	17.783	1.576.714	7.779	1.584.493
Durchschnittliches Active Equity[3]	17.105	7.206	1.057	25.368	100	25.468
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)[4]	36 %	27 %	34 %	33 %	N/A	33 %

N/A – nicht aussagefähig

1 Beinhaltet einen Gewinn aus dem Verkauf einer restlichen Beteiligung an der EUROHYPO von 131 Mio €, Gewinne aus dem Verkauf von Industriebeteiligungen (Linde AG) in Höhe von 92 Mio € sowie Zahlungen von Versicherungsgesellschaften zur Erstattung von Verlusten aufgrund von Betriebsunterbrechungen und sonstigen Kosten, die dem Konzern infolge der Terroranschläge vom 11. September 2001 in Höhe von 125 Mio € entstanden waren. Diese Positionen werden zur Berechnung unserer Target Definition nicht berücksichtigt.

2 Die Summe der Aktiva der Unternehmensbereiche entspricht aufgrund von Konsolidierungstatbeständen zwischen den Unternehmensbereichen nicht notwendigerweise den Aktiva des korrespondierenden Konzernbereichs. Dies gilt auch für die Summe der Aktiva der Konzernbereiche im Vergleich zu den im Konzern insgesamt ausgewiesenen Aktiva, die ebenfalls Konsolidierungstatbestände zwischen den Konzernbereichen berücksichtigen.

3 Für Zwecke der Managementberichterstattung werden Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer explizit den jeweiligen Unternehmensbereichen zugewiesen. Das nach Berücksichtigung dieser Komponenten verbleibende durchschnittliche Active Equity wird den Segmenten anteilig gemäß ihrem Ökonomischen Kapital zugewiesen.

4 Für die Berechnung der Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) siehe Note [2]. Für den Konzern insgesamt beträgt die Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Eigenkapital) 28 %.

KONZERNBEREICHE

KONZERNBEREICH CORPORATE AND INVESTMENT BANK

Die nachstehende Tabelle enthält die Geschäftsergebnisse unseres Konzernbereichs Corporate and Investment Bank für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme.

in Mio € (außer Prozentangaben)	2007	2006
Erträge insgesamt:		
Sales & Trading (Equity)	4.613	4.039
Sales & Trading (Debt und sonstige Produkte)	8.407	9.016
Emissionsgeschäft (Equity)	861	760
Emissionsgeschäft (Debt)	714	1.331
Beratung	1.089	800
Kreditgeschäft	974	946
Transaction Services	2.585	2.228
Sonstige Produkte	– 151	– 318
Summe Erträge insgesamt	**19.092**	**18.802**
davon/darin: Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	12.278	12.743
Risikovorsorge im Kreditgeschäft	**109**	**– 94**
Zinsunabhängige Aufwendungen	**13.802**	**12.789**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	116	–
Wertminderung auf immaterielle Vermögenswerte	–	–
Restrukturierungsaufwand	– 4	99
Minderheitsanteile	**34**	**23**
Ergebnis vor Steuern	**5.147**	**6.084**
Aufwand-Ertrag-Relation	72 %	68 %
Aktiva	1.895.756	1.468.321
Durchschnittliches Active Equity[1]	20.714	17.105
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	25 %	36 %

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.

Nachfolgend stellen wir den Beitrag der einzelnen Unternehmensbereiche zum Gesamtergebnis des Konzernbereichs Corporate and Investment Bank dar.

UNTERNEHMENSBEREICH CORPORATE BANKING & SECURITIES

Die nachstehende Tabelle stellt die Geschäftsergebnisse unseres Unternehmensbereichs Corporate Banking & Securities für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme dar.

in Mio € (außer Prozentangaben)	2007	2006
Erträge insgesamt:		
Sales & Trading (Equity)	4.613	4.039
Sales & Trading (Debt und sonstige Produkte)	8.407	9.016
Emissionsgeschäft (Equity)	861	760
Emissionsgeschäft (Debt)	714	1.331
Beratung	1.089	800
Kreditgeschäft	974	946
Sonstige Produkte	– 151	– 318
Summe Erträge insgesamt	**16.507**	**16.574**
Risikovorsorge im Kreditgeschäft	**102**	**– 65**
Zinsunabhängige Aufwendungen	**12.169**	**11.236**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	116	–
Wertminderung auf immaterielle Vermögenswerte	–	–
Restrukturierungsaufwand	– 4	77
Minderheitsanteile	**34**	**23**
Ergebnis vor Steuern	**4.201**	**5.379**
Aufwand-Ertrag-Relation	74 %	68 %
Aktiva	1.881.638	1.459.190
Durchschnittliches Active Equity[1]	19.619	16.041
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	21 %	34 %

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.

Die Erträge von 16,5 Mrd € waren im Berichtsjahr geringfügig niedriger als im Vorjahr. Höheren Erträgen aus gestiegenen Geschäftsvolumina in den klassischen kundenbezogenen Produktbereichen standen Verluste und Marktwertanpassungen im dritten Quartal 2007 in einigen Sales & Trading-Bereichen sowie bei Krediten und Kreditzusagen im Leveraged-Finance-Bereich, die unten weiter beschrieben werden, entgegen. Das Ergebnis vor Steuern betrug im Berichtjahr 4,2 Mrd €. Das waren 1,2 Mrd €, oder 22 %, weniger als im Vorjahr. Der Rückgang war auf einen Anstieg der zinsunabhängigen Aufwendungen hauptsächlich wegen höherer Mitarbeiterzahlen und auf einen Anstieg der Risikovorsorge im Kreditgeschäft zurückzuführen.

Die Erträge in Sales & Trading (Debt und sonstige Produkte) betrugen im Berichtsjahr 8,4 Mrd €, was einem Rückgang von 609 Mrd € oder 7 % gegenüber dem Vorjahr entspricht. Die Erträge in Sales & Trading (Equity) lagen auf einem Rekordniveau von 4,6 Mrd €, um 574 Mio € oder 14 % höher als im Vorjahr.

Die Ergebnisse in Sales & Trading waren trotz außergewöhnlich herausfordernder Marktbedingungen in der zweiten Jahreshälfte insgesamt vergleichbar mit denen des Vorjahres.

Während des dritten und vierten Quartals des Berichtsjahres haben Befürchtungen hinsichtlich weiterer Kreditausfälle bei Subprime-Krediten im US-amerikanischen Wohnimmobiliensektor zu einer erheblichen Verschlechterung am Markt für Subprime- und andere Kredite geführt. Die Auswirkungen davon waren in manchen Fällen eine Erhöhung der Risikoprämien sowie ein Rückgang der Liquidität. Während dieser schwierigen Periode berichteten wir geringere

Verluste in den Geschäftsbereichen Collateralized Debt Obligations („CDOs") und bei verbrieften US-amerikanischen Wohnungsbaukrediten als einige unserer Wettbewerber, obwohl die Investment-Banking-Branche in diesen Sektoren mit wesentlichen Problemen konfrontiert war. Dies lag in der relativen Größe unseres Engagements, der erworbenen Absicherung und erheblichen Veräußerungsaktivitäten begründet.

Im dritten Quartal 2007 haben wir Verluste von 1,6 Mrd € im Relative-Value-Handel mit Schuld- und Eigenkapitaltiteln, im CDO-Korrelationshandel und im Handel mit verbrieften Wohnungsbaukredtien („RMBS") ausgewiesen. Davon entfielen 726 Mio € auf den CDO-Korrelationshandel und RMBS, die vornehmlich durch Risikopositionen im Zusammenhang mit Subprime-Wohnungsbaukrediten geprägt waren. Im vierten Quartal erzielten die CDO- und RMBS-Geschäftsbereiche insgesamt positive Ergebnisse nach Berücksichtigung von Gewinnen aus Absicherungsgeschäften.

In anderen Bereichen profitierte CB&S von der Breite und der Vielfalt seiner Global-Markets-Plattform. So haben vor allem die Marktführerschaft in Produktbereichen wie dem Devisen-, Zins- und Geldmarktgeschäft und eine starke Position im Emerging-Markets-Geschäft dazu beigetragen, dass das schwächere Ergebnis im Geschäft mit Kreditprodukten kompensiert werden konnte. Das kundenbezogene Geschäft blieb weiterhin die dominierende Ertragsquelle für Sales & Trading-Erträge im Bereich CB&S. Die Gewinne im designierten Eigenhandel gingen sowohl in absoluten Zahlen aus auch hinsichtlich ihres prozentualen Anteils an den Erträgen gegenüber denen des Jahres 2006 zurück. Ursache dafür sind die Marktverwerfungen in der zweiten Jahreshälfte.

Die Erträge im Emissions- und Beratungsgeschäft von 2,7 Mrd € lagen um 226 Mio € oder 8 % unter denen des Vorjahres. Dieser Rückgang im Jahresvergleich war hauptsächlich auf die Verschlechterung am Markt für kreditfinanzierte Unternehmensübernahmen im Zuge der allgemeinen Verwerfungen an den Kreditmärkten zurückzuführen, die in der zweiten Jahreshäfte zu beobachten waren. Im Berichtsjahr wurden negative Marktwertanpassungen von 759 Mio € (ohne Berücksichtigung von Provisionen und Absicherungsgeschäften: 1,4 Mrd €) auf Kredite und Finanzierungszusagen im Leveraged-Finance-Geschäft vorgenommen.

Die Erträge aus dem Kreditgeschäft lagen bei 1,0 Mrd € und überstiegen den Vorjahreswert um 28 Mio € (3 %). Darin enthalten sind Veräußerungsgewinne im Zusammenhang mit restrukturierten Krediten. Belastend wirkten sich Effekte aus der Anwendung der Fair Value-Option auf höhere Volumina neu begebener Kredite aus.

Für das Gesamtjahr 2007 ergaben sich für die Sonstigen Produkte negative Erträge in Höhe 151 Mio €. Sie verbesserten sich gegenüber dem Vorjahr um 167 Mio €. Dieser Entwicklung lagen in erster Linie höhere Erträge in Verbindung mit der Akquisition von Abbey Life im vierten Quartal 2007 zugrunde, die in den zinsunabhängigen Aufwendungen, unter den Aufwendungen im Versicherungsgeschäft, ausgeglichen werden.

Für die Risikovorsorge im Kreditgeschäft wurde im Berichtsjahr eine Nettozuführung von 102 Mio € ausgewiesen, im Vergleich zu einer Nettoauflösung von 65 Mio € im Vorjahr. Die Nettobelastung war primär auf die Bildung einer Risikovorsorge für ein einzelnes Engagement zurückzuführen.

Die zinsunabhängigen Aufwendungen beliefen sich im Berichtsjahr auf 12,2 Mrd €, was einem Anstieg von 933 Mio € oder 8 % entspricht. Dies war in erster Linie auf eine höhere Mitarbeiterzahl, die beschleunigte Aufwandserfassung aktienbasierter Vergütungen, die erstmalige Konsolidierung von Akquisitionen und gestiegene Geschäftsvolumina zurückzuführen.

Die anhaltenden Verwerfungen an den Kreditmärkten und die damit einhergehenden Liquiditätsengpässe könnten sich auf die verbliebenen Risikopositionen in einigen Kernbereichen von CB&S auswirken, insbesondere in den Bereichen Credit Structuring, Leveraged Finance und Commercial Real Estate. Die folgenden Paragrafen fassen unsere Bestände in solchen Risikopositionen zum Jahresende 2007 zusammen.

WESENTLICHE RISIKOPOSITIONEN IM CDO HANDELS- UND EMISSIONSGESCHÄFT: Die Aktivitäten im Handels- und Emissionsgeschäft von CDOs umfassen verschiedene Kategorien von Vermögenswerten. Dabei steht das Management unseres verbleibenden Exposure im Zusammenhang mit Wohnungsbaukrediten im US-amerikanischen Subprime-Markt weiterhin unter besonderem Fokus.

Die folgende Tabelle fasst die Risikopositionen für diese Vermögenswerte in unseren CDO-Handelsbereichen am 31. Dezember 2007 zusammen.

CDO-Subprime-Risikopositionen (bilanziert als „zum Fair Value bewertet") in Mio €	**Subprime ABS CDO Bruttorisikoposition 31.12.2007**	**Hedges und sonstige Absicherungen 31.12.2007**	**Subprime ABS CDO Nettorisikoposition 31.12.2007**
Super Senior Tranchen:			
Art der zugrunde liegenden Besicherung: High-Grade	–	–	–
Art der zugrunde liegenden Besicherung: Mezzanine	1.778	– 938	840
Super Senior Tranchen insgesamt	**1.778**	**– 938**	**840**
Mezzanine Tranchen	1.086	– 922	164
Super Senior und Mezzanine Tranchen insgesamt	**2.864**	**– 1.860**	**1.004**
Sonstige Nettorisikoposition im CDO-Geschäft			186
Nettoriskoposition im CDO-Subprime-Handelsbereich			**1.190**

Die Nettorisikoposition stellt den theoretisch möglichen Verlust zum 31. Dezember 2007 dar, falls die Subprime-Wertpapiere und damit in Zusammenhang stehende ABS-CDOs komplett ausfielen und keine Verwertungsgewinne erzielt werden könnten. Sie stellt damit keine Indikation für unsere Gesamtrisikoposition zum Bilanzstichtag dar, sondern ist lediglich eine Aggregation aller Positionen, die mit dem US-amerikanischen Subprime-Markt für Wohnungsbaukredite im Zusammenhang stehen. Ihre einzelnen Bruttobestandteile beinhalten Positionen aus verschiedenen Jahren der Kreditvergabe, Lokationen und Bonitätsklassen der Schuldner sowie weitere marktabhängige Faktoren. Während die vorgenannten Werte das maximale Risiko im Fall extremer Marktentwicklungen darstellen, hängen die tatsächlichen zukünftigen Gewinne und Verluste aus diesen Positionen von den eintretenden Marktbewegungen ab, inklusive der relativen Marktbewegungen zwischen den verschiedenen Komponenten unserer Risikopositionen und von der Möglichkeit, entsprechende Absicherungsgeschäfte diesen Umständen anzupassen.

Im Zuge ihrer Geschäftstätigkeit übernehmen unsere CDO-Handelsbereiche auch Risikopositionen, die auf Wohnungsbaukrediten besserer Qualität (einschließlich Alt-A) und anderen Vermögenswerten (einschließlich gewerblicher Immobilienkredite, Trust Preferred Securities und Collateralized Loan Obligations) basieren. Diese Positionen werden üblicherweise durch Transaktionen mit anderen Marktteilnehmern oder durch andere Instrumente abgesichert.

Zusätzlich zu den aufgeführten Risikopositionen im Handel fasst die nachfolgende Tabelle unsere restlichen Risikopositionen am US-amerikanischen Subprime-ABS-CDO-Markt zusammen, die wir als zur Veräußerung verfügbare Vermögenswerte bilanziert haben. Diese Risikopositionen entstehen in erster Linie aus Finanzierungstransaktionen für bestimmte Vermögenswerte. Im Ergebnis vor Steuern in 2007 waren Bruttobelastungen aus solchen Vermögenswerten von 207 Mio € enthalten. Das potenzielle ökonomische Risiko wird grundsätzlich durch zusätzliche Shortpositionen in unseren Handelsbüchern abgesichert.

CDO-Subprime-Risikopositionen (bilanziert als „zur Veräußerung verfügbar") in Mio €	**Risikoposition 31.12.2007**
Zur Veräußerung verfügbar bilanzierte Vermögenswerte	499
Shortpositionen im Handelsbestand	– 446
Nettorisikoposition	**53**

SONSTIGE RISIKOPOSITIONEN IM US-AMERIKANISCHEN HYPOTHEKENMARKT: Wir sind im Markt mit US-amerikanischen Wohnungsbaukrediten auch im Handel, bei der Emission und mit der Verbriefung von Wohnungsbaukrediten („RMBS") aktiv. Das Engagement aus diesem Geschäft ist in der nachfolgenden Tabelle zusammengefasst. Es enthält weder Collateralized Mortgage Obligations („CMOs") öffentlich-rechtlicher Emittenten noch Kredite, die grundsätzlich zum Ankauf durch solche Institutionen qualifizieren.

Sonstige Risikopositionen im US-amerikanischen Hypothekenmarkt in Mio €	**Risikoposition 31.12.2007**
Alt-A	7.908
Subprime	216
Sonstige	1.679
Sonstige Bruttovermögenswerte in US-amerikanischen Wohnungsbaukrediten	**9.803**
Hedges und sonstige Absicherungen	–7.592
Handelspositionen (Netto)	803
Nettorisikoposition	**3.014**

Die Nettorisikoposition stellt die Marktwerte der jeweiligen Risikopositionen in RMBS-Schuldverschreibungen, -Krediten und -Kreditanteilen abzüglich der Marktwerte damit im Zusammenhang stehender Absicherungsgeschäfte dar. Die Handelspositionen entstehen aus dem Market-making sowie aus Sekundäraktivitäten in kreditrisikosensitiven Produkten im Hypothekenmarkt in den USA. Absicherungsgeschäften liegen verschiedene Marktinstrumente zugrunde. Dazu gehören auch auf Referenzschuldner bezogene Credit Default Swaps („CDS"), Kreditversicherungen von Monolinern und Indexkontrakte. Ähnlich wie bei den vorab beschriebenen CDO-Handelsbereichen unterliegen auch diese Portfolios Risiken, die sich aus absoluten und relativen Marktbewegungen ergeben.

RISIKOPOSITIONEN GEGENÜBER MONOLINERN: Die Verwerfungen am US-amerikanischen Subprime-Hypothekenmarkt haben bei Anbietern von Finanzgarantien wie Monoline-Versicherern zu hohen Risikopositionen geführt, wenn sie den Wert eines Pools von Sicherheiten, auf den CDOs oder andere gehandelte Wertpapiere referenzieren, versichert oder garantiert haben. Diese Entwicklung hat zur Verunsicherung darüber geführt, ob Monoliner ihre Verpflichtungen gegenüber Banken und anderen Käufern von Sicherheiten erfüllen können. Dies könnte auch dazu führen, dass die Bonität einiger dieser Versicherer herabgestuft wird.

Die folgende Tabelle fasst unser Nettoausfallrisiko gegenüber Monolinern, bezogen auf Aktivitäten in US-amerikanischen Wohnimmobilienkrediten, zum 31. Dezember 2007 zusammen. Die gezeigten Beträge beziehen sich auf die von Monolinern garantierten Werte unter Berücksichtigung der aktuellen Marktwerte der gesicherten Vermögenspositionen.

Risikoposition gegenüber Monolinern, bezogen auf US-amerikanische Wohnungsbaukredite in Mio €	**Marktwert der erworbenen Absicherung 31.12.2007**
Super Senior ABS CDO	805
Sonstige Subprime	69
Alt-A	229
Wert der erworbenen CDS-Absicherung	**1.103**

Ein Teil des Marktwerts der erworbenen Absicherungen wurde durch Credit Default Swaps mit anderen Marktteilnehmern oder durch andere Instrumente ökonomisch abgesichert.

Zum 31. Dezember 2007 haben wir Bewertungsanpassungen von 82 Mio € für Ausfallrisiken in diesen Positionen vorgenommen. Diese beinhalten die vollständige Abschreibung des Exposure gegenüber einem einzelnen Monoline-Kontrahenten. Die Bewertungsanpassungen wurden auf der Basis einer Bonitätsprüfung jedes einzelnen Kontrahenten vorgenommen.

Zusätzlich zu den in obiger Tabelle ausgewiesenen Beträgen, die sich auf Aktivitäten mit Wohnungsbaukrediten beziehen, hatten wir zum 31. Dezember 2007 ein Nettoausfallrisiko gegenüber Monolinern aus anderen versicherten Vermögenswerten von 1,2 Mrd €, unter Berücksichtigung der Marktwerte dieser Vermögenswerte. Diese sonstigen Vermögenswerte resultieren aus kundenbezogenen Aktivitäten und umfassen Collateralized Loan Obligations, gewerbliche verbriefte Hypothekenkredite, Trust Preferred Securities, Studentenkredite und Schuldtitel des öffentlichen Sektors.

RISIKOPOSITIONEN IM BEREICH COMMERCIAL REAL ESTATE (CRE): Im Commercial-Real-Estate-Geschäft entstehen Risiken aus den im Bestand befindlichen Krediten, Vermögenswerten, die zur Verbriefung gehalten werden, und CMBS-Papieren. Die folgende Tabelle ist eine Zusammenfassung unserer Bruttorisikoposition zum 31. Dezember 2007 für verbriefte und nicht verbriefte Kredite, die teilweise oder vollständig durch gewerbliche Immobilien oder Pools gewerblicher Hypotheken besichert sind.

Commercial-Real-Estate-Risikoposition in Mio €	**Bruttorisikoposition 31.12.2007**
Kredite	15.999
Nicht in Anspruch genommene Kreditzusagen	1.166
Commercial-Real-Estate-Risikopositionen insgesamt	**17.165**
davon:	
in Nordamerika	8.366
in Europa	8.799
(davon in Deutschland: 6.873 Mio €)	

Marktwertabschreibungen auf Kredite und Kreditzusagen in Mio €	**2007**
Nettomarktwertabschreibungen vor Absicherungsgeschäften	– 386
Bruttomarktwertabschreibungen vor Provisionen und Absicherungsgeschäften	– 558

Die zum 31. Dezember 2007 entstandenen Marktwertverluste waren hauptsächlich Folge der illiquiden Marktbedingungen, mit denen wir ab der zweiten Jahreshälfte konfrontiert waren. Diese beeinträchtigten unsere Möglichkeit, gewerbliche Immobilienkredite zu verbriefen. Den Marktwertverlusten standen teilweise Gewinne aus Absicherungsgeschäften entgegen. Im Gesamtjahr 2007 war der Bereich CRE profitabel. Zu Beginn des Jahres 2008 setzte sich die Erhöhung der Risikoprämien bei gewerblichen Immobilienkrediten fort. Wenn diese Entwicklung anhält, können weitere Wertanpassungen auf Kredite, die nicht veräußert werden, erforderlich sein. Unter Umständen können diese nicht vollständig durch Gewinne aus Absicherungsgeschäften oder durch Veräußerung von Immobilien und Hypotheken, die diese Risiken absichern, ausgeglichen werden. Für weitere Informationen siehe Risikobericht.

RISIKOPOSITIONEN IM LEVERAGED-FINANCE-BEREICH: Die folgende Tabelle ist eine Zusammenfassung unserer Risikopositionen im Leveraged-Finance-Bereich, die sich aus Krediten und Kreditzusagen im Zusammenhang mit der Finanzierung von Unternehmensübernahmen (inklusive Private-Equity-Transaktionen und sonstiger Buy-Out-Vereinbarungen) ergeben. Des Weiteren enthält die Tabelle die auf diese Positionen in 2007 entstandenen Wertminderungen.

Leveraged-Finance-Risikoposition in Mio €	**Bruttorisikoposition 31.12.2007**
Kredite	15.317
Nicht in Anspruch genommene Kreditzusagen	20.897
Leveraged-Finance-Risikoposition insgesamt	**36.214**
davon:	
in Nordamerika	26.620
in Europa	8.959
In Asien/Pazifik	635

Marktwertabschreibungen auf Kredite und Kreditzusagen in Mio €	**2007**
Nettomarktwertabschreibungen vor Absicherungsgeschäften	– 759
Bruttomarktwertabschreibungen vor Provisionen und Absicherungsgeschäften (auf zum 31.12.2007 bestehende Kredite und Kreditzusagen)	– 1.351

Von dem Gesamtbestand der Kredite und Kreditzusagen wurden 34,9 Mrd € im Handelsbestand – und somit zum Fair Value – und 1,3 Mrd € zu fortgeführten Anschaffungskosten bilanziert.

Die schwierigen Marktbedingungen für Leveraged Finance-Aktivitäten haben sich Anfang des Jahres 2008 fortgesetzt. Sollten sich diese Marktbedingungen nicht verbessern, können weitere Abschreibungen auf Kreditzusagen im Leveraged Finance-Bereich erforderlich werden. Sollten Kreditzusagen neu verhandelt werden oder Unternehmensübernahmen nicht zustande kommen, würde dies ebenfalls die Bewertung der Positionen beeinflussen.

UNTERNEHMENSBEREICH GLOBAL TRANSACTION BANKING

Die nachstehende Tabelle stellt die Geschäftsergebnisse unseres Unternehmensbereichs Global Transaction Banking für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme dar.

in Mio € (außer Prozentangaben)	2007	2006
Erträge insgesamt:		
Transaction Services	2.585	2.228
Sonstige Produkte	–	–
Summe Erträge insgesamt	**2.585**	**2.228**
Risikovorsorge im Kreditgeschäft	**7**	**– 29**
Zinsunabhängige Aufwendungen	**1.633**	**1.552**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	–	–
Wertminderung auf immaterielle Vermögenswerte	–	–
Restrukturierungsaufwand	– 1	22
Minderheitsanteile	–	–
Ergebnis vor Steuern	**945**	**705**
Aufwand-Ertrag-Relation	63 %	70 %
Aktiva	32.083	25.646
Durchschnittliches Active Equity[1]	1.095	1.064
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	86 %	66 %

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.

Das Ergebnis vor Steuern im Unternehmensbereich Global Transaction Banking (GTB) verbesserte sich im Geschäftsjahr 2007 um 241 Mio € (34 %) auf den Rekordwert von 945 Mio €. Diese Entwicklung resultierte aus zweistelligen Ergebnissteigerungen in allen Regionen.

Die Erträge erhöhten sich in 2007 um 16 % auf 2,6 Mrd €. Alle Regionen trugen zu diesem Anstieg von 357 Mio € bei und alle Produkte konnten zweistellige Wachstumsraten erreichen. Im Cash Management erhöhten sich die Erträge aufgrund höherer Kundenverbindlichkeiten und eines starken Anstiegs der Zahlungsverkehrsvolumina signifikant. Darin spiegelt sich zum einen der Trend bei Banken und Unternehmen, Aktivitäten bei ausgewählten Anbietern von Transaction-Banking-Diensten zu bündeln, zum anderen die Einführung des einheitlichen Eurozahlungsverkehrsraums (SEPA) wider. Des Weiteren trug die Nutzung weiterer Geschäftsmöglichkeiten in den Emerging Markets wie Brasilien, Russland und der Türkei zur positiven Entwicklung bei. Das Ertragswachstum in Trade Finance war hauptsächlich auf starke Geschäftsaktivitäten in EMEA zurückzuführen. In Trust & Securities Services stiegen die Erträge in den Regionen Asien/Pazifik und EMEA, insbesondere wegen signifikanter neuer Mandate und sonstiger Zuflüsse im dortigen Wertpapierverwahrungsgeschäft.

Die Risikovorsorge im Kreditgeschäft ergab im Gesamtjahr eine Nettozuführung von 7 Mio € nach einer Nettoauflösung von 29 Mio € in 2006.

Die zinsunabhängigen Aufwendungen in GTB lagen mit 1,6 Mrd € um 80 Mio € (5 %) über dem Wert des Vorjahres. Der Anstieg war in erster Linie auf einen Anstieg der Mitarbeiterzahlen, höhere leistungsabhängige Vergütungen sowie transaktionsbezogene Aufwendungen infolge gestiegener Geschäftsvolumina zurückzuführen.

KONZERNBEREICH PRIVATE CLIENTS AND ASSET MANAGEMENT

In der nachstehenden Tabelle sind die Geschäftsergebnisse unseres Konzernbereichs Private Clients and Asset Management für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme aufgeführt.

in Mio € (Ausnahmen angegeben)	2007	2006
Erträge insgesamt:		
Portfolio/Fund Management	3.062	3.089
Brokeragegeschäft	2.172	1.910
Kredit-/Einlagengeschäft	3.173	2.774
Zahlungsverkehr, Kontoführung und übrige Finanzdienstleistungen	979	899
Sonstige Produkte	742	643
Summe Erträge insgesamt	**10.129**	**9.315**
davon/darin: Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	3.529	3.071
Risikovorsorge im Kreditgeschäft	**501**	**391**
Zinsunabhängige Aufwendungen	**7.561**	**7.000**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	73	63
Wertminderung auf immaterielle Vermögenswerte	74	–
Restrukturierungsaufwand	– 9	91
Minderheitsanteile	**8**	**– 11**
Ergebnis vor Steuern	**2.059**	**1.935**
Aufwand-Ertrag-Relation	75 %	75 %
Aktiva	156.391	130.642
Durchschnittliches Active Equity[1]	8.539	7.206
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	24 %	27 %
Invested Assets (in Mrd €)[2]	952	908

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.
2 Wir definieren Invested Assets als (a) Vermögen, das wir im Namen unserer Kunden zu Anlagezwecken betreuen, und/oder (b) als Vermögenswerte der Kunden, die von uns verwaltet werden. Wir verwalten Invested Assets interessewahrend, auf Beratungsbasis oder als Einlagen.

Nachfolgend erläutern wir den Beitrag der einzelnen Unternehmensbereiche zum Gesamtergebnis des Konzernbereichs Private Clients and Asset Management.

UNTERNEHMENSBEREICH ASSET AND WEALTH MANAGEMENT

Die nachstehende Tabelle enthält die Geschäftsergebnisse unseres Unternehmensbereichs Asset and Wealth Management (AWM) für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme.

in Mio € (Ausnahmen angegeben)	2007	2006
Erträge insgesamt:		
Portfolio/Fund Management (AM)	2.351	2.470
Portfolio/Fund Management (PWM)	414	332
Portfolio/Fund Management insgesamt	**2.765**	**2.802**
Brokeragegeschäft	964	811
Kredit-/Einlagengeschäft	223	191
Zahlungsverkehr, Kontoführung und übrige Finanzdienstleistungen	22	18
Sonstige Produkte	401	345
Summe Erträge insgesamt	**4.374**	**4.166**
Risikovorsorge im Kreditgeschäft	**1**	**– 1**
Zinsunabhängige Aufwendungen	**3.453**	**3.284**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	73	63
Wertminderung auf immaterielle Vermögenswerte	74	–
Restrukturierungsaufwand	– 8	43
Minderheitsanteile	**7**	**– 11**
Ergebnis vor Steuern	**913**	**894**
Aufwand-Ertrag-Relation	79 %	79 %
Aktiva	39.081	35.922
Durchschnittliches Active Equity[1]	5.109	4.917
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	18 %	18 %
Invested Assets (in Mrd €)[2]	749	732

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.
2 Wir definieren Invested Assets als (a) Vermögen, das wir im Namen unserer Kunden zu Anlagezwecken betreuen, und/oder (b) als Vermögenswerte der Kunden, die von uns verwaltet werden. Wir verwalten Invested Assets interessewahrend, auf Beratungsbasis oder als Einlagen.

Im Geschäftsjahr 2007 erzielte AWM ein Ergebnis vor Steuern von 913 Mio €. Dies entspricht einem Anstieg von 19 Mio € (2 %) gegenüber dem Vorjahr. Das Ergebnis für 2007 enthielt eine Wertminderung von 74 Mio € im Zusammenhang mit einer Abschreibung von immateriellen Vermögenswerten im Geschäftsbereich Asset Management (AM). In 2006 beinhaltete das Ergebnis vor Steuern Restrukturierungsaufwendungen von 43 Mio € und Gewinne aus der Veräußerung von Geschäftsfeldern von 43 Mio €.

Die Erträge in 2007 lagen mit 4,4 Mrd € um 208 Mio € (5 %) über dem Vorjahreswert.

Im Portfolio/Fund Management (AM) fielen die Erträge gegenüber dem Vorjahr um 119 Mio € (5 %) auf 2,4 Mrd €, was im Wesentlichen auf niedrigere erfolgsabhängige Provisionen im Alternative-Investments-Geschäft zurückzuführen war. Dieser Rückgang wurde teilweise durch höhere erfolgsabhängige Provisionen und gestiegene Managementprovisionen im Geschäft mit Privatkunden und institutionellen Anlegern kompensiert.

Die Erträge aus dem Portfolio/Fund Management in Private Wealth Management (PWM) stiegen im Vergleich zum Vorjahr um 81 Mio € (24 %) auf 414 Mio €. Dieser Zuwachs ist auf höhere Invested Assets infolge der Akquisition von Tilney sowie auf den Anfang 2006 begonnenen Ausbau der Kundenbetreuerzahl zurückzuführen.

Die Erträge aus dem Brokeragegeschäft lagen mit 964 Mio € um 154 Mio € (19 %) über dem Vorjahreswert. Die Zunahme war hauptsächlich auf gestiegene transaktionsbezogene Erträge zurückzuführen, die auch eine hohe Kundennachfrage nach Alternative Investments und anderen innovativen Anlageprodukten widerspiegeln.

Die Erträge aus dem Kredit-/Einlagengeschäft von 223 Mio € stiegen um 31 Mio € (16 %) infolge höherer Volumina und Margen sowohl bei Krediten als auch bei Einlagen.

Die Erträge aus Sonstigen Produkten in Höhe von 401 Mio € lagen um 57 Mio € (16 %) über dem Vorjahreswert. Dieser Anstieg resultierte in erster Linie aus der Konsolidierung eines Infrastrukturinvestments im Jahresverlauf, das für einen RREEF-Fonds in AM bestimmt war.

Die zinsunabhängigen Aufwendungen lagen 2007 mit 3,5 Mrd € um 169 Mio € oder 5 % über dem Vorjahreswert. Dies war im Wesentlichen auf die Abschreibung in Höhe von 74 Mio € auf immaterielle Vermögenswerte in AM sowie auf die Akquisitions- und Wachstumsstrategie von PWM zurückzuführen und wurde teilweise durch einen Rückgang der Restrukturierungsaufwendungen kompensiert.

Die Aufwand-Ertrag-Relation von 79 % blieb 2007 gegenüber dem Vorjahr unverändert.

Die Invested Assets in AWM stiegen im Berichtsjahr um 17 Mrd € auf 749 Mrd €. In AM lagen die Invested Assets 2007 mit 555 Mrd € um 12 Mrd € (2 %) über dem Vorjahreswert. Der Anstieg der Vermögenswerte in 2007 war auf Nettomittelzuflüsse in Höhe von 27 Mrd € zurückzuführen. In PWM stiegen die Invested Assets von 189 Mrd € in 2006 auf 194 Mrd € zum Jahresende 2007, vor allem durch Nettomittelzuflüsse von 13 Mrd €. Aufgrund des starken Euro wurde dieser Anstieg durch Währungsumrechnungseffekte auf in US-Dollar gehaltene Volumen gemindert.

UNTERNEHMENSBEREICH PRIVATE & BUSINESS CLIENTS

Die nachstehende Tabelle stellt die Geschäftsergebnisse unseres Unternehmensbereichs Private & Business Clients (PBC) für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme dar.

in Mio € (Ausnahmen angegeben)	2007	2006
Erträge insgesamt:		
Portfolio/Fund Management	297	287
Brokeragegeschäft	1.208	1.099
Kredit-/Einlagengeschäft	2.950	2.583
Zahlungsverkehr, Kontoführung und übrige Finanzdienstleistungen	958	881
Sonstige Produkte	341	299
Summe Erträge insgesamt	**5.755**	**5.149**
Risikovorsorge im Kreditgeschäft	**501**	**391**
Zinsunabhängige Aufwendungen	**4.108**	**3.717**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	–	–
Wertminderung auf immaterielle Vermögenswerte	–	–
Restrukturierungsaufwand	– 1	49
Minderheitsanteile	**0**	**0**
Ergebnis vor Steuern	**1.146**	**1.041**
Aufwand-Ertrag-Relation	71 %	72 %
Aktiva	117.533	94.760
Durchschnittliches Active Equity[1]	3.430	2.289
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	33 %	45 %
Invested Assets (in Mrd €)[2]	203	176
Kreditvolumen (in Mrd €)	87	79
Einlagenvolumen (in Mrd €)	96	72

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.

2 Wir definieren Invested Assets als (a) Vermögen, das wir im Namen unserer Kunden zu Anlagezwecken betreuen, und/oder (b) als Vermögenswerte der Kunden, die von uns verwaltet werden. Wir verwalten Invested Assets interessewahrend, auf Beratungsbasis oder als Einlagen.

Das Ergebnis vor Steuern lag im Geschäftsjahr 2007 mit 1,1 Mrd € um 105 Mio € (10 %) über dem Vorjahresergebnis. In 2006 enthielt das Ergebnis vor Steuern in Höhe von 1,0 Mrd € Restrukturierungsaufwendungen von 49 Mio €.

Die Erträge von 5,8 Mrd € nahmen gegenüber dem Vorjahr um 606 Mio € (12 %) zu. Der Anstieg resultierte vor allem aus der Akquisition der norisbank (seit November 2006 konsolidiert) und der Berliner Bank (seit Januar 2007 konsolidiert).

Die Erträge aus dem Portfolio/Fund Management und dem Brokeragegeschäft stiegen um 11 Mio € beziehungsweise um 109 Mio €. Die Steigerungen spiegeln die erfolgreiche Platzierung unserer innovativen Vermögensanlageprodukte und gestiegene Kundenumsätze wider. Darüber hinaus trugen die Akquisitionen der Berliner Bank und der norisbank zu dem Ertragsanstieg bei.

Die Erträge im Kredit-/Einlagengeschäft trugen in 2007 am stärksten zum Wachstum bei. Die Steigerung von 367 Mio € (14 %) war vor allem auf die vorgenannten Akquisitionen zurückzuführen.

Die Erträge aus dem Zahlungsverkehr, der Kontoführung und den übrigen Finanzdienstleistungen erhöhten sich um 76 Mio € (9 %). Wesentliche Ursache waren die Akquisitionen, aber auch gestiegene Erträge aus der Vermittlung von Versicherungsprodukten in 2007 infolge eines höheren Absatzes von rentenbezogenen Produkten.

Die Erträge aus sonstigen Produkten lagen mit 341 Mio € in 2007 um 43 Mio € (14 %) über dem Vorjahreswert.

Die Risikovorsorge im Kreditgeschäft stieg 2007 um 109 Mio € (28 %) auf 501 Mio €, vor allem durch die Akquisitionen der norisbank und der Berliner Bank.

Die zinsunabhängigen Aufwendungen von 4,1 Mrd € waren um 391 Mio € (11 %) höher als im Jahr 2006. Dieser Anstieg war vor allem auf die genannten Akquisitionen und zusätzlich auf damit verbundene Integrationskosten zurückzuführen. Die höheren Aufwendungen reflektieren des Weiteren unsere Wachstumsinvestitionen in Schwellenländern, zu denen das Filialbank- und das Kreditkartengeschäft in Indien und China gehören, sowie den Ausbau des Filialnetzes und die Erweiterung des Angebots an Konsumentenkreditprodukten in Polen.

In 2007 betrug die Aufwand-Ertrag-Relation 71 % und war damit gegenüber dem Vorjahr leicht verbessert.

Die Invested Assets erreichten zum Ende des Berichtsjahres 203 Mrd €. Von dem Zuwachs von 28 Mrd € (16 %) entfielen 19 Mrd € auf Nettomittelzuflüsse. Der übrige Anstieg war auf Marktwertentwicklungen und die Akquisitionen zurückzuführen.

Die Zahl der Kunden in PBC belief sich am Ende des Jahres 2007 auf 13,8 Mio. Das entspricht einer Zunahme um 1 Mio Neukunden (bereinigt um die Effekte aus der Akquisition der Berliner Bank und den Verkauf der Kreditkartenabwicklung in Italien). Die Zuwächse wurden im Wesentlichen in Deutschland und Indien erzielt.

KONZERNBEREICH CORPORATE INVESTMENTS

In der nachfolgenden Tabelle sind die Ergebnisse unseres Konzernbereichs Corporate Investments (CI) für die Geschäftsjahre 2007 und 2006 auf Basis unserer Managementberichtssysteme aufgeführt.

in Mio € (außer Prozentangaben)	2007	2006
Erträge insgesamt:	**1.517**	**574**
davon/darin: Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	157	3
Risikovorsorge im Kreditgeschäft	3	2
Zinsunabhängige Aufwendungen	**220**	**214**
davon/darin:		
Aufwendungen im Versicherungsgeschäft	–	–
Wertminderung auf immaterielle Vermögenswerte	54	31
Restrukturierungsaufwand	– 0	1
Minderheitsanteile	**– 5**	**– 3**
Ergebnis vor Steuern	**1.299**	**361**
Aufwand-Ertrag-Relation	15 %	37 %
Aktiva	13.002	17.783
Durchschnittliches Active Equity[1]	473	1.057
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)	N/A	34

N/A – nicht aussagefähig

1 Eine Beschreibung der Allokation des durchschnittlichen Active Equity auf die Unternehmensbereiche ist in Note [2] des Konzernabschlusses enthalten.

Der Konzernbereich CI verzeichnete 2007 ein Ergebnis vor Steuern von 1,3 Mrd € im Vergleich zu 361 Mio € im Vorjahr.

Die Erträge von 1,5 Mrd € in 2007 waren um 943 Mio € höher als im Jahr 2006. Die Erträge beinhalteten Gewinne aus dem Verkauf von Industriebeteiligungen in Höhe von 626 Mio € (vor allem Allianz SE, Linde AG und Fiat S.p.A.) und ein Ergebnis von 178 Mio € aus der nach der Equity Methode bilanzierten Beteiligung an der Deutsche Interhotel Holding GmbH & Co. KG (was zu einer Werthaltigkeitsprüfung des Goodwill von CI und dadurch zu einer Abschreibung von 54 Mio € führte). Des Weiteren wurden Dividendenerträge von 141 Mio € sowie weitere Marktwertgewinne aus der Option zur Erhöhung der Beteiligung an der Hua Xia Bank Co. Ltd. erzielt. Darüber hinaus beinhalteten die Erträge einen Gewinn von 313 Mio € aus der Sale-und-Leaseback-Transaktion für unsere Immobilie 60 Wall Street.

In den Erträgen des Jahres 2006 waren ein Gewinn von 131 Mio € aus dem Verkauf unserer restlichen Beteiligung an der EUROHYPO AG, ein Gewinn von 92 Mio € aus dem Teilverkauf unserer Beteiligung an der Linde AG und Dividendenerträge von 122 Mio € enthalten.

Die zinsunabhängigen Aufwendungen stiegen 2007 auf 220 Mio € nach 214 Mio € in 2006. Dieser Anstieg resultierte aus höheren Goodwillabschreibungen in 2007, die durch Kostensenkungen in anderen Aufwandskategorien ausgeglichen wurden.

Am Ende des Geschäftsjahres 2007 belief sich der Buchwert des Alternative-Assets-Portfolios von CI auf 631 Mio €. Davon entfielen 51 % auf Beteiligungen im Immobilienbereich, 43 % auf direkte Private-Equity-Beteiligungen und 6 % auf indirekte Private-Equity- und andere Beteiligungen. Zum Jahresende 2006 betrug der Buchwert des Alternative-Assets-Portfolios 895 Mio €.

CONSOLIDATION & ADJUSTMENTS

Erläuterungen zu „Consolidation & Adjustments" im Rahmen unserer Segmentberichterstattung sind in Note [2] des Konzernabschlusses enthalten.

LIQUIDITÄTS- UND KAPITALMANAGEMENT

Erläuterungen zu unserem Liquiditätsrisikomanagement sind im Risikomanagementreport und in der Note [36] des Konzernabschlusses enthalten.

AUSSERBILANZIELLE TRANSAKTIONEN MIT NICHT KONSOLIDIERTEN GESELLSCHAFTEN

EINLEITUNG

Wir führen bestimmte Geschäftsaktivitäten mit nicht konsolidierten Gesellschaften durch, die als außerbilanzielle Transaktionen qualifizieren können. Der Nominalwert der im Rahmen dieser Transaktionen bestehenden Finanzinstrumente sowie deren Fair-Value-Veränderungen werden in unserem Abschluss nicht reflektiert. Die folgende Darstellung ist hauptsächlich auf außerbilanzielle Transaktionen mit Zweckgesellschaften (SPEs) begrenzt. Obwohl Geschäftsbeziehungen zu diesen Gesellschaften in verschiedener Form bestehen können, so handelt es sich primär um Liquiditätsfazilitäten und Garantien. Wo angebracht, umfasst die nachfolgende Darstellung auch Informationen zu bestimmten in der Konzernbilanz erfassten Instrumenten, und zwar primär zu Liquiditätsarrangements, die in Total Return Swaps, geschriebene Verkaufsoptionen sowie in bestimmte andere Arten von Garantien eingebettet sind.

Wir stellen nicht konsolidierten Gesellschaften vor allem in Verbindung mit Commercial-Paper-Conduit-Programmen, der Verbriefung von Forderungen (Asset Securitizations), Investmentfonds, die verwaltet, aber nicht konsolidiert werden, sowie Immobilienleasinggesellschaften, finanzielle Unterstützung bereit. Zweckgesellschaften sind ein kritischer Erfolgsfaktor für das Funktionieren etlicher wichtiger Investitionsmärkte, einschließlich der Märkte für durch Grundpfandrechte und andere Vermögenswerte unterlegte Wertpapiere (Asset-backed Securities), da sie Investoren den Zugang zu spezifischen Cashflows und Risiken ermöglichen, die im Rahmen des Verbriefungsprozesses kreiert werden. Da wir die Mehrzahl der von uns gesponserten Conduitprogramme konsolidieren, beschränken sich die nachfolgenden Informationen auf Transaktionen mit von uns gesponserten Gesellschaften, die nicht konsolidiert werden. Wir stellen außerdem sowohl den von uns als auch den von Dritten gesponserten Verbriefungsprogrammen Finanzierungen zur Verfügung.

Unsere Rechnungslegungsgrundsätze bezüglich der Konsolidierung von SPEs sowie der Überprüfung der Angemessenheit zuvor getroffener Konsolidierungsentscheidungen werden in Note [1] des Konzernabschlusses dargestellt.

Die Zwecke, Risiken und Auswirkungen außerbilanzieller Vereinbarungen werden in den nachfolgenden Abschnitten beschrieben. Bis jetzt hatten diese Vereinbarungen keine materiellen Auswirkungen auf unsere Kreditvereinbarungen, Kapitalquoten, Ratings sowie Dividenden.

Alle Bilanz- und Nominalwerte werden zum 31. Dezember 2007 dargestellt. Alle auf die Gewinn-und-Verlust-Rechnung bezogenen Werte und die angegebenen Cashflows beziehen sich auf den Zeitraum vom 1. Januar bis zum 31. Dezember 2007.

VOM KONZERN GESPONSERTE ASSET-BACKED COMMERCIAL PAPER (ABCP) CONDUITS

Wir legen eigene Asset-backed-Commercial-Paper-Programme („ABCP") auf, die wir auch verwalten. Diese Programme gewähren unseren Kunden Zugang zu Liquidität am Commercial-Paper-Markt. Als Verwalter von Commercial-Paper-Programmen unterstützen wir den Kauf von nicht vom Deutsche Bank-Konzern gewährten Krediten sowie von Wertpapieren und sonstigen Forderungen seitens eines Commercial Paper Conduit („Conduit"), der anschließend zur Finanzierung dieses Kaufs kurzfristige Commercial Paper hoher Bonität am Markt verkauft, die durch die zugrunde liegenden Vermögenswerte besichert sind. Die Conduits benötigen ausreichende Sicherheiten, Kreditverbesserungen („Credit Enhancements") und Liquiditätsfazilitäten, um ein hohes Rating („Investment Grade Rating") für das Commercial Paper aufrechtzuerhalten. Wir stellen diesen Gesellschaften Liquidität bereit.

Einige Conduits werden weiterhin bilanziell nicht erfasst, weil wir sie nicht kontrollieren. Ihre Vermögenswerte in Höhe von insgesamt 4,8 Mrd € bestehen aus Wertpapieren, die durch außerhalb der USA begebene Hypotheken auf Wohnimmobilien unterlegt sind und die von Warehouse SPEs begeben werden, welche die Verkäufer gegründet haben, um den Erwerb dieser Vermögenswerte durch die Conduits zu unterstützen. Diese Wertpapiere müssen über ein Rating von mindestens AA- verfügen. Das zur Erreichung des Ratings erforderliche Credit Enhancement wird in der Regel über eine Hypothekenversicherung erreicht, die ein Drittversicherer gegenüber den SPEs übernimmt.

Die gewichtete durchschnittliche Laufzeit der in den Conduits gehaltenen Vermögenswerte beträgt fünf Jahre. Die durchschnittliche Laufzeit der von diesen bilanziell nicht erfassten Conduits emittierten Commercial Paper beträgt einen Monat bis drei Monate.

Während des Geschäftsjahres 2007 waren diese Conduits keinen wesentlichen Schwierigkeiten ausgesetzt, wenngleich sich die Bonitätsabstände („Credit Spreads") der von ihnen emittierten Commercial Paper allgemein vergrößert hatten, wobei die daraus entstandenen Kosten an die ursprünglichen Verkäufer der Vermögenswerte weitergegeben wurden. Unser Engagement bei diesen Gesellschaften ist auf die Liquiditätsfazilitäten beschränkt, die wir ihnen als Finanzierungshilfe im Falle von Marktstörungen zugesagt haben. Die zugesagten Liquiditätsfazilitäten belaufen sich auf insgesamt 6,3 Mrd € und werden allein von uns bereitgestellt. Da die Inanspruchnahme von Liquiditätsfazilitäten durch die in den Conduits gehaltenen Vermögenswerten besichert ist, ist eine in Anspruch genommene Fazilität den Wertschwankungen der zugrunde liegenden Vermögenswerte ausgesetzt. Im Falle eines deutlichen Wertrückgangs der Vermögenswerte könnten zur Rückzahlung der in Anspruch genommenen Gelder nicht mehr genug Mittel zur Verfügung stehen.

Zum 31. Dezember 2007 hielten wir von diesen nicht konsolidierten Gesellschaften emittierte Commercial Paper in Höhe von 1,0 Mrd €, die wir auf freiwilliger Basis zu üblichen Geschäftsbedingungen als Händler von Commercial Paper erworben haben. Darüber hinaus erwarben wir mittelfristige Schuldverschreibungen in Höhe von 0,5 Mrd €, die von einer SPE begeben worden waren, deren Emissionen gewöhnlich von den Conduits erworben wurden. Da diese Schuldverschreibungen 100 % der von der SPE emittierten Schuldtitel entsprechen, wird diese SPE konsolidiert. Diese Gesellschaft hält Vermögenswerte, die mit Hypotheken geringerer Bonität auf Wohnimmobilien unterlegt sind. Die zuvor zugunsten dieser Gesellschaft bestehende Liquiditätsfazilität musste Ende 2007 neu ausgehandelt werden. In Anbetracht der Refinanzierungskonditionen beschlossen wir, von der bisherigen außerbilanziellen zu einer bilanziellen Finanzierung zu wechseln. Wir erfassten infolge dieses Kaufs beziehungsweise aufgrund des Haltens der Commercial Paper keine Abschreibungen.

Unsere Erträge aus diesen Transaktionen beliefen sich im Geschäftsjahr 2007 auf insgesamt 6 Mio €. Im Zusammenhang mit den außerbilanziellen Transaktionen mit diesen Gesellschaften sind keine Verluste entstanden. Die den Conduits bereitgestellten Cashflows beliefen sich im Geschäftsjahr 2007 auf insgesamt 1,1 Mrd €. Dieser Betrag beinhaltet den Erwerb der von den SPEs begebenen Schuldverschreibungen in Höhe von 0,5 Mrd €.

ABCP CONDUITS DRITTER

Neben dem Sponsoring unserer eigenen Commercial-Paper-Programme unterstützen wir Dritte bei der Auflegung und dem fortlaufenden Risikomanagement ihrer Commercial-Paper-Programme. (Dieser Abschnitt schließt von Dritten gesponserte kanadische ABCP Conduits aus, die weiter unten separat erörtert werden.)

Unsere Unterstützung der Conduits Dritter erfolgt vor allem zu Finanzierungszwecken durch die Zusage von Liquiditätsfazilitäten (3,1 Mrd €) und von Wertpapierpensionsgeschäften (0,5 Mrd €), die für den Fall von Verwerfungen am Commercial-Paper-Markt bereitgestellt werden. Die Liquiditätsfazilitäten und zugesagten Wertpapierpensionsgeschäfte werden außerbilanziell erfasst, es sei denn, eine eventuelle Zahlung ist wahrscheinlich und deren Höhe abschätzbar, sodass eine Verbindlichkeit bilanziert werden muss.

Wir stützen darüber hinaus den Marktwert durch Total-Return-Swap-Geschäfte, die auf spezifische Vermögenswerte bezogen sind, welche die Conduits von Dritten erworben haben (Nominalwert: 3,6 Mrd €). Die Total Return Swaps sind mit Liquiditätsverkaufsoptionen („Liquidity Puts") ausgestattet, durch die ein Conduit die zugrunde liegenden Vermögenswerte an uns verkaufen kann, falls er das zur Finanzierung der betreffenden Vermögenswerte dienende Commercial Paper nicht refinanzieren kann. Die Total Return Swaps sind Derivate und werden zum Fair Value ausgewiesen, wobei Veränderungen des Fair Value erfolgswirksam erfasst werden.

Da auch andere Finanzdienstleister Liquiditätsfinanzierungen anbieten, sind wir nicht die einzige Institution, die Liquidität bereitstellt. Unsere Ansprüche sind anderen Ansprüchen im Rang gleichgestellt. Inanspruchnahmen von Liquiditätsfazilitäten werden mit identifizierten Pools der in den Conduits gehaltenen Vermögenswerte besichert. Daher unterliegt eine in Anspruch genommene Fazilität Wertschwankungen der zugrunde liegenden Vermögenswerte. Sollten die Vermögenswerte deutlich im Wert zurückgehen, könnten zur Rückzahlung der ausgezahlten Gelder nicht mehr genügend Mittel zur Verfügung stehen. Eine Änderung des Werts sonstiger in den Conduits gehaltener Vermögenswerte wird keine Auswirkung auf unser Kreditrisiko haben. Die nachfolgenden Informationen zu unseren Unterstützungsaktivitäten für diese Gesellschaften sind deshalb auf die zu unseren Ansprüchen in Beziehung stehenden Vermögenswerte und Verbindlichkeiten beschränkt. Wir machen keine Angaben zu Vermögenswerten von Conduits, an denen wir keine Ansprüche halten und deren Risiken wir nicht ausgesetzt sind.

Unsere Ansprüche an die Conduits werden durch Aktien, Anleihen, verbriefte Immobilienkredite für gewerbliche und private Zwecke und durch Forderungen aus Kraftfahrzeugleasing- und Kreditkartengeschäften unterlegte Kredite sowie Studenten- und Konsumentenkredite unterstützt. Unter Berücksichtigung unserer derivativen Sicherungsgeschäfte besteht eine Nettoposition in Höhe von 0,5 Mrd € in Bezug auf US-Hypotheken mit minderer Bonität („Subprime"), die unsere außerbilanziellen Ansprüche besichern. Die gewichtete durchschnittliche Laufzeit dieser Vermögenswerte variiert erheblich, ist jedoch durchweg deutlich länger als die der kurzfristigen Commercial Paper, die von den Conduits emittiert werden. Die durchschnittliche Laufzeit der von diesen außerbilanziell erfassten Conduits emittierten Commercial Paper beträgt einen Monat bis drei Monate.

In der zweiten Jahreshälfte des Jahres 2007 war der weltweite Markt für ABCP Conduits durch eine signifikant geringere Liquidität und höhere Finanzierungskosten sowie in einigen Fällen durch Abschreibungen der Vermögenswerte gekennzeichnet. Auf Vermögenswerte, die unsere Ansprüche besichern, wurden keine spezifischen aus Kreditrisiken resultierenden Abschreibungen vorgenommen. Wir haben von Conduits emittierte Commercial Paper in Höhe von insgesamt 3,5 Mrd € und bestimmte zugrunde liegende Vermögenswerte in Höhe von 3,3 Mrd € erworben und Kredite in Höhe von insgesamt 0,8 Mrd € herausgelegt. Diese Zahlungsmittelabflüsse beliefen sich auf insgesamt 7,6 Mrd € und verstehen sich zusätzlich zu den oben genannten außerbilanziellen Engagements. Für den Kauf der Commercial Paper und Vermögenswerte sowie die Herauslegung der Kredite gab es zwei Gründe. Erstens ist einer unserer Bereiche als Händler für bestimmte Commercial Paper der Conduits tätig und hat die Papiere im Rahmen seiner Handelsaktivitäten auf freiwilliger Basis zu üblichen Geschäftsbedingungen gekauft. Zweitens wurden, da die Conduits ihre Commercial Paper nicht am Markt erneuern konnten, wegen einer vorzeitigen Kündigung im Rahmen eines Total Return Swap mit den Conduits Commercial Paper und Vermögenswerte gekauft sowie Kredite begeben. Wir haben aufgrund sich kompensierender Absicherungsgeschäfte per saldo keine Verluste aus den Total Return Swaps erfasst.

Unsere Erträge aus diesen bilanzunwirksamen Transaktionen beliefen sich im Geschäftsjahr 2007 auf insgesamt 4 Mio €. Im Geschäftsjahr 2007 wurde in Bezug auf eine Geschäftsbeziehung mit einem einzelnen Conduit Dritter eine Risikovorsorge im Kreditgeschäft in Höhe von 188 Mio € erfasst.

VON DRITTEN GESPONSERTE KANADISCHE ABCP CONDUITS

Wir unterhalten ebenfalls Geschäftsbeziehungen zu von Dritten gesponserten ABCP Conduits in Kanada. Diese Conduits verfolgen ähnlich wie andere ABCP-Conduit-Programme die grundsätzliche Anlagestrategie, einen Gewinn aus der Differenz zwischen der relativ günstigen Finanzierung und der höheren Rendite für gehaltene Vermögenswerte zu erzielen. Auch weisen sie eine äquivalente Inkongruenz der Liquidität von längerfristigen Vermögenswerten und kurzfristigen Finanzierungen von Commercial Paper auf. Ein Hauptunterschied zu den vorgenannten Conduits ist jedoch, dass es sich bei den Vermögenswerten in der Regel um eine Kombination von als Sicherheit dienenden Anleihen mit AAA-Rating und Portfolio Credit Default Swaps auf Super Senior Tranchen handelt, die an einen Pool von Corporate Credit Default Swaps geknüpft sind, üblicherweise mit einem Hebel („Leverage") zur Renditesteigerung. Bei den Geschäften werden in der Regel auslösende Ereignisse („Trigger") festgelegt, bei denen wir unter bestimmten Marktbedingungen zusätzliche Sicherheiten fordern können. Weniger gängige Transaktionen beinhalten Sicherheiten in Form von verbrieften Wohnungsbaukrediten oder Credit Default Swaps auf Mezzanine Tranchen. Gelegentlich fehlen Leverage, Trigger für die Stellung zusätzlicher Sicherheiten oder eine Liquiditätsunterstützung.

Ein weiterer entscheidender Unterschied ist, dass die Conduits neben den vorrangigen kurzfristigen Commercial Paper auch nachrangige Titel und/oder mittelfristige Schuldverschreibungen begeben. Ein Teil der Commercial Paper ist ferner verlängerbar, das heißt, die Laufzeit der Wertpapiere kann zu vorab festgelegten Konditionen vom Emittenten über das ursprüngliche Fälligkeitsdatum hinaus verlängert werden. Die nachrangigeren Titel erhalten den Residualertrag, tragen die erste Verlusttranche und stellen zusätzlich zu anderen Credit Enhancements und den Liquiditätsfazilitäten das Kapital zur Unterstützung des Ratings der Conduits zur Verfügung.

Wir nehmen bei keinem dieser kanadischen Conduits Managementaufgaben wahr, stellen jedoch Portfolio Credit Default Swaps und/oder Liquiditätsfazilitäten bereit. In manchen Fällen stellen wir als Einziger Liquidität bereit, in anderen kann es mehrere Vertragspartner geben. Die nachfolgenden Informationen erläutern unsere Unterstützungsaktivitäten für diese Gesellschaften, welche auf die Vermögenswerte und Verbindlichkeiten beschränkt sind, die zu unseren Ansprüchen in Beziehung stehen. Wir machen keine Angaben zu Vermögenswerten von Conduits, an denen wir keine Ansprüche halten und deren Risiken wir nicht ausgesetzt sind.

Gemäß den Bedingungen der verschiedenen zugesagten Liquiditätsfazilitäten und geschriebenen Liquidity Puts sind die Conduits berechtigt, bestehende Commercial Paper oder von ihnen gehaltene Vermögenswerte zu vorab festgelegten Konditionen an uns zu verkaufen. Die Liquiditätsfazilitäten können nur in Anspruch genommen werden, wenn eine allgemeine Marktstörung („General Market Disruption"/„GMD") vorliegt, das heißt wenn alle Marktteilnehmer generell nicht mehr dazu in der Lage sind, die Gesamtheit ihrer fällig werdenden Commercial Paper auf dem Commercial-Paper-Markt zu erneuern.

Am kanadischen ABCP-Conduit-Markt waren in der zweiten Jahreshälfte 2007 erhebliche Liquiditätsprobleme festzustellen. Die im Falle einer GMD von uns zugesagten Liquiditätsfazilitäten wurden in diesem Zeitraum nicht in Anspruch genommen. Im August 2007 schlossen 22 Conduits, deren Commercial-Paper-Investoren und deren Banken, uns eingeschlossen, den sogenannten „Montreal Accord", in dem sie gemeinsam eine Stillhaltefrist vereinbarten, um während dieser Zeit die Konditionen der von den SPEs begebenen Verbindlichkeiten neu zu verhandeln. Während dieser Stillhaltefrist (60 Tage) konnten die Banken keine zusätzlichen Sicherheiten fordern und die Zweckgesellschaften durften während dieser Stillhaltefrist sowie für weitere 150 Tage nach deren Ablauf ihre Optionen auf liquide Mittel/Liquiditätsfazilitäten nicht ziehen. Die Stillhaltefrist wurde seither zweimal bis zum 22. Februar 2008 verlängert und

Stillhaltevereinbarungen über dieses Datum hinaus werden auf täglicher Basis neu vereinbart. Die von uns an die Conduits vergebenen Liquiditätsfazilitäten beliefen sich zum 31. Dezember 2007 auf insgesamt 5,5 Mrd € und repräsentierten Ansprüche an den Vermögenswerten der Conduits in Höhe von 8,3 Mrd €. Ferner halten wir von diesen Zweckgesellschaften begebene Commercial Paper in Höhe von 90 Mio €. Aufgrund der Stillhaltevereinbarung können aus diesen Liquiditätsfazilitäten keine Beträge in Anspruch genommen werden. Bis zum Ende der Verlängerungsfrist werden alle Liquiditätsfazilitäten ausgelaufen sein.

Am 23. Dezember 2007 wurde ein Rahmenvertrag veröffentlicht, der die Konditionen der vorgeschlagenen Restrukturierung dieser Conduits beschreibt, auf die sich Investoren und Banken grundsätzlich geeinigt haben. Gemäß diesem Rahmenvertrag würden die gehaltenen Vermögenswerte und begebenen Verbindlichkeiten der Zweckgesellschaften in zwei „Master Vehicles" zusammengefasst. Die begebenen Verbindlichkeiten würden in vorrangige und nachrangige Verbindlichkeiten der neuen Zweckgesellschaften restrukturiert. Eine neue Sicherheitenfazilität („Margin Facility") würde eingerichtet werden, zu der wir gemäß der vorgeschlagenen Restrukturierung einen Beitrag von 1,6 Mrd € leisten und eine angemessene Marktrendite erhalten würden. Der Rahmenvertrag würde darüber hinaus revidierte Trigger für die Leistung zusätzlicher Sicherheiten enthalten.

Wir haben ferner eine vergleichbare Stillhaltevereinbarung mit einer anderen Zweckgesellschaft außerhalb des Montreal Accord geschlossen, wobei Liquiditätsfazilitäten von insgesamt 0,1 Mrd € und Ansprüche auf Vermögenswerte in Höhe von 0,4 Mrd € bestehen.

Aus den Liquiditätsfazilitäten und verkauften Optionen haben wir im Geschäftsjahr 2007 Gebühren von 9 Mio € erhalten. Obgleich die gegenwärtig vorgeschlagene Restrukturierung keine wesentlichen Auswirkungen auf unsere Gewinn-und-Verlust-Rechnung für das Geschäftsjahr 2008 hätte, werden die Verhandlungen fortgesetzt und somit könnten weitere Änderungen der vorgeschlagenen Restrukturierung unsere Ergebnisrechnung in der Zukunft beeinflussen.

VON DRITTEN GESPONSERTE VERBRIEFUNGEN

Bei von Dritten gesponserten Verbriefungsgesellschaften, für die wir Finanzierungsmittel bereitstellen, handelt es sich um von Dritten verwaltete Investmentgesellschaften, die diversifizierte Pools von Vermögenswerten kaufen, darunter festverzinsliche Wertpapiere, Firmenkredite, Asset-backed Securities (vorwiegend verbriefte gewerbliche und private Immobilienkredite und Forderungen aus Kreditkartengeschäften) sowie Forderungen aus Filmrechten. Die Gesellschaften finanzieren diese Käufe durch die Emission verschiedener Tranchen von Schuld- und Eigenkapitaltiteln, deren Rückzahlung an die Performance der Vermögenswerte der Zweckgesellschaften gekoppelt ist. Die gesamten Vermögenswerte dieser Gesellschaften betragen 30,2 Mrd €.

Die von uns für diese Gesellschaften bereitgestellten Finanzierungen können verschiedene Formen annehmen: Finanzierungslinien („Warehousing") in der Aufbauphase der Verbriefung (4,8 Mrd €, davon 1,5 Mrd € in Anspruch genommen), durch die verbriefenden Zweckgesellschaften begebene Variable Funding Notes („VFNs"), bei denen der Käufer der Notes eine Finanzierungszusage bis zu einem vorab definierten Betrag gibt (8,1 Mrd €, davon 5,0 Mrd € in Anspruch genommen), sowie fortlaufende Liquiditätszusagen (1,9 Mrd €, davon 0,1 Mrd € in Anspruch genommen).

Alle zugesagten Beträge können nach Ermessen des Investmentmanagers in Anspruch genommen werden. Diese Fazilitäten sind durch die Vermögenswerte der Zweckgesellschaften abgesichert, sodass Inanspruchnahmen eventuellen Wertschwankungen dieser Vermögenswerte unterliegen. Diese Liquiditätsfazilitäten sind vorrangig zu den begebenen Schuldtiteltranchen beziehungsweise gleichrangig mit den Ansprüchen aller anderen Anbieter von Liquidität.

Die große Bandbreite der verschiedenen Verbriefungsgesellschaften führt dazu, dass die gewichtete durchschnittliche Laufzeit der Vermögenswerte und deren Rating ebenfalls stark variieren. In der Regel weist die bereitgestellte Finanzierung die gleiche gewichtete Laufzeit wie die Vermögenswerte auf und zum 31. Dezember 2007 hatten die Zweckgesellschaften keine Liquiditätsprobleme. Die Ratings variieren von B- bis AAA.

In der zweiten Hälfte des Jahres 2007 vergrößerten sich die Credit Spreads aller Verbriefungsgesellschaften. Im Geschäftsjahr 2007 erfassten wir Verluste in Höhe von 302 Mio € aus im Rahmen dieser außerbilanziellen Transaktionen in Anspruch genommenen Beträgen. Wir haben diesen Zweckgesellschaften keine zusätzliche finanzielle Unterstützung aufgrund der allgemeinen Marktstörung zukommen lassen und halten einen unwesentlichen Anteil der von diesen Zweckgesellschaften begebenen Papiere. Im Geschäftsjahr 2007 haben wir Erträge aus Kreditbereitstellungsprovisionen von 62 Mio € infolge unserer Finanzierungsvereinbarungen mit diesen Gesellschaften eingenommen. Unsere Nettozahlungsströme an die Zweckgesellschaften betrugen im Geschäftsjahr 2007 insgesamt 4,9 Mrd €.

INVESTMENTFONDS

Wir bieten Kunden Investmentfondsprodukte an, die, basierend auf den von den Fonds gehaltenen Vermögenswerten, Renditen erzielen. Einige dieser Fonds enthalten eine Garantieklausel, die den Investoren zu bestimmten Zeitpunkten einen Mindestwert des Nettofondsvermögens garantiert. Die Höhe der Rendite, die die Anleger erhalten, liegt zwischen dem garantierten Mindestbetrag und einer bestimmten Referenzrendite. Darüber hinausgehende Renditen werden mit uns geteilt. Die übrigen Fonds enthalten keine entsprechende Garantieklausel. Unser Risiko als Garantiegeber besteht darin, dass wir die Anleger entschädigen müssen, falls zum Garantiestichtag die Marktwerte der Produkte unter dem garantierten Niveau liegen. Für die Vermögensverwaltung dieser Produkte erhalten wir Management- und gelegentlich erfolgsabhängige Gebühren.

Von uns übernommene Garantien werden bilanzwirksam als Derivate zum Fair Value erfasst, wobei Änderungen des Fair Value erfolgswirksam ausgewiesen werden.

Während des Geschäftsjahres 2007 haben wir diesen Investmentfonds nach freiem Ermessen Mittel in Höhe von 49 Mio € zugeführt, wenn die tatsächlichen Renditen unter den ursprünglich prognostizierten Werten, jedoch immer noch über den jeweiligen Garantieschwellen lagen. Im Konzernergebnis für das Geschäftsjahr 2007 wurde dieser Betrag als Aufwand ausgewiesen.

Das verwaltete Vermögen in Fonds mit Wertgarantie und/oder Fonds, bei denen Ertragszuschüsse geleistet wurden, beträgt insgesamt 29,8 Mrd €. Das Anlagevermögen der Fonds setzt sich aus variabel verzinslichen Schuldtiteln, Asset-backed Securities (in erster Linie verbriefte private und gewerbliche Immobilienkredite sowie Collateralized Bond Obligations), sonstigen Anlagen in Fonds, Wertpapierpensionsgeschäften (Repos) und Barmitteln zusammen. Keiner dieser Pools von Vermögenswerten beinhaltet Risiken aus Subprime-Engagements.

Die durchschnittliche Laufzeit der Vermögenswerte beträgt ungefähr zwei bis drei Jahre und das Rating liegt zwischen BBB und AAA, wobei 60 % der Vermögenswerte ein Rating von AAA oder AA aufweisen und der Anteil mit BBB-Rating auf 5 % beschränkt ist.

Die Finanzierung wird über Beteiligungen externer Investoren an den Fonds sichergestellt. Bis zum Tag der Fälligkeit oder der Auflösung der Fonds haben die Fondsanteile keine vertragliche Fälligkeit und können stattdessen jederzeit ohne Einschränkung von den Investoren zurückgegeben werden. Wir halten keine Anteile an diesen Fonds.

Im Geschäftsjahr 2007 haben wir für die oben genannten Fonds Management- und erfolgsabhängige Gebühren in Höhe von 111 Mio € eingenommen. Für die im Laufe des Jahres nach freiem Ermessen zugeführten Mittel wurde ein Aufwand in Höhe von 49 Mio € erfasst. Abgesehen von diesen Beträgen haben wir im Geschäftsjahr 2007 keine weiteren Zahlungsmittelflüsse mit diesen Einheiten verbucht.

IMMOBILIEN SPEs UND GESCHLOSSENE FONDS

Immobilienleasinggesellschaften stellen Finanzierungen für den Kauf von Immobilien bereit, die im Rahmen eines Finanzierungsleasingverhältnisses an Dritte vermietet werden. Die Leasingfinanzierungen werden in erster Linie für Gewerbe- und Wohnimmobilien sowie Infrastrukturanlagen verwendet. Bei den Gesellschaften handelt es sich entweder um Corporate SPEs oder um Personengesellschaften. Die SPEs finanzieren sich über Schuldtitel, die von einer oder mehreren Finanzinstitutionen bereitgestellt werden, und die geschlossenen Fonds über eine Kombination aus Kommanditanteilen und Fremdkapital. Das Kreditrisiko des Leasingnehmers in Bezug auf die SPEs wird von den Kreditgebern getragen, die bei Zahlungsverzug des Leasingnehmers Rückgriff auf das Leasingvermögen als Sicherheit haben, beziehungsweise bei einem geschlossenen Fonds durch die Eigenkapitalgeber. Wir verwalten die Leasinggebergesellschaften und erhalten Gebühren für diese Dienstleistung.

Wir schließen zwei wesentliche Arten außerbilanzieller Transaktionen mit diesen Fonds ab. Erstens verpflichtet sich der Leasingnehmer gemäß den Bedingungen bestimmter deutscher Leasingvereinbarungen, die Leasingzahlungen auch für den Fall in vorab vereinbarter Höhe zu zahlen, dass der Leasinggegenstand teilweise oder komplett beschädigt oder zerstört wird. Im Gegenzug verpflichtet sich die leasinggebende SPE, den Leasingnehmer für zu viel geleistete Mietzahlungen zu entschädigen. Wir garantieren, dass die gemäß dieser Vereinbarung bestehenden Verpflichtungen von der leasinggebenden Gesellschaft erfüllt werden. Der Nominalwert dieser Garantien beträgt 0,5 Mrd €. Zweitens geben wir den Investoren für einige der geschlossenen Fonds eine Option, ihre Beteiligung an dem Fonds entweder durch Verkauf ihres Kommanditanteils oder des Leasinggegenstands am Ende der ersten Mietdauer zu bestimmten eingeschränkten Bedingungen und einem vorab vereinbarten Preis an ein Unternehmen unseres Konzerns zu verkaufen. Somit tragen wir das Risiko, dass der Marktwert des Leasinggegenstands am Ende der Mietdauer unter den Optionspreis fällt. Zum 31. Dezember 2007 beträgt der Nominalwert der Verkaufsoptionen 0,6 Mrd €.

Das Gesamtvermögen in Immobilienleasinggesellschaften beläuft sich auf 1,2 Mrd €, wobei die Laufzeit im Durchschnitt zehn bis zwölf Jahre beträgt. Die Bonität der Leasingnehmer des Finanzierungsleasingvermögens variiert zwischen BB und AAA. Im Geschäftsjahr 2007 traten keine wesentlichen Probleme bezüglich der Bonität oder des Marktwerts dieser Vermögenswerte auf.

Die von Finanzinstitutionen für das Immobilienvermögen bereitgestellte Finanzierung erfolgt in Form von langfristigen Schuldtiteln und bei geschlossenen Fonds in Form von Kommanditeinlagen. Die gesamte Finanzierung ist so angelegt, dass sie die gleiche Laufzeit wie die vertraglich festgelegten oder erwarteten Fälligkeiten der Vermögenswerte aufweist. Die Finanzierung für alle Gesellschaften wird über die erwartete Laufzeit zugesagt. Bei den Finanzierungsvereinbarungen mit diesen Gesellschaften traten keinerlei Probleme auf. Wir halten Fremd- und Eigenkapitalanteile in vernachlässigbarer Höhe an den Gesellschaften und haben im Geschäftsjahr 2007 keinerlei finanzielle Unterstützung bereitgestellt.

Wir haben von diesen Immobilienleasinggesellschaften beziehungsweise geschlossenen Immobilienfonds im Geschäftsjahr 2007 3 Mio € an Verwaltungsgebühren eingenommen. Im Zusammenhang mit diesen Transaktionen entstanden für uns während des Geschäftsjahres 2007 keine signifikanten Verluste. Abgesehen von den genannten Beträgen haben wir im Geschäftsjahr 2007 keine weiteren Zahlungsmittelflüsse mit diesen Einheiten verbucht.

ÜBERBLICK ZU VERTRAGLICHEN VERPFLICHTUNGEN

Die nachfolgende Tabelle zeigt die am 31. Dezember 2007 bestehenden, aber noch nicht fälligen Barleistungsverpflichtungen aus spezifischen vertraglichen Verpflichtungen.

Vertragliche Verpflichtungen			Zahlungsfälligkeit nach Periode		
in Mio €	Insgesamt	Bis 1 Jahr	1–3 Jahre	3–5 Jahre	Mehr als 5 Jahre
Verpflichtungen aus langfristigen Verbindlichkeiten	126.703	23.256	34.729	34.979	33.739
Verpflichtungen aus hybriden Kapitalinstrumenten	6.345	–	4.008	518	1.819
Langfristige zum Fair Value klassifizierte Verpflichtungen[1]	52.725	11.393	17.560	10.251	13.521
Finanzleasingverpflichtungen	732	199	94	92	347
Operating-Lease-Verpflichtungen	4.243	639	1.027	762	1.815
Kaufverpflichtungen	3.050	618	1.341	776	315
Langfristige Einlagen	39.952	–	15.498	7.158	17.296
Sonstige langfristige Verbindlichkeiten	6.927	871	1.711	971	3.374
Insgesamt	**240.677**	**36.976**	**75.968**	**55.507**	**72.226**

1 Beinhaltet zum Fair Value klassifizierte langfristige Verbindlichkeiten und langfristige Einlagen.

In den obigen Zahlen sind die Erträge aus nicht kündbaren Untervermietungen in Höhe von 421 Mio € für Capital Leases und in Höhe von 253 Mio € für Operating Leases nicht enthalten. Kaufverpflichtungen für Waren und Dienstleistungen umfassen zukünftige Zahlungen, unter anderem für Zahlungsverkehr und Wertpapierabwicklung, Informationstechnologie und Depotverwaltung. Einige der unter Kaufverpflichtungen ausgewiesenen Beträge stellen vertragliche Mindestzahlungen dar. In den langfristigen Einlagen sind Einlagen mit einer Restlaufzeit von weniger als einem Jahr nicht enthalten. Unter bestimmten Bedingungen können zukünftige Zahlungen aus einigen langfristigen zum Fair Value klassifizierten Verpflichtungen früher fällig werden. Die sonstigen langfristigen Verbindlichkeiten umfassen hauptsächlich Verpflichtungen zum Erwerb Eigener Aktien sowie Rückstellungen aus dem Versicherungsgeschäft. Diese Rückstellungen sind in der Spalte „Mehr als 5 Jahre“ ausgewiesen, da sie ihrem Wesen nach langfristig sind und die tatsächlichen Zahlungstermine im Einzelnen noch nicht feststehen. Weitere Informationen finden sich in den folgenden Erläuterungen (Notes) des Konzernabschlusses: Note [11] zu finanziellen Verpflichtungen, die zum Fair Value bewertet sind, Note [20] zu Leasingverpflichtungen, Note [24] zu Einlagen, Note [27] zu langfristigen Verbindlichkeiten und hybriden Kapitalinstrumenten und Note [28] zur Verpflichtung zum Erwerb Eigener Aktien.

LANGFRISTRATINGS

Die Beibehaltung unserer Kreditwürdigkeit ist wesentlicher Teil des Mehrwerts, den wir unseren Kunden, Anleihegläubigern und Aktionären anbieten. Die nachfolgende Tabelle zeigt unsere Langfristratings.

	31.12.2007	31.12.2006
Moody's Investors Service, New York[1]	Aa1	Aa3
Standard & Poor's, New York[2]	AA	AA–
Fitch Ratings, New York[3]	AA–	AA–

1 Das ‚Aa1'-Rating von Moody's kennzeichnet Anleihen, die in allen Kriterien hohe Qualitätsanforderungen erfüllen. Moody's stuft ‚Aa'-Anleihen niedriger ein als die höchstbewerteten Anleihen (die ein ‚Aaa' erhalten), da Sicherheitsmargen eventuell nicht so hoch wie bei ‚Aaa'-Papieren sind, die Schwankungsbreite schützender Faktoren größer ist oder es sonstige Kriterien gibt, die die langfristigen Risiken höher erscheinen lassen als bei ‚Aaa'-Papieren. Die Zahl 1 zeigt an, dass Moody's die Anleihe am oberen Ende der ‚Aa'-Kategorie einstuft.

2 Das ‚AA'-Rating von Standard & Poor's kennzeichnet einen Schuldner mit sehr guten Fähigkeiten, seine finanziellen Verpflichtungen zu erfüllen. Das ‚AA'-Rating ist die zweithöchste Kategorie der von Standard & Poor's vergebenen Ratings. Standard & Poor's weist darauf hin, dass ein mit ‚AA' bewerteter Schuldner sich nur geringfügig von einem Schuldner mit dem höchsten Rating unterscheidet.

3 Ein ‚AA'-Rating von Fitch Ratings belegt eine sehr hohe Bonität. Das ‚AA'-Rating von Fitch Ratings kennzeichnet die sehr geringe Wahrscheinlichkeit eines Kreditrisikos. Fitch Ratings zufolge deuten ‚AA'-Ratings auf eine sehr hohe Fähigkeit hin, finanziellen Verpflichtungen termingerecht nachzukommen. Die Beeinträchtigung dieser Fähigkeit durch vorhersehbare Ereignisse ist gering. Die ‚AA'-Kategorie ist die zweithöchste Ratingkategorie von Fitch Ratings, das Minuszeichen zeigt die Einstufung am unteren Ende der ‚AA'-Kategorie an.

Zum Zeitpunkt der Veröffentlichung dieses Dokuments lagen keinerlei Änderungen der oben genannten Ratings vor.

Jedes Rating verdeutlicht die Einschätzung der Ratingagentur lediglich zum Zeitpunkt, zu dem uns das Rating mitgeteilt wurde. Sie sollten jedes Rating getrennt bewerten und für die Bedeutung der einzelnen Ratings die jeweiligen Erklärungen der Ratingagenturen heranziehen. Die Ratingagenturen können ihre Ratings jederzeit ändern, wenn sie der Meinung sind, dass die Umstände dies rechtfertigen. Sie sollten diese langfristigen Bonitätsratings nicht als Empfehlung zum Kauf, Halten oder Verkauf unserer Wertpapiere ansehen.

VERMÖGENSLAGE

Die nachfolgende Tabelle zeigt Informationen zur Entwicklung der Vermögenslage.

In Mio €	2007	2006
Summe der Aktiva	2.020.349	1.584.493
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	13.597	14.265
Forderungen aus Wertpapierleihen	55.961	62.943
Zum Fair Value bewertete Vermögenswerte	1.474.103	1.104.650
Zur Veräußerung verfügbare finanzielle Vermögenswerte	42.294	38.037
Forderungen aus dem Kreditgeschäft, netto	198.892	178.524
Summe der Verbindlichkeiten	1.981.883	1.551.018
Einlagen	457.946	411.916
Zum Fair Value bewertete Verbindlichkeiten	966.177	694.619
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	178.741	102.200
Langfristige Verbindlichkeiten	126.703	111.363
Eigenkapital	38.466	33.475
Kernkapital (Tier-1)	28.320	23.539
Ergänzungskapital (Tier-2)	9.729	10.770

Die Bilanzsumme des Konzerns belief sich zum Jahresende auf 2.020,3 Mrd € und stieg im Vergleich zum Vorjahresende um 435,9 Mrd € oder 28 % (2006: 1.584,5 Mrd €).

Zu dem Anstieg der Bilanzsumme trugen die zum Fair Value bewerteten Vermögenswerte mehr als 80 % bei. Im Wesentlichen war dies auf um 281,2 Mrd € höhere Handelsaktiva (hauptsächlich durch positive Marktwerte von Derivaten) und um 88,3 Mrd € gestiegene zum Fair Value klassifizierte Vermögenswerte (vornehmlich bei Wertpapierpensionsgeschäften und Wertpapierleihen) zurückzuführen. Darüber hinaus wuchsen die Forderungen aus dem Kreditgeschäft um 20,4 Mrd € auf 198,9 Mrd €. Dieser Anstieg resultierte im Wesentlichen aus organischem Wachstum und der Akquisition der Berliner Bank in PBC sowie aus höheren Volumina bei Investment Grade Loans und Handelsfinanzierungen in CIB. Forderungen aus Handelsgeschäften und Wertpapierabwicklung, insbesondere aus Prime-Brokerage-Geschäften, wuchsen um 37,2 Mrd € auf 151,2 Mrd € am Jahresende 2007.

Die Summe der Passiva erhöhte sich zum 31. Dezember 2007 im Vergleich zum Vorjahr um 430,9 Mrd € (28 %) auf 1.981,9 Mrd €. Diese Entwicklung war hauptsächlich auf die zum Fair Value bewerteten finanziellen Verpflichtungen zurückzuführen, die um 271,6 Mrd € stiegen. Darin enthalten war eine Zunahme der negativen Marktwerte aus Derivaten in Höhe von 216,1 Mrd €. Zudem stiegen die Verbindlichkeiten aus übertragenen Zentralbankeinlagen und Wertpapierpensionsgeschäften (Repos) um 76,5 Mrd € infolge größerer Refinanzierungserfordernisse durch den Ausbau der Summe der Aktiva. Die verzinslichen Einlagen und die langfristigen Verbindlichkeiten stiegen um 46,2 Mrd € beziehungsweise 15,3 Mrd €. Die Entwicklung der langfristigen Verbindlichkeiten war hauptsächlich auf einige volumenstarke Emissionen im zweiten Halbjahr 2007 zurückzuführen, da wir uns die komparativen Kostenvorteile von längerfristigen gegenüber kurzfristigen Finanzierungen zunutze machten.

Das Eigenkapital belief sich zum Jahresende 2007 auf 38,5 Mrd € und lag damit um 5,0 Mrd € (15 %) höher als im Vorjahr (2006: 33,5 Mrd €). Zu dieser Entwicklung trug in erster Linie der Gewinn von 6,5 Mrd € bei. Ferner ergab sich ein positiver Effekt von 0,8 Mrd € durch veränderte Handelsaktivitäten des Konzerns mit Derivaten auf Eigene Aktien, der als Verminderung des den Deutsche Bank Aktionären zurechenbaren Eigenkapitals verbucht wurde. Außerdem nahmen die Minderheitsanteile um 0,7 Mrd € zu, was vor allem auf die Konsolidierung von Unternehmen, bei denen der Konzern nicht der einzige Anteilseigner ist, zurückzuführen war. Diese Faktoren wurden teilweise durch Positionen ausgeglichen, die das den Deutsche Bank Aktionären zurechenbare Eigenkapital verringerten. Dazu zählten hauptsächlich die in 2007 für das Geschäftsjahr 2006 gezahlte Bardividende von 2,0 Mrd € und negative Effekte aus Wechselkursänderungen (insbesondere des US-Dollar und des Britischen Pfund) von 1,7 Mrd €.

Das aufsichtsrechtliche Kapital gemäß den Empfehlungen des Baseler Ausschusses für Bankenaufsicht stieg im Berichtsjahr um 3,7 Mrd € auf 38,0 Mrd €. Während das Kernkapital (Tier-1) um 4,8 Mrd € anstieg, ging das Ergänzungskapital (Tier-2) infolge auslaufender nachrangiger Verbindlichkeiten um 1,1 Mrd € zurück. Der Anstieg der Gewinnrücklagen, der teilweise durch die Dividendenabgrenzung und Aktienrückkäufe kompensiert wurde, sowie neu emittierte nicht kumulative Vorzugsaktien waren die wesentlichen Faktoren für den Anstieg des Kernkapitals (Tier-1).

WESENTLICHE RECHNUNGSLEGUNGSGRUNDSÄTZE UND -EINSCHÄTZUNGEN

Die in Note [1] des Konzernabschlusses dargelegten wesentlichen Rechnungslegungsgrundsätze sind für das Verständnis unseres Geschäftsergebnisses und der Finanzlage des Konzerns von maßgeblicher Bedeutung. Die Anwendung einiger dieser Rechnungslegungsgrundsätze setzt wesentliche Einschätzungen voraus, die auf komplexen subjektiven Beurteilungen sowie Annahmen beruhen. Da sich diese Einschätzungen auf zukünftige Ereignisse beziehen können, deren Auswirkungen sich nicht mit Sicherheit vorhersagen lassen, können sie in den einzelnen Rechnungsperioden abweichen, wenn sich die zugrunde gelegten Bedingungen ändern. Die Einschätzungen können sich ferner erheblich auf die Finanzlage auswirken oder die Finanzlage selbst beziehungsweise das Geschäftsergebnis beeinflussen. Als wesentliche Einschätzungen gelten auch solche, die das Management in der aktuellen Berichtsperiode bei sachgerechter Ermessensausübung anders hätte treffen können. Die tatsächlichen Ergebnisse können von diesen Einschätzungen abweichen, wenn sich die jeweiligen Umstände und zugrunde liegenden Bedingungen ändern.

Die Auswahl der als wesentlich zu betrachtenden Rechnungslegungsgrundsätze und -einschätzungen wird mit dem Prüfungsausschuss abgestimmt. Wir haben die nachstehend aufgeführten Rechnungslegungsgrundsätze, deren Anwendung in erheblichem Umfang auf Einschätzungen basiert, als wesentlich identifiziert.

- Bestimmung des Fair Value
- Risikovorsorge im Kreditgeschäft
- Wertminderung (Impairment) anderer Vermögenswerte
- Wertberichtigungen latenter Steuerforderungen
- ungewisse Verpflichtungen aus Gerichts- und aufsichtsbehördlichen Verfahren sowie aus Steuerrisiken

Zusätzliche Informationen zu wesentlichen Rechnungslegungseinschätzungen sind in dem entsprechenden Abschnitt unseres SEC-Berichts nach Form 20-F vom 26. März 2008 dargestellt.

ANGABEN NACH § 315 ABSATZ 4 HGB UND ERLÄUTERNDER BERICHT

ZUSAMMENSETZUNG DES GEZEICHNETEN KAPITALS

Zum 31. Dezember 2007 betrug das Grundkapital der Deutschen Bank AG 1.357.824.256,00 €, eingeteilt in 530.400.100 Stammaktien ohne Nennwert. Die Aktien sind voll eingezahlt und in der Form von Namensaktien begeben. Jede Aktie gewährt eine Stimme.

BESCHRÄNKUNGEN, DIE STIMMRECHTE ODER DIE ÜBERTRAGUNG VON AKTIEN BETREFFEN

In den Fällen des § 136 AktG ist das Stimmrecht aus den betroffenen Aktien von Gesetzes wegen ausgeschlossen. Soweit die Bank zum 31. Dezember 2007 Eigene Aktien in ihrem Bestand hielt, konnten daraus gemäß § 71b AktG keine Rechte ausgeübt werden. Sonstige Beschränkungen, die Stimmrechte oder die Übertragung von Aktien betreffen, sind uns nicht bekannt.

BETEILIGUNGEN AM KAPITAL, DIE MEHR ALS 10 % DER STIMMRECHTE ÜBERSCHREITEN

Nach dem Wertpapierhandelsgesetz muss jeder Anleger, der durch Erwerb, Veräußerung oder auf sonstige Weise bestimmte Anteile an Stimmrechten erreicht, überschreitet oder unterschreitet, dies uns und der Bundesanstalt für Finanzdienstleistungsaufsicht anzeigen. Der niedrigste Schwellenwert für diese Anzeigepflicht beträgt 3 %. Uns sind hiernach keine direkten oder indirekten Beteiligungen am Kapital bekannt, die 10 % der Stimmrechte erreichen oder überschreiten.

AKTIEN MIT SONDERRECHTEN, DIE KONTROLLBEFUGNISSE VERLEIHEN

Aktien mit Sonderrechten, die Kontrollbefugnisse verleihen, wurden nicht ausgegeben.

ART DER STIMMRECHTSKONTROLLE, WENN ARBEITNEHMER AM KAPITAL BETEILIGT SIND UND IHRE KONTROLLRECHTE NICHT UNMITTELBAR AUSÜBEN

Die Arbeitnehmer, die Aktien der Deutschen Bank halten, üben ihre Kontrollrechte wie andere Aktionäre unmittelbar nach Maßgabe der gesetzlichen Vorschriften und der Satzung aus.

BESTIMMUNGEN ÜBER DIE ERNENNUNG UND ABBERUFUNG VON VORSTANDSMITGLIEDERN

Nach dem Aktiengesetz (§ 84 AktG) und der Satzung der Deutschen Bank (§ 6) werden die Mitglieder des Vorstands vom Aufsichtsrat bestellt. Die Zahl der Vorstandsmitglieder wird vom Aufsichtsrat bestimmt. Nach der Satzung besteht der Vorstand mindestens aus drei Mitgliedern. Der Aufsichtsrat kann ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennen. Vorstandsmitglieder dürfen für höchstens fünf Jahre bestellt werden. Eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig. Nach dem Mitbestimmungsgesetz (§ 31) ist für die Bestellung von Vorstandsmitgliedern eine Mehrheit von mindestens zwei Dritteln der Mitglieder des Aufsichtsrats erforderlich. Kommt hiernach eine Bestellung nicht zustande, so hat der Vermittlungsausschuss innerhalb eines Monats dem Aufsichtsrat einen Vorschlag für die Bestellung zu machen. Der Aufsichtsrat bestellt dann die Mitglieder des Vorstands mit der Mehrheit der Stimmen seiner Mitglieder. Kommt auch hiernach eine Bestellung nicht zustande, so hat bei einer erneuten Abstimmung der Aufsichtsratsvorsitzende zwei Stimmen. Fehlt ein erforderliches Vorstandsmitglied, so hat in dringenden Fällen das Amtsgericht Frankfurt am Main auf Antrag eines Beteiligten das Mitglied zu bestellen (§ 85 AktG).

Nach dem Kreditwesengesetz muss der Bundesanstalt für Finanzdienstleistungsaufsicht und der Deutschen Bundesbank vor der beabsichtigten Bestellung von Vorstandsmitgliedern nachgewiesen werden, dass diese in ausreichendem Maße theoretische und praktische Kenntnisse in den Geschäften der Bank sowie Leitungserfahrung haben (§§ 24 Absatz 1 Nr. 1, 33 Absatz 2 KWG).

Der Aufsichtsrat kann die Bestellung zum Vorstandsmitglied und die Ernennung zum Vorsitzenden des Vorstands widerrufen, wenn ein wichtiger Grund vorliegt. Solche Gründe sind namentlich grobe Pflichtverletzung, Unfähigkeit zur ordnungsgemäßen Geschäftsführung oder Vertrauensentzug durch die Hauptversammlung – es sei denn, dass das Vertrauen aus offensichtlich unsachlichen Gründen entzogen worden ist.

Besteht Gefahr für die Erfüllung der Verpflichtungen eines Kreditinstituts gegenüber seinen Gläubigern oder besteht der begründete Verdacht, dass eine wirksame Aufsicht über das Kreditinstitut nicht möglich ist, kann die BaFin zur Abwendung dieser Gefahr einstweilige Maßnahmen treffen. Sie kann dabei auch Mitgliedern des Vorstands die Ausübung ihrer Tätigkeit untersagen oder beschränken (§ 46 Absatz 1 KWG). In diesem Fall hat das Amtsgericht Frankfurt am Main auf Antrag der BaFin die erforderlichen Vorstandsmitglieder zu bestellen, wenn infolge der Untersagung der Vorstand nicht mehr über die für die Führung der Geschäfte erforderliche Anzahl von Mitgliedern verfügt (§ 46 Absatz 2 KWG).

BESTIMMUNGEN ÜBER DIE ÄNDERUNG DER SATZUNG

Jede Änderung der Satzung bedarf eines Beschlusses der Hauptversammlung (§ 179 AktG). Die Befugnis zu Änderungen, die nur die Fassung betreffen, wie zum Beispiel Änderungen des Grundkapitals infolge Ausnutzung von genehmigtem Kapital, ist in der Satzung der Deutschen Bank dem Aufsichtsrat übertragen worden (§ 20 Absatz 3). Die Beschlüsse der Hauptversammlung werden gemäß der Satzung mit einfacher Stimmenmehrheit und, soweit eine Kapitalmehrheit erforderlich ist, mit einfacher Kapitalmehrheit gefasst, falls nicht das Gesetz oder die Satzung zwingend etwas anderes vorschreibt (§ 20 Absatz 1). Satzungsänderungen werden mit der Eintragung in das Handelsregister wirksam (§ 181 Absatz 3 AktG).

BEFUGNIS DES VORSTANDS, AKTIEN AUSZUGEBEN ODER ZURÜCKZUKAUFEN

Der Vorstand ist ermächtigt, das Grundkapital durch Ausgabe neuer Aktien gegen Geldeinlagen, in einigen Fällen auch gegen Sacheinlagen zu erhöhen. Zum 31. Dezember 2007 verfügte die Deutsche Bank über ein genehmigtes Kapital von 454.000.000 €, das in Teilbeträgen mit unterschiedlichen Befristungen bis zum 30. April 2011 begeben werden kann. Die näheren Einzelheiten ergeben sich aus § 4 der Satzung.

Genehmigtes Kapital	Befristet bis
128.000.000 €[1]	30. April 2008
198.000.000 €	30. April 2009
128.000.000 €[1]	30. April 2011

1 Kapitalerhöhungen können zum Erwerb von Unternehmen oder Beteiligungen an Unternehmen gegen Sacheinlagen vorgenommen werden

Die Hauptversammlung am 24. Mai 2007 hat den Vorstand ergänzend ermächtigt, das Grundkapital durch Ausgabe neuer Aktien gegen Geldeinlage um bis zu 85.000.000 € zu erhöhen. Dieses genehmigte Kapital wurde erst am 14. Februar 2008 mit der Eintragung in das Handelsregister wirksam. Es kann bis zum 30. April 2012 ausgenutzt werden.

Der Vorstand wurde von der Hauptversammlung am 2. Juni 2004 ermächtigt, bis zum 30. April 2009 einmalig oder mehrmals auf den Inhaber oder Namen lautende Genussscheine, denen Inhaberoptionsrechte beigefügt oder die mit einem Wandlungsrecht für den Inhaber verbunden werden können, sowie Options- und/oder Wandelschuldverschreibungen zu begeben. Zu diesem Zweck wurde das Grundkapital um bis zu 150.000.000 € bedingt erhöht.

Der Vorstand wurde von der Hauptversammlung am 24. Mai 2007 nach § 71 Absatz 1 Nr. 7 AktG ermächtigt, bis zum 31. Oktober 2008 zum Zwecke des Wertpapierhandels Eigene Aktien zu Preisen, die den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den jeweils drei vorangehenden Börsentagen nicht um mehr als 10 % über- beziehungsweise unterschreiten, zu kaufen und zu verkaufen. Dabei darf der Bestand der zu diesem Zweck erworbenen Aktien am Ende keines Tages 5 % des Grundkapitals der Deutschen Bank AG übersteigen.

Der Vorstand wurde von der Hauptversammlung am 24. Mai 2007 nach § 71 Absatz 1 Nr. 8 AktG ermächtigt, bis zum 31. Oktober 2008 Eigene Aktien bis zu 10 % des derzeitigen Grundkapitals zu erwerben. Zusammen mit den für Handelszwecke und aus anderen Gründen erworbenen Eigenen Aktien, die sich jeweils im Besitz der Gesellschaft befinden oder ihr nach §§ 71a ff. AktG zuzurechnen sind, dürfen die aufgrund dieser Ermächtigung erworbenen Aktien zu keinem Zeitpunkt 10 % des Grundkapitals der Gesellschaft übersteigen. Der Erwerb darf über die Börse oder mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots erfolgen. Der Gegenwert für den Erwerb der Aktien (ohne Erwerbsnebenkosten) darf bei Erwerb über die Börse den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor der Verpflichtung zum Erwerb nicht um mehr als 10 % über- und nicht um mehr als 20 % unterschreiten. Bei einem öffentlichen Kaufangebot darf er den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor dem Tag der Veröffentlichung des Angebots nicht um mehr als 15 % über- und nicht um mehr als 10 % unterschreiten. Sollte bei einem öffentlichen Kaufangebot das Volumen der angebotenen Aktien das vorgesehene Rückkaufvolumen überschreiten, muss die Annahme im Verhältnis der jeweils angebotenen Aktien erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 50 Stück zum Erwerb angebotener Aktien der Gesellschaft je Aktionär kann vorgesehen werden.

Der Vorstand wurde ferner ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen Aktien sowie etwa aufgrund vorangehender Ermächtigungen nach § 71 Absatz 1 Nr. 8 AktG erworbener Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, soweit dies gegen Sachleistung unter Ausschluss des Bezugsrechts der Aktionäre zu dem Zweck erfolgt, Unternehmen oder Beteiligungen an Unternehmen zu erwerben. Darüber hinaus wird der Vorstand ermächtigt, bei einer Veräußerung erworbener Eigener Aktien durch Angebot an alle Aktionäre den Inhabern der von der Gesellschaft ausgegebenen Optionsscheine, Wandelschuldverschreibungen und Wandelgenussrechte ein Bezugsrecht auf die Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Für diese Fälle und in diesem Umfang wurde das Bezugsrecht der Aktionäre ausgeschlossen. Der Vorstand wurde weiter ermächtigt, das Bezugsrecht der Aktionäre auszuschließen, soweit die Aktien dazu verwendet werden, sie als Belegschaftsaktien an Mitarbeiter und Pensionäre der Gesellschaft und mit ihr verbundener Unternehmen auszugeben, oder soweit sie zur Bedienung von Mitarbeitern der Gesellschaft und verbundener Unternehmen eingeräumten Optionsrechten beziehungsweise Erwerbsrechten oder Erwerbspflichten auf Aktien der Gesellschaft verwendet werden sollen.

Ferner wurde der Vorstand ermächtigt, die Aktien unter Ausschluss des Bezugsrechts der Aktionäre an Dritte gegen Barzahlung zu veräußern, wenn der Kaufpreis den Börsenpreis der Aktien zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Von dieser Ermächtigung darf nur Gebrauch gemacht werden, wenn sichergestellt ist, dass die Zahl der aufgrund dieser Ermächtigung veräußerten Aktien zusammen mit Aktien, die aus genehmigtem Kapital unter Ausschluss des Bezugsrechts der Aktionäre nach § 186 Absatz 3 Satz 4 AktG ausgegeben werden, 10 % des bei der Ausgabe beziehungsweise der Veräußerung von Aktien vorhandenen Grundkapitals der Gesellschaft nicht übersteigt.

Der Vorstand wurde weiter ermächtigt, aufgrund dieser Ermächtigung erworbene Aktien einzuziehen, ohne dass die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

Der Vorstand wurde von der Hauptversammlung am 24. Mai 2007 ergänzend ermächtigt, den Aktienerwerb unter der beschlossenen Ermächtigung auch unter Einsatz von Put- und Call-Optionen durchzuführen. Die Gesellschaft kann danach auf physische Belieferung gerichtete Put-Optionen an Dritte verkaufen und Call-Optionen von Dritten kaufen, wenn durch die Optionsbedingungen sichergestellt ist, dass diese nur mit Aktien beliefert werden, die ihrerseits unter Wahrung des Gleichbehandlungsgrundsatzes erworben wurden. Alle Aktienerwerbe unter Einsatz von Put- und Call-Optionen sind dabei auf Aktien im Umfang von höchstens 5 % des zum Zeitpunkt der Beschlussfassung der Hauptversammlung über diese Ermächtigung vorhandenen Grundkapitals beschränkt. Die Laufzeiten der Optionen müssen spätestens am 31. Oktober 2008 enden.

Der bei Ausübung der Optionen zu zahlende Kaufpreis für die Aktien darf den Mittelwert der Aktienkurse (Schlussauktionskurse der Deutsche Bank-Aktien im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor Abschluss des betreffenden Optionsgeschäfts nicht um mehr als 10 % über- oder unterschreiten, jeweils ohne Erwerbsnebenkosten, aber unter Berücksichtigung der erhaltenen beziehungsweise gezahlten Optionsprämie.

Für die Veräußerung und Einziehung von Aktien, die unter Einsatz von Derivaten erworben wurden, gelten die von der Hauptversammlung festgesetzten allgemeinen Regeln.

WESENTLICHE VEREINBARUNGEN, DIE UNTER DER BEDINGUNG EINES KONTROLLWECHSELS INFOLGE EINES ÜBERNAHMEANGEBOTS STEHEN

Wesentliche Vereinbarungen, die unter der Bedingung eines Kontrollwechsels infolge eines Übernahmeangebots stehen, wurden nicht getroffen.

ENTSCHÄDIGUNGSVEREINBARUNGEN FÜR DEN FALL EINES ÜBERNAHMEANGEBOTS

Sofern ein Mitglied des Vorstands im Rahmen eines Kontrollerwerbs ausscheidet, erhält es eine einmalige Vergütung ausgezahlt, die im nachfolgenden Vergütungsbericht näher dargestellt ist.

Sofern das Anstellungsverhältnis bestimmter Führungskräfte mit globaler oder strategisch bedeutender Verantwortung im Rahmen eines Kontrollerwerbs innerhalb einer definierten Frist beendet wird, ohne dass ein von den Führungskräften zu vertretender Grund vorliegt, oder diese Führungskräfte ihr Anstellungsverhältnis kündigen, weil das Unternehmen bestimmte Maßnahmen ergriffen hat, die zu einer Einschränkung der Verantwortlichkeiten führen, steht den Führungskräften eine Abfindungszahlung zu. Die Berechnung der Abfindung bemisst sich grundsätzlich nach dem 1,5 bis 2,5-Fachen der letzten Jahresgesamtvergütung (Grundgehalt und variable – bar und aktienbasierte – Vergütung) vor dem Kontrollerwerb. Dabei findet die Entwicklung der Gesamtvergütung in den drei Kalenderjahren vor dem Kontrollerwerb entsprechende Berücksichtigung.

VERGÜTUNGSBERICHT

Der Vergütungsbericht erläutert die Grundzüge, die auf die Festlegung der Vergütung von Vorstand und Aufsichtsrat der Deutsche Bank AG Anwendung finden, sowie Höhe und Struktur der Vorstands- und Aufsichtsratsvergütung. Der Vergütungsbericht richtet sich nach den Vorgaben des § 314 Abs. 1 Nr. 6 HGB, des Deutschen Rechnungslegungs Standards (DRS) 17, „Berichterstattung über die Vergütung der Organmitglieder", sowie den Empfehlungen des Deutschen Corporate Governance Kodex.

GRUNDZÜGE DES VERGÜTUNGSSYSTEMS FÜR DIE MITGLIEDER DES VORSTANDS

Der Präsidialausschuss des Aufsichtsrats ist für die Festlegung der Struktur der Vergütung der Mitglieder des Vorstands zuständig und legt die Höhe der Vergütung für den Vorstand fest. Die Struktur der Vorstandsvergütung wird regelmäßig auf Vorschlag des Präsidialausschusses im Aufsichtsratsplenum beraten und überprüft.

Die Mitglieder des Vorstands haben für das Geschäftsjahr 2007 für ihre Vorstandstätigkeit eine Vergütung (einschließlich der in 2008 für das Geschäftsjahr 2007 gewährten erfolgsabhängigen Bestandteile) von insgesamt 33.182.395 € (2006: 32.901.538 €) erhalten. Diese Gesamtvergütung setzte sich aus den folgenden überwiegend erfolgsorientierten Komponenten zusammen:

in €	2007	2006
Erfolgsunabhängige Komponenten:		
Grundgehalt	3.883.333	4.081.111
Sonstige Leistungen	466.977	526.369
Erfolgsbezogene Komponenten	17.360.731	18.332.086
Komponenten mit langfristiger Anreizwirkung	11.471.354	9.961.972
Gesamtvergütung	**33.182.395**	**32.901.538**

Die Zahlen beziehen sich auf Vorstandsmitglieder, die im jeweiligen Berichtsjahr tätig waren.

Mit den Mitgliedern des Vorstands wurden Dienstverträge geschlossen. Darin sind folgende Vergütungsbestandteile geregelt:

ERFOLGSUNABHÄNGIGE KOMPONENTEN. Die erfolgsunabhängigen Komponenten bestehen aus dem Grundgehalt sowie sonstigen Leistungen.

Das Grundgehalt der Mitglieder des Vorstands wird auf Basis einer Analyse der Gehälter festgesetzt, die in einer ausgewählten Gruppe vergleichbarer internationaler Unternehmen an die Mitglieder der Geschäftsleitung gezahlt werden. Es wird in monatlichen Raten ausgezahlt.

Die sonstigen Leistungen umfassen den geldwerten Vorteil von Sachbezügen wie Firmenwagen und Fahrergestellung, Versicherungsprämien, geschäftsbezogene Repräsentationsaufwendungen und Sicherheitsmaßnahmen, inklusive der gegebenenfalls hierauf übernommenen Steuern.

ERFOLGSBEZOGENE KOMPONENTEN. Die erfolgsbezogenen Komponenten bestehen aus einer Bonuszahlung in bar und dem Mid-Term Incentive („MTI"). Maßgeblich für die erfolgsabhängige jährliche Bonuszahlung in bar ist das Erreichen der geplanten Eigenkapitalrendite. Als weiteren Bestandteil der variablen Vergütung erhalten die Vorstandsmitglieder ein erfolgsabhängiges Mid-Term Incentive, das – bezogen auf einen rollierenden Zweijahreszeitraum – aus dem Verhältnis der Aktienrendite der Bank zum entsprechenden Durchschnittswert einer ausgewählten Gruppe vergleichbarer Unternehmen abgeleitet wird. Die MTI-Zahlung besteht aus einer Barvergütung (rund ein Drittel) und aktienbasierten Vergütungselementen (rund zwei Drittel), welche langfristige Risikokomponenten enthalten und im nachfolgenden Absatz erläutert werden.

KOMPONENTEN MIT LANGFRISTIGER ANREIZWIRKUNG. Die Mitglieder des Vorstands erhalten als Teil ihres Mid-Term Incentive aktienbasierte Vergütungselemente (DB Equity Units) im Rahmen des DB Global Partnership Plans. Der endgültige Wert der den Vorstandsmitgliedern gewährten aktienbasierten Vergütungsbestandteile wird vom Wert der Deutsche Bank-Aktie bei Zuteilung abhängen, sodass diese eine langfristige Anreizwirkung entfalten.

Im Februar 2008 wurden den in 2007 tätigen Vorstandsmitgliedern für ihre Leistung im Geschäftsjahr 2007 insgesamt 150.008 Aktienrechte (DB Equity Units) gewährt (2006: 86.499). Die Aktien aus diesen Rechten, deren Erhalt an bestimmte Bedingungen geknüpft ist, werden am 1. August 2011 zugeteilt.

Weitere Informationen zu diesen Aktienrechten (DB Equity Units), die im Rahmen des DB Global Partnership Plans ausgegeben werden, sind in Note [31] des Konzernabschlusses enthalten.

VERGÜTUNG DER MITGLIEDER DES VORSTANDS

Unsere in 2007 tätigen Vorstandsmitglieder erhielten für die Jahre 2007 und 2006 die nachstehenden Vergütungskomponenten:

Mitglieder des Vorstands in €		Erfolgsunabhängige Komponenten		Erfolgsbezogene Komponenten	Komponenten mit langfristiger Anreizwirkung[1]	Gesamtvergütung
		Grundgehalt	Sonstige Leistungen			
Dr. Josef Ackermann	2007	1.150.000	151.517	8.148.725	4.531.250	13.981.492
	2006	1.150.000	156.930	8.134.813	3.770.000	13.211.743
Dr. Hugo Bänziger[2]	2007	800.000	73.451	2.713.368	2.031.250	5.618.069
	2006	528.889	40.359	1.615.194	1.117.278	3.301.720
Anthony Di Iorio[2]	2007	800.000	50.806	2.713.368	2.031.250	5.595.424
	2006	528.889	35.217	1.615.194	1.117.278	3.296.578
Dr. Tessen von Heydebreck[3]	2007	333.333	61.145	1.071.902	846.354	2.312.734
	2006	800.000	147.918	2.884.938	1.690.000	5.522.856
Hermann-Josef Lamberti	2007	800.000	130.058	2.713.368	2.031.250	5.674.676
	2006	800.000	94.390	2.884.938	1.690.000	5.469.328

1 Die Anzahl der 2008 an die Mitglieder des Vorstands gewährten DB Equity Units wurde mittels Division der genannten Eurowerte durch den Betrag von 76,47 €, dem durchschnittlichen Schlusskurs der Deutsche Bank-Aktie an den 10 Handelstagen vor dem 5. Februar 2008 im Xetra-Handel, ermittelt. Hieraus ergab sich die folgende Anzahl gewährter DB Equity Units: Herr Dr. Ackermann 59.255, Herr Dr. Bänziger 26.562, Herr Di Iorio 26.562, Herr Dr. von Heydebreck 11.067 und Herr Lamberti 26.562. Die Anzahl der 2007 an die Mitglieder des Vorstands gewährten DB Equity Units wurde mittels Division der genannten Eurowerte durch den Schlusskurs der Deutsche Bank-Aktie am 1. Februar 2007 in Höhe von 108,49 € ermittelt. Hieraus ergab sich die folgende Anzahl gewährter DB Equity Units: Herr Dr. Ackermann 34.749, Herr Dr. Bänziger 10.298, Herr Di Iorio 10.298, Herr Dr. von Heydebreck 15.577 und Herr Lamberti 15.577.

2 Mitglied des Vorstands seit 4. Mai 2006.

3 Mitglied des Vorstands bis 24. Mai 2007.

Aus Mandaten für konzerneigene Gesellschaften erhielten die Mitglieder des Vorstands keine Vergütung.

Die aktiven Mitglieder des Vorstands haben eine beitragsorientierte Versorgungszusage, die in ihrer Struktur dem allgemeinen Pensionsplan für Mitarbeiter der Bank entspricht. Im Rahmen dieses beitragsorientierten Pensionsplans wurde für jedes Vorstandsmitglied ein persönliches Versorgungskonto eingerichtet, in das jedes Jahr ein Versorgungsbaustein eingestellt wird. Der Versorgungsbaustein wird mit einem individuellen Beitragssatz auf Basis des Grundgehalts sowie des Bonus bis zu einer Obergrenze errechnet und enthält durch einen altersabhängigen Faktor eine Vorabverzinsung von durchschnittlich 6 % bis zum Alter von 60. Ab einem Alter von 61 wird das Versorgungskonto jährlich mit 6 % bis zum Pensionierungszeitpunkt verzinst. Die jährlichen Versorgungsbausteine bilden zusammen das Versorgungskapital, das im Versorgungsfall zur Verfügung steht. Die Versorgungsleistung kann nach Ausscheiden aus dem Vorstand aber vor Eintritt eines der Versorgungsfälle (Altersgrenze, Invalidität oder Tod) fällig werden. Die Versorgungsanwartschaft ist von Beginn an unverfallbar.

2007 ergab sich für die erläuterten Versorgungszusagen ein Dienstzeitaufwand für Herrn Dr. Ackermann von 354.291 €, für Herrn Dr. Bänziger von 501.906 €, für Herrn Di Iorio von 345.271 €, für Herrn Dr. von Heydebreck von 94.980 € und für Herrn Lamberti von 307.905 €. 2006 ergab sich für die vorgenannten Versorgungszusagen ein Dienstzeitaufwand für Herrn Dr. Ackermann von 389.403 €, für Herrn Dr. Bänziger von 112.893 €, für Herrn Di Iorio von 85.918 €, für Herrn Dr. von Heydebreck von 238.937 € und für Herrn Lamberti von 338.710 €.

Zum 31. Dezember 2007 wiesen die Versorgungskonten der gegenwärtigen Vorstandsmitglieder folgende Guthaben aus: 3.782.588 € für Herrn Dr. Ackermann, 785.668 € für Herrn Dr. Bänziger, 414.094 € für Herrn Di Iorio und 3.770.174 € für Herrn Lamberti. Zum 31. Dezember 2006 hatten die Versorgungskonten folgende Guthaben ausgewiesen: 3.434.713 € für Herrn Dr. Ackermann, 158.668 € für Herrn Dr. Bänziger, 79.334 € für Herrn Di Iorio und 3.352.174 € für Herrn Lamberti. Die unterschiedliche Höhe der Beträge resultiert aus der unterschiedlichen Dauer der Vorstandstätigkeit, den jeweiligen altersabhängigen Faktoren, den unterschiedlichen Beitragssätzen sowie den individuellen versorgungsfähigen Bezügen. Den Herren Dr. Ackermann und Lamberti steht daneben grundsätzlich nach ihrem Ausscheiden aus dem Vorstand ein monatliches Ruhegeld von 29.400 € aus einer abgelösten Pensionszusage zu.

Scheidet ein derzeitiges Vorstandsmitglied aus dem Amt aus, so steht ihm für die Dauer von sechs Monaten eine Übergangszahlung zu. Ausgenommen ist beispielsweise der Fall, dass das Vorstandsmitglied durch sein Verschulden einen Grund zur fristlosen Entlassung gibt. Die Übergangszahlung, die ein Vorstandsmitglied für diesen Zeitraum von sechs Monaten erhalten hätte, wenn es zum 31. Dezember 2007 oder 31. Dezember 2006 aus dem Vorstand ausgeschieden wäre, belief sich für Herrn Dr. Ackermann auf 2.825.000 € sowie für Herrn Dr. Bänziger, Herrn Di Iorio und Herrn Lamberti auf jeweils 1.150.000 €.

Sofern ein Vorstandsmitglied, dessen Bestellung zu Beginn des Jahres 2006 bestand, nach Vollendung des 60. Lebensjahres ausscheidet, steht ihm grundsätzlich im Anschluss an die sechsmonatige Übergangszeit die Zahlung von zunächst 75 % und dann 50 % der Summe aus Grundgehalt und Bonus (letzte Zielgröße) für die Dauer von jeweils 24 Monaten zu. Die Übergangszahlung endet spätestens sechs Monate nach Ablauf der Hauptversammlung des Jahres, in dem das Vorstandsmitglied das Alter von 65 erreicht.

Nach Maßgabe der mit den jeweiligen Vorstandsmitgliedern geschlossenen Dienstverträge haben diese bei vorzeitiger Beendigung der Bestellung auf Veranlassung der Bank, ohne dass diese berechtigt ist, die Bestellung aus wichtigem Grund zu widerrufen oder den Anstellungsvertrag fristlos zu kündigen, Anspruch auf eine Abfindung. Diese wird von dem Präsidialausschuss nach billigem Ermessen festgelegt. Sie beträgt in der Regel den jeweils niedrigeren Betrag von zwei Jahresvergütungen beziehungsweise der Vergütung für die Restlaufzeit des Anstellungsvertrags (als Basis für die Berechnung der Vergütung dient die Jahresvergütung (Gehalt, Bonus und MTI-Zahlung) für das vorangegangene Geschäftsjahr).

Sofern das Vorstandsmitglied im Zusammenhang mit einem Kontrollerwerb ausscheidet, hat es Anspruch auf eine Abfindung. Diese wird von dem Präsidialausschuss nach billigem Ermessen festgelegt. Sie beträgt in der Regel den jeweils niedrigeren Betrag von drei Jahresvergütungen beziehungsweise der Vergütung für die Restlaufzeit des Anstellungsvertrags (als Basis für die Berechnung der Vergütung dient die Jahresvergütung (Gehalt, Bonus, MTI-Zahlung) für das vorangegangene Geschäftsjahr).

AKTIENBESITZ DER MITGLIEDER DES VORSTANDS

Am 29. Februar 2008 beziehungsweise 28. Februar 2007 hielten die Vorstandsmitglieder die folgende Anzahl an Aktien, Aktienrechten aus DB Equity Units und Performanceoptionen:

Mitglieder des Vorstands		Anzahl Aktien	Anzahl DB Equity Units[1]	Anzahl Performance-optionen
Dr. Josef Ackermann	2008	275.421	192.945	–
	2007	232.903	176.208	–
Dr. Hugo Bänziger	2008	31.219	103.881	–
	2007	10.734	112.114	59.286
Anthony Di Iorio	2008	16.363	69.598	–
	2007	7.330	60.234	16.676
Hermann-Josef Lamberti	2008	74.445	86.491	–
	2007	55.385	78.989	30.697
Insgesamt	**2008**	**397.448**	**452.915**	–
Insgesamt	2007	306.352	427.545	106.659

1 Einschließlich der Aktienrechte (Restricted Equity Units) der Herren Dr. Bänziger und Di Iorio, die diese im Zusammenhang mit dem vor der Ernennung als Vorstandsmitglied bestehenden Anstellungsverhältnis erhalten haben. Die in der Tabelle erfassten DB Equity Units und Restricted Equity Units haben unterschiedliche Unverfallbarkeits- und Zuteilungsdaten. In der Folge werden die letzten Aktienrechte am 1. August 2011 fällig und zugeteilt.

Die derzeitigen Mitglieder des Vorstands hielten zum 29. Februar 2008 insgesamt 397.448 Aktien, was rund 0,07 % der an diesem Stichtag ausgegebenen Aktien entsprach. Zum 28. Februar 2007 hielten sie insgesamt 306.352 Aktien, was rund 0,06 % der an diesem Stichtag ausgegebenen Aktien entsprach.

Im Rahmen des DB Global Partnership Plans erhielten die Mitglieder des Vorstands in den Geschäftsjahren 2002 bis 2004 Performanceoptionen. Für jede Performanceoption wurde ein Partnership Appreciation Right gewährt. Nach dem Jahr 2004 wurden keine weiteren Performanceoptionen gewährt. Zum 31. Dezember 2006 hielten die Mitglieder des Vorstands die folgenden Performanceoptionen:

	Ausübungspreis in €	Anzahl Performanceoptionen
Dr. Josef Ackermann	N/A	–
Dr. Hugo Bänziger	89,96	59.286
Anthony Di Iorio	89,96	6.854
	47,53	9.822
Hermann-Josef Lamberti	89,96	16.056
	76,61	14.641

N/A – nicht anwendbar

Alle oben genannten Performanceoptionen wurden am 25. Mai 2007 ausgeübt. Der Aktienkurs am Ausübungstag betrug 111,46 €.

Der Aufwand im Geschäftsjahr 2007 für im Geschäftsjahr 2007 sowie in Vorjahren für ihre Tätigkeit als Vorstand gewährte Komponenten mit langfristiger Anreizwirkung betrug für Herrn Dr. Ackermann 3.199.221 €, für Herrn Dr. Bänziger 403.758 €, für Herrn Di Iorio 403.758 €, für Herrn Dr. von Heydebreck 1.434.133 € und für Herrn Lamberti 1.434.133 €. Im Geschäftsjahr 2006 betrug der entsprechende Aufwand für diese Komponenten für Herrn Dr. Ackermann 3.210.564 €, für Herrn Dr. von Heydebreck 1.440.380 € und für Herrn Lamberti 1.440.380 €. Herr Dr. Bänziger und Herr Di Iorio wechselten erst 2006 in den Vorstand, sodass in diesem Jahr kein Aufwand für Komponenten mit langfristiger Anreizwirkung für ihre Vorstandstätigkeit entstand.

Weitere Informationen zu den Aktienrechten (DB Equity Units), Performanceoptionen und Partnership Appreciation Rights, die im Rahmen des DB Global Partnership Plans gewährt wurden, sind in Note [31] des Konzernabschlusses enthalten.

GRUNDZÜGE DES VERGÜTUNGSSYSTEMS FÜR DIE MITGLIEDER DES AUFSICHTSRATS

Die Vergütung des Aufsichtsrats ist in der Satzung geregelt, die bei Bedarf durch die Hauptversammlung angepasst werden kann. Neue Vergütungsregelungen wurden zuletzt in der Hauptversammlung am 24. Mai 2007 beschlossen. Gründe für die Neuregelung waren insbesondere die gestiegenen Anforderungen und Aufgaben, die Entwicklung der Bank und ihres Umfelds, die Praxis in Deutschland sowie bei den europäischen Wettbewerbern und die Vorgaben des Deutschen Corporate Governance Kodex. Die feste Vergütung wurde verdoppelt, um den gestiegenen Kontrollaufgaben des Aufsichtsrats Rechnung zu tragen. Gleichzeitig wurde die dividendenabhängige Vergütung mehr als halbiert und der Schwellenwert, ab dem eine dividendenabhängige Vergütung gezahlt wird, deutlich angehoben. Die am langfristigen Unternehmenserfolg orientierte Komponente wurde neu strukturiert: Die bisher an der Kursentwicklung einer Vergleichsgruppe orientierte Vergütungskomponente richtet sich nunmehr nach dem Durchschnittswert des bereinigten Gewinns pro Aktie der letzten drei Geschäftsjahre. Für diesen Vergütungsbestandteil wurde ebenfalls ein entsprechender Schwellenwert festgelegt. Darüber hinaus wurde die intensivierte Kontroll- und Beratungstätigkeit in den Ausschüssen eines komplexen, weltweit tätigen Finanzdienstleistungsunternehmens durch deutliche Erhöhung der Zuschläge für den Vorsitz und die Mitgliedschaft in den Ausschüssen berücksichtigt. Der Aufsichtsratsvorsitzende erhielt bisher für den Vorsitz das Dreifache der Vergütung sowie zusätzlich für seine Tätigkeit in allen Ausschüssen die entsprechenden Zuschläge. Die neuen Vergütungsregeln tragen seiner herausgehobenen Aufgabe mit dem Vierfachen der Vergütung eines einfachen Aufsichtsratsmitglieds Rechnung, schließen aber gleichzeitig für ihn jegliche Zuschläge für die Ausschusstätigkeit aus.

Für das Geschäftsjahr 2007 gelten damit die folgenden Regelungen: Die Vergütung besteht aus einer festen Vergütung in Höhe von 60.000 € pro Jahr und einem dividendenabhängigen Bonus in Höhe von 100 € pro Jahr je 0,01 € ausgeschüttete Dividende, die 1,00 € je Aktie übersteigt. Die Mitglieder des Aufsichtsrats erhalten ferner eine auf den langfristigen Unternehmenserfolg bezogene jährliche Vergütung in Höhe von je 100 € für jede 0,01 €, um die der Durchschnitt der im Finanzbericht der Gesellschaft im Einklang mit den jeweils anwendbaren Rechnungslegungsvorschriften für den Konzern ausgewiesenen Ergebnisse je Aktie (verwässert) aus dem Jahresüberschuss nach Steuern für die letzten drei abgelaufenen Geschäftsjahre den Betrag von 4,00 € übersteigt.

Diese Beträge erhöhen sich um 100 % je Mitgliedschaft in einem Ausschuss des Aufsichtsrats. Für den Vorsitz in einem Ausschuss beträgt der Erhöhungssatz 200 %. Beides gilt nicht für den nach § 27 Abs. 3 MitbestG gebildeten Ausschuss. Der Aufsichtsratsvorsitzende erhält das Vierfache, sein Stellvertreter das Eineinhalbfache der Gesamtvergütung eines ordentlichen Mitglieds. Für den Aufsichtsratsvorsitzenden stellt dies gleichzeitig die Obergrenze dar. Die Mitglieder des Aufsichtsrats erhalten ein Sitzungsgeld in Höhe von 1.000 € für jede Sitzung des Aufsichtsrats und seiner Ausschüsse, an der sie teilnehmen. Darüber hinaus werden die Mitglieder des Aufsichtsrats in unserem Interesse in angemessener Höhe in eine von der Deutschen Bank abgeschlossene Vermögensschaden-Haftpflichtversicherung einbezogen, soweit eine solche besteht. Die Prämien hierfür werden von der Bank entrichtet.

Wir erstatten den Mitgliedern des Aufsichtsrats sämtliche Barauslagen sowie etwaige Umsatzsteueraufwendungen (derzeit 19 %), die ihnen in Verbindung mit ihren Aufgaben als Mitglied des Aufsichtsrats entstehen. Die bei der Deutschen Bank angestellten Arbeitnehmervertreter des Aufsichtsrats erhalten außerdem ihr Mitarbeitergehalt. Die Vergütung für Aufsichtsratsmitglieder, die dem Aufsichtsrat nicht während des ganzen Geschäftsjahres angehören, wird im Verhältnis zur Amtsdauer berücksichtigt, wobei eine Aufrundung auf volle Monate erfolgt.

Auf sämtliche Vergütungen einschließlich des Sitzungsgelds für den neuen Nominierungsausschuss, der am 30. Oktober 2007 gebildet wurde, haben die Mitglieder des Nominierungsausschusses verzichtet.

VERGÜTUNG DER MITGLIEDER DES AUFSICHTSRATS FÜR DAS GESCHÄFTSJAHR 2007

Die Mitglieder des Aufsichtsrats erhalten ihre Vergütung nach Ablauf des jeweiligen Geschäftsjahres. Im Januar 2008 haben wir jedem Aufsichtsratsmitglied für seine Tätigkeit im Jahr 2007 die feste Vergütung und die Sitzungsgelder überwiesen. Zusätzlich erhält jedes Aufsichtsratsmitglied nach der Hauptversammlung im Mai 2008 für seine Tätigkeit im Jahr 2007 die an unseren langfristigen Unternehmenserfolg geknüpfte Vergütung sowie die dividendenabhängige Vergütung. Unter der Annahme, dass die Hauptversammlung im Mai 2008 der vorgeschlagenen Dividende von 4,50 € pro Aktie zustimmen wird, erhält der Aufsichtsrat eine Gesamtvergütung von 6.022.084 € (2006: 3.388.583 €). Die individuelle Vergütung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2007 setzt sich wie folgt zusammen (ohne gesetzliche Umsatzsteuer):

Mitglieder des Aufsichtsrats	Vergütung für das Geschäftsjahr 2007				Vergütung für das Geschäftsjahr 2006			
in €	Fest	Variabel[6]	Sitzungsgeld	Insgesamt	Fest	Variabel	Sitzungsgeld	Insgesamt
Dr. Clemens Börsig[1]	240.000	400.667	22.000	662.667	85.000	228.167	11.000	324.167
Heidrun Förster	210.000	350.583	16.000	576.583	60.000	169.000	16.000	245.000
Dr. Karl-Gerhard Eick	180.000	300.500	11.000	491.500	52.500	149.750	10.000	212.250
Ulrich Hartmann	120.000	200.333	9.000	329.333	37.500	111.250	9.000	157.750
Gerd Herzberg[2]	60.000	100.167	5.000	165.167	17.500	53.667	2.000	73.167
Sabine Horn	120.000	200.333	10.000	330.333	37.500	111.250	11.000	159.750
Rolf Hunck	120.000	200.333	12.000	332.333	37.500	111.250	10.000	158.750
Sir Peter Job	180.000	300.500	16.000	496.500	45.000	130.500	16.000	191.500
Prof. Dr. Henning Kagermann	120.000	200.333	8.000	328.333	37.500	111.250	10.000	158.750
Ulrich Kaufmann	120.000	200.333	9.000	329.333	37.500	111.250	11.000	159.750
Peter Kazmierczak[3]	60.000	100.167	5.000	165.167	27.500	84.333	5.000	116.833
Maurice Lévy[4]	60.000	100.167	4.000	164.167	17.500	53.667	2.000	73.167
Henriette Mark	60.000	100.167	5.000	165.167	30.000	92.000	5.000	127.000
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	120.000	200.333	10.000	330.333	37.500	111.250	11.000	159.750
Gabriele Platscher	60.000	100.167	5.000	165.167	30.000	92.000	6.000	128.000
Karin Ruck	60.000	100.167	5.000	165.167	30.000	92.000	6.000	128.000
Dr. Theo Siegert[5]	60.000	100.167	5.000	165.167	12.500	38.333	2.000	52.833
Tilman Todenhöfer	120.000	200.333	10.000	330.333	37.500	111.250	11.000	159.750
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	60.000	100.167	4.000	164.167	30.000	92.000	5.000	127.000
Leo Wunderlich	60.000	100.167	5.000	165.167	30.000	92.000	6.000	128.000
Total	**2.190.000**	**3.656.084**	**176.000**	**6.022.084**	**730.000**	**2.146.167**	**183.000**	**3.041.167**

1 Neues Mitglied seit 4. Mai 2006.
2 Neues Mitglied seit 2. Juni 2006.
3 Neues Mitglied seit 1. Februar 2006.
4 Neues Mitglied seit 1. Juni 2006.
5 Neues Mitglied seit 16. Juli 2006.
6 Die variable Vergütung für ein einfaches Mitglied von 100.167 € setzt sich aus einem dividendenabhängigen Betrag von 35.000 € und einem am langfristigen Unternehmenserfolg geknüpften Betrag von 65.167 € zusammen.

MITARBEITER UND SOZIALE VERANTWORTUNG

MITARBEITER

Zum 31. Dezember 2007 beschäftigte die Bank insgesamt 78.291 Mitarbeiter, verglichen mit 68.849 zum 31. Dezember 2006. Wir berechnen unsere Mitarbeiterzahlen auf der Basis von Vollzeitkräften, das heißt, Teilzeitkräfte sind in diesen Zahlen entsprechend der vereinbarten Arbeitszeit anteilig enthalten.

Die nachfolgende Tabelle zeigt die Anzahl unserer Vollzeitkräfte zum 31. Dezember 2007 und 2006.

Mitarbeiter[1]	**31.12.2007**	**31.12.2006**
Deutschland	27.779	26.401
Europa (ohne Deutschland), Mittlerer Osten und Afrika[2]	21.989	20.025
Asien/Pazifik	15.080	10.723
Nordamerika[3]	13.088	11.369
Südamerika	355	331
Mitarbeiter insgesamt	**78.291**	**68.849**

1 Vollzeitkräfte.
2 Beinhaltet Israel, Saudi-Arabien und die Vereinigten Arabischen Emirate, die zuvor als Teil von Asien/Pazifik berichtet wurden.
3 Vorwiegend USA; Nordamerika beinhaltet Mexiko, das zuvor als Teil von Südamerika berichtet wurde.

Die Zahl unserer Mitarbeiter stieg 2007 um 9.422 oder 13,7 % auf 78.291 Mitarbeiter. Dieser Anstieg ist vor allem auf die Umsetzung der Wachstumsstrategien in unseren Geschäftsbereichen einschließlich Akquisitionen und der damit verbundenen Expansion in den Wachstumsmärkten der Welt zurückzuführen. Ohne Investments und Divestments erhöhte sich die Anzahl unserer Mitarbeiter um 6.726. Darüber hinaus wurden Stellen an kostengünstigeren Standorten, insbesondere im Infrastrukturbereich, geschaffen. Der größte Teil dieser Expansion, über 40 %, erfolgte in den Wachstumsmärkten im asiatisch-pazifischen Raum.

LEISTUNGEN AN ARBEITNEHMER NACH BEENDIGUNG DES ARBEITSVERHÄLTNISSES

Wir bieten eine Reihe von Plänen für Leistungen nach Beendigung des Arbeitsverhältnisses an. Zusätzlich zu beitragsdefinierten Plänen gibt es Pläne, die in der Rechnungslegung als leistungsdefinierte Pläne gelten.

Grundsätzlich umfasst der global koordinierte Rechnungslegungsprozess alle leistungsdefinierten Pläne mit einer Verpflichtungshöhe im Sinne der Defined Benefit Obligation (DBO) von mehr als 1 Mio €. Die Bewertungen durch lokale Aktuare in den einzelnen Ländern werden von unserem globalen Aktuar nachgeprüft.

Durch die Anwendung einer globalen Richtlinie zur Festlegung der ökonomischen und demografischen Bewertungsparameter stellen wir sicher, dass diese gemäß den Grundsätzen der bestmöglichen Einschätzung und Planfortführung unvoreingenommen gewählt und aufeinander abgestimmt sind.

Eine weitergehende Erörterung unserer Pläne für Leistungen an Mitarbeiter ist in den Erläuterungen des Finanzberichts unter Note [32] zu finden.

GESELLSCHAFTLICHE VERANTWORTUNG (CORPORATE SOCIAL RESPONSIBILITY)

Corporate Social Responsibility bedeutet für uns verantwortungsbewusstes Handeln gegenüber Aktionären und Kunden ebenso wie gegenüber Mitarbeitern und der Gesellschaft. Auf unsere geschäftliche Praxis übertragen heißt dies, bei der Verfolgung ökonomischer Ziele immer auch die ökologische, soziale und ethische Dimension unseres Handelns mit zu berücksichtigen. Wir engagieren uns zudem mit einer Vielzahl gemeinnütziger Aktivitäten: mit Spenden und Sponsorships, mit eigenen Projekten und durch das ehrenamtliche Engagement unserer Mitarbeiter. Mit einem Fördervolumen von mehr als 82 Mio € im Jahr 2007 ist die Bank zusammen mit ihren Stiftungen und gemeinnützigen Gesellschaften ein weltweit aktiver, nachhaltig engagierter Unternehmensbürger.

Weitere Informationen hierzu finden sich im Bericht „Gesellschaftliche Verantwortung", der im Internet unter http://www.db.com/csr abrufbar ist.

EREIGNISSE NACH DEM BILANZSTICHTAG

Die Finanzmärkte blieben Anfang 2008 weiterhin den außergewöhnlich schwierigen Bedingungen ausgesetzt, die in der zweiten Jahreshälfte 2007 begonnen hatten und die in den direkt davon betroffenen Bereichen zu erheblich niedrigeren Geschäftsvolumina geführt hatten. Zu diesen hauptsächlich betroffenen Bereichen zählt das Geschäftsfeld Leveraged Finance. Der Preisverfall in diesem Marktsegment hat sich auch über den Bilanzstichtag hinaus fortgesetzt. Dies dürfte dazu führen, dass der Konzern zusätzliche Abschreibungen auf seine Risikopositionen im Leveraged-Finance-Bereich vornehmen muss, sollte sich keine Verbesserung der Marktbedingungen einstellen. Zum 31. Dezember 2007 hatte der Konzern Risikopositionen in diesem Bereich von 36,2 Mrd €. Die Höhe der finanziellen Auswirkung potenzieller weiterer Wertanpassungen auf unsere Ergebnisse in 2008 wird von der Höhe der Risikopositionen und von den Marktpreisen zum jeweiligen Bilanzstichtag abhängen und kann daher zum jetzigen Zeitpunkt nicht abgeschätzt werden.

AUSBLICK

DIE WELTWIRTSCHAFT

Der kurzfristige Ausblick für die Weltwirtschaft lässt im Vergleich zu den Vorjahren ein leicht verlangsamtes Wachstum erwarten. Nach fünf Jahren mit durchschnittlich 4,75 % Wachstum wird die weltweite Wirtschaftsleistung 2008 voraussichtlich um etwa 4 % wachsen. Diese Entwicklung ergibt sich primär aus einer abnehmenden Wachstumsdynamik in den Vereinigten Staaten infolge der Subprime-Krise, einer starken Korrektur im Immobiliensektor, geringerer Konsumausgaben als Reaktion auf striktere Kreditvergabe und Inflationsdruck durch nachhaltig hohe Preise für Rohöl und andere Rohstoffe. Nach einem Wachstum von 2,2 % in 2007 wird die US-Wirtschaft 2008 voraussichtlich noch um 1,5 % wachsen. Die Federal Reserve hat mit Zinssenkungen und die Regierung mit Steuersenkungen zur Belebung der Wirtschaft reagiert. Diese Maßnahmen dürften kurzfristig zu einer Belebung führen. Die strukturellen Probleme der USA, wie zum Beispiel die niedrige Sparquote, werden dadurch aber nicht adressiert. Die US-Wirtschaft dürfte in 2009 etwa 1,75 % wachsen, die Arbeitslosenquote dürfte aber weiter steigen.

In Europa stellt der starke Euro eine zusätzliche Belastung dar. Das Wachstum in der Eurozone dürfte mit etwas mehr als 1,5 % etwa einen Prozentpunkt unter dem Wert von 2007 liegen. In Europas größter Volkswirtschaft Deutschland dürfte das kräftige Wachstum der vergangenen zwei Jahre nicht aufrechterhalten werden können. Nach 2,5 % in 2007 dürfte das Wachstum im laufenden und im nächsten Jahr voraussichtlich eher 1,5 % betragen. In Abwesenheit gegenläufiger fiskalpolitischer Maßnahmen dürfte der private Konsum – begünstigt durch weitere Verbesserungen auf dem Arbeitsmarkt – zum ersten Mal in sechs Jahren mit der gleichen Rate wachsen wie das BIP und somit deutlich zum Wachstum beitragen.

Der Rest der Welt wird sich nicht vollständig von den Auswirkungen der Wachstumsverlangsamung in den USA entkoppeln können. In Asien, Lateinamerika, Osteuropa und im Nahen Osten dürfte das Wirtschaftswachstum 2008 um 0,5 bis 0,75 Prozentpunkte niedriger ausfallen als 2007. Getragen von China und Indien dürfte das Wachstum in Asien dank struktureller Verbesserungen dennoch weiter hoch bleiben. Das reale BIP in dieser Region dürfte 2008 mit etwa 7,75 % wachsen nach 8,25 % in 2007.

Als Ergebnis gestiegener Preise für Rohöl, Nahrungsmittel und andere wichtige Rohstoffe stieg die Inflation in 2007 in vielen Industrienationen spürbar an. Die Inflationsrate betrug 3 % in der Eurozone und 4 % in den USA. In 2008 sollte sich der Preisdruck im Zuge der Wachstumsverlangsamung abschwächen. Inflation könnte demnach die Europäische Zentralbank daran hindern, der amerikanischen Federal Reserve auf ihrem Weg der leichteren Geldpolitik zu folgen.

Risiken für die Weltwirtschaft gehen u.a. von stärkeren wirtschaftlichen Turbulenzen, andauernden Schwierigkeiten auf den globalen Finanzmärkten, geopolitischer Instabilität und möglichen terroristischen Aktivitäten aus. Diese Faktoren könnten zu starken Schwankungen an den Finanzmärkten führen. Weiter steigende Preise bei Rohöl und anderen Rohstoffen sowie ein Anhalten der Immobilien- und Subprime-Krise stellen weitere Risiken für die Weltwirtschaft dar. Diese könnten starke Verwerfungen im Finanzsektor, eine Rezession in den USA und im Ergebnis eine stärkere Abschwächung der Weltwirtschaft auslösen.

DIE BANKENBRANCHE

Der Ausblick für die Bankenbranche wird sowohl von kurzfristigen als auch von längerfristigen Trends beeinflusst.

Die weitergehenden Auswirkungen der amerikanischen Subprime-Krise dürften zumindest kurzfristig die globalen Finanzmärkte und die Bankenbranche weiter belasten. Schwächeres Wirtschaftswachstum, Turbulenzen an den Finanzmärkten, sinkende Immobilienpreise und schwierigere Finanzierungsbedingungen könnten sowohl die Beratungs- und Übernahmeaktivitäten im Unternehmenssektor als auch die Finanzen der Privathaushalte beeinflussen und damit die Gewinne der Banken beeinträchtigen.

Die Liquiditätslage im Geld- und Interbankenmarkt war in der zweiten Jahreshälfte 2007 sehr angespannt, was sich auch Anfang 2008 kaum ändern dürfte. Die Risikoneigung von Investoren und Kreditgebern dürfte voraussichtlich geringer ausfallen als in 2006 und der ersten Hälfte 2007 und die Refinanzierungskosten im Finanzsystem entsprechend beeinflussen. Dadurch dürften die Umsätze in bestimmten Bereichen von strukturierten Kreditfinanzierungen und riskanteren Schuldverschreibungen, insbesondere bei Wertpapieren, die durch Subprime-Hypotheken besichert sind, erheblich zurückgehen. Die Ergebnisse und die Kapitalbasis einiger Banken wurden in 2007 durch Abschreibungen und Wertberichtigungen auf Positionen in bestimmten Bereichen erheblich belastet. Insbesondere waren Positionen in Subprime-Hypotheken, verwandten Produkten, einschließlich Collateralized Debt Obligations („CDOs") und Residential Mortgage-backed Securities („RMBS"), und Risikopositionen gegenüber verwandten Sektoren im Finanzsystem wie zum Beispiel Monoline-Versicherern betroffen. Falls sich das Umfeld nicht verbessern sollte, sind hier weitere Belastungen zu erwarten.

Im Firmenkundengeschäft dürfte die reduzierte Risikoneigung von Finanzinstituten die Finanzierung verschiedener Aktivitäten im Unternehmenssektor, einschließlich Übernahmen, beeinträchtigen, insbesondere bei Transaktionen mit hohem Fremdkapitalanteil. Darüber hinaus dürften kurzfristig Volatilität und Unsicherheit an den Finanzmärkten das Emissionsgeschäft mit Aktien und Schuldverschreibungen beeinflussen. Angesichts anhaltender Nervosität von Investoren dürften Banken mit hohen Volumina von Krediten oder Kreditzusagen im Bereich Leveraged Finance Schwierigkeiten bei der Platzierung dieser Kredite bei Investoren haben. Andererseits bleiben die weltweit bekannt gegebenen, noch nicht abgewickelten Firmenübernahmen im historischen Vergleich stabil, wenn auch niedriger als in 2007. Die Marktaktivität in diesem Geschäftsfeld wird in den schnell wachsenden Volkswirtschaften in Asien und in den energieproduzierenden Staaten stark bleiben.

Im Privatkundengeschäft dürften Konsumfinanzierungen und Hypothekenkredite von einem herausfordernden Kreditumfeld mit strikterer Kreditvergabe geprägt sein, insbesondere in den etablierten Volkswirtschaften, die einen hohen

Verschuldungsgrad der privaten Haushalte und stagnierende oder fallende Immobilienpreise aufweisen. Die Turbulenzen an den Aktienmärkten könnten die Verunsicherung der Privatinvestoren weiter erhöhen und sich dadurch negativ auf den Absatz von Spar- und Anlageprodukten auswirken. In der Mehrheit der wachstumsstarken Schwellenländer dürften allerdings der steigende private Wohlstand und der Bedarf an privater Altersvorsorge die Nachfrage sowohl nach Konsumentenkrediten als auch nach Spar- und Altersvorsorgeprodukten positiv beeinflussen.

Darüber hinaus bleibt die Bankenbranche auch weiterhin verschiedenen regulatorischen Veränderungen ausgesetzt. Dazu zählen beispielsweise die Einführung von Basel II oder die Umsetzung der Finanzmarktrichtlinie MiFID. Mögliche regulatorische Maßnahmen als Reaktion auf die jüngsten Turbulenzen an den Finanzmärkten sind derzeit noch nicht absehbar. Allerdings können, zusätzlich zu freiwilligen Maßnahmen, striktere regulatorische Anforderungen und damit verbundene höhere Compliancekosten nicht ausgeschlossen werden.

Neben diesen kurzfristigen Faktoren wird der Ausblick für den Bankensektor von mehreren längerfristigen Trends bestimmt, die bereits in den vergangenen Jahren erkennbar waren. Erstens wird die Globalisierung anhalten, die Weltwirtschaft wird stärker integriert, Handelsschranken werden abgebaut und wachstumsstarke Schwellenländer gewinnen an Bedeutung. Zweitens wird die Bedeutung der weltweiten Kapitalmärkte als Mittel zur Finanzierung unternehmerischer Aktivitäten weiter zunehmen – in einem Umfeld, in dem Risikoerwägungen die Expansion von Bankbilanzen durch traditionelles Kreditgeschäft begrenzen und in dem die Nachfrage von Investoren nach Kapitalmarktprodukten hoch bleibt. Und drittens wächst das investierte Vermögen weltweit als Ergebnis steigender Nachfrage nach privater Altersvorsorge in den etablierten Volkswirtschaften und der Entstehung neuen Wohlstands in Wachstumsregionen.

DER DEUTSCHE BANK-KONZERN

Der Ausblick für die Deutsche Bank als führende globale Investmentbank mit einem bedeutenden Privatkundengeschäft sollte im Kontext der oben beschriebenen kurz- und längerfristigen Trends gesehen werden.

In Corporate and Investment Banking werden die Volumina in den Märkten, die 2007 besonders stark von den Marktturbulenzen betroffen waren, voraussichtlich zumindest kurzfristig erheblich niedriger ausfallen. Hierzu zählen insbesondere das Geschäft mit strukturierten Finanzierungen und andere Subprime-nahe Bereiche. Unser Geschäft in Global Markets sollte allerdings von seinem hochgradig diversifizierten Geschäftsmodell mit einer starken Stellung in den Finanzmärkten der Schwellenländer, wo positive Wachstumsaussichten anhalten, profitieren. Darüber hinaus verzeichneten unsere kundenbezogenen Handelsbereiche, einschließlich Fremdwährungen und Zinsprodukte, in der jüngsten Phase der Marktturbulenzen hohe Umsätze und werden voraussichtlich auch weiterhin den Ausblick für die Handelsbereiche positiv beeinflussen. Das Corporate-Finance-Geschäft würde, wie zuvor erwähnt, durch eine Reduzierung der Aktivitäten im Unternehmenssektor oder einen Rückgang im Emissionsgeschäft mit Aktien und Anleihen negativ beeinflusst. Das Geschäft würde ebenfalls unter anhaltender Zurückhaltung der Investoren im Bereich Leveraged Finance leiden. Angesichts unserer führenden Position in Europa, wo wir im Emissionsgeschäft mit Aktien und Anleihen sowie bei der Übernahmeberatung nach Provisionsaufkommen an erster Stelle liegen, erwarten wir allerdings, von einer „Flucht in Qualität" durch Firmenkunden profitieren zu können. Darüber hinaus beeinflusst die anhaltende Dynamik in energieproduzierenden Staaten und im asiatisch-pazifischen Raum, verbunden mit einer hohen Aktivität im Unternehmenssektor, den Ausblick für unser Geschäft positiv. Unser Transaction Banking Geschäft, mit seiner schon starken Position in Europa wird voraussichtlich von seinen Investitionen der vergangenen Jahre in etablierte Märkte wie auch in Wachstumsmärkte profitieren. Ein sinkendes Zinsniveau könnte hier allerdings die Erträge in einigen Geschäftsfeldern beeinträchtigen.

In Private Clients and Asset Management erwarten wir kurzfristig positive Effekte, sowohl durch die Integration der in den Jahren 2006 und 2007 getätigten Akquisitionen als auch durch organisches Wachstum. Dazu dürften auch die Nettomittelzuflüsse von 59 Mrd € in 2007 beitragen. Ein schwächeres Wirtschaftswachstum in den etablierten Volkswirtschaften, die Verunsicherung von Investoren angesichts volatiler Aktienmärkte und eine striktere Kreditvergabe könnten allerdings die Dynamik unseres Geschäfts mit Privatkunden abschwächen. Positive Geschäftsaussichten ergeben sich nicht zuletzt durch unsere Investitionen in das Vertriebsnetz und in die Ausweitung unserer Kundenbasis in den wichtigen asiatischen Märkten China und Indien, wo die Dynamik sowohl im wirtschaftlichen Umfeld als auch in der Anlegeraktivität hoch bleiben dürfte.

Die Deutsche Bank hat ihre Kapitalbasis in 2007 gestärkt. Unsere Wertberichtigungen und Handelsverluste als Folge der Marktturbulenzen in der zweiten Jahreshälfte waren erheblich niedriger als bei einigen anderen führenden internationalen Banken. Dadurch verfügt die Deutsche Bank über die notwendige Kapitalstärke und das Potenzial, um weiter in den Ausbau der Geschäftsfelder zu investieren, Marktanteile zu gewinnen und letztlich die Wettbewerbsposition in Kerngeschäftsfeldern zu stärken. Die positiven Aussichten für die Deutsche Bank stützen sich dabei auf eine solide Refinanzierungsbasis durch Kundeneinlagen und andere hochwertige unbesicherte Finanzierungsinstrumente. Diese Basis sollte sich positiv auf zukünftige Liquiditätsmaßnahmen auswirken.

Längerfristig sollte die Deutsche Bank von ihrer Positionierung in Bezug auf die zuvor beschriebenen längerfristigen Trends profitieren. Im Zuge der fortgesetzten Globalisierung erweist sich das globale Netzwerk der Deutschen Bank zunehmend als Wettbewerbsvorteil. Wir sind in 76 Ländern der Welt präsent, einschließlich aller größeren wachstumsstarken Schwellenmärkte. Mehr als 70 % unserer Erträge im Jahr 2007 wurden außerhalb Deutschlands erwirtschaftet. Im Zuge des fortgesetzten Wachstums der weltweiten Kapitalmärkte gewinnt unser Investment-Banking-Geschäft weiter an Bedeutung. Hier hilft auch unsere Präsenz in den wichtigen Kapitalmärkten der Schwellenländer. Bezogen auf das Wachstum der weltweit angelegten Vermögen haben wir mit unserem Vermögensverwaltungsgeschäft, mit Invested Assets von 952 Mrd € zum Jahresende 2007, eine günstige Positionierung für längerfristiges Wachstum erreicht.

Als Teil der Phase drei unserer Managementagenda, die im Oktober 2006 veröffentlicht wurde, haben wir uns zum Ziel gesetzt, ein zweistelliges prozentuales Wachstum des Ergebnisses je Aktie (verwässert) und eine nachhaltige Eigenkapitalrendite (basierend auf dem durchschnittlichen Active Equity) von mindestens 25 % über den Geschäftszyklus zu erreichen. Zusätzlich haben wir eine „Vision" kommuniziert, nach der wir einen Vorsteuergewinn (gemäß unserer Zielgrößendefinition) von 8,4 Mrd € für das Jahr 2008 anstreben. Seit Mitte 2007 haben die außerordentlich schwierigen Bedingungen an den Kapitalmärkten zu erheblich niedrigeren Geschäftsvolumina in den unmittelbar betroffenen Bereichen und zu Besorgnis über die weitere wirtschaftliche Entwicklung und Geschäftsentwicklung geführt. Zu den hauptsächlich betroffenen Bereichen zählen die Geschäftsfelder Leveraged Finance und strukturierte Finanzierungen. Neben reduzierter Aktivität und rückläufigen Erträgen in diesen und anderen Bereichen können anhaltend schwierige Marktbedingungen dazu führen, dass Abschreibungen auf die Buchwerte einiger unserer Portfolios, einschließlich auf Kredite und Kreditzusagen im Bereich Leveraged Finance, vorgenommen werden müssen. Diese negativen Effekte auf unsere Ertragslage können möglicherweise nicht durch Erfolge in anderen Geschäftsbereichen aufgefangen werden, insbesondere für den Fall, dass die Annahmen für ein verlangsamtes, aber anhaltendes Wirtschaftswachstum in 2008 sich als falsch erweisen und das wirtschaftliche Umfeld sich stärker eintrübt. Diese Umstände könnten die Erreichung unseres veröffentlichten Gewinnziels negativ beeinflussen.

CORPORATE AND INVESTMENT BANKING

Unser Geschäftsbereich CORPORATE BANKING AND SECURITIES (CB&S) umfasst die Geschäftsfelder Sales & Trading Equity, Debt und sonstige Produkte, das Emissionsgeschäft mit Aktien und Schuldverschreibungen sowie die Beratung von Unternehmen bei M&A- und anderen Aktivitäten. In unseren Handelsbereichen werden voraussichtlich die Marktvolumina insbesondere in den Bereichen erheblich niedriger ausfallen, die unmittelbar von der Subprime-Krise betroffen sind. Hierzu zählen das Geschäft mit Residential Mortgage-backed Securities („RMBS"), Collateralized Debt Obligations („CDOs") und andere Bereiche im Handel mit strukturierten Kreditprodukten. Andererseits verzeichnete der kundenbezogene Handel mit Produkten wie Währungen, Staatsanleihen, Zinsswaps und Geldmarktinstrumenten seit Mitte 2007 gestiegene Umsätze und verbesserte Margen und beeinflusst damit den Ausblick für das Geschäft in CIB positiv. Darüber hinaus wird der Ausblick für unser Sales & Trading-Geschäft von den Investitionen der vergangenen Jahre, insbesondere in den Handel mit Rohstoffen und Wertpapieren aus Schwellenländern, gestützt. Im Zuge der Marktturbulenzen können sich auch Möglichkeiten eröffnen, um Marktanteile in strategisch wichtigen Geschäftsfeldern wie Prime Brokerage zu gewinnen.

Der Ausblick für unser Geschäft in Corporate Finance dürfte von niedrigeren Volumina sowohl im Aktien- wie auch im Anleiheemissionsgeschäft beeinflusst werden, die eine Folge der zuvor erwähnten Unsicherheit an den Kapitalmärkten sind. Unser Leveraged-Finance-Geschäft wird angesichts der bereits erwähnten Zurückhaltung der Investoren und eines niedrigeren Niveaus an Transaktionen mit hohem Fremdfinanzierungsanteil bei Finanzinvestoren Bedingungen vorfinden, die wesentlich unvorteilhafter sein dürften als in 2006 und der ersten Hälfte 2007. Diese Faktoren dürften nicht nur zu niedrigeren Neuemissionen im Bereich Leveraged Finance führen, sondern könnten auch unsere Erträge durch Abschreibungen von bestehenden Krediten und Kreditzusagen belasten. Verbliebene zur Veräußerung bestimmte Kredite könnten darüber hinaus unsere Kapitalquote negativ beeinflussen. Andererseits profitiert unser Ausblick von den vergleichsweise robusten Bedingungen im Unternehmenssektor der wichtigsten europäischen Märkte, einschließlich unseres Heimatmarkts Deutschland, und von der anhaltenden Dynamik der Unternehmensaktivität in schnell wachsenden Schwellenländern, insbesondere in Osteuropa und im asiatisch-pazifischen Raum.

Der Ausblick für unser Geschäft in GLOBAL TRANSACTION BANKING (GTB) wird durch verschiedene Faktoren beeinflusst. Die Einführung des einheitlichen europäischen Zahlungsverkehrsraums (SEPA) eröffnet einem führenden Anbieter von Cash-Management-Lösungen wie der Deutschen Bank Chancen, um Kunden in diesem sich verändernden Umfeld zu begleiten. Der Ausblick für unser Custodygeschäft profitiert von den Investitionen der vergangenen Jahre, sowohl in Deutschland (einschließlich des Mittelstandssegments) als auch in schnell wachsenden Märkten wie Asien. Das anhaltende Wachstum des Welthandels stützt den Ausblick für unser Trade-Finance-Geschäft, auch wenn dieses Geschäft zu einem gewissen Grad unter der anhaltenden Schwäche des US-Dollar leiden dürfte. Nicht zuletzt hätte auch ein niedrigeres Zinsumfeld einen negativen Einfluss auf das Zinsergebnis in GTB.

Längerfristig wird der Ausblick für CIB von dem zuvor beschriebenen Wachstumstrend der weltweiten Kapitalmärkte, einschließlich der Kapitalmärkte in den wachstumsstarken Schwellenländern, gestützt. Als führende Investmentbank (gemessen nach Erträgen) ist CIB gut positioniert, um von diesem Trend zu profitieren.

PRIVATE CLIENTS AND ASSET MANAGEMENT

In ASSET AND WEALTH MANAGEMENT (AWM) wird unser kurzfristiger Ausblick durch verschiedene Faktoren beeinflusst. Die Erträge in unserem Geschäft mit Publikumsfonds und mit Immobilieninvestments könnten durch die Verunsicherung der privaten Investoren angesichts der aktuellen Turbulenzen an den Kapitalmärkten sowie durch Belastungen im Immobiliensektor auf einigen wichtigen Märkten beeinträchtigt werden. Korrekturen an wichtigen Aktienmärkten könnten sich negativ auf Einnahmen auswirken, die von der Wertentwicklung des verwalteten Vermögens abhängig sind. Positive Auswirkungen auf die Ertragsentwicklung erwarten wir hingegen aus den Investitionen der vergangenen Jahre in Produktentwicklung und Vertriebskapazitäten und aus den Nettomittelzuflüssen von 27 Mrd € in 2007. Längerfristig ist unser Asset-Management-Geschäft in Bezug auf globale Branchentrends gut aufgestellt. Dazu gehören das Wachstum des Markts für private Altersvorsorge in Europa, der steigende Wohlstand in Schwellenländern, die Institutionalisierung der Vermögensanlage in Alternative Investments und das Outsourcing des Anlagemanagements in der Versicherungsbranche. Dank unseres starken Vertriebsnetzes in Europa, unserer Plattform für Alternative Investments, unserer Investitionen in Asien einschließlich der Partnerschaft mit Harvest Fund Management in China und unserer führenden Position (gemessen an Invested Assets) im Anlagemanagement von Versicherungen werden diese Trends den Ausblick für das Asset Management positiv beeinflussen.

In Private Wealth Management (PWM) wird der Ausblick kurzfristig durch die Nettomittelzuflüsse von 13 Mrd € in 2007 und durch die Investitionen der vergangenen Jahre in unsere Plattform positiv beeinflusst. Allerdings könnte die erwähnte Verunsicherung der privaten Investoren angesichts anhaltender Turbulenzen an den Finanzmärkten diese Dynamik wie auch die Wertentwicklung der verwalteten Vermögen beeinträchtigen. Längerfristig profitiert der Ausblick für PWM jedoch vom Wachstumstrend der weltweit investierten Vermögenswerte, insbesondere in stark wachsenden Schwellenländern und energieproduzierenden Staaten, die einen rasanten Anstieg des Wohlstands und einen Zuwachs in der Zahl der besonders vermögenden Investoren erfahren haben. Dank unserer Investitionen der vergangenen Jahre in die Betreuungskapazität in diesen Märkten, insbesondere in Asien, sowie der gestärkten Zusammenarbeit zwischen PWM und CIB, haben wir die Chance, diesen Trend zu unserem Vorteil zu nutzen.

Auch in PRIVATE & BUSINESS CLIENTS (PBC) wird der Ausblick für unseren Heimatmarkt Deutschland von den Investitionen der vergangenen Jahre in die Vertriebskapazität geprägt. Dazu gehören die Ausweitung unseres Filialnetzes, Neueinstellungen und Vertriebspartnerschaften. Darüber hinaus erwarten wir positive Effekte aus neuen Produkten für bestimmte Kundensegmente. Die Erträge in Deutschland dürften auch von den jüngsten Übernahmen der Berliner Bank und der norisbank profitieren. Die Berliner Bank verstärkt unsere Präsenz im Großraum Berlin, während die norisbank unsere Position im „Consumer Banking" verbessert. In den europäischen Märkten außerhalb Deutschlands profitiert PBC von den Investitionen zur Erweiterung des Vertriebs. So hat sich in Polen das PBC-Filialnetz seit 2004 auf 63 Filialen verdoppelt, und Konsumentenkredite werden durch ein Netz von 66 spezialisierten Kreditshops unter der Marke ‚db-kredyt' vertrieben. In den asiatischen Kernmärkten sollte PBC von anhaltendem Wirtschaftswachstum, zunehmendem Wohlstand und einer steigenden Nachfrage nach Bankdienstleistungen durch Privatkunden profitieren. Der Ausblick für PBC in diesen Märkten, insbesondere in China und Indien, wird auch durch die jüngsten Investitionen gestützt. In Indien erreicht PBC mittlerweile mehr als 500.000 Kunden über 10 Filialen und ein Netz von Finanzmaklern. In China ist PBC sowohl über unsere Partnerschaft mit der Hua Xia Bank als auch über drei Filialen mit einem umfassenden Produktangebot für Kunden präsent. Unser Anlagegeschäft mit Privatkunden könnte allerdings unter den zuvor erwähnten Turbulenzen an den Finanzmärkten leiden und unser Konsumentenkreditgeschäft könnte vom zuvor angesprochenen schwierigeren Umfeld bei der Kreditvergabe betroffen sein. Darüber hinaus könnte auch ein verstärkter Konditionenwettbewerb unsere Margen reduzieren.

Längerfristig wird der Ausblick für PBC durch den anhaltenden Wachstumstrend bei den investierten Vermögen von Privatanlegern positiv beeinflusst, sowohl als Antwort auf den steigenden Bedarf an privater Altersvorsorge als auch als Antwort auf Vermögenszuwächse in den etablierten Volkswirtschaften wie auch in den wachstumsstarken Schwellenländern der Welt.

Risikobericht

RISIKO- UND KAPITALMANAGEMENT

Vor dem Hintergrund unserer breit gefächerten Geschäftsaktivitäten ist es unerlässlich, Risiken effektiv zu identifizieren, zu messen, zu aggregieren und zu steuern sowie die verschiedenen Geschäftsaktivitäten angemessen mit Eigenkapital zu unterlegen. Wir steuern unsere Risiken und unser Kapital mithilfe eines Rahmenwerks von Grundsätzen, Organisationsstrukturen sowie Mess- und Überwachungsprozessen, die eng auf die Tätigkeiten der Konzernbereiche ausgerichtet sind.

GRUNDSÄTZE FÜR DAS RISIKO- UND KAPITALMANAGEMENT

Unser Risiko- und Kapitalmanagementansatz baut auf den folgenden Grundsätzen auf:

- Der Vorstand trägt die Gesamtverantwortung für die Überwachung des Risiko- und Kapitalmanagements im Konzern. Der Aufsichtsrat überprüft unser Risiko- und Kapitalprofil in regelmäßigen Zeitabständen.
- Wir managen Kredit-, Markt-, Liquiditäts-, operationelle, Geschäfts-, Rechts- und Reputationsrisiken sowie unser Kapital in einem koordinierten Prozess auf allen relevanten Ebenen der Bank. Das gilt auch für komplexe Produkte, die wir üblicherweise innerhalb unseres Rahmenwerks für Handelsengagements steuern.
- Die Struktur unserer Legal, Risk & Capital-Funktion ist eng auf die Struktur der Konzernbereiche ausgerichtet.
- Die Legal, Risk & Capital-Funktion ist unabhängig von den Konzernbereichen.

ORGANISATION DES RISIKO- UND KAPITALMANAGEMENTS

Der Chief Risk Officer, ein Mitglied unseres Vorstands, trägt die Verantwortung für das Risikomanagement in Bezug auf unsere Kredit-, Markt-, Liquiditäts-, operationellen und Geschäfts-, Rechts- und Reputationsrisiken sowie für die Kapitalmanagementaktivitäten im Konzern. Im Jahr 2007 haben wir die Rechts- und Complianceabteilungen mit der bestehenden Risiko- und Kapitalmanagementfunktion zusammengelegt und eine integrierte Legal, Risk & Capital-Funktion gebildet.

Zwei funktionale Komitees sind von zentraler Bedeutung für die Legal, Risk & Capital-Funktion. Der Vorsitz des Capital and Risk Committee liegt beim Chief Risk Officer mit dem Chief Financial Officer als Stellvertreter. Zu den Aufgaben des Capital and Risk Committee zählen die Planung des Risikoprofils und der Kapitalbasis, die laufende Überwachung der Kapitalkapazität sowie die Optimierung der Refinanzierung. Des Weiteren ist der Chief Risk Officer Vorsitzender des Risk Executive Committee, das für die konzernweite Steuerung und Kontrolle der zuvor genannten Risiken verantwortlich ist. Die beiden Deputy Chief Risk Officers, die unmittelbar an den Chief Risk Officer berichten, gehören zu den stimmberechtigten Mitgliedern des Risk Executive Committee.

Es sind dedizierte Legal, Risk & Capital-Einheiten mit den folgenden Aufgaben etabliert:

- die Steuerung der Geschäftsaktivitäten der Konzernbereiche im Einklang mit der vom Capital and Risk Committee festgelegten Risikoneigung;
- die Formulierung und Umsetzung von angemessenen Risiko- und Kapitalmanagementgrundsätzen, -verfahren und -methoden für die verschiedenen Geschäftsaktivitäten der Konzernbereiche;
- die Genehmigung von Kreditrisiko-, Marktrisiko- und Liquiditätsrisikolimiten;
- die regelmäßige Überprüfung der Portfolios, um sicherzustellen, dass sich die Risiken innerhalb annehmbarer Parameter bewegen, und
- die Entwicklung und Einführung geeigneter Risiko- und Kapitalsteuerungssysteme für die jeweiligen Konzernbereiche.

Das Group Reputational Risk Committee („GRRC") ist ein offizielles Unterkomitee des Risk Executive Committee und wird vom Chief Risk Officer geleitet. Das GRRC prüft und entscheidet endgültig alle das Reputationsrisiko betreffenden Fragen, deren Eskalation von der Geschäftsleitung und dem Regional Management als notwendig erachtet wird oder aufgrund anderer Konzernrichtlinien und -verfahren erforderlich ist.

Unterstützung erhält die Legal, Risk & Capital-Funktion von Finance und von der Revision. Diese Einheiten sind unabhängig von den Konzernbereichen und von der Legal, Risk & Capital-Funktion. Finance hilft bei der Quantifizierung und Verifizierung der eingegangenen Risiken und ist für die Qualität und die Korrektheit der risikorelevanten Daten zuständig. Die Revision überprüft, ob unsere internen Kontrollen mit den internen und aufsichtsrechtlichen Standards übereinstimmen.

ARTEN VON RISIKEN

Die bedeutendsten Risiken, denen unser Geschäft ausgesetzt ist, sind bankbetriebliche Risiken, Reputationsrisiken sowie die Risiken aus allgemeiner unternehmerischer Tätigkeit.

BANKBETRIEBLICHE RISIKEN

Unsere Risikomanagementprozesse unterscheiden vier Arten von bankbetrieblichen Risiken: Kredit-, Markt-, Liquiditäts- und operationelles Risiko.

- Das KREDITRISIKO entsteht im Zusammenhang mit Transaktionen, aus denen sich tatsächliche, eventuelle oder künftige Ansprüche gegenüber einem Geschäftspartner, Kreditnehmer oder Schuldner (im Folgenden auch „Geschäftspartner" genannt) ergeben. Das Kreditrisiko ist für uns das größte Einzelrisiko. Wir unterscheiden drei Arten von Kreditrisiken:
  - AUSFALLRISIKO ist das Risiko, dass unsere Geschäftspartner vertragliche Zahlungsverpflichtungen nicht erfüllen.
  - LÄNDERRISIKO ist das Risiko, dass uns in einem beliebigen Land aus einem der folgenden Gründe ein Verlust entsteht: mögliche Verschlechterung der wirtschaftlichen Rahmenbedingungen, politische und soziale Unruhen, Verstaatlichungen und Enteignung von Vermögenswerten, staatliche Nichtanerkennung von Auslandsschulden, Devisenkontrollen und Ab- oder Entwertung der Landeswährung. Das Länderrisiko beinhaltet das Transferrisiko. Dieses entsteht, wenn Schuldner aufgrund direkter staatlicher Intervention nicht in der Lage sind, Vermögenswerte zur Erfüllung ihrer fälligen Verpflichtungen an Nichtgebietsansässige zu übertragen.

- ABWICKLUNGSRISIKO ist das Risiko, dass die Abwicklung oder Verrechnung von Transaktionen scheitert. Ein Abwicklungsrisiko entsteht immer dann, wenn liquide Mittel, Wertpapiere und/oder andere Werte nicht zeitgleich ausgetauscht werden.
- Das MARKTRISIKO resultiert aus der Unsicherheit über Veränderungen von Marktpreisen und -kursen (inklusive Zinsen, Aktienkursen, Wechselkursen und Rohwarenpreisen), den zwischen ihnen bestehenden Korrelationen und ihren Volatilitäten.
- Das LIQUIDITÄTSRISIKO ist das Risiko, dass wir möglicherweise nicht oder nur zu überhöhten Kosten in der Lage sind, unsere Zahlungsverpflichtungen bei Fälligkeit zu erfüllen.
- Das OPERATIONELLE RISIKO bezeichnet den potenziellen Eintritt von Verlusten im Zusammenhang mit Mitarbeitern, vertraglichen Vereinbarungen und deren Dokumentation, Technologie, Versagen oder Zusammenbruch der Infrastruktur, Projekten, externen Einflüssen und Kundenbeziehungen. Diese Definition schließt rechtliche wie auch aufsichtsrechtliche Risiken ein, jedoch nicht das allgemeine Geschäftsrisiko und das Reputationsrisiko.

REPUTATIONSRISIKO

Für unsere Risikomanagementprozesse definieren wir Reputationsrisiko als die Gefahr, dass durch die öffentliche Berichterstattung über eine Transaktion, einen Geschäftspartner oder eine Geschäftspraxis, an der ein Kunde beteiligt ist, das öffentliche Vertrauen in unsere Organisation negativ beeinflusst wird.

ALLGEMEINES GESCHÄFTSRISIKO

Das allgemeine Geschäftsrisiko bezeichnet das Risiko, das aufgrund veränderter Rahmenbedingungen entsteht. Dazu gehören beispielsweise das Marktumfeld, das Kundenverhalten und der technische Fortschritt. Wenn wir uns nicht rechtzeitig auf veränderte Bedingungen einstellen, können diese Risiken unsere Ertragslage beeinträchtigen.

VERSICHERUNGSRISIKO

Das Versicherungsrisiko des Konzerns erhöhte sich mit der Akquisition von Abbey Life Assurance Company Limited im Oktober 2007. Der Konzern hält ferner eine Eigenkapitalbeteiligung an Paternoster Limited, einem regulierten Versicherungsunternehmen, das die Risiken aus leistungsdefinierten Pensionsplänen sowie die Verantwortung für künftig zu leistende Pensionszahlungen übernimmt. Wir sind daher folgenden versicherungsbezogenen Risiken ausgesetzt:

- STERBLICHKEITS- UND INVALIDITÄTSRISIKEN – Die Anzahl der Versicherungsansprüche im Todesfall ist höher/niedriger als erwartet, und es werden ein oder mehrere umfangreiche Ansprüche geltend gemacht. Ferner übersteigt/unterschreitet die Anzahl der Ansprüche wegen Berufsunfähigkeit die Erwartungen. Diese Risiken werden durch Rückversicherungsverträge sowie ermessensabhängige Gebühren gemindert. Die Sterblichkeits- und Invaliditätsraten werden jährlich überprüft.
- LANGLEBIGKEITSRISIKO – Die Lebenserwartung steigt schneller/langsamer als angenommen und wirkt sich sowohl auf gegenwärtige als auch zukünftige Rentenzahlungen aus. Dieses Risiko wird unter Berücksichtigung der neuesten externen Branchenkennzahlen und aufkommender Trends sorgfältig beobachtet.
- KOSTEN – Die Verwaltung von Versicherungsverträgen verursacht höhere/niedrigere Kosten als erwartet. Diese werden durch Vergleich der tatsächlich entstandenen Kosten mit dem Budget überwacht. Die Gründe für wesentliche Abweichungen von den Erwartungen werden untersucht und Abhilfemaßnahmen ergriffen. Das Kostenrisiko wird auch durch eine bis 2010 getroffene und mit einer Option für zwei weitere Jahre versehene Outsourcing-Vereinbarung reduziert, die sich auf die Verwaltung der Verträge bezieht.

— BESTANDSRISIKO – Der Prozentsatz der stornierten Verträge ist höher/niedriger als erwartet. Die Bestandsraten werden unter Berücksichtigung entsprechender Risikofaktoren bewertet.

RISIKOSTEUERUNGSINSTRUMENTE

Zur Überwachung und Steuerung der Risiken verwenden wir ein umfassendes Instrumentarium quantitativer Kenngrößen und Messinstrumente. Es gehört zu unseren Grundsätzen, dass wir die Angemessenheit und Zuverlässigkeit der quantitativen Kenngrößen und Messinstrumente ständig überprüfen, damit wir sie bei Bedarf sich ändernden Marktgegebenheiten anpassen können. Manche dieser Instrumente sind auf mehrere Risikoarten anwendbar, andere auf die besonderen Merkmale bestimmter Risikokategorien zugeschnitten. Nachstehend sind die wichtigsten quantitativen Kenngrößen und Messinstrumente aufgeführt, die wir derzeit zur Messung, Steuerung und Berichterstattung der Risiken verwenden:

— ÖKONOMISCHES KAPITAL. Das Ökonomische Kapital ist eine Messgröße zur Ermittlung der Höhe des Eigenkapitals, das benötigt wird, um extreme unerwartete Verluste aus unserem Portfolio aufzufangen. „Extrem" bedeutet hier, dass das berechnete Ökonomische Kapital mit einer Wahrscheinlichkeit von 99,98 % die innerhalb eines Jahres aggregierten unerwarteten Verluste abdeckt. Wir berechnen das Ökonomische Kapital für das Ausfallrisiko, das Transferrisiko und das Abwicklungsrisiko – als Komponenten des Kreditrisikos – sowie für das Marktrisiko, das operationelle Risiko und für das allgemeine Geschäftsrisiko. Wir verwenden das Ökonomische Kapital zur zusammenfassenden Darstellung der Risikopositionen der Bank von einzelnen Geschäftssparten bis zur Konzernebene. Ferner nutzen wir das Ökonomische Kapital (sowie Goodwill und sonstige nicht abschreibungsfähige immaterielle Vermögenswerte) für die Zuweisung des Buchkapitals an die Geschäftssparten. Dadurch können wir die risikobereinigte Performance der einzelnen Geschäftseinheiten beurteilen, die eine zentrale Rolle im Rahmen der Steuerung unserer Finanzressourcen zur Optimierung des Mehrwerts für unsere Aktionäre darstellt. Zudem setzen wir das Ökonomische Kapital – insbesondere für Kreditrisiken – zur Messung der risikobereinigten Profitabilität unserer Kundenbeziehungen ein. Für eine quantitative Darstellung unseres Ökonomischen Kapitalbedarfs siehe auch im Abschnitt „Gesamtrisikoposition".
— ERWARTETER VERLUST. Wir nutzen den Erwarteten Verlust zur Messung unseres Kredit- und operationellen Risikos. Der Erwartete Verlust misst den Verlust unseres Kreditportfolios, der innerhalb eines Jahres auf der Grundlage historischer Verlustdaten zu erwarten ist. Für die Berechnung des Erwarteten Verlusts werden Kreditrisikoratings, erhaltene Sicherheiten, Fristigkeiten und statistische Durchschnittsverfahren berücksichtigt, um die Risikoeigenschaften unserer unterschiedlichen Arten von Engagements und Fazilitäten zu erfassen. Alle Parameterannahmen basieren auf statistischen Durchschnittswerten unserer historisch erlittenen Ausfälle und Verluste sowie auf externen Orientierungsgrößen. Wir setzen den Erwarteten Verlust als Instrument in unseren Risikomanagementprozessen ein und er ist auch Bestandteil unseres Management-Reporting-Systems. Die relevanten Ergebnisse der Berechnung des Erwarteten Verlusts werden darüber hinaus zur Ermittlung der kollektiv ermittelten Wertberichtigungen in Betracht gezogen, die in unserem Jahresabschluss enthalten sind. Für das operationelle Risiko bestimmen wir den Erwarteten Verlust aus statistischen Durchschnitten unserer internen Verlusthistorie, jüngeren Risikoentwicklungen sowie zukunftsgerichteten Expertenschätzungen.
— VALUE-AT-RISK. Wir verwenden ein Value-at-Risk-Verfahren, um ein quantitatives Maß für unsere Marktrisiken im Handelsbuch unter normalen Marktbedingungen abzuleiten. Die Value-at-Risk-Werte sind die Basis sowohl für die interne als auch für die externe (aufsichtsrechtliche) Berichterstattung. Für ein bestimmtes Portfolio misst der Value-at-Risk den potenziellen künftigen Verlust (bezogen auf den Marktwert), der unter normalen Marktbedin-

gungen mit einem vorher definierten Konfidenzniveau in einer bestimmten Periode nicht überschritten wird. Der Value-at-Risk für ein Gesamtportfolio misst unser diversifiziertes Marktrisiko (aggregiert unter Verwendung zuvor ermittelter Korrelationen) in diesem Portfolio.

— STRESSTESTS. Unsere Analyse der Kredit-, Markt-, operationellen und Liquiditätsrisiken ergänzen wir um Stresstests. Für das Marktrisikomanagement führen wir Stresstests durch, da die Value-at-Risk-Berechnung auf relativ kurzfristigen historischen Daten basiert, ausschließlich Risiken bis zu einem bestimmten Konfidenzniveau ermittelt und von einer guten Verwertbarkeit der Aktiva ausgeht. Die Value-at-Risk-Berechnung spiegelt daher nur das Verlustpotenzial unter relativ normalen Marktbedingungen wider. Stresstests helfen uns, die Auswirkungen von potenziellen extremen Marktbewegungen auf die Werte unserer marktrisikosensitiven Aktiva einzuschätzen. Das betrifft sowohl unsere hochliquiden wie auch unsere weniger liquiden Handelspositionen sowie unsere Investments. Mithilfe von Stresstests ermitteln wir die Höhe des Ökonomischen Kapitals, das zur Unterlegung der Marktrisiken unter extremen Marktbedingungen erforderlich ist. Für das Kreditrisikomanagement führen wir Stresstests durch, um den Einfluss von Änderungen der wirtschaftlichen Rahmenbedingungen auf unser Kreditengagement beziehungsweise auf Teile davon einzuschätzen. Auch Änderungen in Bezug auf die Bonitätsbeurteilung unseres Portfolios werden berücksichtigt. Für das Liquiditätsrisikomanagement verwenden wir Stresstests und Szenarioanalysen zur Untersuchung des Einflusses von plötzlich auftretenden Stressereignissen auf unsere Liquiditätsposition. Für das operationelle Risikomanagement führen wir Stresstests in Bezug auf unser Ökonomisches Kapitalmodell durch, um dessen Sensitivitäten bei Änderungen wesentlicher Modellkomponenten einzuschätzen. Unter anderem ermöglichen es uns die Ergebnisse dieser Stresstests einzuschätzen, welchen Einfluss wesentliche Änderungen in Häufigkeit und/oder Schwere von Ereignissen aus dem Bereich der operationellen Risiken auf unseren Bedarf an Ökonomischem Kapital für operationelle Risiken haben.
— AUFSICHTSRECHTLICHE RISIKOPOSITION. Die Beurteilung der Risikotragfähigkeit der Bank durch die deutschen Aufsichtsbehörden erfolgt über verschiedene Kenngrößen, die in Note [36] des Konzernabschlusses näher erläutert werden.

KREDITRISIKO

Das Kreditrisiko ist unser größtes Risiko. Wir messen und steuern es anhand der nachstehenden Grundsätze:

— In allen Konzernbereichen werden einheitliche Standards für die jeweiligen Kreditentscheidungen angewandt.
— Die Genehmigung von Kreditlimiten für Geschäftspartner und die Steuerung unserer einzelnen Kreditengagements müssen im Rahmen unserer Portfoliorichtlinien und Kreditstrategien erfolgen.
— Jede Kreditgewährung an einen Geschäftspartner und jegliche materielle Veränderung einer Kreditfazilität (wie zum Beispiel Laufzeit, Sicherheitenstruktur oder wichtige Vertragsbedingungen) ihm gegenüber erfordern die Kreditgenehmigung durch eine angemessene Kompetenzebene.
— Kreditgenehmigungskompetenzen erhalten Mitarbeiter, die über eine entsprechende Qualifikation, Erfahrung und Ausbildung verfügen. Diese Kreditkompetenzen werden regelmäßig überprüft.
— Unsere Kreditengagements gegenüber einer Kreditnehmergruppe fassen wir auf konzernweit konsolidierter Basis zusammen. Als „Kreditnehmergruppe“ betrachten wir Kreditnehmer, die durch mindestens ein von uns festgelegtes Kriterium wie Kapitalbeteiligung, Stimmrecht, offensichtliche Kontrollausübung oder andere Indizien einer Konzernzugehörigkeit miteinander verbunden sind oder gesamtschuldnerisch für sämtliche oder wesentliche Teile unserer gewährten Kredite haften.

KREDITRISIKOEINSTUFUNG

Ein wichtiges Element des Kreditgenehmigungsprozesses ist eine detaillierte Risikobeurteilung jedes Kreditengagements eines Geschäftspartners. Bei der Beurteilung des Risikos berücksichtigen wir sowohl die Bonität des Geschäftspartners als auch die für die Kreditfazilität oder das Kreditengagement relevanten Risiken. Die daraus resultierende Risikoeinstufung wirkt sich nicht nur auf die Strukturierung der Transaktion und die Kreditentscheidung aus, sondern bestimmt auch die Kreditkompetenz, die zur Ausreichung beziehungsweise Verlängerung oder wesentlichen Veränderung des Kredits notwendig ist, und legt den Überwachungsumfang für das jeweilige Engagement fest.

Wir verfügen über interne Bewertungsmethoden, Score Cards und eine Ratingskala zur Beurteilung der Bonität unserer Geschäftspartner. Unsere 26-stufige Ratingskala ist mit dem Maß der Ausfallwahrscheinlichkeit kalibriert, das auf der Grundlage statistischer Analysen historischer Ausfälle unseres Portfolios gebildet wurde. Mit dieser Skala werden uns eine Vergleichbarkeit unserer internen Ratings mit der Marktpraxis sowie eine verbesserte Vergleichbarkeit unserer verschiedenen Unterportfolios ermöglicht. Einige Ausfallratings ermöglichen uns auch, die erwarteten Rückflüsse von ausgefallenen Engagements auszudrücken. Wir bewerten unsere Kreditengagements generell einzeln. Bei der Ermittlung der internen Risikoeinstufungen vergleichen wir unsere Einschätzungen nach Möglichkeit mit den von führenden internationalen Ratingagenturen für unsere Geschäftspartner vergebenen externen Risikoratings.

KREDITLIMITE

Kreditlimite legen die Obergrenze für Kreditengagements fest, die wir bereit sind, für bestimmte Zeiträume einzugehen. Sie beziehen sich auf Produkte, Konditionen des Engagements und andere Faktoren.

ÜBERWACHUNG DES AUSFALLRISIKOS

Unsere Kreditengagements werden mithilfe der oben beschriebenen Risikosteuerungsinstrumente ständig überwacht. Darüber hinaus stehen uns Verfahren zur Verfügung, mit denen wir frühzeitig Kreditengagements erkennen, die möglicherweise einem erhöhten Ausfallrisiko ausgesetzt sind. Geschäftspartner, bei denen auf Basis der Anwendung unserer Risikosteuerungsinstrumente potenzielle Probleme erkannt werden, werden frühzeitig identifiziert, um das Kreditengagement effektiv zu steuern und die Rückflüsse zu maximieren. Der Zweck dieses Frühwarnsystems liegt darin, potenzielle Probleme anzugehen, solange adäquate Handlungsalternativen noch zur Verfügung stehen. Diese Früherkennung potenzieller Problemkredite ist ein Grundprinzip unserer Kreditkultur und soll sicherstellen, dass größere Aufmerksamkeit auf solche Engagements gelenkt wird. Wenn wir Kreditnehmer identifizieren, bei denen Probleme entstehen könnten, werden die betroffenen Engagements auf eine „Watchlist" gesetzt.

ÜBERWACHUNG VON GEHANDELTEN KREDITRISIKEN

Die Firmenausfallrisiken in den Developed-Markets-Handelsbüchern werden in einer dedizierten Risikomanagementeinheit überwacht, in der Kredit- und Marktrisiko-Expertenwissen kombiniert sind. Zum Risikomanagement dieser Positionen verwenden wir angemessene Portfoliolimite und kreditrisikoeinstufungsbezogene Schwellenwerte auf Einzelkreditnehmerbasis, die mit unseren Instrumenten für das Marktrisikomanagement kombiniert werden. Positionen außerhalb dieses Zuständigkeitsbereichs werden risikoseitig weiterhin durch unsere entsprechenden Kredit- und Marktrisikoeinheiten gemanagt.

LOAN EXPOSURE MANAGEMENT GROUP

Im Rahmen unseres gesamten Risikomanagements ist die Loan Exposure Management Group (LEMG) vor allem zuständig für die Steuerung des Kreditrisikos für Kredite und ausleihebezogene Zusagen des internationalen Investment-Grade-Kreditportfolios sowie des Portfolios für Kredite an Unternehmen des deutschen Mittelstands innerhalb des Konzernbereichs Corporate and Investment Bank.

Als zentrale Preisreferenzstelle stellt die LEMG den jeweiligen Geschäftsfeldern des Konzernbereichs Corporate and Investment Bank die entsprechenden beobachteten oder abgeleiteten Kapitalmarktkonditionen für neue Kreditanträge bereit. Die Entscheidung über die Kreditvergabe durch die Geschäftseinheit bleibt jedoch dem Kreditrisikomanagement vorbehalten.

Innerhalb dieses Kreditrisikokonzepts konzentriert sich die LEMG auf zwei wesentliche Initiativen, die zur Verbesserung der Risikomanagementdisziplin, zur Renditesteigerung sowie zum effizienteren Kapitaleinsatz beitragen sollen:

— Verringerung der einzeladressen- und branchenbezogenen Kreditrisikokonzentrationen innerhalb des Kreditportfolios sowie
— aktives Management der Kreditengagements durch Anwendung von Techniken wie etwa Kreditverkäufen, Verbriefung von Kreditforderungen mithilfe von besicherten Kreditverbriefungen, Ausfallversicherungen sowie Einzeladressen- und Portfolio Credit Default Swaps.

Der Nominalbetrag der Aktivitäten der LEMG zur Risikoreduzierung ist um 23 % von 38,3 Mrd € am 31. Dezember 2006 auf 47,0 Mrd € am 31. Dezember 2007 gestiegen.

Zum Jahresende 2007 hatte die LEMG Kreditderivate mit einem zugrunde liegenden Nominalwert von 31,6 Mrd € im Bestand. Zum 31. Dezember 2006 betrug diese Position 24,8 Mrd €.

Die im Rahmen unserer Portfoliomanagementaktivitäten verwendeten Kreditderivate werden mit dem Fair Value bewertet.

Zudem hat die LEMG zum 31. Dezember 2007 das Kreditrisiko von Krediten und ausleihebezogenen Zusagen in Höhe von 15,3 Mrd € vorwiegend durch mit Finanzgarantien und in geringerem Maße auch mit Kreditderivaten unterlegte synthetische besicherte Kreditverbriefungen abgesichert, bei denen das First Loss Piece verkauft wurde. Zum 31. Dezember 2006 betrug diese Position 13,4 Mrd €. Außerdem hat die LEMG mittels Credit-Linked Notes Kredite und ausleihebezogene Zusagen in Höhe von 74 Mio € zum 31. Dezember 2007 abgesichert. Zum 31. Dezember 2006 betrug diese Position 121 Mio €. Die Verringerung des Kreditrisikos mittels Credit-Linked Notes beziehungsweise mit Finanzgarantien unterlegter synthetischer besicherter Kreditverbriefungen adressiert das Kreditrisiko der zugrunde liegenden weniger liquiden Positionen.

Unsere Adaption von IFRS in 2007 hat es LEMG ermöglicht, die Fair Value Option gemäß IAS 39 für die Bewertung von Krediten und ausleihebezogenen Zusagen zum Fair Value zu nutzen, sofern die Kriterien des Standards erfüllt werden. Per Dezember 2006 hat LEMG Kredite und ausleihebezogene Zusagen mit einem Nominalvolumen von 33,8 Mrd € zur Bewertung zum Fair Value designiert. Das Nominalvolumen der Kredite und ausleihebezogenen Zusagen zum Fair Value erhöhte sich im Jahr 2007 auf 44,7 Mrd € durch Generierung neuer Transaktionen, von denen die qualifizierenden auch zur Bewertung zum Fair Value designiert wurden. Durch die Bewertung von Krediten und ausleihebezogenen Zusagen zum Fair Value hat LEMG die Volatilität der Gewinne und Verluste aus den Asymmetrien reduziert, die zwischen den zum Fair Value bewerteten derivativen Hedges und den Krediten und ausleihebezogenen Zusagen entstanden, als Letztere noch zu ursprünglichen Anschaffungskosten bewertet wurden.

KREDITRISIKOENGAGEMENT

Das Kreditrisikoengagement umfasst nach unserer Definition alle Transaktionen, bei denen Verluste entstehen könnten, falls Geschäftspartner ihren vertraglichen Zahlungsverpflichtungen nicht nachkommen. Der Bruttobetrag des Engagements wird ohne Berücksichtigung etwaiger Sicherheiten, „Credit Enhancements" oder Transaktionen zur Verringerung des Kreditrisikos berechnet. In den folgenden Tabellen zeigen wir Details zu mehreren wesentlichen Kreditrisikoengagement-Kategorien, und zwar Kredite, unwiderrufliche Kreditzusagen, Eventualverbindlichkeiten und OTC-Derivate:

- „Kredite" sind Nettoforderungen aus dem Kreditgeschäft, wie in unserer Bilanz ausgewiesen, jedoch vor Abzug des Wertberichtigungsbestands für Kreditausfälle.
- Unwiderrufliche Kreditzusagen umfassen die nicht in Anspruch genommenen Anteile der unwiderruflichen Kreditzusagen.
- „Eventualverbindlichkeiten" umfassen Regressansprüche aus Garantien, Haftungsübernahmeerklärungen und Kreditbriefen.
- „OTC-Derivate" bezeichnen unser Kreditengagement aus Over-the-Counter(OTC)-Derivatetransaktionen nach Netting. Diese werden in unserer Bilanz entweder als Handelsaktiva oder unter den sonstigen Aktiva als Derivate, die die Anforderungen für Hedge Accounting erfüllen, ausgewiesen, in jedem Fall aber vor Netting.

In den nachstehenden Tabellen sind folgende Produkte nicht berücksichtigt, obwohl wir sie bei der Überwachung unserer Kreditrisiken mit berücksichtigen: die Barreserve, verzinsliche Einlagen bei Kreditinstituten und Forderungen aus Zinsabgrenzungen (diese betrugen zum 31. Dezember 2007 37,8 Mrd € und 32,3 Mrd € zum 31. Dezember 2006), zukünftige Verpflichtungen aus Repos und Reverse Repos in Höhe von 56,3 Mrd € zum 31. Dezember 2007 und 33,2 Mrd € zum 31. Dezember 2006, „Handelbare Aktiva", die Anleihen und andere Zinstitel sowie handelbare Kredite beinhalten, die in unserer Bilanz als Handelsaktiva oder als zur Veräußerung verfügbare Wertpapiere ausgewiesen werden, in Höhe von 457,7 Mrd € zum 31. Dezember 2007 und 395,8 Mrd € zum 31. Dezember 2006 sowie zum Fair Value bewertete Kredite in Höhe von 21,5 Mrd € zum 31. Dezember 2007 und 6,2 Mrd € zum 31. Dezember 2006.

Die nachstehende Tabelle zeigt mehrere unserer wesentlichen Kreditrisikoengagement-Kategorien nach geografischen Regionen. Hierbei wurde das Kreditrisikoengagement den verschiedenen Regionen entsprechend dem Sitz des Geschäftspartners zugeordnet, ungeachtet etwaiger Zugehörigkeiten zu Konzernen mit anderweitigem Firmensitz.

Kreditrisikoprofil nach Regionen in Mio €	Kredite[1]		Unwiderrufliche Kreditzusagen[2]		Eventual-verbindlichkeiten		OTC-Derivate[3]		Insgesamt	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Osteuropa	4.334	2.608	1.694	1.273	1.479	827	989	742	8.496	5.450
Westeuropa	141.572	131.830	47.948	52.902	29.021	28.212	47.956	29.328	266.496	242.272
Afrika	747	616	224	117	801	355	595	437	2.366	1.525
Asien/Pazifik	15.006	12.591	9.688	10.753	5.672	3.331	8.887	7.334	39.253	34.009
Nordamerika	37.087	30.937	68.495	75.552	12.407	10.013	37.776	19.145	155.766	135.647
Mittel- und Südamerika	1.754	1.538	375	628	480	308	1.035	973	3.643	3.447
Sonstige[4]	97	74	87	107	46	–	643	253	873	434
Insgesamt	**200.597**	**180.194**	**128.511**	**141.331**	**49.905**	**43.047**	**97.881**	**58.212**	**476.894**	**422.784**

1 Beinhaltet IFRS wertgeminderte Kredite über 2,6 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
2 Beinhaltet unwiderrufliche Kreditzusagen im Konsumentenkreditengagement über 2,7 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
3 Beinhaltet den Effekt von Nettingrahmenverträgen für OTC-Derivate, soweit anwendbar.
4 Beinhaltet supranationale Organisationen und andere Engagements, die wir keiner bestimmten Region zugeordnet haben.

Die folgende Tabelle zeigt mehrere unserer wesentlichen Kreditrisikoengagement-Kategorien nach Branchenzugehörigkeit unserer Geschäftspartner.

Kreditrisikoprofil nach Branchen in Mio €	Kredite[1]		Unwiderrufliche Kreditzusagen[2]		Eventual-verbindlichkeiten		OTC-Derivate[3]		Insgesamt	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Banken und Versicherungen	12.850	12.364	28.286	35.726	11.005	8.216	61.052	37.457	113.193	93.764
Verarbeitendes Gewerbe	16.067	13.727	24.271	24.364	11.508	9.658	3.608	2.645	55.454	50.394
Private Haushalte	70.863	69.583	3.784	3.730	1.724	1.228	1.497	780	77.867	75.321
Öffentliche Haushalte	5.086	4.153	1.023	2.411	888	686	5.553	4.231	12.550	11.481
Handel	8.916	10.515	5.840	5.373	3.496	2.533	854	809	19.105	19.230
Gewerbliche Immobilien	16.476	14.042	3.144	3.560	1.902	1.933	461	540	21.983	20.075
Sonstige[4]	70.339	55.810	62.162	66.166	19.383	18.792	24.857	11.750	176.740	152.519
Insgesamt	**200.597**	**180.194**	**128.511**	**141.331**	**49.905**	**43.047**	**97.881**	**58.212**	**476.894**	**422.784**

1 Beinhaltet IFRS wertgeminderte Kredite über 2,6 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
2 Beinhaltet unwiderrufliche Kreditzusagen im Konsumentenkreditengagement über 2,7 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
3 Beinhaltet den Effekt von Nettingrahmenverträgen für OTC-Derivate, soweit anwendbar.
4 Kredite in Sonstige einschließlich Leasingfinanzierungen.

Unsere auf Kredite, unwiderrufliche Kreditzusagen, Eventualverbindlichkeiten und OTC-Derivate bezogenen Kreditengagements gegenüber den zehn größten Kreditnehmern umfassten 6 % unseres gesamten Kreditengagements in diesen Kategorien am 31. Dezember 2007. Diese Engagements gegenüber den zehn größten Kreditnehmern sind typischerweise mit gut gerateten Kreditnehmern oder bezogen auf strukturierte Transaktionen, die einen hohen Grad an Besicherung ausweisen.

Wir teilen unser Kreditrisikoengagement zudem in zwei Gruppen auf: das Firmenkreditengagement und das Konsumentenkreditengagement.

— Unser Firmenkreditengagement setzt sich aus allen Engagements zusammen, die nicht als Konsumentenkreditengagements definiert werden.
— Unser Konsumentenkreditengagement besteht aus kleineren standardisierten homogenen Krediten, insbesondere in Deutschland, Italien und Spanien. Es umfasst persönliche Kredite, Immobilienfinanzierungen für Wohnungsbau und Gewerbe, Kreditlinien sowie Ratenkredite an Selbstständige und Kleingewerbetreibende aus unserem Privatkunden- und Retailgeschäft.

FIRMENKREDITENGAGEMENT

Die folgende Tabelle zeigt mehrere unserer wesentlichen Firmenkreditengagementkategorien nach den Bonitätsklassen unserer Geschäftspartner.

Diese Tabelle zeigt den Anstieg unseres Firmenkreditbuchs sowie die anhaltend gute Kreditqualität unserer ausleihebezogenen Kreditrisikoengagements. Die gegenüber 2006 eingetretene Veränderung der Bonität unseres Firmenkreditportfolios im Jahr 2007 ist das Ergebnis unserer konsequenten Risikodisziplin.

Das belegt auch der Zuwachs unserer Firmenkredite mit Investment Grade Rating, deren Anteil am gesamten Firmenkreditbuch von 65 % am 31. Dezember 2006 auf 70 % am 31. Dezember 2007 angestiegen ist.

Firmenkreditengagement Kreditrisikoprofil nach Bonitätsklasse	Kredite[1]		Unwiderrufliche Kreditzusagen[2]		Eventual-verbindlichkeiten		OTC-Derivate[3]		Insgesamt	
in Mio €	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
AAA–AA	22.765	20.225	28.969	34.172	7.467	5.774	54.164	28.255	113.366	88.427
A	30.064	17.615	31.087	38.356	15.052	13.548	21.092	16.238	97.294	85.757
BBB	30.839	31.893	35.051	34.986	13.380	13.364	8.706	7.194	87.975	87.436
BB	26.590	26.301	25.316	26.536	9.146	6.170	10.018	5.351	71.069	64.358
B	6.628	5.271	7.431	6.254	4.252	3.589	2.601	1.060	20.912	16.175
CCC und schlechter	3.342	5.188	657	1.027	609	602	1.300	114	5.908	6.931
Insgesamt	**120.228**	**106.494**	**128.511**	**141.331**	**49.905**	**43.047**	**97.881**	**58.212**	**396.525**	**349.084**

1 Beinhaltet vor allem in der Kategorie CCC und schlechter IFRS wertgeminderte Kredite über 1,5 Mrd € zum 31. Dezember 2007 und 1,6 Mrd € zum 31. Dezember 2006.
2 Beinhaltet unwiderrufliche Kreditzusagen im Konsumentenkreditengagement über 2,7 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
3 Beinhaltet den Effekt von Nettingrahmenverträgen für OTC-Derivate, soweit anwendbar.

KONSUMENTENKREDITENGAGEMENT

Die nachstehende Tabelle zeigt unser Konsumentenkreditengagement, Konsumentenkredite, die sich mindestens 90 Tage im Zahlungsverzug befinden, sowie die Nettokreditkosten. Letztere stellen die im Abrechnungszeitraum gebuchten Nettowertberichtigungen nach Eingängen auf abgeschriebene Kredite dar. Die Angaben zu Krediten, die 90 Tage oder mehr überfällig sind, und zu den Nettokreditkosten sind in Prozent des Gesamtengagements ausgedrückt.

	Gesamtengagement (in Mio €)		90 Tage oder mehr überfällig in % des Gesamtengagements		Nettokreditkosten in % des Gesamtengagements	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Konsumentenkreditengagement Deutschland	56.504	53.446	1,68 %	1,90 %	0,64 %	0,59 %
Konsumenten- und Kleinbetriebsfinanzierungen	14.489	12.261	1,96 %	2,21 %	1,76 %	1,53 %
Immobilienfinanzierungen	42.015	41.185	1,58 %	1,80 %	0,26 %	0,31 %
Konsumentenkreditengagement außerhalb Deutschlands	23.864	20.253	1,24 %	1,04 %	0,55 %	0,38 %
Konsumentenkreditengagement insgesamt[1]	**80.368**	**73.699**	**1,55 %**	**1,66 %**	**0,62 %**	**0,53 %**

1 Beinhaltet IFRS wertgeminderte Kredite über 1,1 Mrd € zum 31. Dezember 2007 und 1,1 Mrd € zum 31. Dezember 2006.

Das Volumen unseres Konsumentenkreditengagements erhöhte sich im Jahr 2007 um 6,7 Mrd € oder 9 % gegenüber dem Vorjahr. Dieser Anstieg resultierte sowohl aus einer Ausweitung unseres Portfolios außerhalb Deutschlands (um 3,6 Mrd €) mit starken Zuwächsen in Italien (um 1,7 Mrd €), Spanien (um 1,0 Mrd €) und Polen (um 608 Mio €) als auch innerhalb Deutschlands aus der Erstkonsolidierung der Berliner Bank (um 1,7 Mrd €). Die gesamten Nettokreditkosten in Prozent des Gesamtengagements erhöhten sich im Vergleich zu 2006 als Reflexion unserer Strategie der Ausweitung der margenstärkeren Konsumentenfinanzierungen. In Deutschland wurde der Anstieg der Nettokreditkosten für Konsumenten- und Kleinbetriebsfinanzierungen durch die gekauften Kredite bei norisbank und Berliner Bank getrieben und durch einen Rückgang bei Immobilienfinanzierungen nur teilweise kompensiert. Außerhalb Deutschlands war der Anstieg der Nettokreditkosten im Wesentlichen von unserem Konsumentenkreditengagement in Italien getrieben. In Deutschland reduzierten sich Kredite, die 90 Tage oder mehr überfällig waren, von 1,90 % auf 1,68 %, was das Geschäftswachstum und unser diszipliniertes Risikomanagement widerspiegelt. Der angestiegene Anteil von Krediten außerhalb Deutschlands, die 90 Tage oder mehr überfällig waren, resultierte vor allem aus unseren Immobilienfinanzierungen in Spanien.

KREDITENGAGEMENT AUS DERIVATEN

Zur Reduzierung des derivatebezogenen Kreditrisikos sind wir üblicherweise bemüht, Rahmenverträge mit unseren Kunden abzuschließen (wie beispielsweise den Rahmenvertrag der International Swaps and Derivatives Association für Derivate). Mithilfe eines Rahmenvertrags können die Verbindlichkeiten sämtlicher vom Rahmenvertrag erfassten Derivatekontrakte genettet werden, wenn der Geschäftspartner seinen Verpflichtungen nicht nachkommt, sodass eine einzige Nettoforderung gegenüber dem Geschäftspartner verbleibt (sogenanntes Close-out Netting). Für Teile unseres Geschäfts mit Derivaten schließen wir auch sogenannte Payment-Netting-Vereinbarungen ab, mit denen wir für sämtliche dieser Vereinbarung unterliegenden Transaktionen die fälligen Zahlungen eines Tages in derselben Währung zur Verringerung unseres Kapitalausfallrisikos verrechnen.

Zur internen Messung von Kreditengagements setzen wir Nettingverfahren nur dann ein, wenn wir sie für die jeweilige Jurisdiktion und den jeweiligen Geschäftspartner für rechtlich durchsetzbar halten. Wir gehen auch Sicherheitenvereinbarungen ein, um unser derivatebezogenes Kreditrisiko zu verringern. Diese Sicherheitenvereinbarungen führen in der Regel zur Risikominderung durch periodische (meist tägliche) Bewertung des betreffenden Portfolios beziehungsweise der Transaktionen sowie zur Kündigung des Rahmenvertrags, falls der Geschäftspartner einer Aufforderung zur Sicherheitenleistung nicht nachkommt. Wenn wir davon ausgehen, dass die Sicherheitenvereinbarung durchsetzbar ist, spiegelt sich dies, wie auch beim Netting, in unseren Engagementmessverfahren wider.

Da der Wiederbeschaffungswert unseres Portfolios aufgrund von Marktpreisbewegungen und Veränderungen der Transaktionen im Portfolio schwankt, berechnen wir auch potenzielle künftige Wiederbeschaffungskosten der Portfolios über die gesamte Laufzeit beziehungsweise bei besicherten Portfolios über angemessene Verwertungszeiträume. Wir messen unser potenzielles künftiges Engagement anhand von separaten Limiten. Die Analyse unseres potenziellen künftigen Engagements wird durch Stresstests ergänzt, mit denen wir die unmittelbare Auswirkung von extremen Marktereignissen auf unsere Engagements messen können (wie beispielsweise Eventrisiken in unserem Emerging-Markets-Portfolio).

BEHANDLUNG VON KREDITAUSFÄLLEN IM DERIVATEGESCHÄFT

Anders als im Fall unseres Standardkreditgeschäfts haben wir in der Regel mehrere Möglichkeiten, das Kreditrisiko bei unseren OTC-Derivaten zu steuern, wenn Veränderungen in den aktuellen Wiederbeschaffungskosten der Transaktionen und das Verhalten unserer Geschäftspartner auf die Gefahr hindeuten, dass ausstehende Zahlungsverpflichtungen aus den Transaktionen möglicherweise nicht erfüllt werden. In diesen Situationen sind wir häufig in der Lage, zusätzliche Sicherheiten zu erhalten oder die Transaktionen beziehungsweise die entsprechende Rahmenvereinbarung zu kündigen.

Sollte die Kündigung der Transaktionen beziehungsweise der entsprechenden Rahmenvereinbarung zu einer verbleibenden Nettoverpflichtung des Geschäftspartners führen, strukturieren wir die Verpflichtung in eine nicht derivative Forderung um und steuern sie im Rahmen unseres regulären Spezialkreditmanagements. Infolgedessen zeigen wir keine leistungsgestörten Derivate.

Die folgende Tabelle zeigt die Nominalbeträge und Bruttomarktwerte von OTC- und börsengehandelten Derivatekontrakten für Handels- und Nichthandelszwecke zum 31. Dezember 2007.

31.12.2007	Nominalbetrag nach Laufzeiten						
in Mio €	Bis 1 Jahr	> 1 Jahr ≤ 5 Jahre	Über 5 Jahre	Insgesamt	Positiver Marktwert	Negativer Marktwert	Netto-marktwert
Zinsbezogene Geschäfte:							
OTC-Produkte:							
FRAs	2.528.018	136.002	514	2.664.534	1.631	– 1.777	– 146
Zinsswaps (gleiche Währung)	10.152.957	10.751.638	8.353.640	29.258.235	289.573	– 293.223	– 3.649
Zinsoptionenkäufe	153.287	577.440	757.539	1.488.266	34.876	–	34.876
Zinsoptionenverkäufe	282.071	609.398	855.179	1.746.647	–	– 37.798	– 37.798
Sonstige Zinsgeschäfte	–	–	–	–	–	–	–
Börsengehandelte Produkte:							
Zinsfutures	415.050	99.189	867	515.106	–	–	–
Zinsoptionenkäufe	155.816	13.494	–	169.310	352	–	352
Zinsoptionenverkäufe	93.063	18.640	–	111.703	–	– 300	– 300
Zwischensumme	**13.780.263**	**12.205.800**	**9.967.738**	**35.953.801**	**326.432**	**– 333.098**	**– 6.666**
Währungsbezogene Geschäfte:							
OTC-Produkte:							
Devisentermingeschäfte	607.058	47.826	4.159	659.043	9.148	– 9.077	71
Cross Currency Swaps	1.797.862	569.054	379.216	2.746.132	47.709	– 48.683	– 974
Devisenoptionenkäufe	362.173	85.209	23.969	471.352	12.035	–	12.035
Devisenoptionenverkäufe	382.422	88.371	25.449	496.242	–	– 11.764	– 11.764
Börsengehandelte Produkte:							
Devisenfutures	9.652	597	35	10.285	–	–	–
Devisenoptionenkäufe	2.606	10	–	2.616	13	–	13
Devisenoptionenverkäufe	1.401	–	–	1.401	–	– 36	– 36
Zwischensumme	**3.163.174**	**791.068**	**432.828**	**4.387.071**	**68.905**	**– 69.560**	**– 655**
Aktien-/Indexbezogene Geschäfte:							
OTC-Produkte:							
Aktientermingeschäfte	2.816	–	–	2.816	47	– 24	23
Aktien-/Indexswaps	95.637	37.668	8.633	141.938	6.048	– 5.685	363
Aktien-/Indexoptionenkäufe	147.055	93.230	23.686	263.970	39.385	–	39.385
Aktien-/Indexoptionenverkäufe	156.430	119.771	35.365	311.566	–	– 47.533	– 47.533
Börsengehandelte Produkte:							
Aktien-/Indexfutures	42.090	–	–	42.090	–	–	–
Aktien-/Indexoptionenkäufe	182.829	63.994	9.778	256.601	20.393	–	20.393
Aktien-/Indexoptionenverkäufe	172.540	64.863	11.967	249.370	–	– 24.194	– 24.194
Zwischensumme	**799.397**	**379.526**	**89.428**	**1.268.351**	**65.873**	**– 77.436**	**– 11.563**
Kreditderivate	**236.587**	**3.428.971**	**1.492.936**	**5.158.493**	**119.238**	**– 106.410**	**12.828**
Sonstige Geschäfte:							
OTC-Produkte:							
Edelmetallgeschäfte	53.091	33.606	5.287	91.984	5.684	– 4.456	1.227
Sonstige Geschäfte	108.803	186.371	8.565	303.739	17.831	– 18.084	– 253
Börsengehandelte Produkte:							
Futures	17.723	7.028	37	24.788	66	– 87	– 22
Optionenkäufe	12.402	5.525	10	17.938	1.560	–	1.560
Optionenverkäufe	12.113	5.289	156	17.558	–	– 1.712	– 1.712
Zwischensumme	**204.132**	**237.819**	**14.055**	**456.006**	**25.140**	**– 24.339**	**801**
OTC-Geschäft insgesamt	**17.066.267**	**16.764.555**	**11.974.136**	**45.804.957**	**583.204**	**– 584.514**	**– 1.309**
Börsengehandeltes Geschäft insgesamt	**1.117.286**	**278.629**	**22.850**	**1.418.765**	**22.384**	**– 26.329**	**– 3.945**
Insgesamt	**18.183.553**	**17.043.184**	**11.996.986**	**47.223.723**	**605.588**	**– 610.843**	**– 5.255**
Positive Marktwerte nach Nettingvereinbarungen					**120.265**		

WEITERVERKAUFSRISIKO

Wir gehen häufig große Zusagen mit der Absicht ein, einen Großteil der zugrunde liegenden Risiken an Dritte weiterzuverkaufen oder zu streuen. Diese Zusagen umfassen die Verpflichtung zur Finanzierung von Bankkrediten und die Bereitstellung von Überbrückungskrediten für die Emission öffentlicher Anleihen. Unter normalen Marktbedingungen erfolgt der Ab- oder Weiterverkauf der Risiken in der Regel innerhalb von 90 Tagen nach dem Tag des Geschäftsabschlusses. Unser größtes Risiko beim Weiterverkauf von Risiken steht in Verbindung mit dem Leveraged-Finance- und Immobiliengeschäft (insbesondere mit gewerblichen Immobilienfinanzierungen).

Zu Risikomanagementzwecken gilt der Gesamtbetrag dieser Zusagen als Kreditengagement, das einer formellen Kreditgenehmigung bedarf. Diese Genehmigung umfasst auch unseren geplanten Haltebestand. Beträge, die zum Verkauf vorgesehen sind, werden als Handelsaktiva klassifiziert und zum Fair Value bewertet. Die voraussichtlichen Kursschwankungen werden mithilfe unseres Prozesses zur Steuerung von Marktrisiken überwacht. Um sich gegen eine Wertminderung solcher Beträge zu schützen, kann der Konzern Hedges zu marktüblichen Konditionen zur Absicherung von Marktrisiken (in der Regel auf Basis der entsprechenden Indizes) abschließen, die ebenfalls in unserem Prozess zur Steuerung von Marktrisiken erfasst werden.

Die Marktverwerfungen im Berichtsjahr führten am Markt zu einer Neubewertung der Risiken und einer Einschränkung der Liquidität. Daraus wiederum ergaben sich Verzögerungen beim Weiterverkauf unserer Kredit- und Anleiheengagements in diesen Geschäftsfeldern sowie die Notwendigkeit einer Wertanpassung einzelner Bestände.

Zum 31. Dezember 2007 beliefen sich unsere ausstehenden Gesamtzusagen im Leveraged-Finance-Geschäft auf 36,2 Mrd €. Davon waren 15,3 Mrd € ausgezahlt und 20,9 Mrd € noch nicht in Anspruch genommen. Im Geschäftsjahr 2007 beliefen sich die Abschreibungen für diese Positionen auf insgesamt 759 Mio € nach Berücksichtigung von Provisionserträgen und Veräußerungsgewinnen.

LÄNDERRISIKO

Zur Steuerung des Länderrisikos stützen wir uns auf eine Reihe von Risikomessinstrumenten und -limiten. Dazu gehören insbesondere:

- GESAMTENGAGEMENT GEGENÜBER GESCHÄFTSPARTNERN. Hierzu zählen wir alle Forderungen aus dem Kreditgeschäft sowie Forderungen aus OTC-Derivaten an Geschäftspartner, die in einem beliebigen Land ansässig sind und die wir für gefährdet halten, falls wirtschaftliche oder politische Ereignisse eintreten („Country Risk Event"). Es schließt Tochterunternehmen ausländischer Muttergesellschaften ein, die nicht durch Patronatserklärung abgedeckt sind, sowie ausländische Niederlassungen von lokalen Geschäftspartnern.
- TRANSFERRISIKOENGAGEMENT. Das Kreditrisiko, das entsteht, wenn ein grundsätzlich zahlungsfähiger und zahlungswilliger Schuldner seine Zahlungsverpflichtungen nicht erfüllen kann, da er wegen der Auferlegung staatlicher oder aufsichtsrechtlicher Kontrollen nicht in der Lage ist, Devisen zu beschaffen oder Vermögenswerte an Nichtgebietsansässige zu übertragen („Transfer Risk Event"). Dazu zählen alle Forderungen aus dem Kreditgeschäft sowie Forderungen aus OTC-Derivaten, die von einer unserer Stellen in einem Land an einen Geschäftspartner in einem anderen Land ausgereicht werden.
- EVENT-RISK-SZENARIEN MIT HOHEM STRESSFAKTOR. Wir verwenden Stresstests zur Messung von potenziellen Risiken unserer Handelspositionen und betrachten diese als Marktrisiken.

LÄNDERRISIKORATINGS

Unsere Länderrisikoratings sind ein wesentliches Instrument für das Länderrisikomanagement. Diese Ratings werden von einem unabhängigen Länderrisiko-Research-Team im Kreditrisikomanagement ermittelt. Sie beinhalten:

— SOVEREIGNRATING. Eine Messgröße der Wahrscheinlichkeit, dass ein Staat seinen Verpflichtungen in Fremdwährung beziehungsweise seiner eigenen Währung nicht nachkommt.
— TRANSFERRISIKORATING. Eine Messgröße der Wahrscheinlichkeit, dass ein „Transfer Risk Event" eintritt.
— EVENT-RISK-RATING. Eine Messgröße der Wahrscheinlichkeit, dass es zu größeren Störungen der Marktrisikofaktoren eines Landes kommt.

Sämtliche Sovereign- und Transferrisikoratings werden mindestens einmal im Jahr vom Group Credit Policy Committee, einem Unterkomitee des Risk Executive Committee, überprüft. Zudem überprüft unser Länderrisiko-Research-Team mindestens vierteljährlich unsere Ratings für die wichtigsten Emerging-Markets-Länder. Ratings für Länder, die wir für besonders volatil halten, sowie sämtliche Event-Risk-Ratings werden einer laufenden Überprüfung unterzogen.

Ferner vergleichen wir unsere internen Risikoeinstufungen regelmäßig mit den Einschätzungen der wichtigsten internationalen Ratingagenturen.

LÄNDERRISIKOLIMITE

Unser Länderrisikoengagement steuern wir mithilfe eines Rahmenwerks von Limiten. Die Bank begrenzt und überwacht ihr Engagement in Emerging Markets besonders intensiv. Wir definieren Emerging Markets als Lateinamerika (einschließlich der Karibik), Asien (ohne Japan), Osteuropa, den Mittleren Osten und Afrika. Die Limite überprüfen wir mindestens einmal im Jahr zusammen mit den Länderrisikoratings. Länderrisikolimite werden entweder vom Vorstand oder im Rahmen delegierter Kompetenz vom Group Credit Policy Committee festgelegt.

ÜBERWACHUNG DES LÄNDERRISIKOS

Unsere Konzernbereiche sind verantwortlich für die Steuerung ihrer Länderrisiken innerhalb der genehmigten Limite. Die regionalen Einheiten im Kreditrisikomanagement überwachen unser Länderrisiko auf der Grundlage von Daten, die Finance zur Verfügung stellt. Das Group Credit Policy Committee überprüft ebenfalls Informationen zum Transferrisiko.

LÄNDERRISIKOENGAGEMENT

Die folgenden Tabellen zeigen die Entwicklung des gesamten Nettoengagements gegenüber Geschäftspartnern in Emerging-Markets-Ländern (abzüglich Sicherheiten) sowie die nach Regionen gegliederten Inanspruchnahmen des Netto-Transferrisikoengagements gegenüber Emerging-Markets-Ländern (abzüglich Sicherheiten).

Emerging Markets Nettoengagement gegenüber Geschäftspartnern

in Mio €	31.12.2007	31.12.2006
Gesamtes Nettoengagement gegenüber Geschäftspartnern	22.000	11.511
Gesamtes Nettoengagement gegenüber Geschäftspartnern (ohne OTC-Derivate)	16.580	8.895

Ohne unwiderrufliche Kreditzusagen und Engagements gegenüber Filialen von Banken aus Nicht-Emerging-Markets-Ländern.

Emerging Markets Inanspruchnahme des Netto-Transferrisikoengagements

in Mio €	31.12.2007	31.12.2006
Afrika	508	352
Asien (ohne Japan)	3.277	1.558
Osteuropa	1.856	1.079
Lateinamerika	658	411
Mittlerer Osten	2.931	1.492
Netto-Transferrisikoengagement gegenüber Emerging Markets insgesamt	**9.230**	**4.892**

Ohne unwiderrufliche Kreditzusagen und Engagements gegenüber Filialen von Banken aus Nicht-Emerging-Markets-Ländern.

Zum 31. Dezember 2007 betrug unser Netto-Transferrisikoengagement gegenüber Emerging-Markets-Ländern (ohne unwiderrufliche Kreditzusagen und Engagements gegenüber Filialen von Banken aus Nicht-Emerging-Markets-Ländern) 9,2 Mrd €. Es erhöhte sich um 89 % oder 4,3 Mrd € gegenüber dem 31. Dezember 2006. Dieser Zuwachs war das Ergebnis einer selektiven Engagementausweitung in bevorzugten Emerging-Markets-Ländern aufgrund verbesserter Kreditqualität.

PROBLEMKREDITE

Im Einklang mit dem Industry Guidance der Securities and Exchange Commission verfolgen wir weiterhin die Überwachung und die Berichterstattung von Problemkrediten.

Unsere Problemkredite umfassen Kredite, für welche die Zinsabgrenzung eingestellt ist, sowie Kredite, deren Zins- und/oder Tilgungszahlungen 90 Tage oder mehr überfällig sind, für die wir die Zinsen aber weiterhin abgrenzen, sowie notleidende Kredite im Prozess der Restrukturierung. In den Problemkrediten sind sämtliche Kredite enthalten, bei denen das Management aufgrund bekannter Informationen über mögliche Kreditprobleme der Kreditnehmer erheblich daran zweifelt, dass die Kreditnehmer ihre vertraglichen Rückzahlungsvereinbarungen erfüllen können.

Zusätzlich hatten wir zum 31. Dezember 2007 zur Veräußerung verfügbare Kredite im Wert von 7 Mio € sowie leistungsgestörte Leasingfinanzierungen im Wert von 1 Mio €, die leistungsgestört waren. Diese Beträge sind nicht in unseren Problemkrediten enthalten.

Die folgende Tabelle zeigt die Komponenten unserer Problemkredite zum 31. Dezember 2007 und zum 31. Dezember 2006 sowie IFRS wertgeminderte Kredite.

			31.12.2007			31.12.2006
in Mio €	Einzeln bewertet	Kollektiv bewertet	Insgesamt	Einzeln bewertet	Kollektiv bewertet	Insgesamt
Kredite ohne Zinsabgrenzung	1.702	1.129	2.831	1.828	1.092	2.920
Kredite 90 Tage oder mehr überfällig, mit Zinsabgrenzung	30	191	220	4	181	185
Notleidende Kredite im Prozess der Restrukturierung	93	–	93	109	–	109
Problemkredite insgesamt	**1.824**	**1.320**	**3.144**	**1.941**	**1.273**	**3.214**
davon: IFRS wertgeminderte Kredite	1.516	1.129	2.645	1.625	1.092	2.717

Die Verringerung der Problemkredite im Jahr 2007 um 70 Mio € ist auf Bruttoabschreibungen in Höhe von 752 Mio €, einen wechselkursbedingten Rückgang von 26 Mio € und einen Nettoanstieg der Problemkredite um 708 Mio € zurückzuführen. Der Rückgang der Problemkredite ist vollständig auf unsere einzeln bewerteten Problemkredite zurückzuführen, bei denen es Bruttoabschreibungen in Höhe von 244 Mio €, einen wechselkursbedingten Rückgang von 26 Mio € sowie einen Nettoanstieg um 153 Mio € gab. Im kollektiv bewerteten Kreditportfolio wurden Abschreibungen über 508 Mio € durch Nettozugänge von 555 Mio € überkompensiert. In den kollektiv bewerteten Problemkrediten in Höhe von 1,3 Mrd € sind am 31. Dezember 2007 Kredite von 1,2 Mrd € enthalten, die 90 Tage oder mehr überfällig sind, sowie Kredite von 147 Mio €, die weniger als 90 Tage überfällig sind, bei denen es jedoch nach Einschätzung des Managements angemessen war, die Zinsabgrenzung einzustellen.

Unsere Zusagen, neue Gelder an Kreditnehmer mit Problemkrediten zu geben, beliefen sich zum 31. Dezember 2007 auf 129 Mio €, was einem Anstieg von 83 Mio € gegenüber dem 31. Dezember 2006 entspricht. Von diesen Zusagen entfiel 1 Mio € auf Kreditnehmer mit notleidenden Krediten im Prozess der Restrukturierung, die damit 3 Mio € unter dem Stand vom 31. Dezember 2006 lagen.

Die nachfolgende Tabelle zeigt unsere Problemkredite in den letzten zwei Jahren insgesamt, aufgeteilt nach deutschen und ausländischen Geschäftspartnern, nach dem Sitz des Geschäftspartners.

in Mio €	31.12.2007	31.12.2006
Kredite ohne Zinsabgrenzung:		
Inländische Kunden	1.913	2.167
Ausländische Kunden	918	753
Kredite ohne Zinsabgrenzung insgesamt	**2.831**	**2.920**
Kredite 90 Tage oder mehr überfällig, mit Zinsabgrenzung:		
Inländische Kunden	199	183
Ausländische Kunden	21	2
Kredite 90 Tage oder mehr überfällig, mit Zinsabgrenzung insgesamt	**220**	**185**
Notleidende Kredite im Prozess der Restrukturierung:		
Inländische Kunden	49	85
Ausländische Kunden	44	24
Notleidende Kredite im Prozess der Restrukturierung insgesamt	**93**	**109**

KREDITE OHNE ZINSABGRENZUNG

Die Zinsabgrenzung für Kredite wird eingestellt, wenn:

- die vereinbarten Zins- oder Tilgungszahlungen 90 Tage oder mehr überfällig sind und der Kredit weder hinreichend abgesichert ist noch sich im Inkassoprozess befindet oder
- es nach Einschätzung des Managements hinsichtlich der Einbringlichkeit der vertraglichen Cashflows ratsam war, die Zinsabgrenzung einzustellen.

Wenn für einen Kredit die Zinsabgrenzung eingestellt worden ist, beinhaltet der Buchwert des Kredits abgegrenzte Zinsen. Auf Kredite ohne Zinsabgrenzung eingehende Zinsen werden als Ermäßigung der Kapitalforderung gebucht.

Zum 31. Dezember 2007 betrugen unsere gesamten Kredite ohne Zinsabgrenzung 2,8 Mrd €, was einem Nettorückgang von 89 Mio € oder 3 % gegenüber 2006 entspricht. Nahezu der gesamte Nettorückgang der Kredite ohne Zinsabgrenzung erfolgte bei einzeln bewerteten Krediten, wobei Abschreibungen die Nettozugänge mehr als kompensierten, sowie einem wechselkursbedingten Rückgang.

KREDITE 90 TAGE ODER MEHR ÜBERFÄLLIG, MIT ZINSABGRENZUNG

Es handelt sich um Kredite, bei denen die vertraglich vereinbarten Zins- oder Tilgungszahlungen 90 Tage oder mehr überfällig sind, bei denen wir aber noch Zinsen abgrenzen. Diese Kredite sind werthaltig abgesichert und befinden sich im Inkassoprozess.

Im Jahr 2007 erhöhten sich unsere 90 Tage oder mehr überfälligen Kredite mit Zinsabgrenzung um 35 Mio € oder 19 % gegenüber 2006.

NOTLEIDENDE KREDITE IM PROZESS DER RESTRUKTURIERUNG

Notleidende Kredite im Prozess der Restrukturierung sind Kredite, die wir aufgrund einer Verschlechterung der finanziellen Situation des Kreditnehmers restrukturiert haben. Dabei wurden Konditionen vereinbart, die wir sonst nicht in Betracht gezogen hätten.

Wenn ein Kreditnehmer einen restrukturierten Kredit ein Jahr lang zufriedenstellend bedient, behandeln wir den Kredit nicht länger als notleidenden Kredit im Prozess der Restrukturierung – es sei denn, der zum Zeitpunkt der Restrukturierung vereinbarte neue Zinssatz war niedriger als der Marktzins für ähnliche Kreditrisiken.

Im Jahr 2007 reduzierte sich das Volumen der notleidenden Kredite im Prozess der Restrukturierung um 16 Mio € oder 15 % gegenüber 2006.

WERTGEMINDERTE KREDITE

Wir betrachten unter IFRS Kredite als wertgemindert, wenn wir einen objektiven Hinweis erkennen, dass ein Wertminderungsverlust eingetreten ist. Während wir die Wertminderungen für unser Firmenkreditengagement individuell bewerten, betrachten wir unsere Kredite in unserem Kosumentenkreditengagement als wertgemindert, wenn der Kreditvertrag mit dem Kunden gekündigt wurde.

Zum 31. Dezember 2007 betrugen unsere wertgeminderten Kredite 2,6 Mrd €, was einem Nettorückgang von 72 Mio € oder 3 % gegenüber 2006 entspricht. Nahezu der gesamte Nettorückgang der wertgeminderten Kredite erfolgte in unserem Firmenkreditengagement, wobei Abschreibungen die Nettozugänge mehr als kompensierten, sowie einem wechselkursbedingten Rückgang.

KREDITAUSFÄLLE UND WERTBERICHTIGUNGEN

Wir beurteilen regelmäßig, inwiefern objektive Hinweise auf eine Wertminderung eines Kredits oder einer Gruppe von Krediten vorliegen. Ein Kredit oder eine Gruppe von Krediten gilt als wertgemindert und ein Wertminderungsverlust als entstanden, wenn:

- objektive Hinweise auf eine Wertminderung infolge eines Verlustereignisses vorliegen, das nach der erstmaligen Erfassung des Finanzinstruments und bis zum Bilanzstichtag eingetreten ist (Verlustereignis),
- das Verlustereignis einen Einfluss auf die geschätzten zukünftigen Cashflows des finanziellen Vermögenswerts oder der Gruppe finanzieller Vermögenswerte hatte und
- eine verlässliche Schätzung des Verlustbetrags vorgenommen werden kann.

Wir errichten eine Wertberichtigung für Kreditausfälle, die unsere Schätzung der Wertminderungen innerhalb unseres Kreditportfolios reflektiert. Die Verantwortung für die Ermittlung unserer Wertberichtigungen für Kreditausfälle liegt beim Kreditrisikomanagement. Die Bestandteile unserer Wertberichtigung für Kreditausfälle sind die einzeln sowie die kollektiv ermittelten Wertberichtigungen. Zunächst beurteilen wir für Kredite, die für sich gesehen bedeutsam sind, ob auf individueller Ebene objektive Hinweise auf eine Wertminderung vorliegen. Anschließend erfolgt eine kollektive Beurteilung für Kredite, die für sich gesehen nicht bedeutsam sind, und für Kredite, die zwar für sich gesehen bedeutsam sind, für die aber im Rahmen der Einzelbetrachtung kein Hinweis auf eine Wertminderung vorliegt.

EINZELN ERMITTELTE WERTBERICHTIGUNGEN

Damit das Management beurteilen kann, ob auf individueller Ebene ein Verlustereignis und damit eine Wertminderung eingetreten ist, werden alle bedeutsamen Kreditbeziehungen regelmäßig überprüft. Dabei werden aktuelle Informationen und kontrahentenbezogene Ereignisse berücksichtigt wie beispielsweise erhebliche finanzielle Schwierigkeiten des Schuldners oder Vertragsbrüche, zum Beispiel Ausfall oder Verzug von Zins- und Tilgungszahlungen.

Sofern für eine einzelne Kreditbeziehung ein Wertminderungshinweis vorliegt, der zu einem Wertminderungsverlust führt, wird der Verlustbetrag als Differenz zwischen dem Buchwert des Kredits (der Kredite), einschließlich aufgelaufener Zinsen, und dem beizulegenden Wert ermittelt. Der beizulegende Wert wird als Barwert der erwarteten zukünftigen Cashflows unter Verwendung des ursprünglichen Effektivzinses des Kredits ermittelt, wobei auch Cashflows aus einer Sicherheitenverwertung nach Abzug der Kosten für Aneignung und Verkauf einbezogen werden. Der Buchwert der Kredite wird mittels eines Wertberichtigungskontos reduziert, der Verlustbetrag wird in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft erfasst.

Sämtliche Kreditengagements, die bereits auf Einzelbasis wertberichtigt wurden, sowie alle auf unserer „Watchlist" geführten Engagements werden regelmäßig einer Neubewertung unterzogen.

KOLLEKTIV ERMITTELTE WERTBERICHTIGUNGEN

Im Rahmen der kollektiven Beurteilung von Wertminderungen werden Wertberichtigungen für Kredite gebildet, die entweder für sich gesehen bedeutsam sind, für die jedoch kein objektiver Hinweis auf eine Wertminderung vorliegt, oder die für sich gesehen nicht bedeutsam sind, für die jedoch auf Portfolioebene wahrscheinlich ein Verlust eingetreten und verlässlich bestimmbar ist. Der kollektiv ermittelte Verlustbetrag setzt sich aus drei Komponenten zusammen.

- Die erste Komponente berücksichtigt einen Betrag für Länderrisiken. Dabei handelt es sich um Transfer- und Konvertierungsrisiken im Zusammenhang mit Kreditengagements in Ländern, bei denen erheblich daran gezweifelt wird, dass die dort ansässigen Kontrahenten aufgrund der vorherrschenden wirtschaftlichen oder politischen Situation ihre Rückzahlungsverpflichtungen erfüllen können. Dieser Betrag wird unter Verwendung von Ratings für Länder- und Transferrisiken ermittelt, welche regelmäßig für jedes Land, in dem der Konzern Geschäfte tätigt, erhoben und überwacht werden.
- Der zweite Bestandteil stellt einen Wertberichtigungsbetrag dar, der für kleinere homogene Kredite die auf Portfolioebene eingetretenen Verluste widerspiegelt. Die Kredite werden entsprechend ähnlichen Kreditrisikomerkmalen zusammengefasst und die Wertberichtigung für jede Gruppe wird unter Verwendung statistischer Modelle auf Basis historischer Erfahrungswerte ermittelt.
- Die dritte Komponente umfasst eine Schätzung der im Kreditportfolio inhärenten eingetretenen Verluste, die weder auf individueller Basis als wertgemindert identifiziert noch bei der Bestimmung der Wertberichtigung für kleinere homogene Kredite berücksichtigt wurden.

Sobald ein Kredit als wertgemindert identifiziert ist, wird die Zinsabgrenzung auf Basis der kreditvertraglichen Bedingungen eingestellt. Dessen ungeachtet wird aber der auf den Zeitablauf zurückzuführende Anstieg des Nettobarwerts des wertgeminderten Kredits auf Basis des ursprünglichen Effektivzinssatzes des Kredits als Zinsertrag erfasst.

Alle wertgeminderten Kredite werden auf Veränderungen des rückzahlbaren Betrags untersucht. Jede Veränderung gegenüber einem bereits erfassten Wertminderungsverlust wird als Veränderung des Wertberichtigungsbestands erfasst und in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft ausgewiesen.

RICHTLINIEN FÜR ABSCHREIBUNGEN

In der Regel wird ein Kredit gegen den gebildeten Wertberichtigungsbestand abgeschrieben, wenn wir keine realistische Aussicht auf Beitreibung mehr sehen und sämtliche Sicherheiten verwertet oder auf uns übertragen wurden.

WERTBERICHTIGUNG FÜR KREDITAUSFÄLLE

Die nachstehende Tabelle zeigt die Komponenten unserer Wertberichtigung für Kreditausfälle nach der Branche des Kreditnehmers sowie die prozentualen Anteile unseres gesamten Kreditportfolios, die zu den angegebenen Zeitpunkten auf die verschiedenen Branchen entfielen. Die Aufteilung nach inländischen und ausländischen Kreditnehmern richtet sich nach dem Sitz des Geschäftspartners.

in Mio € (außer Prozentangaben)	31.12.2007		31.12.2006	
Inländische Kunden				
Einzeln ermittelter Wertberichtigungsbestand:				
Banken und Versicherungen	–	–	–	1 %
Verarbeitendes Gewerbe	176	4 %	246	4 %
Private Haushalte (ohne Hypothekenkredite)	24	6 %	26	7 %
Private Haushalte – Hypothekenkredite	5	17 %	10	18 %
Öffentliche Haushalte	–	2 %	–	1 %
Handel	88	2 %	109	2 %
Gewerbliche Immobilien	127	5 %	160	6 %
Sonstige	189	6 %	172	8 %
Einzeln ermittelter Wertberichtigungsbestand inländische Kunden insgesamt	609		723	
Kollektiv ermittelter Wertberichtigungsbestand	481		443	
Inländische Kunden insgesamt	**1.090**	**42 %**	**1.166**	**46 %**
Ausländische Kunden:				
Einzeln ermittelter Wertberichtigungsbestand	321		262	
Kollektiv ermittelter Wertberichtigungsbestand	294		242	
Ausländische Kunden insgesamt	**615**	**58 %**	**504**	**54 %**
Wertberichtigungsbestand für Kreditausfälle insgesamt	**1.705**	**100 %**	**1.670**	**100 %**
Einzeln ermittelter Wertberichtigungsbestand insgesamt	930		985	
Kollektiv ermittelter Wertberichtigungsbestand insgesamt	775		684	
Wertberichtigungsbestand für Kreditausfälle insgesamt	**1.705**		**1.670**	

VERÄNDERUNGEN IM WERTBERICHTIGUNGSBESTAND

Erhöhungen unseres Wertberichtigungsbestands für Kreditausfälle gehen als Erhöhung der Wertberichtigungen für Kreditausfälle in unsere Konzern-Gewinn-und-Verlust-Rechnung ein. Abschreibungen führen zu einer Ermäßigung des Wertberichtigungsbestands, während Eingänge aus abgeschriebenen Forderungen den Wertberichtigungsbestand erhöhen. Auflösungen von Wertberichtigungen, die als nicht mehr notwendig erachtet werden, führen zu einem entsprechenden Rückgang des Wertberichtigungsbestands und zu einer Reduzierung der Wertberichtigungen für Kreditausfälle in unserer Konzern-Gewinn-und-Verlust-Rechnung.

Die nachfolgende Tabelle zeigt die Entwicklung unserer Wertberichtigungen für Kreditausfälle für die angegebenen Zeiträume.

			2007			2006
in Mio €	Einzeln bewertet	Kollektiv bewertet	Insgesamt	Einzeln bewertet	Kollektiv bewertet	Insgesamt
Bestand am Jahresanfang	**985**	**684**	**1.670**	**1.124**	**708**	**1.832**
Wertberichtigungen für Kreditausfälle	146	505	651	16	336	352
Nettoabschreibungen	– 149	– 378	– 527	– 116	– 328	– 444
Abschreibungen	– 244	– 508	– 752	– 272	– 460	– 732
Eingänge aus abgeschriebenen Krediten	95	130	225	156	132	288
Veränderungen des Konsolidierungskreises	–	–	–	–	–	–
Wechselkursänderungen/Sonstige	– 52	– 36	– 88	– 39	– 32	– 70
Bestand am Jahresende	**930**	**775**	**1.705**	**985**	**684**	**1.670**

Die nachfolgende Tabelle zeigt die Entwicklung unserer Wertberichtigungen für Kreditausfälle nach Branchen für die angegebenen Zeiträume. Die Aufteilung nach inländischen und ausländischen Kreditnehmern richtet sich nach dem Sitz des Geschäftspartners.

in Mio € (außer Prozentangaben)	2007	2006
Bestand am Jahresanfang	**1.670**	**1.832**
Abschreibungen:		
Inländische Kunden		
Banken und Versicherungen	– 1	– 2
Verarbeitendes Gewerbe	– 58	– 78
Private Haushalte (ohne Hypothekenkredite)	– 287	– 244
Private Haushalte – Hypothekenkredite	– 26	– 35
Öffentliche Haushalte	–	–
Handel	– 28	– 40
Gewerbliche Immobilien	– 41	– 96
Leasingfinanzierungen	–	–
Sonstige	– 76	– 102
Inländische Kunden insgesamt	– 518	– 596
Ausländische Kunden:	0	0
Ohne Leasingfinanzierungen	– 232	– 135
Leasingfinanzierungen	– 2	– 1
Ausländische Kunden insgesamt	– 234	– 136
Abschreibungen insgesamt	**– 752**	**– 732**
Eingänge aus abgeschriebenen Krediten:		
Inländische Kunden		
Banken und Versicherungen	1	1
Verarbeitendes Gewerbe	21	19
Private Haushalte (ohne Hypothekenkredite)	63	46
Private Haushalte – Hypothekenkredite	–	8
Öffentliche Haushalte	–	–
Handel	10	9
Gewerbliche Immobilien	9	16
Leasingfinanzierungen	–	–
Sonstige	49	56
Inländische Kunden insgesamt	153	155
Ausländische Kunden:	0	0
Ohne Leasingfinanzierungen	71	133
Leasingfinanzierungen	1	–
Ausländische Kunden insgesamt	72	133
Eingänge aus abgeschriebenen Krediten insgesamt	**225**	**288**
Nettoabschreibungen	**– 527**	**– 444**
Wertberichtigungen für Kreditausfälle	651	352
Andere Veränderungen (zum Beispiel Wechselkursänderungen, Veränderungen des Konsolidierungskreises)	– 88	– 70
Bestand am Jahresende	**1.705**	**1.670**
Anteil der Nettoabschreibungen insgesamt an den Forderungen aus dem Kreditgeschäft im Jahresdurchschnitt	0,28 %	0,25 %

Unser Wertberichtigungsbestand für Kreditausfälle war am 31. Dezember 2007 mit 1,7 Mrd € nahezu unverändert gegenüber dem für Ende 2006 ausgewiesenen Bestand.

Unsere Bruttoabschreibungen im Jahr 2007 betrugen 752 Mio €, was einem Anstieg von 20 Mio € oder 3 % gegenüber 2006 entspricht. 244 Mio € der Abschreibungen für 2007 betrafen unser Firmenkreditengagement und 508 Mio € entfielen auf unser Konsumentenkreditengagement.

Unsere Zuführungen zu Wertberichtigungen für Kreditausfälle betrugen 651 Mio € im Jahr 2007 und lagen damit um 299 Mio € oder 85 % über dem Betrag des Vorjahres. Dies resultiert insbesondere aus einem einzelnen Geschäftspartner in unserem Konzernbereich Corporate and Investment Bank sowie unserer Wachstumsstrategie im Konsumentenfinanzierungsgeschäft. Im Jahr 2007 war unsere Wertberichtigung für Kreditausfälle überwiegend von unserem Konsumentenkreditengagement geprägt.

Am 31. Dezember 2007 betrug unser Bestand an einzeln ermittelten Wertberichtigungen 930 Mio € – eine Ermäßigung um 55 Mio € oder 6 % gegenüber 2006. Die Veränderung des Wertberichtigungsbestands beinhaltet Nettoabschreibungen von 149 Mio €, einen Rückgang um 52 Mio € aus Wechselkursänderungen und Wertaufholungseffekten sowie Zuführungen zu Wertberichtigungen von 146 Mio €, die 130 Mio € höher ausfielen als im Vorjahr. Einzeln ermittelte Wertberichtigungen bildeten die größte Komponente unseres Bestands an Wertberichtigungen für Kreditausfälle.

Am 31. Dezember 2007 betrug unser Bestand an kollektiv ermittelten Wertberichtigungen 775 Mio €, was einem Anstieg um 91 Mio € gegenüber dem Vorjahresbestand entsprach, der nahezu vollständig von unserem Portfolio an kleineren standardisierten homogenen Krediten getrieben wurde.

Unser Wertberichtigungsbestand betrug am 31. Dezember 2006 1,7 Mrd € und lag somit um 9 % unter dem zu Beginn 2006 ausgewiesenen Bestand von 1,8 Mrd €. Diese Abnahme ging vor allem auf Abschreibungen, die unsere Nettoneubildungen übertrafen, zurück.

Unsere Bruttoabschreibungen im Jahr 2006 betrugen 732 Mio €. 272 Mio € der Abschreibungen für 2006 betrafen unser Firmenkreditengagement, hauptsächlich resultierend aus unseren deutschen und amerikanischen Portfolios, und 460 Mio € entfielen auf unser Konsumentenkreditengagement.

Unsere Zuführungen zu Wertberichtigungen für Kreditausfälle betrugen 352 Mio € im Jahr 2006 und spiegeln unser konsequentes Kreditrisikomanagement, die Erfolge unserer Workoutaktivitäten und das günstige Kreditumfeld wider. Im Jahr 2006 war unsere Wertberichtigung für Kreditausfälle überwiegend von unserem Konsumentenkreditengagement geprägt.

Am 31. Dezember 2006 betrug unser Bestand an einzeln ermittelten Wertberichtigungen 985 Mio €. Der Rückgang in 2006 um 139 Mio € beinhaltet Nettoabschreibungen von 116 Mio €, Zuführungen zu Wertberichtigungen von 16 Mio € sowie einen Rückgang um 39 Mio € aus Wechselkursänderungen und Wertaufholungseffekten. Einzeln ermittelte Wertberichtigungen bildeten die größte Komponente unseres Bestands an Wertberichtigungen für Kreditausfälle.

Am 31. Dezember 2006 betrug unser Bestand an kollektiv ermittelten Wertberichtigungen 684 Mio € und lag somit geringfügig unter dem Stand zu Beginn des Jahres 2006 (708 Mio €). Veränderungen in dieser Komponente beinhalten 336 Mio € Zuführungen zu Wertberichtigungen, die durch Nettoabschreibungen von 328 Mio € kompensiert wurden, sowie einen Nettorückgang von 32 Mio € aufgrund Wechselkursänderungen und Wertaufholungseffekten.

AUSLÄNDISCHE KOMPONENTE DES WERTBERICHTIGUNGSBESTANDS

Die nachstehende Tabelle analysiert die Veränderungen in der ausländischen Komponente der Wertberichtigungen für Kreditausfälle. Zum 31. Dezember 2007 entfielen 36 % unseres gesamten Wertberichtigungsbestands auf ausländische Kunden.

in Mio €	2007	2006
Bestand am Jahresanfang	**504**	**476**
Wertberichtigungen für Kreditausfälle	316	60
Nettoabschreibungen	– 162	– 3
Abschreibungen	– 234	– 136
Eingänge aus abgeschriebenen Krediten	72	133
Andere Veränderungen (zum Beispiel Wechselkursänderungen, Veränderungen des Konsolidierungskreises)	– 43	– 29
Bestand am Jahresende	**615**	**504**

RÜCKSTELLUNGEN FÜR AUSSERBILANZIELLE VERPFLICHTUNGEN IM KREDITGESCHÄFT

Die nachstehende Tabelle zeigt die Veränderungen in den Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft des Konzerns, die Eventualverbindlichkeiten und ausleihebezogene Zusagen umfassen.

			2007			2006
in Mio €	Einzeln bewertet	Kollektiv bewertet	Insgesamt	Einzeln bewertet	Kollektiv bewertet	Insgesamt
Bestand am Jahresanfang	**127**	**129**	**256**	**184**	**132**	**316**
Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft	– 32	– 6	– 38	– 56	2	– 53
Veränderungen des Konsolidierungskreises	7	3	10	1	–	1
Wechselkursänderungen	– 1	– 8	– 8	– 2	– 5	– 7
Bestand am Jahresende	**101**	**118**	**219**	**127**	**129**	**256**

ABWICKLUNGSRISIKO

Bei unseren Handelsaktivitäten können wir zum Zeitpunkt der Abwicklung der Geschäfte Risiken ausgesetzt sein. Das Abwicklungsrisiko („Settlement Risk") ist das Risiko, einen Verlust zu erleiden, wenn ein Geschäftspartner seinen vertraglichen Verpflichtungen zur Lieferung von liquiden Mitteln, Wertpapieren beziehungsweise anderen Werten nicht nachkommt.

Für viele Transaktionsarten verringern wir das Abwicklungsrisiko, indem wir das Geschäft über eine Clearingstelle leiten, die als Vertreter beider Parteien operiert und das jeweilige Geschäft erst abwickelt, wenn beide Parteien ihre Vertragspflichten erfüllt haben.

Steht ein solches Abwicklungssystem nicht zur Verfügung, stellt die simultane Initialisierung der Zahlungs- und Lieferungsverpflichtungen aus der Transaktion die übliche Praxis unter Geschäftspartnern dar („Free Settlement"). In solchen Fällen können wir eine Minderung des Abwicklungsrisikos anstreben, indem wir bilaterale Nettingvereinbarungen für Zahlungen eingehen. Außerdem beteiligen wir uns aktiv an Brancheninitiativen zur Reduzierung des Abwicklungsrisikos. Die Übernahme eines Abwicklungsrisikos für im „Free Settlement"-Verfahren getätigte Geschäfte bedarf der Zustimmung aus dem Kreditrisikobereich: entweder in Form vorab genehmigter Abwicklungsrisikolimite oder durch Einholung einer gesonderten Genehmigung für den jeweiligen Geschäftsvorfall. Wir aggregieren Abwicklungsrisikolimite nicht mit anderen Kreditengagements für Kreditgenehmigungszwecke, berücksichtigen jedoch das gesamte Engagement bei der Überlegung, ob ein bestimmtes Abwicklungsrisiko annehmbar ist.

MARKTRISIKO

Nahezu alle unsere Geschäfte unterliegen dem Risiko von Änderungen in Marktpreisen und Kursen, die zu Gewinnen oder Verlusten führen. Wir unterscheiden vier Arten von Marktrisiken:

— Zinsrisiken,
— Aktienkursrisiken,
— Währungsrisiken und
— Rohwarenpreisrisiken.

Zins- und Aktienkursrisiken bestehen jeweils aus zwei Komponenten. Das allgemeine Risiko beschreibt Wertänderungen aufgrund allgemeiner Marktbewegungen, während das spezifische Risiko emittentenbezogene Ursachen hat (einschließlich Credit-Spread-Risiken).

GRUNDKONZEPT DES MARKTRISIKOMANAGEMENTS

Wir gehen Marktrisiken sowohl bei Handels- als auch Nichthandelsgeschäften ein. Wir übernehmen Risiken durch Market-making und das Eingehen von Positionen in Schuldtiteln, Aktien, Fremdwährungen, sonstigen Wertpapieren und Rohwaren sowie in den entsprechenden Derivaten.

Wir nutzen eine Kombination aus Risikosensitivitäten, Value-at-Risk, Stresstests und Messgrößen zum Ökonomischen Kapital, um Marktrisiken zu steuern und Limite zu setzen. Das Ökonomische Kapital ist eine Messgröße, mit der wir alle Marktrisiken sowohl in unseren Handels- als auch Nichthandelsportfolios beschreiben und aggregieren. Value-at-Risk stellt unsere primäre Messgröße zur Steuerung der handelsbezogenen Marktrisiken dar. Unsere Risikosensitivitäten, Value-at-Risk, Stresstests und Messgrößen zum Ökonomischen Kapital reflektieren auch Basisrisiken in unserem Handelsgeschäft.

Der Vorstand und das Risk Executive Committee, unterstützt vom Market Risk Management als Teil unserer unabhängigen Legal, Risk & Capital-Funktion, legen ein konzernweites Value-at-Risk-Limit für die Marktrisiken im Handelsbuch fest. Market Risk Management teilt dieses Gesamtlimit auf die Konzernbereiche auf. Darunter werden die Limite auf die untergeordneten Geschäftssparten und Handelsportfolios sowie nach geografischen Regionen weiter unterteilt.

Unser Value-at-Risk-Ausweis für die Handelsgeschäfte erfolgt auf Basis unseres eigenen internen Value-at-Risk-Modells. Im Oktober 1998 hat das Bundesaufsichtsamt für das Kreditwesen, eines der Vorgängerinstitute der Bundesanstalt für Finanzdienstleistungsaufsicht, unser internes Value-at-Risk-Modell zur Berechnung des regulatorischen Kapitalbedarfs für das allgemeine und spezifische Marktrisiko genehmigt. Das Modell wurde seither periodisch verfeinert und die Modellgenehmigung wurde aufrechterhalten.

Unsere Value-at-Risk-Angaben sind darauf ausgerichtet, eine einheitliche Darstellung des Marktrisikos sowohl für die interne Risikosteuerung als auch für die externe Offenlegung und für aufsichtsrechtliche Zwecke sicherzustellen. Das Value-at-Risk-Limit für den Konzernbereich Corporate and Investment Bank lag Anfang 2007 bei 90 Mio € und wurde am 27. Februar 2007 auf 105 Mio € angehoben. Das Value-at-Risk-Limit für die Handelspositionen des Gesamtkonzerns betrug Anfang 2007 92 Mio € und wurde am 27. Februar 2007 auf 110 Mio € erhöht (basierend auf einem Konfidenzniveau von 99 %, wie weiter unten beschrieben, und einer Haltedauer von einem Tag).

BESONDERHEITEN DER DEUTSCHEN AUFSICHTSRECHTLICHEN MARKTRISIKOMELDUNG

Nach deutschem Bankaufsichtsrecht gelten für die Marktrisikomeldung spezifische Regeln, die insbesondere die Konsolidierung von Unternehmen, die Berechnung der Gesamtmarktrisikoposition sowie die Definition von Handels- und Nichthandelsaktiva betreffen.

— KONSOLIDIERUNG. Für deutsche bankaufsichtliche Meldezwecke werden nach Maßgabe des Kreditwesengesetzes alle Tochterunternehmen konsolidiert, bei denen es sich um Kreditinstitute, Finanzdienstleistungsinstitute, Finanzunternehmen oder Unternehmen mit bankbezogenen Hilfsdiensten handelt. Versicherungsgesellschaften oder Unternehmen außerhalb des Finanzsektors werden nicht konsolidiert.
— GESAMTMARKTRISIKOPOSITION. Bei unserem Marktrisikoausweis schließen wir Positionen in fremder Währung aus, die nach deutschem Bankaufsichtsrecht von der Berechnung der Währungsgesamtposition ausgeschlossen werden dürfen. Hierbei handelt es sich um Währungspositionen, die für die bankaufsichtliche Berichterstattung vom Eigenkapital abgezogen oder in vollem Umfang mit Eigenkapital unterlegt werden, sowie Beteiligungen einschließlich Anteilen an verbundenen Unternehmen in fremder Währung, die zu historischen Anschaffungskosten bewertet werden (strukturelle Währungspositionen). Unsere größten strukturellen Währungspositionen ergeben sich aus unseren Beteiligungen an Unternehmen in den Vereinigten Staaten.
— DEFINITION VON HANDELS- UND NICHTHANDELSAKTIVA. Die bankaufsichtliche Definition des Handels- und Anlagebuchs entspricht im Wesentlichen der Definition der Handels- und Nichthandelsaktiva nach IFRS. Aufgrund spezifischer Unterschiede zwischen dem bankaufsichtlichen und dem bilanziellen Regelwerk werden jedoch bestimmte Aktiva für Zwecke der Marktrisikomeldung dem Handelsbuch zugeordnet, obwohl diese nach IFRS als Nichthandelsaktiva klassifiziert sind. Umgekehrt werden bestimmte Aktiva dem Anlagebuch zugewiesen, obwohl diese nach IFRS Handelsaktiva darstellen.

VALUE-AT-RISK-ANALYSE

Der Value-at-Risk-Ansatz dient dazu, ein quantitatives Maß für unsere Marktrisiken im Handelsbuch unter normalen Marktbedingungen abzuleiten. Dabei wird eine Schätzung des potenziellen künftigen Verlusts (bezogen auf den Marktwert) vorgenommen, der über einen vorgegebenen Zeitraum und mit einem bestimmten Konfidenzniveau nicht überschritten wird. Das Risikomaß Value-at-Risk ermöglicht es uns, ein konstantes und einheitliches Risikomaß auf sämtliche Handelsgeschäfte und Produkte anzuwenden. Es erlaubt auch einen Vergleich der Marktrisikoschätzungen über die Zeit und mit den tatsächlichen täglichen Handelsergebnissen.

Wir berechnen den Value-at-Risk sowohl für interne als auch externe Meldezwecke mit einem Konfidenzniveau von 99 % gemäß den Bestimmungen der Bank für Internationalen Zahlungsausgleich (BIZ). Für interne Meldezwecke legen wir eine Haltedauer von einem Tag zugrunde. Für aufsichtsrechtliche Meldezwecke beträgt die Haltedauer zehn Tage.

Unser Value-at-Risk-Modell ist konzipiert, alle wesentlichen Risikofaktoren unter Annahme normaler Marktbedingungen zu berücksichtigen. Beispiele solcher Risikofaktoren sind Zinssätze (einschließlich Credit Spreads), Aktienkurse, Wechselkurse und Rohwarenpreise sowie deren implizite Volatilitäten. Das Modell berücksichtigt sowohl lineare als auch, insbesondere für Derivate, nichtlineare Einflüsse der Risikofaktoren auf den Wert eines Portfolios. Die statistischen Parameter, die für die Value-at-Risk-Berechnung erforderlich sind, werden auf Basis einer Beobachtungszeitreihe über die letzten 261 Handelstage (was mindestens einem Kalenderjahr entspricht) bestimmt, wobei jede Beobachtung gleich gewichtet wird.

Unsere Value-at-Risk-Berechnungen erfolgen mithilfe des Monte Carlo-Simulationsverfahrens, wobei wir annehmen, dass Änderungen in den Risikofaktoren einer Normalverteilung oder logarithmischen Normalverteilung folgen. In 2007 wurden alle Risiken, die bisher mithilfe der Varianz-Kovarianz-Methode quantifiziert wurden, so unsere spezifischen Zinsrisiken in einigen Portfolios wie beispielsweise im Credit Trading, in das Monte Carlo-Verfahren einbezogen.

Zur Berechnung des aggregierten Value-at-Risk benutzen wir historisch beobachtete Korrelationen zwischen den verschiedenen allgemeinen Marktrisikofaktoren. Bei der Aggregation allgemeiner und spezifischer Marktrisiken nehmen wir hingegen an, dass beide Risikokomponenten unkorreliert sind.

BACK-TESTING

Wir benutzen in unseren Handelsbereichen ein Back-testing-Verfahren, um die Vorhersagekraft unserer Value-at-Risk-Berechnungen zu überprüfen. Bei diesem Verfahren vergleichen wir in erster Linie die hypothetischen täglichen Gewinne und Verluste nach der Buy-and-hold-Annahme (entsprechend den deutschen bankaufsichtlichen Vorgaben) mit den durch unser Value-at-Risk-Modell prognostizierten Werten.

Ein Komitee, das von Market Risk Management geleitet wird und dem auch Market Risk Operations und Finance angehören, bespricht vierteljährlich die Back-testing-Ergebnisse für den Konzern und für einzelne Geschäftsbereiche. Das Komitee analysiert die aufgetretenen Ertragsschwankungen und überprüft die Prognosegüte unseres Value-at-Risk-Modells. Dies wiederum erlaubt es uns, den Risikomessprozess zu verbessern.

STRESSTESTS UND ÖKONOMISCHES KAPITAL

Während der auf täglicher Basis bestimmte Value-at-Risk eine Prognose für potenzielle große Verluste unter normalen Marktbedingungen liefert, führen wir auch Stresstests durch, bei denen unsere Handelsportfolios unter extremen Marktszenarien, die nicht durch das Konfidenzintervall unseres Value-at-Risk-Modells abgedeckt werden, bewertet werden.

Die Quantifizierung von Marktrisiken unter extremen Marktbedingungen bildet die Grundlage für die Berechnung des Ökonomischen Kapitals, das nach unserer Einschätzung zur Deckung der Marktrisiken aller von uns gehaltenen Positionen benötigt wird. Hierbei werden die zugrunde liegenden Risikofaktoren, die sich auf die verschiedenen Produkte auswirken, extrem ausgelenkt, das heißt einer plötzlichen Veränderung gemäß vordefinierten Szenarien unterzogen. Stressszenarien leiten wir aus historischen Worst-Case-Szenarien ab, berücksichtigen aber auch strukturelle Veränderungen der Märkte und der Liquidität.

So berechnen wir beispielsweise für alle Emerging Markets länderspezifische Event-Risk-Szenarien und überprüfen die Ergebnisse dieser Event-Risk-Analysen täglich. Darüber hinaus prüft ein Spezialistenkomitee auf monatlicher Basis Länderratings und Szenario-Loss-Limite. Ad-hoc-Prüfungen werden nach Bedarf durchgeführt.

Zusätzlich zu den länderspezifischen Event-Risk-Szenarien für Emerging Markets werden die Positionen aller bedeutenden Portfolios in regelmäßigen Abständen Stressszenarien unterworfen. Dies geschieht für die Handelsportfolios auf wöchentlicher Basis und für die Nichthandelsportfolios auf monatlicher Basis.

Unsere Stressszenarien umfassen:

- Preis- und Volatilitätsrisiken für Zinsen (inklusive Credit-Spread-Risiken), Aktienkurse, Wechselkurse und Rohwarenpreise für Industrieländer. Dabei berücksichtigen wir sowohl Handels- und Nichthandelsbestände an Wertpapieren und Investments als auch Handelsportfolios in Derivaten. Dabei werden zahlreiche Basisrisiken erfasst.
- Risiken in Emerging Markets, einschließlich sinkender Aktienkurse, steigender Zinssätze und Währungsabwertungen;
- Risiken aus Änderungen der emittentenbezogenen Renditedifferenzen (Credit Spreads) für Anleihen, Kreditderivate und handelbare Kredite aus Industrie- und Emerging-Markets-Ländern;
- Underwritingrisiken im Anleihe- und Aktienemissionsgeschäft in Industrieländern.

Wir berechnen das Ökonomische Kapital, indem wir die Verluste aus diesen Stressszenarien aggregieren. Dabei benutzen wir Korrelationen, die extreme Marktbedingungen widerspiegeln (anstelle von Korrelationen, die bei normalen Marktbedingungen gelten und in unserem Value-at-Risk-Modell benutzt werden). Unser Modell zur Berechnung des Ökonomischen Kapitals berücksichtigt auch Liquiditätsschocks, die am Markt auftreten können, und sich auf die Preise bestimmter Aktiva, insbesondere komplexerer und strukturierter Produkte, auswirken können.

Unser Ökonomischer Kapitalbedarf für die Marktrisiken in unseren Handelsbereichen lag zum Jahresende 2007 bei 1,8 Mrd € und überstieg den Vorjahreswert von 1,6 Mrd € aufgrund von Änderungen im Risikoprofil.

GRENZEN UNSERER EIGENEN RISIKOMODELLE

Wenngleich wir davon überzeugt sind, dass unsere eigenen Marktrisikomodelle einen hohen Standard aufweisen, entwickeln wir diese Modelle ständig weiter und stellen erhebliche Ressourcen für ihre Überprüfung und Verbesserung bereit.

Die Ergebnisse unserer Stresstests und unsere Abschätzungen für das Ökonomische Kapital sind in ihrer Aussagekraft zwangsläufig durch die Anzahl unserer Stresstests und durch die Tatsache limitiert, dass nicht alle „Downside"-Szenarien vorhergesagt und simuliert werden können. Obwohl Worst-Case-Szenarien von unseren Risikomanagern nach bestem Ermessen und unter Berücksichtigung extremer historischer Marktbewegungen definiert werden, ist es dennoch möglich, dass der Verlust aus unseren Marktrisikopositionen größer ausfällt als durch unser Ökonomisches Kapital abgeschätzt. Darüber hinaus überprüfen und verbessern wir unsere Stresstests fortwährend, um sicherzustellen, dass die wesentlichen Risiken erfasst und mögliche extreme Marktveränderungen im Modell abgebildet werden.

Bei unseren Value-at-Risk-Analysen sollten ferner die Grenzen der zugrunde liegenden Methode nicht außer Acht gelassen werden. So sollte der Value-at-Risk nicht als Maß für den Maximalverlust verstanden werden, der bei unseren Marktrisikopositionen auftreten kann. Zu den begrenzenden Faktoren der Value-at-Risk-Methode zählen:

- Die Verwendung historischer Daten als Grundlage für die Abschätzung zukünftiger Ereignisse kann dazu führen, dass nicht alle potenziellen Ereignisse erfasst werden, insbesondere solche, die ihrer Natur nach extrem sind.
- Die Annahme, dass Änderungen in den Risikofaktoren einer Normalverteilung oder logarithmischen Normalverteilung folgen, kann sich im konkreten Fall als nicht zutreffend erweisen und zu einer Unterschätzung der Wahrscheinlichkeit von extremen Marktbewegungen führen.

- Die Verwendung einer Haltedauer von einem Tag (beziehungsweise zehn Tagen für aufsichtsrechtliche Value-at-Risk-Berechnungen) unterstellt, dass alle Positionen in dem entsprechenden Zeitraum geschlossen oder abgesichert werden können. Diese Annahme führt zu einer unvollständigen Erfassung des Marktrisikos während illiquider Zeitperioden, in denen ein Schließen oder Absichern der Positionen unter Umständen nicht möglich ist. Dies gilt insbesondere für die Verwendung einer Haltedauer von einem Tag.
- Bei Verwendung eines Konfidenzniveaus von 99 % werden Verluste, die über dieses Niveau hinaus auftreten können, weder berücksichtigt noch wird über solche Verluste eine Aussage getroffen.
- Wir berechnen den Value-at-Risk an jedem Handelstag zum Geschäftsschluss. Für untertägige Engagements nehmen wir keine untertägigen Value-at-Risk-Berechnungen vor.
- Value-at-Risk erfasst nicht alle komplexen Einflüsse der Risikofaktoren auf die Werte von Positionen und Portfolios und kann demzufolge zu einer Unterschätzung potenzieller Verluste führen. So ist beispielsweise die Art und Weise, in der Sensitivitäten in unser Value-at-Risk-Modell einbezogen werden, unter Umständen nur für kleine Veränderungen der Marktparameter zutreffend.

Im Bewusstsein um die Grenzen der Value-at-Risk-Methode ergänzen wir unsere Value-at-Risk-Limite durch zusätzliche positions- und sensitivitätsbezogene Limitstrukturen sowie durch Stresstests sowohl für einzelne Portfolios als auch auf konsolidierter Ebene.

VALUE-AT-RISK DER HANDELSBEREICHE DES KONZERNBEREICHS CORPORATE AND INVESTMENT BANK

Die folgende Tabelle zeigt den Value-at-Risk unserer Handelsbereiche im Konzernbereich Corporate and Investment Bank (mit einem Konfidenzniveau von 99 % und einer Haltedauer von einem Tag). Unser handelsbezogenes Marktrisiko außerhalb dieser Handelsbereiche ist immateriell. „Diversifikationseffekt" bezeichnet den Effekt, dass an einem gegebenen Tag der aggregierte Value-at-Risk niedriger ausfällt als die Summe der Value-at-Risk-Werte für die einzelnen Risikoklassen. Würde man zur Berechnung des aggregierten Value-at-Risk die Value-at-Risk-Werte der einzelnen Risikoklassen einfach addieren, so würde dies die Annahme widerspiegeln, dass die Verluste in allen Risikokategorien gleichzeitig auftreten.

Value-at-Risk der Handelsbereiche	Insgesamt		Diversifikationseffekt		Zinsrisiko		Aktienkursrisiko		Währungsrisiko		Rohwarenpreisrisiko	
in Mio €	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Durchschnitt	85,6	69,5	– 57,7	– 49,2	61,5	51,0	55,6	41,7	15,3	14,1	11,0	11,8
Maximum	118,8	82,0	– 76,8	– 65,5	95,9	66,1	90,5	60,2	28,9	46,2	18,0	25,0
Minimum	66,5	58,3	– 40,4	– 38,5	42,7	42,1	43,5	31,4	5,9	4,5	5,7	5,2
Jahresende	100,6	76,9	– 59,7	– 44,0	90,8	50,3	49,5	53,0	11,3	12,2	8,7	5,4

Das folgende Schaubild zeigt den aggregierten täglichen Value-at-Risk der Handelsbereiche in 2007, unter Berücksichtigung von Diversifikationseffekten, sowie die tatsächlichen Erträge der Handelsbereiche im Jahresverlauf.

ERTRÄGE DER HANDELSBEREICHE UND VALUE-AT-RISK IN 2007

in Mio €


Erträge der Handelsbereiche
Value-at-Risk
350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
-350
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07

Unser Value-at-Risk für die Handelsbereiche bewegte sich in einem Band zwischen 67 Mio € bis 119 Mio €. Der durchschnittliche Value-at-Risk betrug im Jahr 2007 86 Mio € und lag somit um 23 % über dem Vorjahresdurchschnitt von 69 Mio €.

Neben dem selektiven Ausbau unserer Zinsrisikoengagements und/oder Aktienkursrisikopositionen in der ersten Jahreshälfte 2007 erklärt sich der Value-at-Risk-Anstieg in 2007 hauptsächlich durch die steigende Volatilität der Märkte sowie in einem geringeren Maß durch eine verfeinerte Value-at-Risk-Messung in der zweiten Jahreshälfte. Das Value-at-Risk-Maximum für das Gesamtjahr 2007 lag bei 119 Mio €. Das Maximum trat in der Mitte des dritten Quartals auf und spiegelt unter anderem die bewusste Entscheidung der Bank wider, zu dieser Zeit Optionsgeschäfte zur Absicherung gegen fallende Märkte einzugehen, die zu einem erhöhten Volatilitätsrisiko und Zeitwertverfall führten.

In 2007 erzielten unsere Handelsbereiche an über 87 % der Handelstage (über 96 % in 2006) einen positiven Ertrag. Darüber hinaus kam es an zehn Handelstagen in 2007 zu einem tatsächlichen Verlust, der die Value-at-Risk-Prognose für diesen Tag übertraf, während dies an keinem Tag in 2006 zu beobachten war.

Im Rahmen unseres aufsichtsrechtlichen Back-testing wurden in 2007 insgesamt 12 Ausreißer beobachtet, das heißt hypothetische Buy-and-hold-Verluste, die den prognostizierten Gesamt-Value-at-Risk für die Handelsbereiche überstiegen. Obwohl wir glauben, dass die Mehrzahl dieser Ausreißer vor allem auf extreme Ereignisse außerhalb normaler Marktbedingungen zurückzuführen ist, führen wir eine Neubewertung unserer Modellannahmen und –parameter durch im Hinblick auf mögliche Verbesserungen bei Vorliegen ungewöhnlicher Marktbedingungen – wie jenen in den letzten beiden Quartalen des Jahres 2007. Bei einem Value-at-Risk-Modell mit einem Konfidenzniveau von 99 % sind pro Jahr statistisch zwei bis drei Ausreißer zu erwarten. In Anbetracht der vorgenannten extremen Ereignisse sind wir davon überzeugt, dass unser Value-at-Risk-Modell unter normalen Marktbedingungen auch weiterhin ein geeignetes Maß für unser handelsbezogenes Marktrisiko darstellen wird.

Das folgende Balkendiagramm zeigt die Verteilung der tatsächlichen täglichen Erträge der Handelsbereiche in 2007. Die Balkenhöhe gibt die Anzahl der Handelstage an, an denen der auf der horizontalen Achse in Mio € angegebene Handelsertrag erzielt wurde. Das Balkendiagramm bestätigt den Effekt, den die extremen Marktbedingungen im Sommer 2007 auf unsere Erträge hatten.

ERTRÄGE DER HANDELSBEREICHE IN 2007

in Mio €


Tage
25
20
15
10
5
0
kleiner -200
-200 bis -190
-190 bis -180
-180 bis -170
-170 bis -160
-160 bis -150
-150 bis -140
-140 bis -130
-130 bis -120
-120 bis -110
-110 bis -100
-100 bis -90
-90 bis -80
-80 bis -70
-70 bis -60
-60 bis -50
-50 bis -40
-40 bis -30
-30 bis -20
-20 bis -10
-10 bis 0
0 bis 10
10 bis 20
20 bis 30
30 bis 40
40 bis 50
50 bis 60
60 bis 70
70 bis 80
80 bis 90
90 bis 100
100 bis 110
110 bis 120
120 bis 130
130 bis 140
140 bis 150
150 bis 160
160 bis 170
170 bis 180
180 bis 190
190 bis 200
größer 200

MARKTRISIKO IN UNSEREN NICHTHANDELSPORTFOLIOS

Gemessen am Ökonomischen Kapital, hat sich das Marktrisiko in unseren Nichthandelsportfolios von 1,4 Mrd € zum Jahresende 2006 auf 1,7 Mrd € zum Jahresende 2007 erhöht.

MANAGEMENT UNSERER NICHTHANDELSPORTFOLIOS

Das Capital and Risk Committee beaufsichtigt unsere Aktivitäten im Bereich der Nichthandelsportfolios. Es ist zuständig für die Koordination der konzernweiten Risikoneigung, der Kapitalerfordernisse und des Refinanzierungsbedarfs, basierend auf den Geschäftsstrategien für den Konzern, die Konzernbereiche und die untergeordneten Geschäftsbereiche. Zu seinen Aufgaben zählen ferner die regelmäßige Überprüfung der Engagements in unseren Nichthandelsportfolios sowie der damit zusammenhängenden Stresstestergebnisse, Überprüfungen der Rentabilität unserer Akquisitionen und Beteiligungen, die Zuteilung von Risikolimiten für die Geschäftsbereiche im vom Vorstand vorgegebenen Rahmen sowie die Genehmigung von Richtlinien für die Nichthandelsportfolios, die durch das Risk Executive

Committee ratifiziert werden. Mehrere Mitglieder des Capital and Risk Committee gehören auch dem Group Investment Committee an, wodurch eine enge Kooperation zwischen den beiden Komitees gewährleistet wird.

Unser dediziertes Investment & Asset Risk Management Team ist auf die Risikoaspekte unserer Nichthandelsaktivitäten spezialisiert und überprüft monatlich das Risikoprofil der Nichthandelsportfolios, einschließlich von Buchwerten, Schätzungen des Ökonomischen Kapitals, Limitauslastungen, Ertragsprüfungen und geplanter Aktivitäten.

BEWERTUNG DES MARKTRISIKOS IN UNSEREN NICHTHANDELSPORTFOLIOS

Aufgrund der besonderen Eigenschaften unserer Nichthandelsportfolios und der teilweise fehlenden Preistransparenz benutzen wir für unsere Nichthandelsportfolios als Risikomaß nicht den Value-at-Risk. Stattdessen verwenden wir zur Bewertung des Marktrisikos in diesen Portfolios Stresstestverfahren, die für jede Risikoklasse spezifisch sind und die unter anderem ausgeprägte historische Marktänderungen sowie die Liquidität der jeweiligen Anlageklasse berücksichtigen. Diese Bewertung bildet die Grundlage für die Abschätzung des Ökonomischen Kapitals, mithilfe dessen wir das Marktrisiko in unseren Nichthandelsportfolios aktiv überwachen und steuern. So benutzen wir beispielsweise für unsere Industriebeteiligungen individuelle Preisschocks in Höhe von 23 % bis 51 %, die auf historisch beobachteten Marktwertänderungen basieren. Bei Private-Equity-Engagements werden alle Positionen Stressbewegungen unterworfen, die sich zum einen aus der Anwendung unseres Ökonomischen Kapitalmodells für Kreditrisiken und zum anderen aus Marktpreisschocks von bis zu 100 %, je nach Vermögensgegenstand, ableiten. Siehe hierzu auch „Risikosteuerungsinstrumente – Ökonomisches Kapital“ und „Marktrisiko – Stresstests und Ökonomisches Kapital“.

NICHT HANDELSBEZOGENES MARKTRISIKO NACH RISIKOKLASSE

Das größte Marktrisiko in unseren Nichthandelsportfolios ist das Aktienkursrisiko. Der überwiegende Teil der Zins- und Währungsrisiken aus nicht handelsbezogenen Aktiva und Passiva wurde durch interne Absicherungsgeschäfte auf den Geschäftsbereich Global Markets im Konzernbereich Corporate and Investment Bank übertragen. Somit wird das Risiko dort auf Value-at-Risk-Basis gesteuert und ist in unsere handelsbezogenen Value-at-Risk-Zahlen einbezogen. Hinsichtlich der verbleibenden Risiken, die durch diese Absicherungsgeschäfte nicht übertragen wurden, werden Währungsrisiken im Allgemeinen durch währungskongruente Refinanzierungen ausgeglichen, so dass in den Portfolios lediglich Restrisiken verbleiben. Ferner sind bei diesen verbleibenden Positionen nur minimale Zinsrisiken vorhanden, die sich aus Fristeninkongruenzen zwischen Vermögen und Verbindlichkeiten ergeben.

NICHT HANDELSBEZOGENES MARKTRISIKO NACH KONZERNBEREICH

Alle Konzernbereiche halten und steuern nicht handelsbezogene Marktrisiken. Gemessen am Ökonomischen Kapital geht der Konzernbereich Corporate and Investment Bank das größte nicht handelsbezogene Marktrisiko im Konzern ein, das hauptsächlich aus Principal Investments stammt. Der Konzernbereich Corporate Investments geht nicht handelsbezogene Marktrisiken durch Industriebeteiligungen, Private Equity Investments und sonstige Unternehmensbeteiligungen ein. Das nicht handelsbezogene Marktrisiko im Konzernbereich Private Clients and Asset Management resultiert vor allem aus Eigenanlagen in Immobilien, Hedge- und Investmentfonds, die der Unterstützung des Client-Asset-Management-Geschäfts dienen und vorwiegend die Form von Minderheitsbeteiligungen bei Fondsgründungen oder Kapitalbeteiligungen bei bestehenden Fonds annehmen.

BUCHWERT UND ÖKONOMISCHER KAPITALBEDARF FÜR UNSERE NICHTHANDELSPORTFOLIOS

Die folgende Tabelle zeigt die Buchwerte und den Ökonomischen Kapitalbedarf für unsere wichtigsten Industriebeteiligungen, sonstigen Unternehmensbeteiligungen sowie Alternative Assets.

Nichthandelsportfolios		Buchwert	Ökonomischer Kapitalbedarf	
in Mrd €	31.12.2007	31.12.2006[1]	31.12.2007	31.12.2006[1]
Wichtigste Industriebeteiligungen	5,1	5,0	0,1	0,2
Sonstige Unternehmensbeteiligungen	3,3	2,8	0,7	0,6
Alternative Assets:	3,9	2,6	0,9	0,6
Principal Investments	1,6	1,2	0,5	0,4
Immobilien	2,0	1,1	0,3	0,1
Hedgefonds[2]	0,3	0,3	0,0	0,0
Insgesamt	**12,3**	**10,4**	**1,7**	**1,4**

1 Änderungen der Buchwerte und des Ökonomischen Kapitalbedarfs reflektieren die Umstellung auf IFRS.
2 Am 31. Dezember 2007 bestand ein geringfügiger Ökonomischer Kapitalbedarf in Höhe von 46 Mio € und am 31. Dezember 2006 von 40 Mio €.

Unser Ökonomischer Kapitalbedarf für diese Nichthandelsportfolios belief sich zum Jahresende 2007 auf insgesamt 1,7 Mrd € und fiel somit um 329 Mio € oder 24 % höher aus als der Vergleichswert zum Jahresende 2006. Der Anstieg steht hauptsächlich mit dem höheren Risiko unseres Alternative-Assets-Portfolios in Verbindung.

— WICHTIGSTE INDUSTRIEBETEILIGUNGEN. Unser Ökonomischer Kapitalbedarf von 75 Mio € zum Jahresende 2007 war in erster Linie auf unsere neu erworbene indirekte Beteiligung an EADS N.V. zurückzuführen, deren Marktwert sich zum Jahresende 2007 auf 133 Mio € belief. Der Ökonomische Kapitalbedarf für unsere übrigen Industriebeteiligungen ist aufgrund weiter gestiegener unrealisierter Gewinne bei unserer Beteiligung an der Daimler AG, die den Hauptbeitrag zum Ökonomischen Kapitalbedarf des Vorjahres lieferte, sowie dem Abbau unserer Beteiligungen an Allianz SE und Linde AG weiter gesunken.
— SONSTIGE UNTERNEHMENSBETEILIGUNGEN. Unser Ökonomischer Kapitalbedarf von 729 Mio € für unsere sonstigen Unternehmensbeteiligungen zum Jahresende 2007 ist weiterhin überwiegend durch unsere Eigenanlagen in Investmentfonds sowie einige andere Unternehmensbeteiligungen verursacht. Der Anstieg des Ökonomischen Kapitalbedarfs um 144 Mio € im Vergleich zum Jahresende 2006 spiegelt in erster Linie den Kauf von Abbey Life Assurance Company Limited im Oktober 2007 wider.
— ALTERNATIVE ASSETS. Unsere Alternative Assets umfassen Principal Investments, Immobilieninvestments (darunter Mezzanine Debt) sowie kleine Investments in Hedgefonds. Principal Investments setzen sich zusammen aus direkten Investments in Private Equity, Mezzanine Debt, kurzfristigen Investments in Financial Sponsor Leveraged Buy-out Funds, Bridge Capital für Leveraged Buy-out Funds sowie Private-Equity-bezogenen Geschäften. Der Anstieg des Ökonomischen Kapitalbedarfs resultierte hauptsächlich aus dem Erwerb einer Beteiligung an einem Infrastructure Asset im Geschäftsbereich Asset Management (für das ein Weiterverkauf gegenwärtig beabsichtigt ist) sowie aus dem wachsenden Private-Equity-Portfolio im Geschäftsbereich Global Markets. Unser Alternative-Assets-Portfolio weist zwar eine gewisse Konzentration bei risikoärmeren Infrastructure Assets auf, bleibt aber insgesamt gut diversifiziert und besteht weiterhin überwiegend aus Principal Investments und Immobilieninvestments.

In den Gesamtzahlen für das Ökonomische Kapital ist gegenwärtig kein Diversifikationsnutzen zwischen diesen unterschiedlichen Vermögensklassen berücksichtigt.

WICHTIGSTE INDUSTRIEBETEILIGUNGEN

Die nachstehende Tabelle zeigt die Beteiligungssätze und die Marktwerte der wichtigsten Industriebeteiligungen, die zum Jahresende 2007 direkt und/oder indirekt gehalten wurden, sowie die entsprechenden Beteiligungen zum Jahresende 2006. Unser Konzernbereich Corporate Investments beabsichtigt gegenwärtig, den Verkauf der meisten seiner börsennotierten Beteiligungen im Laufe der kommenden Jahre fortzusetzen, abhängig vom rechtlichen Umfeld und von den Marktbedingungen.

Wichtigste Industriebeteiligungen		Kapitalbeteiligung (in %)		Marktwert (in Mio €)	
Name	Sitzland	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Daimler AG	Deutschland	4,4	4,4	2.967	2.103
Allianz SE	Deutschland	1,7	2,2	1.154	1.494
Linde AG	Deutschland	5,2	7,8	789	983
EADS N.V.	Niederlande	0,8	–	133	–
Sonstige	N/A	N/A	N/A	37	394
Insgesamt				**5.081**	**4.975**

N/A – nicht aussagefähig

LIQUIDITÄTSRISIKO

Das Liquiditätsrisikomanagement stellt sicher, dass die Bank stets in der Lage ist, ihre Zahlungsverpflichtungen zeitgerecht zu erfüllen. Im Jahr 2007 hat unser Liquiditätsrisikomanagement einen wichtigen Beitrag zur Sicherung der Liquidität und einer soliden Finanzierungsstruktur geleistet.

KONZEPT DES LIQUIDITÄTSRISIKOMANAGEMENTS

Treasury ist für das Liquiditätsrisikomanagement verantwortlich. Aufgabe des Liquiditätsrisikomanagements ist es, unsere Liquiditätsrisikoposition zu identifizieren, zu messen und zu steuern. Die zugrunde liegenden Richtlinien werden regelmäßig von dem Capital and Risk Committee überprüft und genehmigt. In den Richtlinien werden die auf den Konzern anzuwendenden Methoden festgelegt.

Unser Liquiditätsrisikomanagement beginnt untertägig mit der Steuerung der Zahlungen, der Planung erwarteter Cashflows unter Berücksichtigung unseres Zugangs zu Zentralbanken (operative Liquidität). Anschließend folgt das taktische Liquiditätsrisikomanagement, das sich mit dem Zugang zu unbesicherten Finanzierungsquellen und den Liquiditätseigenschaften unseres Bestands an Vermögenswerten befasst (Liquidität der Aktiva). Schließlich umfasst die strategische Komponente das Aufstellen eines Fälligkeitenprofils sämtlicher Aktiva und Passiva in unserer Bilanz (Liquiditätsablaufbilanz) sowie die Festlegung unserer Emissionsstrategie.

Unser cashflowbezogenes Reportingsystem liefert tägliche Liquiditätsrisikoinformationen für das globale und regionale Management.

Wir verwenden Stresstests und Szenarioanalysen zur Untersuchung des Einflusses von plötzlich auftretenden Stressereignissen auf unsere Liquiditätsposition. Die Szenarien beruhen entweder auf historischen Ereignissen, Fallstudien von Liquiditätskrisen oder hypothetischen Modellen.

KURZFRISTIGE LIQUIDITÄT

Unser Reportingsystem verfolgt Cashflows auf täglicher Basis über eine Zeitspanne von 18 Monaten. Hiermit können wir unsere kurzfristige Liquiditätsposition in jeder Lokation, Region sowie weltweit, getrennt nach Währung, Produkt und Geschäftsbereich, bewerten. Das System erfasst sämtliche Cashflows unserer bilanzwirksamen Transaktionen sowie Liquiditätsrisiken aus außerbilanziellen Transaktionen. Wir modellieren das Cashflowprofil von Produkten ohne festgelegte vertragliche Laufzeit mithilfe statistischer Methoden zur Erfassung ihres tatsächlichen Verhaltens. Liquiditätsabflusslimite (Maximum Cash Outflow Limits) zur Begrenzung globaler und lokaler Nettoabflüsse werden täglich überwacht und stellen unseren Zugang zur Liquiditätsversorgung sicher.

UNBESICHERTE FINANZIERUNGSMITTEL

Die Aufnahme unbesicherter Finanzierungsmittel ist nur in begrenztem Umfang möglich. Unbesicherte Finanzierungsmittel setzen sich zusammen aus allen externen am Markt aufgenommenen Verbindlichkeiten, unabhängig vom Instrument, von der Währung oder Laufzeit. Die unbesicherten Finanzierungsmittel werden auf regionaler Basis nach Währung erfasst und in einem globalen Bericht zusammengeführt. Das Capital and Risk Committee setzt für die einzelnen Geschäftsbereiche Limite, um unseren Zugang zu unbesicherten Finanzierungsmitteln zu attraktiven Konditionen zu sichern.

LIQUIDITÄT DER AKTIVA

Mit dieser Komponente bestimmen wir die Volumina und Verbuchungsorte unseres konsolidierten Bestands an unbesichert refinanzierten liquiden Aktiva, die wir nutzen können, um Liquidität über besicherte Finanzierungstransaktionen zu generieren. Die Wertpapierbestände setzen sich aus einer breiten Palette unterschiedlicher Wertpapierklassen zusammen. Zunächst trennen wir in jedem Bestand die illiquiden von den liquiden Wertpapieren. Anschließend werden den liquiden Wertpapierklassen Liquiditätswerte zugeordnet.

Die Liquidität dieser Aktiva ist ein entscheidender Schutz vor kurzfristigen Liquiditätsengpässen. Zusätzlich unterhalten wir ein Portfolio von hochliquiden Wertpapieren in den führenden Weltwährungen zur Stellung von Sicherheiten für Barmittelerfordernisse im Rahmen der Clearingaktivitäten in Euro, US-Dollar und anderen Währungen. Auch zur Unterstützung unseres Liquiditätsprofils im Falle von potenziell sich verschlechternden Marktbedingungen, wie es im zweiten Halbjahr 2007 global zu beobachten war, haben wir diese zweckbestimmten Portfolios um 7,8 Mrd € auf 25,4 Mrd € am 31. Dezember 2007 erhöht.

DIVERSIFIKATION DER FINANZIERUNGSMITTEL

Die Diversifikation unseres Refinanzierungsprofils nach Anlegerkategorien, Regionen, Produkten und Instrumenten ist ein wesentlicher Bestandteil unseres Liquiditätsrisikomanagements. Unsere Kernfinanzierungsquellen sind Privatkunden-, Mittelstands- und Treuhandgelder sowie langfristige Kapitalmarktmittel. Kundeneinlagen, Gelder institutioneller Anleger sowie Interbankeneinlagen sind weitere Finanzierungsquellen. Letztere werden primär zur Finanzierung der liquiden Aktiva eingesetzt.

Die folgende Grafik zeigt die Zusammensetzung unserer externen unbesicherten Finanzierungsmittel, die zur Liquiditätsrisikoposition beitragen (was zum Beispiel sich selbst finanzierende strukturierte Anteile nicht mit einschließt), zum 31. Dezember 2007 und zum 31. Dezember 2006, jeweils in Mrd €, sowie als prozentualer Anteil an den externen unbesicherten Verbindlichkeiten insgesamt.

EXTERNE UNBESICHERTE FINANZIERUNGSMITTEL NACH PRODUKTEN
in Mrd €



am 31. Dezember 2007: gesamt 524 Mrd €
am 31. Dezember 2006: gesamt 465 Mrd €
150
100
50
0
131
25%
106
23%
12
2%
11
2%
103
20%
81
17%
22
4%
18
4%
120
23%
102
22%
24
5%
14
3%
40
8%
61
13%
39
7%
33
7%
33
6%
39
8%
Privatkunden-einlagen
Small/Mid Cap*
Kapitalmarkt-emissionen
Treuhandgelder
Andere Nichtbank-einlagen
Zahlungs-verkehrssalden von Geschäfts-kunden
Bankeinlagen
Zentralbank-einlagen
CP-CD**

* Bezeichnet Einlagen mittelständischer deutscher Firmenkunden.
** Commercial Paper/Certificates of Deposit mit einer Fälligkeit von einem Jahr oder weniger.

LIQUIDITÄTSABLAUFBILANZ

In die Liquiditätsablaufbilanz (Funding Matrix) stellen wir alle für das Refinanzierungsprofil relevanten Aktiva und Passiva nach ihrer Laufzeit in Zeitbänder ein. Da handelbare Wertpapiere in der Regel liquider sind, als ihre vertraglichen Laufzeiten erkennen lassen, haben wir individuelle Liquiditätsprofile erstellt, die deren relativen Liquiditätswert zeigen. Aktiva und Passiva aus dem Retail Banking, die üblicherweise unabhängig von den geltenden Kapitalmarktbedingungen erneuert oder verlängert werden (Immobilienfinanzierungen und Retaileinlagen), ordnen wir entsprechend der erwarteten Prolongation bestimmten Zeitbändern zu. Wholesaleprodukte stellen wir entsprechend ihren vertraglichen Laufzeiten ein.

Die Liquiditätsablaufbilanz zeigt für jedes Zeitband einen Überschuss beziehungsweise einen Fehlbestand an Finanzierungsmitteln und ermöglicht die Steuerung offener Liquiditätspositionen. Die Liquiditätsablaufbilanz bildet eine wichtige Grundlage für unseren jährlichen Emissionsplan, der nach Genehmigung durch das Capital and Risk Committee unsere Emissionsziele nach Laufzeit, Volumen und Instrument festlegt.

Insgesamt hat Treasury im Jahr 2007 Kapitalmarktinstrumente in Höhe von etwa 44,6 Mrd € begeben und damit die ursprüngliche Zielgröße von 23 Mrd € nach oben korrigiert. Diese erhöhte Kapitalmarktemission war eine von einer ganzen Reihe von Maßnahmen im Zuge der sich verschlechternden Marktbedingungen in der zweiten Jahreshälfte zur Stärkung unserer stabilen Liquiditätsposition, um existierende Zusagen zu refinanzieren, Neugeschäft zu ermöglichen und uns auf andere Eventualitäten vorzubereiten.

Für Informationen bezüglich des Laufzeitprofils unserer langfristigen Verbindlichkeiten verweisen wir auf Note [27] des Konzernabschlusses.

STRESSTESTS UND SZENARIOANALYSE

Wir verwenden Stresstests und Szenarioanalysen zur Untersuchung des Einflusses von plötzlich auftretenden Stressereignissen auf unsere Liquiditätsposition. Diese Szenarien beruhen entweder auf historischen Ereignissen (wie dem Börsencrash des Jahres 1987, dem US-amerikanischen Liquiditätsengpass von 1990 und den Terrorangriffen des 11. September 2001), auf Fallstudien von Liquiditätskrisen oder auf hypothetischen Modellen. Diese Szenarien beinhalten jetzt auch die Herausforderungen, die sich in der Finanzmarktkrise 2007 ergeben haben: verlängerte Dysfunktionalität des Geldmarkts, Ablehnung von Sicherheiten, mangelnde Fungibilität von Währungen sowie nicht absetzbare Syndizierungen. Die hypothetischen Modelle beinhalten interne Szenarien wie operationelle Risiken, Bonitätsherabstufung der Bank durch die Ratingagenturen um drei Stufen sowie externe Szenarien wie Marktrisiko, Emerging-Markets-Krise und systemischen Schock. Bei jedem dieser Szenarien wird angenommen, dass alle fällig werdenden Forderungen an Kunden vollständig prolongiert und refinanziert werden müssen, während die Prolongation der Verbindlichkeiten teilweise eingeschränkt ist und somit eine Finanzierungslücke entsteht. Danach werden die notwendigen Schritte bestimmt, um den Nettobedarf an Finanzierungsmitteln auszugleichen. Solche Maßnahmen wären beispielsweise der Verkauf von Wertpapieren, ein Übergang von unbesicherter zu besicherter Finanzierung und eine Preisanpassung für die Aufnahme von Verbindlichkeiten (Positionsschließung).

Diese Analyse ist in das bestehende Liquiditätsrisikomanagement-Konzept vollständig integriert. Wir verfolgen unsere vertraglichen Zahlungsströme pro Währung und Produkt über einen achtwöchigen Zeitraum (welchen wir als die kritischste Zeitspanne in einer Liquiditätskrise einschätzen) und wenden die einzelnen Stressfälle auf jedes Produkt an. Diese Analyse wird durch die Bestimmung der Liquidität der Aktiva ergänzt.

Unsere Stresstestanalysen geben Auskunft darüber, ob wir unter kritischen Umständen genügend Liquidität aufbringen könnten, und dienen als wichtige Informationen zur Festlegung unserer angestrebten Liquiditätsrisikoposition. Wir führen die Analyse monatlich durch.

Die nachstehende Übersicht veranschaulicht unsere Stresstestergebnisse zum 31. Dezember 2007. Für jedes Szenario zeigt sie unsere kumulative Finanzierungslücke über einen achtwöchigen Zeitraum nach Eintritt des auslösenden Ereignisses und wie viel Liquidität wir zur Schließung der Lücke hätten aufbringen können.

Szenario	Finanzierungslücke[1] (in Mrd €)	Positions-schließung[2] (in Mrd €)	Auswirkung auf Liquidität[3]
Marktrisiko	5,5	98,9	allmählich ansteigend
Emerging Markets	27,7	117,1	allmählich ansteigend
Systemischer Schock	20,4	70,9	temporäre Störung
Operationelles Risiko	13,9	106,7	temporäre Störung
Ratingherabstufung um eine Stufe	28,1	129,3	allmählich ansteigend
Ratingherabstufung um drei Stufen	108,6	129,3	ansteigend und stabilisierend

1 Finanzierungslücke verursacht durch eingeschränkte Prolongation der Verbindlichkeiten und weitere erwartete Abflüsse.
2 Liquiditätsgenerierung durch Gegensteuerung und Liquidität der Aktiva.
3 Wir untersuchen, ob unser Liquiditätsrisiko vorübergehend ist und sich im Zeitablauf verschlechtert oder verbessert.

Angesichts der wachsenden Bedeutung des Liquiditätsmanagements im Finanzsektor betrachten wir es als wichtigen Beitrag zur Finanzstabilität, liquiditätsrisikobezogene Themen mit Zentralbanken, Aufsichtsbehörden, Ratingagenturen und Marktteilnehmern zu diskutieren. Wir sind in einer Reihe von Liquiditätsarbeitsgruppen engagiert und beteiligen uns an Initiativen zur Schaffung eines Branchenstandards zur angemessenen Bewertung und Steuerung des Liquiditätsrisikos bei Finanzdienstleistern.

Neben der internen Liquiditätssteuerung unterliegt die Liquidität deutscher Banken den Bestimmungen des Kreditwesengesetzes sowie den Vorschriften der Bundesanstalt für Finanzdienstleistungsaufsicht. Wir halten alle anwendbaren Liquiditätsbestimmungen ein.

KAPITALMANAGEMENT

Treasury verantwortet das konzernweite sowie das lokale Kapitalmanagement. Die Allokation von Finanzressourcen im Allgemeinen und Kapital im Besonderen hat zum Ziel, profitable Geschäftsbereiche zu unterstützen, die den größtmöglichen positiven Effekt auf unsere Rentabilität und unseren Shareholder Value aufweisen. Aus diesem Grund wird das Kapital von Treasury regelmäßig den Geschäftsbereichen neu zugeordnet.

Treasury implementiert unsere Kapitalstrategie, die durch das Capital and Risk Committee entwickelt und vom Vorstand genehmigt wird. Dies umfasst auch die Emission und den Rückkauf von Aktien. Unser Ziel ist es, stets eine solide Kapitalisierung vorzuweisen. Kapitalbedarf und -angebot werden permanent überwacht und, falls notwendig, angepasst, um den Bedarf des Kapitals unter verschiedenen Aspekten abzudecken. Dazu gehören das ausgewiesene Buchkapital nach IFRS, das nach den Regeln der Bank für Internationalen Zahlungsausgleich (BIZ) ermittelte aufsichtsrechtliche Kapital sowie schließlich das Ökonomische Kapital. Unter Basel I betrug der Zielkorridor der BIZ-Kernkapitalquote 8 bis 9 % und dieser wird auch zukünftig mit der Einführung von Basel II seit dem 1. Januar 2008 angestrebt.

Die Allokation des Kapitals, die Festlegung unseres Finanzierungsplans und ähnliche Fragen werden vom Capital and Risk Committee erörtert.

Regionale Kapitalpläne, die den Kapitalbedarf der Filialen und Tochtergesellschaften abdecken, werden halbjährlich erstellt und dem Group Investment Committee vorgelegt. Die meisten unserer Tochtergesellschaften unterliegen gesetzlichen und aufsichtsrechtlichen Kapitalanforderungen. Lokale Asset and Liability Committees sorgen für die Einhaltung dieser Anforderungen unter Führung regionaler Treasury Teams. Ferner stellen sie die Einhaltung weiterer Anforderungen sicher wie beispielsweise Ausschüttungsbegrenzungen für die Dividende an die Deutsche Bank AG oder Begrenzungen des Kreditvolumens von Tochtergesellschaften an ihre Muttergesellschaft. Bei der Entwicklung, Umsetzung und Prüfung unseres Kapitals und unserer Liquidität werden solche gesetzlichen und aufsichtsrechtlichen Anforderungen berücksichtigt.

Das Kapitalmanagement im Jahr 2007 umfasste den Abschluss des Aktienrückkaufprogramms 2006/07 und den Start des Aktienrückkaufprogramms 2007/08. Im Rahmen des im Mai 2007 abgeschlossenen Programms 2006/07 wurden 14,1 Millionen Aktien zurückgekauft. Auf Basis der auf der ordentlichen Hauptversammlung 2007 erteilten und Ende Oktober 2008 auslaufenden Ermächtigung, 10 % der insgesamt emittierten Aktien zurückzukaufen, wurde im Mai 2007 das Aktienrückkaufprogramm 2007/08 gestartet. Das Programm dient unter anderem dazu, Verpflichtungen aus aktienbasierten Vergütungsprogrammen zu bedienen, und ermöglicht uns, Kapitalbedarf und -ausstattung in Einklang zu bringen. Die Rückkäufe wurden durch laufende Gewinne finanziert. Bis zum 31. Dezember 2007 wurden 6,3 Millionen Aktien (ungefähr 1,2 % unseres Gezeichneten Kapitals) im Rahmen des Programms 2007/08 zurückgekauft. Insgesamt wurden 2007 im Zuge unserer Aktienrückkaufprogramme 11,3 Millionen Aktien zurückgekauft (2006: 28,8 Millionen).

Im Geschäftsjahr 2007 haben wir hybrides Tier-1-Kapital in Höhe von 1,3 Mrd € begeben (2006: 1,1 Mrd €). Das ausstehende hybride Tier-1-Kapital belief sich am 31. Dezember 2007 auf insgesamt 5,6 Mrd €, verglichen mit 4,5 Mrd € zum 31. Dezember 2006.

Eine Innovation in 2007 war unsere erstmalige Contingent-Capital-Emission. Uns steht es frei, diese Form des Kapitals bei Bedarf in hybrides Tier-1-Kapital umzuwandeln und somit flexibles Kapital zu bilden, um der ratingabhängigen Bemessung unserer Risikoposition unter Basel II zu entsprechen. Wir haben in 2007 zwei Emissionen in Höhe von 200 Mio € und 800 Mio US-$ begeben.

OPERATIONELLES RISIKO

Wir definieren das operationelle Risiko als den potenziellen Eintritt von Verlusten im Zusammenhang mit Mitarbeitern, vertraglichen Vereinbarungen und deren Dokumentation, Technologie, Versagen oder Zusammenbruch der Infrastruktur, Projekten, externen Einflüssen und Kundenbeziehungen. Diese Definition schließt rechtliche wie auch aufsichtsrechtliche Risiken ein, jedoch nicht das allgemeine Geschäftsrisiko und das Reputationsrisiko.

ORGANISATIONSSTRUKTUR

Operational Risk Management ist eine unabhängige Risikomanagementfunktion innerhalb der Deutschen Bank. Der Global Head of Operational Risk Management ist ein Mitglied des Risk Executive Committee und berichtet an den Chief Risk Officer. Das Operational Risk Management Committee ist ein ständiger Unterausschuss des Risk Executive Committee und setzt sich aus Vertretern des Operational Risk Management sowie Operational Risk Officers aus den Geschäftsbereichen und ausgewählten Vertretern der Infrastrukturbereiche zusammen. Das Operational Risk Management Committee ist das Hauptentscheidungsgremium für alle Fragen des operationellen Risikomanagements. Es verabschiedet Konzernrichtlinien für die Erkennung, Messung, Bewertung, Berichterstattung und Überwachung von operationellen Risiken.

Das Operational Risk Management ist für die Definition des Risikorahmenwerks für operationelle Risiken sowie dazugehöriger Richtlinien verantwortlich, während die Verantwortung für die Umsetzung des Rahmenwerks und das tagtägliche Management operationeller Risiken bei unseren Geschäftsbereichen liegt. Dieses Business-Partnership-Modell führt zu einer engen Überwachung und zu einem verstärkten Bewusstsein für operationelle Risiken. Das Operational Risk Management ist in globale Relationship Teams und ein zentrales Methodenteam aufgeteilt. Die globalen Relationship Teams, die entsprechend unserer divisionalen und regionalen Struktur aufgestellt sind, überwachen und unterstützen die Umsetzung des Risikorahmenwerks der Bank für operationelle Risiken. Das zentrale Methodenteam entwickelt und implementiert das Instrumentarium für Management und Berichterstattung der operationellen Risiken, einschließlich der Methodik zum Advanced Measurement Approach (AMA). Dies beinhaltet ebenfalls die Überwachung der aufsichtsrechtlichen Auflagen, die Durchführung von Analysen zur Schaffung von Mehrwert und die Festsetzung von Verlustschwellen.

STEUERUNG UNSERES OPERATIONELLEN RISIKOS

Wir steuern das operationelle Risiko auf Basis eines konzernweiten konsistenten Rahmenwerks, mit dem wir unser operationelles Risikoprofil im Vergleich zu unserer Risikoneigung festlegen und Maßnahmen wie auch Prioritäten zur Risikoverringerung definieren können.

Wir wenden verschiedene Techniken zur effizienten Steuerung des operationellen Risikos an. Einige Beispiele:

— Wir führen „Self-Assessments" nach einem Bottom-up-Ansatz durch. Das Resultat ist ein spezifisches operationelles Risikoprofil für jede Geschäftssparte, welches die Bereiche mit einem hohen Risikopotenzial deutlich hervorhebt.
— Wir dokumentieren Verluste aus operationellen Risiken in unserer Datenbank „db-Incident Reporting System".
— Wir erfassen und überwachen wichtige operationelle Risikoindikatoren mit dem Instrument „db-Score".
— Alle Maßnahmen, die wir durch „Self-Assessments" oder Überwachung von Risikoindikatoren identifizieren, werden in „db-Track" erfasst. In „db-Track" überwachen wir fortlaufend den Umsetzungsfortschritt dieser Maßnahmen.

Im Jahr 2007 haben wir unsere Methodik zur Berechnung des Ökonomischen Kapitals für das operationelle Risiko weiter verfeinert und haben im Dezember 2007 die Genehmigung der BaFin für den Advanced Measurement Approach (AMA) erhalten.

Ausgehend von der Organisationsstruktur, den Governancestrukturen und vorhandenen Systemen zur Identifizierung und Steuerung der operationellen Risiken und mit Unterstützung der für spezifische operationelle Risikoarten zuständigen Kontrollfunktionen (wie Compliance, Corporate Security & Business Continuity) streben wir eine Optimierung des operationellen Risikomanagements an. Künftige operationelle Risiken, die wir durch zukunftsgerichtete Analyse identifizieren, werden mithilfe von vorbeugenden Maßnahmen wie der Entwicklung von Back-up-Systemen und Krisenplänen gesteuert. Wenn es uns erforderlich erscheint, schließen wir Versicherungen für operationelle Risiken ab.

GESAMTRISIKOPOSITION

Die folgende Tabelle zeigt unsere Gesamtrisikoposition zum 31. Dezember 2007 und zum 31. Dezember 2006, gemessen am Ökonomischen Kapital, das für Kredit-, Markt-, Geschäfts- und operationelle Risiken berechnet wird. Das Liquiditätsrisiko ist in dieser Gesamtposition nicht enthalten.

Ökonomischer Kapitalbedarf in Mio €	**31.12.2007**	**31.12.2006**
Kreditrisiko	8.506	7.351
Marktrisiko[1]:	3.481	2.994
Marktrisiko aus Handelspositionen	1.763	1.605
Marktrisiko aus Nichthandelspositionen[1]	1.718	1.389
Operationelles Risiko	3.974	3.323
Diversifikationseffekte zwischen Kredit-, Markt- und operationellem Risiko	– 2.651	– 2.158
Zwischensumme Kredit-, Markt- und operationelle Risiken	13.310	11.509
Geschäftsrisiko	301	226
Ökonomischer Kapitalbedarf insgesamt[1]	**13.611**	**11.735**

1 Änderungen des ökonomischen Kapitalbedarfs für 2006 reflektieren die Umstellung auf IFRS.

Zur Ermittlung unserer (nicht aufsichtsrechtlichen) Gesamtrisikoposition ziehen wir in der Regel Diversifikationseffekte zwischen den Risikoklassen in Betracht. Eine Ausnahme ist das Geschäftsrisiko, welches wir durch einfache Addition hinzuzählen.

Am 31. Dezember 2007 betrug der Ökonomische Kapitalbedarf insgesamt 13,6 Mrd € und lag somit um 1,9 Mrd € oder 16 % über dem Stand von 11,7 Mrd € am 31. Dezember 2006.

Der Anstieg des Ökonomischen Kapitals für das Kreditrisiko um 1,2 Mrd € oder 16 % spiegelt im Wesentlichen den Volumensanstieg in Derivaten und im ausleihebezogenen Kreditrisiko, primär in unserem Unternehmensbereich Corporate Banking & Securities wider.

Unser Ökonomischer Kapitalbedarf für Marktrisiken stieg um 487 Mio € oder 16 % auf 3,5 Mrd € zum 31. Dezember 2007 an. Dieser Anstieg ist hauptsächlich durch das nicht handelsbezogene Marktrisiko verursacht, das sich um 329 Mio € oder 24 % erhöhte und primär das gestiegene Risiko unseres Alternative-Assets-Portfolios widerspiegelt. Das Ökonomische Kapital für das handelsbezogene Marktrisiko erhöhte sich im Vergleich zum 31. Dezember 2006 infolge eines veränderten Risikoprofils um 158 Mio € oder 10 %.

Der Ökonomische Kapitalbedarf für das operationelle Risiko stieg um 651 Mio € oder 20 % auf 4,0 Mrd € zum 31. Dezember 2007. Dieser Anstieg ist auf zwei Faktoren zurückzuführen. Ein Faktor hängt mit methodischen Verbesserungen zusammen, insbesondere der verbesserten Modellierung der „Qualitativen Ergänzung (QE)“. Wir schätzen, dass der Ökonomische Kapitalbedarf für das operationelle Risiko zum 31. Dezember 2006 circa 3,8 Mrd € betragen hätte, wenn wir zu diesem Zeitpunkt bereits die methodischen Verbesserungen der QE angewandt hätten. Der zweite Faktor ist eine realistischere Abbildung unseres Risikoprofils auf Basis einer erweiterten Zeitreihe historischer interner und externer Verluste.

Der Diversifikationseffekt des Ökonomischen Kapitalbedarfs über das Kredit-, Markt- und operationelle Risiko stieg um 493 Mio € oder 23 % auf 2,7 Mrd € zum 31. Dezember 2007. Dieser Anstieg wurde getrieben von und war vollständig im Einklang mit dem erhöhten Ökonomischen Kapitalbedarf der oben aufgeführten Risikoarten.

Die nachstehende Tabelle zeigt den Ökonomischen Kapitalbedarf unserer Segmente zum 31. Dezember 2007.

31.12.2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Konzern insgesamt[1]
in Mio €	Corporate Banking & Securities	Global Transaction Banking	Insgesamt	Asset and Wealth Management	Private & Business Clients	Insgesamt		
Ökonomischer Kapitalbedarf insgesamt	10.533	430	10.963	871	1.566	2.437	207	13.611

1 Enthält 5 Mio € aus Consolidation & Adjustments.

Die Allokation des Ökonomischen Kapitals kann sich im Zeitablauf durch Verfeinerungen unserer Risikomessmethoden verändern.

Konzernabschluss
02 //

Konzern-Gewinn-und-Verlust-Rechnung

in Mio €	[Notes]	2007	2006
Zinsen und ähnliche Erträge	[3]	67.706	58.275
Zinsaufwendungen	[3]	58.857	51.267
Zinsüberschuss	[3], [6]	**8.849**	**7.008**
Risikovorsorge im Kreditgeschäft	[16]	612	298
Zinsüberschuss nach Risikovorsorge im Kreditgeschäft		**8.237**	**6.710**
Provisionsüberschuss	[4]	12.289	11.195
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	[5], [6]	7.175	8.892
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	[7]	793	591
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	[14]	353	419
Sonstige Erträge	[8]	1.286	389
Zinsunabhängige Erträge insgesamt		**21.896**	**21.486**
Personalaufwand	[31], [32]	13.122	12.498
Sachaufwand und sonstiger Aufwand	[9]	7.954	7.069
Aufwendungen im Versicherungsgeschäft	[40]	193	67
Wertminderung auf immaterielle Vermögenswerte	[21]	128	31
Restrukturierungsaufwand	[25]	– 13	192
Zinsunabhängige Aufwendungen insgesamt		**21.384**	**19.857**
Ergebnis vor Steuern		**8.749**	**8.339**
Ertragsteueraufwand	[33]	2.239	2.260
Jahresüberschuss		**6.510**	**6.079**
Den Minderheitsanteilen zurechenbares Konzernergebnis		36	9
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis		6.474	6.070

ERGEBNIS JE AKTIE

in €	[Notes]	2007	2006
Ergebnis je Aktie:	[10]		
Basic		13,65	12,96
Verwässert[1]		13,05	11,48
Anzahl der Aktien in Mio			
Gewichteter Durchschnitt der ausstehenden Aktien – Nenner für die Berechnung des Ergebnisses je Aktie		474,2	468,3
Bereinigter gewichteter Durchschnitt der ausstehenden Aktien nach angenommener Wandlung – Nenner für die Berechnung des verwässerten Ergebnisses je Aktie		496,1	521,2

1 Einschließlich Effekt auf den Zähler aus angenommener Wandlung. Weitere Informationen sind in Note [10] enthalten.

Der nachfolgende Konzernanhang ist integraler Bestandteil des Konzernabschlusses.

Aufstellung der im Konzern erfassten Erträge und Aufwendungen

in Mio €	2007	2006
In der Gewinn-und-Verlust-Rechnung berücksichtigter Jahresüberschuss	**6.510**	**6.079**
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern		
Unrealisierte Gewinne/Verluste (–) aus zur Veräußerung verfügbaren finanziellen Vermögenswerten:		
Unrealisierte Gewinne/Verluste (–) der Periode, vor Steuern	1.022	1.101
Reklassifizierung aufgrund von Gewinn- (–)/Verlustrealisierungen, vor Steuern	– 793	– 651
Unrealisierte Gewinne/Verluste (–) aus Derivaten, die Schwankungen zukünftiger Cashflows absichern:		
Unrealisierte Gewinne/Verluste (–) der Periode, vor Steuern	– 19	– 68
Reklassifizierung aufgrund von Gewinn- (–)/Verlustrealisierungen, vor Steuern	13	– 8
Anpassungen aus der Währungsumrechnung:		
Unrealisierte Gewinne/Verluste (–) der Periode, vor Steuern	– 1.696	– 708
Reklassifizierung aufgrund von Gewinn- (–)/Verlustrealisierungen, vor Steuern	– 5	8
Steuern auf Positionen, die direkt im Eigenkapital erfasst oder aus dem Eigenkapital reklassifiziert wurden	215	– 25
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern	**– 1.263**	**– 351**
Summe der erfassten Erträge und Aufwendungen	**5.247**	**5.728**
Zurechenbar:		
den Minderheitsanteilen	43	6
den Deutsche Bank Aktionären	5.204	5.722

Der nachfolgende Konzernanhang ist integraler Bestandteil des Konzernabschlusses.

Konzernbilanz

in Mio €	[Notes]	31.12.2007	31.12.2006
Aktiva:			
Barreserve		8.632	7.008
Verzinsliche Einlagen bei Kreditinstituten		21.615	19.199
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	[18]	13.597	14.265
Forderungen aus Wertpapierleihen	[18]	55.961	62.943
Zum Fair Value bewertete finanzielle Vermögenswerte davon zum 31.12.2007 158 Mrd € (2006: 87 Mrd €) als Sicherheit hinterlegt, frei zum Verkauf beziehungsweise zur weiteren Sicherheitenstellung durch den Sicherungsnehmer	[11], [18], [35]	1.474.103	1.104.650
Zur Veräußerung verfügbare finanzielle Vermögenswerte davon zum 31.12.2007 17 Mio € (2006: 23 Mio €) als Sicherheit hinterlegt, frei zum Verkauf beziehungsweise zur weiteren Sicherheitenstellung durch den Sicherungsnehmer	[13], [18]	42.294	38.037
Nach der Equity Methode bilanzierte Beteiligungen	[14]	3.366	2.541
Forderungen aus dem Kreditgeschäft	[15], [16]	198.892	178.524
Sachanlagen	[19]	2.409	3.241
Immaterielle Vermögenswerte	[21]	9.383	8.612
Sonstige Aktiva	[22], [23]	182.897	139.021
Steuerforderungen aus laufenden Steuern	[33]	2.428	2.120
Steuerforderungen aus latenten Steuern	[33]	4.772	4.332
Summe der Aktiva		**2.020.349**	**1.584.493**

Passiva:			
Einlagen	[24]	457.946	411.916
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	[18]	178.741	102.200
Verbindlichkeiten aus Wertpapierleihen	[18]	9.565	21.174
Zum Fair Value bewertete finanzielle Verpflichtungen	[11], [35]	966.177	694.619
Sonstige kurzfristige Geldaufnahmen	[26]	53.410	48.433
Sonstige Passiva	[23]	171.509	144.129
Rückstellungen	[25]	1.295	1.768
Steuerverbindlichkeiten aus laufenden Steuern	[33]	4.515	4.033
Steuerverbindlichkeiten aus latenten Steuern	[33]	2.124	2.285
Langfristige Verbindlichkeiten	[27]	126.703	111.363
Hybride Kapitalinstrumente (Trust Preferred Securities)	[27]	6.345	4.771
Verpflichtung zum Erwerb Eigener Aktien	[28]	3.553	4.327
Summe der Verbindlichkeiten		**1.981.883**	**1.551.018**
Stammaktien, ohne Nennwert, rechnerischer Nominalwert 2,56 €	[29]	1.358	1.343
Kapitalrücklage	[30]	15.808	15.246
Gewinnrücklagen	[30]	25.116	20.451
Eigene Aktien im Bestand zu Anschaffungskosten	[29]	– 2.819	– 2.378
Verpflichtung zum Erwerb Eigener Aktien	[28]	– 3.552	– 4.307
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern			
Unrealisierte Gewinne aus zur Veräußerung verfügbaren finanziellen Vermögenswerten, nach darauf entfallenden Steuern und sonstigen Anpassungen	[30]	3.635	3.208
Unrealisierte Gewinne/Verluste (–) aus Derivaten, die Schwankungen zukünftiger Cashflows absichern, nach Steuern	[30]	– 52	– 45
Anpassungen aus der Währungsumrechnung, nach Steuern	[30]	– 2.450	– 760
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern	[30]	1.133	2.403
Den Deutsche Bank Aktionären zurechenbares Eigenkapital		**37.044**	**32.758**
Minderheitsanteile	[30]	1.422	717
Eigenkapital einschließlich Minderheitsanteile	[30]	**38.466**	**33.475**
Summe der Passiva		**2.020.349**	**1.584.493**

Der nachfolgende Konzernanhang ist integraler Bestandteil des Konzernabschlusses.

Konzern-Kapitalflussrechnung

in Mio €	2007	2006
Jahresüberschuss	**6.510**	**6.079**
Cashflow aus operativer Geschäftstätigkeit		
Überleitung auf den Cashflow aus operativer Geschäftstätigkeit		
Wertberichtigungen für Kreditausfälle	651	352
Restrukturierungsaufwand	– 13	30
Ergebnis aus dem Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten, nach der Equity Methode bilanzierten Beteiligungen und Sonstigem	– 1.907	– 913
Latente Ertragsteuern, netto	– 918	165
Abschreibungen, Wertberichtigungen und Zuschreibungen	1.731	1.355
Anteilige Gewinne aus nach der Equity Methode bilanzierten Beteiligungen	– 358	– 207
Jahresüberschuss, bereinigt um nicht liquiditätswirksamen Aufwand/Ertrag und sonstige Posten	**5.696**	**6.861**
Anpassungen aufgrund eines Nettoanstiegs/-rückgangs beziehungsweise einer Nettoveränderung der operativen Vermögenswerte und Verbindlichkeiten:		
Verzinsliche Termineinlagen bei Kreditinstituten	7.588	– 3.318
Forderungen aus übertragenen Zentralbankeinlagen, aus Wertpapierpensionsgeschäften (Reverse Repos) und Wertpapierleihen	5.146	– 11.394
Handelsaktiva	– 302.932	– 87.409
Sonstige zum Fair Value bewertete finanzielle Vermögenswerte (exkl. Investitionstätigkeit)	– 75.775	– 19.064
Forderungen aus dem Kreditgeschäft	– 22.185	– 14.403
Sonstige Aktiva	– 42.674	– 30.083
Einlagen	47.464	35.720
Handelspassiva	205.814	25.243
Sonstige zum Fair Value bewertete finanzielle Verpflichtungen (exkl. Finanzierungstätigkeit)	70.232	41.518
Verbindlichkeiten aus übertragenen Zentralbankeinlagen, aus Wertpapierpensionsgeschäften (Repos) und aus Wertpapierleihen	69.072	18.955
Sonstige kurzfristige Geldaufnahmen	6.531	7.452
Sonstige Passiva	21.133	30.079
Vorrangige langfristige Verbindlichkeiten	22.935	10.480
Sonstige, per saldo	– 1.255	527
Nettocashflow aus operativer Geschäftstätigkeit	**16.790**	**11.164**
Cashflow aus Investitionstätigkeit		
Erlöse aus:		
Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten (inkl. zum Fair Value bewerteter finanzieller Vermögenswerte)	12.470	11.952
Endfälligkeit von zur Veräußerung verfügbaren finanziellen Vermögenswerten (inkl. zum Fair Value bewerteter finanzieller Vermögenswerte)	8.179	6.345
Verkauf von nach der Equity Methode bilanzierten Beteiligungen	1.331	3.897
Verkauf von Sachanlagen	987	123
Erwerb von:		
zur Veräußerung verfügbaren finanziellen Vermögenswerten (inkl. zum Fair Value bewerteter finanzieller Vermögenswerte)	– 25.230	– 22.707
Nach der Equity Methode bilanzierten Beteiligungen	– 1.265	– 1.668
Sachanlagen	– 675	– 606
Nettocashflow aus Unternehmensakquisitionen und -verkäufen	– 648	– 1.120
Sonstige, per saldo	463	314
Nettocashflow aus Investitionstätigkeit	**– 4.388**	**– 3.470**
Cashflow aus Finanzierungstätigkeit:		
Emission von nachrangigen langfristigen Verbindlichkeiten (inkl. zum Fair Value bewerteter finanzieller Verbindlichkeiten)	429	976
Rückzahlung/Rücklauf nachrangiger langfristiger Verbindlichkeiten (inkl. zum Fair Value bewerteter finanzieller Verbindlichkeiten)	– 2.809	– 1.976
Emission von hybriden Kapitalinstrumenten (Trust Preferred Securities inkl. zum Fair Value bewerteter finanzieller Verbindlichkeiten)	1.874	1.043
Rückzahlung/Rücklauf hybrider Kapitalinstrumente (Trust Preferred Securities inkl. zum Fair Value bewerteter finanzieller Verbindlichkeiten)	– 420	– 390
Im Rahmen von aktienbasierten Vergütungsplänen begebene Stammaktien	389	680
Kauf Eigener Aktien	– 41.128	– 38.830
Verkauf Eigener Aktien	39.729	36.380
Dividendenzahlung an Minderheitsanteile	– 13	– 26
Nettoveränderung der Minderheitsanteile	585	130
Gezahlte Bardividende	– 2.005	– 1.239
Nettocashflow aus Finanzierungstätigkeit	**– 3.369**	**– 3.252**
Nettoeffekt aus Wechselkursänderungen der Zahlungsmittel und Zahlungsmitteläquivalente	**– 289**	**– 510**
Nettoveränderung der Zahlungsmittel und Zahlungsmitteläquivalente	8.744	3.932
Anfangsbestand der Zahlungsmittel und Zahlungsmitteläquivalente	17.354	13.422
Endbestand der Zahlungsmittel und Zahlungsmitteläquivalente	26.098	17.354
Der Cashflow aus operativer Geschäftstätigkeit beinhaltet		
Gezahlte Ertragsteuern, netto	2.806	3.102
Gezahlte Zinsen	58.097	49.921
Erhaltene Zinsen und Dividenden	67.706	58.275
Zahlungsmittel und Zahlungsmitteläquivalente beinhalten		
Barreserve	8.632	7.008
Verzinsliche Sichteinlagen bei Banken (nicht eingeschlossen: Termineinlagen in Höhe von 4.149 Mio € per 31.12.2007 und von 8.853 Mio € per 31.12.2006)	17.466	10.346
Insgesamt	**26.098**	**17.354**

Der nachfolgende Konzernanhang ist integraler Bestandteil des Konzernabschlusses.

Konzernanhang

[1] WESENTLICHE RECHNUNGSLEGUNGSGRUNDSÄTZE

GRUNDLAGE DER DARSTELLUNG

Die Deutsche Bank Aktiengesellschaft („Deutsche Bank" oder „Muttergesellschaft") ist eine Aktiengesellschaft nach deutschem Recht. Zusammen mit den Gesellschaften, bei denen die Deutsche Bank über beherrschenden Einfluss verfügt, bietet die Deutsche Bank (der „Konzern") weltweit das gesamte Spektrum von Produkten und Dienstleistungen der Konzernbereiche Corporate and Investment Bank sowie Private Clients and Asset Management an. Einzelheiten zu den Unternehmensbereichen des Konzerns sind in Note [2] dargestellt.

Der beigefügte Konzernabschluss wird in Euro, der Berichtswährung des Konzerns, erstellt und steht in Einklang mit den International Financial Reporting Standards („IFRS"), wie sie vom International Accounting Standards Board („IASB") veröffentlicht und durch die Europäische Union („EU") in europäisches Recht übernommen wurden. Da der Konzern die von der EU bei der Übernahme von IAS 39, „Financial Instruments: Recognition and Measurement", eingeräumte Ausnahmeregelung („Carve-out") für die Bilanzierung von Sicherungsbeziehungen („Hedge Accounting") nicht nutzt, erfüllt der Konzernabschluss vollständig die Regelungen der vom IASB veröffentlichten IFRS. In Einklang mit IFRS 4, „Insurance Contracts", hat der Konzern seine bisherigen Rechnungslegungsgrundsätze gemäß US GAAP auf die Bilanzierung von Versicherungsverträgen angewandt.

Im Folgenden werden die wesentlichen vom Konzern angewandten Rechnungslegungsgrundsätze beschrieben. Diese Grundsätze wurden in den Geschäftsjahren 2006 und 2007 konsistent angewandt.

Die Erstellung des Jahresabschlusses gemäß IFRS verlangt vom Management, Beurteilungen und Annahmen hinsichtlich bestimmter Kategorien von Vermögenswerten und Verbindlichkeiten zu treffen. Bereiche, in denen dies notwendig ist, beinhalten die Bestimmung des Fair Value bestimmter finanzieller Vermögenswerte und Verbindlichkeiten, die Wertberichtigung für Kreditausfälle, die Wertminderung („Impairment") von Vermögenswerten mit Ausnahme von Krediten, von Goodwill und immateriellen Vermögenswerten, den Ansatz und die Bewertung von aktiven latenten Steuern, Rückstellungen für ungewisse Steuerpositionen, ungewisse gesetzliche und regulatorische Verpflichtungen, die Rückstellungen für Versicherungs- und Kapitalanlageverträge sowie die Rückstellungen für Pensionen und ähnliche Verpflichtungen. Diese Beurteilungen und Annahmen beeinflussen den Ausweis von Aktiva und Passiva, von Eventualforderungen und -verbindlichkeiten am Bilanzstichtag sowie von Erträgen und Aufwendungen der Berichtsperiode. Die tatsächlichen Ergebnisse können von den Einschätzungen des Managements abweichen.

UMSTELLUNG AUF IFRS

ERSTANWENDUNG VON IFRS

Bis zum 31. Dezember 2006 erstellte der Konzern seinen Konzernabschluss in Übereinstimmung mit US GAAP. Am Umstellungsstichtag auf IFRS, dem 1. Januar 2006, wandte der Konzern bei der Erstellung seiner Eröffnungsbilanz die Vorschriften von IFRS 1, „First Time Adoption of IFRS", an. Bestimmte Rechnungslegungsgrundsätze nach IFRS, die der Konzern bei Erstellung dieser Eröffnungsbilanz anwandte, weichen von den zum gleichen Datum angewandten US GAAP Rechnungslegungsgrundsätzen ab. Die damit verbundenen Anpassungen resultieren aus Geschäftsvorfällen und Transaktionen vor dem Stichtag für die Umstellung auf IFRS. Den Anforderungen von IFRS 1 entsprechend wurden diese Anpassungen zum 1. Januar 2006 direkt in den Gewinnrücklagen (oder, sofern angemessen, in einer anderen Eigenkapitalkategorie) erfasst. Dies resultiert aus der generellen Regelung in IFRS 1, die IFRS rückwirkend anzuwenden. Abweichend von dieser Vorschrift verlangt, beziehungsweise erlaubt IFRS 1 einige Ausnahmen.

Die vom Konzern im Rahmen der Erstanwendung in Anspruch genommenen Ausnahmen werden nachstehend erläutert. Weitere Wahlrechte des IFRS 1, die hier nicht erläutert werden, sind für die Geschäftsaktivitäten des Konzerns nicht wesentlich.

UNTERNEHMENSZUSAMMENSCHLÜSSE: IFRS 3, „Business Combinations", wurde nicht rückwirkend auf Unternehmenszusammenschlüsse angewendet, die vor dem Umstellungsstichtag auf IFRS durchgeführt wurden.

FAIR VALUE ODER NEUBEWERTUNG ALS ANGENOMMENE ANSCHAFFUNGS- ODER HERSTELLUNGSKOSTEN: Der Konzern legte die US GAAP-Buchwerte (Anschaffungskosten abzüglich kumulierter Abschreibungen) aller zu den Sachanlagen zählenden Vermögenswerte zum Zeitpunkt der Umstellung auf IFRS als deren angenommene Anschaffungs- und Herstellungskosten zugrunde.

MITARBEITERVERGÜTUNGEN: Der Konzern hat für die leistungsorientierten Pensionspläne sowie sonstigen Versorgungszusagen sämtliche kumulierten versicherungsmathematischen Gewinne und Verluste zum Umstellungsstichtag auf IFRS im Konzerneigenkapital erfasst.

KUMULIERTE UMRECHNUNGSDIFFERENZEN: Der Konzern hat sich dafür entschieden, den Betrag der kumulierten Umrechnungsdifferenzen aus der Währungsumrechnung ausländischer Geschäftsbetriebe in der Eröffnungsbilanz auf null zurückzusetzen.

KLASSIFIZIERUNG BEREITS BILANZIERTER FINANZINSTRUMENTE: Der Konzern klassifizierte im Rahmen der Umstellung auf IFRS bestimmte bereits bilanzierte finanzielle Vermögenswerte und Verpflichtungen gemäß IAS 39, „Financial Instruments: Recognition and Measurement", wie jeweils angebracht, entweder als zum Fair Value bewertete oder als zur Veräußerung verfügbare finanzielle Vermögenswerte.

AKTIENBASIERTE VERGÜTUNGEN: Der Konzern wandte IFRS 2, „Share-based Payment", mit Wirkung vom 7. November 2002 an.

BEWERTUNG VON FINANZIELLEN VERMÖGENSWERTEN UND VERPFLICHTUNGEN ZUM FAIR VALUE BEI ERSTMALIGEM ANSATZ: Der Konzern legte für Transaktionen ab dem 25. Oktober 2002 die spezifischen Regelungen in IAS 39, „Financial Instruments: Recognition and Measurement", zugrunde. Sie erfordern, die beim erstmaligen Ansatz entstehenden Gewinne aus dem Handel mit Finanzinstrumenten („Trade Date Profit"), die zum Fair Value ausgewiesen sind, abzugrenzen, wenn der Wert aus nicht beobachtbaren Parametern oder Preisen abgeleitet wurde.

AUSBUCHUNG VON FINANZIELLEN VERMÖGENSWERTEN UND VERPFLICHTUNGEN: Der Konzern wandte die Ausbuchungsanforderungen von IAS 39, „Financial Instruments: Recognition and Measurement", prospektiv lediglich für Transaktionen an, die an oder nach dem 1. Januar 2004 abgeschlossen wurden.

AUSWIRKUNGEN DER UMSTELLUNG AUF IFRS

Die Note [44] beinhaltet eine Beschreibung der wichtigsten Unterschiede zwischen den vom Konzern angewandten Rechnungslegungsgrundsätzen nach IFRS und nach US GAAP. Überleitungen der Konzernbilanzen von US GAAP auf IFRS zum 1. Januar 2006 und 31. Dezember 2006 sind ebenfalls in Note [44] enthalten ebenso wie die Überleitung der Gewinn-und-Verlust-Rechnung für den Zeitraum vom 1. Januar bis 31. Dezember 2006 und die Überleitung des Konzerneigenkapitals zum 1. Januar 2006 und 31. Dezember 2006. Während der Erstellung des Konzernabschlusses für das Geschäftsjahr vom 1. Januar 2007 bis 31. Dezember 2007 wurden Anpassungen bezüglich der Umstellung von US GAAP auf IFRS identifiziert. Die vorher nicht testierten Finanzinformationen gemäß IFRS im Bericht des Konzerns zur Umstellung der Rechnungslegung auf IFRS sowie in den folgenden Zwischenberichten wurden entsprechend angepasst. Die Auswirkungen dieser Anpassungen sind in den in Note [44] enthaltenen Überleitungen dargestellt.

GRUNDSÄTZE DER KONSOLIDIERUNG

Die Finanzinformationen im Konzernabschluss beinhalten Daten der Muttergesellschaft, Deutsche Bank Aktiengesellschaft zusammen mit ihren Tochtergesellschaften, unter Einbeziehung bestimmter Zweckgesellschaften („SPEs"), dargestellt als eine wirtschaftliche Einheit.

TOCHTERGESELLSCHAFTEN

Tochtergesellschaften des Konzerns sind diejenigen Einheiten, welche von ihm beherrscht werden. Der Konzern verfügt über einen beherrschenden Einfluss auf Tochtergesellschaften, wenn er deren Finanz- und Geschäftspolitik bestimmen kann, was in der Regel bei einer direkten oder indirekten Kapitalbeteiligung von mehr als der Hälfte der Stimmrechte an den Unternehmen angenommen wird. Das Bestehen potenzieller Stimmrechte, die aktuell ausübbar oder wandelbar sind, wird bei der Prüfung, ob der Konzern ein anderes Unternehmen beherrscht, berücksichtigt.

Der Konzern unterstützt die Gründung von Zweckgesellschaften aus einer Vielzahl von Gründen. Auf diese Weise können Kunden Investitionen in rechtlich selbstständige Gesellschaften oder gemeinsame Investitionen in alternative Vermögensanlagen vornehmen. Es werden aber auch die Verbriefung von Vermögenswerten und der Kauf oder Verkauf von Kreditsicherungsinstrumenten ermöglicht. Um festzustellen, ob eine SPE zu konsolidieren ist, ist eine Reihe von Faktoren zu prüfen. Diese beinhalten eine Untersuchung, (a) ob die Aktivitäten der SPE zugunsten des Konzerns entsprechend seinen spezifischen Geschäftsbedürfnissen durchgeführt werden, sodass dieser aus der Geschäftstätigkeit der SPE Nutzen zieht; (b) ob der Konzern über die Entscheidungsmacht zur Erzielung der Mehrheit des Nutzens verfügt; (c) ob der Konzern die Mehrheit des Nutzens aus der Geschäftstätigkeit der SPE zieht und (d) ob der Konzern die Mehrheit der mit den Vermögenswerten verbundenen Residual- oder Eigentumsrisiken behält, um Nutzen aus ihrer Geschäftstätigkeit zu ziehen. Eine SPE ist zu konsolidieren, wenn die Prüfung der wesentlichen Faktoren zeigt, dass die SPE durch den Konzern beherrscht wird.

Tochterunternehmen werden ab dem Zeitpunkt konsolidiert, an dem der Konzern einen beherrschenden Einfluss erlangt. Die Konsolidierung endet mit dem Zeitpunkt, zu dem keine beherrschende Einflussnahme mehr besteht.

Der Konzern wird mindestens zu jedem Quartalsabschluss die Angemessenheit zuvor getroffener Konsolidierungsentscheidungen überprüfen. Entsprechend werden etwaige organisatorische Veränderungen unmittelbar berücksichtigt. Dazu gehören neben Änderungen der Eigentumsverhältnisse jegliche Änderungen von bestehenden oder mit einer Einheit neu abgeschlossenen vertraglichen Verpflichtungen des Konzerns.

Der Konzern überprüft die Konsolidierungsentscheidung für SPEs, wenn sich eine Änderung in den Vereinbarungen der SPE ergibt, sich die Geschäftsbeziehungen zwischen dem Konzern und einer SPE aufgrund der aktuellen Marktbedingungen ändern oder sonstige Faktoren vorliegen, die zu ursprünglich nicht vorhergesehenen Aktivitäten zwischen dem Konzern und der SPE führen. Zu diesen Faktoren gehören unter anderem:

- Veränderungen der vom Konzern an der SPE gehaltenen Anteile;
- Veränderungen der vertraglichen Vereinbarungen oder Unternehmensführungsstrukturen der SPE;
- zusätzliche Aktivitäten in Bezug auf die Struktur der Gesellschaft, beispielsweise die Bereitstellung einer Liquiditätsfazilität über die ursprünglich vereinbarten Bedingungen hinaus, oder der Abschluss ursprünglich nicht geplanter Geschäfte mit einer SPE, und
- Veränderungen in der Finanzierungsstruktur der Einheit.

Ferner wird die Angemessenheit einer Konsolidierungsentscheidung erneut überprüft, wenn der Konzern feststellt, dass die SPE zusätzlicher, ursprünglich nicht vorgesehener Unterstützung zur Weiterführung ihres Geschäfts bedarf und der Konzern eine solche Unterstützung aus Reputations- oder sonstigen Gründen leisten würde.

Die Neueinschätzung des Vorliegens eines beherrschenden Einflusses über bestehende SPEs führt nicht zwangsläufig zu einer Konsolidierung oder Entkonsolidierung. Bei einer solchen Überprüfung muss der Konzern unter Umständen seine Wahrscheinlichkeitsannahmen für Verluste, die Möglichkeit einer zukünftigen Inanspruchnahme zusätzlicher Liquiditätsfazilitäten sowie für künftige, aus Reputations- oder anderen Gründen resultierende Maßnahmen anpassen. Eine Neueinschätzung der Konsolidierungspflicht wird auf der Grundlage aller gegenwärtig verfügbaren Informationen, einschließlich aktueller Marktparameter und Erwartungen (wie zum Beispiel Erwartungen zu Verlusten aus Vermögenswerten), sowie unter Berücksichtigung jeglicher Änderungen der Marktbedingungen seit Gründung der SPE vorgenommen.

Zur bilanziellen Erfassung der Akquisition von Tochtergesellschaften wird die Erwerbsmethode angewandt. Die Anschaffungskosten einer Akquisition bemessen sich nach den Fair Values der hingegebenen Vermögenswerte, der ausgegebenen Eigenkapitalinstrumente sowie der eingegangenen oder übernommenen Verbindlichkeiten zuzüglich der direkt mit der Akquisition verbundenen Kosten. Der Betrag, um den die Anschaffungskosten einer Akquisition den Anteil des Konzerns an dem Fair Value des erworbenen identifizierbaren Reinvermögens übersteigen, wird als Goodwill bilanziert. Sofern die Anschaffungskosten einer Akquisition unter dem Fair Value des erworbenen identifizierbaren Nettovermögens liegen (negativer Goodwill), kann ein Gewinn in den sonstigen Erträgen erfasst werden.

Alle konzerninternen Transaktionen, Salden und nicht realisierten Gewinne aus Transaktionen zwischen Konzerngesellschaften werden bei der Konsolidierung eliminiert. Im Rahmen der Konzernabschlusserstellung werden konzernweit einheitliche Rechnungslegungsgrundsätze angewandt. Die Ausgabe von Aktien einer Tochtergesellschaft an Dritte wird als Kapitalerhöhung behandelt.

Im Rahmen eines Beratungs- oder Treuhandverhältnisses gehaltene Vermögenswerte gelten nicht als Vermögenswerte des Konzerns und sind nicht in der Konzernbilanz ausgewiesen.

Minderheitsanteile werden in der Konzernbilanz als Bestandteil des Eigenkapitals, aber getrennt von dem den Deutsche Bank Aktionären zurechenbaren Eigenkapital ausgewiesen. Das den Minderheitsanteilen zurechenbare Konzernergebnis wird in der Konzern-Gewinn-und-Verlust-Rechnung separat ausgewiesen.

ASSOZIIERTE UNTERNEHMEN UND GEMEINSCHAFTLICH GEFÜHRTE UNTERNEHMEN

Ein assoziiertes Unternehmen ist ein Unternehmen, bei welchem der Konzern über maßgeblichen Einfluss verfügt, aber keinen beherrschenden Einfluss auf die finanz- und geschäftspolitischen Entscheidungen besitzt. In der Regel wird ein maßgeblicher Einfluss vermutet, wenn der Konzern zwischen 20 % und 50 % der Stimmrechte hält. Bei der Beurteilung, ob der Konzern die Möglichkeit besitzt, einen maßgeblichen Einfluss auf ein anderes Unternehmen auszuüben, werden die Existenz sowie der Effekt potenzieller Stimmrechte, die aktuell ausübbar oder wandelbar sind, berücksichtigt. Weitere Faktoren, die zur Beurteilung eines maßgeblichen Einflusses herangezogen werden, sind beispielsweise die Vertretung in Leitungs- und Aufsichtsgremien (bei deutschen Aktiengesellschaften im Aufsichtsrat) des Beteiligungsunternehmens sowie wesentliche Geschäftsvorfälle mit dem Beteiligungsunternehmen. Liegen solche Faktoren vor, könnte die Anwendung der Equity Methode auch dann erforderlich sein, wenn die Beteiligung des Konzerns weniger als 20 % der Stimmrechte umfasst.

Ein gemeinschaftlich geführtes Unternehmen besteht, wenn der Konzern mit einer Partei oder mehreren Parteien Verträge über Geschäftsaktivitäten geschlossen hat, die durch von ihnen gemeinschaftlich geführte Unternehmen wahrgenommen werden.

Anteile an assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen werden nach der Equity Methode bilanziert. Der Anteil des Konzerns an den Ergebnissen assoziierter und gemeinschaftlich geführter Unternehmen wird angepasst, um mit den Rechnungslegungsgrundsätzen des Konzerns übereinzustimmen. Unrealisierte Gewinne aus Transaktionen werden in Höhe des Anteils des Konzerns am Beteiligungsunternehmen eliminiert.

Nach dieser Methode werden die Anteile des Konzerns an assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen anfänglich mit ihren Anschaffungskosten angesetzt und nachfolgend um den Anteil des Konzerns an dem nach der Akquisition angefallenen Gewinn (oder Verlust) oder an sonstigen Reinvermögensänderungen des betreffenden assoziierten Unternehmens oder gemeinschaftlich geführten Unternehmens erhöht (vermindert). Goodwill, der bei der Akquisition eines assoziierten Unternehmens oder eines gemeinschaftlich geführten Unternehmens entsteht, ist im Buchwert der Beteiligung (abzüglich aufgelaufener Verluste aus Wertminderungen) enthalten. Übersteigen die Verluste den Buchwert der jeweiligen Beteiligung, werden sie mit anderen Vermögenswerten des Konzerns, die dem Beteiligungsunternehmen zuzuordnen sind, verrechnet. Falls diese anderen Vermögenswerte vollständig abgeschrieben sind, wird geprüft, ob zusätzlich Verluste auszuweisen sind, weil der Konzern verpflichtet ist, diese auszugleichen.

WÄHRUNGSUMRECHNUNG

Der Konzernabschluss wird in Euro, der Berichtswährung des Konzerns, erstellt. Eine Reihe von Konzerngesellschaften verwendet eine andere funktionale Währung, die der Währung des wirtschaftlichen Umfelds, in dem die Gesellschaft tätig ist, entspricht.

Eine Gesellschaft bilanziert Erträge, Aufwendungen, Gewinne und Verluste in Fremdwährung in ihrer jeweiligen funktionalen Währung und legt die am Tag der bilanziellen Erfassung geltenden Wechselkurse zugrunde.

Monetäre Vermögenswerte und Verbindlichkeiten, die auf eine andere als die funktionale Währung der jeweiligen Einzelgesellschaft lauten, werden mit dem Kurs am Bilanzstichtag umgerechnet. Realisierte und unrealisierte Wechselkursgewinne und -verluste werden in der Gewinn-und-Verlust-Rechnung im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen.

Umrechnungsdifferenzen aus nicht monetären Posten, die als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert sind (zum Beispiel Eigenkapitaltitel), werden nicht in der Gewinn-und-Verlust-Rechnung, sondern innerhalb des Eigenkapitals in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) erfasst. Wird der Vermögenswert verkauft, werden die Umrechnungsdifferenzen in die Gewinn-und-Verlust-Rechnung übertragen und sind Bestandteil des dort ausgewiesenen Gesamtgewinns oder -verlusts aus der Veräußerung des Vermögenswerts.

Zum Zweck der Umrechnung in die Berichtswährung werden Vermögenswerte, Verbindlichkeiten sowie das Eigenkapital von ausländischen Geschäftsbetrieben zum Bilanzstichtagskurs umgerechnet. Die Ertrags- und Aufwandsposten werden zu den bei Abschluss der Transaktion geltenden Wechselkursen oder zu Durchschnittskursen, sofern diese annähernd einer Umrechnung zu Transaktionskursen entsprechen, in Euro umgerechnet. Wechselkursdifferenzen infolge der Umrechnung eines ausländischen Geschäftsbetriebs werden in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) erfasst und anschließend im Fall einer Veräußerung oder Teilveräußerung des Geschäftsbetriebs ergebniswirksam berücksichtigt.

ZINSEN, GEBÜHREN UND PROVISIONEN

Erträge werden berücksichtigt, wenn die Höhe der Erträge und der dazugehörigen Kosten verlässlich bestimmt werden kann, der wirtschaftliche Nutzen der Transaktion mit großer Wahrscheinlichkeit realisiert wird und der Fertigstellungsgrad der Transaktion verlässlich bestimmt werden kann. Dieses Konzept wird auf die wesentlichen ertragsgenerierenden Konzernaktivitäten wie folgt angewandt:

ZINSÜBERSCHUSS – Zinsen aus allen verzinslichen Vermögenswerten und Verbindlichkeiten werden nach der Effektivzinsmethode erfasst und im Zinsüberschuss ausgewiesen. Die Effektivzinsmethode ist ein Verfahren zur Berechnung der fortgeführten Anschaffungskosten eines finanziellen Vermögenswerts oder einer finanziellen Verbindlichkeit, bei der Zinserträge oder Zinsaufwendungen unter Verwendung der erwarteten zukünftigen Cashflows über den relevanten Zeitraum verteilt werden. Die zur Berechnung des Effektivzinses herangezogenen Cashflows berücksichtigen alle vertraglichen Vereinbarungen im Zusammenhang mit dem Vermögenswert oder der Verbindlichkeit sowie alle Gebühren, die integraler Teil des Effektivzinssatzes sind, die direkten und inkrementellen Transaktionskosten sowie alle sonstigen Agien und Disagien.

PROVISIONSÜBERSCHUSS – Die Erfassung von Provisionserträgen richtet sich nach dem Zweck, für den diese erhoben wurden, sowie nach der Bilanzierungsmethode für mögliche zugehörige Finanzinstrumente. In den Fällen, in denen ein zugehöriges Finanzinstrument existiert, werden Provisionen, die integraler Bestandteil des Effektivzinssatzes dieses Finanzinstruments sind, in die Bestimmung des Effektivzinses einbezogen. Sofern jedoch das Finanzinstrument zum Fair Value bewertet wird, werden die zugehörigen Provisionen ergebniswirksam zum Zeitpunkt des erstmaligen Ansatzes des Finanzinstruments vereinnahmt, wenn der Bestimmung ihres Fair Value keine signifikanten unbeobachtbaren Eingangsparameter zugrunde liegen. Die Vereinnahmung von Gebühren für Leistungen, die über einen bestimmten Zeitraum erbracht werden, erfolgt über die Periode der Leistungserbringung. Gebühren, die mit der vollständigen Erbringung einer bestimmten Dienstleistung oder einem signifikanten Ereignis verbunden sind, werden vereinnahmt, wenn die Dienstleistung vollständig erbracht wurde oder das signifikante Ereignis eingetreten ist.

Kreditbereitstellungsgebühren im Zusammenhang mit Zusagen, die nicht als zum Fair Value bewertet bilanziert werden, werden über die Laufzeit der Zusage im Provisionsüberschuss erfasst, wenn es unwahrscheinlich ist, dass die zugehörige Kreditvergabe erfolgen wird. Wenn es wahrscheinlich ist, dass der zugesagte Kredit in Anspruch genommen wird, wird die Kreditbereitstellungsgebühr bis zur Gewährung eines Kredits abgegrenzt und als Anpassung des Effektivzinssatzes des Darlehens berücksichtigt.

Leistungsabhängige Provisionen oder Provisionskomponenten werden erfasst, wenn die Leistungskriterien erfüllt sind.

Die folgenden Provisionserträge resultieren primär aus über einen bestimmten Zeitraum erbrachten Dienstleistungen: Investmentfondsmanagement-, Treuhand-, Depot-, Portfolio-, sonstige Verwaltungs- und Beratungsprovisionen sowie kreditbezogene Gebühren und Provisionserträge. Zu den Provisionen, die primär über die Erbringung von transaktionsbezogenen Serviceleistungen erzielt werden, gehören Provisionen aus dem Emissionsgeschäft, dem Corporate-Finance- sowie dem Brokeragegeschäft.

Vertragsverhältnisse, die die Lieferung mehrerer Dienstleistungen oder Produkte vorsehen – Für Vertragsverhältnisse, bei denen sich der Konzern zur Lieferung mehrerer Produkte, Dienstleistungen oder Rechte an einen Vertragspartner verpflichtet, ist zu untersuchen, ob die insgesamt erhaltene Gebühr für Zwecke der Ertragsrealisierung aufgeteilt und den verschiedenen Komponenten des Vertragsverhältnisses zugeordnet werden sollte. Vom Konzern durchgeführte strukturierte Transaktionen sind die wichtigsten Beispiele für solche Arrangements und werden auf Einzeltransaktionsbasis untersucht. Diese Untersuchung berücksichtigt den Wert der bereits gelieferten Elemente und Leistungen, um sicherzustellen, dass das anhaltende Engagement des Konzerns in Bezug auf andere Aspekte des Gesamtarrangements in keinem wesentlichen Verhältnis zu den bereits erbrachten Leistungen steht. Es werden außerdem der Wert der noch nicht gelieferten Elemente und, sofern Rückgaberechte für die gelieferten Elemente bestehen, die Wahrscheinlichkeit der Erbringung der verbleibenden, noch nicht gelieferten Elemente untersucht. Sofern festgestellt wird, dass es angemessen ist, die Teilelemente als separate Komponenten zu betrachten, wird die erhaltene Gegenleistung auf Basis der relativen Werte der einzelnen Elemente aufgeteilt. Liegt für den Wert der gelieferten Elemente kein verlässlicher und objektiver Nachweis vor oder ist ein individuelles Element mit dem Fair Value anzusetzen, wird der Residualansatz verwendet. Unter dem Residualansatz entspricht der für die gelieferte Leistung zu vereinnahmende Ertrag dem Restbetrag, der verbleibt, nachdem ein angemessener Ertrag allen anderen Komponenten des Gesamtarrangements zugeordnet wurde.

FINANZIELLE VERMÖGENSWERTE UND VERPFLICHTUNGEN

Der Konzern teilt seine finanziellen Vermögenswerte und Verpflichtungen in die nachstehenden Kategorien ein: zum Fair Value bewertete finanzielle Vermögenswerte und Verpflichtungen; Forderungen aus dem Kreditgeschäft; zur Veräußerung verfügbare finanzielle Vermögenswerte und sonstige finanzielle Verpflichtungen. Der Konzern klassifiziert seine finanziellen Vermögenswerte nicht als „bis zur Endfälligkeit gehalten". Die angemessene Klassifizierung von finanziellen Vermögenswerten und Verpflichtungen wird zum Zeitpunkt des erstmaligen Bilanzansatzes festgelegt und nachträglich nicht mehr geändert.

Käufe und Verkäufe finanzieller Vermögenswerte sowie Begebungen und Rückerwerbe finanzieller Verpflichtungen, die als zum Fair Value bewertet eingestuft werden, beziehungsweise Käufe und Verkäufe finanzieller Vermögenswerte, die als zur Veräußerung verfügbar klassifiziert werden, werden am Handelstag erfasst. Als Handelstag gilt das Datum, an dem sich der Konzern dazu verpflichtet, die betreffenden Vermögenswerte zu kaufen oder zu verkaufen oder die finanziellen Verpflichtungen zu begeben oder zurückzuerwerben. Alle anderen Finanzinstrumente gehen am Erfüllungstag zu oder ab.

ZUM FAIR VALUE BEWERTETE FINANZIELLE VERMÖGENSWERTE UND VERPFLICHTUNGEN

Der Konzern klassifiziert bestimmte finanzielle Vermögenswerte und Verpflichtungen zum Zeitpunkt der Ersterfassung entweder als zu Handelszwecken gehalten oder klassifiziert diese als zum Fair Value bewertet. Diese finanziellen Vermögenswerte und Verpflichtungen werden zum Fair Value angesetzt und als zum Fair Value bewertete finanzielle Vermögenswerte beziehungsweise Verpflichtungen dargestellt. Die entsprechenden realisierten und unrealisierten Gewinne/Verluste sind im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen enthalten.

HANDELSAKTIVA UND -PASSIVA – Finanzinstrumente werden als zu Handelszwecken gehalten klassifiziert, wenn sie hauptsächlich für den Zweck der kurzfristigen Veräußerung begeben oder erworben oder zum Zweck des kurzfristigen Rückkaufs eingegangen wurden oder wenn sie Teil eines Portfolios eindeutig identifizierter und gemeinsam gesteuerter Finanzinstrumente sind, für die in der jüngeren Vergangenheit Nachweise für kurzfristige Gewinnmitnahmen bestehen.

ZUM FAIR VALUE KLASSIFIZIERTE FINANZIELLE VERMÖGENSWERTE UND VERPFLICHTUNGEN – Bestimmte finanzielle Vermögenswerte und Verpflichtungen, die nicht die Definition von Handelsaktiva und -passiva erfüllen, werden nach der Fair Value Option als zum Fair Value bewertet klassifiziert. Diese Vermögenswerte und Verpflichtungen müssen eine der folgenden Bedingungen erfüllen: (1) Durch die Klassifizierung werden Inkongruenzen bei der Bewertung oder beim Ansatz beseitigt oder erheblich verringert; (2) eine Gruppe finanzieller Vermögenswerte und/oder finanzieller Verpflichtungen wird gemäß einer dokumentierten Risikomanagement- oder Anlagestrategie auf Fair-Value-Basis gesteuert und ihre Wertentwicklung auf dieser Basis gemessen oder (3) das Finanzinstrument enthält ein eingebettetes Derivat oder mehrere eingebettete Derivate. Letzteres gilt nicht, wenn (a) das eingebettete Derivat keine wesentliche Modifizierung der nach Maßgabe des Vertrags erforderlichen Cashflows bewirkt oder (b) ohne jegliche oder bereits nach oberflächlicher Prüfung klar ist, dass eine Trennung verboten ist. Darüber hinaus sieht der Konzern eine Klassifizierung als zum Fair Value bewertet nur für diejenigen Finanzinstrumente vor, für die der Fair Value verlässlich bestimmbar ist. Gewinne und Verluste aus der anschließenden Neubewertung der zum Fair Value klassifizierten finanziellen Vermögenswerte und Verpflichtungen werden als Ergebnis aus zum Fair Value klassifizierten finanziellen Vermögenswerten/Verpflichtungen erfasst.

KREDITZUSAGEN

Bestimmte Kreditzusagen werden nach der Fair Value Option als zum Fair Value bewertet klassifiziert. Wie in dem Abschnitt „Bilanzierung von Derivaten und Sicherungsbeziehungen" erläutert, sind einige Kreditzusagen als zum Fair Value bewertete finanzielle Vermögenswerte/Verpflichtungen zu bilanzieren. Alle anderen Kreditzusagen werden bilanziell nicht erfasst. Daher werden für diese außerbilanziellen Kreditzusagen Änderungen des Fair Value infolge von Änderungen der Zinssätze oder Kreditspannen nicht berücksichtigt. Jedoch werden diese außerbilanziellen Kreditzusagen wie im Abschnitt „Wertminderung von Krediten und Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft" ausgeführt, individuell und, sofern angemessen, kollektiv auf Wertminderung untersucht.

FORDERUNGEN AUS DEM KREDITGESCHÄFT

Kredite umfassen selbst begebene und erworbene nicht derivative finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen. Diese finanziellen Vermögenswerte werden weder an einem aktiven Markt gehandelt noch als zum Fair Value bewertete oder als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert.

Kredite werden bei der Ersterfassung zum Fair Value ausgewiesen, der den dem Kreditnehmer herausgelegten Geldern zuzüglich des Saldos aus direkten inkrementellen Transaktionskosten und Provisionen entspricht. In der Folge werden die Kredite zu fortgeführten Anschaffungskosten unter Anwendung der Effektivzinsmethode, reduziert um Wertminderungen, bewertet.

ZUR VERÄUSSERUNG VERFÜGBARE FINANZIELLE VERMÖGENSWERTE

Finanzielle Vermögenswerte, die weder als zum Fair Value bewertete finanzielle Vermögenswerte noch als Forderungen aus dem Kreditgeschäft klassifiziert werden, werden als zur Veräußerung verfügbare finanzielle Vermögenswerte eingestuft. Zur Veräußerung verfügbare finanzielle Vermögenswerte werden zunächst mit ihrem Fair Value zuzüglich der dem Kauf direkt zuordenbaren Transaktionskosten angesetzt. Auflösungen von Agios und Disagios werden im Zinsüberschuss ausgewiesen. Zukünftige Änderungen des Fair Value werden im Eigenkapital in der Position Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne (Verluste) ausgewiesen – es sei denn, sie sind Gegenstand eines Fair Value Hedge. In diesem Fall werden Änderungen des Fair Value, die auf das abgesicherte Risiko zurückzuführen sind, in den sonstigen Erträgen berücksichtigt. Bei monetären zur Veräußerung verfügbaren finanziellen Vermögenswerten (beispielsweise Schuldtiteln) werden Änderungen des Buchwerts, die auf Wechselkursänderungen zurückzuführen sind, ergebniswirksam erfasst, während sonstige Änderungen des Buchwerts wie oben beschrieben im Eigenkapital ausgewiesen werden. Bei nicht monetären zur Veräußerung verfügbaren finanziellen Vermögenswerten (beispielsweise Eigenkapitalinstrumenten) beinhaltet die im Konzerneigenkapital berücksichtigte Wertänderung auch den Fremdwährungsbestandteil.

Zur Veräußerung verfügbare finanzielle Vermögenswerte werden auf ihre Werthaltigkeit überprüft, wie im Abschnitt „Wertminderung von zur Veräußerung verfügbaren finanziellen Vermögenswerten" beschrieben. Realisierte Gewinne und Verluste werden als Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten ausgewiesen. Bei der Ermittlung der Anschaffungskosten für zur Veräußerung verfügbare finanzielle Vermögenswerte wird im Allgemeinen die Methode der gewichteten Durchschnittskosten herangezogen. Bislang im Eigenkapital erfasste Gewinne und Verluste werden bei Verkauf eines zur Veräußerung verfügbaren finanziellen Vermögenswerts als Bestandteil des Gesamtveräußerungsergebnisses in der Gewinn-und-Verlust-Rechnung erfasst.

FINANZIELLE VERPFLICHTUNGEN

Mit Ausnahme der zum Fair Value bewerteten finanziellen Verpflichtungen werden finanzielle Verpflichtungen zu fortgeführten Anschaffungskosten, unter Anwendung der Effektivzinsmethode, bewertet.

Finanzielle Verpflichtungen umfassen emittierte langfristige und kurzfristige Schuldtitel, die bei Ersterfassung zum Fair Value bewertet werden, welcher dem erhaltenen Gegenwert abzüglich der entstandenen Transaktionskosten entspricht. Rückkäufe von am Markt platzierten Schuldtiteln gelten als Tilgung. Bei Rückkäufen entstehende Gewinne oder Verluste werden in der Konzern-Gewinn-und-Verlust-Rechnung erfasst. Ein späterer Verkauf eigener Schuldverschreibungen am Markt wird als Neuplatzierung von Schuldtiteln behandelt.

ERMITTLUNG DES FAIR VALUE

Der Fair Value ist definiert als der Preis, zu dem ein Vermögenswert oder eine Verbindlichkeit im Rahmen einer Transaktion zwischen sachverständigen und vertragswilligen Geschäftspartnern (ausgenommen im Rahmen eines Zwangsverkaufs oder einer Notabwicklung) zum jetzigen Zeitpunkt ausgetauscht werden könnte. Sofern verfügbar, basiert der Fair Value auf beobachtbaren Börsenpreisen oder wird aus beobachtbaren Preisen oder Parametern abgeleitet. Sind keine beobachtbaren Börsenkurse oder Informationen verfügbar, wird der Fair Value anhand von Bewertungsmodellen ermittelt, die für das jeweilige Instrument angemessen sind. Die Anwendung dieser Modelle erfordert Annahmen und Einschätzungen des Managements, deren Umfang von der Preistransparenz in Bezug auf das Finanzinstrument und dessen Markt sowie von der Komplexität des Instruments abhängt. Das Verfahren zur Bestimmung des Fair Value beinhaltet auch eine angemessene Anpassung der mithilfe des Bewertungsmodells ermittelten Ergebnisse, um Faktoren wie Close-out-Kosten, Liquiditäts- und Kreditrisiken (sowohl mit dem Vertragskontrahenten verbundene Kreditrisiken als auch das eigene Kreditrisiko der Bank im Zusammenhang mit finanziellen Verbindlichkeiten) zu berücksichtigen.

ERFASSUNG DES „TRADE DATE PROFIT“

Soweit für die Bewertungsmodelle in erheblichem Umfang nicht beobachtbare Informationen verwendet werden, erfolgt die Erfassung des betreffenden Finanzinstruments zum Transaktionspreis. Jeglicher am Handelstag durch Anwendung des Bewertungsmodells ermittelte Gewinn wird abgegrenzt. Die Abgrenzung erfolgt auf Basis systematischer Methoden entweder über die Zeitspanne zwischen dem Handelstag und dem Zeitpunkt, an dem voraussichtlich beobachtbare Marktinformationen vorliegen, oder über die Laufzeit der Transaktion (je nachdem, welcher Zeitraum kürzer ist). Der Konzern wendet diese Abgrenzungsmethode an, weil sie die Veränderungen der wirtschaftlichen Rahmenbedingungen und Risikoprofile der Finanzinstrumente, wie sie sich aus Marktbewegungen oder der abnehmenden Restlaufzeit der Instrumente ergeben, angemessen widerspiegelt. Ein verbleibender abgegrenzter Handelstaggewinn wird in der Gewinn-und-Verlust-Rechnung erfasst, wenn beobachtbare Marktdaten vorliegen oder der Konzern in ein gegenläufiges Geschäft eintritt, welches das Risiko des Instruments im Wesentlichen eliminiert. In den seltenen Fällen, in denen ein Handelstagverlust entsteht, würde dieser sogleich erfasst, wenn es wahrscheinlich ist, dass ein Verlust eingetreten ist und der Betrag verlässlich geschätzt werden kann.

BILANZIERUNG VON DERIVATEN UND SICHERUNGSBEZIEHUNGEN

Derivate werden zur Steuerung von Zins-, Währungs- und Kreditrisiken, einschließlich Risiken aus geplanten Transaktionen, eingesetzt. Alle frei stehenden Kontrakte, die für Rechnungslegungszwecke als Derivate klassifiziert werden, sind in der Bilanz mit ihrem Fair Value angesetzt – unabhängig davon, ob sie zu Handels- oder anderen Zwecken gehalten werden.

Gewinne und Verluste aus zu Handelszwecken gehaltenen Derivaten werden im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen.

Der Konzern gibt Kreditzusagen, deren resultierende Kreditforderungen zum Verkauf bestimmt sind. Diese Posten werden als zum Fair Value bewertete finanzielle Vermögenswerte/Verpflichtungen klassifiziert und die zugehörigen Gewinne und Verluste werden im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen. Kreditzusagen, die durch Barausgleich oder durch die Lieferung beziehungsweise Begebung eines anderen Finanzinstruments erfüllt werden können, werden als Derivate klassifiziert. Spezielle vom Konzern für angebotene Investmentfondsprodukte abgegebene Marktwertgarantien werden ebenfalls als Derivate klassifiziert und demzufolge zum Fair Value angesetzt, wobei Veränderungen des Fair Value im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen berücksichtigt werden.

Bestimmte Derivate, die weder zu Handelszwecken gehalten werden noch die Anforderungen für eine Bilanzierung als Sicherungsbeziehung erfüllen, aber Effekte aus Transaktionen ausgleichen, die in die zinsunabhängigen Erträge und Aufwendungen einfließen, werden unter den sonstigen Aktiva oder sonstigen Passiva ausgewiesen. Die realisierten und unrealisierten Änderungen des Fair Value dieser Derivate werden in denselben Positionen der zinsunabhängigen Erträge und Aufwendungen ausgewiesen, in die auch die abgesicherte Transaktion einfließt. Die Änderungen des Fair Value aller anderen Derivate, die die Anforderungen für eine Bilanzierung als Sicherungsbeziehung nicht erfüllen, werden im Ergebnis aus zum Fair Value klassifizierten finanziellen Vermögenswerten/Verpflichtungen erfasst.

EINGEBETTETE DERIVATE

Einige hybride Verträge enthalten sowohl eine derivative als auch eine nicht derivative Komponente. In diesen Fällen wird die derivative Komponente als eingebettetes Derivat und die nicht derivative Komponente als Basisvertrag bezeichnet. Sind die wirtschaftlichen Merkmale und die Risiken eingebetteter Derivate nicht eng mit denjenigen des Basisvertrags verknüpft und wird der betreffende hybride Vertrag nicht als zum Fair Value bewertet erfasst, wird das eingebettete Derivat vom Basisvertrag getrennt und zum Fair Value erfasst, wobei Wertänderungen im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen werden. Der Basisvertrag wird zu fortgeführten Anschaffungskosten bewertet. Der Buchwert eines eingebetteten Derivats wird in der Konzernbilanz zusammen mit dem Basisvertrag ausgewiesen. Einzelne hybride Instrumente wurden unter Anwendung der Fair Value Option als zum Fair Value bewertet klassifiziert.

BILANZIERUNG VON SICHERUNGSBEZIEHUNGEN („HEDGE ACCOUNTING")

Werden Derivate zum Zweck des Risikomanagements gehalten und erfüllen die entsprechenden Geschäfte spezifische Kriterien, wendet der Konzern Hedge Accounting an. Im Rahmen der Rechnungslegung werden drei Arten von Sicherungsbeziehungen unterschieden, die bilanziell unterschiedlich behandelt werden: (1) Absicherung von Veränderungen des Fair Value von Vermögenswerten, Verbindlichkeiten oder verbindlichen Zusagen („Fair Value Hedges"); (2) Absicherung von Schwankungen zukünftiger Cashflows aus geplanten Transaktionen wie auch variabel verzinslichen Vermögenswerten und Verbindlichkeiten („Cash Flow Hedges") sowie (3) Absicherung von Fremdwährungsrisiken aus der Umrechnung von Abschlüssen ausländischer Geschäftsbetriebe in die Berichtswährung der Muttergesellschaft („Hedge of a Net Investment in a Foreign Operation").

Wird Hedge Accounting angewandt, designiert und dokumentiert der Konzern die Beziehung zwischen dem Sicherungsinstrument und dem gesicherten Geschäft sowie die Risikomanagementziele und -strategie, die der Sicherungsbeziehung zugrunde liegen. Teil dieser Dokumentation ist eine Einschätzung darüber, inwiefern das Sicherungsinstrument zu Beginn und im weiteren Verlauf der Absicherung Änderungen des Fair Value, Schwankungen der Cashflows oder Effekte aus der Umrechnung der Nettoinvestitionen in ausländische Geschäftsbetriebe (jeweils bezogen auf das abgesicherte Risiko) in hohem Maße kompensieren kann. Die Effektivität wird für jede Sicherungsbeziehung sowohl zu Beginn als auch während der Laufzeit bestimmt. Selbst bei übereinstimmenden Vertragsbedingungen zwischen dem Derivat und dem abgesicherten Grundgeschäft wird die Hedgeeffektivität immer berechnet.

Zu Sicherungszwecken gehaltene Derivate werden als sonstige Aktiva beziehungsweise sonstige Passiva ausgewiesen. Wird ein Derivat später nicht mehr zu Sicherungszwecken eingesetzt, wird es in die zum Fair Value bewerteten finanziellen Vermögenswerte/Verpflichtungen übertragen. Anschließende Änderungen des Fair Value werden im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen erfasst.

Beim Fair Value Hedge werden die dem abgesicherten Risiko zuzurechnenden Änderungen des Fair Value des Grundgeschäfts beziehungsweise eines Teils davon zusammen mit der gesamten Änderung des Fair Value des Sicherungsderivats in der Gewinn-und-Verlust-Rechnung erfasst. Bei der Absicherung von Zinsrisiken werden abgegrenzte oder gezahlte Zinsen aus dem Derivat und dem abgesicherten Grundgeschäft als Zinsertrag oder -aufwand ausgewiesen. Unrealisierte Gewinne oder Verluste aus den Anpassungen des Fair Value werden in den sonstigen Erträgen erfasst. Wird das Fremdwährungsrisiko eines als zur Veräußerung verfügbaren finanziellen Vermögenswerts abgesichert, wird die aus Währungskursschwankungen resultierende Änderung des Fair Value ebenfalls in den sonstigen Erträgen ausgewiesen. Die Hedgeineffektivität wird in den sonstigen Erträgen berücksichtigt. Sie wird gemessen als Saldo der Änderungen des Fair Value aus dem Sicherungsinstrument und dem abgesicherten Grundgeschäft, welche auf die dem abgesicherten Risiko zugrunde liegenden Veränderungen der Marktwerte oder -preise zurückzuführen ist.

Wird eine Beziehung zur Absicherung von Änderungen des Fair Value beendet, weil das zugrunde liegende Derivat vorzeitig beendet oder anderen Zwecken zugeführt wird, wird die im Buchwert des gesicherten Schuldtitels enthaltene zinsbezogene Anpassung des Fair Value über seine Restlaufzeit amortisiert und mit den Zinserträgen oder -aufwendungen verrechnet. Für andere Arten von Fair-Value-Anpassungen beziehungsweise bei Veräußerung oder vorzeitiger Rückführung der gesicherten Vermögenswerte oder Verbindlichkeiten werden die Fair-Value-Anpassungen bei der Ermittlung des bei Veräußerung oder Rückführung realisierten Gewinns oder Verlusts berücksichtigt.

Bei der Absicherung von Schwankungen der Cashflows ändern sich die Bewertungsregeln für das Grundgeschäft nicht. Das Sicherungsderivat wird mit seinem Fair Value angesetzt, wobei Wertänderungen zunächst in dem Umfang, in dem die Sicherungsbeziehung effektiv ist, in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) ausgewiesen werden. Die dort erfassten Beträge werden in den Perioden in die Gewinn-und-Verlust-Rechnung umgebucht, in denen auch die geplante Transaktion ergebniswirksam erfasst wird. Daher werden die Beträge für die Sicherung des Zinsrisikos zusammen mit den Zinsabgrenzungen für das abgesicherte Geschäft in den Zinserträgen oder Zinsaufwendungen erfasst. Bei der Sicherung eines Fremdwährungsrisikos für nichtmonetäre zur Veräußerung verfügbare finanzielle Vermögenswerte, zum Beispiel Eigenkapitaltitel, werden die aus dem Fremdwährungsrisiko resultierenden Beträge bei Veräußerung des Grundgeschäfts dem Verkaufsgewinn oder -verlust zugeordnet. Die Hedgeineffektivität wird in den sonstigen Erträgen erfasst. Sie ergibt sich in der Regel als Unterschiedsbetrag zwischen den Fair-Value-Änderungen des eingesetzten Sicherungsderivats und denen eines hypothetisch perfekten Sicherungsgeschäfts.

Bei der Beendigung von Beziehungen zur Absicherung von Schwankungen der Cashflows werden die in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) ausgewiesenen Beträge über die Restlaufzeit der ursprünglichen Sicherungsbeziehung als Zinserträge beziehungsweise -aufwendungen abgegrenzt. Werden Beziehungen zur Absicherung von Schwankungen der Cashflows, die auf andere Arten von Risiken zurückzuführen sind, vorzeitig beendet, werden die in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) enthaltenen Beträge in der gleichen Periode und in der gleichen Position der Gewinn-und-Verlust-Rechnung ergebniswirksam erfasst wie das geplante Grundgeschäft. Ist der Eintritt der geplanten Transaktion allerdings nicht mehr wahrscheinlich, werden die Beträge in den sonstigen Erträgen ausgewiesen.

Bei der Absicherung von Fremdwährungsrisiken aus der Umrechnung der Abschlüsse ausländischer Geschäftsbetriebe in die funktionale Währung der Muttergesellschaft („Hedge of a Net Investment in a Foreign Operation") wird die auf der Änderung des Devisenkassakurses beruhende Änderung des Fair Value des Sicherungsderivats in dem Umfang, in dem der Hedge effektiv ist, als Anpassung aus der Währungsumrechnung in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) ausgewiesen. Der verbleibende Teil der Änderung des Fair Value wird in die sonstigen Erträge eingestellt.

WERTMINDERUNGEN (IMPAIRMENT) FINANZIELLER VERMÖGENSWERTE

An jedem Bilanzstichtag beurteilt der Konzern, inwiefern objektive Hinweise auf eine Wertminderung eines finanziellen Vermögenswerts oder einer Gruppe finanzieller Vermögenswerte vorliegen. Ein finanzieller Vermögenswert oder eine Gruppe finanzieller Vermögenswerte gilt als wertgemindert und ein Wertminderungsverlust als entstanden, wenn:

- objektive Hinweise auf eine Wertminderung infolge eines Verlustereignisses vorliegen, das nach der erstmaligen Erfassung des Finanzinstruments und bis zum Bilanzstichtag eingetreten ist („Verlustereignis");
- das Verlustereignis einen Einfluss auf die geschätzten zukünftigen Cashflows des finanziellen Vermögenswerts oder der Gruppe finanzieller Vermögenswerte hatte und
- eine verlässliche Schätzung des Betrags vorgenommen werden kann.

WERTMINDERUNG VON KREDITEN UND RÜCKSTELLUNGEN FÜR AUSSERBILANZIELLE VERPFLICHTUNGEN IM KREDITGESCHÄFT

Der Konzern beurteilt zunächst für Kredite, die für sich gesehen bedeutsam sind, ob auf individueller Ebene objektive Hinweise auf eine Wertminderung vorliegen. Anschließend erfolgt eine kollektive Beurteilung für Kredite, die für sich gesehen nicht bedeutsam sind, und für Kredite, die zwar für sich gesehen bedeutsam sind, für die aber im Rahmen der Einzelbetrachtung kein Hinweis auf eine Wertminderung vorliegt.

Damit das Management beurteilen kann, ob auf individueller Ebene ein Verlustereignis eingetreten ist, werden alle bedeutsamen Kreditbeziehungen in regelmäßigen Zeitabständen überprüft. Dabei werden aktuelle Informationen und kontrahentenbezogene Ereignisse wie erhebliche finanzielle Schwierigkeiten des Schuldners oder Vertragsbrüche, die sich beispielsweise im Ausfall oder Verzug von Zins- und Tilgungszahlungen äußern, berücksichtigt.

Sofern für eine einzelne Kreditbeziehung ein Wertminderungshinweis vorliegt, der zu einem Wertminderungsverlust führt, wird der Verlustbetrag als Differenz zwischen dem Buchwert des Kredits (der Kredite) einschließlich aufgelaufener Zinsen und dem Barwert der erwarteten zukünftigen Cashflows unter Verwendung des ursprünglichen Effektivzinses des Kredits ermittelt. In die Cashflows einzubeziehen sind auch solche, die aus einer Sicherheitenverwertung nach Abzug der Kosten der Aneignung und des Verkaufs resultieren können. Der Buchwert der Kredite wird mittels einer Wertberichtigung reduziert. Der Verlustbetrag wird in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft erfasst.

Der Zweck der kollektiven Beurteilung besteht in der Bildung einer Wertberichtigung für Kredite, die entweder für sich gesehen bedeutsam sind, für die jedoch kein objektiver Hinweis auf eine Wertminderung vorliegt, oder die für sich gesehen nicht bedeutsam sind, für die jedoch auf Portfolioebene wahrscheinlich ein Verlust eingetreten und verlässlich bestimmbar ist. Der Verlustbetrag setzt sich aus drei Komponenten zusammen. Die erste Komponente berücksichtigt einen Betrag für Transfer- und Konvertierungsrisiken im Zusammenhang mit Kreditengagements in Ländern, bei denen erheblich daran gezweifelt wird, dass die dort ansässigen Kontrahenten aufgrund der wirtschaftlichen oder politischen Situation ihre Rückzahlungsverpflichtungen erfüllen können. Dieser Betrag wird unter Verwendung von Ratings für Länder- und Transferrisiken ermittelt, welche regelmäßig für jedes Land, in dem der Konzern Geschäfte tätigt, erhoben und überwacht werden. Der zweite Bestandteil stellt einen Wertberichtigungsbetrag dar, der die auf Portfolioebene für kleinere homogene Kredite, das heißt für Kredite an Privatpersonen und kleine Unternehmen im Privatkunden- und Retailgeschäft, eingetretenen Verluste widerspiegelt. Die Kredite werden entsprechend ähnlichen Kreditrisikomerkmalen zusammengefasst und die Wertberichtigung für jede Gruppe von Krediten wird unter Verwendung statistischer Modelle auf Basis von historischen Erfahrungswerten ermittelt. Die dritte Komponente beinhaltet eine Schätzung der im Kreditportfolio inhärenten Verluste, die weder auf individueller Ebene identifiziert noch bei der Bestimmung der Wertberichtigung für kleinere homogene Kredite berücksichtigt wurden. Kredite, die bei individueller Beurteilung nicht als wertgemindert gelten, sind ebenfalls in dieser Komponente der Wertberichtigung enthalten.

Sobald ein Kredit als wertgemindert identifiziert ist, wird die Zinsabgrenzung auf Basis der kreditvertraglichen Bedingungen eingestellt. Dessen ungeachtet wird aber der auf den Zeitablauf zurückzuführende Anstieg des Nettobarwerts des wertgeminderten Kredits auf Basis des ursprünglichen Effektivzinssatzes des Kredits als Zinsertrag erfasst.

Alle wertberichtigten Kredite werden zu jedem Bilanzstichtag auf Veränderungen des Barwerts der erwarteten zukünftigen Cashflows unter Verwendung des ursprünglichen Effektivzinses des Kredits untersucht. Die Veränderung eines bereits erfassten Wertminderungsverlusts wird als Veränderung der Wertberichtigung erfasst und in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft ausgewiesen.

Wenn davon ausgegangen wird, dass keine realistische Aussicht auf eine Rückzahlung der Forderung besteht, und die Sicherheiten verwertet oder auf den Konzern übertragen wurden, wird der Kredit abgeschrieben. Zahlungseingänge aus abgeschriebenen Forderungen werden in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft erfasst.

Das Verfahren zur Bestimmung von Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft ähnelt der Methodik, die für Forderungen im Kreditgeschäft verwendet wird. Wertminderungsverluste werden in der Bilanz als Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft unter den sonstigen Verbindlichkeiten und in der Gewinn-und-Verlust-Rechnung als Bestandteil der Risikovorsorge im Kreditgeschäft erfasst.

Verringert sich die Höhe einer früher erfassten Wertberichtigung in einer der folgenden Berichtsperioden und kann diese Verringerung objektiv auf einen nach der Erfassung der Wertminderung aufgetretenen Sachverhalt zurückgeführt werden, wird die Wertberichtigung durch eine Reduzierung des Wertberichtigungskontos rückgängig gemacht. Eine solche Wertaufholung wird ergebniswirksam erfasst.

WERTMINDERUNG VON ZUR VERÄUSSERUNG VERFÜGBAREN FINANZIELLEN VERMÖGENSWERTEN

Für zur Veräußerung verfügbare finanzielle Vermögenswerte beurteilt das Management zu jedem Bilanzstichtag, ob objektive Hinweise auf eine Wertminderung eines Vermögenswerts oder einer Gruppe von Vermögenswerten vorliegen.

Für Eigenkapitaltitel, die als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert wurden, stellt ein signifikanter oder dauerhafter Rückgang des Fair Value der Investition unter die Anschaffungskosten einen objektiven Wertminderungshinweis dar. Für Schuldtitel, die als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert wurden, wird das Vorliegen einer Wertminderung auf Basis der gleichen Kriterien wie für Kredite bestimmt.

Wenn ein Wertminderungshinweis vorliegt, so ist der kumulative unrealisierte Verlust, der zuvor im Eigenkapital in den Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen (Verlusten) erfasst wurde, in die Gewinn-und-Verlust-Rechnung für die Berichtsperiode umzugliedern und im Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten zu erfassen. Der aus dem Eigenkapital umzugliedernde Betrag entspricht der Differenz zwischen den Anschaffungskosten (gekürzt um Tilgungen und Amortisationen) und dem aktuellen Fair Value abzüglich zuvor ergebniswirksam erfasster Wertminderungsverluste dieses Vermögenswerts. Wertminderungen von als zur Veräußerung verfügbaren Eigenkapitalinstrumenten werden nicht ergebniswirksam rückgängig gemacht; Erhöhungen des Fair Value nach einer Wertminderung werden im Eigenkapital erfasst.

Wertminderungen von Schuldtiteln werden ergebniswirksam rückgängig gemacht, sofern der Wertanstieg objektiv mit einem spezifischen nach der ergebniswirksam erfassten Wertminderung eingetretenen Ereignis im Zusammenhang steht.

AUSBUCHUNG VON FINANZIELLEN VERMÖGENSWERTEN UND VERPFLICHTUNGEN

AUSBUCHUNG VON FINANZIELLEN VERMÖGENSWERTEN

Die Ausbuchung eines finanziellen Vermögenswerts wird in Betracht gezogen, wenn die vertraglich vereinbarten Ansprüche auf Cashflows aus dem finanziellen Vermögenswert erlöschen oder der Konzern diese übertragen hat oder bei Eintritt bestimmter Kriterien die Verpflichtung übernommen hat, diese Cashflows an einen oder mehrere Empfänger weiterzuleiten.

Der Konzern bucht einen übertragenen Vermögenswert aus, wenn alle wesentlichen Risiken und Chancen, die mit dem Eigentum an dem Vermögenswert verbunden sind, übertragen werden.

Der Konzern schließt Transaktionen ab, bei denen er zuvor erfasste finanzielle Vermögenswerte überträgt, jedoch alle wesentlichen mit diesem Vermögenswert verbundenen Risiken und Chancen zurückbehält. Beispielsweise schließt er beim Verkauf eines Vermögenswerts an einen Dritten ein korrespondierendes Total-Return-Swap-Geschäft mit demselben Kontrahenten ab. Diese Art von Transaktionen wird als besicherte Finanzierung („Secured Financing") bilanziert.

Im Fall von Transaktionen, bei denen alle wesentlichen Risiken und Chancen, die mit dem Eigentum an dem finanziellen Vermögenswert verbunden sind, weder zurückbehalten noch übertragen werden, bucht der Konzern die übertragenen Vermögenswerte aus, wenn die Verfügungsmacht über diesen Vermögenswert aufgegeben wird. Die im Rahmen der Übertragung zurückbehaltenen Ansprüche und Verpflichtungen werden getrennt als Vermögenswerte und Verbindlichkeiten erfasst. Wird die Verfügungsmacht über den besagten Vermögenswert beibehalten, weist der Konzern den Vermögenswert entsprechend dem Umfang des fortgeführten Engagements weiterhin aus. Dieser Umfang bestimmt sich nach dem Ausmaß der Wertschwankungen des übertragenen Vermögenswerts, denen der Konzern weiterhin ausgesetzt bleibt.

Die Ausbuchungskriterien werden, sofern angebracht, auch angewandt, wenn ein Teil eines Vermögenswerts anstelle des gesamten Vermögenswerts oder eine Gruppe ähnlicher finanzieller Vermögenswerte in ihrer Gesamtheit übertragen wird. Wird ein Teil eines Vermögenswerts übertragen, muss es sich dabei um einen spezifisch identifizierten Cashflow, einen exakt proportionalen Anteil des Vermögenswerts oder einen exakt proportionalen Anteil eines spezifisch identifizierten Cashflows handeln.

VERBRIEFUNGSTRANSAKTIONEN

Der Konzern verbrieft verschiedene finanzielle Vermögenswerte aus Transaktionen mit privaten und gewerblichen Kunden durch den Verkauf an eine Zweckgesellschaft („SPE"), die ihrerseits Wertpapiere an Investoren ausgibt. Die übertragenen Vermögenswerte können bei Anwendung der entsprechenden Rechnungslegungsgrundsätze vollständig oder teilweise für eine Ausbuchung qualifizieren. Rechte an den verbrieften finanziellen Vermögenswerten können in Form von erst- oder nachrangigen Tranchen, Zinsansprüchen oder sonstigen Residualansprüchen zurückbehalten werden („zurückbehaltene Rechte"). Soweit die vom Konzern zurückbehaltenen Rechte weder zu einer Konsolidierung der betreffenden Zweckgesellschaft noch zu einer Bilanzierung der transferierten Vermögenswerte führen, werden die Ansprüche in der Regel als zum Fair Value bewertete finanzielle Vermögenswerte erfasst und zum Fair Value ausgewiesen. Gewinne oder Verluste aus Verbriefungstransaktionen hängen teilweise von dem Buchwert der übertragenen finanziellen Vermögenswerte ab, wobei eine Allokation zwischen den ausgebuchten finanziellen Vermögenswerten und den zurückbehaltenen Rechten auf der Grundlage ihres relativen Fair Value am Stichtag der Übertragung erfolgt. Gewinne oder Verluste aus Verbriefungen werden als Ergebnis aus zum Fair Value bilanzierten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen, sofern die transferierten Vermögenswerte als zum Fair Value bewertete finanzielle Vermögenswerte klassifiziert wurden.

AUSBUCHUNG VON FINANZIELLEN VERPFLICHTUNGEN

Eine Verbindlichkeit wird ausgebucht, wenn die mit ihr verbundene Verpflichtung beglichen oder aufgehoben wird sowie bei Fälligkeit. Falls eine bestehende finanzielle Verbindlichkeit durch eine Verbindlichkeit gegenüber demselben

Kreditgeber mit wesentlich abweichenden Vertragsbedingungen ersetzt wird oder die Vertragsbedingungen einer bestehenden Verbindlichkeit wesentlich geändert werden, dann wird ein solcher Austausch beziehungsweise eine solche Modifikation als Ausbuchung der ursprünglichen Verbindlichkeit und Ansatz einer neuen Verbindlichkeit behandelt. Die Differenz zwischen den beiden Buchwerten wird ergebniswirksam erfasst.

FORDERUNGEN UND VERBINDLICHKEITEN AUS WERTPAPIERPENSIONSGESCHÄFTEN

Wertpapiere, die mit einer Verpflichtung zur Rückübertragung erworben wurden („Reverse Repos"), beziehungsweise Wertpapiere, die mit einer Rücknahmeverpflichtung verkauft wurden („Repos"), werden als besicherte Finanzierungen behandelt, und zum Fair Value in Höhe der gezahlten oder erhaltenen Barmittel angesetzt. Die Partei, welche die Barmittel zur Verfügung stellt, nimmt die Wertpapiere in Verwahrung, die als Sicherheit für die Finanzierung dienen und deren Marktwert dem verliehenen Betrag entspricht oder diesen übersteigt. Die im Rahmen von Vereinbarungen über Reverse Repos erhaltenen Wertpapiere werden nicht in der Bilanz erfasst, sofern die Risiken und Chancen, die mit dem Eigentum an den Wertpapieren verbunden sind, nicht erlangt wurden. Die im Rahmen von Vereinbarungen über Repos gelieferten Wertpapiere werden nicht aus der Bilanz ausgebucht, sofern die entsprechenden Risiken und Chancen nicht übertragen wurden.

Für bestimmte Portfolios von Repos und Reverse Repos, die auf Fair-Value-Basis gesteuert werden, wendet der Konzern die Fair Value Option an.

Zinserträge aus Reverse Repos und Zinsaufwendungen für Repos werden im Zinsüberschuss ausgewiesen.

WERTPAPIERLEIHE

Tritt der Konzern als Entleiher von Wertpapieren auf, so ist gegenüber dem Verleiher in der Regel eine Barsicherheit zu hinterlegen. Ist der Konzern Verleiher von Wertpapieren, erhält er üblicherweise entweder Wertpapiere oder eine Barsicherheit, die dem Marktwert der verliehenen Wertpapiere entsprechen oder diesen übersteigen. Der Konzern überwacht die Entwicklung des Fair Value entliehener und verliehener Wertpapiere und fordert beziehungsweise leistet, soweit erforderlich, zusätzliche Sicherheiten.

Die gezahlten oder empfangenen Barmittel werden in der Bilanz als entliehene beziehungsweise verliehene Wertpapiere ausgewiesen.

Die entliehenen Wertpapiere selbst werden nicht in der Bilanz des Entleihers ausgewiesen. Sofern sie an Dritte verkauft werden, wird die Rückgabeverpflichtung in den zum Fair Value bewerteten finanziellen Verpflichtungen erfasst und anschließende Gewinne oder Verluste werden im Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen. An Kontrahenten verliehene Wertpapiere werden weiterhin in der Bilanz des Verleihers ausgewiesen.

Erhaltene oder gezahlte Gebühren werden in den Zinserträgen beziehungsweise Zinsaufwendungen erfasst. Die als Sicherheit für Wertpapierleihen aus dem Eigenbestand verpfändeten Wertpapiere, bei denen der Kontrahent ein vertragliches Recht oder Gewohnheitsrecht zur Weiterveräußerung oder -verpfändung besitzt, werden in der Konzernbilanz separat ausgewiesen.

AUFRECHNUNG VON FINANZINSTRUMENTEN

Finanzielle Vermögenswerte und Verpflichtungen werden aufgerechnet und in der Bilanz mit dem Nettowert ausgewiesen, wenn, und nur wenn, eine Saldierung der bilanzierten Beträge zum gegenwärtigen Zeitpunkt rechtlich durchsetzbar und es beabsichtigt ist, die Abwicklung auf Nettobasis vorzunehmen oder gleichzeitig den Vermögenswert zu verwerten und die Verbindlichkeit abzulösen. In allen anderen Fällen erfolgt ein Bruttoausweis.

SACHANLAGEN

Zu den Sachanlagen gehören selbst genutzte Immobilien, Einbauten in gemietete Räume, Betriebs- und Geschäftsausstattung sowie Software (nur Betriebssysteme). Selbst genutzte Immobilien werden zu Anschaffungskosten, vermindert um kumulierte planmäßige Abschreibungen und kumulierte Wertminderungen, ausgewiesen. Die planmäßige Abschreibung erfolgt in der Regel linear über die erwartete betriebsgewöhnliche Nutzungsdauer des Vermögenswerts. Die erwartete betriebsgewöhnliche Nutzungsdauer beträgt bei Gebäuden 25 bis 50 Jahre und bei Betriebs- und Geschäftsausstattungen drei bis zehn Jahre. Einbauten in gemietete Räume werden linear über den kürzeren Zeitraum von Mietdauer und erwarteter betriebsgewöhnlicher Nutzungsdauer der Einbauten, in der Regel drei bis 15 Jahre, abgeschrieben. Die Abschreibungen der Gebäude sowie der Betriebs- und Geschäftsausstattung sind im Sachaufwand und sonstigen Aufwand ausgewiesen. Kosten für Instandhaltung und Reparaturen werden als Aufwand erfasst, werterhöhende Umbauten werden aktiviert. Gewinne und Verluste aus Verkäufen werden in den sonstigen Erträgen ausgewiesen.

Sachanlagen werden mindestens einmal im Jahr auf ihre Werthaltigkeit geprüft. Eine Wertminderung wird in Höhe des Betrags ausgewiesen, um den der erzielbare Betrag, das heißt der jeweils höhere Wert aus dem Fair Value abzüglich Verkaufskosten und dem Nutzungswert, den entsprechenden Buchwert unterschreitet. Der Nutzungswert ist der Barwert der geschätzten zukünftigen Cashflows aus dem Vermögenswert. Nach der Erfassung einer Wertminderung wird der Abschreibungsaufwand in künftigen Berichtsperioden angepasst, um den geänderten Buchwert des Vermögensgegenstands entsprechend zu reflektieren. Erfolgt zu einem späteren Zeitpunkt eine Wertaufholung, wird der Abschreibungsaufwand prospektiv angepasst.

Im Rahmen eines Finanzierungsleasings geleaste Anlagen werden als Sachanlagen aktiviert und über die Leasingdauer abgeschrieben.

ALS FINANZINVESTITION GEHALTENE IMMOBILIEN

Der Konzern wendet für die Bewertung von als Finanzinvestition gehaltenen Immobilien grundsätzlich das Anschaffungskostenmodell an und der Buchwert ist in der Bilanz unter den sonstigen Aktiva ausgewiesen. Emittiert der Konzern Verbindlichkeiten, welche durch als Finanzinvestition gehaltene Immobilien unterlegt sind und eine direkt an den Fair Value oder die Rendite dieser Immobilien gekoppelte Rendite vorsehen, erfolgt eine Bewertung der als Finanzinvestition gehaltenen Immobilien zum Fair Value. Wenn der Konzern dieses spezifische Wahlrecht nutzt, beauftragt er externe Immobilienexperten zur Bestimmung des Fair Value der als Finanzinvestition gehaltenen Immobilien mittels anerkannter Bewertungstechniken. Sollten Preise von kurz zuvor am Markt getätigten Transaktionen mit vergleichbaren Immobilien verfügbar sein, werden diese Transaktionen als Referenz für die Bestimmung des Fair Value herangezogen.

GOODWILL UND SONSTIGE IMMATERIELLE VERMÖGENSWERTE

Goodwill entsteht bei der Akquisition von Tochtergesellschaften, assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen und stellt den Betrag dar, um den die Anschaffungskosten einschließlich der dem Unternehmenszusammenschluss direkt zurechenbaren Kosten den Reinvermögenswert des erworbenen Unternehmens zum Erwerbszeitpunkt übersteigen. Der Reinvermögenswert entspricht dem vom Konzern erworbenen Anteil am Netto-Fair-Value der identifizierbaren Vermögenswerte, Verbindlichkeiten sowie Eventualverbindlichkeiten.

Für die Ermittlung des Goodwill werden die Fair Values der erworbenen Vermögenswerte, der Verbindlichkeiten sowie der Eventualverbindlichkeiten auf der Basis von am Markt beobachtbaren Preisen bestimmt oder als Barwert der erwarteten zukünftigen Cashflows ermittelt. Die Abzinsung erfolgt entweder mit Marktzinsen oder beruht auf risikofreien Zinssätzen und risikoadjustierten erwarteten zukünftigen Cashflows.

Goodwill aus der Akquisition von Tochtergesellschaften wird aktiviert und jährlich auf seine Werthaltigkeit überprüft. Die Überprüfung erfolgt öfter, wenn Ereignisse oder veränderte Rahmenbedingungen darauf hindeuten, dass sich der Wert des Goodwill vermindert haben könnte. Goodwill wird für die Überprüfung der Werthaltigkeit den zahlungsmittelgenerierenden Einheiten („Cash Generating Units") zugewiesen, wobei die Geschäftsbereichsebene, auf der Goodwill für interne Managementzwecke überwacht wird, berücksichtigt wird. Auf dieser Grundlage stellen sich die Cash Generating Units des Konzerns wie folgt dar:

- Global Markets and Corporate Finance (innerhalb des Unternehmensbereichs Corporate Banking & Securities)
- Global Transaction Banking
- Asset Management and Private Wealth Management (innerhalb des Unternehmensbereichs Asset and Wealth Management)
- Private & Business Clients und
- Corporate Investments

Goodwill aus Akquisitionen von assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen ist im Buchwert der Beteiligung enthalten und wird jährlich auf seine Werthaltigkeit überprüft. Sofern ein Anhaltspunkt vorliegt, dass eine Wertminderung eingetreten sein könnte, erfolgt die Überprüfung häufiger.

Wenn ein Goodwill einer zahlungsmittelgenerierenden Einheit zugeordnet wurde und ein Geschäftsbereich dieser Einheit veräußert wird, ist der mit diesem veräußerten Geschäftsbereich verbundene Goodwill bei der Feststellung des Gewinns oder Verlusts aus der Veräußerung im Buchwert des Geschäftsbereichs enthalten.

Sonstige immaterielle Vermögenswerte werden vom Goodwill getrennt ausgewiesen, wenn sie separierbar sind oder auf vertraglichen oder sonstigen rechtlichen Ansprüchen beruhen und ihr Fair Value zuverlässig ermittelt werden kann. Immaterielle Vermögenswerte mit einer begrenzten Nutzungsdauer werden mit ihren Anschaffungs- oder Herstellungskosten, abzüglich kumulierter Abschreibungen und kumulierter Wertberichtigungen angesetzt. Kundenbezogene immaterielle Vermögenswerte mit einer begrenzten Nutzungsdauer werden auf Basis ihrer erwarteten Nutzungsdauer linear über Zeiträume von einem Jahr bis zu 20 Jahren amortisiert. Ansprüche aus der Verwaltung von Hypothekendarlehen werden zu Anschaffungskosten bilanziert und über den erwarteten Zeitraum, in dem die Erträge aus den Verträgen anfallen, amortisiert. Diese Vermögenswerte werden mindestens jährlich auf ihre Werthaltigkeit überprüft, wobei auch die Angemessenheit ihrer Nutzungsdauer bestätigt wird.

Bestimmte immaterielle Vermögenswerte haben eine unbegrenzte Nutzungsdauer. Es handelt sich dabei primär um Rechte aus Vermögensverwaltungsverträgen mit Publikumsfonds. Immaterielle Vermögenswerte mit unbegrenzter Nutzungsdauer werden nicht abgeschrieben, sondern mindestens jährlich auf ihre Werthaltigkeit überprüft.

Aufwendungen für zur eigenen Nutzung erworbene oder selbst erstellte Software werden aktiviert, wenn der Konzern daraus mit großer Wahrscheinlichkeit wirtschaftliche Vorteile ziehen kann und sich die Aufwendungen zuverlässig bestimmen lassen. Aktivierte Aufwendungen werden linear über einen Zeitraum von ein bis drei Jahren abgeschrieben. Die aktivierungsfähigen Kosten für selbst erstellte Software umfassen externe direkt zurechenbare Kosten für Material und Dienstleistungen sowie Personal- und Personalnebenkosten für Mitarbeiter, die unmittelbar mit der Erstellung von selbst genutzter Software befasst sind. Gemeinkosten und alle während der Forschung oder nach Fertigstellung der Software anfallenden Ausgaben werden als Aufwand erfasst.

Bei einem Erwerb von Versicherungsgeschäft wird der Betrag des Kaufpreises, der den Anteil des Erwerbers am Nettowert der identifizierbaren Vermögenswerte, Verbindlichkeiten und Eventualverbindlichkeiten übersteigt, als immaterieller Vermögenswert bilanziert. Dieser immaterielle Vermögenswert repräsentiert den die im Erwerbszeitpunkt bilanzierte Verbindlichkeit übersteigenden Barwert der zukünftigen Cashflows. Dieser Betrag wird als Wert des erworbenen Versicherungsgeschäfts bezeichnet.

Der Wert des erworbenen Versicherungsgeschäfts wird abgeschrieben. Die Wahl der verwendeten Abschreibungsrate berücksichtigt die Besonderheiten des erworbenen Versicherungsgeschäfts sowie den erwarteten Wertverzehr. Der Wert des erworbenen Versicherungsgeschäfts wird regelmäßig auf Wertminderungen untersucht, die als Aufwand in der Gewinn-und-Verlust-Rechnung erfasst werden.

FINANZGARANTIEN

Finanzgarantien sind vertragliche Vereinbarungen, die den Garantiegeber dazu verpflichten, bestimmte Zahlungen zu leisten, um den Garantienehmer für einen Verlust zu entschädigen, der dadurch entsteht, dass ein bestimmter Schuldner unter den Bedingungen eines Schuldtitels fällige Zahlungen nicht leistet. Solche Garantiezusagen werden Banken, Finanzinstituten und sonstigen Vertragspartnern im Auftrag von Kunden eingeräumt, um Kredite, Kreditlinien und sonstige Bankfazilitäten zu besichern.

Finanzgarantien werden beim bilanziellen Erstansatz mit ihrem Fair Value bei Garantiebegebung ausgewiesen, der üblicherweise der erhaltenen Prämie entspricht. Danach werden die Verbindlichkeiten aus diesen Garantien zum jeweils höheren Wert aus dem ursprünglich angesetzten Wert abzüglich der kumulativen Amortisierung sowie dem bestmöglichen Schätzwert der zur Begleichung der finanziellen Verpflichtungen zum Bilanzstichtag erforderlichen finanziellen Aufwendungen bilanziert. Bei der Festlegung dieser Schätzwerte werden Erfahrungen mit vergleichbaren Transaktionen und Zeitreihen von Verlusten der Vergangenheit sowie die diesbezüglichen Entscheidungen des Managements zugrunde gelegt.

Jede Erhöhung von Verbindlichkeiten im Zusammenhang mit Garantien wird in der Gewinn-und-Verlust-Rechnung im Sachaufwand und sonstigen Aufwand ausgewiesen.

LEASINGGESCHÄFTE

LEASINGGEBER

Vermögenswerte, die Kunden im Rahmen von Leasingverhältnissen überlassen werden, werden ungeachtet des Rechtsanspruchs als Finanzierungsleasingverhältnisse klassifiziert, wenn alle wesentlichen Risiken und Chancen, die mit dem Eigentum an dem Vermögenswert verbunden sind, übertragen werden. Werden Vermögenswerte im Rahmen eines Finanzierungsleasingverhältnisses übertragen, so wird der vermietete Vermögenswert ausgebucht und eine Forderung bilanziert, deren Höhe dem Barwert der Leasingzahlungen, abgezinst mit dem dem Leasingvertrag zugrunde liegenden Zinssatz, entspricht. Der Finanzierungsertrag wird über die Dauer des Leasingverhältnisses in der Weise erfasst, dass er eine konstante periodische Verzinsung der Nettoinvestition in das Finanzierungsleasingverhältnis widerspiegelt.

Leasingverhältnisse, bei denen Kunden Vermögenswerte überlassen werden, ohne dass alle wesentlichen Risiken und Chancen, die mit dem Eigentum an dem Vermögenswert verbunden sind, auf sie übertragen werden, werden als Operating Leases klassifiziert. Die vermieteten Vermögenswerte sind in dem Posten Sachanlagen in der Konzernbilanz enthalten und werden über die betriebsgewöhnliche Nutzungsdauer abgeschrieben. Mieterträge werden linear über die Laufzeit des Leasingvertrags erfasst. Direkt zurechenbare Kosten, die bei der Verhandlung sowie für die Ausgestaltung eines Operating Lease anfallen, werden dem Bilanzwert des vermieteten Vermögenswerts zugeschlagen und linear über die Laufzeit des Leasingvertrags als Aufwand erfasst.

LEASINGNEHMER

Vermögenswerte, die im Rahmen eines Finanzierungsleasingverhältnisses gehalten werden, werden anfangs mit einem Betrag, der dem Fair Value des gemieteten Sachanlagegegenstands oder, sofern geringer, dem Barwert der Mindestleasingzahlungen entspricht, erfasst. Die korrespondierende Verbindlichkeit wird bilanziell als Verbindlichkeit aus Finanzierungsleasingverhältnissen erfasst. Bei der Berechnung des Barwerts der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende Zinssatz als Abzinsungssatz verwendet, sofern er in praktikabler Weise ermittelt werden kann. Anderenfalls wird der Grenzfremdkapitalzinssatz verwendet. Bedingte Mietzahlungen werden in den Perioden als Aufwand erfasst, in denen die entsprechende Verbindlichkeit eingegangen wird.

Bei Sachanlagen, die Gegenstand von Operating Leases sind, werden Mietaufwendungen linear über die Mietdauer erfasst. Die Mietdauer beginnt, sobald der Leasingnehmer die physische Nutzung des Leasinggegenstands kontrolliert. Mietvergünstigungen werden als Minderung der Mietaufwendungen behandelt und ebenfalls linear über die Mietdauer erfasst. Im Rahmen von Operating Leases anfallende bedingte Mietzahlungen werden in den Perioden als Aufwand erfasst, in denen die entsprechende Verbindlichkeit eingegangen wird.

SALE-UND-LEASEBACK-TRANSAKTIONEN

Sofern eine Sale-und-Leaseback-Transaktion zu einem Finanzierungsleasingverhältnis führt, wird jeglicher Überschuss des Verkaufserlöses über den Bilanzwert des Vermögenstands durch den Verkäufer nicht sofort als Ertrag erfasst, sondern abgegrenzt und über die Dauer des Leasingvertrags erfasst.

Bei Sale-und-Leaseback-Transaktionen, die einen Operating Lease begründen, hängt der Zeitpunkt der Realisierung des Verkaufsgewinns oder -verlusts vom Verhältnis des Verkaufspreises zum Fair Value ab. Entspricht der Verkaufspreis eindeutig dem Fair Value, wird der Gewinn oder Verlust (Unterschiedsbetrag aus Verkaufspreis und Bilanzwert) unmittelbar erfasst. Liegt der Verkaufspreis hingegen unter dem Fair Value, so wird ein Gewinn unmittelbar erfasst, während ein Verlust nur dann unmittelbar zu erfassen ist, wenn er nicht durch zukünftige unter dem Marktpreis liegende Mietzahlungen ausgeglichen wird. Anderenfalls ist der Verlust abzugrenzen und im Verhältnis zu den Mietzahlungen über die voraussichtliche Nutzungsdauer des Vermögenswerts ergebniswirksam zu verteilen. Übersteigt der Verkaufspreis den Fair Value, wird der den Fair Value übersteigende Betrag abgegrenzt und ergebniswirksam über die voraussichtliche Nutzungsdauer des Vermögensgegenstands verteilt.

MITARBEITERVERGÜTUNGEN

PENSIONSZUSAGEN

Der Konzern bietet den Mitarbeitern bestimmter Konzerngesellschaften beitrags- und leistungsdefinierte Versorgungspläne an. Das Vermögen sämtlicher beitragsdefinierter Pläne wird von unabhängig verwalteten Fonds gehalten. Die Höhe der Beiträge ist in der Regel vom Gehalt abhängig. Die Beiträge werden im Allgemeinen im Jahr der Beitragszahlung auf der Grundlage der geleisteten Dienste des Mitarbeiters als Aufwand erfasst.

Um den Barwert der Pensionsverpflichtung und den damit verbundenen Dienstzeitaufwand zu ermitteln, werden sämtliche leistungsdefinierten Pläne nach dem Ansammlungsverfahren („Projected Unit Credit Method") bewertet. Die Bewertung im Rahmen dieses Verfahrens beruht auf versicherungsmathematischen Berechnungen, in die Annahmen über demografische Entwicklungen, Vorruhestand, Gehaltssteigerungen sowie Zinssätze und Inflationsraten einfließen. Die versicherungsmathematischen Gewinne und Verluste werden nach der 10%-„Korridor"-Methode erfasst. Demnach wird ein Teil der versicherungsmathematischen Gewinne und Verluste in der Gewinn-und-Verlust-Rechnung erfasst, wenn die kumulativen nicht berücksichtigten versicherungsmathematischen Gewinne und Verluste am Ende der vorangegangenen Berichtsperiode jeweils den höheren Wert von a) 10% des Barwerts der Pensionsverpflichtung zu diesem Zeitpunkt (vor Abzug des Planvermögens) und b) 10% des Fair Value des Planvermögens, sofern vorhanden, zu diesem Zeitpunkt überschritten haben. Die leistungsdefinierten Versorgungszusagen des Konzerns sind in der Regel unternehmensextern finanziert („funded").

SONSTIGE VERSORGUNGSZUSAGEN

Darüber hinaus unterhalten Konzerngesellschaften unternehmensintern finanzierte („unfunded"), beitragspflichtige Gesundheitsfürsorgepläne für pensionierte Mitarbeiter. Diese sonstigen Versorgungszusagen werden im Wesentlichen gegenüber pensionierten Mitarbeitern mit Wohnsitz in den Vereinigten Staaten abgegeben. Im Rahmen dieser Zusagen wird den Pensionären ein bestimmter Prozentsatz der anspruchsberechtigten medizinischen und zahnmedizinischen Aufwendungen unter Berücksichtigung eines Selbstbehalts erstattet. Der Konzern dotiert diese Pläne in Abhängigkeit von den zu erbringenden Leistungen. Analog zu den leistungsdefinierten Versorgungszusagen werden diese Pläne gemäß der Methodik des Ansammlungsverfahrens bewertet. Die versicherungsmathematischen Gewinne und Verluste werden nach der 10%-„Korridor"-Methode erfasst.

AKTIENBASIERTE VERGÜTUNGEN

Personalaufwand für als Eigenkapitalinstrumente klassifizierte Vergütungen wird auf Basis des Fair Value der aktienbasierten Vergütung am Tag der Gewährung ermittelt. Bei aktienbasierten Vergütungen entspricht der Fair Value dem Börsenkurs der zugrunde liegenden Aktien, vermindert um den Barwert der erwarteten Dividenden, die nicht an den Mitarbeiter weitergereicht werden, und nach Berücksichtigung etwaiger Restriktionen, die nach Eintritt der Unverfallbarkeit des Anspruchs bestehen. Wenn eine Vergütung so modifiziert wird, dass ihr Fair Value unmittelbar nach der Modifizierung ihren Fair Value direkt vor der Modifizierung übersteigt, wird eine Neubewertung vorgenommen und der daraus resultierende Anstieg des Fair Value wird als zusätzlicher Personalaufwand ausgewiesen.

Die Gegenbuchung zum ausgewiesenen Personalaufwand erfolgt in der Kapitalrücklage. Der Personalaufwand wird linear über den Zeitraum erfasst, in welchem der Mitarbeiter die Dienste erbringt, die mit dieser Vergütung abgegolten werden. Bei Vergütungen, die in Tranchen abgegolten werden, erfolgt die Verteilung über die Laufzeit der jeweiligen Tranche. Einschätzungen hinsichtlich voraussichtlich verfallender Ansprüche werden regelmäßig angepasst und berücksichtigen sowohl tatsächlich verfallene Ansprüche als auch sich verändernde Erwartungen. Aufwendungen für Vergütungen, die dem Begünstigten einen vorgezogenen Ruhestand erlauben und deswegen eine nominale, aber nicht substanzielle Dienstzeitregelung vorsehen, werden nicht über den Zeitraum vom Tag der Gewährung bis zur Unverfallbarkeit erfasst, sondern über den kürzeren Zeitraum, bis der Mitarbeiter die Anspruchsvoraussetzungen für die Vergütung erfüllt. Bei Vergütungen, die in Tranchen abgegolten werden, wird jede Tranche als separate Vergütung angesehen und gesondert im Personalaufwand erfasst.

Verpflichtungen aus aktienbasierter Vergütung, die entgeltlich abgegolten werden, werden zu jedem Bilanzstichtag ergebniswirksam zum Fair Value bewertet und bis zur Zahlung in den sonstigen Passiva ausgewiesen.

VERPFLICHTUNG ZUM ERWERB EIGENER AKTIEN

Terminkäufe sowie geschriebene Verkaufsoptionen, bei denen dem Kontrakt Aktien der Deutschen Bank zugrunde liegen, werden als Verpflichtung zum Erwerb Eigener Aktien ausgewiesen, sofern die Erfüllung durch die Lieferung einer festen Anzahl von Aktien gegen einen festen Betrag an flüssigen Mitteln erfolgen muss. Die Verpflichtung wird bei Entstehung mit dem Barwert des Erfüllungsbetrags des Termingeschäfts oder der Option angesetzt. Für Terminkäufe und geschriebene Verkaufsoptionen auf Aktien der Deutschen Bank erfolgt eine entsprechende Verringerung des Eigenkapitals, die innerhalb des Eigenkapitalpostens Verpflichtung zum Erwerb Eigener Aktien ausgewiesen wird. Für Terminkäufe auf Minderheitsanteile von Konzerngesellschaften erfolgt eine entsprechende Verringerung des Eigenkapitals.

Die Verbindlichkeiten werden nach dem Prinzip der Periodenabgrenzung („Accrual Basis") angesetzt, und die abzugrenzenden Zinsen, die Zeitwert und Dividenden beinhalten, werden als Zinsaufwendungen erfasst. Mit Erfüllung der Terminkäufe und geschriebenen Verkaufsoptionen erlischt die Verbindlichkeit, während die Verringerung des Eigenkapitals bestehen bleibt, aber eine Reklassifizierung von der Verpflichtung zum Erwerb Eigener Aktien zu den Eigenen Aktien im Bestand erfolgt.

Stammaktien der Deutschen Bank, die entsprechenden Termingeschäften unterliegen, gelten nicht als ausstehende Aktien für die Berechnung des unverwässerten Ergebnisses je Aktie, sind aber bei der Berechnung des verwässerten Ergebnisses zu berücksichtigen, sofern sie de facto einen verwässernden Effekt haben.

Kauf- und Verkaufsoptionen, denen Aktien der Deutschen Bank zugrunde liegen, werden dann nicht als Derivate klassifiziert, wenn die Erfüllung durch die Lieferung einer festgelegten Anzahl von Aktien erfolgen muss. Diese Geschäfte werden vielmehr als Transaktionen mit Eigenkapitalinstrumenten des Konzerns erfasst. Alle anderen derivativen Kontrakte, bei denen Aktien der Deutschen Bank dem Kontrakt zugrunde liegen, werden als zum Fair Value bewertete finanzielle Vermögenswerte/Verpflichtungen ausgewiesen.

ERTRAGSTEUERN

Im Konzernabschluss werden laufende und latente Steuern auf Grundlage der Steuergesetze der jeweils betroffenen Steuerjurisdiktionen berücksichtigt. Laufende und latente Steuern werden im Eigenkapital erfasst, soweit sie Geschäftsvorfälle betreffen, die direkt dem Eigenkapital belastet oder gutgeschrieben werden.

Aktive und passive latente Steuern werden für zukünftige Steuereffekte gebildet, die aus temporären Differenzen zwischen dem Bilanzansatz von Vermögenswerten und Schulden und deren Steuerwert resultieren oder sich aus noch nicht genutzten steuerlichen Verlustvorträgen und Steuergutschriften ergeben. Latente Steuerforderungen werden nur in dem Umfang ausgewiesen, in dem es wahrscheinlich ist, dass zukünftig zu versteuernde Ergebnisse zur Verfügung stehen werden, mit denen diese steuerlichen Verlustvorträge, Steuerguthaben oder steuerlich abzugsfähigen temporären Differenzen verrechnet werden können.

Aktive und passive latente Steuern werden mit den Steuersätzen bewertet, die voraussichtlich in der Berichtsperiode gelten, in der der entsprechende Vermögenswert realisiert oder die entsprechende Schuld erfüllt wird. Dabei erfolgt die Bewertung auf Basis der am Bilanzstichtag gültigen oder in Kürze geltenden Steuersätze beziehungsweise Steuergesetze.

Laufende Steuerforderungen und Steuerverbindlichkeiten werden saldiert, wenn (i) sie dieselbe steuerpflichtige Einheit oder Steuergruppe betreffen, (ii) sie von derselben Steuerbehörde erhoben beziehungsweise geschuldet werden, (iii) ein einklagbares Recht zur Aufrechnung gegenüber der Steuerbehörde besteht und (iv) ein Ausgleich auf Nettobasis beabsichtigt ist.

Aktive und passive latente Steuern werden saldiert, wenn ein einklagbares Recht zur Aufrechnung von laufenden Steuerforderungen und Steuerverbindlichkeiten besteht und wenn es sich bei den aktiven und passiven latenten Steuern um Ertragsteuern handelt, die von derselben Steuerbehörde gegenüber derselben steuerpflichtigen Einheit oder Steuergruppe erhoben werden.

Latente Steuerverbindlichkeiten werden für zu versteuernde temporäre Differenzen in Verbindung mit Anteilen an Tochtergesellschaften, Zweigniederlassungen, assoziierten Unternehmen und Anteilen an gemeinschaftlich geführten Unternehmen gebildet, es sei denn, der Zeitpunkt der Umkehrung der temporären Differenz wird durch den Konzern gesteuert und es ist wahrscheinlich, dass sich die Differenz nicht in absehbarer Zukunft ausgleicht. Latente Steuerforderungen auf steuerlich abzugsfähige temporäre Differenzen in Verbindung mit solchen Investitionen werden nur in dem Umfang ausgewiesen, in dem es wahrscheinlich ist, dass sich die Differenzen in absehbarer Zukunft ausgleichen werden und zukünftig ausreichend zu versteuerndes Einkommen erzielt wird, mit dem diese steuerlich abzugsfähigen temporären Differenzen verrechnet werden können.

Latente Steuern im Zusammenhang mit der Neubewertung von zur Veräußerung verfügbaren finanziellen Vermögenswerten und Cash Flow Hedges, die direkt im Eigenkapital ausgewiesen werden, werden ebenfalls direkt im Eigenkapital bilanziert und erst dann in der Gewinn-und-Verlust-Rechnung erfasst, wenn der Gewinn oder Verlust realisiert wird.

Aktienbasierte Vergütungen können steuerlich abzugsfähig sein. Der steuerlich abzugsfähige Betrag kann dabei von dem ausgewiesenen kumulierten Personalaufwand abweichen. Zu jedem Bilanzstichtag ist auf der Basis des aktuellen Aktienkurses der steuerlich abzugsfähige Betrag zu schätzen. Übersteigt der tatsächliche oder erwartete steuerlich abzugsfähige Betrag den des kumulierten Personalaufwands, wird der auf diesen Unterschied entfallende Steuervorteil in die Kapitalrücklage eingestellt. Unterschreitet der tatsächliche oder erwartete steuerlich abzugsfähige Betrag den des kumulierten Personalaufwands, wird der entsprechende Steuernachteil als Steueraufwand in der Gewinn-und-Verlust-Rechnung des Berichtszeitraums erfasst.

Die Anlagerenditen im Lebensversicherungsgeschäft des Konzerns in Großbritannien (Abbey Life Assurance Company Limited) unterliegen neben der regulären Körperschaftsteuer einer zusätzlichen „Versicherungsnehmersteuer" („Policyholder Tax"). Obwohl diese Steuer aus ökonomischer Sicht eine Ertragsteuer zulasten oder zugunsten des Versicherungsnehmers darstellt, ist sie im Ertragsteueraufwand des Konzerns enthalten und reduziert beziehungsweise erhöht die ausgewiesenen Verpflichtungen gegenüber den Versicherungsnehmern.

RÜCKSTELLUNGEN

Rückstellungen werden erfasst, wenn der Konzern aufgrund früherer Ereignisse gegenwärtig eine rechtliche oder faktische Verpflichtung hat, es wahrscheinlich ist, dass Ressourcen zur Erfüllung der Verpflichtung abfließen werden, und sich die Höhe der Verpflichtung verlässlich schätzen lässt.

Die Höhe der Rückstellung entspricht der bestmöglichen Schätzung des Betrags, der notwendig wäre, um die Verpflichtung am Bilanzstichtag zu begleichen. Bei der Bestimmung werden die Risiken und Unsicherheiten in Bezug auf die Verpflichtung berücksichtigt.

Bei einer wesentlichen Auswirkung des Zinseffekts werden Rückstellungen diskontiert und zum Barwert der zur Begleichung der Verpflichtung erwarteten Ausgaben angesetzt. Dabei wird ein Abzinsungssatz vor Steuern verwendet, der die aktuellen Markteinschätzungen im Hinblick auf den Zinseffekt und die für die Verpflichtung spezifischen Risiken widerspiegelt. Der mit dem Zeitablauf verbundene Anstieg der Rückstellungen wird als Zinsaufwand erfasst.

Sofern erwartet wird, dass die zur Erfüllung der zurückgestellten Verpflichtung erforderlichen Ausgaben ganz oder teilweise von einer dritten Partei erstattet werden (zum Beispiel weil für die Verpflichtung ein Versicherungsvertrag besteht), wird eine Forderung dann erfasst, wenn es so gut wie sicher ist, dass eine Erstattung gezahlt werden wird.

KAPITALFLUSSRECHNUNG

Für Zwecke der Konzern-Kapitalflussrechnung umfassen die Zahlungsmittel und Zahlungsmitteläquivalente des Konzerns hochliquide Vermögenswerte, die unmittelbar in liquide Mittel umgewandelt werden können und mit einem unwesentlichen Wertänderungsrisiko behaftet sind. Dabei handelt es sich um die Barreserve sowie Sichteinlagen bei Banken.

VERSICHERUNGSGESCHÄFT

Der Konzern schließt zwei Arten von Verträgen ab.

VERSICHERUNGSVERTRÄGE – Dabei handelt es sich um Renten- und Universal-Life-Versicherungsverträge, bei denen der Konzern von einer anderen Partei (dem Versicherungsnehmer) ein signifikantes Versicherungsrisiko übernimmt, indem er vereinbart, dem Versicherungsnehmer eine Entschädigung zu leisten, wenn ein spezifiziertes ungewisses zukünftiges Ereignis den Versicherungsnehmer nachteilig betrifft. Die Verträge qualifizieren so lange als Versicherungsverträge, bis alle Ansprüche und Verpflichtungen erfüllt oder erloschen sind. Verpflichtungen aus

Versicherungsverträgen werden gemäß den US GAAP-Regelungen für Versicherungsgeschäfte bilanziert.

NICHT ÜBERSCHUSSBERECHTIGTE INVESTMENTVERTRÄGE („INVESTMENTVERTRÄGE") – Diese Verträge beinhalten weder ein signifikantes Versicherungsrisiko noch eine ermessensabhängige Überschussbeteiligung. Derartige Verträge werden als zum Fair Value klassifizierte finanzielle Verbindlichkeiten bilanziert und ausgewiesen.

Finanzielle Vermögenswerte, die zur Deckung der Ansprüche aus Versicherungsverträgen gehalten werden, sind als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert, wohingegen solche für andere Versicherungs- und Investmentverträge gehaltene finanzielle Vermögenswerte unter Nutzung der Fair Value Option als zum Fair Value klassifizierte Vermögenswerte ausgewiesen werden.

VERSICHERUNGSVERTRÄGE

Beiträge für langfristige Versicherungsverträge werden bei Erhalt als Erträge erfasst. Im Fall von Einmalprämien entspricht der Zeitpunkt der Ertragserfassung dem Tag, ab dem der Versicherungsschutz besteht. Bei Verträgen mit laufender Beitragszahlung werden die Erträge bei Fälligkeit der Zahlung berücksichtigt. Beiträge werden vor Abzug von Gebühren ausgewiesen. Wenn Versicherungsverträge storniert werden, weil die Beiträge nicht erbracht werden, werden die bis zum Zeitpunkt der Vertragsaufhebung abgegrenzten Beitragsforderungen ebenso wie die entsprechenden Erträge als auch die damit verbundenen Aufwendungen storniert.

Aufwendungen im Versicherungsgeschäft werden erfasst, wenn sie angefallen sind, und beinhalten sowohl die Entschädigungszahlungen des laufenden Geschäftsjahres als auch die den Versicherungsnehmern im Vorgriff auf die endgültige Feststellung zugeordnete Überschussbeteiligung.

Die Deckungsrückstellung für Universal Life Versicherungsverträge ergibt sich als Saldo aus eingenommenen Beiträgen und den den Versicherungsnehmern gutgeschriebenen Anlageerträgen abzüglich der Aufwendungen für Sterbefälle und sonstiger Aufwendungen. Für fondsgebundene Versicherungsverträge entspricht die Deckungsrückstellung dem Fair Value der zugrunde liegenden Vermögenswerte.

Im Fall von Rentenversicherungsverträgen wird die Rückstellung dergestalt berechnet, dass für die derzeit aktiven Verträge die zukünftigen Zahlungen geschätzt und unter Berücksichtigung ihrer Eintrittswahrscheinlichkeit auf den Bilanzstichtag abgezinst werden. Die Annahmen werden bei Vertragsabschluss unter Berücksichtigung einer angemessenen Sicherheitsmarge („Provisions for Adverse Deviations") festgelegt. Der so ermittelte Rückstellungsbetrag wird mit jenem Wert verglichen, der sich ergibt, wenn man aktuelle Annahmen, einschließlich des Effektivzinses der zugrunde liegenden Vermögenswerte zugrunde legt. Ergäbe sich aufgrund dieses Vergleichs ein höherer Wert, wäre der Rückstellungsbetrag entsprechend anzupassen.

Die Deckungsrückstellung beinhaltet auch Rückstellungen für bestimmte im Zusammenhang mit fondsgebundenen Rentenversicherungsprodukten des Konzerns stehende Optionen. Diese Rückstellungen werden auf Basis der vertraglichen Verpflichtungen unter Zugrundelegung versicherungsmathematischer Annahmen ermittelt.

Die Angemessenheit der bilanzierten Versicherungsrückstellungen wird unter Berücksichtigung der erwarteten Schadensfälle, Kosten, verdienten Beiträge und anteiligen Kapitalanlageerträge ermittelt. Für langfristige Verträge ist dann eine Drohverlustrückstellung zu bilden, wenn die tatsächlichen Erfahrungen hinsichtlich Rendite der Investments, Sterblichkeit, Invalidität, Stornierungen sowie Aufwand darauf hinweisen, dass die bereits bilanzierten Rückstellungen zuzüglich des Barwerts der zukünftigen Beiträge nicht ausreichen werden, um den Barwert zukünftiger Leistungen sowie die aktivierten Abschlusskosten zu decken.

Gegenwärtig sind die aktivierten Abschlusskosten für das Versicherungsgeschäft nicht wesentlich.

INVESTMENTVERTRÄGE

Sämtliche seitens des Konzerns abgeschlossenen Investmentverträge sind fondsgebunden. Verbindlichkeiten für fondsgebundene Verträge werden ermittelt, indem zum Bilanzstichtag die Preise für die Fondsanteile mit der Anzahl der den Versicherungsnehmern zuzurechnenden Fondsanteile multipliziert werden. Der Ausweis der Verbindlichkeiten erfolgt zum Fair Value unter den zum Fair Value klassifizierten finanziellen Verpflichtungen. Im Rahmen von Investmentverträgen erhaltene Einlagen führen zu einer Anpassung der Verbindlichkeiten für fondsgebundene Verträge. Die auf die Verträge entfallenden Anlageerträge werden in der Gewinn-und-Verlust-Rechnung erfasst. Die Forderungen aus Investmentverträgen spiegeln einen etwaigen Überschuss ausgezahlter Beträge über die bilanzierten Verbindlichkeiten wider. Den Versicherungsnehmern von Investmentverträgen werden Gebühren für die Verwaltung der Versicherungspolicen und der Kapitalanlagen sowie für Rückkäufe und sonstige Vertragsleistungen in Rechnung gestellt.

Die finanziellen Vermögenswerte für Investmentverträge werden zum Fair Value bilanziert und die damit verbundenen Fair-Value-Änderungen werden ebenso wie die Fair-Value-Änderungen der entsprechenden Verpflichtungen in der Gewinn-und-Verlust-Rechnung erfasst.

RÜCKVERSICHERUNGSGESCHÄFT

Sowohl die im Rahmen der Rückversicherung abgegebenen Beiträge als auch die in diesem Zusammenhang empfangenen Eingänge für erbrachte Versicherungsleistungen werden von den Beiträgen respektive Aufwendungen im Versicherungsgeschäft abgezogen. Vermögenswerte und Verbindlichkeiten im Zusammenhang mit Rückversicherungsverträgen werden hingegen brutto ausgewiesen. An Rückversicherer abgetretene Teile der Versicherungsrückstellungen werden konsistent mit dem rückversicherten Risiko geschätzt. Ebenso werden die im Zusammenhang mit Rückversicherungsvereinbarungen stehenden Erträge und Aufwendungen im Einklang mit dem zugrunde liegenden Risiko des rückversicherten Geschäfts erfasst.

ERSTMALS ANGEWENDETE RECHNUNGSLEGUNGSVORSCHRIFTEN

IFRS 7

Im August 2005 veröffentlichte der IASB den IFRS 7, „Financial Instruments: Disclosures" („IFRS 7"). Dieser Standard ersetzt IAS 30, „Disclosures in the Financial Statements of Banks and Similar Financial Institutions", und die Offenlegungsvorschriften der bisherigen Fassung von IAS 32, „Financial Instruments: Disclosure and Presentation". IFRS 7 verlangt Angaben über die Bedeutung von Finanzinstrumenten für die Vermögens- und Ertragslage eines Unternehmens, qualitative und quantitative Angaben über die mit Finanzinstrumenten verbundenen Kredit-, Liquiditäts- und Marktrisiken sowie über die Art und Weise der Steuerung dieser Risiken. IFRS 7 tritt für Geschäftsjahre in Kraft, die am oder nach dem 1. Januar 2007 beginnen. Die Erstanwendung von IFRS 7 hatte – abgesehen von der Erweiterung der Anhangangaben – keine Auswirkungen auf den Konzernabschluss.

IAS 1

Darüber hinaus veröffentlichte der IASB im August 2005 eine Änderung zu IAS 1, „Presentation of Financial Statements: Capital Disclosures" („IAS 1"). IAS 1 verlangt Angaben zum Eigenkapital eines Unternehmens und dessen Steuerung. Diese Änderungen treten ebenfalls für Geschäftsjahre in Kraft, die am oder nach dem 1. Januar 2007 beginnen. Die Erstanwendung von IAS 1 hatte – abgesehen von der Erweiterung der Anhangangaben – keine Auswirkungen auf den Konzernabschluss.

IFRS 8

Im November 2006 veröffentlichte der IASB den IFRS 8, „Operating Segments" („IFRS 8"), der die Anforderungen an die Berichterstattung über die Finanzergebnisse der Geschäftssegmente einer Gesellschaft definiert. IFRS 8 löst IAS 14, „Segment Reporting", ab. Er folgt dem sogenannten „Management Approach", dem zufolge als Basis zur Bestimmung der operativen Segmente interne Berichte zugrunde zu legen sind, die der sogenannte „Chief Operating Decision Maker" regelmäßig verwendet, um Entscheidungen über die Zuteilung von Ressourcen zu einem Segment zu treffen sowie dessen Performance zu beurteilen. IFRS 8 tritt für Geschäftsjahre in Kraft, die am oder nach dem 1. Januar 2009 beginnen. Eine vorzeitige Anwendung ist jedoch zulässig. IFRS 8 wird seit dem 1. Januar 2007 angewandt. Daher wurden die in der Konzernbilanz für das Geschäftsjahr 2006 enthaltenen Vergleichsinformationen über die operativen Segmente gemäß den Anforderungen von IFRS 8 dargestellt.

NEUE RECHNUNGSLEGUNGSVORSCHRIFTEN

IFRIC 14

Im Juli 2007 veröffentlichte das International Financial Reporting Interpretations Committee („IFRIC") die Interpretation IFRIC 14, „IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" („IFRIC 14"). IFRIC 14 enthält allgemeine Leitlinien zur Bestimmung der Obergrenze des Überschussbetrags eines Pensionsfonds, der nach IAS 19, „Employee Benefits", als Vermögenswert erfasst werden kann. Die Interpretation beschreibt ebenfalls, wie sich eine gesetzliche oder vertragliche Mindestfinanzierungsvorschrift auf die Vermögenswerte oder Verbindlichkeiten eines Pensionsplans auswirken kann. Nach IFRIC 14 hat der Arbeitgeber keine weitere Verbindlichkeit anzusetzen, es sei denn, die nach den Mindestfinanzierungsvorschriften zu zahlenden Beiträge können nicht an die Gesellschaft zurückerstattet werden. IFRIC 14 tritt für die Geschäftsjahre in Kraft, die am oder nach dem 1. Januar 2008 beginnen. Eine vorzeitige Anwendung ist zulässig. IFRIC 14 ist seitens des IASB verabschiedet worden, bedarf aber noch der Übernahme in europäisches Recht durch die EU. Der Konzern prüft gegenwärtig die möglichen Auswirkungen der Erstanwendung von IFRIC 14 auf den Konzernabschluss.

IFRS 3 UND IAS 27

Im Januar 2008 veröffentlichte der IASB eine überarbeitete Fassung von IFRS 3, „Business Combinations" („IFRS 3 R"), und eine geänderte Fassung von IAS 27, „Consolidated and Separate Financial Statements" („IAS 27 R"). Während in IFRS 3 R die Anwendung der Erwerbsmethode auf Unternehmenszusammenschlüsse weiterentwickelt wird, enthält IAS 27 R geänderte Vorschriften zur bilanziellen Darstellung von Minderheitsanteilen sowie zur Bilanzierung im Fall eines Verlusts des beherrschenden Einflusses auf eine Tochtergesellschaft. IFRS 3 R sieht für das erwerbende Unternehmen ein im Rahmen jedes Unternehmenszusammenschlusses auszuübendes Wahlrecht vor, die Minderheitsanteile entweder zum Fair Value im Erwerbszeitpunkt oder zum Fair Value der anteiligen identifizierbaren Vermögenswerte und Verbindlichkeiten des erworbenen Unternehmens zu bewerten. Im Fall eines sukzessiven Unternehmenserwerbs werden die identifizierbaren Vermögenswerte und Verbindlichkeiten des erworbenen Unternehmens zu dem Zeitpunkt zum Fair Value bewertet, an dem der Erwerber einen beherrschenden

Einfluss erlangt. Ein Gewinn oder Verlust wird in Höhe der Differenz zwischen dem Fair Value der bisher gehaltenen Anteile am erworbenen Unternehmen und dessen Buchwert ergebniswirksam erfasst. Ferner verlangt IAS 27 R die erfolgsneutrale Erfassung der Effekte aller Transaktionen mit den Eigentümern von Minderheitsanteilen im Eigenkapital, wenn sich das Beherrschungsverhältnis nicht ändert. Führen Transaktionen hingegen zu einem Verlust der Beherrschungsmöglichkeit, ist der daraus resultierende Gewinn oder Verlust ergebniswirksam zu erfassen. Der Gewinn oder Verlust beinhaltet auch Effekte aufgrund einer Neubewertung der zurückbehaltenen Beteiligungsanteile zum Fair Value. Darüber hinaus legt IFRS 3 R fest, dass alle im Rahmen eines Unternehmenszusammenschlusses übertragenen Gegenleistungen, einschließlich bedingter Gegenleistungen, im Erwerbszeitpunkt zum Fair Value bewertet und ausgewiesen werden. Transaktionskosten, die dem erwerbenden Unternehmen im Zusammenhang mit dem Unternehmenszusammenschluss entstehen, werden nicht als Bestandteil der Anschaffungskosten der Transaktion, sondern als Aufwand erfasst. Dies gilt nicht, wenn sie im Zusammenhang mit der Emission von Schuldtiteln oder Aktien stehen. In diesem Fall werden sie gemäß IAS 39, „Financial Instruments: Recognition and Measurement", bilanziert. IFRS 3 R und IAS 27 R treten für Unternehmenszusammenschlüsse in den Geschäftsjahren in Kraft, die an oder nach dem 1. Juli 2009 beginnen. Eine vorzeitige Anwendung ist zulässig, sofern beide Standards gleichzeitig angewandt werden. IFRS 3 R und IAS 27 R sind seitens des IASB verabschiedet worden, bedürfen aber noch der Übernahme in europäisches Recht durch die EU. Der Konzern prüft gegenwärtig die möglichen Auswirkungen der Umsetzung von IFRS 3 R und IAS 27 R auf den Konzernabschluss.

IAS 32 UND IAS 1

Im Februar 2008 veröffentlichte der IASB Änderungen zu IAS 32, „Financial Instruments: Presentation", und IAS 1, „Presentation of Financial Statements": „Puttable Financial Instruments and Obligations Arising on Liquidation". Die geänderten Vorschriften sehen unter bestimmten Bedingungen eine Klassifizierung von zum Fair Value kündbaren Finanzinstrumenten und von Verpflichtungen, die lediglich im Liquidationsfall entstehen, als Eigenkapital vor. Sie treten für die Geschäftsjahre in Kraft, die am oder nach dem 1. Januar 2009 beginnen. Eine vorzeitige Anwendung ist zulässig. Die Änderungen sind seitens des IASB verabschiedet worden, bedürfen aber noch der Übernahme in europäisches Recht durch die EU. Der Konzern prüft gegenwärtig die möglichen Auswirkungen der Anwendung dieser Änderungen auf den Konzernabschluss.

[2] SEGMENTBERICHTERSTATTUNG

Die nachfolgenden Segmentinformationen basieren auf IFRS 8, „Operating Segments", der die Anforderungen an die Berichterstattung über die Finanzergebnisse der Geschäftssegmente einer Gesellschaft definiert. Er folgt dem sogenannten „Management Approach", der verlangt, die Segmentinformationen auf Basis der internen Berichterstattung so darzustellen, wie sie vom sogenannten „Chief Operating Decision Maker" regelmäßig zur Entscheidung über die Zuteilung von Ressourcen zu den Segmenten und zur Beurteilung ihrer Performance herangezogen werden.

SEGMENTE
Der Konzern hat die Segmente auf Basis der Organisationsstruktur in der internen Managementberichterstattung identifiziert.

Die Deutsche Bank ist in drei Konzernbereiche gegliedert, die weiter in Unternehmensbereiche untergliedert sind. Zum 31. Dezember 2007 bestanden folgende Konzern- und Unternehmensbereiche:

Der Konzernbereich CORPORATE AND INVESTMENT BANK (CIB) beinhaltet die Corporate-Banking- und Wertpapieraktivitäten (einschließlich Handel mit und Vertrieb von Kapitalmarktprodukten und Corporate-Finance-Aktivitäten) sowie die Transaction-Banking-Aktivitäten des Konzerns. CIB betreut Firmen- und institutionelle Kunden von mittelständischen Firmen bis zu multinationalen Unternehmen einschließlich Banken und staatlicher Organisationen. Diese Aktivitäten werden im Konzernbereich CIB in den globalen Unternehmensbereichen Corporate Banking & Securities (CB&S) und Global Transaction Banking (GTB) gesteuert.

- CB&S besteht aus den Geschäftsbereichen Global Markets und Corporate Finance. Diese Bereiche bieten Finanzprodukte weltweit an, angefangen bei der Emission von Aktien und festverzinslichen Wertpapieren bis hin zur Erarbeitung maßgeschneiderter, strukturierter Lösungen für komplexe Finanzierungsbedürfnisse.
- GTB bietet seinen Kunden weltweit in erster Linie die Beschaffung, den Transfer, die Verwahrung und die Kontrolle von Vermögenswerten an. In diesem Zusammenhang stellt der Bereich Unternehmen, Finanzinstituten sowie Staaten (einschließlich deren Institutionen) Bearbeitungs- und Treuhandleistungen zur Verfügung.

Im Konzernbereich PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM) sind die Aktivitäten des Konzerns im Asset Management, im Private Wealth Management sowie im Privat- und Geschäftskundenbereich zusammengefasst. Diese Aktivitäten werden innerhalb von PCAM in zwei globalen Unternehmensbereichen – Asset and Wealth Management (AWM) und Private & Business Clients (PBC) – gesteuert.

- AWM besteht aus den Geschäftsbereichen Asset Management (AM), der das Vermögen institutioneller Kunden verwaltet und Investmentfonds und andere Anlageprodukte anbietet, und Private Wealth Management (PWM), der für die Betreuung anspruchsvoller vermögender Privatkunden und ihrer Familien sowie ausgewählter institutioneller Kunden zuständig ist.
- PBC stellt Privatkunden und vermögenden Kunden sowie kleineren Firmenkunden die gesamte Produktpalette des Privatkundengeschäfts bereit.

Der Konzernbereich CORPORATE INVESTMENTS (CI) steuert bestimmte Alternative Assets der Bank sowie andere Fremd- und Eigenkapitalanlagen.

Änderungen in der Struktur der Segmente können aus veränderten Managementverantwortlichkeiten, wofür die Vorperioden der aktuellen Darstellung angepasst werden, sowie aus Akquisitionen oder Desinvestitionen resultieren.

Im ersten Quartal 2007 veränderte sich die Managementverantwortlichkeit für bestimmte Aufgaben im Transaktionsmanagement, die organisatorisch auf den Geschäftsbereich Global Markets in CIB ausgerichtet wurden und diesem zur Handelsunterstützung dienen. Die folgenden Akquisitionen und Desinvestitionen hatten wesentlichen Einfluss auf die Segmentergebnisse:

- Im Oktober 2007 erwarb der Konzern die Abbey Life Assurance Company Limited, eine Gesellschaft in Großbritannien die im Wesentlichen fondsgebundene Lebensversicherungen, Pensionsversicherungs- und Rentenpolicen hält. Das erworbene Geschäft wurde in den Unternehmensbereich CB&S integriert.
- Im Juli 2007 schloss AM den Verkauf seines lokalen Publikumsfondsgeschäfts in Italien ab und ging eine langfristige Vertriebspartnerschaft mit Anima S.G.R.p.A. ein. Das Geschäft war Bestandteil des Unternehmensbereichs AWM.
- Im Juli 2007 erwarb RREEF Private Equity einen wesentlichen Anteil an Aldus Equity, einer Alternative-Asset-Management- und Beratungsgesellschaft, die auf die Strukturierung von Private Equity Investments für institutionelle und wohlhabende Kunden spezialisiert ist. Das erworbene Geschäft wurde dem Unternehmensbereich AWM zugeordnet.
- Im Juli 2007 gab der Konzern den Abschluss der Akquisition des grenzüberschreitenden Custodygeschäfts für institutionelle Kunden der Türkiye Garanti Bankasi A.S. bekannt. Es wird erwartet, dass der Kundentransfer im April 2008 abgeschlossen ist. Das Geschäft wird in den Unternehmensbereich GTB einbezogen.
- Im Juli 2007 schloss RREEF Infrastructure die Akquisition von Maher Terminals LLC ab, eines privaten Betreibers von Containerterminals in Nordamerika. Durch diesen Kauf soll das Gründungsvermögen für den North America Infrastructure Fund bereitgestellt werden, das dem Unternehmensbereich AWM zuzurechnen ist. Mit Wirkung vom 9. Oktober 2007 wurde die Gesellschaft entkonsolidiert, nachdem Teile, wie vorgesehen, in den Fonds eingebracht worden waren.
- Im Juni 2007 schloss der Konzern den Verkauf des australischen Asset-Management-Operation-Geschäfts an Aberdeen Asset Management ab. Das Geschäft war dem Unternehmensbereich AWM zugeordnet.
- Im April 2007 vereinbarte AM mit den anderen Anteilseignern von Harvest Fund Management, einer Publikumsfondsgesellschaft in China, seinen Anteil auf 30 % zu erhöhen. Diese Beteiligung wird im Unternehmensbereich AWM gehalten.
- Im Januar 2007 verkaufte der Konzern die zweite Tranche (41 %) der italienischen Processingaktivitäten von BankAmericard an das Zentralinstitut der italienischen Volksbanken, das „Istituto Centrale delle Banche Popolari Italiane" („ICBPI"). Dieses Geschäft war Bestandteil des Unternehmensbereichs PBC.
- Im Januar 2007 schloss der Konzern die Akquisition von MortgageIT Holdings, Inc., einem auf Wohnimmobilien spezialisierten Real Estate Investment Trust („REIT") in den Vereinigten Staaten, ab. Das Geschäft wurde in den Unternehmensbereich CB&S einbezogen.
- Im Januar 2007 schloss der Konzern den Erwerb der Berliner Bank ab, die in den Unternehmensbereich PBC integriert wurde. Diese Akquisition erweitert den Marktanteil des Konzerns im Privatkundensektor der deutschen Hauptstadt.

- Im November 2006 erwarb der Konzern die norisbank vom DZ Bank-Konzern, die dem Unternehmensbereich PBC zugeordnet wurde.
- Im Oktober 2006 gab der Konzern die Übernahme der britischen Vermögensverwaltungsgesellschaft Tilney Group Limited bekannt. Diese Transaktion wurde im Dezember 2006 abgeschlossen. Die Übernahme ist ein wichtiges Element der PWM-Strategie, die Präsenz in spezifischen Kernmärkten (Onshore) auszubauen sowie die Geschäftsaktivitäten in verschiedenen Kundensegmenten, einschließlich unabhängiger Vermögensverwalter, auszuweiten.
- Im Oktober 2006 hat der Konzern 49 % von BankAmericard an ICBPI verkauft.
- Im Juli 2006 wurde die Deutsche Wohnen AG nach der Beendigung des Beherrschungsvertrags mit der DB Real Estate Management GmbH entkonsolidiert. Die Deutsche Wohnen AG ist eine Immobilieninvestmentgesellschaft und war dem Unternehmensbereich AWM zugeordnet.
- Im Mai 2006 hat der Konzern den Erwerb des Depository-and-Clearing-Centre-Geschäfts in Großbritannien von der JPMorgan Chase & Co. abgeschlossen. Diese Geschäftsaktivität wurde in den Unternehmensbereich GTB integriert.
- Im Februar 2006 hat der Konzern den Erwerb der restlichen 60 % an der United Financial Group („UFG"), einer Investmentbank in Russland, abgeschlossen. Diese Geschäftsaktivität wurde in den Unternehmensbereich CB&S einbezogen.
- Im ersten Quartal 2006 schloss der Konzern den Verkauf der EUROHYPO AG an die Commerzbank AG ab, deren Geschäftsaktivitäten dem Konzernbereich CI zugeordnet waren.

BEMESSUNG VON SEGMENTGEWINNEN ODER -VERLUSTEN

Wie beschrieben zeigt die Segmentberichterstattung nach IFRS 8 die Segmentergebnisse auf Basis der Managementberichterstattung, ergänzt um eine Überleitung der Segmentergebnisse auf den Konzernabschluss. Erforderliche Anpassungen im Rahmen dieser Überleitung werden in der Sektion „Consolidation & Adjustments" berichtet. Die dargestellten Segmentinformationen basieren auf der internen Managementberichterstattung von Segmentgewinnen oder -verlusten, Aktiva und anderen Informationen, welche dem „Chief Operating Decision Maker" regelmäßig berichtet werden.

Die Managementberichterstattung bei der Deutschen Bank beruht grundsätzlich auf IFRS. In einigen Ausnahmefällen werden für die interne Managementberichterstattung Bilanzierungsmethoden angewandt, die nicht IFRS-konform sind und zu Bewertungs- und Ausweisunterschieden führen. Die größten Bewertungsunterschiede stehen im Zusammenhang mit Positionen, die in der Managementberichterstattung zum Fair Value (Mark-to-market) ausgewiesen und im Konzernabschluss nach IFRS abgegrenzt werden (zum Beispiel bestimmte Finanzinstrumente in den Treasurybüchern von CB&S und PBC). Ein weiterer Bewertungsunterschied ergibt sich aufgrund der erfolgswirksamen Erfassung von Handelsergebnissen aus Eigenen Aktien in der Managementberichterstattung (hauptsächlich in CB&S), wohingegen unter IFRS eine erfolgsneutrale Berücksichtigung im Eigenkapital erfolgt. Ausweisunterschiede bestehen im Wesentlichen bei der Behandlung der Minderheitsanteile. Diese werden im Ergebnis vor Steuern der Segmente berücksichtigt, während sie für den Konzernabschluss über Consolidation & Adjustments in das den Minderheitsanteilen zurechenbare Konzernergebnis umgegliedert werden.

Ergebnisse aus Transaktionen zwischen den Segmenten werden auf der Grundlage gegenseitiger Vereinbarungen zugeordnet. Interne Serviceanbieter (einschließlich des Corporate Center), die nicht als Profit Center geführt werden, weisen ihre zinsunabhängigen Aufwendungen den jeweiligen Serviceempfängern zu. Die Allokationskriterien beruhen in der Regel auf Vereinbarungen zwischen den beteiligten Bereichen und werden auf der Basis „Menge x Preis", „auf Festpreisbasis" oder „zu vereinbarten Prozentsätzen" ermittelt. Da der Konzern in den operativen Einheiten unterschiedliche Geschäftsaktivitäten integriert hat, unterliegt die Zuordnung der Erträge und Aufwendungen zu den Unternehmensbereichen bestimmten Annahmen und Schätzungen.

Die Managementberichtssysteme folgen der Marktzinsmethode, nach welcher der externe Zinsüberschuss des Konzerns kalkulatorisch den Unternehmensbereichen zugeordnet wird. Eine solche Zuordnung unterstellt, dass sämtliche Positionen über den Geld- und Kapitalmarkt refinanziert beziehungsweise angelegt werden. Um eine Vergleichbarkeit der Unternehmensbereiche mit Wettbewerbern zu ermöglichen, die rechtlich selbstständige Einheiten mit zugehöriger Eigenkapitalfinanzierung sind, wird daher der Zinsnutzen auf das konsolidierte Eigenkapital des Konzerns im Verhältnis zu dem jeweils zugeordneten durchschnittlichen Active Equity den Geschäftsbereichen anteilig zugerechnet.

Das Management nutzt bestimmte Messgrößen für das Kapital und darauf bezogene Kennziffern im Rahmen des internen Managementberichtssystems, weil es der Überzeugung ist, dass damit die Darstellung der finanziellen Performance der Segmente transparenter und aussagekräftiger ist. Durch die Veröffentlichung dieser Messgrößen erhalten Investoren und Analysten einen tieferen Einblick in die Steuerung der Geschäftsaktivitäten des Konzerns. Des Weiteren dienen sie dem besseren Verständnis der Ergebnisse. Diese Messgrößen beinhalten:

— DURCHSCHNITTLICHES ACTIVE EQUITY: Der Konzern berechnet das Active Equity, um besser mit seinen Konkurrenten vergleichbar zu sein, und legt dieses der Berechnung verschiedener Kennziffern zugrunde. Allerdings stellt das Active Equity keine Messgröße nach IFRS dar. Bei einem Vergleich der Kennzahlen des Konzerns, die auf dem Active Equity basieren, mit den Kennzahlen anderer Unternehmen sollten stets auch Abweichungen bei der Berechnung dieser Kennzahlen berücksichtigt werden. Zu den Positionen, um die das durchschnittliche den Deutsche Bank Aktionären zurechenbare Eigenkapital bereinigt wird, gehören die unrealisierten Gewinne aus zur Veräußerung verfügbaren Vermögenswerten und die Fair-Value-Anpassungen von Cash Flow Hedges (beide Bestandteile nach darauf entfallenden Steuern und im Durchschnitt). Ebenso zu bereinigen ist die durchschnittliche Dividendenzahlung, für die jedes Quartal eine Abgrenzung vorgenommen wird und die nach Zustimmung der Hauptversammlung einmal jährlich ausgezahlt wird. Die Allokation des durchschnittlichen Active Equity des Konzerns auf die Segmente und „Consolidation & Adjustments" erfolgt im Verhältnis ihrer ökonomischen Risiken, die sich aus dem Ökonomischen Kapital, Goodwill und anderen nicht abzuschreibenden immateriellen Vermögenswerten zusammensetzen. Der zuzurechnende Gesamtbetrag entspricht dem höheren Wert von ökonomischem Risiko und aufsichtsrechtlichem Kapitalbedarf des Konzerns. Letzterer leitet sich aus einer BIZ-Kernkapitalquote (Tier-1) von 8,5 % ab, die den Mittelwert unseres Zielkorridors von 8,0 % bis 9,0 % darstellt. Überschreitet das durchschnittliche Active Equity des Konzerns den zuzurechnenden Gesamtbetrag, so wird der Mehrbetrag „Consolidation & Adjustments" zugeordnet.
— EIGENKAPITALRENDITE IN % BASIEREND AUF DEM DURCHSCHNITTLICHEN ACTIVE EQUITY ist definiert als der prozentuale Anteil des Ergebnisses vor Steuern ohne Minderheitsanteile am durchschnittlichen Active Equity. Beim Vergleich dieser auf der Basis des durchschnittlichen Active Equity ermittelten Renditen mit denen anderer Unternehmen sind die unterschiedlichen Berechnungsweisen der jeweiligen Kennzahlen zu berücksichtigen.

SEGMENTERGEBNISSE

Die nachstehenden Tabellen enthalten Informationen zu den Segmentergebnissen, einschließlich der Überleitung auf den Konzernabschluss nach IFRS, für die Geschäftsjahre 2007 und 2006.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments[5]	Management Reporting insgesamt
in Mio € (außer Prozentangaben)	Corporate Banking & Securities	Global Transaction Banking	Insgesamt	Asset and Wealth Management	Private & Business Clients	Insgesamt		
Erträge insgesamt[1]	**16.507**	**2.585**	**19.092**	**4.374**	**5.755**	**10.129**	**1.517**	**30.738**
Risikovorsorge im Kreditgeschäft	**102**	**7**	**109**	**1**	**501**	**501**	**3**	**613**
Zinsunabhängige Aufwendungen	**12.169**	**1.633**	**13.802**	**3.453**	**4.108**	**7.561**	**220**	**21.583**
davon/darin:								
Abschreibungen und Amortisation	50	8	58	20	82	102	17	177
Abfindungszahlungen	100	7	107	28	27	55	–	162
Aufwendungen im Versicherungsgeschäft	116	–	116	73	–	73	–	188
Wertminderung auf immaterielle Vermögenswerte	–	–	–	74	–	74	54	128
Restrukturierungsaufwand	– 4	– 1	– 4	– 8	– 1	– 9	–	– 13
Minderheitsanteile	**34**	**–**	**34**	**7**	**–**	**8**	**– 5**	**37**
Ergebnis vor Steuern	**4.201**	**945**	**5.147**	**913**	**1.146**	**2.059**	**1.299**	**8.505**
Aufwand-Ertrag-Relation in %	74	63	72	79	71	75	15	70
Aktiva[2, 3]	1.881.638	32.083	1.895.756	39.081	117.533	156.391	13.002	2.011.654
Investitionen in langlebige Aktiva	351	87	438	2	62	65	–	503
Risikogewichtete Positionen (BIZ-Risikopositionen)	218.663	18.363	237.026	15.864	69.722	85.586	4.891	327.503
Durchschnittliches Active Equity[4]	19.619	1.095	20.714	5.109	3.430	8.539	473	29.725
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) in %	21	86	25	18	33	24	N/A	29
1 beinhaltet:								
Zinsüberschuss	4.362	1.106	5.467	165	3.083	3.248	– 5	8.710
Erträge mit externen Kunden	16.691	2.498	19.189	4.615	5.408	10.023	1.492	30.703
Intersegmenterträge	– 184	87	– 97	– 241	347	106	25	34
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	51	2	52	114	2	116	184	352
2 beinhaltet:								
Nach der Equity Methode bilanzierte Beteiligungen	2.430	39	2.469	560	45	605	221	3.295

N/A – nicht aussagefähig

3 Die Summe der Unternehmensbereiche entspricht aufgrund von Konsolidierungstatbeständen zwischen den Unternehmensbereichen nicht notwendigerweise dem korrespondierenden Konzernbereich. Dies gilt auch für die Summe der Konzernbereiche im Vergleich zum Management Reporting insgesamt.

4 Zu Zwecken der Managementberichterstattung werden Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer explizit den jeweiligen Unternehmensbereichen zugewiesen. Das durchschnittliche Active Equity des Konzerns wird den Segmenten sowie Consolidation & Adjustments anteilig gemäß ihrem ökonomischen Risikoprofil zugewiesen, welches das Ökonomische Kapital, Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer beinhaltet.

5 Die Erträge von CI beinhalten Gewinne aus dem Verkauf von Industriebeteilungen in Höhe von 626 Mio € (Fiat S.p.A., Linde AG und Allianz SE), ein Ergebnis von nach der Equity Methode bilanzierten Beteiligungen (Deutsche Interhotel Holding GmbH & Co. KG) von 178 Mio € und einen Veräußerungsgewinn von 313 Mio € aus Immobilien (Sale-und-Leaseback-Transaktion für unsere Immobilie 60 Wall Street; nach konzerninternen Provisionszahlungen).

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments[5]	Manage-ment Reporting insgesamt
in Mio € (außer Prozentangaben)	Corporate Banking & Securities	Global Trans-action Banking	Insgesamt	Asset and Wealth Manage-ment	Private & Business Clients	Insgesamt		
Erträge insgesamt[1]	**16.574**	**2.228**	**18.802**	**4.166**	**5.149**	**9.315**	**574**	**28.691**
Risikovorsorge im Kreditgeschäft	**– 65**	**– 29**	**– 94**	**– 1**	**391**	**391**	**2**	**298**
Zinsunabhängige Aufwendungen	**11.236**	**1.552**	**12.789**	**3.284**	**3.717**	**7.000**	**214**	**20.003**
davon/darin:								
Abschreibungen und Amortisation	57	25	82	33	84	117	17	216
Abfindungszahlungen	97	3	99	12	10	22	–	121
Aufwendungen im Versicherungsgeschäft	–	–	–	63	–	63	–	63
Wertminderung auf immaterielle Vermögenswerte	–	–	–	–	–	–	31	31
Restrukturierungsaufwand	77	22	99	43	49	91	1	192
Minderheitsanteile	**23**	**–**	**23**	**– 11**	**–**	**– 11**	**– 3**	**10**
Ergebnis vor Steuern	**5.379**	**705**	**6.084**	**894**	**1.041**	**1.935**	**361**	**8.380**
Aufwand-Ertrag-Relation in %	68	70	68	79	72	75	37	70
Aktiva[2,3]	1.459.190	25.646	1.468.321	35.922	94.760	130.642	17.783	1.576.714
Investitionen in langlebige Aktiva	573	2	575	5	383	388	–	963
Risikogewichtete Positionen (BIZ-Risikopositionen)	177.651	14.240	191.891	12.335	63.900	76.234	5.395	273.520
Durchschnittliches Active Equity[4]	16.041	1.064	17.105	4.917	2.289	7.206	1.057	25.368
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) in %	34	66	36	18	45	27	34	33
1 beinhaltet:								
Zinsüberschuss	3.097	890	3.987	162	2.767	2.928	1	6.916
Erträge mit externen Kunden	16.894	2.060	18.954	4.435	4.724	9.159	543	28.656
Intersegmenterträge	– 320	168	– 152	– 269	425	156	31	35
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	72	1	74	142	3	145	197	416
2 beinhaltet:								
Nach der Equity Methode bilanzierte Beteiligungen	1.624	38	1.662	588	8	596	207	2.465

3 Die Summe der Unternehmensbereiche entspricht aufgrund von Konsolidierungstatbeständen zwischen den Unternehmensbereichen nicht notwendigerweise dem korrespondierenden Konzernbereich. Dies gilt auch für die Summe der Konzernbereiche im Vergleich zum Management Reporting insgesamt.

4 Zu Zwecken der Managementberichterstattung werden Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer explizit den jeweiligen Unternehmensbereichen zugewiesen. Das durchschnittliche Active Equity des Konzerns wird den Segmenten sowie Consolidation & Adjustments anteilig gemäß ihrem ökonomischen Risikoprofil zugewiesen, welches das Ökonomische Kapital, Goodwill und sonstige immaterielle Vermögenswerte mit unbestimmter Nutzungsdauer beinhaltet.

5 Die Erträge von CI beinhalten einen Gewinn aus dem Verkauf unserer restlichen Beteiligung an der EUROHYPO AG von 131 Mio € und einen Gewinn von 92 Mio € aus dem Verkauf von Industriebeteiligungen (Linde AG).

ÜBERLEITUNG DER SEGMENTERGEBNISSE AUF DEN KONZERNABSCHLUSS NACH IFRS

In der nachstehenden Tabelle werden die auf Basis der Managementberichtssysteme ermittelten Segmentergebnisse und -aktiva auf den nach IFRS erstellten Konzernabschluss für die Geschäftsjahre 2007 und 2006 übergeleitet.

			2007			2006
in Mio €	Management Reporting insgesamt	Consolidation & Adjustments	Konzern insgesamt	Management Reporting insgesamt	Consolidation & Adjustments	Konzern insgesamt
Erträge insgesamt[1]	30.738	7	30.745	28.691	– 197	28.494
Risikovorsorge im Kreditgeschäft	613	– 1	612	298	– 0	298
Zinsunabhängige Aufwendungen	21.583	– 200	21.384	20.003	– 147	19.857
Minderheitsanteile	37	– 37	–	10	– 10	–
Ergebnis vor Steuern	**8.505**	**244**	**8.749**	**8.380**	**– 41**	**8.339**
Aktiva	2.011.654	8.695	2.020.349	1.576.714	7.779	1.584.493
Risikogewichtete Positionen (BIZ-Risikopositionen)	327.503	1.315	328.818	273.520	1.939	275.459
Durchschnittliches Active Equity	29.725	121	29.846	25.368	100	25.468

1 Zinsüberschuss und zinsunabhängige Erträge.

Im Geschäftsjahr 2007 belief sich das Ergebnis vor Steuern in Consolidation & Adjustments auf 244 Mio €. Darin enthalten waren Corporate Items in Höhe von 279 Mio € und negative Anpassungen von 35 Mio € aus Bewertungsunterschieden zwischen den für die Managementberichterstattung angewandten Bilanzierungsmethoden und den Rechnungslegungsstandards nach IFRS. Die zinsunabhängigen Aufwendungen enthielten positive Effekte hauptsächlich wegen einer mit der Steuerverwaltung abgestimmten verfeinerten Methode zur Erstattung von Vorsteuer für Vorjahre sowie wegen Erstattungen im Zusammenhang mit verschiedenen Rechtsverfahren. Die Anpassungen der Erträge in Consolidation & Adjustments beinhalteten im Wesentlichen folgende Sachverhalte:

- Überleitungen zu Positionen, die in den Managementberichtssystemen zum Fair Value (Mark-to-market) ausgewiesen und nach IFRS abgegrenzt wurden, verringerten die Erträge in 2007 um circa 100 Mio €.
- Handelsergebnisse aus Eigenen Aktien des Konzerns werden im Unternehmensbereich CB&S ausgewiesen. Die Eliminierung dieser Ergebnisse für den IFRS-Konzernabschluss führte unter Consolidation & Adjustments zu einem Anstieg von etwa 30 Mio € in 2007.
- Eine Verringerung im Zusammenhang mit der Eliminierung von konzerninternen Mieterträgen belief sich im Jahr 2007 auf 39 Mio €.
- Der Zinsüberschuss aufgrund von Steuererstattungen beziehungsweise -abgrenzungen für zukünftige und abgeschlossene Steuerprüfungen erhöhte sich in 2007 auf 69 Mio €.
- Die übrigen Erträge stammten aus Sachverhalten, die außerhalb der Managementverantwortlichkeit der Segmente liegen, beispielsweise Refinanzierungsaufwendungen (netto) für nicht bereichsbezogene Aktiva/Passiva und Ergebnisse aus Absicherungsgeschäften für das Kapital bestimmter Auslandstöchter.

Für 2006 wurde in Consolidation & Adjustments ein Verlust vor Steuern von 41 Mio € berichtet. Darin enthalten waren negative Anpassungen von 307 Mio € aus Bewertungsunterschieden zwischen der Managementberichterstattung und IFRS sowie Corporate Items in Höhe von 267 Mio €. Die zinsunabhängigen Aufwendungen enthielten positive Effekte hauptsächlich wegen einer Rückstellungsauflösung bezüglich grundbesitz-invest, des offenen Immobilienfonds des Konzerns in Deutschland, sowie wegen Zahlungen von Versicherungsgesellschaften zur Erstattung von Verlusten durch Betriebsunterbrechungen und sonstigen Kosten infolge der Terroranschläge vom 11. September 2001 in den USA. Die Erträge in Consolidation & Adjustments beinhalteten im Wesentlichen folgende Sachverhalte:

- Durch Überleitungen von Positionen, die in den Managementberichtssystemen zum Fair Value (Mark-to-market) ausgewiesen und nach IFRS abgegrenzt wurden, fielen die Erträge um ungefähr 210 Mio €.
- Handelsergebnisse aus Eigenen Aktien im Unternehmensbereich CB&S führten zu einer Verringerung von 100 Mio €.
- Überleitungspositionen im Zusammenhang mit der Eliminierung von konzerninternen Mieterträgen verminderten die Erträge um 40 Mio €.
- Der Zinsüberschuss stieg aufgrund von Steuererstattungen beziehungsweise -abgrenzungen für zukünftige und abgeschlossene Steuerprüfungen um 67 Mio €.
- Durch Zahlungen von Versicherungsgesellschaften zwecks Erstattung von Verlusten durch Betriebsunterbrechungen und sonstigen Kosten, die dem Konzern infolge der Terroranschläge vom 11. September 2001 in den Vereinigten Staaten entstanden waren, erhöhten sich die Erträge um 125 Mio €.
- Die übrigen Erträge resultierten aus anderen Corporate Items, die außerhalb der Managementverantwortlichkeit der Segmente liegen.

Aktiva und Risikopositionen enthalten Sachverhalte, die außerhalb der Managementverantwortlichkeit der Segmente lagen, wie zum Beispiel latente Steuern und bereichsübergreifende Abrechnungskonten.

Das durchschnittliche Active Equity unter Consolidation & Adjustments reflektiert den verbleibenden, nicht den Segmenten zugeordneten Eigenkapitalbetrag, wie in dieser Note unter dem Abschnitt „Bemessung von Segmentgewinnen oder -verlusten" beschrieben wird.

ANGABEN AUF UNTERNEHMENSEBENE

Der Konzern weist die Erträge für Produkt- und Leistungsgruppen nach Konzernbereich auf der Grundlage der Managementbilanzierungssysteme des Konzerns separat aus. Die nachstehenden Tabellen enthalten die Ertragskomponenten der Konzernbereiche CIB und PCAM für die Geschäftsjahre 2007 und 2006.

	Corporate and Investment Bank	
in Mio €	2007	2006
Sales & Trading (Equity)	4.613	4.039
Sales & Trading (Debt und sonstige Produkte)	8.407	9.016
Sales & Trading insgesamt	**13.020**	**13.055**
Emissionsgeschäft (Equity)	861	760
Emissionsgeschäft (Debt)	714	1.331
Emissionsgeschäft insgesamt	**1.575**	**2.091**
Beratung	1.089	800
Kreditgeschäft	974	946
Transaction Services	2.585	2.228
Sonstige Produkte	– 151	– 318
Insgesamt	**19.092**	**18.802**

	Private Clients and Asset Management	
in Mio €	2007	2006
Portfolio/Fund Management	3.062	3.089
Brokeragegeschäft	2.172	1.910
Kredit-/Einlagengeschäft	3.173	2.774
Zahlungsverkehr, Kontoführung und übrige Finanzdienstleistungen	979	899
Sonstige Produkte	742	643
Insgesamt	**10.129**	**9.315**

In der nachfolgenden Tabelle sind die Erträge (vor Risikovorsorge im Kreditgeschäft) nach geografischen Bereichen aufgeführt. Für CIB und PCAM erfolgt die Verteilung auf die Regionen im Wesentlichen nach dem Standort der jeweiligen Konzerngesellschaft, welche die Erträge bilanziell erfasst. Die Angaben zu CI und Consolidation & Adjustments werden nur auf globaler Ebene ausgewiesen, da die Managementverantwortlichkeit für diese Bereiche zentral wahrgenommen wird.

in Mio €	2007	2006
Deutschland:		
CIB	2.921	2.265
PCAM	5.514	4.922
Deutschland insgesamt	**8.434**	**7.187**
Europa, Mittlerer Osten und Afrika:		
CIB	7.721	6.836
PCAM	2.816	2.661
Europa, Mittlerer Osten und Afrika insgesamt[1]	**10.537**	**9.497**
Amerika (insbesondere Vereinigte Staaten):		
CIB	4.628	6.810
PCAM	1.331	1.350
Amerika insgesamt	**5.959**	**8.160**
Asien/Pazifik:		
CIB	3.823	2.891
PCAM	468	381
Asien/Pazifik insgesamt	**4.291**	**3.273**
CI	1.517	574
Consolidation & Adjustments	7	– 197
Konsolidierte Nettoerträge insgesamt[2]	**30.745**	**28.494**

1 Großbritannien trug in den Geschäftsjahren 2007 und 2006 mehr als 60 % zu diesen Erträgen bei.

2 Die konsolidierten Erträge insgesamt umfassen die Zinserträge, Zinsaufwendungen und die zinsunabhängigen Erträge insgesamt (einschließlich des Provisionsüberschusses). Das Ergebnis ist je nach Standort der bilanzierenden Geschäftsstelle den entsprechenden Ländern zugeordnet. Der Standort eines bilanzierten Geschäfts kann sich von der Hauptgeschäftsstelle beziehungsweise von sonstigen Geschäftsstellen des Kunden und den Standorten unserer Mitarbeiter, welche das Geschäft abgeschlossen beziehungsweise arrangiert haben, unterscheiden. Der Standort eines bilanzierten Geschäfts, an dem unsere Mitarbeiter, unsere Kunden und sonstige Dritte an unterschiedlichen Standorten beteiligt sind, hängt häufig von anderen Erwägungen wie beispielsweise der Art des Geschäfts sowie aufsichtsrechtlichen und abwicklungstechnischen Aspekten ab.

Anhangangaben zur Gewinn-und-Verlust-Rechnung

[3] ZINSÜBERSCHUSS

Die folgende Tabelle zeigt die Komponenten der Zinsen und ähnlichen Erträge sowie der Zinsaufwendungen.

in Mio €	2007	2006
Zinsen und ähnliche Erträge:		
Verzinsliche Einlagen bei Kreditinstituten	1.384	1.358
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	1.090	1.245
Forderungen aus Wertpapierleihen	3.784	3.551
Zum Fair Value bewertete finanzielle Vermögenswerte	45.951	39.195
Zinserträge aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	1.596	1.357
Dividendenerträge aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	200	207
Forderungen aus dem Kreditgeschäft	10.901	9.344
Sonstige	2.800	2.018
Zinsen und ähnliche Erträge insgesamt	**67.706**	**58.275**
Zinsaufwendungen:		
Verzinsliche Einlagen	17.371	14.025
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	6.869	5.788
Verbindlichkeiten aus Wertpapierleihen	996	798
Zum Fair Value bewertete finanzielle Verpflichtungen	24.020	22.631
Sonstige kurzfristige Geldaufnahmen	2.665	2.708
Langfristige Verbindlichkeiten	4.912	3.531
Hybride Kapitalinstrumente	339	267
Sonstige	1.685	1.519
Zinsaufwendungen insgesamt	**58.857**	**51.267**
Zinsüberschuss	**8.849**	**7.008**

Die Zinserträge aus wertgeminderten finanziellen Vermögenswerten beliefen sich für das Geschäftsjahr 2007 auf 57 Mio € (2006: 47 Mio €).

[4] PROVISIONSÜBERSCHUSS

Die folgende Tabelle zeigt die Komponenten des Provisionsüberschusses.

in Mio €	2007	2006
Provisionsertrag und -aufwand:		
Provisionsertrag	15.199	13.418
Provisionsaufwand	2.910	2.223
Provisionsüberschuss	**12.289**	**11.195**

in Mio €	2007	2006
Provisionsüberschuss:		
Provisionsüberschuss aus Treuhandgeschäften	3.965	3.911
Provisionsüberschuss des Wertpapiergeschäfts	5.497	4.709
Gebühren für sonstige Dienstleistungen	2.827	2.575
Provisionsüberschuss	**12.289**	**11.195**

[5] ERGEBNIS AUS ZUM FAIR VALUE BEWERTETEN FINANZIELLEN VERMÖGENSWERTEN/ VERPFLICHTUNGEN

Die folgende Tabelle zeigt die Komponenten des Ergebnisses aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen.

in Mio €	2007	2006
Handelsergebnis:		
Sales & Trading (Equity)	3.797	2.441
Sales & Trading (Debt und sonstige Produkte)	– 427	6.004
Sales & Trading insgesamt	3.370	8.445
Sonstige	548	423
Handelsergebnis insgesamt	**3.918**	**8.868**
Ergebnis aus zum Fair Value klassifizierten finanziellen Vermögenswerten/Verpflichtungen:		
Aufgliederung nach Kategorie finanzieller Vermögenswerte/Verpflichtungen:		
Forderungen/Verbindlichkeiten aus Wertpapierpensionsgeschäften	– 41	7
Forderungen/Verbindlichkeiten aus Wertpapierleihen	33	– 13
Forderungen aus dem Kreditgeschäft und Kreditzusagen	– 570	136
Einlagen	10	– 40
Langfristige Verbindlichkeiten	3.782[1]	– 47
Sonstige zum Fair Value klassifizierte finanzielle Vermögenswerte/Verpflichtungen	43	– 19
Ergebnis aus zum Fair Value klassifizierten finanziellen Vermögenswerten/Verpflichtungen insgesamt	**3.257**	**24**
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	**7.175**	**8.892**

1 Beinhaltet Gewinne in Höhe von 3,5 Mrd € aus strukturierten Verbriefungen, die im Handelsergebnis unter Sales & Trading (Debt und sonstige Produkte) aufgrund von Fair-Value-Anpassungen auf korrespondierende Instrumente ausgeglichen werden. Für weitere Informationen siehe Note [11].

[6] ZINSÜBERSCHUSS UND ERGEBNIS AUS ZUM FAIR VALUE BEWERTETEN FINANZIELLEN VERMÖGENSWERTEN/VERPFLICHTUNGEN NACH KONZERNBEREICHEN

Die Handels- und Risikomanagementaktivitäten des Konzerns schließen erhebliche Aktivitäten in Zinsinstrumenten und zugehörigen Derivaten ein. Nach IFRS werden Zinsen und ähnliche Erträge aus Handelsinstrumenten und aus zum Fair Value klassifizierten finanziellen Vermögenswerten/Verpflichtungen (beispielsweise Kupon- und Dividendenerträge) sowie Refinanzierungskosten für Handelsaktiva als Bestandteil des Zinsüberschusses ausgewiesen. Abhängig von zahlreichen Faktoren, zu denen auch Risikomanagementstrategien gehören, werden die Erträge aus unseren Handelsaktivitäten entweder unter dem Zinsüberschuss oder unter dem Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen. Diese Faktoren können von Periode zu Periode unterschiedlich gelagert sein. Um diese Entwicklung geschäftsorientiert analysieren zu können, untergliedern wir die Summe aus Zinsüberschuss und Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen nicht nach der Art der erzielten Erträge, sondern nach Konzernbereichen beziehungsweise innerhalb des Konzernbereichs Corporate and Investment Bank nach Produkten.

Die folgende Tabelle zeigt den Zinsüberschuss sowie das Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen des Konzerns nach Konzernbereichen beziehungsweise innerhalb des Konzernbereichs Corporate and Investment Bank nach Produkten.

in Mio €	2007	2006
Zinsüberschuss	8.849	7.008
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	7.175	8.892
Zinsüberschuss sowie Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen insgesamt	**16.024**	**15.900**
Aufgliederung nach Konzernbereich/CIB-Produkt:		
Sales & Trading (Equity)	3.117	2.613
Sales & Trading (Debt und sonstige Produkte)	7.483	8.130
Sales & Trading insgesamt	10.600	10.743
Kreditgeschäft[1]	499	490
Transaction Services	1.297	1.074
Übrige Produkte[2]	– 118	435
Corporate and Investment Bank insgesamt	12.278	12.743
Private Clients and Asset Management	3.529	3.071
Corporate Investments	157	3
Consolidation & Adjustments	61	83
Zinsüberschuss sowie Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen insgesamt	**16.024**	**15.900**

1 Enthält sowohl die Zinsspanne für Forderungen aus dem Kreditgeschäft als auch die Veränderungen des Fair Value von Credit Default Swaps und zum Fair Value klassifizierten Forderungen aus dem Kreditgeschäft.

2 Enthält den Zinsüberschuss und das Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen aus dem Emissions- und Beratungsgeschäft sowie sonstigen Produkten.

[7] ERGEBNIS AUS ZUR VERÄUSSERUNG VERFÜGBAREN FINANZIELLEN VERMÖGENSWERTEN

Die folgende Tabelle zeigt die Komponenten des Ergebnisses aus zur Veräußerung verfügbaren finanziellen Vermögenswerten.

in Mio €	2007	2006
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten:		
Ergebnis aus festverzinslichen Wertpapieren:	– 192	24
Gewinne/Verluste (–) aus Verkäufen	8	24
Wertminderungen	– 200	–
Wertaufholungen	–	–
Ergebnis aus nicht festverzinslichen Wertpapieren:	944	530
Gewinne/Verluste (–) aus Verkäufen	1.004	540
Wertminderungen	– 60	– 10
Ergebnis aus Forderungen aus dem Kreditgeschäft:	– 12	– 2
Gewinne/Verluste (–) aus Verkäufen	– 8	– 2
Wertminderungen	– 4	–
Wertaufholungen	–	–
Ergebnis aus sonstigem Anteilsbesitz:	53	39
Gewinne/Verluste (–) aus Verkäufen	60	50
Wertminderungen	– 7	– 11
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	**793**	**591**

[8] SONSTIGE ERTRÄGE

Die folgende Tabelle zeigt die Komponenten der sonstigen Erträge.

in Mio €	2007	2006
Sonstige Erträge:		
Ergebnis aus als Finanzinvestitionen gehaltenen Immobilien	29	43
Gewinne/Verluste (–) aus dem Verkauf von als Finanzinvestitionen gehaltenen Immobilien	8	28
Gewinne/Verluste (–) aus der Veräußerung konsolidierter Tochtergesellschaften	321	52
Gewinne/Verluste (–) aus der Veräußerung von Forderungen aus dem Kreditgeschäft	44	80
Beiträge im Versicherungsgeschäft[1]	134	47
Übrige sonstige Erträge[2]	750	139
Sonstige Erträge insgesamt	**1.286**	**389**

1 Versicherungsprämien abzüglich an Rückversicherer gezahlter Prämien.

2 Die 2007 ausgewiesenen übrigen sonstigen Erträge enthielten einen Gewinn von 317 Mio € im Zusammenhang mit der Sale-und-Leaseback-Transaktion für unsere Immobilie 60 Wall Street in New York und 148 Mio € sonstige Erträge aus konsolidierten Investments. Die 2006 ausgewiesenen übrigen sonstigen Erträge beinhalteten die Erstattung von 125 Mio € aus Versicherungsansprüchen in Bezug auf Verluste aus Betriebsunterbrechungen sowie von Kosten, die uns infolge der Terroranschläge in den Vereinigten Staaten am 11. September 2001 entstanden waren.

[9] SACHAUFWAND UND SONSTIGER AUFWAND

Die folgende Tabelle zeigt die Komponenten des Sachaufwands und sonstigen Aufwands.

in Mio €	2007	2006
Sachaufwand und sonstiger Aufwand:		
EDV-Aufwendungen	1.867	1.585
Mieten und Aufwendungen für Gebäude, Betriebs- und Geschäftsausstattung	1.347	1.198
Aufwendungen für Beratungsleistungen	1.257	1.203
Kommunikation und Datenadministration	680	634
Aufwendungen für Reisen und Repräsentation	539	503
Zahlungsverkehr-, Abwicklungs- und Depotdienstleistungen	437	431
Marketingaufwendungen	411	365
Sonstige Aufwendungen	1.416	1.150
Sachaufwand und sonstiger Aufwand insgesamt	**7.954**	**7.069**

Die sonstigen Aufwendungen beinhalten unter anderem Kosten im Zusammenhang mit regulatorischen Anforderungen, Steuern und Versicherungen, operative Verluste sowie sonstige mitarbeiterbezogene Aufwendungen (zum Beispiel für Weiterbildung, Betriebskantine und andere). Der Anstieg der sonstigen Aufwendungen resultierte hauptsächlich aus Kosten im Zusammenhang mit Akquisitionen und bestimmten konsolidierten Investments.

[10] ERGEBNIS JE AKTIE

Das Ergebnis je Aktie wird mittels Division des den Deutsche Bank Aktionären zurechenbaren Konzernergebnisses durch die durchschnittliche Anzahl der im Berichtsjahr ausstehenden Stammaktien ermittelt. Die durchschnittliche Anzahl der ausstehenden Stammaktien ergibt sich aus dem Durchschnitt der ausgegebenen Stammaktien, vermindert um die durchschnittliche Anzahl an Aktien im Eigenbestand und um die durchschnittliche Anzahl an Aktien, die über Terminkäufe erworben werden, welche durch Lieferung in Aktien erfüllt werden, und zuzüglich noch nicht zugeteilter unverfallbarer Aktien aus aktienbasierten Vergütungsplänen.

Dem verwässerten Ergebnis je Aktie liegt die Annahme der Wandlung ausstehender Wertpapiere in Stammaktien oder die Ausübung sonstiger Kontrakte zur Emission von Stammaktien wie Aktienoptionen, wandelbaren Schuldtiteln, noch nicht unverfallbaren Aktienrechten und Terminkontrakten zugrunde. Die oben genannten Finanzinstrumente werden bei der Berechnung des verwässerten Ergebnisses je Aktie nur berücksichtigt, wenn sie in dem jeweiligen Berichtszeitraum einen verwässernden Effekt haben.

Die nachfolgende Tabelle beinhaltet die Berechnung des Ergebnisses je Aktie.

in Mio €	2007	2006
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis – Zähler zur Berechnung des Ergebnisses je Aktie (basic)	**6.474**	**6.070**
Verwässerungseffekt aus:		
Termingeschäften und Optionen	-	– 88
wandelbaren Schuldtiteln	–	3
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis nach angenommener Wandlung – Zähler zur Berechnung des verwässerten Ergebnisses je Aktie	**6.474**	**5.985**
Anzahl der Aktien in Mio		
Gewichteter Durchschnitt der ausstehenden Aktien – Nenner für die Berechnung des Ergebnisses je Aktie	**474,2**	**468,3**
Verwässerungseffekt aus:		
Termingeschäften	0,3	23,1
Aktienoptionen aus aktienbasierter Vergütung	1,8	3,4
wandelbaren Schuldtiteln	0,7	1,0
gewährten Aktienrechten	18,6	24,5
Sonstigem (einschließlich Optionen im Handel)	0,5	0,9
Potenziell verwässernde Stammaktien	21,9	52,9
Bereinigter gewichteter Durchschnitt der ausstehenden Aktien nach angenommener Wandlung – Nenner für die Berechnung des verwässerten Ergebnisses je Aktie	**496,1**	**521,2**

in €	2007	2006
Ergebnis je Aktie (basic)	13,65	12,96
Ergebnis je Aktie (verwässert)	13,05	11,48

Zum 31. Dezember 2007 waren die folgenden Instrumente ausstehend und könnten in der Zukunft eine verwässernde Wirkung haben. Diese Instrumente wurden bei der Ermittlung des verwässerten Ergebnisses je Aktie nicht berücksichtigt, da sie eine nicht verwässernde Wirkung gehabt hätten.

Anzahl der Aktien in Mio	2007	2006
Terminkäufe	39,4	58,6
geschriebene Verkaufsoptionen	0,2	11,7
geschriebene Kaufoptionen	0,7	10,6
gewährte Aktienrechte	0,7	0,5

Anhangangaben zur Bilanz

[11] ZUM FAIR VALUE BEWERTETE FINANZIELLE VERMÖGENSWERTE UND VERPFLICHTUNGEN

Die folgende Tabelle zeigt die Komponenten der zum Fair Value bewerteten finanziellen Vermögenswerte/Verpflichtungen.

in Mio €	31.12.2007	31.12.2006
Handelsaktiva:		
Wertpapiere	449.684	425.123
Positive Marktwerte aus derivativen Finanzinstrumenten	603.059	375.589
Sonstige Handelsaktiva[1]	104.236	75.093
Handelsaktiva insgesamt	**1.156.979**	**875.805**
Zum Fair Value klassifizierte finanzielle Vermögenswerte:		
Forderungen aus Wertpapierpensionsgeschäften (Reverse Repos)	211.142	159.441
Forderungen aus Wertpapierleihen	69.830	62.195
Forderungen aus dem Kreditgeschäft	21.522	6.226
Sonstige zum Fair Value klassifizierte finanzielle Vermögenswerte	14.630	983
Zum Fair Value klassifizierte finanzielle Vermögenswerte insgesamt	**317.124**	**228.845**
Zum Fair Value bewertete finanzielle Vermögenswerte insgesamt	**1.474.103**	**1.104.650**

1 Einschließlich handelbarer Kredite in Höhe von 102.093 Mio € zum 31.12.2007 (2006: 73.876 Mio €).

in Mio €	31.12.2007	31.12.2006
Handelspassiva:		
Wertpapiere	106.225	130.979
Negative Marktwerte aus derivativen Finanzinstrumenten	608.528	392.466
Sonstige Handelspassiva	830	183
Handelspassiva insgesamt	**715.583**	**523.628**
Zum Fair Value klassifizierte finanzielle Verpflichtungen:		
Verbindlichkeiten aus Wertpapierpensionsgeschäften (Repos)	184.943	136.068
Kreditzusagen	526	158
Langfristige Verbindlichkeiten	52.327	32.300
Sonstige zum Fair Value klassifizierte finanzielle Verpflichtungen	3.002	2.465
Zum Fair Value klassifizierte finanzielle Verpflichtungen insgesamt	**240.798**	**170.991**
Investmentverträge[1]	9.796	–
Zum Fair Value bewertete finanzielle Verpflichtungen insgesamt	**966.177**	**694.619**

1 Aufgrund der Vertragsbedingungen entspricht bei diesen Investmentverträgen der Rückkaufswert dem Fair Value. Siehe Note [40] für nähere Informationen zu diesen Verträgen.

ZUM FAIR VALUE KLASSIFIZIERTE KREDITE UND KREDITZUSAGEN

Der Konzern hat unterschiedliche Kreditbeziehungen zum Fair Value klassifiziert. Die Kreditbeziehungen umfassen in Anspruch genommene Kredite und nicht in Anspruch genommene unwiderrufliche Verpflichtungen aus Kreditzusagen. Das maximale Kreditrisiko eines in Anspruch genommenen Kredits entspricht seinem Fair Value. Das maximale Kreditrisiko des Konzerns aus in Anspruch genommenen Krediten und Forderungen aus Wertpapierpensionsgeschäften und Wertpapierleihen belief sich 2007 auf 302 Mrd € (2006: 228 Mrd €). Nicht in Anspruch genommene unwiderrufliche Verpflichtungen aus Kreditzusagen können ebenfalls zu einem Kreditrisiko führen.

Das in den zum Fair Value klassifizierten Kreditbeziehungen enthaltene Kreditrisiko wird auf vielerlei Weise gemindert, unter anderem durch den Erwerb von Credit Default Swaps als Kreditsicherungsinstrumente, das Halten von Kreditsicherheiten oder die Emission von Verpflichtungen, die mit dem Kreditrisiko in Verbindung stehen. Das in Forderungen aus Wertpapierpensionsgeschäften und Wertpapierleihen enthaltene Kreditrisiko wird durch das Halten von Sicherheiten gemindert.

Zur Reduzierung des Kreditrisikos aus in Anspruch genommenen Krediten und nicht in Anspruch genommenen unwiderruflichen Verpflichtungen aus Kreditzusagen, die zum Fair Value klassifiziert wurden, erwarb der Konzern Credit Default Swaps für Kreditbeziehungen mit einem Nominalwert von 46,8 Mrd € zum 31. Dezember 2007 und 33,8 Mrd € zum 31. Dezember 2006. Der Nominalwert von Kreditderivaten, die zur Reduzierung des Kreditrisikos von in Anspruch genommenen Krediten und nicht in Anspruch genommenen unwiderruflichen Kreditzusagen eingesetzt und die zum Fair Value klassifiziert wurden, betrug 28,1 Mrd € in 2007 (2006: 18,5 Mrd €).

Die der Änderung des Kreditrisikos zurechenbare kumulative Fair-Value-Änderung der in Anspruch genommenen Kredite entsprach einem Verlust von 98,5 Mio € zum 31. Dezember 2007 und einem Gewinn von 21,9 Mio € zum 31. Dezember 2006. Der Fair Value für in Anspruch genommene Kredite reduzierte sich aufgrund des Kreditrisikos im Geschäftsjahr 2007 um 110,6 Mio € (2006: Anstieg um 21,9 Mio €).

Die der Änderung des Kreditrisikos zurechenbare kumulative Fair-Value-Änderung der nicht in Anspruch genommenen unwiderruflichen Kreditzusagen entsprach einem Verlust von 331,7 Mio € zum 31. Dezember 2007 und einem Gewinn von 100 Mio € zum 31. Dezember 2006. Der Fair Value für nicht in Anspruch genommene unwiderrufliche Kreditzusagen reduzierte sich aufgrund des Kreditrisikos im Geschäftsjahr 2007 um 371,7 Mio € (2006: Anstieg um 100 Mio €).

Die der Änderung des Kreditrisikos zurechenbare kumulative Fair-Value-Änderung der Kreditderivate, die zur Reduzierung des Kreditrisikos von in Anspruch genommenen zum Fair Value klassifizierten Krediten eingesetzt wurden, entsprach einem Gewinn von 63,6 Mio € zum 31. Dezember 2007 (2006: Rückgang um 21,3 Mio €). Der Fair Value für diese Kreditderivate stieg aufgrund des Kreditrisikos im Geschäftsjahr 2007 um 80,4 Mio € (2006: Rückgang um 21,3 Mio €).

Die der Änderung des Kreditrisikos zurechenbare kumulative Fair-Value-Änderung der Kreditderivate, die zur Reduzierung des Kreditrisikos von nicht in Anspruch genommenen unwiderruflichen Kreditzusagen eingesetzt und die zum Fair Value klassifiziert wurden, entsprach einem Gewinn von 212,5 Mio € zum 31. Dezember 2007 und einem Verlust von 97,2 Mio € zum 31. Dezember 2006. Der Fair Value stieg aufgrund von Veränderungen des Kreditrisikos im Geschäftsjahr 2007 um 269,3 Mio € (2006: Rückgang um 97,2 Mio €).

Die Fair-Value-Änderung der Kredite und Kreditzusagen, die aus der Änderung des Kontrahentenrisikos resultiert, wird als der nicht auf Veränderungen von Marktrisikobedingungen zurückgehende Anteil der Fair-Value-Änderung bestimmt. Für besicherte Kredite einschließlich Forderungen aus Wertpapierpensionsgeschäften (Reverse Repos) und Wertpapierleihen dient die erhaltene Kreditsicherheit einer Reduzierung des in diesen Geschäften enthaltenen Kontrahentenrisikos. Die Fair-Value-Änderung, die sich aus dem in den Reverse Repos enthaltenen Kontrahentenrisiko ergab, war aufgrund der erhaltenen Kreditsicherheit unwesentlich.

ZUM FAIR VALUE BEWERTETE FINANZIELLE VERPFLICHTUNGEN

Der Fair Value einer finanziellen Verpflichtung berücksichtigt das Kreditrisiko dieser finanziellen Verpflichtung. Der Fair Value von direkt vom Konzern begebenen strukturierten Schuldverschreibungen und erhaltenen strukturierten Einlagen berücksichtigt das Kreditrisiko des Konzerns. Wenn ein solches Instrument einen notierten Preis auf einem aktiven Markt hat, ist die auf das Kreditrisiko zurückzuführende Veränderung des Fair Value durch den Betrag der Fair-Value-Änderung, der nicht aus Veränderungen von Marktrisikobedingungen resultiert, bestimmt. Hat ein solches

Instrument keinen notierten Preis auf einem aktiven Markt, wird der Fair Value durch eine Bewertungsmethode bestimmt, die das Kreditrisiko durch eine Diskontierung der vertraglich festgelegten Zahlungsströme der Verbindlichkeit auf Basis einer risikoadjustierten Zinskurve, die das Zinsniveau berücksichtigt, zu dem der Konzern am Bilanzstichtag ähnliche Instrumente begeben würde. Die den Änderungen des Kreditrisikos zurechenbare kumulative Fair-Value-Änderung der finanziellen Verpflichtungen, die zum Fair Value klassifiziert wurden, belief sich zum 31. Dezember 2007 auf 17,7 Mio €. Die im Geschäftsjahr 2007 erfolgte Änderung des Fair Value betrug 17,7 Mio €. Während des Geschäftsjahres 2006 gab es keine Änderung der risikoadjustierten Zinskurve aufgrund von Veränderungen des Kreditrisikos des Konzerns.

Für besicherte Verpflichtungen wie Verbindlichkeiten aus Wertpapierpensionsgeschäften (Repos) dient die hinterlegte Sicherheit einer Reduzierung des in diesen Geschäften enthaltenen Kontrahentenrisikos des Konzerns. Die Fair-Value-Änderung, die sich aus dem in den Repos enthaltenen Kreditrisiko des Konzerns ergab, war aufgrund der hinterlegten Sicherheit unwesentlich.

Das in den nicht in Anspruch genommenen unwiderruflichen Kreditzusagen enthaltene Kreditrisiko entspricht in erster Linie dem Kontrahentenrisiko. Die Fair-Value-Änderung, die dem Kontrahentenrisiko zurechenbar ist, das in nicht in Anspruch genommenen unwiderruflichen Kreditzusagen enthalten war, wurde mit dem Kontrahentenrisiko, das in den in Anspruch genommenen Krediten enthalten war, offengelegt.

Zusätzlich zu den Fair-Value-Änderungen von Verpflichtungen aufgrund von Kreditrisikoänderungen des Konzerns gibt es Fair-Value-Änderungen wegen der Kreditrisikoänderungen auf Verpflichtungen, die von rechtlich eigenständigen Gesellschaften begeben wurden. Diese Veränderungen, die im folgenden Absatz beschrieben werden, sind nicht abhängig vom Kreditrisko des Konzerns, sondern von dem der rechtlich eigenständigen Einheit. Das Kreditrisko der rechtlich eigenständigen Einheit ist wiederum von den Sicherheiten, die diese zur Verfügung stellt, beeinflusst.

Bestimmte zum Fair Value klassifizierte Verpflichtungen sind strukturierte Verbriefungen, die durch rechtlich eigenständige SPEs begeben werden. Diese SPEs halten Sicherheiten, schließen Derivatekontrakte ab und begeben Schuldverschreibungen, die mit dem Risiko aus den Sicherheiten und den Derivaten verbunden sind. Die auf das Kreditrisiko zurückzuführende Veränderung des Fair Value ist durch den Betrag der Fair-Value-Änderung, der nicht aus Veränderungen von Marktrisikobedingungen resultiert, bestimmt. Wenn die begebene Schuldverschreibung ein eingebettetes Derivat enthält, wurde die Fair-Value-Änderung, die auf das Kreditrisiko zurückzuführen ist, in der Berechnung nicht berücksichtigt. Das Kreditrisiko in diesen Verpflichtungen bezieht sich überwiegend auf die Fair-Value-Änderung der Sicherheit der Gesellschaft, die auf die Veränderung des Kreditrisikos zurückzuführen ist. Die kumulierte Fair-Value-Änderung aufgrund des in diesen Instrumenten enthaltenen Kreditrisikos betrug zum 31. Dezember 2007 81,2 Mio € (2006: 5,3 Mio €). Der Fair Value für diese Instrumente stieg aufgrund des Kreditrisikos im Geschäftsjahr 2007 um 73,9 Mio € (2006: Anstieg um 5,3 Mio €).

Im Rahmen von strukturierten Verbriefungen halten rechtlich eigenständige Gesellschaften ein Kreditportfolio, Zinsderivate und begeben Schuldverschreibungen. Der Wert der Schuldverschreibungen ist abhängig von den Instrumenten, die eine solche Gesellschaft hält. Der Konzern hält bestimmte von solchen Einheiten begebene Schuldverschreibungen. Einige solcher Gesellschaften wurden vom Konzern gegründet, andere von Dritten. Wie in Note [1] gemäß den „Grundsätzen der Konsolidierung" beschrieben, werden bestimmte dieser Gesellschaften konsolidiert. Die von diesen Gesellschaften begebenen Kredite werden als Handelsaktiva klassifiziert. Die an Dritte von den konsolidierten Gesellschaften begebenen Schuldverschreibungen sind zum Fair Value klassifiziert. Die auf das Kreditrisiko zurückzuführende Veränderung des Fair Value resultiert aus der Fair-Value-Änderung der für den Kredit hinterlegten Sicherheit in der Gesellschaft. Die kumulierte Fair-Value-Änderung aufgrund des in diesen Instrumenten enthaltenen Kreditrisikos betrug zum 31. Dezember 2007 3,5 Mrd €. Der Fair Value für diese Instrumente stieg aufgrund des Kreditrisikos im Geschäftsjahr 2007 um 3,5 Mrd €. Für das Geschäftsjahr 2006 ergab sich bei diesen Instrumenten keine materielle Fair-Value-Änderung aufgrund des Kreditrisikos.

Für die zum Fair Value klassifizierten Verpflichtungen lag der vertragliche Rückzahlungsbetrag bei Fälligkeit zum 31. Dezember 2007 um 29,3 Mrd € und zum 31. Dezember 2006 um 33,8 Mrd € über dem Bilanzwert. Der größte Teil dieser Differenz bezog sich auf nicht in Anspruch genommene unwiderrufliche Kreditzusagen, bei denen für den vertraglichen Rückzahlungsbetrag bei Fälligkeit eine volle Inanspruchnahme der Kreditzusage unterstellt wird.

[12] FAIR VALUE VON FINANZINSTRUMENTEN

FAIR VALUE VON FINANZINSTRUMENTEN, DIE NICHT ZUM FAIR VALUE AUSGEWIESEN WERDEN

Die folgende Tabelle zeigt die ermittelten Fair Values der in der Konzernbilanz ausgewiesenen Finanzinstrumente, gefolgt von einer allgemeinen Beschreibung der Methoden und Annahmen, die der Ermittlung dieser Fair Values zugrunde gelegt wurden.

	Buchwert	Fair Value	Buchwert	Fair Value
in Mio €		31.12.2007		31.12.2006
Finanzaktiva:				
Barreserve	8.632	8.632	7.008	7.008
Verzinsliche Einlagen bei Kreditinstituten	21.615	21.616	19.199	19.198
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	13.597	13.598	14.265	14.261
Forderungen aus Wertpapierleihen	55.961	55.961	62.943	62.943
Forderungen aus dem Kreditgeschäft	198.892	199.427	178.524	179.644
Sonstige Aktiva[1]	159.462	159.462	123.716	123.729
Finanzpassiva:				
Einlagen	457.946	457.469	411.916	411.670
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	178.741	178.732	102.200	102.196
Verbindlichkeiten aus Wertpapierleihen	9.565	9.565	21.174	21.174
Sonstige kurzfristige Geldaufnahmen	53.410	53.406	48.433	48.427
Sonstige Passiva[1]	88.742	88.742	85.676	85.679
Langfristige Verbindlichkeiten	126.703	127.223	111.363	112.333
Hybride Kapitalinstrumente (Trust Preferred Securities)	6.345	5.765	4.771	4.886

1 Beinhaltet lediglich finanzielle Vermögenswerte beziehungsweise Verbindlichkeiten.

Die Beträge in dieser Tabelle werden generell brutto ausgewiesen. Dies steht im Einklang mit dem in Note [1] dargestellten Rechnungslegungsgrundsatz zur Aufrechnung von Finanzinstrumenten des Konzerns.

Für kurzfristige Finanzinstrumente, das heißt Finanzinstrumente mit einer Restlaufzeit von bis zu 90 Tagen, wurde als angemessener Fair Value der Bilanzwert angesetzt. Die folgenden Instrumente besitzen überwiegend kurze Laufzeiten.

Aktiva	Passiva
Barreserve	Einlagen
Verzinsliche Einlagen bei Kreditinstituten	Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	Verbindlichkeiten aus Wertpapierleihen
Forderungen aus Wertpapierleihen	Sonstige kurzfristige Geldaufnahmen
Sonstige Aktiva	Sonstige Passiva

Für Finanzinstrumente mit Restlaufzeiten von mehr als 90 Tagen wurde der Fair Value durch Abzinsung der vertraglichen Cashflows unter Verwendung von Zinssätzen berechnet, die für Aktiva mit ähnlichen Restlaufzeiten hätten erzielt werden können, beziehungsweise, im Fall von Passiva, von Zinssätzen, zu denen entsprechende Verbindlichkeiten mit ähnlichen Restlaufzeiten zum Bilanzstichtag hätten aufgenommen werden können.

Für Kredite wurde der Fair Value durch Abzinsung zukünftiger Cashflows unter Verwendung von Zinssätzen berechnet, zu denen ähnliche Kredite mit den gleichen Restlaufzeiten an Kreditnehmer mit vergleichbarer Bonität hätten vergeben werden können. Darüber hinaus wurde das spezifische Kreditrisiko, einschließlich der werthaltigen Sicherheiten, bei der Ermittlung des Fair Value von Krediten berücksichtigt.

Für Wertpapiere, die mit einer Verpflichtung zur Rückübertragung erworben wurden (Reverse Repos), entliehene Wertpapiere, Wertpapiere, die mit einer Rücknahmeverpflichtung verkauft wurden (Repos), und verliehene Wertpapiere wird der Fair Value durch Abzinsung zukünftiger Cashflows unter Verwendung des entsprechenden, um das Kreditrisiko adjustierten Diskontierungssatzes berechnet.

Der Fair Value langfristiger Verbindlichkeiten und hybrider Kapitalinstrumente (Trust Preferred Securities) wurde auf der Grundlage von Marktpreisen beziehungsweise durch Abzinsung der zu leistenden vertraglichen Cashflows ermittelt. Dabei wurden Zinssätze verwendet, zu denen der Konzern Schuldtitel mit vergleichbarer Restlaufzeit am Bilanzstichtag hätte emittieren können.

ZUM FAIR VALUE BEWERTETE FINANZINSTRUMENTE

Der Konzern nutzt die folgenden Bewertungsmodelle um den Fair Value von Finanzinstrumenten zu bestimmen, die zum Fair Value ausgewiesen werden oder deren Fair Value Änderung im Eigenkapital ausgewiesen wird. Alle zum Fair Value ausgewiesenen Finanzinstrumente des Konzerns haben einen bestimmbaren Fair Value.

Die Fair Values eines wesentlichen Prozentsatzes der Finanzinstrumente des Konzerns basieren auf beobachtbaren Börsenpreisen oder werden aus beobachtbaren Preisen oder Parametern abgeleitet. Die Verfügbarkeit von beobachtbaren Börsenpreisen, Preisen oder Parametern variiert je nach Produkt und Markt und kann sich im Zeitablauf ändern. So sind beispielsweise beobachtbare Börsenpreise, Preise oder Parameter in der Regel für liquide Wertpapiere, börsengehandelte Derivate, Over-the-Counter-Derivate („OTC-Derivate"), die an liquiden Märkten gehandelt werden – wie Zinsswaps, Devisentermingeschäfte und Optionskontrakte in G7-Währungen – ,sowie Aktienswaps und

Optionskontrakte auf notierte Wertpapiere oder Indizes verfügbar. Sind beobachtbare Börsenpreise, Preise oder Parameter verfügbar, kann der Fair Value bestimmt werden, ohne dass Einschätzungen in großem Umfang erforderlich wären. Bewertungsmodelle zur Preisberechnung von Standardswaps wie das Black-Scholes-Modell oder andere Standardmodelle erfordern normalerweise keine Annahmen und Einschätzungen des Managements, da sie in der Branche weit verbreitet und die Bestimmungsgrößen auf aktiven Märkten beobachtbar sind.

Sind keine beobachtbaren Börsenpreise, Preise oder Parameter verfügbar, wird der Fair Value anhand von Bewertungsmodellen ermittelt, die für das jeweilige Instrument angemessen sind. Zu diesen Instrumenten gehören unter anderem handelbare Kredite, neue, komplexe und langfristige OTC-Derivate, Transaktionen in wenig entwickelten oder limitierten Märkten, notleidende Schuldtitel, nicht marktgängige Eigenkapitaltitel, zurückbehaltene Rechte an verbrieften finanziellen Vermögenswerten sowie Private-Equity-Beteiligungen. Die Anwendung von Bewertungsmodellen zur Ermittlung des Fair Value erfordert Annahmen und Einschätzungen des Managements, deren Umfang von der Komplexität und Liquidität des Markts abhängt. Die Bewertungsmethoden umfassen Modelle, die auf der Analyse abgezinster zukünftiger Cashflows beruhen, welche wiederum von geschätzten zukünftigen Cashflows sowie dem angewandten Diskontierungszinssatz abhängen. Bewertungsmodelle für komplexere Produkte beinhalten komplexere Modellierungstechniken, Parameter und Annahmen wie Korrelationen, vorzeitige Tilgung, nicht beobachtbare Ausfallraten und die Größe der Verluste. Die Auswahl und Anwendung angemessener Parameter, Annahmen und Modellierungstechniken erfordern eine Beurteilung durch das Management.

Wertanpassungen sind ein weiterer integraler Bestandteil des Prozesses zur Fair-Value-Bestimmung, bei dem Einschätzungen getroffen werden müssen. Für angemessene Wertanpassungen wendet der Konzern Verfahren an, die Faktoren wie Close-out-Kosten, Liquidität und Kontrahentenrisiko berücksichtigen.

Der Fair Value einer finanziellen Verpflichtung beinhaltet das mit dieser finanziellen Verpflichtung in Verbindung stehende Kreditrisiko des Konzerns. Bei den zum Fair Value klassifizierten Verpflichtungen handelt es sich in erster Linie um strukturierte Finanzinstrumente, die nicht auf einem aktiven Markt notiert werden. Die Berechnung des Fair Value erfolgt mittels einer Bewertungsmethode, die das Kreditrisiko der finanziellen Verpflichtung durch die Abzinsung der vertraglichen Cashflows mithilfe einer risikolosen Zinsstrukturkurve berücksichtigt, die das Niveau widerspiegelt, auf dem der Konzern ähnliche Finanzinstrumente zum Bilanzstichtag begeben würde.

Bei zum Fair Value klassifizierten finanziellen Verpflichtungen, die besichert sind, wie zum Beispiel Verbindlichkeiten aus Wertpapierleihen und aus Wertpapierpensionsgeschäften (Repos), werden bonitätsverbessernde Maßnahmen in die Fair-Value-Berechnung mit einbezogen.

Der Konzern hält Vermögensgegenstände, die mit Verbindlichkeiten aus Versicherungsverträgen im Zusammenhang stehen. Der Konzern ist verpflichtet, diese Vermögensgegenstände zu nutzen, um den Verpflichtungen aus den Versicherungsverträgen nachzukommen. Aus diesem Grund wird der Fair Value für die Verbindlichkeiten aus den Versicherungsverträgen, das heißt der Rückkaufswert der Versicherungspolice, durch den Fair Value der Vermögensgegenstände bestimmt.

Der Konzern hat interne Kontrollverfahren für den Bewertungsprozess eingeführt, um die Angemessenheit der angewandten Fair Values sicherzustellen. Basiert der Fair Value auf Bewertungsmodellen, werden die Modellannahmen und -techniken von einem Spezialistenteam unabhängig geprüft. Die Preis- und Parameterangaben, Annahmen und Wertanpassungen werden anhand unabhängiger Quellen verifiziert und unterliegen einer Prüfung. Fehlen beobachtbare Preis- oder Parameterangaben beziehungsweise Annahmen, wird die Angemessenheit des Fair Value anhand von Verfahren ermittelt. Diese Verfahren beinhalten die Prüfung der Bewertungsergebnisse mithilfe geeigneter alternativer Instrumente, die Anwendung von Extrapolationsverfahren und die Berücksichtigung sonstiger Richtgrößen. Durch eine Kalibrierung der Bewertungsergebnisse mit beobachtbaren Marktinstrumenten wird eingeschätzt, ob die Bewertungsmodelle eine Fair-Value-Bestimmung ermöglichen, die den Marktmechanismen entspricht. Diese Verfahren unterliegen der Beurteilung des Managements.

Andere Bewertungskontrollen beinhalten die Prüfung und Analyse der auf täglicher Basis erzielten Gewinne und Verluste, die Validierung von Bewertungsergebnissen durch Ermittlung des Close-out-Gewinns beziehungsweise -Verlusts sowie Value-at-Risk Back-testing. Weitere Informationen zu der Value-at-Risk-Analyse des Konzerns sind in Note [37] des vorliegenden Konzernabschlusses enthalten.

FAIR-VALUE-HIERARCHIE

Die zum Fair Value ausgewiesenen Finanzinstrumente wurden den drei Fair-Value-Kategorien gemäß der IFRS Fair-Value-Hierarchie zugeordnet.

NOTIERTE PREISE IN EINEM AKTIVEN MARKT: Diese Kategorie enthält an wichtigen Börsen gehandelte Eigenkapitaltitel, G7-Staatsanleihen und börsengehandelte Derivate.

BEWERTUNGSVERFAHREN MITTELS BEOBACHTBARER PARAMETER: Diese Kategorie beinhaltet die Mehrheit der OTC-Derivate, Unternehmensanleihen, Forderungen/Verbindlichkeiten aus Wertpapierpensionsgeschäften und Wertpapierleihen sowie der handelbaren Kredite des Konzerns.

BEWERTUNGSVERFAHREN MITTELS NICHT BEOBACHTBARER PARAMETER: Diese Kategorie umfasst komplexere OTC-Derivate, Private-Equity-Beteiligungen, illiquide Kredite und strukturierte Anleihen. Die Parameterangaben für Finanzinstrumente in dieser Kategorie sind nicht beobachtbar und haben einen mehr als unwesentlichen Effekt auf den Fair Value eines Instruments oder die aus dem Instrument erzielten Gewinne und Verluste.

Die folgende Tabelle zeigt den Buchwert der zum Fair Value ausgewiesenen Finanzinstrumente, aufgeteilt auf die drei Kategorien der Fair-Value-Hierarchie. Im Anschluss folgen eine Analyse und Diskussion der Finanzinstrumente, die der dritten Kategorie zugeordnet wurden. Die Beträge in dieser Tabelle werden generell brutto ausgewiesen. Dies steht im Einklang mit dem in Note [1] dargestellten Rechnungslegungsgrundsatz zur Aufrechnung von Finanzinstrumenten des Konzerns.

			31.12.2007			31.12.2006
in Mio €	Notierte Marktpreise	Auf Marktdaten basierende Bewertungsmethode	Nicht auf Marktdaten basierende Bewertungsmethode	Notierte Marktpreise	Auf Marktdaten basierende Bewertungsmethode	Nicht auf Marktdaten basierende Bewertungsmethode
Zum Fair Value bewertete finanzielle Vermögenswerte:						
Wertpapiere	204.247	225.203	20.234	210.666	194.596	19.861
Positive Marktwerte aus derivativen Finanzinstrumenten	21.401	563.160	18.498	17.396	343.957	14.236
Sonstige Handelsaktiva	1.055	62.613	40.568	391	72.456	2.246
Zum Fair Value klassifizierte finanzielle Vermögenswerte	13.684	297.423	6.017	1.563	224.556	2.726
Zur Veräußerung verfügbare finanzielle Vermögenswerte	13.389	26.376	2.529	15.209	20.614	2.214
Sonstige zum Fair Value bewertete finanzielle Vermögenswerte[1]	560	1.667	– 5	478	2.076	105
Zum Fair Value bewertete finanzielle Vermögenswerte insgesamt:	**254.336**	**1.176.442**	**87.841**	**245.703**	**858.255**	**41.388**
Zum Fair Value bewertete finanzielle Verpflichtungen:						
Wertpapiere	100.630	4.976	619	108.956	19.434	2.589
Negative Marktwerte aus derivativen Finanzinstrumenten	24.723	567.263	16.542	21.285	360.669	10.512
Sonstige Handelspassiva	21	300	509	–	183	–
Zum Fair Value klassifizierte finanzielle Verpflichtungen	1.454	233.944	5.400	2.247	166.286	2.458
Investmentverträge[2]	–	9.796	–	–	–	–
Sonstige zum Fair Value bewertete finanzielle Verpflichtungen[1]	–	3.763	– 3	57	4.573	280
Zum Fair Value bewertete finanzielle Verpflichtungen insgesamt:	**126.828**	**820.042**	**23.067**	**132.545**	**551.145**	**15.839**

1 Derivate, die in Verträge eingebettet sind, deren Basisvertrag nicht zum Fair Value bewertet wird, für die das eingebettete Derivat jedoch getrennt ausgewiesen wird, werden unter sonstigen zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen ausgewiesen. Zum Zweck dieser Angabe wird das getrennt ausgewiesene eingebettete Derivat auf verschiedene Fair-Value-Kategorien aufgeteilt.

2 Aufgrund der Vertragsbedingungen entspricht bei diesen Investmentverträgen der Rückkaufswert dem Fair Value. Siehe Note [40] für nähere Informationen zu diesen Verträgen

ANALYSE DER FINANZINSTRUMENTE MIT EINEM FAIR VALUE, DER MITHILFE VON BEWERTUNGSMODELLEN ERMITTELT WURDE, DIE WESENTLICHE NICHT BEOBACHTBARE PARAMETER ENTHALTEN

Zu einigen Finanzinstrumenten dieser Kategorie der Fair-Value-Hierarchie bestehen identische oder ähnliche kompensierende Positionen bezüglich der nicht beobachtbaren Parameter. Trotzdem ist es gefordert, diese als Bruttoforderungen und –verbindlichkeiten in der oben gezeigten Tabelle aufzuführen.

WERTPAPIERE DES HANDELSBESTANDS: Wertpapiere des Handelsbestands werden in dieser Kategorie der Fair-Value-Hierarchie ausgewiesen, wenn einige der wesentlichen Risiken in diesen Papieren nicht in aktuellen Markttransaktionen beobachtbar sind und es keine vergleichbaren Instrumente gibt, die zur Berechnung des Fair Value in einer engen Spannbreite herangezogen werden können. Dies ist der Fall, wenn nur selten Transaktionen in diesen Wertpapieren stattfinden, Markpreise nicht zur Verfügung stehen und die Märkte für diese Wertpapiere somit illiquide sind. Unter diesen Umständen wird der Fair Value mithilfe von Bewertungsmodellen bestimmt, bei denen einige der Parameter nicht beobachtbar sind.

Bestimmte illiquide Unternehmensanleihen aus Schwellenländern und illiquide strukturierte Unternehmensanleihen sind in dieser Kategorie enthalten. Zusätzlich enthält diese Kategorie bestimmte Anleihen, die von Gesellschaften zum Zwecke der Verbriefung emittiert wurden, Commercial Mortgage-backed Securities, Collateralized Debt Obligation Securities („CDO") und andere Asset-backed Securities.

Der Anstieg der Wertpapapiere im Handelsbestand in dieser Kategorie im laufenden Jahr ist hauptsächlich auf bestimmte Asset-backed Securities und Anleihen, die von Gesellschaften zum Zweck der Verbriefung emittiert wurden, verursacht, da die Liquidität der Märkte zurückging. Daraus resultierten verminderte Handelsaktivitäten in diesen Instrumenten. Daher standen auch weniger vergleichbare Instrumente zur Verfügung, was wiederum die in Bewertungsmodellen verwendeten beobachtbaren Parameter reduzierte.

POSITIVE UND NEGATIVE MARKTWERTE AUS DERIVATIVEN FINANZINSTRUMENTEN: Derivate, die dieser Kategorie der Fair-Value-Hierarchie zugeordnet sind, sind im Hinblick auf ihren Aufbau oder in Bezug auf das Basisinstrument von komplexer Natur. Die Bewertungsmodelle für solche Derivate beinhalten einen oder mehrere wesentliche nicht beobachtbare Parameter. Diese Parameter umfassen bestimmte Kredit-, Aktien- und Währungskorrelationen, bestimmte langfristige Volatilitäten sowie bestimmte Annahmen über Tilgungen. Zusätzlich können diese Parameter bestimmte Kreditaufschläge und andere transaktionsspezifische Angaben umfassen.

Die folgenden Derivate sind in dieser Kategorie der Fair-Value-Hierarchie enthalten: kundenspezifische CDO Derivate, deren zugrunde liegender Referenzpool nicht mit vergleichbaren Indices, die an regulären Märkten gehandelt werden, vergleichbar ist. Alle CDO Squared Derivatives (CDOs, deren Underlying aus Obligationen anderer CDOs besteht) sowie bestimmte Optionen, deren Volatilität nicht beobachtbar ist. Bestimmte Basket Options, in denen die Korrelationen zwischen den referenzierten Basiswerten (Aktiva) nicht beobachtbar sind, langfristige Zinsoptionsderivate und Multifremdwährungsderivate sowie bestimmte Credit Default Swaps, für die die Risikoaufschläge nicht beobachtbar sind.

Im Geschäftsjahr 2007 wurde der Anstieg der Derivate, die dieser Kategorie in der Fair-Value-Hierachie zugeordnet wurden, im Wesentlichen durch Credit Default Swaps auf Asset-backed Securities verursacht, deren Kreditaufschläge durch die rückläufige Liquidität am Markt nicht beobachtbar waren. Ansonsten blieben die nicht beobachtbaren Parameter der Bewertungsmodelle für Derivate weitgehend unverändert, da die Liquidität auf den meisten Märkten bestehen blieb.

SONSTIGE HANDELSINSTRUMENTE: Die sonstigen Handelsinstrumente umfassen hauptsächlich handelbare Kredite. Handelbare Kredite werden dieser Kategorie zugerechnet, wenn keine notierten Marktpreise verfügbar sind, kein angemessenes Vergleichsinstrument besteht und die Bewertungsmodelle wesentliche nicht beobachtbare Parameter enthalten.

Der Anstieg der Kreditvolumina in dieser Kategorie der Fair-Value-Hierarchie im Geschäftsjahr 2007 war insbesondere im Geschäft mit Leveraged Loans und mit verbrieften Wohnungsbaukrediten zu beobachten. Dort gingen die Liquidität und die zugehörigen Marktinformationen zurück.

ZUM FAIR VALUE KLASSIFIZIERTE VERMÖGENSWERTE/VERPFLICHTUNGEN: Bestimmte Unternehmenskredite und strukturierte Verbindlichkeiten, welche zum Fair Value klassifiziert wurden, sind in dieser Kategorie der Fair-Value-Hierarchie enthalten. Die zum Fair Value klassifizierten Unternehmenskredite werden bewertet, indem in die Bewertungsmodelle Risikoaufschläge, Rückzahlungswahrscheinlichkeiten und der Ausnutzungsgrad mit einbezogen werden. Handelt es sich bei den Krediten um Kredite im Rahmen revolvierender Kreditzusagen, dann ist der Parameter „Ausnutzungsgrad" als wesentlich und nicht beobachtbar anzusehen. Daher werden solche Kredite dieser Kategorie der Fair-Value-Hierarchie zugeordnet. Die Veränderung im Jahresvergleich ist auf die zunehmende Zahl der Vermögenswerte zurückzuführen, die zum Fair Value klassifiziert wurden, aber auch auf das Ausmaß der revolvierenden Kreditzusagen, die am Ende der Periode in Anspruch genommen waren. Es gab keinen bemerkenswerten Rückgang in der Beobachtbarkeit der Parameter für die Bewertung von Unternehmenskrediten, die zum Fair Value klassifiziert wurden.

Darüber hinaus enthielten bestimmte emittierte Hybridanleihen, die zum Fair Value klassifiziert wurden, eingebettete Derivate mit wesentlichen nicht beobachtbaren Parametern, welche Volatilitäten einzelner Aktien sowie Aktienkorrelationen umfassen. Der Anstieg der Positionen in solchen Instrumenten im Geschäftsjahr 2007 war im Wesentlichen auf zusätzliche Anleihen, die zum Fair Value klassifiziert wurden, statt auf einen Rückgang von beobachtbaren Parametern zurückzuführen.

ZUR VERÄUSSERUNG VERFÜGBARE FINANZIELLE VERMÖGENSWERTE: Bestimmte nicht börsennotierte Eigenkapitalinstrumente werden in dieser Kategorie der Fair-Value-Hierarchie ausgewiesen, wenn es keine angemessenen Vergleichsinstrumente gibt und der Markt als illiquide angesehen wird.

SENSITIVITÄTSANALYSE DER NICHT BEOBACHTBAREN PARAMETER

Wenn der Wert eines Finanzinstruments auf nicht beobachtbaren Parametern basiert, kann der präzise Wert dieser Parameter aus einer weiten Spannbreite von angemessenen möglichen Alternativen ausgewählt werden. Beim Erstellen des Konzernabschlusses wurden die Parameter aus dieser Spannbreite mithilfe von Beurteilungen durch das Management, die auf bestehenden Marktgegebenheiten beruhen und dem Bewertungskontrollprozess des Konzerns unterliegen, ausgewählt. Wenn der Konzern zum 31. Dezember 2007 alle nicht beobachtbaren Parameter gleichzeitig so verändert hätte, dass sie die äußeren Werte der Spannbreite umfassen, wäre der ausgewiesene Fair Value um bis zu 3,0 Mrd € gestiegen oder hätte sich um bis zu 2,0 Mrd € verringert. Zum 31. Dezember 2006 wäre der Fair Value um bis zu 1,3 Mrd € gestiegen oder um bis zu 631 Mio € gesunken. Um diese Auswirkungen zu berechnen, nutzt der Konzern einen Ansatz, der auf seiner Methode zur Anpassung von Bewertungen basiert.

UNREALISIERTE GEWINNE UND VERLUSTE

Unrealisierte Gewinne und Verluste sind die Erträge und Verluste, die bereits in der Konzern-Gewinn-und-Verlust-Rechnung erfasst werden, für die aber noch keine Barmittel aufgrund einer Realisierung geflossen sind. Der unrealisierte Gewinn aus Finanzinstrumenten in der dritten Kategorie der Fair-Value-Hierarchie belief sich im Geschäftsjahr 2007 auf 4,0 Mrd €. Im Geschäftsjahr 2006 wurde für Finanzinstrumente in der dritten Kategorie der Fair-Value-Hierarchie ein Verlust in Höhe von 48 Mio € ausgewiesen. Der unrealisierte Gewinn und Verlust ist nicht ausschließlich auf die nicht beobachtbaren Parameter zurückzuführen. Viele der Parameter, die zur Bewertung der Finanzinstrumente in dieser Kategorie der Fair-Value-Hierarchie herangezogen werden, sind beobachtbar und somit basiert die Veränderung der unrealisierten Gewinne und Verluste auf Veränderungen dieser beobachtbaren Parameter im Laufe der Periode. Viele der Positionen in dieser Kategorie der Fair-Value-Hierarchie sind ökonomisch durch Finanzinstrumente abgesichert, die den anderen Kategorien der Fair-Value-Hierarchie zugeordnet sind.

ERFASSUNG DES „TRADE DATE PROFIT"

Soweit im Einklang mit dem in Note [1] beschriebenen Rechnungslegungsgrundsatz des Konzerns für Bewertungsmodelle in erheblichem Umfang nicht beobachtbare Informationen verwendet werden, erfolgt die Erfassung des betreffenden Finanzinstruments zum Transaktionspreis und jeglicher am Handelstag durch Anwendung des Bewertungsmodells ermittelte Gewinn wird abgegrenzt. Die nachfolgende Tabelle zeigt die Veränderung der Abgrenzung des Trade Date Profit, der am Handelstag durch Anwendung der nicht auf Marktdaten basierenden Bewertungsmethode für Finanzinstrumente, die zum Fair Value bewertet wurden, entstand. Die Bestände setzen sich vorwiegend aus Derivaten zusammen.

in Mio €	2007	2006
Anfangsbestand	**473**	**503**
Neue Geschäfte während der Periode	426	271
Abschreibungen	– 132	– 40
Endfällige Geschäfte	– 53	– 94
Nachträgliche Veränderung der Beobachtbarkeit	– 186	– 168
Wechselkursänderungen	– 7	1
Endbestand	**521**	**473**

[13] ZUR VERÄUSSERUNG VERFÜGBARE FINANZIELLE VERMÖGENSWERTE

Die folgende Tabelle zeigt den Fair Value von zur Veräußerung verfügbaren finanziellen Vermögenswerten.

in Mio €	31.12.2007	31.12.2006
Festverzinsliche Wertpapiere:		
Deutsche öffentliche Emittenten	2.466	2.879
US-Treasury und US-Regierungsbehörden	1.349	1.348
US-Kommunalbehörden	273	1
Sonstige ausländische staatliche Emittenten	3.347	3.247
Unternehmen	7.753	7.217
Sonstige Asset-backed Securities	6.847	6.633
Mortgage-backed Securities, einschließlich Schuldverschreibungen von US-Bundesbehörden	3.753	4.182
Sonstige festverzinsliche Wertpapiere	4.631	1.065
Festverzinsliche Wertpapiere insgesamt	**30.419**	**26.572**
Nicht festverzinsliche Wertpapiere:		
Aktien	7.934	7.294
Investmentanteile	306	519
Nicht festverzinsliche Wertpapiere insgesamt	**8.240**	**7.813**
Sonstiger Anteilsbesitz	**1.204**	**1.182**
Forderungen aus dem Kreditgeschäft	**2.431**	**2.470**
Zur Veräußerung verfügbare finanzielle Vermögenswerte insgesamt	**42.294**	**38.037**

[14] NACH DER EQUITY METHODE BILANZIERTE BETEILIGUNGEN

Beteiligungen an assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen werden grundsätzlich nach der Equity Methode bilanziert, sofern sie nicht als zum Verkauf bestimmte Vermögenswerte klassifiziert sind. Zwei assoziierte Unternehmen wurden zum 31. Dezember 2007 unter den zum Verkauf bestimmten Vermögenswerten ausgewiesen. Siehe auch Note [22].

Am 31. Dezember 2007 waren folgende Beteiligungen wesentlich – sie repräsentierten 75 % des Buchwerts der nach der Equity Methode bilanzierten Beteiligungen.

Beteiligung[1]	Anteil am Kapital
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26,89 %
Beijing Guohua Real Estate Co., Ltd., Peking	30,00 %
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5,00 %
DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	27,88 %
DB Phoebus Lux S.à.r.l., Luxemburg[3]	74,90 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45,51 %
Discovery Russian Realty Paveletskaya Project Ltd., George Town	33,33 %
DMG & Partners Securities Pte. Ltd., Singapur	49,00 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexiko Stadt	49,00 %
Fondo Immobiliare Chiuso Piramide Globale, Mailand	42,45 %
Force 2005–1 Limited Partnership, St. Helier	40,00 %
Gemeng International Energy Group Company Limited, Taiyuan[2]	19,00 %
Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10,00 %
K&N Kenanga Holdings Bhd, Kuala Lumpur[2]	16,55 %
Ligusterfonds, Amsterdam	25,85 %
Makkolli Trading Ltd, Hamilton	45,00 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Grünwald	25,03 %
Mountaineer Natural Gas Trust, Wilmington	50,00 %
Paternoster Limited, Douglas	30,99 %
PX Holdings Limited, Stockton on Tees	43,00 %
Redwood Russia PLP1 Limited, St. Helier	40,10 %
Rongde Asset Management Company Limited, Peking	40,70 %
RREEF America REIT III, Inc., Chicago[2]	9,67 %
RREEF Global Opportunities Fund II LLC, Wilmington[2]	9,90 %
STC Capital YK, Tokio	50,00 %
SWIP Multi Manager Global Real Estate Fund, London	24,70 %
SWIP Property Trust, London	37,38 %
SWIP UK Income Fund, London	35,99 %
SWIP UK Smaller Cos, London	34,24 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, München	36,98 %

1 Alle wesentlichen nach der Equity Methode bilanzierten Beteiligungen sind assoziierte Unternehmen.
2 Der Konzern übt über Positionen in Aufsichtsgremien oder durch andere Maßnahmen einen maßgeblichen Einfluss auf das Beteiligungsunternehmen aus.
3 Der Konzern hat keinen beherrschenden Einfluss auf das Beteiligungsunternehmen.

Die folgende Tabelle zeigt eine Zusammenfassung der aggregierten Finanzinformationen der wesentlichen nach der Equity Methode bilanzierten Beteiligungen.

in Mio €	31.12.2007	31.12.2006
Summe der Aktiva	22.107	20.062
Summe der Verbindlichkeiten	13.272	12.113
Erträge	2.368	2.344
Gewinn/Verlust (-)	528	1.195

Die nachstehende Tabelle zeigt das Ergebnis aus allen nach der Equity Methode bilanzierten Beteiligungen.

in Mio €	2007	2006
Ergebnis aus den nach der Equity Methode bilanzierten Beteiligungen:		
Anteiliges Ergebnis der Beteiligungsunternehmen	358	207
Gewinne/Verluste (-) aus der Veräußerung von Beteiligungen[1]	9	217
Wertminderungen	– 14	– 5
Ergebnis aus den nach der Equity Methode bilanzierten Beteiligungen insgesamt	**353**	**419**

1 Gewinne/Verluste aus der Veräußerung von Beteiligungen enthielten in 2006 einen Gewinn von 131 Mio € aus der Veräußerung der restlichen Beteiligung an der EUROHYPO AG.

Es gab keine anteiligen unrealisierten Verluste aus den nach der Equity Methode bilanzierten Beteiligungen, weder in 2007 noch kumuliert.

Nach der Equity Methode bilanzierte Beteiligungen mit einem Buchwert von 160 Mio € zum 31. Dezember 2007 (zum 31. Dezember 2006: 219 Mio €), für die veröffentlichte Preisnotierungen vorlagen, wiesen einen gesamten Fair Value von 168 Mio € auf (2006: 228 Mio €).

Der Konzern ist keinen signifikanten Verpflichtungen aus Eventualverbindlichkeiten der Beteiligungsgesellschaften ausgesetzt.

Sowohl im Geschäftsjahr 2007 als auch im Geschäftsjahr 2006 unterlag keine der Beteiligungsgesellschaften Transferbeschränkungen hinsichtlich Zahlungen in Form von Dividenden oder der Rückzahlung von Krediten.

[15] FORDERUNGEN AUS DEM KREDITGESCHÄFT

Die nachfolgende Übersicht stellt die Zusammensetzung der Forderungen aus dem Kreditgeschäft nach Branchen dar.

in Mio €	31.12.2007	31.12.2006
Banken und Versicherungen	12.850	12.364
Verarbeitendes Gewerbe	16.067	13.727
Private Haushalte (ohne Hypothekenkredite)	25.323	25.925
Private Haushalte – Hypothekenkredite	45.540	43.658
Öffentliche Haushalte	5.086	4.153
Handel	8.916	10.515
Gewerbliche Immobilien	16.476	14.042
Leasingfinanzierungen	3.344	3.290
Sonstige	67.086	52.644
Forderungen aus dem Kreditgeschäft, brutto	**200.689**	**180.318**
Abgegrenzte Aufwendungen (–)/unrealisierte Erträge	92	124
Forderungen aus dem Kreditgeschäft, abzüglich abgegrenzter Aufwendungen (–)/unrealisierter Erträge	**200.597**	**180.194**
Abzüglich Wertberichtigungen für Kreditausfälle	1.705	1.670
Forderungen aus dem Kreditgeschäft	**198.892**	**178.524**

Weitere Informationen zu Forderungen aus dem Kreditgeschäft finden sich in der Note [37].

[16] RISIKOVORSORGE IM KREDITGESCHÄFT

Die Risikovorsorge im Kreditgeschäft setzt sich aus Wertberichtigungen für Kreditausfälle und Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft zusammen.

Die nachstehende Tabelle zeigt die Entwicklung der Wertberichtigungen für Kreditausfälle für die angegebenen Zeiträume.

			2007			2006
in Mio €	Einzeln ermittelt	Kollektiv ermittelt	Insgesamt	Einzeln ermittelt	Kollektiv ermittelt	Insgesamt
Bestand am Jahresanfang	**985**	**684**	**1.670**	**1.124**	**708**	**1.832**
Wertberichtigungen für Kreditausfälle	146	505	651	16	336	352
Nettoabschreibungen	– 149	– 378	– 527	– 116	– 328	– 444
Abschreibungen	– 244	– 508	– 752	– 272	– 460	– 732
Eingänge aus abgeschriebenen Krediten	95	130	225	156	132	288
Veränderungen des Konsolidierungskreises	–	–	–	–	–	–
Wechselkursänderungen/Sonstige	– 52	– 36	– 88	– 39	– 32	– 70
Bestand am Jahresende	**930**	**775**	**1.705**	**985**	**684**	**1.670**

Die nachstehende Tabelle zeigt die Veränderungen in den Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft des Konzerns, die sich aus Eventualverbindlichkeiten und ausleihebezogenen Zusagen zusammensetzen.

in Mio €	2007 Einzeln ermittelt	2007 Kollektiv ermittelt	2007 Insgesamt	2006 Einzeln ermittelt	2006 Kollektiv ermittelt	2006 Insgesamt
Bestand am Jahresanfang	**127**	**129**	**256**	**184**	**132**	**316**
Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft	– 32	– 6	– 38	– 56	2	– 53
Veränderungen des Konsolidierungskreises	7	3	10	1	–	1
Wechselkursänderungen	– 1	– 8	– 8	– 2	– 5	– 7
Bestand am Jahresende	**101**	**118**	**219**	**127**	**129**	**256**

[17] AUSBUCHUNG VON FINANZIELLEN VERMÖGENSWERTEN

Die Rechnungslegungsgrundsätze des Konzerns für die Ausbuchung von finanziellen Vermögenswerten sowie für die Bilanzierung im Rahmen eines fortgeführten Engagements werden in Note [1] beschrieben.

Der Konzern tritt in Transaktionen ein, bei denen er zuvor erfasste finanzielle Vermögenswerte wie festverzinsliche Wertpapiere, Aktien und Forderungen des Handelsbestands überträgt, bei denen er aber alle wesentlichen mit diesen Vermögenswerten verbundenen Risiken und Chancen zurückbehält. Infolgedessen werden diese Vermögenswerte nicht ausgebucht, sondern als besicherte Kreditvergabe („Secured Financing") bilanziert. Vom Konzern abgeschlossene Transaktionen dieser Art sind vor allem Wertpapierpensionsgeschäfte (Repos) und Wertpapierleihen und Total-Return-Swap-Geschäfte. Bei diesen Transaktionen behält der Konzern im Wesentlichen alle Kredit-, Aktienkurs-, Zins- und Währungsrisiken zurück, die mit den Vermögenswerten und den daraus resultierenden Ergebnissen verbunden sind.

Die folgende Tabelle zeigt die Arten der übertragenen Vermögenswerte, die nicht für eine Ausbuchung qualifizieren, die zugrunde liegenden Transaktionen und die damit verbundenen Verbindlichkeiten.

Buchwert der übertragenen Vermögenswerte in Mio €	31.12.2007	31.12.2006
Nicht ausgebuchte Wertpapiere des Handelsbestands aus:		
Wertpapierpensionsgeschäften	170.538	86.655
Wertpapierleihen	30.884	48.558
Total Return Swaps	4.871	3.024
Wertpapiere des Handelsbestands insgesamt	**206.293**	**138.237**
Sonstige Handelsaktiva:	176	2.830
Insgesamt	**206.469**	**141.067**
Buchwert der damit verbundenen Verbindlichkeit	**168.772**	**98.367**

Vermögenswerte werden in der Regel im Rahmen eines fortgeführten Engagements bilanziert, wenn der Konzern Ansprüche auf Cashflows aus einem Vermögenswert beibehält, weiterhin einem aus dem übertragenen Vermögenswert resultierenden Ausfallrisiko ausgesetzt bleibt oder Derivatekontrakte mit Verbriefungsgesellschaften eingeht.

Die folgende Tabelle enthält weitere Angaben zum Buchwert der übertragenen Vermögenswerte, in denen der Konzern ein fortgeführtes Engagement eingegangen ist. Die mit dem übertragenen Vermögenswert verbundene Verbindlichkeit entspricht etwa dem Vermögenswert, der weiterhin erfasst wird.

in Mio €	31.12.2007	31.12.2006
Buchwert der übertragenen ursprünglichen Vermögenswerte		
Wertpapiere des Handelsbestands	9.052	6.522
Sonstige Handelsaktiva	3.695	1.257
Buchwert der weiterhin bilanzierten Vermögenswerte		
Wertpapiere des Handelsbestands	6.489	5.615
Sonstige Handelsaktiva	1.062	345

[18] ALS SICHERHEIT VERPFÄNDETE UND ERHALTENE VERMÖGENSWERTE

Der Konzern verpfändet Vermögenswerte als Sicherheit für Verbindlichkeiten aus Wertpapierpensions- und -leihegeschäften. Diese Geschäfte werden in der Regel zu handelsüblichen, in Standardverträgen für durch Wertpapiere unterlegte Leihegeschäfte festgelegten Bedingungen ausgeführt. Zusätzlich verpfändet der Konzern Vermögenswerte im Rahmen von sonstigen Leihegeschäften und als Sicherheitsleistungen für Verbindlichkeiten aus OTC-Derivategeschäften. Der Buchwert der vom Konzern als Sicherheit verpfändeten Vermögenswerte stellt sich wie folgt dar.

in Mio €	31.12.2007	31.12.2006
Verzinsliche Einlagen bei Kreditinstituten	436	119
Zum Fair Value bewertete finanzielle Vermögenswerte	199.696	129.057
Zur Veräußerung verfügbare finanzielle Vermögenswerte	866	973
Forderungen aus dem Kreditgeschäft	14.846	12.434
Sachanlagen	183	249
Insgesamt	**216.027**	**142.832**

In der Konzernbilanz gesondert ausgewiesene verpfändete Vermögenswerte, bei denen der Sicherungsnehmer das vertragliche Recht oder Gewohnheitsrecht besitzt, die Sicherheit zu veräußern oder weiterzuverpfänden, sind in diesen Werten enthalten. Am 31. Dezember 2007 belief sich ihr Wert auf 158 Mrd € (2006: 87 Mrd €).

Zum 31. Dezember 2007 hat der Konzern Sicherheiten mit einem Fair Value von 462 Mrd € (2006: 389 Mrd €) aus Wertpapierpensions- und -leihegeschäften, Derivategeschäften, Krediten gegen Wertpapiersicherheiten und anderen Transaktionen erhalten. Diese Geschäfte werden in der Regel zu Bedingungen, die für standardisierte durch Wertpapiere unterlegte Leihegeschäfte und für die sonstigen beschriebenen Transaktionen üblich sind, ausgeführt. Der Konzern hat als Sicherungsnehmer das Recht zur Veräußerung oder Weiterverpfändung der erhaltenen Sicherheiten, sofern er bei Beendigung der Transaktion gleichwertige Wertpapiere zurückgibt.

Von diesen Sicherheiten waren zum 31. Dezember 2007 438 Mrd € (2006: 355 Mrd €) veräußert oder verpfändet, um insbesondere Leerverkäufe sowie Wertpapierpensions- und -leihegeschäfte zu bedienen.

[19] SACHANLAGEN

in Mio €	Eigengenutzte Immobilien	Betriebs- und Geschäftsausstattung	Einbauten in gemieteten Räumen	Anlagen im Bau	Insgesamt
Anschaffungskosten:					
Bestand zum 1. Januar 2006	**2.564**	**2.342**	**1.314**	**73**	**6.293**
Veränderung des Konsolidierungskreises	45	13	2	–	60
Zugänge	249	202	73	82	606
Reklassifizierung	3	7	28	– 41	– 3
Reklassifizierung in zur Veräußerung gehaltene Sachanlagen	–	–	–	–	–
Abgänge	127	159	45	2	333
Wechselkursänderungen/Sonstige	– 90	– 59	– 33	– 1	– 183
Bestand zum 31. Dezember 2006	**2.644**	**2.346**	**1.339**	**111**	**6.440**
Veränderung des Konsolidierungskreises	– 219	10	26	–	– 183
Zugänge	26	353	209	87	675
Reklassifizierung	– 2	10	78	– 69	17
Reklassifizierung in zur Veräußerung gehaltene Sachanlagen	62	10	–	–	72
Abgänge	742	312	145	2	1.201
Wechselkursänderungen/Sonstige	– 103	– 100	– 63	– 3	– 269
Bestand zum 31. Dezember 2007	**1.542**	**2.297**	**1.444**	**124**	**5.407**
Kumulierte Abschreibungen und Wertminderungen:					
Bestand zum 1. Januar 2006	**700**	**1.746**	**619**	**–**	**3.065**
Veränderung des Konsolidierungskreises	3	8	1	–	12
Abschreibungen	53	217	139	–	409
Wertminderungen	–	1	–	–	1
Wertaufholungen	–	–	–	–	–
Reklassifizierung	– 1	–	– 12	–	– 13
Reklassifizierung in zur Veräußerung gehaltene Sachanlagen	–	–	–	–	–
Abgänge	29	149	32	–	210
Wechselkursänderungen/Sonstige	– 14	– 41	– 10	–	– 65
Bestand zum 31. Dezember 2006	**712**	**1.782**	**705**	**–**	**3.199**
Veränderung des Konsolidierungskreises	39	– 1	1	–	39
Abschreibungen	65	224	142	–	431
Wertminderungen	1	1	10	–	12
Wertaufholungen	–	–	–	–	–
Reklassifizierung	– 3	–	24	–	21
Reklassifizierung in zur Veräußerung gehaltene Sachanlagen	49	8	–	–	57
Abgänge	190	250	65	–	505
Wechselkursänderungen/Sonstige	– 14	– 90	– 38	–	– 142
Bestand zum 31. Dezember 2007	**561**	**1.658**	**779**	**–**	**2.998**
Bilanzwert:					
Zum 31. Dezember 2006	**1.932**	**564**	**634**	**111**	**3.241**
Zum 31. Dezember 2007	**981**	**639**	**665**	**124**	**2.409**

Die im Geschäftsjahr 2007 in den „Sachaufwendungen und sonstige Aufwendungen" ausgewiesenen Wertminderungen resultieren hauptsächlich aus der Renovierung der Konzernzentrale (Taunusanlage) in Frankfurt.

Die Buchwerte von Sachanlagen, die einer Verkaufsrestriktion unterliegen, beliefen sich zum 31. Dezember 2007 auf 149 Mio €.

[20] LEASINGVERHÄLTNISSE

Der Konzern tritt als Leasingnehmer für Sachanlagen auf.

FINANZIERUNGSLEASINGVERHÄLTNISSE

Die folgende Tabelle zeigt den Nettobuchwert für die jeweilige Anlageklasse, die im Rahmen der Finanzierungsleasingverhältnisse gehalten wird.

in Mio €	31.12.2007	31.12.2006
Grundstücke und Gebäude	97	179
Betriebs- und Geschäftsausstattung	3	4
Sonstige	–	–
Buchwert am Jahresende	**100**	**183**

Darüber hinaus hat der Konzern Untermietverträge mit einem Volumen von 309 Mio € zum 31. Dezember 2007 und 369 Mio € zum 31. Dezember 2006 abgeschlossen, die als Finanzierungsleasing klassifiziert werden.

Die nachfolgende Tabelle enthält die künftigen Mindestmietzahlungen aus den Finanzierungsverhältnissen des Konzerns.

in Mio €	31.12.2007	31.12.2006
Künftige Mindestleasingzahlungen		
bis 1 Jahr	199	123
1 bis 5 Jahre	186	358
länger als 5 Jahre	347	427
Künftige Mindestleasingzahlungen insgesamt	**732**	**908**
Abzüglich Zinsanteil	282	323
Barwert der Mindestleasingzahlungen aus Finanzierungsleasing	**450**	**585**

Die Summe der künftigen Mindestzahlungen aus Untermietverhältnissen, deren Erhalt aufgrund von unkündbaren Untermietverhältnissen erwartet wird, belief sich zum Bilanzstichtag 2007 auf 421 Mio € (2006: 437 Mio €). Zum 31. Dezember 2007 betrugen die in der Gewinn-und-Verlust-Rechnung ausgewiesenen bedingten Mietzahlungen 0,4 Mio €.

OPERATING-LEASING-VERHÄLTNISSE

Die nachfolgende Tabelle enthält die künftigen Mindestmietzahlungen aus den Operating-Leasing-Verhältnissen des Konzerns.

in Mio €	31.12.2007	31.12.2006
Künftige Mindestleasingzahlungen		
bis 1 Jahr	639	564
1 bis 5 Jahre	1.789	1.588
länger als 5 Jahre	1.815	1.112
Künftige Mindestleasingzahlungen insgesamt	**4.243**	**3.264**
Abzüglich Leasingeinnahmen aus Weitervermietung (Mindestbetrag)	253	330
Nettomindestleasingzahlungen	**3.990**	**2.934**

Im Geschäftsjahr 2007 wurden im Rahmen von Miet- und Untermietverhältnissen insgesamt 708 Mio € gezahlt, davon wurden 752 Mio € für Mindestleasingzahlungen zuzüglich 21 Mio € für bedingte Mietzahlungen geleistet, abzüglich erhaltener Zahlungen aus Untermietverhältnissen in Höhe von 64 Mio €.

[21] GOODWILL UND SONSTIGE IMMATERIELLE VERMÖGENSWERTE

GOODWILL

VERÄNDERUNGEN DES GOODWILL

Der Bilanzwert des Goodwill sowie die Bruttobeträge und die kumulierten Wertminderungen des Goodwill haben sich in den Geschäftsjahren 2007 und 2006 pro Segment wie folgt entwickelt.

in Mio €	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Insgesamt
Bestand zum 1. Januar 2006	**3.383**	**485**	**2.837**	**240**	**100**	**7.045**
Zugänge	171	–	419	235	33	858
Umbuchungen	–	1	–	– 1	–	–
Abgänge, die nicht als zum Verkauf bestimmt klassifiziert werden	–	–	– 1	– 1	–	– 2
Wertminderungen[1]	–	–	–	–	– 31	– 31
Wechselkursänderungen/Sonstige	– 326	– 38	– 218	– 3	– 15[2]	– 600
Bestand zum 31. Dezember 2006	**3.228**	**448**	**3.037**	**470**	**87**	**7.270**
Bruttobetrag des Goodwill	**3.228**	**448**	**3.037**	**470**	**294**	**7.477**
Kumulierte Wertminderungen	–	–	–	–	**– 207**	**– 207**
Bestand zum 1. Januar 2007	**3.228**	**448**	**3.037**	**470**	**87**	**7.270**
Anpassungen von im Vorjahr erworbenem Goodwill zum Erwerbszeitpunkt	–	–	–	– 8	–	– 8
Zugänge	177	3	–	514	–	694
Abgänge, die nicht als zum Verkauf bestimmt klassifiziert werden	–	–	– 26	–	– 34	– 60
Wertminderungen[1]	–	–	–	–	– 54	– 54
Wechselkursänderungen/Sonstige	– 329	– 35	– 242	– 5	1	– 610
Bestand zum 31. Dezember 2007	**3.076**	**416**	**2.769**	**971**	–	**7.232**
Bruttobetrag des Goodwill	**3.076**	**416**	**2.769**	**971**	**261**	**7.493**
Kumulierte Wertminderungen	–	–	–	–	**– 261**	**– 261**

1 Wertminderungen auf Goodwill werden als Wertminderung auf immaterielle Vermögenswerte in der Gewinn-und-Verlust-Rechnung ausgewiesen.
2 Einschließlich einer Minderung des Goodwill um 13 Mio € im Zusammenhang mit in den vorangegangenen Geschäftsjahren erfolgten Abschreibungen für zum Verkauf bestimmte Vermögenswerte.

Im Geschäftsjahr 2007 ist der wesentliche Zugang beim Goodwill im Bereich Private & Business Clients auf die Übernahme der Berliner Bank zurückzuführen, auf die ein Beitrag von 508 Mio € entfiel. Der wesentliche Zugang beim Goodwill im Bereich Corporate Banking & Securities steht im Zusammenhang mit der Akquisition von MortgageIT Holdings Inc., auf die ein Beitrag von 149 Mio € entfiel.

Im Geschäftsjahr 2006 ist der wesentliche Zugang beim Goodwill im Bereich Asset and Wealth Management auf die Übernahme von Tilney Group Limited zurückzuführen, auf die ein Beitrag von 419 Mio € entfiel. Während im Bereich Private & Business Clients die Akquisition der norisbank zu einem Goodwill von 230 Mio € führte, trug die Übernahme der restlichen 60 % an der United Financial Group („UFG") im Bereich Corporate Banking & Securities 166 Mio € zum Goodwill bei.

Im ersten Quartal 2007 wurde eine Werthaltigkeitsprüfung des Goodwill im Bereich Corporate Investments durchgeführt, nachdem der Bereich einen Gewinn von 178 Mio € im Zusammenhang mit seiner nach der Equity Methode bilanzierten Beteiligung an der Deutsche Interhotel Holding GmbH & Co. KG realisiert hatte. Diese Prüfung ergab eine Wertminderung des Goodwill von insgesamt 54 Mio €.

Im Geschäftsjahr 2006 wurde im Konzernbereich Corporate Investments eine Wertminderung des Goodwill in Höhe von 31 Mio € verzeichnet. Diese Wertminderung stand im Zusammenhang mit einer Private-Equity-Beteiligung in Brasilien, die nicht in die zahlungsmittelgenerierende Einheit integriert war. Die Wertminderung war auf Änderungen der lokalen Gesetzgebung zurückzuführen, durch die bestimmte Geschäftsaktivitäten eingeschränkt wurden. Der Fair Value abzüglich Verkaufskosten der Beteiligung wurde auf Basis einer Discounted-Cashflow-Methode ermittelt.

WERTHALTIGKEITSPRÜFUNG DES GOODWILL

Goodwill wird für die Überprüfung der Werthaltigkeit den zahlungsmittelgenerierenden Einheiten zugewiesen, wobei die Geschäftsbereichsebene, auf der Goodwill für interne Managementzwecke überwacht wird, berücksichtigt wird. Als zahlungsmittelgenerierende Einheiten des Konzerns gelten demzufolge Global Markets und Corporate Finance im Segment Corporate Banking & Securities, Global Transaction Banking, Asset Management und Private Wealth Management im Segment Asset and Wealth Management sowie Private & Business Clients und Corporate Investments. Zum Jahresende 2007 wiesen sechs dieser sieben Einheiten Goodwill aus. Die Bilanzwerte des Goodwill für die Geschäftsjahre 2007 und 2006 in den einzelnen zahlungsmittelgenerierenden Einheiten, die unter der Ebene der Segmente liegen, sind in der folgenden Tabelle dargestellt.

in Mio €	Global Markets	Corporate Finance	Corporate Banking & Securities insgesamt	Asset Management	Private Wealth Management	Asset and Wealth Management insgesamt
Zum 31. Dezember 2006	**2.148**	**1.080**	**3.228**	**1.963**	**1.074**	**3.037**
Zum 31. Dezember 2007	**2.098**	**978**	**3.076**	**1.794**	**975**	**2.769**

Der Goodwill wird im vierten Quartal jedes Geschäftsjahres auf seine Werthaltigkeit hin überprüft, indem der erzielbare Betrag jeder zahlungsmittelgenerierenden Einheit, die Goodwill ausweist, mit deren Bilanzwert verglichen wird. Der Bilanzwert einer zahlungsmittelgenerierenden Einheit ergibt sich aus dem Betrag an Eigenkapital, der einer zahlungsmittelgenerierenden Einheit zugeordnet wird. Dabei werden auch die Höhe des Goodwill sowie nicht abzuschreibende immaterielle Vermögenswerte einer zahlungsmittelgenerierenden Einheit berücksichtigt. Der erzielbare Betrag entspricht dem jeweils höheren Wert aus dem Fair Value einer zahlungsmittelgenerierenden Einheit abzüglich Verkaufskosten und dem Nutzungswert. Die jährliche Werthaltigkeitsprüfung des Goodwill für die Geschäftsjahre 2007 und 2006 führte zu keiner Wertminderung, da der erzielbare Betrag für alle zahlungsmittelgenerierenden Einheiten höher war als ihr entsprechender Bilanzwert.

Die folgenden Abschnitte erläutern, wie der Konzern den erzielbaren Betrag seiner zahlungsmittelgenerierenden Einheiten, die Goodwill ausweisen, ermittelt. Ferner werden Informationen über bestimmte wesentliche Annahmen gegeben, die das Management für die Ermittlung des erzielbaren Betrags zugrunde legt.

ERZIELBARER BETRAG

Der Konzern ermittelt den erzielbaren Betrag aller zahlungsmittelgenerierenden Einheiten auf der Grundlage des Fair Value abzüglich Verkaufskosten. Da beobachtbare Marktpreise für die zahlungsmittelgenerierenden Einheiten des Konzerns nicht regelmäßig verfügbar sind, basiert der Fair Value auf den verfügbaren Informationen, die am ehesten den Betrag widerspiegeln, welchen der Konzern bei einem Verkauf zu Marktbedingungen unter sachverständigen und vertragswilligen Parteien nach Abzug der Veräußerungskosten erzielen könnte. Dazu zählen Informationen zu Transaktionen und Marktwerten der jüngeren Vergangenheit, die für gleichartige Vermögenswerte oder Gruppen von Vermögenswerten in der maßgeblichen Branche beziehungsweise dem maßgeblichen Markt vorliegen, sowie Bewertungsmethoden wie Discounted-Cashflow-Berechnungen (DCF-Berechnungen).

Für die meisten zahlungsmittelgenerierenden Einheiten des Konzerns wird der Fair Value auf der Grundlage von DCF-Berechnungen ermittelt. Für Asset Management wird der Fair Value auf Basis von Marktmultiplikatoren einer entsprechenden Gruppe von Vergleichsunternehmen für verschiedene geschäftsspezifische Kenngrößen (wie Ertrags- und Kurs-Gewinn-Multiplikatoren) bestimmt. In diesem Fall wird der Fair Value auf der Grundlage der DCF-Berechnung für die Validierung der Ergebnisse des multiplikatorgestützten Verfahrens berücksichtigt.

Bei der DCF-Methode wendet der Konzern ein den Besonderheiten des Bankgeschäfts und dessen aufsichtsrechtlichem Umfeld angepasstes Dividendendiskontierungsmodell (Dividend Discount Model, DDM) an. Mithilfe des Modells wird der Barwert der geschätzten zukünftigen Ergebnisse berechnet, die nach Erfüllung der entsprechenden aufsichtsrechtlichen Kapitalanforderungen an die Anteilseigner ausgeschüttet werden können.

Das DDM basiert auf Ergebnisprognosen auf der Grundlage von Finanzplänen, die vom Management für einen Dreijahreszeitraum beschlossen wurden. Zum Zweck der Werthaltigkeitsprüfung des Goodwill werden die beschlossenen Pläne um zwei weitere Jahre extrapoliert, um ein nachhaltiges Niveau für das geschätzte zukünftige Ergebnis zu ermitteln, welches auf den Barwert abgezinst wird. Die Schätzung der zukünftigen Ergebnisse erfordert eine Beurteilung der bisherigen und tatsächlichen Performance sowie der voraussichtlichen Entwicklungen der entsprechenden Märkte und des gesamtwirtschaftlichen Umfelds. Bei Ergebnisprognosen über den ursprünglichen Fünfjahreszeitraum hinaus wird von einem konstanten Anstieg ausgegangen. Grundlage hierfür ist eine langfristige Wachstumsrate, die auf den Erwartungen für die Entwicklung des Bruttoinlandsprodukts (BIP) und der Inflationsrate basiert. Der Barwert dieser Ergebnisprognosen wird mithilfe einer ewigen Rente erfasst.

Die auf dieser Grundlage ermittelten Fair Values werden darüber hinaus der Sicht von Marktteilnehmern gegenübergestellt. Dies erfolgt zum Beispiel mittels der von Aktienanalysten durchgeführten Bewertungen des Konzerns und seiner Segmente.

WESENTLICHE ANNAHMEN UND SENSITIVITÄTEN
Der Fair Value einer zahlungsmittelgenerierenden Einheit reagiert sensibel auf den Diskontierungszinssatz, der den Ergebnisprognosen zugrunde gelegt wird, sowie in deutlich geringerem Maße auf die langfristige Wachstumsrate. Die angewandten Diskontierungszinssätze wurden auf Basis des Capital Asset Pricing Model ermittelt, das einen risikolosen Zinssatz, eine Marktrisikoprämie und einen Faktor für das systematische Risiko (Beta-Faktor) beinhaltet. Die Werte für den risikolosen Zinssatz, die Marktrisikoprämie und die Betafaktoren werden mithilfe externer Informationsquellen festgelegt. Geschäftsspezifische Betafaktoren basieren auf den Daten einer entsprechenden Gruppe von Vergleichsunternehmen. Schwankungen der vorgenannten Komponenten könnten sich auf die Berechnung der Diskontierungszinssätze auswirken. Die im Geschäftsjahr 2007 auf die zahlungsmittelgenerierenden Einheiten angewandten Diskontierungszinssätze liegen zwischen 9,6 % und 10,5 %.

SENSITIVITÄTEN: Bei der Validierung der für die zahlungsmittelgenerierenden Einheiten ermittelten Fair Values werden die wesentlichen Werttreiber jeder zahlungsmittelgenerierenden Einheit jährlich überprüft. Zusätzlich wurden die für das DDM und das Marktmultiplikatoren-Modell herangezogenen wesentlichen Annahmen wie beispielsweise Diskontierungszinssatz und langfristige Wachstumsrate einer Sensitivitätsprüfung unterzogen, um die Belastbarkeit der Fair Values zu testen. Vor diesem Hintergrund ist das Management der Auffassung, dass realistische Änderungen der wesentlichen Annahmen für die Ermittlung des erzielbaren Betrags der zahlungsmittelgenerierenden Einheiten des Konzerns nicht zu einer Wertminderung führen.

SONSTIGE IMMATERIELLE VERMÖGENSWERTE
Sonstige immaterielle Vermögenswerte werden in selbst erstellte immaterielle Vermögenswerte, die ausschließlich intern entwickelte Software umfassen, und erworbene immaterielle Vermögenswerte unterteilt. Erworbene immaterielle Vermögenswerte werden weiter in abzuschreibende und nicht abzuschreibende sonstige immaterielle Vermögenswerte aufgeteilt.

Die folgende Tabelle zeigt die Veränderungen bei den sonstigen immateriellen Vermögenswerten nach Anlageklassen in den Geschäftsjahren 2007 und 2006.

	Selbst erstellte immaterielle Vermögenswerte	Erworbene immaterielle Vermögenswerte							
		Abzuschreibende				Nicht abzuschreibende			
in Mio €	Software	Kundenbezogene immaterielle Vermögenswerte	Wert des erworbenen Versicherungsgeschäfts	Sonstige	Abzuschreibende erworbene immaterielle Vermögenswerte insgesamt	Rechte aus Vermögensverwaltungsverträgen im Publikumsfondsgeschäft	Sonstige	Nicht abzuschreibende erworbene immaterielle Vermögenswerte insgesamt	Sonstige immaterielle Vermögenswerte insgesamt
Anschaffungs-/Herstellungskosten:									
Bestand zum 1. Januar 2006	**391**	**215**	**–**	**436**	**651**	**978**	**8**	**986**	**2.028**
Zugänge	9	30	–	39	69	–	–	–	78
Veränderungen des Konsolidierungskreises	–	174	–	15	189	–	–	–	189
Abgänge	8	–	–	51	51	–	–	–	59
Reklassifizierungen in zum Verkauf bestimmt	–	–	–	–	–	–	–	–	–
Wechselkursänderungen	– 23	– 19	–	– 22	– 41	– 101	–	– 101	– 165
Sonstige	–	–	–	–	–	–	–	–	–
Bestand zum 31. Dezember 2006	**369**	**400**	**–**	**417**	**817**	**877**	**8**	**885**	**2.071**
Zugänge	32	122	–	48	170	–	3	3	205
Veränderungen des Konsolidierungskreises	–	40	912	19	971	–	–	–	971
Abgänge	–	–	–	28	28	–	–	–	28
Reklassifizierungen in zum Verkauf bestimmt	–	–	–	4	4	–	–	–	4
Wechselkursänderungen	– 27	– 28	– 49	– 20	– 97	– 91	–	– 91	– 215
Sonstige	–	–	–	–	–	–	–	–	–
Bestand zum 31. Dezember 2007	**374**	**534**	**863**	**432**	**1.829**	**786**	**11**	**797**	**3.000**
Kumulierte Abschreibungen und Wertminderungen:									
Bestand zum 1. Januar 2006	**329**	**82**	**–**	**321**	**403**	**–**	**–**	**–**	**732**
Abschreibungen für das Geschäftsjahr	28	28	–	33	61	–	–	–	89[1]
Abgänge	7	–	–	48	48	–	–	–	55
Reklassifizierungen in zum Verkauf bestimmt	–	–	–	–	–	–	–	–	–
Wertminderungen	–	–	–	–	–	–	–	–	–
Wertaufholungen	–	–	–	–	–	–	–	–	–
Wechselkursänderungen	– 16	– 7	–	– 14	– 21	–	–	–	– 37
Sonstige	–	–	–	–	–	–	–	–	–
Bestand zum 31. Dezember 2006	**334**	**103**	**–**	**292**	**395**	**–**	**–**	**–**	**729**
Abschreibungen für das Geschäftsjahr	17	57	8	31	96	–	–	–	113[2]
Abgänge	–	–	–	19	19	–	–	–	19
Reklassifizierungen in zum Verkauf bestimmt	–	–	–	3	3	–	–	–	3
Wertminderungen	–	2	–	3	5	74	–	74	79[3]
Wertaufholungen	–	–	–	–	–	–	–	–	–
Wechselkursänderungen	– 23	– 13	–	– 14	– 27	–	–	–	– 50
Sonstige	–	–	–	–	–	–	–	–	–
Bestand zum 31. Dezember 2007	**328**	**149**	**8**	**290**	**447**	**74**	**–**	**74**	**849**
Bilanzwert:									
zum 31. Dezember 2006	**35**	**297**	**–**	**125**	**422**	**877**	**8**	**885**	**1.342**
zum 31. Dezember 2007	**46**	**385**	**855**	**142**	**1.382**	**712**	**11**	**723**	**2.151**

1 Davon 75 Mio € in Sachaufwand und sonstiger Aufwand und 14 Mio € in Provisionsüberschuss enthalten. Letzteres bezog sich auf die Abschreibung von Ansprüchen aus der Verwaltung von Hypothekendarlehen.

2 Davon 98 Mio € in Sachaufwand und sonstiger Aufwand und 15 Mio € in Provisionsüberschuss enthalten. Letzteres bezog sich auf die Abschreibung von Ansprüchen aus der Verwaltung von Hypothekendarlehen.

3 Davon wurden 74 Mio € als Wertminderung auf immaterielle Vermögenswerte und 5 Mio € in Sachaufwand und sonstiger Aufwand erfasst.

ABZUSCHREIBENDE IMMATERIELLE VERMÖGENSWERTE

Die Zugänge zu sonstigen immateriellen Vermögenswerten sind im Wesentlichen auf die Akquisition von Abbey Life Assurance Limited zurückzuführen. Infolge dieser Akquisition wurde der Wert des erworbenen Versicherungsgeschäfts in Höhe von 912 Mio € aktiviert. Dieser spiegelt den Barwert der zukünftigen Zahlungsströme eines Portfolios langfristiger Versicherungs- und Investmentverträge wider. Der Wert des erworbenen Versicherungsgeschäfts wird abgeschrieben. Der Abschreibungszeitraum endet voraussichtlich im Jahr 2036 (weitere Informationen sind in Note [1] und in Note [40] enthalten).

Im Geschäftsjahr 2007 wurden Wertminderungen auf erworbene Software und kundenbezogene immaterielle Vermögenswerte von 3 Mio € beziehungsweise 2 Mio € als Sachaufwand und sonstiger Aufwand in der Gewinn-und-Verlust-Rechnung erfasst. Die Wertminderung auf die erworbene Software wurde im Bereich Asset and Wealth Management erfasst und die Wertminderung auf kundenbezogene immaterielle Vermögenswerte wurde im Bereich Global Transaction Banking erfasst.

Sonstige immaterielle Vermögenswerte mit begrenzter Nutzungsdauer werden in der Regel linear über ihre Nutzungsdauer abgeschrieben (mit Ausnahme des Werts des erworbenen Versicherungsgeschäfts, wie in Note [1] und in Note [40] erläutert, und der Ansprüche aus der Verwaltung von Hypothekendarlehen). Ansprüche aus der Verwaltung von Hypothekendarlehen werden proportional über den erwarteten Zeitraum, in dem die Erträge aus der Verwaltung anfallen, abgeschrieben. Die folgende Tabelle zeigt die Nutzungsdauer der verschiedenen Anlageklassen.

	Nutzungsdauer in Jahren
Selbst erstelle immaterielle Vermögenswerte:	
Software	1–3
Erworbene immaterielle Vermögenswerte:	
Kundenbezogene immaterielle Vermögenswerte	1–20
Wert des erworbenen Versicherungsgeschäfts	1–29
Sonstige	1–30

NICHT ABZUSCHREIBENDE IMMATERIELLE VERMÖGENSWERTE

Mehr als 98 % beziehungsweise 712 Mio € der nicht abzuschreibenden immateriellen Vermögenswerte beziehen sich auf das Publikumsfondsgeschäft des Konzerns in den USA und werden der zahlungsmittelgenerierenden Einheit Asset Management zugewiesen. Diese Vermögensverwaltungsverträge im Publikumsfondsgeschäft räumen DWS Scudder das ausschließliche Recht ein, eine Vielzahl von Investmentfonds für einen bestimmten Zeitraum zu verwalten. Da eine Verlängerung dieser Verträge einfach ist, die dafür anfallenden Kosten minimal sind und die Verträge bereits häufig verlängert wurden, rechnen wir in absehbarer Zukunft nicht mit einer Beendigung der Verträge. Die Rechte für die Verwaltung der zugrunde liegenden Vermögenswerte dürften für einen unbegrenzten Zeitraum Cashflows generieren. Die immateriellen Vermögenswerte wurden im Geschäftsjahr 2002 zum Zeitpunkt der Akquisition von Zurich Scudder Investments, Inc. durch den Konzern von unabhängiger Seite zum Fair Value bewertet.

Im vierten Quartal 2007 wurden Wertminderungen in Höhe von 74 Mio € als Wertminderung auf immaterielle Vermögenswerte in der Gewinn-und-Verlust-Rechnung erfasst. Diese Wertminderungen betreffen Vermögensverwaltungsverträge im Publikumsfondsgeschäft im Segment Asset and Wealth Management. Die Wertminderungen resultierten aus dem Rückgang sowohl laufender als auch künftiger operativer Ergebnisse und Cashflows aus Vermögensverwaltungsverträgen bezüglich bestimmter Geschlossener Fonds und Lebensversicherungsfonds, die von Zurich Scudder Investments, Inc. erworben worden waren. Die erzielbaren Beträge der Vermögenswerte wurden auf der Grundlage des Fair Value abzüglich Verkaufskosten ermittelt. Da Marktpreise für diese Vermögenswerte nicht verfügbar sind, basiert der Fair Value auf den verfügbaren Informationen, die am ehesten den Betrag widerspiegeln, welchen der Konzern bei einem Verkauf zu Marktbedingungen unter sachverständigen und vertragswilligen Parteien nach Abzug der Veräußerungskosten erzielen könnte. Demzufolge wurde der Fair Value anhand des Ertragswertverfahrens („Income Approach") auf der Grundlage einer Discounted-Cashflow-Methode nach Steuern (Residualwertmethode) ermittelt.

[22] ZUM VERKAUF BESTIMMTE VERMÖGENSWERTE

Zum 31. Dezember 2007 hatte der Konzern drei Veräußerungsgruppen (zwei Tochtergesellschaften und einen konsolidierten Fonds) sowie mehrere langfristige Vermögenswerte zum Verkauf bestimmt. Der Konzern hat die betreffenden Aktiva und Passiva unter Sonstige Aktiva und Sonstige Passiva ausgewiesen und mit dem niedrigeren Wert aus Buchwert oder Fair Value, vermindert um Veräußerungskosten, bewertet. Im Geschäftsjahr 2007 führte dies zu einem Aufwand von 2 Mio €, der im Vorsteuerergebnis des Konzernbereichs Corporate Investments (CI) ausgewiesen wurde.

Zwei der drei Veräußerungsgruppen waren dem Unternehmensbereich Asset and Wealth Management (AWM) zugeordnet. Dabei handelt es sich zum einen um eine in Italien ansässige Lebensversicherungsgesellschaft, für die im Dezember 2007 ein Verkaufsvertrag unterzeichnet wurde. Der Abschluss der Transaktion wird für das erste Halbjahr 2008 erwartet. Die zweite Veräußerungsgruppe bezieht sich auf einen Immobilienfonds in Nordamerika, der im ersten Quartal 2008 platziert werden soll. Die dritte Veräußerungsgruppe – eine Tochtergesellschaft in CI – war bereits zum 31. Dezember 2006 zum Verkauf bestimmt. Da in 2007 Umstände eintraten, die vorher für unwahrscheinlich erachtet wurden, wurde die Gesellschaft im Geschäftsjahr 2007 nicht verkauft. Der Verkauf wird für das Geschäftsjahr 2008 erwartet.

Die zum Verkauf bestimmten langfristigen Vermögenswerte umfassten zwei in Nordamerika gehaltene Alternative Investments in AWM, mehrere Bürogebäude in CI und im Unternehmensbereich Private & Business Clients (PBC) sowie Grundbesitz aus Rettungserwerben in Nordamerika im Unternehmensbereich Corporate Banking & Securities (CB&S). Es ist geplant, diese Vermögenswerte im Geschäftsjahr 2008 zu verkaufen.

Zum 31. Dezember 2006 waren neben der oben genannten Tochtergesellschaft in CI zwei nach der Equity Methode bilanzierte Beteiligungen in CI zum Verkauf bestimmt. Dies führte zu einem Abschreibungsaufwand von 2 Mio €. Außerdem waren zwei nach der Equity Methode bilanzierte Beteiligungen in CB&S als zur Veräußerung gehalten klassifiziert. Die letztgenannten vier Beteiligungen wurden in 2007 verkauft.

Nachfolgend sind die wesentlichen Komponenten der vom Konzern zum Verkauf bestimmten Vermögenswerte zum 31. Dezember 2007 sowie zum 31. Dezember 2006 dargestellt.

in Mio €	31.12.2007	31.12.2006
Zum Fair Value bewertete finanzielle Vermögenswerte	417	–
Zur Veräußerung verfügbare finanzielle Vermögenswerte[1]	675	45
Nach der Equity Methode bilanzierte Beteiligungen	871	169
Sachanlagen	15	–
Sonstige Aktiva	864	195
Summe der zum Verkauf bestimmten Aktiva	**2.842**	**409**
Zum Fair Value bewertete finanzielle Verpflichtungen	417	–
Langfristige Verbindlichkeiten	294	–
Sonstige Verbindlichkeiten	961	149
Summe der zum Verkauf bestimmten Verbindlichkeiten	**1.672**	**149**

1 Zum 31. Dezember 2007 waren minus 12 Mio € direkt im Eigenkapital ausgewiesen (2006: 2 Mio €).

[23] SONSTIGE AKTIVA UND PASSIVA

Die folgenden Tabellen zeigen die Zusammensetzung der sonstigen Aktiva und Passiva.

in Mio €	31.12.2007	31.12.2006
Sonstige Aktiva:		
Forderungen aus Handelsgeschäften und Wertpapierabwicklung		
Forderungen aus Bar- und Ausgleichszahlungen	34.277	25.258
Forderungen aus Prime-Brokerage-Geschäften	44.389	26.090
Forderungen aus nicht termingerecht abgewickelten Wertpapierkassageschäften	14.307	11.109
Forderungen aus Wertpapierkassageschäften	58.186	51.543
Forderungen aus Handelsgeschäften und Wertpapierabwicklung insgesamt	151.159	114.000
Forderungen aus Zinsabgrenzungen	7.549	6.127
Sonstige	24.189	18.894
Sonstige Aktiva insgesamt	**182.897**	**139.021**

in Mio €	31.12.2007	31.12.2006
Sonstige Passiva:		
Verbindlichkeiten aus Handelsgeschäften und Wertpapierabwicklung		
Verbindlichkeiten aus Bar- und Ausgleichszahlungen	17.029	15.170
Verbindlichkeiten aus Prime-Brokerage-Geschäften	39.944	29.136
Verbindlichkeiten aus nicht termingerecht abgewickelten Wertpapierkassageschäften	12.535	8.347
Verbindlichkeiten aus Wertpapierkassageschäften	58.901	54.936
Verbindlichkeiten aus Handelsgeschäften und Wertpapierabwicklung insgesamt	128.409	107.589
Verbindlichkeiten aus Zinsabgrenzungen	6.785	6.148
Sonstige	36.315	30.392
Sonstige Passiva insgesamt	**171.509**	**144.129**

[24] EINLAGEN

Die Einlagen setzen sich wie folgt zusammen.

in Mio €	31.12.2007	31.12.2006
Unverzinsliche Sichteinlagen	30.187	30.353
Verzinsliche Einlagen		
Sichteinlagen	144.349	113.540
Termineinlagen	236.071	231.403
Spareinlagen	47.339	36.620
Verzinsliche Einlagen insgesamt	427.759	381.563
Summe der Einlagen	**457.946**	**411.916**

[25] RÜCKSTELLUNGEN

Die nachstehende Tabelle zeigt die Entwicklung der einzelnen Rückstellungsarten im Geschäftsjahr 2007.

in Mio €	Operationelle Risiken/ Rechts-streitigkeiten	Sonstige	Insgesamt[1]
Bestand zum 1. Januar 2007	**919**	**593**	**1.512**
Veränderungen des Konsolidierungskreises	15	– 32	– 17
Zuführungen zu Rückstellungen	266	362	628
Verwendungen von Rückstellungen	– 382	– 310	– 692
Auflösungen von Rückstellungen	– 139	– 143	– 282
Effekte aus Wechselkursveränderungen/Änderung des Diskontierungssatzes	– 62	– 11	– 73
Bestand zum 31. Dezember 2007	**617**	**459**	**1.076**

1 Für die übrigen in der Bilanz ausgewiesenen Rückstellungen wird auf Note [16] des Konzernabschlusses verwiesen, in der die Rückstellungen für außerbilanzielle Verpflichtungen im Kreditgeschäft offengelegt werden.

RÜCKSTELLUNGEN FÜR OPERATIONELLE RISIKEN UND RECHTSRISIKEN

Der Konzern definiert das operationelle Risiko als den potenziellen Eintritt von Verlusten im Zusammenhang mit Mitarbeitern, Technologie, Projekten, Vermögenswerten sowie den Beziehungen zu Kunden, anderen Dritten oder Aufsichtsbehörden, die unter anderem durch unvorhersehbare Ereignisse, Geschäftsunterbrechung, unangemessen definierte oder fehlgeschlagene Prozesse beziehungsweise einen Ausfall von Kontrollmechanismen und Systemen ausgelöst werden.

Infolge der Charakteristik seiner Geschäftsaktivitäten ist der Konzern in Deutschland und in einer Reihe von anderen Ländern, darunter den Vereinigten Staaten, in Gerichts-, Schiedsgerichts- und aufsichtsbehördliche Verfahren verwickelt, wie sie im normalen Geschäftsverlauf vorkommen können. Gemäß den anzuwendenden Rechnungslegungsvorschriften bildet der Konzern für potenzielle Verluste aus ungewissen Verbindlichkeiten, einschließlich ungewisser Verbindlichkeiten bezüglich dieser Verfahren, Rückstellungen, wenn der potenzielle Verlust wahrscheinlich und schätzbar ist. Ungewisse Verbindlichkeiten in Bezug auf rechtliche Verfahren unterliegen zahlreichen Unwägbarkeiten. Das Ergebnis der einzelnen Verfahren kann nicht mit Gewissheit vorhergesagt werden. Die Beurteilung der Wahrscheinlichkeit und die Bezifferung von ungewissen Verbindlichkeiten erfordern Einschätzungen in großem Umfang. Die endgültigen Verbindlichkeiten des Konzerns können hiervon letztlich erheblich abweichen. Die bilanzierten Gesamtverbindlichkeiten des Konzerns bezüglich Gerichts-, Schiedsgerichts- und aufsichtsbehördlicher Verfahren werden auf Basis der Einzelfälle festgelegt und sind eine Einschätzung der wahrscheinlichen Verluste unter Berücksichtigung des Fortgangs der einzelnen Verfahren, der Erfahrungen des Konzerns sowie der Erfahrungen Dritter in vergleichbaren Fällen und der Gutachten und Einschätzungen von Rechtsberatern. Obwohl die endgültige Erledigung dieser Fälle wesentliche Auswirkungen auf das Geschäftsergebnis des Konzerns für einen bestimmten Berichtszeitraum haben kann, ist der Konzern der Überzeugung, dass seine Gesamtfinanzlage davon nicht wesentlich beeinflusst werden wird. Der Konzern schätzt in Bezug auf die nachstehend dargestellten Rechtsstreitigkeiten, von denen ein Großteil eine Anzahl von Einzelverfahren umfasst, dass alle damit zusammenhängenden möglichen Verluste, welche gebildete Rückstellungen übersteigen, entweder nicht wesentlich oder nicht bestimmbar sind.

Im Folgenden werden die wesentlichen Rechtsstreitigkeiten des Konzerns näher beschrieben.

STEUERBEZOGENE FINANZPRODUKTE. Die Deutsche Bank AG, einige mit ihr verbundene Unternehmen sowie jetzige und frühere Mitarbeiter (gemeinsam als „Deutsche Bank" bezeichnet) sind Beklagte in einer Reihe von Rechtsstreitigkeiten mit Kunden im Zusammenhang mit steuerbezogenen Geschäften. Die Deutsche Bank hat für diese Kunden, die von verschiedenen Wirtschaftsprüfern, Rechtsanwälten und Finanzberatern beraten wurden, Finanzprodukte und -dienstleistungen bereitgestellt. Die Kunden haben aufgrund dieser Geschäfte Steuervorteile gegenüber den US-Steuerbehörden geltend gemacht, die jedoch von diesen nicht anerkannt wurden. Die Kunden behaupten, die Deutsche Bank und die professionellen Berater hätten sie unzulässigerweise dahin gehend irregeführt, dass die geltend gemachten Steuervorteile von den US-Steuerbehörden anerkannt würden. Die Klageverfahren sind bei verschiedenen Bundes- und einzelstaatlichen Gerichten sowie vor Schiedsgerichten in den USA anhängig und beziehen sich sowohl auf die Verletzung von Bundesrecht als auch des Rechts einzelner Bundesstaaten. Es handelt sich sowohl um Einzelklagen als auch um angebliche Sammelklagen. Gegenüber der Deutschen Bank ist keine Klägergruppe (Litigation Class) zugelassen worden. Etwa 59 Verfahren wurden beigelegt und durch Klageabweisung beendet. Rund 28 weitere Verfahren sind noch gegen die Deutsche Bank anhängig und befinden sich in verschiedenen Vorverhandlungsphasen (Pre-trial Stages) einschließlich der wechselseitigen Auskunftserteilung (Discovery).

Das US-Justizministerium (Department of Justice – „DOJ") führt außerdem strafrechtliche Ermittlungen wegen steuerbezogener Geschäfte durch, die etwa zwischen 1997 und 2001 durchgeführt wurden. In diesem Zusammenhang hat das DOJ von der Deutschen Bank verschiedene Unterlagen und andere Informationen angefordert und das Handeln verschiedener Personen und Unternehmen, einschließlich der Deutschen Bank, bei diesen Geschäften untersucht. Im zweiten Halbjahr 2005 erhob das DOJ gegen zahlreiche Personen Anklage wegen ihrer Beteiligung an steuerbezogenen Geschäften, als sie bei anderen Unternehmen als der Deutschen Bank beschäftigt waren. Ebenfalls im zweiten Halbjahr 2005 schloss das DOJ mit einer Wirtschaftsprüfungsgesellschaft (die „Wirtschaftsprüfungsgesellschaft") eine Vereinbarung über die Aussetzung der Strafverfolgung (Deferred Prosecution Agreement), wonach das DOJ von der Strafverfolgung gegen die Wirtschaftsprüfungsgesellschaft wegen ihrer Beteiligung an verschiedenen steuerbezogenen Geschäften unter der Bedingung absieht, dass die Wirtschaftsprüfungsgesellschaft die Vereinbarung über die Aussetzung der Strafverfolgung erfüllt. Am 14. Februar 2006 gab das DOJ bekannt, dass es mit einem Finanzinstitut (das „Finanzinstitut") eine Vereinbarung über die Aussetzung der Strafverfolgung abgeschlossen hat, wonach das DOJ von der Strafverfolgung gegen das Finanzinstitut wegen dessen Rolle bei der Erbringung von Finanzprodukten und -dienstleistungen unter der Bedingung absieht, dass das Finanzinstitut die Vereinbarung über die Aussetzung der Strafverfolgung erfüllt. Die Deutsche Bank hat ähnliche Finanzprodukte und -dienstleistungen für gleiche oder ähnliche steuerbezogene Geschäfte bereitgestellt wie diejenigen, die Gegenstand der oben genannten strafrechtlichen Vorwürfe sind. Die Deutsche Bank hat auch Finanzprodukte und -dienstleistungen für weitere steuerbezogene Geschäfte bereitgestellt. Die Ermittlungen des DOJ dauern an.

KIRCH. Im Mai 2002 erhob Dr. Leo Kirch aus behauptetem eigenem und abgetretenem Recht zweier ehemalig zur Kirch Gruppe gehörender Unternehmen, der PrintBeteiligungs GmbH und der Konzernholdinggesellschaft Taurus Holding GmbH & Co. KG., Klage gegen Dr. Rolf-E. Breuer und die Deutsche Bank und machte geltend, eine Äußerung von Dr. Breuer (seinerzeit Vorstandssprecher der Deutschen Bank), die dieser in einem Interview mit Bloomberg TV am 4. Februar 2002 zur Kirch-Gruppe gemacht hatte, sei rechtswidrig und habe Kirch finanziell geschädigt. Am 24. Januar 2006 hat der BGH dieser Schadensersatzfeststellungsklage, die nicht den Nachweis eines durch die Interviewäußerung verursachten Vermögensschadens voraussetzt, nur aus abgetretenem Recht der PrintBeteiligungs GmbH stattgegeben. Die PrintBeteiligungs GmbH ist die einzige Gesellschaft des Kirch-Konzerns, die seinerzeit Kreditnehmerin der Deutschen Bank war. Ansprüche von Herrn Dr. Kirch persönlich und der TaurusHolding GmbH & Co. KG wurden abgewiesen. Um einen Zahlungstitel gegen die Deutsche Bank zu erhalten, musste Dr. Kirch ein neues Verfahren anstrengen. Im Mai 2007 erhob er Klage aus abgetretenem Recht der PrintBeteiligungs GmbH gegen die Deutsche Bank und Dr. Breuer auf Bezahlung von circa 1,6 Mrd € zum Zeitpunkt der Klageeinreichung (der Betrag hängt unter anderem von der Entwicklung des Börsenkurses der Aktie der Axel Springer AG ab) nebst Zinsen. In diesen Verfahren muss er im Einzelnen nachweisen, dass und in welcher Höhe der PrintBeteiligungs GmbH durch die Äußerung ein finanzieller Schaden entstanden ist. Nach Meinung des Konzerns ist die Kausalität für Grund und Höhe des geltend gemachten Schadens in der Klageschrift jedoch nicht ausreichend dargelegt worden.

Am 31. Dezember 2005 erhob die KGL Pool GmbH Klage gegen die Deutsche Bank und Dr. Breuer. Die KGL Pool GmbH hat sich angebliche Ansprüche diverser Tochtergesellschaften des Kirch-Konzerns abtreten lassen. Die Klage zielt auf die Feststellung einer gesamtschuldnerischen Schadensersatzpflicht der Deutschen Bank und von Dr. Breuer wegen jenes Interviews und des Verhaltens der Deutschen Bank in Bezug auf verschiedene Unternehmen des Kirch-Konzerns. Im Dezember 2007 erweiterte die KGL Pool GmbH ihre Klage um einen Antrag auf Zahlung von Schadensersatz in Höhe von etwa 2,1 Mrd € nebst Zinsen als Entschädigung für behauptete Schäden, die zwei Unternehmen der ehemaligen Kirch-Gruppe angeblich aufgrund der Äußerung von Dr. Breuer erlitten hätten. Nach Meinung des Konzerns besteht für solche Ansprüche mangels einer entsprechenden Vertragsbeziehung zu irgendeiner dieser Gesellschaften keine Grundlage. Im Übrigen ist die Kausalität für Grund und Höhe des geltend gemachten Schadens in der Klageschrift nicht ausreichend dargelegt worden.

SONSTIGE RÜCKSTELLUNGEN

Sonstige Rückstellungen umfassen verschiedene personalunabhängige Rückstellungen, die nicht in den sonstigen speziellen Rückstellungen erfasst werden, einschließlich Restrukturierungsrückstellungen. Restrukturierungsrückstellungen werden im Zusammenhang mit Akquisitionen sowie der Umstrukturierung von Geschäftsaktivitäten aufgestellt. Die sonstigen Kosten beinhalten, unter anderem, insbesondere Aufwendungen für Kündigungen von Mietverträgen und damit verbundene Kosten.

[26] SONSTIGE KURZFRISTIGE GELDAUFNAHMEN

Die nachstehende Tabelle enthält eine Zusammenfassung der sonstigen kurzfristigen Geldaufnahmen des Konzerns.

in Mio €	31.12.2007	31.12.2006
Sonstige kurzfristige Geldaufnahmen:		
Commercial Paper	31.187	34.250
Sonstige	22.223	14.183
Summe der sonstigen kurzfristigen Geldaufnahmen	**53.410**	**48.433**

[27] LANGFRISTIGE VERBINDLICHKEITEN UND HYBRIDE KAPITALINSTRUMENTE (TRUST PREFERRED SECURITIES)

LANGFRISTIGE VERBINDLICHKEITEN

Die folgende Tabelle fasst die langfristigen Verbindlichkeiten des Konzerns, gegliedert nach vertraglichen Laufzeiten, zusammen.

Restlaufzeiten in Mio €	Fällig in 2008	Fällig in 2009	Fällig in 2010	Fällig in 2011	Fällig in 2012	Fällig nach 2012	Insgesamt 31.12.2007	Insgesamt 31.12.2006
Vorrangige Verbindlichkeiten:								
Anleihen und Schuldverschreibungen:								
mit fester Verzinsung	14.497	11.829	7.125	7.318	12.472	18.932	72.173	56.239
mit variabler Verzinsung	8.207	6.218	6.035	5.263	8.456	12.205	46.384	44.175
Nachrangige Verbindlichkeiten:								
Anleihen und Schuldverschreibungen:								
mit fester Verzinsung	273	721	–	426	47	2.416	3.883	4.910
mit variabler Verzinsung	279	1.362	1.439	499	498	186	4.263	6.039
Summe der langfristigen Verbindlichkeiten	**23.256**	**20.130**	**14.599**	**13.506**	**21.473**	**33.739**	**126.703**	**111.363**

In den Geschäftsjahren 2007 und 2006 war der Konzern mit keiner seiner Tilgungs- oder Zinszahlungen in Verzug und kam allen Verpflichtungen nach.

HYBRIDE KAPITALINSTRUMENTE (TRUST PREFERRED SECURITIES)

Die folgende Tabelle fasst die fest – und variabel verzinslichen hybriden Kapitalinstrumente (Trust Preferred Securities) des Konzerns zusammen. Diese stellen Finanzinstrumente ohne festgelegtes Fälligkeitsdatum dar und können im Ermessen des Konzerns zu bestimmten Zeitpunkten in der Zukunft getilgt werden.

in Mio €	31.12.2007	31.12.2006
mit fester Verzinsung	3.911	4.147
mit variabler Verzinsung	2.434	624
Summe der hybriden Kapitalinstrumente (Trust Preferred Securities)	**6.345**	**4.771**

Zusätzliche Anhangangaben

[28] VERPFLICHTUNG ZUM ERWERB EIGENER AKTIEN

Der Konzern setzt derivative Finanzinstrumente auf Deutsche Bank-Aktien zur Bedienung von Ansprüchen der Mitarbeiter aus der aktienbasierten Vergütung sowie zu Handelszwecken ein. Terminkäufe und geschriebene Verkaufsoptionen, bei denen dem Kontrakt Aktien der Deutschen Bank zugrunde liegen, werden als Verpflichtung zum Erwerb Eigener Aktien ausgewiesen, sofern diesen Instrumenten die Lieferung einer festen Anzahl von Aktien gegen einen festen Geldbetrag zugrunde liegt. Zum 31. Dezember 2007 belief sich die Verpflichtung zum Erwerb Eigener Aktien auf 3,6 Mrd € (2006: 4,3 Mrd €) wie in der nachstehenden Tabelle zusammengefasst.

				31.12.2007				31.12.2006
	Betrag der Verpflichtung in Mio €	Anzahl der Aktien in Mio	Gewichteter durchschnittlicher Termin-/Ausübungspreis in €	Fälligkeit	Betrag der Verpflichtung in Mio €	Anzahl der Aktien in Mio	Gewichteter durchschnittlicher Termin-/Ausübungspreis in €	Fälligkeit
Terminkäufe	864	13,5	63,84	> 3 Monate – 1 Jahr	866	21,8	39,70	> 3 Monate – 1 Jahr
	2.678	31,8	84,27	> 1 Jahr – 5 Jahre	2.591	36,8	70,53	> 1 Jahr – 5 Jahre
geschriebene Verkaufsoptionen	–	–	–	bis 3 Monate	39	0,4	84,46	bis 3 Monate
	7	0,1	49,73	> 3 Monate – 1 Jahr	642	8,9	74,37	> 3 Monate – 1 Jahr
	4	0,1	80,00	> 1 Jahr – 5 Jahre	189	2,7	74,35	> 1 Jahr – 5 Jahre
Insgesamt	**3.553**	**45,5**			**4.327**	**70,6**		

[29] STAMMAKTIEN

STAMMAKTIEN

Das Gezeichnete Kapital der Deutschen Bank besteht aus nennwertlosen Namensaktien. Nach deutschem Recht entspricht jede Aktie einem gleich hohen Anteil am Gezeichneten Kapital. Demnach beträgt der rechnerische Nominalwert jeder Aktie 2,56 €, der sich mittels Division des Gezeichneten Kapitals durch die Anzahl der Aktien ergibt.

Anzahl Aktien	Ausgegeben und voll eingezahlt	Im Eigenbestand	Ausstehend
Stammaktien, 1. Januar 2006	**554.535.270**	**– 48.977.594**	**505.557.676**
Ausgabe von Aktien im Zusammenhang mit aktienbasierten Vergütungsplänen	10.232.739	–	10.232.739
Eingezogene Aktien	– 40.000.000	40.000.000	–
Erwerb Eigener Aktien	–	– 429.180.424	– 429.180.424
Verkauf oder Zuteilung Eigener Aktien	–	412.040.283	412.040.283
Stammaktien, 31. Dezember 2006	**524.768.009**	**– 26.117.735**	**498.650.274**
Ausgabe von Aktien im Zusammenhang mit aktienbasierten Vergütungsplänen	5.632.091	–	5.632.091
Eingezogene Aktien	–	–	–
Erwerb Eigener Aktien	–	– 414.516.438	– 414.516.438
Verkauf oder Zuteilung Eigener Aktien	–	411.299.354	411.299.354
Stammaktien, 31. Dezember 2007	**530.400.100**	**– 29.334.819**	**501.065.281**

Alle ausgegebenen Stammaktien sind voll eingezahlt.

Für den Eigenbestand erworbene Aktien beinhalten sowohl Aktien, die vom Konzern über einen bestimmten Zeitraum gehalten werden, als auch Aktien, die mit der Absicht erworben wurden, sie kurzfristig wieder zu veräußern. Darüber hinaus wurden Aktienrückkaufprogramme aufgelegt. Im Rahmen dieser Programme erworbene Aktien werden unter anderem für aktienbasierte Vergütungsprogramme verwendet und erlauben es dem Konzern, Kapitalbedarf und -ausstattung auszugleichen. Das vierte Rückkaufprogramm wurde im Juni 2006 abgeschlossen. Im Januar 2006 wurden 40 Millionen Aktien eingezogen. Das fünfte Aktienrückkaufprogramm wurde im Juni 2006 gestartet und im Mai 2007 abgeschlossen, als das sechste Aktienrückkaufprogramm aufgelegt wurde. Alle derartigen Transaktionen wurden im Eigenkapital ausgewiesen, Gewinne und Verluste aus diesen Aktivitäten wurden nicht ergebniswirksam.

GENEHMIGTES UND BEDINGTES KAPITAL

Das Gezeichnete Kapital der Deutschen Bank kann durch die Ausgabe neuer Aktien gegen Geldeinlagen, in einigen Fällen auch gegen Sacheinlagen, erhöht werden. Zum 31. Dezember 2007 verfügte die Deutsche Bank über ein genehmigtes Kapital von 454.000.000 €, das in Teilbeträgen mit unterschiedlichen Fristen bis zum 30. April 2011 begeben werden kann.

Genehmigtes Kapital	Befristet bis
128.000.000 €[1]	30. April 2008
198.000.000 €	30. April 2009
128.000.000 €[1]	30. April 2011

1 Kapitalerhöhungen können zum Erwerb von Unternehmen oder Beteiligungen an Unternehmen gegen Sacheinlagen vorgenommen werden.

Die Hauptversammlung am 24. Mai 2007 hat den Vorstand ergänzend ermächtigt, das Grundkapital durch Ausgabe neuer Aktien gegen Geldeinlage um bis zu 85.000.000 € zu erhöhen. Dieses genehmigte Kapital wurde erst am 14. Februar 2008 mit der Eintragung in das Handelsregister wirksam. Es kann bis zum 30. April 2012 ausgenutzt werden.

Das bedingte Kapital der Deutschen Bank belief sich auf 156.269.947 €. Es wird für verschiedene Instrumente vorgehalten, die potenziell in Stammaktien umgewandelt werden können.

Der Vorstand wurde von der Hauptversammlung am 2. Juni 2004 ermächtigt, bis zum 30. April 2009 einmalig oder mehrmals auf den Inhaber oder Namen lautende Genussscheine, denen Inhaberoptionsscheine beigefügt oder die mit einem Wandlungsrecht für den Inhaber verbunden werden können, sowie Options- und/oder Wandelschuldverschreibungen zu begeben. Zu diesem Zweck wurde das Grundkapital um bis zu 150.000.000 € bedingt erhöht.

Für Optionsrechte aus dem DB Global Partnership Plan, die bis zum 10. Mai 2003 gewährt werden konnten, stand ein bedingtes Kapital in Höhe von 51.200.000 € zur Verfügung. Für weitere Optionsrechte, die bis zum 20. Mai 2005 gewährt werden konnten, betrug das bedingte Kapital 64.000.000 €. Zum 31. Dezember 2007 waren 1.636.727 Optionsrechte gewährt und nicht ausgeübt. Nach Maßgabe dieses Plans kann das Kapital daher noch um 4.190.021 € erhöht werden. Außerdem wurde der Vorstand von der Hauptversammlung am 17. Mai 2001 mit Zustimmung des Aufsichtsrats ermächtigt, bis zum 31. Dezember 2003 bis zu 12.000.000 Optionsrechte auf Deutsche Bank-Aktien auszugeben. Zum 31. Dezember 2007 waren 812.471 von diesen Optionsrechten aus dem DB Global Share Plan (vor 2004) gewährt und nicht ausgeübt. Im Rahmen dieses Plans kann das Kapital daher noch um 2.079.926 € erhöht werden. Diese Pläne werden in Note [31] erläutert.

DIVIDENDENZAHLUNGEN

Die nachfolgende Tabelle zeigt die vorgeschlagenen oder beschlossenen Dividendenzahlungen für die Geschäftsjahre 2007 und 2006.

	2007 (vorgeschlagen)	2006
Bardividende (in Mio €)[1]	2.387	2.005
Bardividende je Aktie (in €)	4,50	4,00

1 Die Bardividende für 2007 basiert auf der Anzahl der ausgegebenen Aktien zum 31. Dezember 2007.

Seit dem Bilanzstichtag wurden keine Dividendenzahlungen beschlossen.

[30] VERÄNDERUNG DES EIGENKAPITALS

in Mio €	2007	2006
Stammaktien		
Bestand am Jahresanfang	1.343	1.420
Im Rahmen von aktienbasierten Vergütungsplänen begebene Stammaktien	15	25
Einziehung von Stammaktien	–	– 102
Bestand am Jahresende	1.358	1.343
Kapitalrücklage		
Bestand am Jahresanfang	15.246	14.464
Nettoveränderung der aktienbasierten Vergütung in der Berichtsperiode	122	– 258
Im Rahmen von aktienbasierten Vergütungsplänen begebene Stammaktien	377	663
Steuervorteile im Zusammenhang mit aktienbasierten Vergütungsplänen	– 44	285
Optionsprämien aus Optionen auf Deutsche Bank-Aktien	76	– 81
Gewinne/Verluste aus dem Verkauf Eigener Aktien	28	171
Sonstige	3	2
Bestand am Jahresende	15.808	15.246
Gewinnrücklagen		
Bestand am Jahresanfang	20.451	17.856
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis	6.474	6.070
Gezahlte Bardividende	– 2.005	– 1.239
Dividende bezüglich der Verpflichtung zum Erwerb Eigener Aktien	277	180
Gewinne aus dem Verkauf Eigener Aktien	–	191
Einziehung von Stammaktien	–	– 2.667
Sonstige Veränderungen aus Optionen auf Deutsche Bank-Aktien	3	60
Sonstige	– 84	–
Bestand am Jahresende	25.116	20.451
Eigene Aktien im Bestand zu Anschaffungskosten		
Bestand am Jahresanfang	– 2.378	– 3.368
Käufe von Aktien	– 41.128	– 38.830
Verkäufe von Aktien	39.677	35.998
Einziehung von Aktien	–	2.769
Im Rahmen von aktienbasierten Vergütungsplänen ausgegebene Eigene Aktien	1.010	1.053
Bestand am Jahresende	– 2.819	– 2.378
Verpflichtung zum Erwerb Eigener Aktien		
Bestand am Jahresanfang	– 4.307	– 4.449
Zugänge	– 1.292	– 2.140
Abgänge	2.047	2.282
Bestand am Jahresende	– 3.552	– 4.307
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern		
Bestand am Jahresanfang	2.403	2.751
Veränderung unrealisierter Gewinne aus zur Veräußerung verfügbaren finanziellen Vermögenswerten, nach darauf entfallenden Steuern und sonstigen Anpassungen[1]	427	466
Veränderung unrealisierter Gewinne/Verluste aus Derivaten, die Schwankungen zukünftiger Cashflows absichern, nach Steuern[2]	– 7	– 54
Anpassungen aus der Währungsumrechnung, nach Steuern[3]	– 1.690	– 760
Bestand am Jahresende	1.133	2.403
Den Deutsche Bank Aktionären zurechenbares Eigenkapital zum Bilanzstichtag	**37.044**	**32.758**
Minderheitsanteile		
Bestand am Jahresanfang	717	624
Minderheitsanteile am Ergebnis	36	9
Zugänge	1.048	744
Abgänge und Dividendenzahlungen	– 346	– 624
Anpassungen aus der Währungsumrechnung, nach Steuern	– 33	– 36
Bestand am Jahresende	1.422	717
Eigenkapital einschließlich Minderheitsanteilen zum Bilanzstichtag	**38.466**	**33.475**

1 Davon minus 9 Mio € sowie minus 84 Mio € für die Geschäftsjahre 2007 und 2006 aus dem Anteil des Konzerns an der Veränderung des Eigenkapitals von assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen.

2 Davon minus 7 Mio € für das Geschäftsjahr 2006 aus dem Anteil des Konzerns an der Veränderung des Eigenkapitals von assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen.

3 Davon minus 12 Mio € sowie 1 Mio € für die Geschäftsjahre 2007 und 2006 aus dem Anteil des Konzerns an der Veränderung des Eigenkapitals von assoziierten Unternehmen und gemeinschaftlich geführten Unternehmen.

[31] AKTIENBASIERTE VERGÜTUNGEN

FÜR NEUBEGEBUNGEN IN 2007 GENUTZTE AKTIENBASIERTE VERGÜTUNGSPLÄNE

Im Konzern werden aktienbasierte Vergütungen derzeit hauptsächlich unter drei Plänen gewährt. Alle Pläne gewähren das Recht, unter bestimmten Bedingungen Deutsche Bank-Stammaktien nach Ablauf einer bestimmten Zeit zu erhalten. Die Teilnehmer an einem aktienbasierten Vergütungsplan besitzen keinen Anspruch auf die Ausschüttung von Dividenden, solange die Stammaktien noch nicht an sie ausgegeben wurden. Die nachstehende Übersicht fasst die wesentlichen Merkmale dieser drei Pläne zusammen:

Plan		Anwartschaftsfrist	Spezielle Regelungen für vorgezogenen Ruhestand	Anspruchsberechtigung
Global Partnership Plan Equity Units	Jährliche Vergütungskomponente	80 % : 24 Monate[1]	Nein	Vorstand
		20 % : 42 Monate		
DB Equity Plan	Jährliche Vergütungskomponente	50 % : 24 Monate	Ja	Jährlich gewährte Bleibeprämie für ausgewählte Mitarbeiter
		25 % : 36 Monate		
		25 % : 48 Monate		
	Außerordentliche Vergütungskomponente	Individuelle Festlegung[2]	Nein	Ausgewählte Mitarbeiter mit dem Ziel, Schlüsselkompetenzen zu gewinnen oder zu halten
Global Share Plan		100 % : 12 Monate	Nein	Alle Mitarbeiter, Gewährung von bis zu 10 Rechte je Mitarbeiter[3]

1 Auslieferung erfolgt nach weiteren 18 Monaten.
2 Gewichteter Durchschnitt der maßgeblichen Dienstzeit: 21 Monaten.
3 Teilnehmer müssen zum Zeitpunkt der Gewährung mindestens ein Jahr für den Konzern gearbeitet haben und in einem ungekündigten Arbeitsverhältnis stehen.

Die Aktienrechte können ganz oder teilweise verfallen, wenn der Teilnehmer sein Arbeitsverhältnis vor Ablauf der relevanten Anwartschaftsfrist auf eigenen Wunsch beendet. Die DB Equity Plan Regeln für einen vorgezogenen Ruhestand erlauben jedoch auch im Fall eines Ausscheidens auf eigenen Wunsch den Fortbestand der Anwartschaft, wenn bestimmte Bedingungen bezüglich Alter beziehungsweise Dienstzeit erfüllt sind. Diese spezielle Regelung gilt dabei nur für Aktienrechte, die als jährliche Vergütungskomponente gewährt wurden.

In bestimmten Fällen wie der betriebsbedingten Beendigung des Arbeitsverhältnisses oder dem Eintritt in den Ruhestand bleibt die Anwartschaft in der Regel bestehen. Die Anwartschaftsdauer wird abgekürzt, wenn das Arbeitsverhältnis aufgrund des Verlusts der Erwerbsfähigkeit oder durch Tod beendet wird.

In Ländern, in denen rechtliche oder sonstige Einschränkungen die Begebung von Aktien verhindern, wurde in 2007 die Vergütung unter dem DB Equity Plan und dem Global Share Plan in einer Planvariante gewährt, die einen Barausgleich vorsieht.

Der Konzern beabsichtigt, den Global Share Plan im Jahr 2008 nicht mehr fortzuführen. Der Vorstand hat jedoch seine Unterstützung für länderspezifische Belegschaftsaktienprogramme erklärt, die den Global Share Plan ersetzen sollen.

Der Konzern verfügt über weitere lokale aktienbasierte Vergütungspläne, die weder einzeln noch insgesamt wesentlich für den Konzernabschluss sind.

FÜR BEGEBUNGEN VOR 2007 GENUTZTE AKTIENBASIERTE VERGÜTUNGSPLÄNE

AKTIENPROGRAMME UND STOCK APPRECIATION RIGHTS PLAN

Vor dem Jahr 2007 hat der Konzern aktienbasierte Vergütungen im Rahmen einer Reihe anderer Pläne gewährt. Die nachstehende Übersicht fasst die wesentlichen Merkmale dieser Altprogramme zusammen:

Plan		Anwartschaftsfrist	Spezielle Regelungen für vorgezogenen Ruhestand	Anspruchsberechtigung	Letztmalig gewährt in
Restricted Equity Units (REU) Plan	Jährliche Vergütungskomponente	80 % : 48 Monate[1]	Ja	Jährlich gewährte Bleibeprämie für ausgewählte Mitarbeiter	2006
		20 % : 54 Monate			
DB Share Scheme	Jährliche Vergütungskomponente	1/3 : 6 Monate	Nein	Jährlich gewährte Bleibeprämie für ausgewählte Mitarbeiter	2006
		1/3 : 18 Monate			
		1/3 : 30 Monate			
	Außerordentliche Vergütungskomponente	Individuelle Festlegung	Nein	Ausgewählte Mitarbeiter mit dem Ziel, Schlüsselkompetenzen zu gewinnen oder zu halten	2006
DB Key Employee Equity (KEEP) Plan		Individuelle Festlegung	Nein	Ausgewählte Führungskräfte	2005
Stock Appreciation Rights (SAR) Plan		Ausübbar nach 36 Monaten Verfall nach 72 Monaten	Nein	Ausgewählte Mitarbeiter	2002

1 Auslieferung erfolgt nach weiteren 6 Monaten.

Der REU Plan, DB Share Scheme und DB KEEP gewähren das Recht, unter bestimmten Bedingungen Deutsche Bank-Stammaktien nach Ablauf einer bestimmten Zeit zu erhalten. Die Teilnehmer an einem aktienbasierten Vergütungsplan besitzen keinen Anspruch auf die Ausschüttung von Dividenden, solange die Stammaktien noch nicht an sie ausgegeben wurden.

Die Rechte können ganz oder teilweise verfallen, wenn der Teilnehmer sein Arbeitsverhältnis vor Ablauf der relevanten Anwartschaftsfrist auf eigenen Wunsch beendet. Die REU Plan-Regeln für einen vorgezogenen Ruhestand erlauben jedoch auch im Fall eines Ausscheidens auf eigenen Wunsch den Fortbestand der Anwartschaft, wenn bestimmte Bedingungen bezüglich Alter beziehungsweise Dienstzeit erfüllt sind.

In bestimmten Fällen wie der betriebsbedingten Beendigung des Arbeitsverhältnisses oder dem Eintritt in den Ruhestand bleibt die Anwartschaft in der Regel bestehen. Die Anwartschaftsdauer wird abgekürzt, wenn das Arbeitsverhältnis aufgrund des Verlusts der Erwerbsfähigkeit oder durch Tod beendet wird.

Unter dem SAR Plan erhielten berechtigte Mitarbeiter des Konzerns das Recht auf Auszahlung der Differenz zwischen dem Börsenkurs der Deutsche Bank-Stammaktie und einem festgelegten Basispreis. Die letzten unter dem SAR Plan gewährten Ansprüche erloschen in 2007.

PERFORMANCEOPTIONEN

Die Deutsche Bank hat Performanceoptionen unter dem Global Partnership Plan und dem Global Share Plan (vor 2004) zu Vergütungszwecken eingesetzt. Nach Februar 2004 wurden unter diesen Plänen keine neuen Optionen ausgegeben. Per 31. Dezember 2007 waren alle Optionen ausübbar.

Die nachstehende Übersicht fasst die wesentlichen Merkmale der unter dem Global Partnership Plan und dem Global Share Plan (vor 2004) gewährten Performanceoptionen zusammen.

Plan	Gewährt im Jahr	Ausübungs-preis	Zusätzliche Partnership Appreciation Rights	Ausübbar bis	Anspruchs-berechtigung
Global Share Plan (vor 2004) Performanceoptionen	2001	87,66 €	Nein	Nov 2007	Alle Mitarbeiter[1]
	2002	55,39 €	Nein	Nov 2008	Alle Mitarbeiter[1]
	2003	75,24 €	Nein	Dez 2009	Alle Mitarbeiter[1]
Global Partnership Plan Performanceoptionen	2002	89,96 €	Ja	Feb 2008	Ausgewählte Führungskräfte
	2003	47,53 €	Ja	Feb 2009	Ausgewählte Führungskräfte
	2004	76,61 €	Ja	Feb 2010	Vorstand

1 Teilnehmer müssen zum Zeitpunkt der Gewährung mindestens ein Jahr für den Konzern gearbeitet haben und in einem ungekündigten Arbeitsverhältnis stehen.

Jede der im Rahmen der beiden Pläne gewährten Optionen berechtigt zum Erwerb einer Stammaktie des Konzerns. Der Ausübungspreis beträgt 120 % des Referenzpreises. Als Referenzpreis wurde der jeweils höhere Wert aus dem Börsenkurs der Stammaktien des Konzerns am Tag der Gewährung oder dem Durchschnitt der Börsenkurse der Stammaktien des Konzerns an der Frankfurter Wertpapierbörse in einem Zeitraum von zehn Handelstagen bis einschließlich des Tages der Gewährung bestimmt.

Im Rahmen des Global Partnership Plan wurden von 2002 bis 2004 Performanceoptionen an ausgewählte Führungskräfte gewährt. Sämtliche Performanceoptionen sind unverfallbar. Für jede Option wurde den Teilnehmern ein Partnership Appreciation Right (PAR) gewährt. PARs verkörpern das Recht auf eine Barzahlung in Höhe von 20 % des Referenzpreises. Die Feststellung des Referenzpreises erfolgte dabei auf gleiche Weise wie oben für die Performanceoptionen dargestellt. PARs wurden zum gleichen Zeitpunkt und im selben Umfang wie die Performanceoptionen unverfallbar. Sie werden automatisch zur gleichen Zeit und in gleichem Umfang wie die Performanceoptionen ausgeübt.

Unter dem Global Share Plan (vor 2004), einem breit angelegten Mitarbeiterplan, wurden in den Jahren 2001 bis 2003 Performanceoptionen begeben. Der Plan gewährte im Jahr 2001 die Möglichkeit, bis zu 60 Aktien zu erwerben. In 2002 und 2003 konnten bis zu 20 Aktien erworben werden. Für jede erworbene Aktie erhielten die Teilnehmer im Jahr 2001 eine Performanceoption und in den Jahren 2002 und 2003 fünf Performanceoptionen. Performanceoptionen unter dem Global Share Plan (vor 2004) verfallen bei Beendigung des Arbeitsverhältnisses. Teilnehmer, die in den Ruhestand gehen oder dauerhaft erwerbsunfähig werden, behalten ihren Anspruch auf Ausübung der Performanceoptionen.

PERSONALAUFWAND

Personalaufwand für Vergütungen, die durch Eigenkapitalinstrumente beglichen werden, wird auf Basis des Fair Value der aktienbasierten Vergütung am Tag der Gewährung ermittelt.

Der Personalaufwand für aktienbasierte Vergütungen, die in bar abgegolten werden, wird zu jedem Bilanzstichtag zum Fair Value neu bewertet und die entsprechende Verpflichtung wird bis zur Zahlung als sonstige Verbindlichkeit ausgewiesen. Für Rechte, die unter den Planvarianten des DB Equity Plan und DB Global Share Plan gewährt wurden und die einen Barausgleich vorsehen, basiert die Neubewertung auf dem aktuellen Börsenkurs der Stammaktien des Konzerns.

Weitere Informationen zu den zugrunde liegenden Rechnungslegungsprinzipien sind in Note [1] enthalten.

Der Konzern berücksichtigte den Personalaufwand für seine wesentlichen aktienbasierten Vergütungspläne wie folgt:

in Mio €	2007	2006
DB Global Partnership Plan	7	9
DB Global Share Plan	49	43
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1.088	751
Stock Appreciation Rights Plans[1]	1	19
Insgesamt	**1.145**	**822**

1 Hierin enthalten ist für das Geschäftsjahr 2007 ein Nettogewinn von 1 Mio € und für das Geschäftsjahr 2006 von 73 Mio € aus bestimmten, nicht zu Handelszwecken gehaltenen Aktienderivaten, die genutzt wurden, um Veränderungen der Aufwendungen für aktienbasierte Vergütungen auszugleichen.

Der Personalaufwand für aktienbasierte Vergütung im Geschäftsjahr 2007 enthält ungefähr 10 Mio € aus den Planvarianten des DB Equity Plan und DB Global Share Plan, die einen Barausgleich vorsehen.

Durch aktienbasierte Vergütungstransaktionen, die in bar abgegolten werden, entstehen Verbindlichkeiten. Zum 31. Dezember 2007 beliefen sich diese Verbindlichkeiten auf 8 Mio €. Der gesamte Betrag entfällt auf aktienbasierte Vergütungen, die noch nicht unverfallbar sind.

Zum 31. Dezember 2007 belief sich der noch nicht abgegrenzte Personalaufwand für ausstehende aktienbasierte Vergütungen auf ungefähr 1,0 Mrd €.

ENTWICKLUNG AUSSTEHENDER RECHTE

AKTIENPROGRAMME

Die nachfolgende Übersicht fasst die Entwicklung der ausstehenden Aktienrechte für die Pläne zusammen, die das Recht gewähren, unter bestimmten Bedingungen Deutsche Bank-Stammaktien nach Ablauf einer bestimmten Zeit zu erhalten. Die Übersicht enthält auch die Rechte, die unter den Planvarianten des DB Equity Plan und DB Global Share Plan gewährt wurden, die einen Barausgleich vorsehen.

in Tsd Einheiten (ausgenommen Fair Value)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/DB Equity Plan	Global Share Plan (ab 2004)	Insgesamt	Gewichteter Durchschnitt des Fair Value je Recht am Tag der Gewährung
Bestand per 31. Dezember 2005	**290**	**64.952**	**534**	**65.776**	**51,98 €**
Gewährt	93	13.801	555	14.449	76,17 €
Ausgegeben	– 24	– 14.792	– 524	– 15.340	68,19 €
Verfallen	–	– 2.357	– 10	– 2.367	54,43 €
Bestand per 31. Dezember 2006	**359**	**61.604**	**555**	**62.518**	**53,50 €**
Gewährt	92	14.490	600	15.182	95,25 €
Ausgegeben	– 127	– 23.956	– 518	– 24.601	41,17 €
Verfallen	–	– 2.829	– 38	– 2.867	72,85 €
Bestand per 31. Dezember 2007	**324**	**49.309**	**599**	**50.232**	**71,05 €**

Zusätzlich zu den in der obigen Tabelle enthaltenen Aktienrechten gewährte der Konzern im Februar 2008 im Rahmen des DB Global Partnership Plan ungefähr 150.000 Aktienrechte mit einem durchschnittlichen Fair Value von 59,60 € je Aktienrecht und ungefähr 14,3 Millionen Aktienrechte mit einem durchschnittlichen Fair Value von 64,56 € je Aktienrecht im Rahmen des DB Equity Plan. Ungefähr 0,3 Millionen der im Rahmen des DB Equity Plan begebenen Rechte wurden unter der Planvariante gewährt, die einen Barausgleich vorsieht.

PERFORMANCEOPTIONEN

Die nachfolgende Übersicht zeigt die Entwicklung der ausstehenden Performanceoptionen, die unter dem Global Partnership Plan und dem Global Share Plan (vor 2004) gewährt wurden.

in Tsd Einheiten (ausgenommen Fair Value)	Global Partnership Plan Performance-optionen	gewichteter durchschnittlicher Ausübungspreis[1]	DB Global Share Plan (vor 2004) Performance-optionen	gewichteter durchschnittlicher Ausübungspreis
Bestand per 31. Dezember 2005	**16.105**	**77,82 €**	**2.510**	**69,77 €**
Ausgeübt	– 9.105	79,21 €	– 1.128	70,33 €
Verfallen	– 24	89,96 €	– 55	74,13 €
Bestand per 31. Dezember 2006	**6.976**	**75,96 €**	**1.327**	**69,11 €**
Ausgeübt	– 5.339	82,91 €	– 293	69,47 €
Verfallen	–	–	– 154	65,37 €
Abgelaufen	–	–	– 68	87,66 €
Bestand per 31. Dezember 2007	**1.637**	**53,32 €**	**812**	**68,14 €**

1 Der gewichtete durchschnittliche Ausübungspreis enthält keine Effekte aus den im Rahmen des DB Global Partnership Plan begebenen Partnership Appreciation Rights.

Die folgenden beiden Übersichten gliedern die ausstehenden Performanceoptionen zum 31. Dezember 2007 und 2006 nach Ausübungspreisbandbreite.

Ausübungspreisbandbreite	Ausstehende Performanceoptionen per 31. Dezember 2007		
	Ausstehende Performance-optionen (in Tsd)	Gewichteter durchschnittlicher Ausübungspreis[1]	Gewichtete durchschnittliche Restlaufzeit
40,00 – 59,99 €	1.704	48,87 €	13 Monate
60,00 – 79,99 €	522	75,24 €	24 Monate
80,00 – 99,99 €	223	89,96 €	1 Monat

1 Der gewichtete durchschnittliche Ausübungspreis enthält keine Effekte aus den im Rahmen des DB Global Partnership Plan begebenen Partnership Appreciation Rights.

Ausübungspreisbandbreite	Ausstehende Performanceoptionen per 31. Dezember 2006		
	Ausstehende Performance-optionen (in Tsd)	Gewichteter durchschnittlicher Ausübungspreis[1]	Gewichtete durchschnittliche Restlaufzeit
40,00 – 59,99 €	2.757	48,89 €	25 Monate
60,00 – 79,99 €	804	75,34 €	36 Monate
80,00 – 99,99 €	4.742	89,91 €	13 Monate

1 Der gewichtete durchschnittliche Ausübungspreis enthält keine Effekte aus den im Rahmen des DB Global Partnership Plan begebenen Partnership Appreciation Rights.

Der gewichtete durchschnittliche Aktienkurs am Ausübungstag betrug 99,70 € im Geschäftsjahr 2007 und 91,72 € im Geschäftsjahr 2006.

Am 1. Februar 2008 erloschen ungefähr 223.000 Global Partnership Plan-Performanceoptionen, die im Jahr 2002 gewährt wurden.

STOCK APPRECIATION RIGHTS PLAN

Die nachfolgende Tabelle enthält eine Übersicht über die unter dem SAR Plan begebenen Rechte:

in Tsd Einheiten (ausgenommen Basispreise)	Stock Appreciation Rights Plan	
	Einheiten	**Gewichteter durchschnittlicher Basispreis**
Bestand per 31. Dezember 2005	**7.107**	**69,79 €**
Ausgeübt	- 6.706	69,48 €
Verfallen	–	–
Abgelaufen	–	–
Bestand per 31. Dezember 2006	**401**	**74,83 €**
Ausgeübt	– 330	75,82 €
Verfallen	–	–
Abgelaufen	– 71	70,31 €
Bestand per 31. Dezember 2007	**–**	**–**

[32] LEISTUNGEN AN ARBEITNEHMER

Der Konzern bietet eine Reihe von Plänen für Leistungen nach Beendigung des Arbeitsverhältnisses an. Zusätzlich zu beitragsdefinierten Plänen gibt es Pläne, die in der Rechnungslegung als leistungsdefinierte Pläne gelten. Diese leistungsdefinierten Versorgungszusagen des Konzerns werden in Pensionspläne und Gesundheitsfürsorgepläne unterteilt.

Die Mehrheit der Anspruchsberechtigten der Pensionspläne befindet sich in Deutschland, Großbritannien und den USA. Die Höhe der Versorgungszusagen an die Mitarbeiter basiert in erster Linie auf deren Vergütung und der Dauer ihrer Konzernzugehörigkeit.

Die Finanzierungsstrategie des Konzerns zielt darauf ab, eine vollständige Deckung der leistungsdefinierten Verpflichtung im Sinne der „Defined Benefit Obligation" durch das Planvermögen in einem Rahmen von 90 % bis 110 % der Verpflichtung unter Berücksichtigung von spezifischen gesetzlichen oder vertraglichen Regelungen beizubehalten. Für Verpflichtungen aus intern finanzierten Plänen des Konzerns wurden entsprechende Rückstellungen gebildet.

Darüber hinaus gibt es im Konzern intern finanzierte Gesundheitsfürsorgepläne für derzeit tätige und pensionierte Mitarbeiter, vornehmlich in den USA. Im Rahmen dieser Pläne wird den Pensionären ein bestimmter Prozentsatz der erstattungsfähigen medizinischen und zahnmedizinischen Aufwendungen unter Berücksichtigung eines Selbstbehalts gewährt. Der Konzern dotiert diese Pläne bei Fälligkeit der zu erbringenden Leistungen.

Der Bewertungsstichtag für alle Pläne ist der 31. Dezember. Sämtliche Pläne werden gemäß der Methode des Ansammlungsverfahrens („Projected Unit Credit Method") bewertet.

Die folgende Tabelle stellt die Entwicklung der Pensionsverpflichtung und des Fair Value des Planvermögens des Konzerns für die beiden Geschäftsjahre 2007 und 2006 sowie den Finanzierungsstatus zum Ende der jeweiligen Jahre dar. Wie in IFRS 1 gefordert, beginnt die Darstellung der Vergleichswerte mit dem Übergangsstichtag zu IFRS.

	Pensionspläne		Gesundheitsfürsorgepläne	
in Mio €	2007	2006	2007	2006
Entwicklung der Verpflichtung:				
Verpflichtung zum Jahresbeginn	9.129	9.232	147	191
Laufender Dienstzeitaufwand	265	284	3	5
Zinsaufwand	436	395	8	10
Zuführungen der Planteilnehmer	6	1	–	–
Versicherungsmathematischer Verlust/Gewinn (–)	– 902	– 489	– 21	– 35
Wechselkursänderungen	– 354	– 51	– 15	– 18
Gezahlte Leistungen	– 378	– 386	– 6	– 9
Nachzuverrechnender Dienstzeitaufwand/-ertrag (–)	11	32	–	–
Akquisitionen[1]	313	41	–	–
Veräußerungen	– 3	– 5	–	–
Planabgeltungen/Plankürzungen	– 19	– 35	–	–
Sonstiges[2]	14	110	–	3
Verpflichtung zum Jahresende	**8.518**	**9.129**	**116**	**147**
Entwicklung des Fair Value des Planvermögens:				
Fair Value des Planvermögens zum Jahresbeginn	9.447	9.323	–	–
Erwarteter Ertrag aus Planvermögen	435	413	–	–
Versicherungsmathematischer Gewinn/Verlust (–)	– 266	– 371	–	–
Wechselkursänderungen	– 351	– 44	–	–
Zuführungen des Arbeitgebers	171	354	–	–
Zuführungen der Planteilnehmer	6	1	–	–
Gezahlte Leistungen[3]	– 355	– 338	–	–
Akquisitionen[4]	246	35	–	–
Veräußerungen	–	–	–	–
Planabgeltungen	– 13	– 23	–	–
Sonstiges[2]	11	97	–	–
Fair Value des Planvermögens zum Jahresende	**9.331**	**9.447**	**–**	**–**
Finanzierungsstatus zum Jahresende	**813**	**318**	**– 116**	**– 147**

1 Abbey Life und Berliner Bank (2007), Tilney (2006).
2 Beinhaltet die Startwerte von erstmals berücksichtigten kleineren Plänen.
3 Nur für extern finanzierte Pensionspläne.
4 Abbey Life (2007), Tilney (2006).

Vorrangiges Anlageziel des Konzerns ist es, die Bank im Wesentlichen vor starken Schwankungen des Finanzierungsstatus der Pensionspläne abzusichern, wobei Risiken infolge von Durationsdisparitäten und Diversifizierung der Anlageklassen in begrenztem Umfang eingegangen werden. Der Zweck besteht darin, die Erträge innerhalb eines bestimmten, vom Konzern festgelegten Risikotoleranzbereichs zu maximieren.

Der tatsächliche Ertrag aus Planvermögen betrug 169 Mio € im Jahr 2007 (2006: 42 Mio €). In beiden Geschäftsjahren führten Marktentwicklungen dazu, dass die tatsächlichen Erträge aus Planvermögen geringer ausfielen als unter den langfristigen versicherungsmathematischen Annahmen erwartet. Allerdings wurde dieser versicherungsmathematische Verlust aus Planvermögen durch einen versicherungsmathematischen Gewinn aus Verpflichtungen, der aus denselben Marktentwicklungen resultierte, überkompensiert.

Die gesamten Zuführungen zum Planvermögen der leistungsdefinierten Pensionspläne des Konzerns werden im Geschäftsjahr 2008 voraussichtlich 200 Mio € betragen, wobei die endgültige Festlegung im vierten Quartal 2008 erfolgen wird.

Die folgende Übersicht zeigt die voraussichtlich zu zahlenden Versorgungsleistungen für jedes der nächsten fünf Geschäftsjahre sowie die Leistungen für die darauf folgenden fünf Geschäftsjahre insgesamt. Bei der Berechnung der Höhe der Leistungen wurden geschätzte zukünftige Dienstzeiten berücksichtigt.

in Mio €	Pensionspläne	Gesundheitsfürsorgepläne[1]
2008	352	8
2009	373	8
2010	387	9
2011	411	9
2012	435	9
2013 bis 2017	2.400	45

1 Gekürzt um voraussichtliche Rückerstattungen aus Zuzahlungen für verschreibungspflichtige Medikamente im Rahmen des Versicherungsprogramms Medicare in Höhe von circa 1 Mio € jährlich für die Jahre 2008 bis 2010, 2 Mio € jährlich für die Jahre 2011 und 2012 sowie insgesamt 10 Mio € für die Jahre 2013 bis 2017.

Die nachfolgende Übersicht liefert eine Aufteilung der Verpflichtung in Beträge aus intern finanzierten Plänen und Beträge aus vollständig oder teilweise extern finanzierten Plänen.

	Pensionspläne		Gesundheitsfürsorgepläne	
in Mio €	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Verpflichtung	8.518	9.129	116	147
- intern finanziert	121	141	116	147
- extern finanziert	8.397	8.988	–	–

Bei der Umstellung der Rechnungslegung auf IFRS zum 1. Januar 2006 hat der Konzern im Einklang mit den Umstellungsvorschriften von IFRS 1 alle kumulierten versicherungsmathematischen Gewinne und Verluste im Eigenkapital erfasst. Seitdem wird für versicherungsmathematische Gewinne und Verluste der 10 %-„Korridor"-Ansatz angewendet.

Die nachfolgende Übersicht stellt eine Überleitung des Finanzierungsstatus auf den Nettobilanzbetrag dar, jeweils zum 31. Dezember 2007 beziehungsweise 31. Dezember 2006.

	Pensionspläne		Gesundheitsfürsorgepläne	
in Mio €	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Finanzierungsstatus	813	318	– 116	– 147
Noch nicht erfasster versicherungsmathematischer Verlust/Gewinn (–)	– 752	– 115	– 50	– 35
Noch nicht erfasster nachzuverrechnender Dienstzeitaufwand/-ertrag (–)	–	–	–	–
Aufgrund der Begrenzung nach IAS 19.58(b) nicht als Vermögenswert erfasster Betrag	– 4	– 2	–	–
Nettobilanzbetrag Vermögen/Schuld (–)	57	201	– 166	– 182

Die Pensionspläne weisen zum 31. Dezember 2007 einen Finanzierungsstatus von 813 Mio € auf. Durch Anwendung der Korridormethode wird der kumulierte versicherungsmathematische Gewinn von 752 Mio € nicht sofort, sondern erst in der Zukunft erfolgswirksam erfasst. Dies ist der wesentliche Grund dafür, dass der in der Konzernbilanz ausgewiesene Nettovermögensbetrag für Pensionspläne unter deren Finanzierungsstatus liegt. Im Jahr 2008 werden 10 Mio € des kumulierten versicherungsmathematischen Gewinns von 752 Mio € erfolgswirksam erfasst werden.

Zum 31. Dezember 2007 beträgt der kumulierte versicherungsmathematische Gewinn der Gesundheitsfürsorgepläne 50 Mio €. Hiervon werden 5 Mio € im Jahr 2008 erfolgswirksam erfasst werden.

Der Aufwand für leistungsdefinierte Pläne der Geschäftsjahre 2007 und 2006 setzte sich aus den nachstehenden Komponenten zusammen. Alle Komponenten sind Bestandteil des Personalaufwands.

	Pensionspläne		Gesundheitsfürsorgepläne	
in Mio €	2007	2006	2007	2006
Laufender Dienstzeitaufwand	265	284	3	5
Zinsaufwand	436	395	8	10
Erwarteter Ertrag aus Planvermögen	– 435	– 413	–	–
Amortisation versicherungsmathematischen Verlusts/Gewinns (–)	– 1	–	– 3	–
Sofort erfasster nachzuverrechnender Dienstzeitaufwand/-ertrag (–)	11	32	–	–
Amortisation von nachzuverrechnendem Dienstzeitaufwand/-ertrag (–)	–	–	–	–
Planabgeltungen/Plankürzungen	– 11	– 7	–	–
Auswirkung der Obergrenze nach IAS 19.58(b)	2	–	–	–
Gesamtaufwand für leistungsdefinierte Pläne	**267**	**291**	**8**	**15**

Der für 2008 erwartete Aufwand beträgt ungefähr 210 Mio € für die Pensionspläne und ungefähr 4 Mio € für die Gesundheitsfürsorgepläne. Dies liegt in erster Linie an den im Vergleich zum Vorjahr höheren Diskontierungszinssätzen zum Bewertungsstichtag und der Amortisation von versicherungsmathematischen Gewinnen.

Der Aufwand für die beitragsdefinierten Pläne summierte sich für das Jahr 2007 auf 203 Mio € (2006: 165 Mio €). Zusätzlich leistete der Konzern im Geschäftsjahr 2007 Arbeitgeberbeiträge in Höhe von 156 Mio € zur gesetzlichen Rentenversicherung in Deutschland (2006: 144 Mio €).

Die nachfolgende Tabelle zeigt für die einzelnen Anlagekategorien die gewichtete durchschnittliche Portfoliostruktur der Pensionspläne im Konzern zum 31. Dezember 2007 beziehungsweise 31. Dezember 2006 sowie die Zielallokation.

	Zielallokation	Prozentualer Anteil am Planvermögen	
		31.12.2007	31.12.2006
Anlagekategorien:			
Aktien	5 %	8 %	10 %
Verzinsliche Wertpapiere (inklusive Barmittel)	90 %	89 %	87 %
Alternative Anlageinstrumente (inklusive Immobilien)	5 %	3 %	3 %
Anlagekategorien insgesamt	**100 %**	**100 %**	**100 %**

Die erwartete Rendite des Planvermögens wird gesondert für jeden Plan mithilfe eines modularen Ansatzes entwickelt, der die jeweilige Portfoliostruktur sowie die erwartete Rendite jeder Anlageklasse berücksichtigt. Hierbei wird anstelle der tatsächlichen Allokation die Zielallokation des Plans am Bewertungsstichtag verwendet.

Prinzipiell wird eine risikofreie Rendite als Maßstab benutzt. Mit Anpassungen bezüglich Duration und andere relevanter Faktoren für jede größere Anlageklasse. Zum Beispiel wird die erwartete Rendite für Aktien und Immobilien dadurch abgeleitet, dass eine jeweilige Risikoprämie zur Rendite von Staatsanleihen mit einer Restlaufzeit von zehn Jahren hinzugefügt wird.

Erwartete Erträge werden um steuerliche Einflüsse korrigiert, allerdings erfolgt keine Berücksichtigung einer erwarteten Überrendite durch aktives Management. Abschließend wird die Angemessenheit der Risikoprämien und der insgesamt erwarteten Renditen durch Vergleich der Werte mit anderen angesehenen veröffentlichten Prognosen und marktüblichen Verfahren bestätigt.

Im Planvermögen zum 31. Dezember 2007 sind Derivate mit einem negativen Marktwert von 160 Mio € enthalten. Derivategeschäfte werden sowohl konzernintern als auch mit externen Kontrahenten abgeschlossen. Des Weiteren sind im Planvermögen vom Konzern emittierte Wertpapiere im Wert von 30 Mio € enthalten.

Voraussichtlich werden während des Geschäftsjahres 2008 keine Anteile aus dem Planvermögen an den Konzern zurückgegeben werden.

Den Berechnungen liegen im Wesentlichen folgende versicherungsmathematische Annahmen zugrunde. Diese werden als gewichtete Durchschnitte dargestellt.

	Pensionspläne		Gesundheitsfürsorgepläne	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Zugrunde gelegte Annahmen zur Ermittlung der Verpflichtung zum Jahresende				
Diskontierungszinssatz	5,5 %	4,8 %	6,1 %	5,8 %
Inflationsrate	2,1 %	2,0 %	N/A	N/A
Nominale Gehaltssteigerungsrate	3,3 %	3,2 %	N/A	N/A
Nominale Pensionssteigerungsrate	1,8 %	1,7 %	N/A	N/A
Zugrunde gelegte Annahmen zur Ermittlung des Aufwands für das abgelaufene Geschäftsjahr				
Diskontierungszinssatz	4,8 %	4,3 %	5,8 %	5,4 %
Inflationsrate	2,0 %	2,1 %	N/A	N/A
Nominale Gehaltssteigerungsrate	3,2 %	3,3 %	N/A	N/A
Nominale Pensionssteigerungsrate	1,7 %	1,8 %	N/A	N/A
Erwartete Rendite des Planvermögens[1]	4,6 %	4,4 %	N/A	N/A

N/A – nicht anwendbar

1 Die erwartete Rendite des Planvermögens zur Bestimmung des Ertrags beträgt für das Jahr 2008 5,0 %.

Annahmen über die Lebenserwartung sind wesentlich zur Bestimmung der Verpflichtung aus leistungsdefinierten Plänen und folgen den in den jeweiligen Ländern üblichen Ansätzen. In einigen Ländern wurden zukünftige Steigerungen der Lebenserwartung berücksichtigt und in die Annahmen mit einbezogen. Die folgende Übersicht zeigt die durchschnittliche Lebenserwartung von Menschen im Alter von 65 Jahren, die heute 65 beziehungsweise 45 Jahre alt sind, zum 31. Dezember 2007 beziehungsweise 31. Dezember 2006, gewichtet auf Basis der Verpflichtungen aus den Pensionsplänen des Konzerns.

	Lebenserwartung für einen Mann im Alter von 65		Lebenserwartung für eine Frau im Alter von 65	
in Jahren	65-jährig	45-jährig	65-jährig	45-jährig
31. Dezember 2007	19,1	21,0	22,5	24,3
31. Dezember 2006	18,4	20,5	22,0	24,0

Die nachfolgende Übersicht bezieht sich auf die Pensionspläne. Sie zeigt Sensitivitäten der Pensionsverpflichtung zum 31. Dezember 2007 und der Summe aus Dienstzeit- und Zinsaufwand für das Jahr 2007 im Hinblick auf wesentliche Annahmen. Die Veränderung einer jeden Annahme erfolgt ceteris paribus.

Anstieg in Mio €	Verpflichtung zum 31.12.2007	Summe aus Dienstzeit- und Zinsaufwand für das Jahr 2007
Diskontierungszinssatz (Rückgang um 50 Basispunkte)	650	10
Inflationsrate (Anstieg um 50 Basispunkte)	455	40
Reale Gehaltssteigerungsrate (Anstieg um 50 Basispunkte)	80	10
Lebenserwartung (Verbesserung um 10 %)[1]	145	10

1 Eine Verbesserung der Lebenserwartung um 10 % bedeutet eine Reduzierung der Sterbewahrscheinlichkeit für jedes Alter um 10 %. Diese Sensitivität führt zu einer im Durchschnitt um ein Jahr erhöhten Lebenserwartung im Alter von 65 Jahren.

Eine Herabsetzung der angenommenen erwarteten Rendite des Planvermögens um 50 Basispunkte hätte einen Anstieg des Aufwands für Pensionspläne um 47 Mio € für das Jahr 2007 zur Folge gehabt.

Zur Ermittlung des Aufwands für Gesundheitsfürsorgepläne wurde eine gewichtete durchschnittliche Zunahme von 8,8 % für die im Rahmen dieser Pläne pro Person zu erbringenden Leistungen für das Jahr 2008 angenommen. Für diese Rate werden ein allmählicher Rückgang auf 4,9 % bis zum Ende des Jahres 2012 und eine anschließende Stabilisierung auf diesem Niveau erwartet.

Die Annahmen über die Entwicklung der Gesundheitskosten haben Auswirkungen auf die dargestellten Beträge der Gesundheitsfürsorgepläne. Eine Veränderung in der unterstellten Entwicklung der Gesundheitskosten um einen Prozentpunkt hätte folgende Auswirkungen auf die Gesundheitsfürsorgepläne des Konzerns gehabt.

	Anstieg um 1 Prozentpunkt		Rückgang um 1 Prozentpunkt	
Zunahme/Abnahme (–) in Mio €	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Effekt auf die Verpflichtung zum Jahresende	13	17	– 11	– 15
Effekt auf die Summe aus laufendem Dienstzeit- und Zinsaufwand für das abgelaufene Geschäftsjahr	1	2	– 1	– 1

[33] ERTRAGSTEUERN

Der Ertragsteueraufwand/-ertrag setzt sich wie folgt zusammen.

in Mio €	2007	2006
Ertragsteueraufwand	**2.239**	**2.260**
Laufender Steueraufwand[1]	**3.157**	**2.095**
Steueraufwand für das laufende Jahr	3.504	2.782
Periodenfremder laufender Steueraufwand	– 347	– 687
Latenter Steueraufwand[1]	**– 918**	**165**
Effekt aus der Entstehung und Umkehrung temporärer Differenzen, nicht genutzter steuerlicher Verluste und Steuergutschriften	– 651	288
Effekt aus Steuersatzänderungen	– 181	– 7
Periodenfremder latenter Steueraufwand	– 86	– 116

1 Einschließlich Ertragsteuern, die sich auf langfristige Vermögenswerte oder Veräußerungsgruppen beziehen, die als zur Veräußerung gehalten klassifiziert werden. Weitere Informationen befinden sich in Note [22].

Der Ertragsteueraufwand für das Jahr 2007 beinhaltet einen Steuerertrag aus einer „Versicherungsnehmersteuer" („Policyholder Tax") in Höhe von 1 Mio €, die durch Einkünfte entsteht, die dem Versicherungsnehmer zuzurechnen sind.

Der laufende Steueraufwand ist aufgrund der Nutzung bisher nicht berücksichtigter steuerlicher Verluste, Steuergutschriften und abzugsfähiger temporärer Differenzen im Geschäftsjahr 2007 um 3 Mio € vermindert (2006: 19 Mio €).

Der latente Steueraufwand ist aufgrund von Abwertungen aktiver latenter Steuern und der Nutzung bisher nicht berücksichtigter steuerlicher Verluste, Steuergutschriften und abzugsfähiger temporärer Differenzen sowie aufgrund der Wertaufholung aktiver latenter Steuern in Vorjahren im Geschäftsjahr 2007 per saldo um 71 Mio € erhöht (2006: 93 Mio €).

Die nachstehende Übersicht zeigt eine Analyse des Unterschiedsbetrags zwischen dem Steueraufwand, der sich bei Anwendung des deutschen Ertragsteuersatzes auf das Ergebnis vor Steuern ergeben würde, und dem tatsächlich ausgewiesenen Steueraufwand des Konzerns.

in Mio €	2007	2006
Erwarteter Steueraufwand bei einem Ertragsteuersatz von 39,2 % in Deutschland (39,2 % für 2006)	**3.429**	**3.269**
Steuersatzdifferenzen auf ausländische Ergebnisse	– 620	– 250
Steuerbefreite Einnahmen	– 657	– 357
Steuereffekt aus mit der Equity-Methode konsolidierten Beteiligungen	– 22	– 51
Nicht abzugsfähige Aufwendungen	393	372
Nicht temporäre Wertminderungen des Goodwill	21	10
Änderungen des Ansatzes und der Bewertung aktiver latenter Steuern	68	74
Effekt aus Änderungen der Steuergesetzgebung	– 181	– 362
Effekt aus der „Policyholder Tax"	– 1	–
Sonstige	– 191	– 445
Ausgewiesener Ertragsteueraufwand	**2.239**	**2.260**

Der Konzern unterliegt in verschiedenen Ländern der ständigen Prüfung durch die Steuerbehörden. In der vorstehenden Tabelle sind unter der Position Sonstige im Wesentlichen Einmaleffekte aufgrund abgeschlossener Steuerprüfungen enthalten.

Der in Deutschland maßgebliche Ertragsteuersatz, der für die Berechnung latenter Steuerforderungen und -verbindlichkeiten angewandt wurde, setzt sich aus der Körperschaftsteuer, dem Solidaritätszuschlag und der Gewerbesteuer zusammen und hat in den Geschäftsjahren 2007 30,7 % und 2006 39,2 % betragen.

Im August 2007 beschloss der deutsche Gesetzgeber eine Reform der Unternehmensbesteuerung („Unternehmensteuerreformgesetz 2008"). Diese sieht ab dem Jahr 2008 eine Herabsetzung des Körperschaftsteuersatzes von 25 % auf 15 % sowie eine Änderung der Gewerbesteuerberechnung vor. Durch diese Steuergesetzesänderung ermäßigte sich der latente Steueraufwand für 2007 um 232 Mio €. Weitere Steuersatzänderungen, im Wesentlichen in Großbritannien, Spanien, Italien und den Vereinigten Staaten von Amerika, erhöhten den latenten Steueraufwand 2007 um 51 Mio €.

Nachfolgend sind die latenten Steuerforderungen und -verbindlichkeiten für jede Art temporärer Differenzen, bisher nicht genutzte steuerliche Verluste und Steuergutschriften dargestellt.

in Mio €	31.12.2007	31.12.2006
Latente Steuerforderungen	**10.898**	**12.194**
Noch nicht genutzte steuerliche Verlustvorträge	1.219	451
Noch nicht genutzte Steuergutschriften	132	160
Abzugsfähige temporäre Differenzen		
Handelsaktiva/-passiva	5.313	5.858
Sachanlagen	319	303
Sonstige Aktiva	821	1.890
Bewertung von Wertpapieren	276	697
Wertberichtigungen für Kreditausfälle	162	193
Sonstige Rückstellungen	1.510	1.576
Sonstige Passiva	1.146	1.066
Latente Steuerverbindlichkeiten	**8.250**	**10.147**
Zu versteuernde temporäre Differenzen		
Handelsaktiva/-passiva	5.163	5.641
Sachanlagen	57	190
Sonstige Aktiva	1.370	1.431
Bewertung von Wertpapieren	681	1.119
Wertberichtigungen für Kreditausfälle	89	104
Sonstige Rückstellungen	734	1.190
Sonstige Passiva	156	472
Latente Steuerforderungen, per saldo	**2.648**	**2.047**

Nach Saldierung wurden diese Beträge wie folgt in der Bilanz ausgewiesen.

in Mio €	31.12.2007	31.12.2006
Latente Steuerforderungen	4.772	4.332
Latente Steuerverbindlichkeiten	2.124	2.285
Latente Steuerforderungen, per saldo	**2.648**	**2.047**

Die Änderung des Saldos zwischen latenten Steuerforderungen und latenten Steuerverbindlichkeiten entspricht nicht dem latenten Steueraufwand in diesen Jahren. Die Gründe hierfür sind (i) latente Steuern, die direkt dem Eigenkapital belastet beziehungsweise gutgeschrieben werden. (ii) Effekte durch Wechselkursänderungen auf Steuerforderungen und -verbindlichkeiten, die in anderen Währungen als Euro notieren, (iii) der Erwerb und Verkauf von Gesellschaften im Rahmen der gewöhnlichen Geschäftstätigkeit und (iv) die Umgliederungen von latenten Steuerforderungen und -verbindlichkeiten, die in der Bilanz als Bestandteile der Positionen Sonstige Aktiva und Sonstige Passiva dargestellt werden.

Folgende Ertragsteuern sind als Belastung oder Gutschrift im Eigenkapital bilanziert.

in Mio €	2007	2006
Ertragsteuern, die den im Eigenkapital erfassten Erträgen und Aufwendungen (belastet) beziehungsweise gutgeschrieben wurden	**215**	**– 25**
Zur Veräußerung verfügbare finanzielle Vermögenswerte	197	16
Derivate, die Schwankungen zukünftiger Cashflows absichern	– 1	22
Sonstige Veränderungen im Eigenkapital	19	– 63
Ertragsteuern, die darüber hinaus dem Eigenkapital (belastet) bzw. gutgeschrieben wurden	**– 35**	**195**

Für die folgenden Posten wurden keine latenten Steuerforderungen per 31. Dezember 2007 (31. Dezember 2006) ausgewiesen.[1]

in Mio €	31.12.2007	31.12.2006
Abzugsfähige temporäre Differenzen	**– 34**	**– 24**
Nicht genutzte steuerliche Verluste	**– 1.510**	**– 1.479**
Unverfallbar	– 1.120	– 1.046
Verfall in der folgenden Periode	–	– 2
Verfall nach der folgenden Periode	– 390	– 431
Nicht genutzte Steuergutschriften	**– 100**	**– 84**
Unverfallbar	–	–
Verfall in der folgenden Periode	–	–
Verfall nach der folgenden Periode	– 100	– 84

1 Die Beträge in der Tabelle beziehen sich hinsichtlich der noch nicht genutzten steuerlichen Verluste und Steuergutschriften auf Körperschaftsteuern.

Latente Steuerforderungen wurden für diese Posten nicht erfasst, da es nicht wahrscheinlich ist, dass zukünftig zu versteuernde Ergebnisse vorliegen, mit denen die noch nicht genutzten steuerlichen Verluste und noch nicht genutzten Steuergutschriften verrechnet werden können.

Zum 31. Dezember 2007 beziehungsweise zum 31. Dezember 2006 hat der Konzern für Gesellschaften, die einen Verlust in der laufenden Periode oder in der Vorperiode erlitten haben, latente Steuerforderungen ausgewiesen, die die latenten Steuerverbindlichkeiten um 2.582 Mio € beziehungsweise 345 Mio € überstiegen. Grundlage für die Bildung latenter Steuern ist die Einschätzung des Managements, dass es wahrscheinlich ist, dass die jeweiligen Gesellschaften zu versteuernde Ergebnisse erzielen werden, mit denen die abzugsfähigen temporären Differenzen verrechnet werden können. In der Regel verwendet das Management für die Bestimmung der auszuweisenden Beträge latenter Steuerforderungen historische Informationen zu Steuerkapazität beziehungsweise Profitabilität und gegebenenfalls Informationen über prognostizierte Geschäftsergebnisse auf der Basis genehmigter Geschäftspläne, einschließlich einer Aufstellung über die Übertragsperioden steuerlicher Verlustvorträge und Gutschriften, Steuerplanungsmöglichkeiten sowie sonstiger maßgeblicher Überlegungen.

Die Konzernobergesellschaft hat keine latenten Steuerverbindlichkeiten für temporäre Differenzen in Höhe von 255 Mio € im Zusammenhang mit Beteiligungen an Tochtergesellschaften, Filialen und assoziierten Unternehmen sowie Beteiligungen an gemeinschaftlich geführten Unternehmen ausgewiesen (2006: 228 Mio €).

Seit 2007 hat die Zahlung von Dividenden an die Deutsche Bank-Aktionäre keine ertragsteuerlichen Konsequenzen für die Bank. In 2006 ergab sich ein Steuerertrag in Höhe von 30 Mio €.

[34] AKQUISITIONEN UND VERÄUßERUNGEN

IM JAHR 2007 GETÄTIGTE UNTERNEHMENSZUSAMMENSCHLÜSSE

Im Geschäftsjahr 2007 tätigte der Konzern mehrere Akquisitionen, die als Unternehmenszusammenschlüsse bilanziert wurden. Von diesen Transaktionen waren die Übernahmen von Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. und Abbey Life Assurance Company Limited einzeln betrachtet wesentlich und werden deshalb separat dargestellt. Die sonstigen Unternehmenszusammenschlüsse, die einzeln betrachtet nicht wesentlich waren, werden zusammengefasst dargestellt.

BERLINER BANK AG & CO. KG

Mit Wirkung zum 1. Januar 2007 schloss der Konzern die Akquisition der Berliner Bank AG & Co. KG („Berliner Bank") ab. Die Kosten für die Akquisition setzten sich aus einem in bar zu entrichtenden Kaufpreis von 645 Mio € und Anschaffungsnebenkosten von 1 Mio € zusammen. Zum Jahresende 2007 führte die Allokation des Kaufpreises zu einem Goodwill von 508 Mio €, sonstigen immateriellen Vermögenswerten von 45 Mio € und einem Nettovermögen von 93 Mio €. Die Akquisition erweitert den Marktanteil des Konzerns im Privatkundensektor der deutschen Hauptstadt. Die Berliner Bank ist im Unternehmensbereich PBC enthalten. Die nachfolgende Übersicht zeigt die Auswirkungen dieses Unternehmenserwerbs auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Aktiva			
Barreserve	190	–	190
Verzinsliche Sichteinlagen bei Kreditinstituten	808	–	808
Verzinsliche Termineinlagen bei Kreditinstituten	1.945	–	1.945
Forderungen aus dem Kreditgeschäft	2.443	– 28	2.415
Goodwill	–	508	508
Sonstige immaterielle Vermögenswerte	–	45	45
Übrige Vermögenswerte	18	2	20
Summe der Aktiva	**5.404**	**527**	**5.931**
Passiva			
Einlagen	5.107	–	5.107
Übrige Verbindlichkeiten	133	45	178
Summe der Verbindlichkeiten	**5.240**	**45**	**5.285**
Nettovermögen	164	482	646
Summe der Passiva	**5.404**	**527**	**5.931**

Seit dem Erwerbszeitpunkt wurden für die Berliner Bank Erträge von 251 Mio € und ein Gewinn nach Steuern von 35 Mio € erfasst.

MORTGAGE IT HOLDINGS, INC.

Am 2. Januar 2007 schloss der Konzern die Akquisition von 100 % an der MortgageIT Holdings, Inc. („MortgageIT") für einen in bar zu entrichtenden Kaufpreis von insgesamt 326 Mio € ab. Zum Jahresende 2007 resultierten aus diesem Unternehmenszusammenschluss ein Nettovermögen von 177 Mio € und ein Goodwill von 149 Mio €. MortgageIT, ein Real Estate Investment Trust („REIT") in den Vereinigten Staaten, ist dem Unternehmensbereich CB&S zugeordnet.

Die nachfolgende Übersicht zeigt die Auswirkungen dieser Akquisition auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Aktiva			
Barreserve	29	–	29
Zum Fair Value bewertete finanzielle Vermögenswerte	5.854	– 5	5.849
Goodwill	9	140	149
Übrige Vermögenswerte	160	– 7	153
Summe der Aktiva	**6.052**	**128**	**6.180**
Passiva			
Zum Fair Value bewertete finanzielle Verpflichtungen	3.390	–	3.390
Sonstige Passiva	2.349	10	2.359
Übrige Verbindlichkeiten	95	10	105
Summe der Verbindlichkeiten	**5.834**	**20**	**5.854**
Nettovermögen	218	108	326
Summe der Passiva	**6.052**	**128**	**6.180**

Seit dem Erwerbszeitpunkt wurden für MortgageIT negative Erträge von 38 Mio € und ein Verlust nach Steuern von 212 Mio € ausgewiesen.

ABBEY LIFE ASSURANCE COMPANY LIMITED

Am 1. Oktober 2007 schloss der Konzern die Akquisition von 100 % an der Abbey Life Assurance Company Limited („Abbey Life") für einen in bar zu entrichtenden Kaufpreis von 1.412 Mio € und Anschaffungsnebenkosten von 12 Mio € ab. Die Allokation des Kaufpreises führte zu einem Nettovermögen von 512 Mio € und sonstigen immateriellen Vermögenswerten von 912 Mio €. Diese ermittelten immateriellen Vermögenswerte entsprechen dem Barwert der zukünftigen Zahlungsströme aus den bei dem Unternehmenszusammenschluss erworbenen langfristigen Versicherungs- und Investmentverträgen (Wert des erworbenen Versicherungsgeschäfts). Abbey Life ist eine britische Lebensversicherungsgesellschaft, die seit dem Jahr 2000 kein Neugeschäft mehr abschließt. Das Portfolio umfasst vorwiegend fondsgebundene Lebens- und Rentenpolicen sowie Rentenversicherungen. Abbey Life ist Bestandteil des Unternehmensbereichs CB&S. Die nachfolgende Übersicht zeigt die Auswirkungen dieser Akquisition auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Aktiva			
Verzinsliche Sichteinlagen bei Kreditinstituten	232	–	232
Zum Fair Value bewertete finanzielle Vermögenswerte	14.145	–	14.145
Zur Veräußerung verfügbare finanzielle Vermögenswerte	2.261	–	2.261
Sonstige immaterielle Vermögenswerte	–	912	912
Übrige Vermögenswerte	1.317	– 1	1.316
Summe der Aktiva	**17.955**	**911**	**18.866**
Passiva			
Zum Fair Value bewertete finanzielle Verpflichtungen	10.387	–	10.387
Rückstellungen für das Versicherungsgeschäft	6.339	–	6.339
Übrige Verbindlichkeiten	246	318	564
Summe der Verbindlichkeiten	**16.972**	**318**	**17.290**
Nettovermögen[1]	983	593	1.576
Summe der Passiva	**17.955**	**911**	**18.866**

1 Enthält Minderheitsanteile in Höhe von 152 Mio €.

Seit dem Erwerbszeitpunkt wurden für Abbey Life Erträge von 53 Mio € und ein Gewinn nach Steuern von 26 Mio € erfasst.

SONSTIGE IM JAHR 2007 GETÄTIGTE UNTERNEHMENSZUSAMMENSCHLÜSSE

Im Jahr 2007 getätigte sonstige Unternehmenszusammenschlüsse, die einzeln betrachtet nicht wesentlich waren, werden zusammengefasst dargestellt. Diese Transaktionen waren mit dem Erwerb von Mehrheitsbeteiligungen in einer Bandbreite zwischen 51 % und 100 % verbunden und umfassten einen Gesamtkaufpreis von 107 Mio € einschließlich Anschaffungsnebenkosten von 1 Mio €. Die nachfolgende Übersicht zeigt die Auswirkungen auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Summe der Aktiva	**104**	**132**	**236**
Summe der Verbindlichkeiten	87	13	100
Nettovermögen	17	119	136
Summe der Passiva	**104**	**132**	**236**

Diese Akquisitionen wirkten sich mit 2 Mio € beziehungsweise 1 Mio € auf die Erträge und das Ergebnis des Konzerns aus.

MÖGLICHE AUSWIRKUNGEN DER IN 2007 GETÄTIGTEN UNTERNEHMENSZUSAMMENSCHLÜSSE AUF DIE GEWINN-UND-VERLUST-RECHNUNG

Wären alle oben aufgeführten in 2007 getätigten Unternehmenszusammenschlüsse zum 1. Januar 2007 wirksam gewesen, hätte der Konzern für 2007 daraus Erträge von 426 Mio € und ein negatives Ergebnis von 74 Mio € ausgewiesen.

IM JAHR 2006 GETÄTIGTE UNTERNEHMENSZUSAMMENSCHLÜSSE

Im Geschäftsjahr 2006 tätigte der Konzern mehrere Akquisitionen, die als Unternehmenszusammenschlüsse bilanziert wurden. Die Übernahmen von United Financial Group, norisbank und Tilney Group Limited waren einzeln betrachtet wesentlich und werden deshalb separat dargestellt. Die anderen Unternehmenszusammenschlüsse, die einzeln betrachtet nicht wesentlich waren, werden zusammengefasst dargestellt.

UNITED FINANCIAL GROUP

Mit Wirkung zum 27. Februar 2006 schloss der Konzern den Erwerb der restlichen 60 % an der United Financial Group („UFG") ab, nachdem er bereits 2004 eine Beteiligung von 40 % an dem Unternehmen erworben hatte. Die Transaktion stärkt die Position des Konzerns als eine der führenden Investmentbanken in Russland. Die Kosten für die Akquisition der 60 % setzten sich aus einem in bar zu entrichtenden Kaufpreis von 189 Mio € und Anschaffungsnebenkosten von 2 Mio € zusammen. Weitere 82 Mio € der Kaufpreissumme wurden auf ein Treuhandkonto gezahlt, bis die aufschiebende Bedingung in 2008 erfüllt ist. Die Allokation des Kaufpreises führte zu einem Goodwill von 122 Mio €, sonstigen immateriellen Vermögenswerten von 13 Mio € und einem Nettovermögen von 138 Mio €. UFG ist in den Unternehmensbereich CB&S eingegliedert.

Zum Erwerbszeitpunkt ergaben sich folgende Auswirkungen auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Aktiva			
Barreserve	368	33	401
Zum Fair Value bewertete finanzielle Vermögenswerte	745	–	745
Goodwill	–	166	166
Sonstige immaterielle Vermögenswerte	–	13	13
Übrige Vermögenswerte	1.227	– 1	1.226
Summe der Aktiva	**2.340**	**211**	**2.551**
Passiva			
Zum Fair Value bewertete finanzielle Verpflichtungen	728	–	728
Übrige Verbindlichkeiten	1.360	–	1.360
Summe der Verbindlichkeiten	**2.088**	**–**	**2.088**
Nettovermögen	252	211	463
Summe der Passiva	**2.340**	**211**	**2.551**

Die seit dem Erwerb ausgewiesenen Erträge und der Gewinn nach Steuern der UFG beliefen sich in 2006 auf 171 Mio € beziehungsweise 95 Mio €.

NORISBANK

Am 2. November 2006 schloss der Konzern die Akquisition des Filialgeschäfts der zur DZ Bank-Gruppe gehörenden norisbank sowie der Marke „norisbank" ab. Die Übernahme, mit welcher der Konzern seine starke Stellung im Konsumentenkreditgeschäft in Deutschland weiter ausbaut, erfolgte durch den Erwerb der Vermögenswerte und Verbindlichkeiten in Form einer unmittelbaren Fusion zwischen dem erworbenen und dem erwerbenden Unternehmen. Die fusionierte Einheit firmiert unter dem Namen norisbank. Die Kosten für die Akquisition setzten sich aus einem in bar zu entrichtenden Kaufpreis von 414 Mio € und Anschaffungsnebenkosten von 1 Mio € zusammen. Der Kaufpreis hängt von einem Preisanpassungsmechanismus ab und wird im Laufe des Jahres 2008 endgültig festgelegt. Seine Allokation führte zu einem Goodwill von 230 Mio €, sonstigen immateriellen Vermögenswerten von 80 Mio € und einem Nettovermögen von 105 Mio €. Die norisbank ist im Unternehmensbereich PBC enthalten.

Die nachfolgende Übersicht zeigt die Auswirkungen dieser Akquisition auf die Konzernbilanz.

in Mio €	Buchwert des erwerbenden Unternehmens	Zum Fair Value übernommene Vermögenswerte und Verbindlichkeiten	Fair Value
Aktiva			
Barreserve	28	–	28
Verzinsliche Termineinlagen bei Kreditinstituten	402	– 89	313
Forderungen aus dem Kreditgeschäft	–	1.641	1.641
Goodwill	–	230	230
Sonstige immaterielle Vermögenswerte	4	80	84
Übrige Vermögenswerte	3	4	7
Summe der Aktiva	**437**	**1.866**	**2.303**
Passiva			
Einlagen	–	1.417	1.417
Übrige Verbindlichkeiten	–	449	449
Summe der Verbindlichkeiten	**–**	**1.866**	**1.866**
Nettovermögen	437	–	437
Summe der Passiva	**437**	**1.866**	**2.303**

Im Anschluss an die Akquisition und bis zum 31. Dezember 2007 wurde der Kaufpreis einschließlich Anschaffungsnebenkosten aufgrund von Preisanpassungen und weiterer Übernahmekosten auf 417 Mio € geändert. Die Allokation des Kaufpreises veränderte den Goodwill auf 222 Mio €, die sonstigen immateriellen Vermögenswerte auf 82 Mio € und das Nettovermögen auf 113 Mio €. Die Erträge und der Verlust nach Steuern aus der Akquisition der norisbank beliefen sich in 2006 auf 30 Mio € beziehungsweise 5 Mio €.

TILNEY GROUP LIMITED

Am 14. Dezember 2006 schloss der Konzern die Akquisition von 100 % an dem britischen Vermögensverwalter Tilney Group Limited („Tilney") als Teil einer strategischen Initiative zur Stärkung der Präsenz im britischen Private Wealth Management-Markt ab. Die Kosten für die Akquisition setzten sich aus einer Barvergütung von 317 Mio €, der Aufnahme eines Darlehens in Höhe von 11 Mio € und Anschaffungsnebenkosten von 5 Mio € zusammen. Weitere 46 Mio € der Kaufpreissumme werden unter der Voraussetzung gezahlt, dass das Geschäftsergebnis der erworbenen Einheiten in den folgenden drei Jahren bestimmte Zielwerte übertrifft. Die Allokation des Kaufpreises führte zu einem Goodwill von 419 Mio €, sonstigen immateriellen Vermögenswerten von 97 Mio € und Nettoverbindlichkeiten von 137 Mio €. Tilney ist dem Geschäftsbereich PWM zugeordnet.

Zum Erwerbszeitpunkt ergaben sich folgende Auswirkungen auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Aktiva			
Barreserve	47	–	47
Goodwill	163	256	419
Sonstige immaterielle Vermögenswerte	–	97	97
Übrige Vermögenswerte	36	2	38
Summe der Aktiva	**246**	**355**	**601**
Passiva			
Langfristige Verbindlichkeiten	143	8	151
Übrige Verbindlichkeiten	46	25	71
Summe der Verbindlichkeiten	**189**	**33**	**222**
Nettovermögen	57	322	379
Summe der Passiva	**246**	**355**	**601**

Im Anschluss an die Akquisition und bis zum 31. Dezember 2007 führte eine Anpassung des Kaufpreises zur Rückzahlung von weniger als 1 Mio € und zu einer entsprechenden Anpassung des Goodwill. Die Erträge und der Verlust nach Steuern aus der Akquisition von Tilney beliefen sich 2006 auf 3 Mio € beziehungsweise weniger als 1 Mio €.

SONSTIGE IM JAHR 2006 GETÄTIGTE UNTERNEHMENSZUSAMMENSCHLÜSSE

Im Jahr 2006 getätigte sonstige Unternehmenszusammenschlüsse, die einzeln betrachtet nicht wesentlich waren, werden zusammengefasst dargestellt. Diese Transaktionen waren mit dem Erwerb von Mehrheitsbeteiligungen in einer Bandbreite zwischen 60 % und 100 % verbunden, und umfassten einen Gesamtkaufpreis von 168 Mio € einschließlich Anschaffungsnebenkosten von 1 Mio €. Die nachfolgende Übersicht zeigt die Auswirkungen dieser Akquisitionen auf die Konzernbilanz.

in Mio €	Buchwert vor der Akquisition	Anpassungen auf den Fair Value	Fair Value
Summe der Aktiva	**475**	**13**	**488**
Summe der Verbindlichkeiten	288	8	296
Nettovermögen	187	5	192
Summe der Passiva	**475**	**13**	**488**

Die Akquisitionen wirkten sich mit 58 Mio € beziehungsweise 47 Mio € auf die Erträge und das Ergebnis des Konzerns aus.

MÖGLICHE AUSWIRKUNGEN DER IN 2006 GETÄTIGTEN UNTERNEHMENSZUSAMMENSCHLÜSSE AUF DIE GEWINN-UND-VERLUST-RECHNUNG

Wären die oben aufgeführten in 2006 getätigten Unternehmenszusammenschlüsse zum 1. Januar 2006 wirksam gewesen, hätte der Konzern für 2006 daraus Erträge von 396 Mio € und ein Ergebnis von 85 Mio € ausgewiesen.

IM JAHR 2008 GETÄTIGTE UNTERNEHMENSZUSAMMENSCHLÜSSE

Am 31. Januar 2008 gab der Konzern bekannt, dass er eine Beteiligung von 100 % an dem Hedgefondsadministrator HedgeWorks, LLC mit Sitz in den Vereinigten Staaten erworben hat. Die vorläufige Kostenschätzung für den Unternehmenszusammenschluss ging von einer Barvergütung in Höhe von 20 Mio € sowie einer weiteren von 20 Mio € aus, die unter der Voraussetzung gezahlt wird, dass das erworbene Unternehmen in den nächsten drei Jahren bestimmte Ziele übertrifft. HedgeWorks wird dem Unternehmensbereich GTB angehören.

Am 20. Dezember 2007 gab der Unternehmensbereich Asset and Wealth Management die Unterzeichnung einer Vereinbarung über den Erwerb eines Mehrheitsanteils von 60 % an dem taiwanesischen Vermögensverwalter Far Eastern Alliance Asset Management Co., Ltd. bekannt. Die Übernahme soll im März 2008 abgeschlossen werden.

VERÄUSSERUNGEN

In den Geschäftsjahren 2007 und 2006 veräußerte der Konzern mehrere Tochtergesellschaften/Geschäftseinheiten. Eine Liste und weitere Einzelheiten zu diesen Veräußerungen finden sich in Note [2]. Der gesamte für diese Veräußerungen in bar erhaltene Gegenwert betrug in den Jahren 2007 und 2006 375 Mio € beziehungsweise 544 Mio €. Die folgende Tabelle enthält die Vermögenswerte und Verbindlichkeiten, die in diesen Veräußerungen enthalten waren.

in Mio €	2007	2006
Barreserve und verzinsliche Sichteinlagen bei Kreditinstituten	52	107
Übrige Vermögenswerte	885	2.810
Summe der veräußerten Aktiva	**937**	**2.917**
Summe der veräußerten Verbindlichkeiten	**463**	**1.958**

[35] DERIVATIVE FINANZINSTRUMENTE

DERIVATIVE FINANZINSTRUMENTE UND SICHERUNGSGESCHÄFTE

Zu den vom Konzern eingesetzten derivativen Kontrakten zählen Swaps, standardisierte Terminkontrakte, Termingeschäfte, Optionen und ähnliche Kontraktarten. Im Rahmen der üblichen Geschäftstätigkeit wickelt der Konzern unterschiedliche Transaktionen mit derivativen Finanzinstrumenten sowohl zu Handels- als auch Sicherungszwecken ab. Der Konzern setzt derivative Instrumente ein, um den Bedürfnissen der Kunden hinsichtlich des Risikomanagements Rechnung zu tragen, Risiken des Konzernobligos zu steuern und abzusichern sowie um Erträge im Eigenhandel zu generieren.

Im Einklang mit den Rechnungslegungsgrundsätzen des Konzerns zur Bilanzierung von Derivaten und von Hedge Accounting, wie sie in Note [1] beschrieben sind, werden alle Derivate zum Marktwert bilanziert, gleichgültig ob sie für Handels- oder Nichthandelszwecke gehalten werden.

ZU HANDELSZWECKEN GEHALTENE DERIVATE

VERKAUFS- UND HANDELSAKTIVITÄTEN

Die Mehrzahl der Derivatetransaktionen des Konzerns steht im Zusammenhang mit Verkaufs- und Handelsaktivitäten. Zu den Verkaufsaktivitäten gehören die Strukturierung und Vermarktung derivativer Produkte an Kunden, um ihnen zu ermöglichen, gegenwärtige oder zukünftige Risiken zu übernehmen, zu übertragen, zu modifizieren oder zu reduzieren. Die Handelsaktivitäten umfassen Marktpflege- und Arbitrageaktivitäten sowie das Eingehen von Eigenhandelspositionen. Marktpflege beinhaltet das Stellen von Geld- und Briefkursen für andere Marktteilnehmer mit der Absicht, mithilfe von Margen und Volumina Erträge zu erwirtschaften. Durch Eingehen von Eigenhandelspositionen steuert der Konzern seine Risikopositionen in der Erwartung, von günstigen Entwicklungen der Preise, Zinsen oder Indizes zu profitieren. Bei Arbitrageaktivitäten werden Preisabweichungen zwischen Märkten und Produkten ermittelt, um daraus Gewinne zu erzielen.

RISIKOMANAGEMENT

Im Rahmen seines Aktiv-Passiv-Managements setzt der Konzern Derivate zu Sicherungszwecken ein, um sein Kredit- und Marktrisiko zu reduzieren. Dies erfolgt durch Absicherung spezifischer Portfolios festverzinslicher Finanzinstrumente und geplanter Transaktionen sowie durch eine strategische Absicherung des gesamten Bilanzrisikos. Der Konzern steuert Zinsrisiken aktiv, unter anderem durch den Einsatz derivativer Kontrakte. Der Einsatz derivativer Finanzinstrumente wird von Zeit zu Zeit innerhalb vorgeschriebener Grenzen entsprechend den Veränderungen der Marktbedingungen sowie den Charakteristika und der Zusammensetzung der betreffenden Aktiva und Passiva angepasst.

DERIVATIVE, DIE DIE ANFORDERUNGEN AN HEDGE ACCOUNTING ERFÜLLEN

Für Derivate, welche für Zwecke des Risikomanagements gehalten werden und welche Teil einer Transaktion sind, für die die Anforderungen von Note [1] erfüllt sind, wendet der Konzern Hedge Accounting an.

FAIR VALUE HEDGES

Der Konzern wendet Fair Value Hedge Accounting mittels Zinsswaps und Optionen an, um sich gegen Veränderungen des Fair Value festverzinslicher Finanzinstrumente infolge von Bewegungen der Marktzinssätze abzusichern.

Die nachstehende Tabelle zeigt den Wert der Derivate, die im Rahmen von Fair Value Hedges gehalten werden.

in Mio €	Aktiva 2007	Passiva 2007	Aktiva 2006	Passiva 2006
Derivate als Sicherungsinstrumente in Fair Value Hedges:	2.323	961	1.507	1.987

Im Geschäftsjahr 2007 wies der Konzern Gewinne von 147 Mio € (2006: Verluste von 340 Mio €) aus Sicherungsinstrumenten aus. Im gleichen Zeitraum beliefen sich die Verluste aus den abgesicherten Grundgeschäften, die auf das abgesicherte Risiko zurückzuführen sind, auf 213 Mio € (2006: Gewinne von 356 Mio €).

CASH FLOW HEDGES

Der Konzern sichert die Zahlungsströme über Terminkontrakte auf Aktien, Zinsswaps und Devisentermingeschäfte ab, um sich gegen Risiken aus Schwankungen von Aktienindizes, Zinssätzen und Wechselkursen zu schützen.

Die nachstehende Tabelle zeigt den Wert der Derivate, die im Rahmen von Cash Flow Hedges gehalten werden.

in Mio €	Aktiva 2007	Passiva 2007	Aktiva 2006	Passiva 2006
Derivate als Sicherungsinstrumente in Cash Flow Hedges:	14	0	26	18

Die folgende Tabelle zeigt, in welchen Berichtszeiträumen mit dem Auftreten der abgesicherten Cashflows gerechnet wird und wann diese voraussichtlich ergebniswirksam werden.

in Mio €	bis 1 Jahr	1 bis 3 Jahre	3 bis 5 Jahre	über 5 Jahre
zum 31. Dezember 2007				
Cashflow aus Aktiva	56	163	80	129
Cashflow aus Passiva	– 2	– 57	– 5	– 3
Nettocashflow	54	106	75	126
zum 31. Dezember 2006				
Cashflow aus Aktiva	11	71	5	9
Cashflow aus Passiva	– 3	– 64	– 4	– 7
Nettocashflow	8	7	1	2

Von den erwarteten zukünftigen Zahlungsströmen tritt der größte Teil im Zusammenhang mit der Akquisition von Abbey Life Assurance, Limited, auf. Unter den Bestimmungen der fondsgebundenen Verträge wird den Versicherungsnehmern eine jährliche Managementgebühr belastet, welche als Prozentanteil des verwalteten Vermögens ausgedrückt wird. Der Konzern ist, um sich gegen die Volatilität dieser hochgradig wahrscheinlichen Zahlungsströme der Managementgebühren abzusichern, 3-Monats-rollierende FTSE-Future-Kontrakte eingegangen. Andere Cashflow Hedge-Programme nutzen Zinsswaps und FX Forwards als Sicherungsinstrumente.

Im Geschäftsjahr 2007 wies der Konzern einen Saldo von minus 79 Mio € (2006: minus 73 Mio €) im Zusammenhang mit Cash Flow Hedges im Eigenkapital aus. Von diesen Beträgen gehen im Jahr 2007 minus 67 Mio € (2006: minus 44 Mio €) auf bereits beendete Programme zurück. Diese Beträge werden zu gegebener Zeit erfolgswirksam aufgelöst.

Im Geschäftsjahr 2007 wurden Verluste von 19 Mio € (2006: Verluste von 68 Mio €) wegen effektiver Cash Flow Hedges im Eigenkapital berücksichtigt, es wurde ein Verlust von 13 Mio € (2006: Gewinn von 8 Mio €) vom Eigenkapital in die Gewinn-und-Verlust-Rechnung überführt sowie ein Verlust von 3 Mio € (2006: Gewinn von 3 Mio €) wegen Hedgeineffektivität erfolgswirksam erfasst.

Mit Stand vom 31. Dezember 2007 wird der Zahlungsstrom mit der längsten Laufzeit im Jahr 2017 fällig.

NET INVESTMENT HEDGES

Der Konzern sichert sich über Devisentermingeschäfte und -swaps gegen Risiken aus der Umrechnung von Abschlüssen ausländischer Tochterunternehmen in die Bilanzwährung der Muttergesellschaft ab.

Die nachstehende Tabelle zeigt den Wert der Derivate, die zur Absicherung einer Nettoinvestition in einen ausländischen Geschäftsbetrieb gehalten werden.

in Mio €	Aktiva 2007	Passiva 2007	Aktiva 2006	Passiva 2006
Derivate als Sicherungsinstrumente in Net Investment Hedges:	193	1.354	550	71

Im Geschäftsjahr 2007 wies der Konzern Verluste von 72 Mio € (2006: Verluste von 77 Mio €) aus Hedgeineffektivität aus.

[36] AUFSICHTSRECHTLICHES KAPITAL

KAPITALMANAGEMENT UND KAPITALADÄQUANZ

Treasury verantwortet das konzernweite sowie das lokale Kapitalmanagement. Die Allokation von Finanzressourcen im Allgemeinen und Kapital im Besonderen hat zum Ziel, profitable Geschäftsbereiche zu unterstützen, die den größtmöglichen positiven Effekt auf die Rentabilität und den Shareholder Value des Konzerns aufweisen. Aus diesem Grund ordnet Treasury den Geschäftsbereichen das Kapital in regelmäßigen Abständen neu zu.

Treasury implementiert die Kapitalstrategie des Konzerns, die vom Capital and Risk Committee entwickelt und vom Vorstand genehmigt wird. Dies umfasst auch die Emission und den Rückkauf von Aktien. Es ist Ziel des Konzerns, stets eine solide Kapitalisierung vorzuweisen. Kapitalbedarf und -angebot werden permanent überwacht und, falls notwendig, angepasst, um den Bedarf des Kapitals unter verschiedenen Aspekten abzudecken. Dazu gehören das ausgewiesene Buchkapital nach IFRS, das nach den Empfehlungen des Basel Committee on Banking Supervision, dessen Sekretariat von der Bank für Internationalen Zahlungsausgleich (BIZ) gestellt wird, ermittelte aufsichtsrechtliche Kapital sowie schließlich das Ökonomische Kapital. Unter Basel I betrug der Zielkorridor der BIZ-Kernkapitalquote 8 bis 9 % und dieser wird auch zukünftig mit der Einführung von Basel II seit dem 1. Januar 2008 angestrebt.

Die Allokation des Kapitals, die Festlegung des Finanzierungsplans des Konzerns und ähnliche Fragen werden vom Capital and Risk Committee erörtert.

Regionale Kapitalpläne, die den Kapitalbedarf der Filialen und Tochtergesellschaften des Konzerns abdecken, werden halbjährlich erstellt und dem Group Investment Committee vorgelegt. Die meisten der Tochtergesellschaften unterliegen gesetzlichen und aufsichtsrechtlichen Kapitalanforderungen. Lokale Asset and Liability Committees sorgen für die Einhaltung dieser Anforderungen unter Führung regionaler Treasury Teams. Ferner stellen sie die Einhaltung weiterer Anforderungen sicher wie beispielsweise Ausschüttungsbegrenzungen für die Dividende an die Deutsche Bank AG oder Begrenzungen des Kreditvolumens von Tochtergesellschaften an ihre Muttergesellschaft. Bei der Entwicklung, Umsetzung und Prüfung des Kapitals und der Liquidität des Konzerns werden solche gesetzlichen und aufsichtsrechtlichen Anforderungen berücksichtigt.

Das Kapitalmanagement im Jahr 2007 umfasste den Abschluss des Aktienrückkaufprogramms 2006/07 und den Start des Aktienrückkaufprogramms 2007/08. Im Rahmen des im Mai 2007 abgeschlossenen Programms 2006/07 wurden 14,1 Millionen Aktien zurückgekauft. Auf Basis der auf der ordentlichen Hauptversammlung 2007 erteilten und Ende Oktober 2008 auslaufenden Ermächtigung, 10 % der insgesamt emittierten Aktien zurückzukaufen, wurde im Mai 2007 das Aktienrückkaufprogramm 2007/08 gestartet. Das Programm dient unter anderem dazu, Verpflichtungen aus aktienbasierten Vergütungsprogrammen zu bedienen, und ermöglicht es, Kapitalbedarf und -ausstattung des Konzerns in Einklang zu bringen. Die Rückkäufe wurden durch laufende Gewinne finanziert. Bis zum 31. Dezember 2007 wurden 6,3 Millionen Aktien (ungefähr 1,2 % des Gezeichneten Kapitals des Konzerns) im Rahmen des Programms 2007/08 zurückgekauft. Insgesamt wurden 2007 im Zuge der Aktienrückkaufprogramme des Konzerns 11,3 Millionen Aktien zurückgekauft (2006: 28,8 Millionen).

Im Geschäftsjahr 2007 hat der Konzern hybrides Tier-1-Kapital in Höhe von 1,3 Mrd € begeben (2006: 1,1 Mrd €). Das ausstehende hybride Tier-1-Kapital belief sich am 31. Dezember 2007 auf insgesamt 5,6 Mrd €, verglichen mit 4,5 Mrd € am 31. Dezember 2006.

Eine Innovation in 2007 war die erstmalige Contingent-Capital-Emission des Konzerns. Dem Konzern steht es frei, diese Form des Kapitals bei Bedarf in hybrides Tier-1-Kapital umzuwandeln und somit flexibles Kapital zu bilden, um der ratingabhängigen Bemessung der Risikoposition unter Basel II zu entsprechen. Der Konzern hat in 2007 zwei Emissionen in Höhe von 200 Mio € und 800 Mio US-$ begeben.

Die für den Konzern maßgeblichen aufsichtsrechtlichen Kapitaladäquanzvorschriften beruhen auf Empfehlungen des Basler Ausschusses für Bankenaufsicht und auf den Richtlinien der Europäischen Union, die in deutsches Recht umgesetzt wurden, insbesondere dem Kreditwesengesetz und den entsprechenden Verordnungen und Richtlinien.

In 2007, im Jahr des Übergangs von den Empfehlungen des Basler Ausschusses in 1988 („Basel I") zum überarbeiteten Kapitalregelwerk, das 2004 vom Basler Ausschuss verabschiedet wurde („Basel II"), hat die Deutsche Bank weiterhin Kapitalquoten in unmittelbarer Anwendung des Basel-I-Regelwerks berechnet und veröffentlicht. Ab 2008 wird die Deutsche Bank auf Konzernebene Kapitalquoten gemäß dem Kreditwesengesetz und der Solvabilitätsverordnung, die Basel II ins deutsche Recht umsetzen, berechnen und veröffentlichen.

Die BIZ-Kapitalquote ist die zentrale Messgröße für die Kapitaladäquanz internationaler Banken. Mit dieser im Basel I-Regelwerk definierten Quote wird das aufsichtsrechtliche Kapital einer Bank in ein Verhältnis zu ihren Adressenausfall- und Marktpreisrisiken (im Konzern insgesamt als „Risikoposition" bezeichnet) gesetzt. Die Deutsche Bank berechnet diese Quote anhand ihres nach IFRS erstellten Konzernabschlusses. Das Kontrahentenrisiko wird ermittelt, indem bilanzielle und außerbilanzielle Engagements entsprechend ihrem relativen Kreditrisiko zu Kategorien mit entsprechender Risikogewichtung zusammengefasst werden. Die Marktrisikokomponente des Konzerns ist ein Mehrfaches des ermittelten Value-at-Risk, der für aufsichtsrechtliche Zwecke auf der Grundlage der konzerninternen Modelle berechnet wird. Diese Modelle wurden von der BaFin zur Berechnung der Marktrisikokomponente der Risikoposition der Bank anerkannt.

Das aufsichtsrechtliche Kapital einer Bank ist in die drei Bestandteile Kern- beziehungsweise Tier-1-Kapital, Ergänzungs- beziehungsweise Tier-2-Kapital und Drittrangmittel beziehungsweise Tier-3-Kapital aufgeteilt. Das Kern- beziehungsweise Tier-1-Kapital besteht in erster Linie aus dem Gezeichneten Kapital (ausgenommen Aktien, die mit einem nachzuzahlenden Vorzug bei der Verteilung des Gewinns ausgestattet sind – kumulative Vorzugsaktien), den Kapital- und Gewinnrücklagen, hybriden Kapitalbestandteilen wie zum Beispiel nicht kumulativen Vorzugsaktien („Noncumulative Trust Preferred Securities") und Vermögenseinlagen stiller Gesellschafter, abzüglich Goodwill und sonstiger immaterieller Vermögenswerte sowie anderer Abzugsposten wie Eigene Aktien im Bestand. Ergänzungs- oder Tier-2-Kapital besteht im Wesentlichen aus kumulativen Vorzugsaktien, Genussrechtskapital, kumulativen Vorzugsanteilen („Cumulative Trust Preferred Securities"), langfristigen nachrangigen Verbindlichkeiten, unrealisierten Gewinnen aus börsennotierten Wertpapieren und den sonstigen Wertberichtigungen für inhärente Risiken. Das Tier-3-Kapital besteht überwiegend aus kurzfristigen nachrangigen Verbindlichkeiten und darf nur zur Unterlegung von Marktpreisrisiken verwendet werden. Banken dürfen zur Unterlegung von Marktpreisrisiken auch Tier-1- und Tier-2-Kapital verwenden, das den Mindestbedarf zur Unterlegung der Adressenausfallrisiken überschreitet. Die Mindestgesamtkapitalquote gemäß BIZ (Tier-1 + -2 + -3) beträgt 8 % der Risikoposition. Die Mindestkernkapitalquote gemäß BIZ (Tier-1) beträgt 4 % der risikogewichteten Positionen und 2,29 % des Marktrisikoäquivalents. Die Mindestkernkapitalquote für die gesamte Risikoposition hängt daher von dem gewichteten Durchschnitt der risikogewichteten Position und des Marktrisikoäquivalents ab. Nach Maßgabe der BIZ-Richtlinien können nachrangige Verbindlichkeiten nur in Höhe von maximal 50 % des Tier-1-Kapitals als Tier-2-Kapital angerechnet werden. Das gesamte Tier-2-Kapital ist auf 100 % des Tier-1-Kapitals begrenzt. Das Tier-3-Kapital ist begrenzt auf 250 % des nicht zur Unterlegung von Adressenausfallrisiken benötigten Tier-1-Kapitals.

Die folgende Tabelle zeigt die Berechnung der Kapitaladäquanz des Konzerns nach Maßgabe der BIZ-Richtlinien sowie das durchschnittliche Active Equity zum 31. Dezember 2007 beziehungsweise 31. Dezember 2006.

in Mio € (ausgenommen Prozentangaben)	31.12.2007	31.12.2006
Risikogewichtete Positionen	314.845	263.871
Marktrisikoäquivalent[1]	13.973	11.588
Risikoposition	**328.818**	**275.459**
Kernkapital (Tier-1)	28.320	23.539
Ergänzungskapital (Tier-2)	9.729	10.770
Nutzbare Drittrangmittel (Tier-3)	–	–
Aufsichtsrechtliches Kapital insgesamt	**38.049**	**34.309**
Kernkapitalquote (Tier-1)	8,6 %	8,5 %
Eigenkapitalquote (Tier-1 + -2)	11,6 %	12,5 %
Durchschnittliches Active Book Equity	**29.846**	**25.468**

1 Ein Vielfaches des Value-at-Risk des Konzerns, mit einer Wahrscheinlichkeit von 99 % und einer Haltedauer von zehn Tagen.

Den BIZ-Richtlinien entsprechend muss der Konzern seine Marktpreisrisiken per 31. Dezember 2007 mit aufsichtsrechtlichem Eigenkapital (Tier-1 + -2 + -3) in Höhe von 1.118 Mio € unterlegen (31. Dezember 2006: 927 Mio €). Der Konzern hat diese Anforderung vollständig mit Tier-1- und Tier-2-Kapital erfüllt.

Das Ergänzungskapital (Tier-2) des Konzerns belief sich am 31. Dezember 2007 auf 9,7 Mrd € und entsprach 34 % des Kernkapitals, verglichen mit 10,8 Mrd € und 46 % zum 31. Dezember 2006.

Am 31. Dezember 2007 lag die BIZ-Eigenkapitalquote des Konzerns mit 11,6 % beträchtlich über der Mindesteigenkapitalquote gemäß BIZ von 8 %.

In der nachstehenden Tabelle sind die Komponenten des Kern- und Ergänzungskapitals der für aufsichtsrechtliche Zwecke konsolidierten Gesellschaften des Konzerns zum 31. Dezember 2007 nach den BIZ-Richtlinien aufgeführt.

in Mio €	31.12.2007	31.12.2006
Kernkapital (Tier-1)		
Stammaktien	1.358	1.343
Kapitalrücklage	15.808	15.246
Gewinnrücklagen, Eigene Aktien im Bestand, Verpflichtung zum Erwerb Eigener Aktien, Anpassungen aus der Währungsumrechnung, Anteile in Fremdbesitz	17.717	13.631
Nicht kumulative Vorzugsaktien	5.602	4.496
In Abzug gebrachte Posten (unter anderem Immaterielle Vermögensgegenstände)	– 12.165	– 11.177
Kernkapital insgesamt	**28.320**	**23.539**
Ergänzungskapital (Tier-2)		
Unrealisierte Gewinne aus notierten Wertpapieren (45 % angerechnet)	1.472	1.235
Sonstige Wertberichtigungen für inhärente Risiken	358	359
Kumulative Vorzugsaktien	841	759
Nachrangige Verbindlichkeiten, sofern nach BIZ anrechenbar	7.058	8.417
Ergänzungskapital insgesamt	**9.729**	**10.770**

Während die Deutsche Bank die BIZ-Kapitalquote als zentrale Messgröße für die Kapitaladäquanz international tätiger Banken ansieht, erfüllt sie auch die deutschen Kapitaladäquanzvorschriften.

Die Nichteinhaltung der Mindestkapitalanforderungen kann Verfügungen und weitere Maßnahmen seitens der BaFin oder anderer Aufsichtsbehörden nach sich ziehen. Diese könnten erhebliche Auswirkungen auf die Geschäftsaktivitäten des Konzerns haben. Der Deutsche Bank-Konzern hat 2007 die aufsichtsrechtlichen Kapitaladäquanzvorschriften eingehalten.

Die zentralen Berechnungsmethoden für die Risikoposition und das aufsichtsrechtliche Kapital nach den BIZ-Vorschriften und nach dem Kreditwesengesetz, jeweils gemäß der in 2007 gültigen Fassung, sind eng aufeinander abgestimmt. Zu den Unterschieden in der Definition des aufsichtsrechtlichen Kapitals nach den BIZ-Richtlinien beziehungsweise dem Kreditwesengesetz gehören unterschiedliche Regelungen für den Abzug von First-Loss-Positionen bei Verbriefungen und den Abzug bestimmter Beteiligungen an anderen Finanzinstituten und -unternehmen sowie Versicherungsgesellschaften, die unterschiedliche Erfassung bestimmter bei der Konsolidierung entstehender Posten und unterschiedliche aufsichtsrechtliche Amortisationsfristen für nachrangige Verbindlichkeiten. Diese Unterschiede führten in ihrer Gesamtheit zu keiner wesentlichen Differenz im aufsichtsrechtlichen Kapital und der Gesamtrisikoposition des Konzerns im Jahr 2007.

Zu den für das bankaufsichtsrechtliche Meldewesen konsolidierten Gesellschaften zählen nach Maßgabe des Kreditwesengesetzes alle Tochtergesellschaften, die als Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen sowie Anbieter von Nebendienstleistungen einzustufen sind. Davon ausgeschlossen sind Versicherungsgesellschaften oder Unternehmen außerhalb des Finanzsektors.

Versicherungsgesellschaften werden jedoch in die Berechnung der Kapitaladäquanz für Finanzkonglomerate einbezogen. Der Konzern ist nach der Akquisition von Abbey Life Assurance Company Limited in Großbritannien im Oktober 2007 von der BaFin als Finanzkonglomerat eingeordnet worden. Nachdem die BaFin die anzuwendende Berechnungsmethode bestimmt hat, wird die Kapitaladäquanzberechnung für das Finanzkonglomerat erstmals in 2008 durchgeführt. Es wird erwartet, dass diese Berechnung bestätigt, dass die Solvabilitätsspanne des Finanzkonglomerats von den Bankaktivitäten des Konzerns dominiert wird.

[37] RISIKOANGABEN

Der Konzern verfügt über eine dedizierte und integrierte Legal, Risk & Capital-Funktion, die unabhängig von den Konzernbereichen ist. Der Konzern steuert die Risiken und das Kapital mithilfe eines Rahmenwerks von Grundsätzen, Organisationsstrukturen sowie Mess- und Überwachungsprozessen, die eng auf die Tätigkeiten der Konzernbereiche ausgerichtet sind. Der Vorstand trägt die Gesamtverantwortung für die Überwachung des Risiko- und Kapitalmanagements im Konzern. Der Chief Risk Officer, ein Mitglied des Vorstands, trägt die Verantwortung für das Risikomanagement in Bezug auf die Kredit-, Markt-, Liquiditäts-, operationellen und Geschäfts-, Rechts- und Reputationsrisiken sowie für die Kapitalmanagementaktivitäten im Konzern. Der Aufsichtsrat überprüft das Risiko- und Kapitalprofil in regelmäßigen Zeitabständen.

KREDITRISIKO

Das Kreditrisiko entsteht im Zusammenhang mit allen Transaktionen, aus denen sich tatsächliche, eventuelle oder künftige Ansprüche gegenüber einem Geschäftspartner, Kreditnehmer oder Schuldner (im Folgenden auch „Geschäftspartner" genannt) ergeben. Das Kreditrisiko ist für den Konzern das größte Einzelrisiko.

Es werden drei Arten von Kreditrisiken unterschieden:

— Ausfallrisiko ist das Risiko, dass Geschäftspartner vertragliche Zahlungsverpflichtungen nicht erfüllen.
— Länderrisiko ist das Risiko, dass dem Konzern in einem beliebigen Land aus einem der folgenden Gründe ein Verlust entsteht: mögliche Verschlechterung der wirtschaftlichen Rahmenbedingungen, politische und soziale Unruhen, Verstaatlichung und Enteignung von Vermögenswerten, staatliche Nichtanerkennung von Auslandsschulden, Devisenkontrollen und Ab- oder Entwertung der Landeswährung. Im Länderrisiko ist das Transferrisiko enthalten. Dieses entsteht, wenn Schuldner aufgrund direkter staatlicher Intervention nicht in der Lage sind, Vermögenswerte zur Erfüllung ihrer fälligen Verpflichtungen an Nichtgebietsansässige zu übertragen.
— Abwicklungsrisiko ist das Risiko, dass die Abwicklung oder Verrechnung von Transaktionen scheitert. Es entsteht immer dann, wenn liquide Mittel, Wertpapiere und/oder andere Werte nicht zeitgleich ausgetauscht werden.

Der Konzern steuert Kreditrisiken in einem koordinierten Prozess auf allen relevanten Ebenen der Bank. Das gilt auch für komplexe Produkte, die der Konzern üblicherweise innerhalb eines Rahmenwerks für Handelsengagements steuert. Das Kreditrisikomanagement des Konzerns baut auf den folgenden Grundsätzen auf:

— In allen Konzernbereichen werden einheitliche Standards für die jeweiligen Kreditentscheidungen angewandt.
— Die Genehmigung von Kreditlimiten für Geschäftspartner und die Steuerung der einzelnen Kreditengagements des Konzerns müssen im Rahmen der Portfoliorichtlinien und Kreditstrategien erfolgen.
— Jede Kreditgewährung und jegliche materielle Veränderung einer Kreditfazilität gegenüber einem Geschäftspartner (wie zum Beispiel Laufzeit, Sicherheitenstruktur oder wichtige Vertragsbedingungen) erfordern eine Kreditgenehmigung auf der angemessenen Kompetenzebene.
— Kreditgenehmigungskompetenzen erhalten Mitarbeiter, die über eine entsprechende Qualifikation, Erfahrung und Ausbildung verfügen. Diese Kreditkompetenzen werden regelmäßig überprüft.
— Die Kreditengagements des Konzerns gegenüber einer Kreditnehmergruppe werden auf weltweit konsolidierter Basis erfasst. Als „Kreditnehmergruppe“ wird eine Gruppe von Kreditnehmern betrachtet, die durch mindestens ein vom Konzern festgelegtes Kriterium wie Kapitalbeteiligung, Stimmrechte, offensichtliche Kontrollausübung oder andere Indizien einer Konzernzugehörigkeit miteinander verbunden sind oder die gesamtschuldnerisch für sämtliche oder wesentliche Teile der vom Konzern gewährten Kredite haften.

KREDITRISIKOEINSTUFUNG

Ein wichtiges Element des Kreditgenehmigungsprozesses ist eine detaillierte Risikobeurteilung jedes Kreditengagements eines Geschäftspartners. Bei der Beurteilung des Risikos werden sowohl die Bonität des Geschäftspartners als auch die für die Kreditfazilität oder das Kreditengagement relevanten Risiken berücksichtigt. Die daraus resultierende Risikoeinstufung wirkt sich nicht nur auf die Strukturierung der Transaktion und die Kreditentscheidung aus, sondern bestimmt auch die Kreditkompetenz, die zur Ausreichung beziehungsweise Verlängerung oder wesentlichen Veränderung des Kredits notwendig ist, und legt den Überwachungsumfang für das jeweilige Engagement fest.

Der Konzern verfügt über interne Bewertungsmethoden, Score Cards und eine Ratingskala zur Beurteilung der Bonität aller Geschäftspartner. Die 26-stufige Ratingskala des Konzerns ist mit dem Maß der Ausfallwahrscheinlichkeit kalibriert, das auf der Basis statistischer Analysen historischer Ausfälle der Konzernportfolios gebildet wurde. Mit dieser Skala werden eine Vergleichbarkeit der internen Ratings mit der Marktpraxis und eine Vergleichbarkeit der verschiedenen Unterportfolios des Konzerns ermöglicht. Einige Ausfallratings ermöglichen uns auch, die erwarteten Rückflüsse von ausgefallenen Engagements auszudrücken.

Die Kreditengagements werden generell einzeln bewertet. Bei der Ermittlung der internen Risikoeinstufungen werden die Einschätzungen des Konzerns nach Möglichkeit mit den von führenden internationalen Ratingagenturen für die Geschäftspartner der Bank vergebenen externen Risikoratings verglichen.

KREDITLIMITE

Kreditlimite legen die Obergrenze für Kreditengagements fest, die der Konzern bereit ist, für bestimmte Zeiträume einzugehen. Sie beziehen sich auf Produkte, Konditionen des Engagements und andere Faktoren.

ÜBERWACHUNG DES AUSFALLRISIKOS

Die Kreditengagements des Konzerns werden mithilfe diverser Risikomanagementinstrumente ständig überwacht. Darüber hinaus stehen Verfahren zur Verfügung, mit denen der Konzern frühzeitig Kreditengagements identifizieren kann, die möglicherweise einem erhöhten Ausfallrisiko ausgesetzt sind. Geschäftspartner, bei denen auf Basis der Anwendung der konzerneigenen Risikosteuerungsinstrumente potenzielle Probleme erkannt werden, werden frühzeitig identifiziert, um das Kreditengagement effektiv zu steuern und die Rückflüsse zu maximieren. Der Zweck dieses Frühwarnsystems liegt darin, potenzielle Probleme anzugehen, solange adäquate Handlungsalternativen noch zur Verfügung stehen. Diese Früherkennung potenzieller Problemkredite ist ein Grundprinzip der Kreditkultur des Konzerns und soll sicherstellen, dass größere Aufmerksamkeit auf solche Engagements gelenkt wird. Wurden Kunden identifiziert, bei denen Probleme entstehen könnten, werden die betroffenen Engagements auf eine „Watchlist" gesetzt.

MAXIMALES KREDITRISIKO

Die folgende Tabelle zeigt das maximale Kreditrisiko des Konzerns ohne Berücksichtigung etwaiger gehaltener Sicherheiten oder sonstiger Kreditverbesserungen (Credit Enhancements), die nicht für eine Verrechnung infrage kommen.

in Mio €[1]	31.12.2007	31.12.2006
Täglich fällige Forderungen gegenüber Banken	7.458	5.821
Verzinsliche Einlagen bei Kreditinstituten	21.615	19.199
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	13.597	14.265
Forderungen aus Wertpapierleihen	55.961	62.943
Zum Fair Value bewertete finanzielle Vermögenswerte[2]	1.343.257	974.927
Zur Veräußerung verfügbare finanzielle Vermögenswerte[2]	32.850	29.042
Forderungen aus dem Kreditgeschäft	200.597	180.194
Sonstige Aktiva mit Kreditrisiko	84.761	54.678
Finanzgarantien und andere kreditrisikobezogene Eventualverbindlichkeiten[3]	49.905	43.047
Unwiderrufliche Kreditzusagen und andere ausleihebezogene Zusagen[3]	128.511	141.331
Maximales Kreditrisiko	**1.938.511**	**1.525.447**

1 Alle Beträge zum Buchwert, sofern nicht anders angegeben.
2 Ohne Aktien und sonstige Kapitalbeteiligungen.
3 Finanzgarantien, sonstige kreditrisikobezogene Eventualverbindlichkeiten und unwiderrufliche Kreditzusagen (inklusive zum Fair Value bewerteter Zusagen) sind mit den Nominalbeträgen wiedergegeben.

GEHALTENE SICHERHEITEN

Der Konzern vereinbart in Kreditverträgen mit Kreditnehmern regelmäßig das Stellen von Sicherheiten. Diese Sicherheiten werden in Form von Vermögenswerten oder Drittverpflichtungen gestellt, die das inhärente Risiko von Kreditausfällen mindern, indem sie das Ausfallrisiko des Kreditnehmers abdecken oder bei Ausfällen die Rückflüsse optimieren. Während Sicherheiten eine alternative Rückzahlungsquelle bilden können, mindern oder kompensieren sie nicht eine fragwürdige Reputation eines Kreditnehmers oder eine fragwürdige Struktur.

Der Konzern unterteilt die erhaltenen Sicherheiten in zwei Kategorien:

- Finanzielle Sicherheiten, die die Fähigkeit des Kreditnehmers abdecken, seine Verpflichtungen unter dem Kreditvertrag zu erfüllen, und die als solche von Dritten bereitgestellt werden. In diese Kategorie fallen in der Regel Akkreditive, Versicherungsverträge, erhaltene Garantien und Risikobeteiligungen.
- Physische Sicherheiten, die es dem Konzern ermöglichen, das gesamte oder Teile des ausstehenden Engagements zu vereinnahmen, indem der als Sicherheit hinterlegte Vermögenswert verwertet wird, wenn der Kreditnehmer seine Hauptleistungen nicht erfüllen kann oder will. Zu dieser Kategorie gehören üblicherweise Barsicherheiten, Wertpapiere (Aktien, Anleihen), Bestände, Sachmittel (Anlagen, Maschinen, Flugzeuge) sowie Immobilien.

Zusätzlich steuert der Konzern aktiv das Kreditrisiko seiner Kredite und ausleihebezogenen Zusagen. Eine spezialisierte Einheit innerhalb des Konzerns, die Loan Exposure Management Group, konzentriert sich auf zwei wesentliche Initiativen, um die Risikomanagementdisziplin weiter zu verbessern, die Rendite zu steigern und das Kapital effizienter einzusetzen:

- Verringerung der einzeladressen- und branchenbezogenen Kreditrisikokonzentrationen innerhalb des Kreditportfolios sowie
- aktives Management der Kreditengagements durch Anwendung von Techniken wie etwa Kreditverkäufen, Verbriefung von Kreditforderungen mithilfe von besicherten Kreditverbriefungen, Ausfallversicherungen sowie Einzeladressen- und Portfolio Credit Default Swaps.

Um sein derivatebezogenes Kreditrisiko besser steuern zu können, geht der Konzern Sicherheitenvereinbarungen ein. Diese führen in der Regel zur Risikominderung durch die periodische (meist tägliche) Bewertung des betreffenden Portfolios beziehungsweise der besicherten Transaktionen sowie zur Kündigung des Rahmenvertrags, falls der Geschäftspartner einer Aufforderung zur Sicherheitenleistung nicht nachkommt.

KONZENTRATION DES KREDITRISIKOS

Erhebliche Konzentrationen des Kreditrisikos ergeben sich, wenn der Konzern substanzielle Engagements mit einer Vielzahl von Geschäftspartnern mit ähnlichen wirtschaftlichen Rahmenbedingungen oder vergleichbaren Geschäftsaktivitäten unterhält, im Rahmen derer diese Gemeinsamkeiten dazu führen können, dass die Geschäftspartner ihre vertraglichen Verpflichtungen nicht erfüllen können, falls sich wirtschaftliche oder branchenbezogene Rahmenbedingungen ändern. Eine Konzentration des Kreditrisikos kann auch gegenüber einem einzelnen Geschäftspartner bestehen.

Zur Überwachung und Steuerung des Kreditrisikos verwendet der Konzern ein umfassendes Instrumentarium quantitativer Kenngrößen und Messinstrumente. Kreditlimite beziehen sich auf Geschäftspartner, Länder, Produkte sowie sonstige Faktoren und legen die Obergrenzen für Kreditengagements fest.

Die größte Konzentration des Kreditrisikos im Zusammenhang mit Krediten besteht gegenüber Westeuropa und Nordamerika mit einem bedeutenden Anteil privater Haushalte. Die Konzentration in Westeuropa liegt in erster Linie im Heimatmarkt Deutschland, der auch den Großteil des Immobilienfinanzierungsgeschäfts umfasst.

KREDITQUALITÄT VON VERMÖGENSWERTEN, DIE WEDER ÜBERFÄLLIG NOCH WERTGEMINDERT SIND

Die folgende Tabelle unterteilt das Firmenkreditengagement des Konzerns nach den Bonitätsklassen der Geschäftspartner für mehrere der wesentlichen Kreditrisikoengagement-Kategorien. Für das derivatebezogene Kreditrisiko ist der Konzern üblicherweise bemüht, Rahmenverträge mit den Kunden abzuschließen (wie beispielsweise den Rahmenvertrag der International Swaps and Derivatives Association für Derivate). Mithilfe eines Rahmenvertrags können die Verbindlichkeiten sämtlicher vom Rahmenvertrag erfassten Derivatekontrakte genettet werden, wenn der Geschäftspartner seinen Verpflichtungen nicht nachkommt, sodass eine einzige Nettoforderung gegenüber dem Geschäftspartner verbleibt (sogenanntes „Close-out Netting"). Für Teile unseres Geschäfts mit Derivaten schließt der Konzern auch sogenannte Payment-Netting-Vereinbarungen ab, mit denen für sämtliche dieser Vereinbarung unterliegenden Transaktionen die fälligen Zahlungen eines Tages in derselben Währung zur Verringerung unseres Kapitalausfallrisikos verrechnet werden. Für das Kreditrisiko aus OTC-Derivaten in der nachfolgenden Tabelle hat der Konzern das Netting nur dann angewendet, wenn der Konzern davon ausgeht, dass es für die jeweilige Rechtsprechung und Geschäftspartner anwendbar ist.

Firmenkreditengagement Kreditrisikoprofil nach Bonitätsklasse	Kredite[1]		Unwiderrufliche Kreditzusagen[2]		Eventualverbindlichkeiten		OTC-Derivate[3]		Insgesamt	
in Mio €	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.12.2007	31.12.2006
AAA–AA	22.765	20.225	28.969	34.172	7.467	5.774	54.164	28.255	113.366	88.427
A	30.064	17.615	31.087	38.356	15.052	13.548	21.092	16.238	97.294	85.757
BBB	30.839	31.893	35.051	34.986	13.380	13.364	8.706	7.194	87.975	87.436
BB	26.590	26.301	25.316	26.536	9.146	6.170	10.018	5.351	71.069	64.358
B	6.628	5.271	7.431	6.254	4.252	3.589	2.601	1.060	20.912	16.175
CCC und schlechter	3.342	5.188	657	1.027	609	602	1.300	114	5.908	6.931
Insgesamt	**120.228**	**106.494**	**128.511**	**141.331**	**49.905**	**43.047**	**97.881**	**58.212**	**396.525**	**349.084**

1 Beinhaltet vor allem in der Kategorie CCC und schlechter IFRS wertgeminderte Kredite über 1,5 Mrd € zum 31. Dezember 2007 und 1,6 Mrd € zum 31. Dezember 2006.
2 Beinhaltet unwiderrufliche Kreditzusagen im Konsumentenkreditengagement über 2,7 Mrd € zum 31. Dezember 2007 und 2,7 Mrd € zum 31. Dezember 2006.
3 Beinhaltet den Effekt von Nettingrahmenverträgen für OTC-Derivate, soweit anwendbar.

Die nachstehende Tabelle zeigt das Konsumentenkreditengagement, unterteilt nach dem Engagement innerhalb und außerhalb Deutschlands.

	Gesamtengagement	
in Mio €	31.12.2007	31.12.2006
Konsumentenkreditengagement Deutschland	56.504	53.446
Konsumenten- und Kleinbetriebsfinanzierungen	14.489	12.261
Immobilienfinanzierungen	42.015	41.185
Konsumentenkreditengagement außerhalb Deutschlands	23.864	20.253
Konsumentenkreditengagement insgesamt[1]	**80.368**	**73.699**

1 Beinhaltet IFRS wertgeminderte Kredite über 1,1 Mrd € zum 31. Dezember 2007 und 1,1 Mrd € zum 31. Dezember 2006.

Die folgende Tabelle liefert einen Überblick über nicht wertgeminderte notleidende Kredite im Prozess der Restrukturierung, das heißt neu verhandelte Kredite, die ansonsten überfällig oder wertgemindert wären.

in Mio €	31.12.2007	31.12.2006
Notleidende Kredite im Prozess der Restrukturierung	43	43

Die nachstehende Tabelle unterteilt die zu fortgeführten Anschaffungskosten bewerteten nicht wertgeminderten Kredite nach der Anzahl an überfälligen Tagen.

in Mio €	31.12.2007	31.12.2006
Kredite, weniger als 30 Tage überfällig	8.644	6.268
Kredite 30 Tage oder mehr, aber weniger als 60 Tage überfällig	1.511	1.093
Kredite 60 Tage oder mehr, aber weniger als 90 Tage überfällig	502	280
Kredite 90 Tage oder mehr überfällig	333	352
Überfällige Kredite ohne Wertminderung insgesamt	**10.990**	**7.993**

Die nachfolgende Tabelle zeigt den aggregierten Wert der Sicherheiten – mit einer Fair-Value-Obergrenze bei ausstehenden Transaktionen –, die der Konzern zur Absicherung seiner überfälligen, aber nicht wertgeminderten Kredite hält.

in Mio €	31.12.2007	31.12.2006
Finanzielle Sicherheiten	915	292
Physische Sicherheiten	3.724	3.577
Sicherheiten mit Fair-Value-Obergrenze für überfällige Kredite ohne Wertminderung insgesamt	**4.639**	**3.869**

WERTGEMINDERTE KREDITE

Der Konzern beurteilt Kredite unter IFRS als wertgemindert, wenn objektive Hinweise auf einen Wertminderungsverlust vorliegen. Während der Konzern die Wertminderung des Firmenkreditengagements einzeln ermittelt, werden kleinere standardisierte homogene Kredite als wertgemindert betrachtet, sobald der Kreditvertrag mit dem Kunden gekündigt wurde.

Die folgenden Tabellen zeigen eine Aufteilung der wertgeminderten Kredite nach deutschen und ausländischen Kreditnehmern entsprechend dem Sitz des Geschäftspartners.

in Mio €	31.12.2007	31.12.2006
Einzeln ermittelte wertgeminderte Kredite:		
Inländische Kunden	957	1.194
Ausländische Kunden	559	431
Einzeln ermittelte wertgeminderte Kredite insgesamt:	**1.516**	**1.625**
Kollektiv ermittelte wertgeminderte Kredite:		
Inländische Kunden	817	852
Ausländische Kunden	312	241
Kollektiv ermittelte wertgeminderte Kredite	**1.129**	**1.092**
Wertgeminderte Kredite insgesamt	**2.645**	**2.717**

Die nachfolgende Tabelle zeigt den aggregierten Wert der Sicherheiten – mit einer Fair-Value-Obergrenze analog dem Transaktionsvolumen –, die der Konzern zur Absicherung seiner wertgeminderten Kredite hält.

in Mio €	31.12.2007	31.12.2006
Finanzielle Sicherheiten	26	55
Physische Sicherheiten	874	757
Sicherheiten mit Fair-Value-Obergrenze für wertgeminderte Kredite insgesamt	**899**	**812**

Die nachstehende Tabelle zeigt den aggregierten Wert der Sicherheiten, die der Konzern während der Berichtsperiode in die Bilanz aufgenommen hat, indem er als Sicherheiten dienende Wertpapiere übernommen oder andere Kreditverbesserungen wie Garantien in Anspruch genommen hat.

in Mio €	2007	2006
Gewerbliche Immobilien	–	1
Private Immobilien	533	15
Sonstige	723	–
In der Berichtsperiode übernommene Sicherheiten insgesamt	**1.255**	**16**

Die erhaltenen Sicherheiten werden in einem geordneten Verfahren oder im Rahmen einer öffentlichen Auktion veräußert. Die Erlöse werden zur Rückzahlung oder Reduzierung ausstehender Verschuldung genutzt. In der Regel nutzt der Konzern erhaltene Gebäude nicht für eigene geschäftliche Zwecke.

In den in 2007 übernommenen Privaten Immobilien sind 396 Mio € an übernommenen Privaten Immobilen enthalten, die von unter IFRS konsolidierten Securitization Trusts gehalten werden, in denen aber die Bank weder den Mehrheitsanteil noch die Kontrolle innehat. Vielmehr kontrolliert der Treuhänder für Rechnung sämtlicher Anleihe- und Kapitalinhaber die Übernahme und den Verkaufsvorgang. Die von diesen Trusts wie erläutert übernommenen Sicherheiten repräsentieren Jahresendsalden. Ein Großteil der in 2007 übernommenen sonstigen Sicherheiten gehört zu einer einzelnen strukturierten Transaktion, bei der der Konzern ursprünglich Wertpapiere als Sicherheit unterhielt und anschließend den größten Anteil dieser Sicherheit vor Jahresende wieder veräußert hat.

STAATLICHE UNTERSTÜTZUNG

Im Rahmen seiner Geschäftsaktivitäten beantragt und erhält der Konzern regelmäßig staatliche Unterstützung in Form von Gewährleistungen von Exportversicherungen (Export Credit Agencies [„ECAs"]). Diese decken Transfer- und Ausfallrisiken aus der Finanzierung von Exporten und Investitionen in Emerging Markets sowie in geringerem Maße in entwickelten Märkten ab, die in unserem Bereich Structured Trade & Export Finance entstehen. Nahezu alle exportorientierten Staaten haben solche ECAs zur Unterstützung ihrer inländischen Exporteure gegründet. Die ECAs handeln im Namen und Auftrag der Regierung ihres jeweiligen Landes und wurden entweder direkt als Regierungsstelle eingerichtet oder haben als privatrechtliche Gesellschaften das offizielle Mandat des jeweiligen Staats, in seinem Auftrag zu handeln. Die Bedingungen dieser ECA-Gewährleistungen, die für mittel- und langfristige Finanzierungen zur Verfügung gestellt werden, sind relativ vergleichbar. Dies ist darauf zurückzuführen, dass die meisten der ECAs innerhalb des von der Organisation für wirtschaftliche Zusammenarbeit und Entwicklung („OECD") entwickelten Regelwerks agieren. Dieser sogenannte OECD-Konsensus als zwischenstaatliche Vereinbarung der OECD-Mitgliedsstaaten legt Richtgrößen fest, anhand derer ein fairer Wettbewerb zwischen den verschiedenen Exportländern sichergestellt wird. Der Großteil der von uns erhaltenen ECA-Gewährleistungen wurde von der Euler-Hermes Kreditversicherungs AG vergeben, die im Auftrag der Bundesrepublik Deutschland tätig ist. Bei bestimmten Finanzierungen erhält der Konzern als Sicherheit auch staatliche Garantien von nationalen und internationalen staatlichen Einrichtungen, um Finanzierungen zu unterstützen, die im Interesse der jeweiligen Regierungen liegen.

MARKTRISIKO

Nahezu alle Geschäfte des Konzerns unterliegen dem Risiko, dass Änderungen bei Marktpreisen und Kursen zu Gewinnen oder Verlusten führen. Der Konzern unterscheidet vier Arten von Marktrisiken:

- Zinsrisiken,
- Aktienkursrisiken,
- Währungsrisiken und
- Rohwarenpreisrisiken.

Zins- und Aktienkursrisiken bestehen jeweils aus zwei Komponenten. Das allgemeine Risiko beschreibt Wertänderungen aufgrund allgemeiner Marktbewegungen, während das spezifische Risiko emittentenbezogene Ursachen hat (einschließlich Credit Spread-Risiken).

GRUNDKONZEPT DES MARKTRISIKOMANAGEMENTS

Der Konzern geht Marktrisiken sowohl bei Handels- als auch Nichthandelsgeschäften ein. Der Konzern übernimmt Risiken durch Market-making und das Eingehen von Positionen in Schuldtiteln, Aktien, Fremdwährungen, sonstigen Wertpapieren und Rohwaren sowie in den entsprechenden Derivaten.

Der Konzern nutzt eine Kombination aus Risikosensitivitäten, Value-at-Risk, Stresstests und Messgrößen für das Ökonomische Kapital, um Marktrisiken zu steuern und Limite zu setzen. Das Ökonomische Kapital ist eine Messgröße, mit der alle Marktrisiken sowohl in den Handels- als auch Nichthandelsportfolios beschrieben und aggregiert werden. Value-at-Risk stellt die primäre Metrik zur Steuerung der handelsbezogenen Marktrisiken dar. Die Risikosensitivitäten, Value-at-Risk, Stresstests und Messgrößen zum Ökonomischen Kapital reflektieren auch Basisrisiken im Handelsgeschäft.

Der Vorstand und das Risk Executive Committee, unterstützt vom Market Risk Management als Teil der unabhängigen Legal, Risk & Capital-Funktion, legen ein konzernweites Value-at-Risk-Limit für die Marktrisiken im Handelsbuch fest. Market Risk Management teilt dieses Gesamtlimit auf die Konzernbereiche auf. Darunter werden die Limite auf die untergeordneten Geschäftssparten und Handelsportfolios sowie nach geografischen Regionen weiter aufgeteilt. Das Value-at-Risk-Limit für den Konzernbereich Corporate and Investment Bank lag Anfang 2007 bei 90 Mio € und wurde am 27. Februar 2007 auf 105 Mio € angehoben. Das Value-at-Risk-Limit für die Handelspositionen des Gesamtkonzerns betrug Anfang 2007 92 Mio € und wurde am 27. Februar 2007 auf 110 Mio € erhöht (basierend auf einem Konfidenzniveau von 99 %, wie weiter unten beschrieben, und einer Haltedauer von einem Tag).

BEWERTUNG DES MARKTRISIKOS IN HANDELSPORTFOLIOS

Der Value-at-Risk-Ausweis für die Handelsgeschäfte erfolgt auf Basis des konzerneigenen internen Value-at-Risk-Modells. Im Oktober 1998 hat das Bundesaufsichtsamt für das Kreditwesen, eines der Vorgängerinstitute der Bundesanstalt für Finanzdienstleistungsaufsicht, das interne Value-at-Risk-Modell zur Berechnung des regulatorischen Kapitalbedarfs für das allgemeine und spezifische Marktrisiko genehmigt. Das Modell wurde seither periodisch verfeinert und die Modellgenehmigung wurde aufrechterhalten.

Der Value-at-Risk-Ansatz dient dazu, ein quantitatives Maß für die Marktrisiken im Handelsbuch unter normalen Marktbedingungen abzuleiten. Dabei wird eine Schätzung des potenziellen künftigen Verlusts (bezogen auf den Marktwert) vorgenommen, der über einen vorgegebenen Zeitraum und mit einem bestimmten Konfidenzniveau nicht überschritten wird. Das Risikomaß Value-at-Risk ermöglicht es uns, ein konstantes und einheitliches Risikomaß auf sämtliche Handelsgeschäfte und Produkte anzuwenden. Es erlaubt auch einen Vergleich der Marktrisikoschätzungen über die Zeit und mit den tatsächlichen täglichen Handelsergebnissen.

Der Konzern berechnet den Value-at-Risk sowohl für interne als auch externe Meldezwecke mit einem Konfidenzniveau von 99 % gemäß den Bestimmungen der Bank für Internationalen Zahlungsausgleich (BIZ). Für interne Meldezwecke wird eine Haltedauer von einem Tag zugrunde gelegt. Für aufsichtsrechtliche Meldezwecke beträgt die Haltedauer zehn Tage.

Das Value-at-Risk-Modell des Konzerns ist dafür konzipiert, alle wesentlichen Risikofaktoren unter Annahme normaler Marktbedingungen zu berücksichtigen. Beispiele solcher Risikofaktoren sind Zinssätze (einschließlich Credit Spreads), Aktienkurse, Wechselkurse und Rohwarenpreise sowie deren implizite Volatilitäten. Das Modell berücksichtigt sowohl lineare als auch, insbesondere für Derivate, nicht lineare Einflüsse der Risikofaktoren auf den Wert eines Portfolios. Die statistischen Parameter, die für die Value-at-Risk-Berechnung erforderlich sind, werden auf Basis einer Beobachtungszeitreihe über die letzten 261 Handelstage (was mindestens einem Kalenderjahr entspricht) bestimmt, wobei jede Beobachtung gleich gewichtet wird. Die Value-at-Risk-Berechnungen erfolgen mithilfe des Monte Carlo-Simulationsverfahrens, wobei angenommen wird, dass Änderungen in den Risikofaktoren einer Normalverteilung oder logarithmischen Normalverteilung folgen. In 2007 wurden alle Risiken, die bisher mithilfe der Varianz-Kovarianz-Methode quantifiziert wurden, so die spezifischen Zinsrisiken in einigen Portfolios wie beispielsweise im Credit Trading, in das Monte Carlo-Verfahren einbezogen.

Zur Berechnung des aggregierten Value-at-Risk benutzt der Konzern historisch beobachtete Korrelationen zwischen den verschiedenen allgemeinen Marktrisikofaktoren. Bei der Aggregation allgemeiner und spezifischer Marktrisiken wird hingegen angenommen, dass beide Risikokomponenten unkorreliert sind.

GRENZEN DER KONZERNEIGENEN RISIKOMODELLE

Wenngleich der Konzern davon überzeugt ist, dass die eigenen Marktrisikomodelle einen hohen Standard aufweisen, werden diese Modelle ständig weiterentwickelt und es werden beträchtliche Ressourcen für ihre Überprüfung und Verbesserung bereitgestellt.

Die Ergebnisse der Stresstests und die Abschätzungen für das Ökonomische Kapital sind in ihrer Aussagekraft zwangsläufig durch die Anzahl der Stresstests und durch die Tatsache limitiert, dass nicht alle „Downside"-Szenarien vorhergesagt und simuliert werden können. Obwohl die Risikomanager Worst-Case-Szenarien nach bestem Ermessen und unter Berücksichtigung extremer historischer Marktbewegungen definieren, ist es dennoch möglich, dass der Verlust aus den Marktrisikopositionen größer ausfällt als durch das Ökonomisches Kapital abgeschätzt. Darüber hinaus überprüft und verbessert der Konzern die Stresstests fortwährend, um sicherzustellen, dass die wesentlichen Risiken erfasst und mögliche extreme Marktveränderungen im Modell abgebildet werden.

Bei den Value-at-Risk-Analysen sollten ferner die Grenzen der zugrunde liegenden Methode nicht außer Acht gelassen werden. So sollte der Value-at-Risk nicht als Maß für den Maximalverlust verstanden werden, der bei den Marktrisikopositionen auftreten kann.

Zu den begrenzenden Faktoren der Value-at-Risk-Methode zählen:

- Die Verwendung historischer Daten als Grundlage für die Abschätzung zukünftiger Ereignisse kann dazu führen, dass nicht alle potenziellen Ereignisse erfasst werden, insbesondere solche, die ihrer Natur nach extrem sind.
- Die Annahme, dass Änderungen in den Risikofaktoren einer Normalverteilung oder logarithmischen Normalverteilung folgen, kann sich im konkreten Fall als nicht zutreffend erweisen und zu einer Unterschätzung der Wahrscheinlichkeit von extremen Marktbewegungen führen.
- Die Verwendung einer Haltedauer von einem Tag (beziehungsweise zehn Tagen für aufsichtsrechtliche Value-at-Risk-Berechnungen) unterstellt, dass alle Positionen in dem entsprechenden Zeitraum geschlossen oder abgesichert werden können. Diese Annahme führt zu einer unvollständigen Erfassung des Marktrisikos während illiquider Zeitperioden, in denen ein Schließen oder Absichern der Positionen unter Umständen nicht möglich ist. Dies gilt insbesondere für die Verwendung einer Haltedauer von einem Tag.
- Bei Verwendung eines Konfidenzniveaus von 99 % werden Verluste, die über dieses Niveau hinaus auftreten können, weder berücksichtigt noch wird über solche Verluste eine Aussage getroffen.
- Der Konzern berechnet den Value-at-Risk an jedem Handelstag zum Geschäftsschluss. Für untertägige Engagements werden keine untertägigen Value-at-Risk-Berechnungen vorgenommen.
- Value-at-Risk erfasst nicht alle komplexen Einflüsse der Risikofaktoren auf die Werte von Positionen und Portfolios und kann demzufolge zu einer Unterschätzung potenzieller Verluste führen. So ist beispielsweise die Art und Weise, in der Sensitivitäten in das Value-at-Risk-Modell einbezogen werden, unter Umständen nur für kleine Veränderungen der Marktparameter zutreffend.

Im Bewusstsein um die Grenzen der Value-at-Risk-Methode ergänzt der Konzern die Value-at-Risk-Limite durch zusätzliche positions- und sensitivitätsbezogene Limitstrukturen sowie durch Stresstests sowohl für einzelne Portfolios als auch auf konsolidierter Ebene.

MARKTRISIKO IN HANDELSPORTFOLIOS

Die folgende Tabelle zeigt den Value-at-Risk der Handelsbereiche im Konzernbereich Corporate and Investment Bank (mit einem Konfidenzniveau von 99 % und einer Haltedauer von einem Tag). Das handelsbezogene Marktrisiko des Konzerns außerhalb dieser Handelsbereiche ist immateriell. „Diversifikationseffekt" bezeichnet den Effekt, dass an einem gegebenen Tag der aggregierte Value-at-Risk niedriger ausfällt als die Summe der Value-at-Risk-Werte für die einzelnen Risikoklassen. Würde man zur Berechnung des aggregierten Value-at-Risk die Value-at-Risk-Werte der einzelnen Risikoklassen einfach addieren, so würde dies die Annahme widerspiegeln, dass die Verluste in allen Risikokategorien gleichzeitig auftreten.

Value-at-Risk der Handelsbereiche in Mio €	**31.12.2007**	**31.12.2006**
Zinsrisiko	90,8	50,3
Aktienkursrisiko	49,5	53,0
Währungsrisiko	11,3	12,2
Rohwarenpreisrisiko	8,7	5,4
Diversifikationseffekt	– 59,7	– 44,0
Insgesamt	**100,6**	**76,9**

Neben dem selektiven Ausbau von Zinsrisikoengagements und/oder Aktienkursrisikopositionen in der ersten Jahreshälfte 2007, erklärt sich der Value-at-Risk-Anstieg in 2007 hauptsächlich durch die steigende Volatilität der Märkte sowie in einem geringeren Maß durch eine verfeinerte Value-at-Risk-Messung in der zweiten Jahreshälfte. Zum Jahresende 2007 betrug der Value-at-Risk 101 Mio € und lag somit um 31 % über dem Wert von 77 Mio € zum Jahresende 2006.

MARKTRISIKO IN NICHTHANDELSPORTFOLIOS

Das Capital and Risk Committee beaufsichtigt die Aktivitäten des Konzerns im Bereich der Nichthandelsportfolios. Es ist zuständig für die Koordination der konzernweiten Risikoneigung, der Kapitalerfordernisse und des Refinanzierungsbedarfs, basierend auf den Geschäftsstrategien für den Konzern, die Konzernbereiche und die untergeordneten Geschäftsbereiche. Zu seinen Aufgaben zählen ferner die regelmäßige Überprüfung der Engagements der Nichthandelsportfolios sowie der damit zusammenhängenden Stresstestergebnisse, die Überprüfung der Wirtschaftlichkeit von Akquisitionen und Beteiligungen, die Zuteilung von Risikolimiten für die Geschäftsbereiche im vom Vorstand vorgegebenen Rahmen sowie die Genehmigung von Richtlinien in Bezug auf die Nichthandelsportfolios, die durch das Risk Executive Committee ratifiziert werden. Mehrere Mitglieder des Capital and Risk Committee gehören auch dem Group Investment Committee an, wodurch eine enge Kooperation zwischen den beiden Komitees gewährleistet wird.

Das dedizierte Investment & Asset Risk Management Team ist auf die Risikoaspekte der Nichthandelsaktivitäten des Konzerns spezialisiert und überprüft monatlich das Risikoprofil der Nichthandelsportfolios, einschließlich von Buchwerten, Schätzungen des Ökonomischen Kapitals, Limitauslastungen, Ertragsprüfungen und geplanter Aktivitäten.

BEWERTUNG DES MARKTRISIKOS IN NICHTHANDELSPORTFOLIOS

Aufgrund der besonderen Eigenschaften der Nichthandelsportfolios und der teilweise fehlenden Preistransparenz wird für die Nichthandelsportfolios des Konzerns als Risikomaß nicht der Value-at-Risk benutzt. Stattdessen werden zur Bewertung des Marktrisikos in den Nichthandelsportfolios Stresstestverfahren verwendet, die für jede Risikoklasse spezifisch sind und die unter anderem ausgeprägte historische Marktänderungen sowie die Liquidität der jeweiligen Anlageklasse berücksichtigen. Diese Bewertung bildet die Grundlage für die Abschätzung des Ökonomischen Kapitals, mit dessen Hilfe das Marktrisiko in den Nichthandelsportfolios aktiv überwacht und gesteuert wird. So werden beispielsweise für die Industriebeteiligungen individuelle Preisschocks in Höhe von 23 % bis 51 % benutzt, die auf historisch beobachteten Marktwertänderungen basieren. Bei Private-Equity-Engagements werden alle Positionen Stressbewegungen unterworfen, die sich zum einen aus der Anwendung des Ökonomischen Kapitalmodells für Kreditrisiken und zum anderen aus Marktpreisschocks bis zu 100 %, je nach Vermögensgegenstand, ableiten.

Das größte Marktrisiko in den Nichthandelsportfolios des Konzerns ist das Aktienkursrisiko. Der überwiegende Teil der Zins- und Währungsrisiken aus nicht handelsbezogenen Aktiva und Passiva wurde durch interne Absicherungsgeschäfte auf den Geschäftsbereich Global Markets im Konzernbereich Corporate and Investment Bank übertragen. Somit wird das Risiko dort auf Value-at-Risk-Basis gesteuert und ist in die handelsbezogenen Value-at-Risk-Zahlen einbezogen. Hinsichtlich der verbleibenden Risiken, die durch diese Absicherungsgeschäfte nicht übertragen wurden, werden Währungsrisiken im Allgemeinen durch währungskongruente Refinanzierungen ausgeglichen, sodass in den Portfolios lediglich Restrisiken verbleiben. Ferner sind bei diesen verbleibenden Positionen nur minimale Zinsrisiken vorhanden, die sich aus Fristeninkongruenzen zwischen Vermögen und Verbindlichkeiten ergeben.

Alle Konzernbereiche halten und steuern nicht handelsbezogene Marktrisiken. Gemessen am Ökonomischen Kapital, geht der Konzernbereich Corporate and Investment Bank das größte nicht handelsbezogenen Marktrisiko im Konzern ein, das hauptsächlich aus Principal Investments stammt. Der Konzernbereich Corporate Investments geht nicht handelsbezogene Marktrisiken durch Industriebeteiligungen, Private Equity Investments und sonstige Unternehmensbeteiligungen ein. Das nicht handelsbezogene Marktrisiko im Konzernbereich Private Clients and Asset Management resultiert vor allem aus Eigenanlagen in Immobilien, Hedge- und Investmentfonds, die der Unterstützung des Client-Asset-Management-Geschäfts dienen und vorwiegend die Form von Minderheitsbeteiligungen bei Fondsgründungen oder als Kapitalbeteiligungen bei bestehenden Fonds annehmen.

Die folgende Tabelle zeigt den Ökonomischen Kapitalbedarf für die wichtigsten Industriebeteiligungen, sonstigen Unternehmensbeteiligungen sowie Alternative Assets des Konzerns.

Nichthandelsportfolios	**Ökonomischer Kapitalbedarf**	
in Mrd €	**31.12.2007**	**31.12.2006**[1]
Wichtigste Industriebeteiligungen	0,1	0,2
Sonstige Unternehmensbeteiligungen	0,7	0,6
Alternative Assets	0,9	0,6
Insgesamt	**1,7**	**1,4**

1 Änderungen der Buchwerte und des Ökonomischen Kapitalbedarfs reflektieren die Umstellung auf IFRS.

Der Ökonomische Kapitalbedarf für diese Nichthandelsportfolios belief sich zum Jahresende 2007 auf insgesamt 1,7 Mrd € und fiel somit um 329 Mio € oder 24 % höher aus als der Vergleichswert zum Jahresende 2006. Der Anstieg steht hauptsächlich mit dem höheren Risiko des Alternative Assets-Portfolios in Verbindung.

— WICHTIGSTE INDUSTRIEBETEILIGUNGEN. Der Ökonomische Kapitalbedarf von 75 Mio € zum Jahresende 2007 war in erster Linie auf die neu erworbene indirekte Beteiligung an EADS N.V. zurückzuführen, deren Marktwert sich zum Jahresende 2007 auf 133 Mio € belief. Der Ökonomische Kapitalbedarf für die übrigen Industriebeteiligungen ist aufgrund weiter gestiegener unrealisierter Gewinne bei der Beteiligung an Daimler AG, die den Hauptbeitrag zum Ökonomischen Kapitalbedarf des Vorjahres lieferte, sowie des Abbaus der Beteiligungen an Allianz SE und Linde AG weiter gesunken.
— SONSTIGE UNTERNEHMENSBETEILIGUNGEN. Der Ökonomische Kapitalbedarf von 729 Mio € für die sonstigen Unternehmensbeteiligungen zum Jahresende 2007 ist weiterhin überwiegend durch Eigenanlagen in Investmentfonds sowie einige andere Unternehmensbeteiligungen verursacht. Der Anstieg des Ökonomischen Kapitalbedarfs um 144 Mio € im Vergleich zum Jahresende 2006 spiegelt in erster Linie den Kauf von Abbey Life Assurance Company Limited im Oktober 2007 wider.
— ALTERNATIVE ASSETS. Die Alternative Assets umfassen Principal Investments, Immobilieninvestments (darunter Mezzanine Debt) sowie kleine Investments in Hedgefonds. Principal Investments setzen sich zusammen aus direkten Investments in Private Equity, Mezzanine Debt, kurzfristigen Investments in Financial Sponsor Leveraged Buy-out Funds, Bridge Capital für Leveraged Buy-out Funds sowie Private-Equity-bezogenen Geschäften. Der Anstieg im Ökonomischen Kapitalbedarf resultierte hauptsächlich aus dem Erwerb einer Beteiligung an einem Infrastructure Asset im Geschäftsbereich Asset Management (für das ein Weiterverkauf gegenwärtig beabsichtigt ist) sowie aus dem wachsenden Private-Equity-Portfolio im Geschäftsbereich Global Markets. Das Alternative-Assets-Portfolio weist zwar eine gewisse Konzentration bei risikoärmeren Infrastructure Assets auf, bleibt aber insgesamt gut diversifiziert und besteht weiterhin überwiegend aus Principal Investments und Immobilieninvestments.

In den Gesamtzahlen für das Ökonomische Kapital ist gegenwärtig kein Diversifikationsnutzen zwischen diesen unterschiedlichen Vermögensklassen berücksichtigt.

LIQUIDITÄTSRISIKO

Das Liquiditätsrisikomanagement stellt sicher, dass die Bank stets in der Lage ist, ihre Zahlungsverpflichtungen zeitgerecht zu erfüllen. Treasury ist für das Liquiditätsrisikomanagement verantwortlich. Aufgabe des Liquiditätsrisikomanagements ist es, die Liquiditätsrisikoposition zu identifizieren, zu messen und zu steuern, basierend auf zugrunde liegenden Richtlinien, welche regelmäßig von dem Capital and Risk Committee überprüft und genehmigt werden. Zur Sicherung der Liquidität und einer soliden Finanzierungsstruktur für den Konzern verwendet Treasury verschiedene interne Methoden und Systeme, die maßgeschneidert konzipiert wurden, um die konzernspezifischen Managementanforderungen zu unterstützen.

Das Liquiditätsrisikomanagement der Bank beginnt untertägig mit der Steuerung der Zahlungen, der Planung erwarteter Cashflows und dem Zugang zu Zentralbanken (operative Liquidität). Das Reportingsystem verfolgt Cashflows auf täglicher Basis über eine Zeitspanne von 18 Monaten. Hiermit kann der Konzern die kurzfristige Liquiditätsposition in jeder Lokation, Region sowie weltweit, getrennt nach Währung, Produkt sowie nach Geschäftsbereich, bewerten. Das System erfasst sämtliche Cashflows der bilanzwirksamen Transaktionen sowie Liquiditätsrisiken aus außerbilanziellen Transaktionen. Der Konzern modelliert das Cashflowprofil von Produkten ohne festgelegte vertragliche Laufzeit mithilfe statistischer Methoden zur Erfassung ihres tatsächlichen Verhaltens. Liquiditätsabflusslimite (Maximum Cash Outflow Limits) zur Begrenzung globaler und lokaler Nettoabflüsse werden täglich überwacht und stellen den Zugang zur Liquiditätsversorgung sicher.

Anschließend folgt das taktische Liquiditätsrisikomanagement der Bank, das sich mit dem Zugang zu unbesicherten Finanzierungsquellen und den Liquiditätseigenschaften des Bestands an Vermögenswerten befasst (Liquidität der Aktiva). Die Aufnahme unbesicherter Finanzierungsmittel ist nur in begrenztem Umfang möglich. Unbesicherte Finanzierungsmittel setzen sich zusammen aus allen externen am Markt aufgenommenen Verbindlichkeiten, unabhängig vom Instrument, von der Währung oder Laufzeit. Die unbesicherten Finanzierungsmittel werden auf regionaler Basis nach Währung erfasst und in einem globalen Bericht zusammengeführt. Das Capital and Risk Committee setzt für die einzelnen Geschäftsbereiche Limite, um den Zugang zu unbesicherten Finanzierungsmitteln zu attraktiven Konditionen zu sichern. Mit der Komponente Liquidität der Aktiva bestimmt der Konzern die Volumina und Verbuchungsorte des konsolidierten Bestands an unbesichert refinanzierten liquiden Aktiva, die genutzt werden, um Liquidität über besicherte Finanzierungstransaktionen zu generieren. Die Wertpapierbestände setzen sich aus einer breiten Palette von Wertpapierklassen zusammen. Zunächst werden in jedem Bestand die illiquiden von den liquiden Wertpapieren getrennt. Anschließend werden den liquiden Wertpapierklassen Liquiditätswerte zugeordnet.

Die strategische Komponente umfasst das Aufstellen eines Fälligkeitenprofils sämtlicher Aktiva und Passiva in der Bilanz (Liquiditätsablaufbilanz) sowie die Festlegung der Emissionsstrategie. Die Liquiditätsablaufbilanz zeigt für jedes Zeitband einen Überschuss beziehungsweise einen Fehlbestand an Finanzierungsmitteln und ermöglicht damit die Steuerung offener Liquiditätspositionen. Die Liquiditätsablaufbilanz bildet eine wichtige Grundlage für den jährlichen Emissionsplan des Konzerns, der nach Genehmigung durch das Capital and Risk Committee die Emissionsziele nach Laufzeit, Volumen und Instrument festlegt.

Das Rahmenwerk wird ergänzt durch Stresstests und Szenarioanalysen zur Untersuchung des Einflusses von plötzlich auftretenden Stressereignissen auf die Liquiditätsposition. Diese Szenarien wurden entweder auf historischen Ereignissen (wie dem Börsencrash des Jahres 1987, dem US-amerikanischen Liquiditätsengpass von 1990 und den

Terrorangriffen des 11. September 2001), auf Fallstudien von Liquiditätskrisen oder auf hypothetischen Modellen basiert. Diese Szenarien beinhalten jetzt auch die Herausforderungen, die sich in der Finanzmarktkrise 2007 ergeben haben: verlängerte Dysfunktionalität des Geldmarkts, Ablehnung von Sicherheiten, mangelnde Fungibilität von Währungen sowie nicht absetzbare Syndizierungen. Die hypothetischen Modelle beinhalten interne Szenarien wie operationelle Risiken, Bonitätsherabstufung der Bank durch die Ratingagenturen um drei Stufen sowie externe Szenarien wie Marktrisiko, Emerging-Markets-Krise und systemischen Schock. Bei jedem dieser Szenarien wird angenommen, dass alle fällig werdenden Forderungen an Kunden vollständig prolongiert und refinanziert werden müssen, während die Prolongation der Verbindlichkeiten teilweise eingeschränkt ist und somit eine Finanzierungslücke entsteht. Danach werden die notwendigen Schritte bestimmt, um den Nettobedarf an Finanzierungsmitteln auszugleichen. Solche Maßnahmen wären beispielsweise der Verkauf von Wertpapieren, ein Übergang von unbesicherter zu besicherter Finanzierung und eine Preisanpassung für die Aufnahme von Verbindlichkeiten.

ANALYSE DER FÄLLIGKEIT FINANZIELLER VERPFLICHTUNGEN

In der folgenden Tabelle werden die Fälligkeiten der frühestmöglichen nicht diskontierten vertraglichen Cashflows finanzieller Verpflichtungen zum 31. Dezember 2007 beziehungsweise 2006 analysiert.

31.12.2007 in Mio €	Täglich fällig	Bis 3 Monate	Mehr als 3 Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Unverzinsliche Einlagen	30.187	–	–	–	–
Verzinsliche Einlagen	143.787	206.046	38.067	22.538	17.290
Handelspassiva[2]	715.583	–	–	–	–
Erfolgswirksam zum Fair Value klassifizierte finanzielle Verpflichtungen	78.648	127.122	34.001	9.628	30.480
Investmentverträge[3]	–	638	285	1.687	7.186
Negative Marktwerte aus derivativen Finanzinstrumenten, die die Anforderungen für Hedge Accounting erfüllen[2]	2.315	–	–	–	–
Verbindlichkeiten aus übertragenen Zentralbankeinlagen	6.130	16.200	–	–	–
Verbindlichkeiten aus Wertpapierpensionsgeschäften (Repos)	43.204	93.119	18.815	452	821
Verbindlichkeiten aus Wertpapierleihen	9.132	266	7	160	–
Sonstige kurzfristige Geldaufnahmen	2.876	50.025	478	–	–
Langfristige Verbindlichkeiten	4.221	1.759	19.911	70.189	30.879
Hybride Kapitalinstrumente (Trust Preferred Securities)	–	–	–	4.526	1.819
Sonstige Finanzpassiva	140.005	5.739	495	22	49
Unwiderrufliche Kreditzusagen	94.190	–	–	–	–
Finanzgarantien	22.444	–	–	–	–
Insgesamt[1, 4, 5]	**1.292.722**	**500.914**	**112.059**	**109.202**	**88.524**

1 Die Beträge in den Tabellen stimmen nicht mit den Beträgen in der Konzernbilanz überein, da es sich um undiskontierte Cashflows handelt.

2 Die einzigen Ausnahmen hier sind die Handelspassiva und die negativen Marktwerte aus derivativen Finanzinstrumenten, für die die Barwerte aller zukünftigen Cashflows dargestellt sind. Der Konzern hält dies für die geeignete Darstellung der Cashflows, die zur Zahlung anstânden, wenn diese Positionen geschlossen werden müssten. Handels- und Derivatebestände werden der Kategorie Täglich fällig zugeordnet, da dies nach Meinung des Management am besten die Kurzfristigkeit der Handelsaktivitäten widerspiegelt. Dagegen kann sich die vertragliche Laufzeit dieser Kontrakte auf deutlich längere Perioden ausdehnen.

3 Aufgrund der Vertragsbedingungen entspricht bei diesen Investmentverträgen der Rückkaufswert dem Fair Value. Siehe Note [40] für nähere Informationen zu diesen Verträgen.

4 Diese Analyse stellt ein Worst-Case-Szenario für die Gruppe dar, wenn alle Verbindlichkeiten früher als erwartet zurückzuzahlen sind. Der Konzern hält die Wahrscheinlichkeit für ein solches Ereignis für gering.

5 Zinszahlungsströme sind in der Tabelle nicht berücksichtigt.

31.12.2006 in Mio €	Täglich fällig	Bis 3 Monate	Mehr als 3 Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Unverzinsliche Einlagen	30.354	–	–	–	–
Verzinsliche Einlagen	113.533	194.712	37.449	21.926	14.167
Handelspassiva[2]	523.628	–	–	–	–
Erfolgswirksam zum Fair Value klassifizierte finanzielle Verpflichtungen	73.422	72.155	23.383	1.645	34.260
Investmentverträge[3]	–	–	–	–	–
Negative Marktwerte aus derivativen Finanzinstrumenten, die die Anforderungen für Hedge Accounting erfüllen[2]	2.076	–	–	–	–
Verbindlichkeiten aus übertragenen Zentralbankeinlagen	11.961	14.850	–	–	–
Verbindlichkeiten aus Wertpapierpensionsgeschäften (Repos)	45.664	29.337	188	200	–
Verbindlichkeiten aus Wertpapierleihen	20.912	262	–	–	–
Sonstige kurzfristige Geldaufnahmen	2.661	40.724	5.130	–	–
Langfristige Verbindlichkeiten	2.852	2.893	15.401	58.475	32.278
Hybride Kapitalinstrumente (Trust Preferred Securities)	120	–	–	2.807	1.963
Sonstige Finanzpassiva	119.000	7.804	540	75	139
Unwiderrufliche Kreditzusagen	113.757	–	–	–	–
Finanzgarantien	23.442	–	–	–	–
Insgesamt[1, 4, 5]	**1.083.382**	**362.737**	**82.091**	**85.128**	**82.807**

1 Die Beträge in den Tabellen stimmen nicht mit den Beträgen in der Konzernbilanz überein, da es sich um undiskontierte Cashflows handelt.
2 Die einzigen Ausnahmen hier sind die Handelspassiva und die negativen Marktwerte aus derivativen Finanzinstrumenten, für die die Barwerte aller zukünftigen Cashflows dargestellt sind. Der Konzern hält dies für die geeignete Darstellung der Cashflows, die zur Zahlung anständen, wenn diese Positionen geschlossen werden müssten. Handels- und Derivatebestände werden der Kategorie Täglich fällig zugeordnet, da dies nach Meinung des Managements am besten die Kurzfristigkeit der Handelsaktivitäten widerspiegelt. Dagegen kann sich die vertragliche Laufzeit dieser Kontrakte auf deutlich längere Perioden ausdehnen.
3 Aufgrund der Vertragsbedingungen entspricht bei diesen Investmentverträgen der Rückkaufswert dem Fair Value. Siehe Note [40] für nähere Informationen zu diesen Verträgen.
4 Diese Analyse stellt ein Worst-Case-Szenario für die Gruppe dar, wenn alle Verbindlichkeiten früher als erwartet zurückzuzahlen sind. Der Konzern hält die Wahrscheinlichkeit für ein solches Ereignis für gering.
5 Zinszahlungsströme sind in der Tabelle nicht berücksichtigt.

VERSICHERUNGSRISIKO

Das Versicherungsrisiko des Konzerns erhöhte sich mit der Akquisition von Abbey Life Assurance Company Limited im Oktober 2007. Abbey Life wurde im Jahr 2000 für Neugeschäft geschlossen mit Ausnahme der Fälle, in denen sie aus bestehenden Verträgen dazu verpflichtet ist, neue Verträge einzugehen. Das Versicherungsrisiko, das kein Finanzrisiko ist, resultiert daraus, dass der Konzern bei Eintritt eines ungewissen Ereignisses vertraglich zur Zahlung an einen Versicherungsnehmer verpflichtet ist.

Die Versicherungsaktivitäten des Konzerns können wie folgt beschrieben werden:

- RENTENVERSICHERUNGEN – Verträge mit fest vereinbarten und garantierten Bedingungen, die über einen Zeitraum, der den der Beitragszahlung überschreitet, einem Sterblichkeits- oder Invaliditätsrisiko ausgesetzt sind.
- UNIVERSALLEBENSVERSICHERUNGEN – langfristige Verträge ohne fest vereinbarte und garantierte Bedingungen, die entweder Todesfall- oder Rentenleistungen gewähren.
- INVESTMENTVERTRÄGE, die kein Versicherungsrisiko beinhalten.

Der Konzern hält ferner eine Eigenkapitalbeteiligung an Paternoster Limited, einem regulierten Versicherungsunternehmen, das die Risiken aus leistungsdefinierten Pensionsplänen sowie die Verantwortung für künftig zu leistende Pensionszahlungen übernimmt.

Der Konzern ist folgenden versicherungsbezogenen Risiken ausgesetzt:

- STERBLICHKEITS- UND INVALIDITÄTSRISIKEN. Die Anzahl der Versicherungsansprüche im Todesfall ist höher/niedriger als erwartet, und es werden ein oder mehrere umfangreiche Ansprüche geltend gemacht. Ferner übersteigt/unterschreitet die Anzahl der Ansprüche wegen Berufsunfähigkeit die Erwartungen. Diese Risiken werden durch Rückversicherungsverträge sowie ermessensabhängige Gebühren gemindert. Die Sterblichkeits- und Invaliditätsraten werden jährlich überprüft.
- LANGLEBIGKEITSRISIKO. Die Lebenserwartung steigt schneller/langsamer als angenommen und wirkt sich sowohl auf gegenwärtige als auch zukünftige Rentenzahlungen aus. Dieses Risiko wird unter Berücksichtigung der neuesten externen Branchenkennzahlen und aufkommender Trends sorgfältig beobachtet.
- KOSTEN. Die Verwaltung von Versicherungsverträgen verursacht höhere/niedrigere Kosten als erwartet. Diese werden durch Vergleich der tatsächlich entstandenen Kosten mit dem Budget überwacht. Die Gründe für wesentliche Abweichungen von den Erwartungen werden untersucht und Abhilfemaßnahmen ergriffen. Das Kostenrisiko wird auch durch eine bis 2010 getroffene und mit einer Option für zwei weitere Jahre versehene Outsourcingvereinbarung reduziert, die sich auf die Verwaltung der Verträge bezieht.
- BESTANDSFESTIGKEITSRISIKO. Der Prozentsatz der stornierten Verträge ist höher/niedriger als erwartet. Die Bestandsraten werden unter Berücksichtigung entsprechender Risikofaktoren bewertet.

Der Konzern vergleicht die tatsächlichen Ansprüche sowie den Bestand mit den zugrunde gelegten Annahmen und modifiziert diese Annahmen für die zukünftige Bemessung der Verbindlichkeiten. Die Erfahrungswerte können von den ursprünglichen Einschätzungen abweichen – umso mehr, je weiter in die Zukunft projiziert wird. Der Wert der Verbindlichkeiten wird mindestens jährlich überprüft.

Sollten die bisherigen Erfahrungen ungünstiger als die zugrunde liegenden Annahmen sein oder mehr Rückstellungen infolge verschlechterter Annahmen erforderlich werden, kann dies zu Änderungen in der Höhe des benötigten Kapitals der Versicherungsgesellschaften führen.

Die Rentabilität des nicht fondsgebundenen langfristigen Versicherungsgeschäfts hängt in hohem Maße von dem Verhältnis der in Zukunft zu erfüllenden Ansprüche zu den bis zum Anspruchsdatum akkumulierten Vermögenswerten ab. In den ersten Laufzeitjahren eines Vertrags übersteigen die Versicherungsbeiträge und Anlageerträge in der Regel die Anspruchskosten und müssen zurückgestellt werden, um künftige Verpflichtungen erfüllen zu können. Die Höhe dieser künftigen Verpflichtungen wird nach versicherungsmathematischen Grundsätzen auf der Basis von Annahmen über die Entwicklung von Finanz- und Versicherungsrisiken ermittelt.

Bei fondsgebundenen Investmentverträgen beruht die Rentabilität darauf, dass die eingenommenen Gebühren ausreichend sind, um die Aufwendungen und Gewinne abzudecken. Die Höhe der Prämien und Gebühren wird nach versicherungsmathematischen Grundsätzen bemessen, denen Annahmen über die Entwicklung von Finanz- und Versicherungsrisiken zugrunde liegen.

Wie oben erwähnt, werden Rückversicherungsverträge als Maßnahme zur Reduzierung des Risikos verwendet. Es ist Strategie des Konzerns, Rückversicherungen auch weiterhin in angemessener Weise einzusetzen.

[38] GESCHÄFTE MIT NAHE STEHENDEN DRITTEN

Dritte Parteien gelten als nahe stehend, sofern eine Partei die andere mittelbar oder unmittelbar kontrolliert oder maßgeblichen Einfluss auf deren geschäftliche oder operative Entscheidungen ausüben kann. Zu den nahe stehenden Dritten des Konzerns gehören

— Personen in Schlüsselpositionen, deren nahe Familienangehörige sowie Gesellschaften, die von diesen Personen oder deren nahen Familienangehörigen kontrolliert oder maßgeblich beeinflusst werden oder an denen dieser Personenkreis bedeutende Stimmrechte hält,
— Tochtergesellschaften, Joint Ventures und assoziierte Unternehmen und
— Pensionspläne für Deutsche Bank-Mitarbeiter, die nach Beendigung des Arbeitsverhältnisses in Anspruch genommen werden.

Der Konzern unterhält Geschäftsbeziehungen mit einer Reihe von nahe stehenden Dritten. Geschäfte mit diesen Dritten werden im Rahmen des normalen Geschäftsverlaufs durchgeführt und es gelten grundsätzlich die gleichen Bedingungen – einschließlich Zinssätzen und Sicherheiten – wie für im selben Zeitraum getätigte vergleichbare Geschäfte mit Dritten. Diese Geschäfte waren nicht mit ungewöhnlich hohen Einbringlichkeitsrisiken oder anderen ungünstigen Eigenschaften behaftet.

GESCHÄFTE MIT PERSONEN IN SCHLÜSSELPOSITIONEN

Personen in Schlüsselpositionen sind Personen, die für die Planung, Leitung und Überwachung der Tätigkeiten der Deutschen Bank direkt oder indirekt zuständig und verantwortlich sind. Der Konzern zählt die Mitglieder des Vorstands und des Aufsichtsrats für Zwecke des IAS 24 zu Personen in Schlüsselpositionen.

Die folgende Tabelle zeigt die Vergütung der Personen in Schlüsselpositionen in 2007 und 2006:

Vergütung von Personen in Schlüsselpositionen: in Mio €	**2007**	**2006**
Kurzfristig fällige Leistungen	30	27
Leistungen nach Beendigung des Arbeitsverhältnisses	4	4
Andere langfristig fällige Leistungen	–	–
Leistungen aus Anlass der Beendigung des Arbeitsverhältnisses	–	8
Aktienbasierte Vergütungen	8	9
Insgesamt	**42**	**48**

Am 31. Dezember 2007 hat der Konzern Kredite und Zusagen in Höhe von 4 Mio € an Personen in Schlüsselpositionen vergeben und Einlagen in Höhe von 1 Mio € von Personen in Schlüsselpositionen erhalten. Daneben bietet der Konzern Personen in Schlüsselpositionen und deren nahen Familienangehörigen Bankdienstleistungen wie zum Beispiel Zahlungsverkehrs- und Kontoführungsdienstleistungen sowie Anlageberatung an.

GESCHÄFTE MIT TOCHTERGESELLSCHAFTEN, JOINT VENTURES, ASSOZIIERTEN UNTERNEHMEN UND SONSTIGEN NAHE STEHENDEN DRITTEN

Geschäfte zwischen der Deutsche Bank AG und deren Tochtergesellschaften gelten ebenfalls als Geschäfte mit nahe stehenden Dritten. Sofern diese Transaktionen bei Konsolidierung eliminiert werden, werden sie im Konzernabschluss nicht offengelegt. Eine Liste der wesentlichen Tochtergesellschaften des Konzerns ist in Note [39] enthalten.

KREDITE

In den Geschäftsjahren 2007 und 2006 stellte der Konzern Dritten Kredite zur Verfügung und ging im Auftrag von bestimmten nahe stehenden Dritten Garantien ein. Die folgende Tabelle enthält die Beträge der gewährten Kredite, die ausstehenden Salden zum jeweiligen Jahresende und die im Auftrag von nahe stehenden Dritten gewährten Garantien:

	Assoziierte Unternehmen und sonstige nahestehende Unternehmen	
in Mio €	**2007**	**2006**
Forderungen aus dem Kreditgeschäft, Anfangsbestand	**622**	**1.934**
Im Laufe des Jahres begebene Forderungen aus dem Kreditgeschäft	728	565
Rückzahlungen von Forderungen aus dem Kreditgeschäft	161	664
Veränderung des Konsolidierungskreises	– 1	– 121
Wechselkursänderungen	– 36	– 5
Sonstige Änderungen	– 107	– 1.087
Forderungen aus dem Kreditgeschäft, Endbestand[1,2]	**1.045**	**622**
Sonstige kreditrisikobehaftete Transaktionen:		
Wertberichtigungen für Kreditausfälle	–	22
Garantien und sonstige Verpflichtungen[3]	233	190

1 Davon waren in 2007 3 Mio € und in 2006 20 Mio € überfällig. Von den Forderungen aus dem Kreditgeschäft entfielen zum 31. Dezember 2007 24 Mio € auf Joint Ventures.

2 Für die Forderungen aus dem Kreditgeschäft hielt der Konzern zum 31. Dezember 2007 Sicherheiten in Höhe von 616 Mio € (2006:27 Mio €).

3 Die Garantien beinhalten Kredit- und Finanzierungsgarantien, in Anspruch genommene und bereitgestellte Akkreditive sowie mit Leasingtransaktionen im Zusammenhang stehende Garantien.

EINLAGEN

	Assoziierte Unternehmen und sonstige nahestehende Unternehmen	
in Mio €	**2007**	**2006**
Einlagen, Anfangsbestand	**855**	**917**
Einlagenzuflüsse	294	736
Einlagenabflüsse	89	23
Veränderung des Konsolidierungskreises	– 43	– 789
Wechselkursänderungen	– 55	14
Sonstige Änderungen	–	–
Einlagen, Endbestand[1]	**962**	**855**

1 Die oben genannten Einlagen wurden im Rahmen des normalen Geschäftsverlaufs getätigt. Die Einlagen sind unbesichert. Zum 31. Dezember 2007 waren im Bestand 3 Mio € Einlagen von Joint Ventures enthalten.

SONSTIGE GESCHÄFTE

In 2007 wurden Handelstransaktionen in Höhe von 67 Mio € mit assoziierten Unternehmen durchgeführt. Weitere Transaktionen mit nahe stehenden Dritten betreffen folgende Ereignisse:

XCHANGING ETB GMBH: An der Xchanging etb GmbH hält der Konzern einen Anteil in Höhe von 44 % und bilanziert diesen nach der Equity Methode. Die Xchanging etb GmbH ist die Muttergesellschaft der Xchanging Transaction Bank GmbH („XTB"). Zwei der vier Geschäftsführer der Xchanging etb GmbH und ein Mitglied des Aufsichtsrats der XTB sind Mitarbeiter des Deutsche Bank-Konzerns. Die 2004 zwischen dem Konzern und Xchanging getroffenen Vereinbarungen beinhalten einen Auslagerungsvertrag über zwölf Jahre mit der XTB über Wertpapierabwicklungsdienstleistungen, der auf die Reduzierung der Kosten des Konzerns bei gleichzeitiger Sicherstellung der Servicequalität abzielt. 2007 belief sich das Volumen der vom Konzern von der XTB erhaltenen Serviceleistungen auf 95 Mio € (2006: 100 Mio €). In 2007 stellte der Konzern der XTB Unterstützungsleistungen (zum Beispiel in Form von EDV- und verschiedenen Immobilienbetreuungsdienstleistungen) im Volumen von 28 Mio € (2006: 35 Mio €) zur Verfügung.

GRUNDBESITZ-EUROPA: 2005 hat grundbesitz-europa, vorher grundbesitz-invest („Grundbesitz"), ein offener Immobilienfonds, der durch eine Tochtergesellschaft des Konzerns gefördert und geleitet wird, vorübergehend bis zu einer Neubewertung seines Grundbesitzvermögens die Ausgabe und Rücknahme seiner Anteile ausgesetzt. Nach der Wiedereröffnung am 3. März 2006 hat Grundbesitz die Ausgabe und Rücknahme erneut aufgenommen. Der Konzern verpflichtete sich anlässlich der Wiedereröffnung zur Unterstützung der Liquidität von Grundbesitz mittels verschiedener Maßnahmen. Im Dezember 2006 verkaufte der Fondsmanager erfolgreich einen größeren Anteil des deutschen Immobilienportfolios der Grundbesitz an Eurocastle. Aus diesem Verkauf realisierte Grundbesitz signifikante Buchwertgewinne für seine Investoren. Im Ergebnis daraus und bis zum heutigen Tag erwartet der Konzern keine weiteren materiellen Risiken aus früher eingegangenen Verpflichtungen in Bezug auf Grundbesitz. In 2006 hat der Konzern Rückstellungen in Höhe von 111 Mio € aufgelöst. Zum Dezember 2007 betrugen die erfassten Rückstellungen 5 Mio €.

GESCHÄFTE MIT PENSIONSPLÄNEN

Bestimmte Pläne für Leistungen an Arbeitnehmer nach Beendigung des Arbeitsverhältnisses werden nach IFRS als nahe stehende Dritte erachtet. Der Konzern unterhält Geschäftsbeziehungen zu einer Reihe seiner Pensionspläne, für die er Finanzdienstleistungen, einschließlich der Vermögensanlage, erbringt. Pensionspläne des Konzerns können Aktien oder andere Wertpapiere der Deutschen Bank halten oder mit diesen handeln. Die nachfolgende Tabelle zeigt eine Zusammenfassung der Geschäfte mit nahe stehenden Pensionsplänen.

in Mio €	
Wertpapiere der Deutschen Bank im Planvermögen am 31. Dezember 2007:	
Aktien	–
Verzinsliche Wertpapiere	9
Sonstige Wertpapiere	21
Insgesamt	**30**
Von der Deutschen Bank selbst genutzte Immobilien/sonstige Vermögenswerte	–
Marktwert der Derivate mit konzerninternen Kontrahenten am Jahresende 2007	– 98
Nominalbetrag der Derivate mit konzerninternen Kontrahenten am Jahresende 2007	4.441
Von Pensionsfonds an Deutsche Bank Vermögensverwaltung gezahlte Gebühren im Jahr 2006	23
Von Pensionsfonds an Deutsche Bank Vermögensverwaltung gezahlte Gebühren im Jahr 2007	22

[39] INFORMATIONEN ZU TOCHTERGESELLSCHAFTEN

Die Anteile an Tochtergesellschaften des Konzerns werden von der Deutschen Bank AG direkt oder indirekt gehalten.

WESENTLICHE TOCHTERGESELLSCHAFTEN

Die folgende Tabelle zeigt die wesentlichen Tochtergesellschaften, an denen die Deutsche Bank AG direkt oder indirekt beteiligt ist.

Tochtergesellschaft	Sitz der Gesellschaft
Taunus Corporation[1]	Delaware, Vereinigte Staaten von Amerika
Deutsche Bank Trust Company Americas[2]	New York, Vereinigte Staaten von Amerika
Deutsche Bank Securities Inc.[3]	Delaware, Vereinigte Staaten von Amerika
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Deutschland
DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Deutschland
DWS Investment GmbH[6]	Frankfurt am Main, Deutschland

1 Holdinggesellschaft für die meisten Tochtergesellschaften in den Vereinigten Staaten von Amerika.
2 Tochtergesellschaft der Taunus Corporation. Deutsche Bank Trust Company Americas ist eine in New York State zugelassene Bank, die im Kredit- und Einlagengeschäft tätig ist und zahlreiche Bank- und Finanzdienstleistungen erbringt.
3 Tochtergesellschaft der Taunus Corporation. Deutsche Bank Securities Inc. ist eine bei der amerikanischen Börsenaufsicht (SEC) als Broker registrierte Gesellschaft, die Mitglied der New Yorker Börse (New York Stock Exchange) ist und von dieser reguliert wird. Daneben unterliegt sie den Bestimmungen einzelner staatlicher Wertpapieraufsichtsbehörden in den Staaten, in denen sie ihr Geschäft betreibt.
4 Die Gesellschaft erbringt Bankdienstleistungen für Privat- und Geschäftskunden.
5 Die Gesellschaft ist eine in Deutschland eingetragene Gesellschaft mit beschränkter Haftung und dient als Holding für verschiedene europäische Tochtergesellschaften, im Wesentlichen für Kapitalanlagegesellschaften in Deutschland, Luxemburg, Frankreich, Österreich, Italien, Polen, Russland und in der Schweiz.
6 Die Gesellschaft, an der die DB Capital Markets (Deutschland) GmbH indirekt 100 % der Kapital- und Stimmrechtsanteile hält, ist eine Gesellschaft mit beschränkter Haftung, die Investmentfonds auflegt und verwaltet.

Der Konzern hält 100 % der Kapital- und Stimmrechtsanteile an den vorgenannten wesentlichen Tochtergesellschaften, die mit den von ihnen zum 31. Dezember erstellten Jahresabschlüssen in den Konzernjahresabschluss einbezogen sind. Der Schwerpunkt ihrer Geschäftstätigkeit liegt in den Ländern, in denen sie ihren Sitz haben.

Im Geschäftsjahr 2007 war keine der Tochtergesellschaften des Konzerns bei der Zahlung von Dividenden oder der Rückzahlung von Krediten und Forderungen wesentlich eingeschränkt.

TOCHTERGESELLSCHAFTEN, AN DENEN DER KONZERN 50 % ODER WENIGER DER STIMMRECHTE HÄLT

Der Konzern konsolidiert einige Tochtergesellschaften, an denen er 50 % oder weniger der Stimmrechte hält. Hierbei handelt es sich im Wesentlichen um Zweckgesellschaften („SPEs"), deren Gründung der Konzern für eine Vielzahl von Zielsetzungen unterstützt.

Geschäftsbeziehungen zu SPEs ergeben sich im Rahmen der üblichen Geschäftstätigkeit vor allem aus Verbriefungen von Vermögenswerten, strukturierten Finanzierungen, Commercial-Paper-Programmen, dem Management von Investmentfonds, gewerblichem Immobilienleasing sowie dem Management von geschlossenen Fonds. Zu den diesbezüglichen Aktivitäten des Konzerns zählen die Übertragung von Vermögenswerten auf die Zweckgesellschaften, der Abschluss von Derivatekontrakten mit den SPEs, die Bereitstellung von Garantien und Liquiditätsfazilitäten an die SPEs, das Erbringen von Anlagemanagement- und Verwaltungsleistungen für die SPEs sowie das Halten von Beteiligungen an den SPEs.

GESELLSCHAFTEN, AN DENEN DER KONZERN MEHR ALS 50 % DER STIMMRECHTE HÄLT

Der Konzern hält direkt oder indirekt mehr als die Hälfte der Stimmrechte von Gesellschaften, beherrscht diese aber nicht, wenn

- ein anderer Investor die Möglichkeit hat, kraft einer mit dem Konzern abgeschlossenen Vereinbarung über mehr als die Hälfte der Stimmrechte zu verfügen;
- ein anderer Investor die Möglichkeit hat, gemäß einer Satzung oder sonstigen Vereinbarung die Finanz- und Geschäftspolitik der Gesellschaft zu bestimmen;
- ein anderer Investor die Möglichkeit hat, die Mehrheit der Mitglieder des Geschäftsführungs- und/oder Aufsichtsorgans zu ernennen oder abzuberufen, wobei die Verfügungsgewalt über die Gesellschaft bei diesen Organen liegt;
- ein anderer Investor die Möglichkeit hat, die Mehrheit der Stimmen bei Sitzungen des Geschäftsführungs- und/oder Aufsichtsorgans oder eines gleichwertigen Leitungsgremiums zu bestimmen, wobei die Verfügungsgewalt über die Gesellschaft bei diesen Organen liegt.

Das „Anteilsbesitzverzeichnis 2007" wird als separates Dokument veröffentlicht und beim elektronischen Bundesanzeiger eingereicht. Es ist auf der Webseite von Deutsche Bank Investor Relations verfügbar (http://www.deutsche-bank.de/ir/de/content/berichte.htm).

[40] VERSICHERUNGS- UND INVESTMENTVERTRÄGE

VERBINDLICHKEITEN AUS VERSICHERUNGS- UND INVESTMENTVERTRÄGEN

			31.12.2007			31.12.2006
in Mio €	Bruttowert	Rückversicherung	Nettowert	Bruttowert	Rückversicherung	Nettowert
Versicherungsverträge	6.450	– 119	6.331	1.411	– 187	1.224
Investmentverträge	9.796	–	9.796	–	–	–
Insgesamt	**16.246**	**– 119**	**16.127**	**1.411**	**– 187**	**1.224**

BUCHWERT

Die folgende Übersicht zeigt eine Analyse der Änderung von Verbindlichkeiten aus Versicherungs- und Investmentverträgen.

		2007		2006
in Mio €	Versicherungsverträge	Investmentverträge	Versicherungsverträge	Investmentverträge
Buchwert am Jahresanfang	**1.411**	–	**1.297**	–
Reklassifizierung in zum Verkauf bestimmt	– 847	–	–	–
Veränderungen des Konsolidierungskreises	6.339	10.387	–	–
Zugänge	114	14	128	–
Inanspruchnahmen	– 340	– 214	– 143	–
Sonstige	111	168	129	–
Wechselkursänderungen	– 338	– 559	–	–
Buchwert am Jahresende	**6.450**	**9.796**	**1.411**	–

Die sonstigen Veränderungen enthielten im Geschäftsjahr 2007 Marktwertveränderungen auf Vermögenswerte in Investmentverträgen von 122 Mio €.

WESENTLICHE ANNAHMEN IM VERSICHERUNGSGESCHÄFT

Die Verbindlichkeiten ändern sich in Abhängigkeit von Veränderungen der Zinssätze (dies gilt insbesondere für garantierte zukünftige Leistungen), der Anlageerträge sowie der Aufwendungen für Lebensversicherungs- und Rentenversicherungsverträge, für die sich die künftige Sterbewahrscheinlichkeit nicht mit Sicherheit vorhersagen lässt.

Annahmen werden für alle Faktoren getroffen, die zukünftige Cashflows wesentlich beeinflussen. Dazu gehören Annahmen über zukünftige Zinssätze, Sterblichkeitsraten und Kosten. Die Annahmen, die langfristige Versicherungsaktivitäten am stärksten beeinflussen, sind die zur Abzinsung der Cashflows verwendeten Zinssätze und die Sterbewahrscheinlichkeiten, diese insbesondere für Rentenversicherungsverträge.

Die Annahmen werden im Folgenden erläutert:

ZINSSÄTZE

In den zugrunde gelegten Zinssätzen spiegeln sich Schätzungen über zukünftige Anlageerträge wider. Sie beinhalten insofern Annahmen über Art und Laufzeit der zur Deckung der Verbindlichkeiten dienenden Vermögenswerte. Darüber hinaus werden angemessene Risikoabschläge zur Berücksichtigung von Ausfallrisiken berücksichtigt.

STERBEWAHRSCHEINLICHKEIT

Die Sterbewahrscheinlichkeiten basieren auf veröffentlichten Sterbetafeln, die entsprechend angepasst wurden, um sowohl den Änderungen der Daten seit Veröffentlichung als auch unternehmensspezifischen Erfahrungswerten und aktualisierten Prognosewerten Rechnung zu tragen. Wenn erforderlich, wird eine angemessene Sicherheitsmarge hinzugefügt, um zukünftige nachteilige Abweichungen von den Erwartungswerten zu berücksichtigen. Die Sterbewahrscheinlichkeit für Rentenversicherungsverträge wird so angepasst, dass sie zukünftigen Erhöhungen der Lebenserwartung von Begünstigten Rechnung trägt. Derzeit wird bei Rentenversicherungsverträgen für die Ermittlung der Erhöhung der Lebenserwartung eine mittelfristige Kohortenprognose genutzt, wobei von einer Mindesterhöhung von 1,25 % pro anno ausgegangen wird.

AUFWENDUNGEN

Für Verträge, die nicht fondsgebunden sind, werden Aufwendungen für zukünftige Versicherungskosten in Abzug gebracht.

SONSTIGE ANNAHMEN

Es wird davon ausgegangen, dass im Rentenversicherungsgeschäft Optionen auf garantierte Rentenzahlungen zu 57 % in Anspruch genommen werden.

WESENTLICHE ANNAHMEN ZUM WERT DES ERWORBENEN VERSICHERUNGSGESCHÄFTS

Der Wert des erworbenen Versicherungsgeschäfts im Zusammenhang mit der Akquisition der Abbey Life Assurance Company Limited entspricht dem Barwert der zukünftigen Zahlungsströme für den Versicherungsbestand zum Erwerbszeitpunkt. Die in diesem Zusammenhang zu treffenden Annahmen berücksichtigen die geschäftsspezifischen Erfahrungswerte für zukünftige Sterbewahrscheinlichkeiten, Invaliditätsraten, Bestandsfestigkeit und sonstige Aufwendungen. Des Weiteren wurden bei Erwerb auch grundsätzliche Annahmen anhand gesamtwirtschaftlicher Indikatoren zugrunde gelegt.

Der Wert des erworbenen Versicherungsgeschäfts wird über die erwartete Nutzungsdauer des Abbey Life Geschäfts abgeschrieben, und zwar entweder proportional zu den erwarteten Gewinnen oder dem erwarteten Wert der zu erbringenden Versicherungszahlungen. Zum Ende jeder Berichtsperiode ist der noch bilanzierte Wert des erworbenen Versicherungsgeschäfts mit dem Barwert der zukünftigen Zahlungsströme für den Versicherungsbestand zum Erwerbszeitpunkt zu vergleichen. Sollten die erwarteten zukünftigen Zahlungsströme unzureichend sein und sollte der Barwert der zukünftigen Zahlungsströme den Bilanzwert unterschreiten, ist der Wert des erworbenen Versicherungsgeschäft entsprechend zu verringern.

WESENTLICHE ÄNDERUNGEN DER ANNAHMEN

Bei der Akquisition der Abbey Life Assurance Company Limited im Oktober 2007 wurden deren bis dahin auf der Basis von UK GAAP berechneten Verbindlichkeiten für Versicherungsverträge, in Übereinstimmung mit den Vorschriften von IFRS 4, auf der Basis von US GAAP neu berechnet. Die zu diesem Zeitpunkt getroffenen Annahmen für nicht wirtschaftliche Faktoren haben sich bis zum 31. Dezember 2007 nicht geändert. Allerdings wurden die für wirtschaftliche Faktoren getroffenen Annahmen unter Berücksichtigung von Veränderungen wesentlicher Wirtschaftsindikatoren überprüft. Die Verbindlichkeit für Rentenversicherungsverträge wurde mit dem bei erstmaliger Bilanzierung ermittelten Wert angesetzt.

SENSITIVITÄTSANALYSE FÜR VERSICHERUNGSVERTRÄGE

Die folgende Tabelle zeigt die Auswirkung von Änderungen der wesentlichen Annahmen, die der Berechnung der Verbindlichkeiten des Versicherungsgeschäfts zugrunde liegen, auf das Ergebnis vor Steuern und das Eigenkapital. Die Veränderung einer jeden Annahme erfolgt ceteris paribus.

	Veränderung des Ergebnisses vor Steuern		Veränderung des Eigenkapitals	
in Mio €	2007	2006	2007	2006
Annahme:				
Sterbewahrscheinlichkeit (Verschlechterung um 10 %)[1]	– 16	– 44	– 16	– 44
Aufwand (Anstieg um 10 %)	– 1	– 2	– 1	– 2
Zinssätze (Anstieg um 1 %)	– 115	– 25	88	– 25

1 Dem Effekt der Sterbewahrscheinlichkeit liegen ein Rückgang im Rentenversicherungsgeschäft um 10 % und ein Anstieg im sonstigen Geschäft um 10 % zugrunde.

Für bestimmte Versicherungsverträge enthält die Bewertungsgrundlage eine sogenannte Sicherheitsmarge („Provision for Adverse Deviations"). Für diese Verträge würde gemäß US GAAP eine Verschlechterung der Annahmen für die Einflussfaktoren so lange keine Anpassung der Rückstellung zur Folge haben, bis die Sicherheitsmarge aufgezehrt ist. Ebenso bewirkte eine Verbesserung der Annahmen für die Einflussfaktoren keine Erhöhung der Rückstellung. Deshalb handelt es sich bei den in der Sensitivitätsanalyse gezeigten Auswirkungen im Falle einer angenommenen Verschlechterung der Einflussfaktoren um jenen Betrag, um den die Verbindlichkeit die Sicherheitsmarge am Bilanzstichtag überschreitet. Aus diesem Grund sollten die in dieser Tabelle bereit gestellten Informationen nicht dazu verwendet werden, Rückschlüsse auf die Auswirkungen anderweitiger Veränderungen zu ziehen. Ebenso lässt sich daraus nicht ableiten, welche Veränderungen zu einem anderen Zeitpunkt aufträten.

[41] KURZ- UND LANGFRISTIGE VERMÖGENSWERTE UND VERBINDLICHKEITEN

Die folgenden Tabellen zeigen die Gliederung der zum 31. Dezember 2007 und zum 31. Dezember 2006 in der Bilanz ausgewiesenen Vermögenswerte nach ihrer vertraglichen Laufzeit.

Aktivpositionen zum 31. Dezember 2007 gliedern sich wie folgt.

	Realisierung oder Erfüllung		Insgesamt
in Mio €	in 2008	nach 2008	31.12.2007
Barreserve	8.632	–	8.632
Verzinsliche Einlagen bei Kreditinstituten	21.156	459	21.615
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	12.193	1.404	13.597
Forderungen aus Wertpapierleihen	55.548	413	55.961
Zum Fair Value bewertete finanzielle Vermögenswerte	1.441.656	32.447	1.474.103
Zur Veräußerung verfügbare finanzielle Vermögenswerte	6.168	36.126	42.294
Nach der Equity Methode bilanzierte Beteiligungen	–	3.366	3.366
Forderungen aus dem Kreditgeschäft	73.826	125.066	198.892
Sachanlagen	–	2.409	2.409
Immaterielle Vermögenswerte	–	9.383	9.383
Sonstige Aktiva	180.489	2.408	182.897
Steuerforderungen aus tatsächlichen Steuern	2.014	414	2.428
Summe der Aktiva vor Steuerforderungen aus latenten Steuern	**1.801.682**	**213.895**	**2.015.577**
Steuerforderungen aus latenten Steuern			4.772
Summe der Aktiva			**2.020.349**

Verbindlichkeiten zum 31. Dezember 2007 gliedern sich wie folgt.

	Realisierung oder Erfüllung		Insgesamt
in Mio €	in 2008	nach 2008	31.12.2007
Einlagen	417.994	39.952	457.946
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	177.468	1.273	178.741
Verbindlichkeiten aus Wertpapierleihen	9.405	160	9.565
Zum Fair Value bewertete finanzielle Verpflichtungen	914.528	51.649	966.177
Sonstige kurzfristige Geldaufnahmen	53.410	–	53.410
Sonstige Passiva	168.135	3.374	171.509
Rückstellungen	1.295	–	1.295
Steuerverbindlichkeiten aus tatsächlichen Steuern	2.754	1.761	4.515
Langfristige Verbindlichkeiten	23.255	103.448	126.703
Hybride Kapitalinstrumente (Trust Preferred Securities)	–	6.345	6.345
Verpflichtung zum Erwerb Eigener Aktien	871	2.682	3.553
Summe der Verbindlichkeiten vor Steuerverbindlichkeiten aus latenten Steuern	**1.769.115**	**210.644**	**1.979.759**
Steuerverbindlichkeiten aus latenten Steuern			2.124
Summe der Verbindlichkeiten			**1.981.883**

Aktivpositionen zum 31. Dezember 2006 gliedern sich wie folgt.

in Mio €	Realisierung oder Erfüllung in 2007	nach 2007	Insgesamt 31.12.2006
Barreserve	7.008	–	7.008
Verzinsliche Einlagen bei Kreditinstituten	17.493	1.706	19.199
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	13.758	507	14.265
Forderungen aus Wertpapierleihen	62.527	416	62.943
Zum Fair Value bewertete finanzielle Vermögenswerte	1.103.470	1.180	1.104.650
Zur Veräußerung verfügbare finanzielle Vermögenswerte	7.019	31.018	38.037
Nach der Equity Methode bilanzierte Beteiligungen	–	2.541	2.541
Forderungen aus dem Kreditgeschäft	59.281	119.243	178.524
Sachanlagen	–	3.241	3.241
Immaterielle Vermögenswerte	–	8.612	8.612
Sonstige Aktiva	136.159	2.862	139.021
Steuerforderungen aus tatsächlichen Steuern	1.772	348	2.120
Summe der Aktiva vor Steuerforderungen aus latenten Steuern	**1.408.487**	**171.674**	**1.580.161**
Steuerforderungen aus latenten Steuern			4.332
Summe der Aktiva			**1.584.493**

Verbindlichkeiten zum 31. Dezember 2006 gliedern sich wie folgt.

in Mio €	Realisierung oder Erfüllung in 2007	nach 2007	Insgesamt 31.12.2006
Einlagen	375.837	36.079	411.916
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	102.000	200	102.200
Verbindlichkeiten aus Wertpapierleihen	21.174	–	21.174
Zum Fair Value bewertete finanzielle Verpflichtungen	669.274	25.345	694.619
Sonstige kurzfristige Geldaufnahmen	48.433	–	48.433
Sonstige Passiva	141.205	2.924	144.129
Rückstellungen	1.768	–	1.768
Steuerverbindlichkeiten aus tatsächlichen Steuern	2.237	1.796	4.033
Langfristige Verbindlichkeiten	16.226	95.137	111.363
Hybride Kapitalinstrumente (Trust Preferred Securities)	–	4.771	4.771
Verpflichtung zum Erwerb Eigener Aktien	1.547	2.780	4.327
Summe der Verbindlichkeiten vor Steuerverbindlichkeiten aus latenten Steuern	**1.379.701**	**169.032**	**1.548.733**
Steuerverbindlichkeiten aus latenten Steuern			2.285
Summe der Verbindlichkeiten			**1.551.018**

[42] ERGÄNZENDE ERLÄUTERUNGEN ZUM KONZERNABSCHLUSS GEMÄSS § 315A HGB

Gemäß § 315a Handelsgesetzbuch („HGB") sind in einem Konzernabschluss nach IFRS die nachfolgenden Zusatzangaben bereitzustellen.

PERSONALAUFWAND

in Mio €	2007	2006
Personalaufwand:		
Löhne und Gehälter	11.298	10.721
Soziale Abgaben	1.824	1.777
davon: für Altersversorgung	478	471
Insgesamt	**13.122**	**12.498**

MITARBEITERINNEN UND MITARBEITER

Die durchschnittliche Anzahl der während des Geschäftsjahres beschäftigten Mitarbeiter (arbeitswirksam) betrug insgesamt 75.047 (2006: 65.745), darunter befanden sich 31.898 (2006: 27.510) Mitarbeiterinnen. Teilzeitkräfte sind in diesen Zahlen entsprechend der geleisteten Arbeitszeit anteilig enthalten. Im Ausland waren im Durchschnitt 47.540 (2006: 39.451) Mitarbeiterinnen und Mitarbeiter tätig.

BEZÜGE DES VORSTANDS UND AUFSICHTSRATS

Im Jahr 2007 beliefen sich die Gesamtbezüge des Vorstands auf 33.182.395 € (2006: 32.901.538 €), davon entfielen 28.832.085 € (2006: 28.294.058 €) auf variable Vergütungsbestandteile.

An frühere Vorstandsmitglieder der Deutschen Bank AG oder deren Hinterbliebene wurden 33.479.343 € (2006: 27.453.021 €) gezahlt.

Der Aufsichtsrat erhielt für 2007 exklusive Umsatzsteuer neben einer festen Vergütung (inklusive Sitzungsgeld) von 2.366.000 € (2006: 998.000 €) eine variable Vergütung in Höhe von 3.656.084 € (2006: 2.390.583 €).

Für die Pensionsverpflichtungen gegenüber früheren Mitgliedern des Vorstands und ihren Hinterbliebenen wurden 2007 insgesamt 176.061.752 € (2006: 193.366.824 €) zurückgestellt.

Am 31. Dezember 2007 beliefen sich die gewährten Vorschüsse, Kredite sowie eingegangenen Haftungsverhältnisse für Vorstandsmitglieder auf 2.186.400 € (2006: 1.219.000 €) und für Aufsichtsratsmitglieder der Deutschen Bank AG auf 1.713.528 € (2006: 1.567.000 €). Aufsichtsratsmitglieder zahlten 2007 Kredite in Höhe von 1,1 Mio € zurück.

SONSTIGE PUBLIKATIONEN

Das „Anteilsbesitzverzeichnis 2007" wird als separates Dokument veröffentlicht und beim elektronischen Bundesanzeiger eingereicht. Es ist auf der Webseite von Deutsche Bank Investor Relations verfügbar (http://www.deutsche-bank.de/ir/de/content/berichte.htm).

CORPORATE GOVERNANCE

Die Deutsche Bank Aktiengesellschaft und die Varta AG als derzeitig einziges in den Konzernabschluss einbezogenes deutsches börsennotiertes Unternehmen haben die nach § 161 Aktiengesetz vorgeschriebene Erklärung abgegeben und den Aktionären zugänglich gemacht.

WESENTLICHE PRÜFUNGSHONORARE UND -LEISTUNGEN

Die Tabelle zeigt die von unserem Abschlussprüfer abgerechneten Honorare für die Geschäftsjahre 2007 und 2006 in den folgenden Kategorien:

Kategorie in Mio €	2007	2006
Prüfungshonorare	43	44
davon an KPMG Deutschland	18	18
Honorare für prüfungsnahe Leistungen	8	10
davon an KPMG Deutschland	2	4
Honorare für Steuerberatung	8	7
davon an KPMG Deutschland	2	3
Summe der Honorare	**59**	**61**

Weitere Informationen zu den Prüfungshonoraren sind im Corporate-Governance-Bericht enthalten.

[43] EREIGNISSE NACH DEM BILANZSTICHTAG

Die Finanzmärkte blieben Anfang 2008 weiterhin den außergewöhnlich schwierigen Bedingungen ausgesetzt, die in der zweiten Jahreshälfte 2007 begonnen hatten und die in den direkt davon betroffenen Bereichen zu erheblich niedrigeren Geschäftsvolumina geführt hatten. Zu diesen hauptsächlich betroffenen Bereichen zählt das Geschäftsfeld Leveraged Finance. Der Preisverfall in diesem Marktsegment hat sich auch über den Bilanzstichtag hinaus fortgesetzt. Dies dürfte dazu führen, dass der Konzern zusätzliche Abschreibungen auf seine Risikopositionen im Leveraged-Finance-Bereich vornehmen muss, sollte sich keine Verbesserung der Marktbedingungen einstellen. Zum 31. Dezember 2007 hatte der Konzern Risikopositionen in diesem Bereich von 36,2 Mrd €. Die Höhe der finanziellen Auswirkung potenziell weiterer Wertanpassungen auf die Ergebnisse in 2008 wird von der Höhe der Risikopositionen und von den Marktpreisen zum jeweiligen Bilanzstichtag abhängen und kann daher zum jetzigen Zeitpunkt nicht abgeschätzt werden.

[44] ÜBERLEITUNG ZWISCHEN VORHERIGEN RECHNUNGSLEGUNGSGRUNDSÄTZEN UND IFRS

WESENTLICHE UNTERSCHIEDE ZWISCHEN DEN RECHNUNGSLEGUNGSGRUNDSÄTZEN NACH US GAAP UND IFRS

Bis zum 31. Dezember 2006 erstellte der Konzern seinen Konzernabschluss in Übereinstimmung mit US GAAP. Im Folgenden werden die wesentlichen Unterschiede zwischen den bis zu diesem Datum angewandten Rechnungslegungsgrundsätzen des Konzerns nach US GAAP und den in Note [1] dargelegten Rechnungslegungsgrundsätzen nach IFRS thematisch zusammengefasst.

US GAAP	IFRS
KONSOLIDIERUNG (A)	
Es werden drei Ansätze verwendet, um eine Konsolidierungspflicht zu ermitteln: Stimmrechte, Variable Interest Entities (VIEs) und Qualifying Special Purpose Entities (QSPEs). Stimmrechte: Ein direkt oder indirekt gehaltener Mehrheitsanteil an den Stimmrechten (mehr als 50 %) führt zu einer Konsolidierung, es sei denn, die Beherrschung der Gesellschaft liegt nicht bei den Mehrheitseignern. VIEs: VIEs werden von dem Inhaber finanzieller Interessen („Interest Holder") konsolidiert, der die Mehrheit der erwarteten Verluste („Expected Losses") der VIEs trägt oder die Mehrheit der erwarteten Überschüsse („Expected Residual Returns") erhält, das heißt von dem Meistbegünstigten („Primary Beneficiary"). QSPE: Eine Special Purpose Entity (SPE), die den Kriterien einer Qualifying Special Purpose Entity (QSPE) entspricht, wird nicht konsolidiert.	Operative Gesellschaften („Operating Companies") sind zu konsolidieren, wenn entweder direkt oder indirekt die Mehrheit der Stimmrechte gehalten wird. Potenzielle Stimmrechte sind mit zu berücksichtigen. Eine Zweckgesellschaft (SPE) ist vom Konzern zu konsolidieren, wenn sie von ihm kontrolliert wird. Folgende Umstände können auf einen Kontrolltatbestand hinweisen: Die SPE führt ihre Geschäfte im Namen des Konzerns durch und/oder der Konzern hält die Mehrheit der Chancen und Risiken aus der SPE. Unter IFRS existiert das Konzept der Qualifying Special Purpose Entities (QSPEs) nicht.
KOSTEN DER KREDITVERGABE (B)	
Alle bei Kreditvergabe anfallenden Kosten, wie zum Beispiel die für die Beurteilung der Kreditwürdigkeit eines Schuldners entstehenden Kosten, die über eine Stückkostenrechnung ermittelt und damit als der Kreditvergabe direkt zurechenbar gelten, werden abgegrenzt, und zwar unabhängig davon, ob es sich um zusätzliche Kosten handelt oder nicht.	Nur solche Kosten, die der Begebung eines Kredits direkt zurechenbar sind und zusätzlich entstehen, werden zusammen mit den zugehörigen Gebühren abgegrenzt und bei der Berechnung des Effektivzinses berücksichtigt.
FAIR VALUE OPTION (C)	
Der Konzern hat die unter US GAAP zur Verfügung stehende Fair Value Option für die Konzernberichterstattung in keinem Fall ausgeübt.	Finanzielle Vermögenswerte und finanzielle Verpflichtungen können bei Ersterfassung beziehungsweise Erstanwendung von IFRS als zum Fair Value bewertet klassifiziert werden (Fair Value Option), wenn — eine Inkonsistenz bei Bewertung oder Ansatz („Accounting Mismatch"), die aus der unterschiedlichen Bewertung finanzieller Vermögenswerte oder Verpflichtungen beziehungsweise aus einer unterschiedlichen Erfassung der entsprechenden Gewinne und Verluste entstehen würde, erheblich reduziert wird; — die Vermögenswerte und Verpflichtungen gemäß einer dokumentierten Risikomanagement- oder Anlagestrategie auf Basis des Fair Value gesteuert werden und ihre Wertentwicklung auf dieser Basis gemessen wird und wenn entsprechende Informationen an Mitglieder der Führungsebene ebenfalls auf dieser Basis weitergegeben werden; oder — die Vermögenswerte und/oder Verpflichtungen ein oder mehrere eingebettete Derivate enthalten, welche die Cashflows aus diesen Finanzinstrumenten erheblich verändern. Transaktionskosten in Verbindung mit finanziellen Vermögenswerten und finanziellen Verpflichtungen, die erfolgswirksam zum Fair Value bewertet werden, werden beim erstmaligen Ansatz direkt in der Gewinn-und-Verlust-Rechnung erfasst. Die Entscheidung, finanzielle Vermögenswerte oder finanzielle Verpflichtungen unter der Fair Value Option zu bilanzieren, ist unwiderruflich.
NACH DER EQUITY METHODE BILANZIERTE BETEILIGUNGEN (D)	
Es existieren spezifische Bilanzierungsvorschriften für Personengesellschaften und Gesellschaften ähnlicher Art. Eine Beteiligung von mindestens 3 % muss nach der Equity Methode bilanziert werden, da der mit ihr verbundene Einfluss auf die Gesellschaft als nicht geringfügig gilt („other than minor influence").	Es existieren keine spezifischen Bilanzierungsvorschriften für Personengesellschaften und ähnliche Gesellschaften. Ein maßgeblicher Einfluss liegt in der Regel bei einem Stimmrechtsanteil in Höhe von 20 % bis 50 % vor, wobei potenzielle Stimmrechte mit berücksichtigt werden.

US GAAP	IFRS
DEFINITION VON DERIVATIVEN FINANZINSTRUMENTEN (E)	
Derivatekontrakte müssen einen Nominalwert besitzen sowie die Möglichkeit für einen Nettoausgleich vorsehen oder alternativ muss das Derivat beziehungsweise der dem Derivat zugrunde liegende Basiswert direkt gegen Zahlungsmittel verkauft werden können („readily convertible into cash"), um als Derivat eingestuft werden zu können.	Derivatekontrakte müssen nach IFRS keine Möglichkeit für einen Nettoausgleich vorsehen, um als Derivate eingestuft zu werden.
BILANZIERUNG VON SICHERUNGSBEZIEHUNGEN („HEDGE ACCOUNTING") (P)	
Unter US GAAP muss bei der Beurteilung der Effektivität einer Sicherungsbeziehung der gesamte Zeitraum bis zur Fälligkeit des abgesicherten Grundgeschäfts beurteilt werden, es kann nicht lediglich ein Teil der Laufzeit des abgesicherten Grundgeschäfts betrachtet werden. In den Fällen, in denen eine Sicherungsbeziehung nur unter IFRS im Rahmen des Hedge Accounting abgebildet werden kann, nicht jedoch unter US GAAP, wurde die Sicherungsbeziehung unter US GAAP revidiert.	Im Vergleich zu US GAAP können nach IFRS mehr Sicherungsbeziehungen gebildet werden. Unter IFRS kann ein Derivat als Sicherungsinstrument für die Absicherung lediglich eines Teils des Zeitraums bis zur Fälligkeit des abgesicherten Grundgeschäfts in einem Fair Value Hedge designiert werden.
REKLASSIFIZIERUNG VON ZUM VERKAUF BESTIMMTEN FORDERUNGEN AUS DEM KREDITGESCHÄFT IN DIE HANDELSAKTIVA (F)	
Forderungen aus dem Kreditgeschäft, die zum Verkauf bestimmt sind, werden zum niedrigeren Wert aus Buch- oder Marktwert ausgewiesen. Erträge und Kosten, die bei der Begebung des Kredits entstehen, werden bei Verkauf des Kredits erfolgswirksam erfasst. Eine temporäre Wertminderung auf zum Verkauf bestimmte Forderungen aus dem Kreditgeschäft wird unter US GAAP erfolgswirksam erfasst.	Die Kategorie „Zum Verkauf bestimmte Forderungen aus dem Kreditgeschäft" existiert nicht. Kredite, bei denen die Absicht besteht, sie kurzfristig zu verkaufen oder zu verbriefen, werden als Handelsaktiva klassifiziert.
ZUR VERÄUSSERUNG VERFÜGBARE FINANZIELLE VERMÖGENSWERTE („AVAILABLE FOR SALE") (G)	
EIGENKAPITALTITEL Eigenkapitaltitel, deren Fair Value nicht direkt zu ermitteln ist, und sonstiger nicht verbriefter Anteilsbesitz werden unter den sonstigen Finanzanlagen ausgewiesen (enthalten in den sonstigen Aktiva) und zu Anschaffungskosten bewertet, abzüglich nicht temporärer Wertminderungen.	Nicht marktgängige Finanzanlagen und sonstiger nicht verbriefter Anteilsbesitz werden als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert und zum Fair Value bewertet, sofern der Fair Value verlässlich ermittelt werden kann.
WERTPAPIERE „AVAILABLE FOR SALE"– BEHANDLUNG VON WECHSELKURSÄNDERUNGEN Änderungen des Fair Value von zur Veräußerung verfügbaren Schuldtiteln aufgrund von Wechselkursänderungen werden im kumulierten übrigen umfassenden Periodenerfolg (Other Comprehensive Income) ausgewiesen und beim Verkauf des Wertpapiers erfolgswirksam erfasst.	Änderungen des Fair Value von festverzinslichen Wertpapieren „Available for Sale" aufgrund von Wechselkursänderungen werden erfolgswirksam ausgewiesen.
WERTMINDERUNG VON ZUR VERÄUSSERUNG VERFÜGBAREN VERMÖGENSWERTEN Wertminderungen von zur Veräußerung verfügbaren festverzinslichen Wertpapieren können nicht erfolgswirksam rückgängig gemacht werden, wenn das Wertpapier nicht länger als wertgemindert einzustufen ist.	Wertminderungen von zur Veräußerung verfügbaren Schuldtiteln sind rückgängig zu machen, wenn sich der Fair Value zu einem späteren Zeitpunkt erhöht und die Erhöhung anhand objektiver Kriterien mit einem Ereignis nach Erfassung der nicht temporären Wertminderung in der Gewinn-und-Verlust-Rechnung in Verbindung gebracht werden kann.
FINANZANLAGEN, DIE EINER VERKAUFSRESTRIKTION UNTERLIEGEN Grundsätzlich werden Finanzanlagen, die einer Verkaufsrestriktion von mehr als einem Jahr unterliegen, unter den sonstigen Finanzanlagen ausgewiesen und zu Anschaffungskosten, abzüglich nicht temporärer Wertminderungen, bewertet. Wird eine Finanzanlage, die einer Verkaufsrestriktion unterliegt, von einer Gesellschaft gehalten, die in den Vereinigten Staaten als „Broker Dealer" reguliert wird, dann wird sie zum Fair Value bilanziert und Wertveränderungen werden erfolgswirksam erfasst.	Finanzanlagen, die einer Verkaufsrestriktion unterliegen, werden als zur Veräußerung verfügbare finanzielle Vermögenswerte klassifiziert und Wertveränderungen werden im Eigenkapital erfasst.
AUSBUCHUNG FINANZIELLER VERMÖGENSWERTE (H)	
Die Ausbuchung beruht in erster Linie auf dem Konzept der Verfügungsmacht. Für die Ausbuchung ist zunächst die Frage des echten Verbrauchs und erst dann die Notwendigkeit der Konsolidierung zu beurteilen. Für Repos und Reverse Repos gelten spezielle Bilanzierungsregeln: Eine Besicherung von nahezu 100 % ist erforderlich, um die Transaktion als eine Finanzierung behandeln zu können.	Die Ausbuchung basiert auf dem Konzept des Transfers von Risiken und Chancen. Das Konzept der Verfügungsmacht wird nur dann berücksichtigt, wenn die Risiken und Chancen weder im Wesentlichen übertragen noch zurückbehalten wurden. Vor Anwendung der Ausbuchungskriterien muss der Konsolidierungskreis des Konzerns festgelegt werden. Eine Teilausbuchung übertragener Vermögenswerte kann erfolgen, wenn der Konzern im Zusammenhang mit der Übertragung weiterhin ein anhaltendes Engagement zurückbehält („Continuing Involvement").

US GAAP	IFRS
IMMOBILIEN UND LEASING (I)	
GEWINNE AUS SALE-UND-LEASEBACK-TRANSAKTIONEN Gewinne aus einer Sale-und-Leaseback-Transaktion, die als Operating Lease qualifiziert, werden abgegrenzt und über die Laufzeit des Leasingvertrags erfolgswirksam erfasst.	Gewinne aus einer Sale-und-Leaseback-Transaktion, die als Operating Lease qualifiziert, werden unmittelbar erfolgswirksam erfasst, sofern der Verkauf zum Fair Value durchgeführt wurde.
LANGFRISTIGE VERKÄUFERPFLICHTEN BEI SALE-UND-LEASEBACK-TRANSAKTIONEN Jegliche Form von langfristigen Verpflichtungen („Continuing Involvement") des Verkäufers in Bezug auf den Leasinggegenstand verhindert die Erfassung der Transaktion als Verkauf.	Sofern langfristige Verpflichtungen des Verkäufers bestehen, sind diese bei der Klassifizierung des Leasingverhältnisses zu berücksichtigen.
WERTMINDERUNG VON ALS FINANZINVESTITION GEHALTENEN IMMOBILIEN Das Vorliegen einer Wertminderung wird festgestellt, indem die nicht diskontierten erwarteten zukünftigen Cashflows aus der als Finanzinvestition gehaltenen Immobilie beurteilt werden.	Das Vorliegen einer Wertminderung wird anhand einer Barwertmethode beurteilt, wobei ein Diskontierungsfaktor auf die erwarteten zukünftigen Cashflows angewandt wird.
AKTIENBASIERTE VERGÜTUNG (J)	
AKTIENBASIERTE VERGÜTUNG – VORGEZOGENER RUHESTAND Räumt ein Vergütungsplan einem Mitarbeiter ab einem bestimmten Alter und/oder einer bestimmten Dienstzeit das Recht ein, nach dem Ausscheiden aus dem Konzern seine Ansprüche zu behalten, wird der Aufwand vorzeitig bis zu dem Datum vollständig erfasst, an dem der Mitarbeiter die Anspruchsvoraussetzungen erfüllt. Die Regelungen bezüglich des Anspruchs auf einen vorgezogenen Ruhestand wurden prospektiv für Vergütungen angewandt, die nach dem 1. Januar 2006 gewährt wurden.	Die Regelungen bezüglich des Anspruchs auf einen vorgezogenen Ruhestand (beschleunigte Erfassung des Aufwands) finden auf alle Vergütungen Anwendung, die nach dem 7. November 2002 gewährt wurden.
AKTIENBASIERTE VERGÜTUNG – VERFALLENDE ANSPRÜCHE Es ist vorgeschrieben, den Personalaufwand auf Basis der gesamten Zahl an Aktien, die voraussichtlich während der Dienstzeit unverfallbar werden (abzüglich der erwarteten verfallenden Ansprüche), zu erfassen. Der Personalaufwand wurde ab dem 1. Januar 2006 nicht mehr auf Basis der tatsächlich verfallenden Ansprüche erfasst.	Das Konzept der voraussichtlich verfallenden Ansprüche ist auf alle aktienbasierten Vergütungen anzuwenden, die nach dem 7. November 2002 gewährt wurden.
PENSIONEN (K)	
PENSIONEN – KUMULIERTE VERSICHERUNGSMATHEMATISCHE GEWINNE UND VERLUSTE Ab dem 31. Dezember 2006 werden alle nicht berücksichtigten Gewinne/Verluste zum Jahresende als Teil des kumulierten übrigen umfassenden Periodenerfolgs („Accumulated Other Comprehensive Income", „OCI") ausgewiesen. Der Konzern wendete den „Korridor"-Ansatz an, bei dem versicherungsmathematische Gewinne und Verluste in Höhe von mehr als 10 % des höheren Werts von Planvermögen und -verbindlichkeiten zu gleichen Beträgen erfolgswirksam über die verbleibenden Dienstzeiten der aktiven Mitarbeiter erfasst werden.	Bei der Umstellung der Rechnungslegung hat der Konzern im Einklang mit den Umstellungsvorschriften von IFRS 1 alle kumulierten versicherungsmathematischen Gewinne und Verluste im Eigenkapital erfasst. Seit der Erstanwendung wird für versicherungsmathematische Gewinne und Verluste der „Korridor"-Ansatz angewandt.
PENSIONEN – LANGFRISTIG FÄLLIGE LEISTUNGEN Es gibt keine spezifischen Bewertungsregelungen.	Langfristig fällige Leistungen müssen unter Anwendung einer versicherungsmathematischen Methode bewertet werden.
DERIVATE AUF DEUTSCHE BANK-AKTIEN (L)	
Kauf- und Verkaufsoptionen, bei denen dem Kontrakt Aktien der Deutschen Bank zugrunde liegen und bei denen die Erfüllung durch Lieferung der Aktien erfolgen muss, werden als Derivate klassifiziert.	Kauf- und Verkaufsoptionen, bei denen dem Kontrakt Aktien der Deutschen Bank zugrunde liegen und bei denen die Erfüllung durch Lieferung der Aktien erfolgen muss, werden als Eigenkapitalinstrumente klassifiziert. Für geschriebene Verkaufsoptionen auf Deutsche Bank-Aktien, bei denen die Erfüllung durch Lieferung der Aktien erfolgt, wird der Barwert des Rückzahlungsbetrags als Verbindlichkeit erfasst. Die Verbindlichkeit wird über die Laufzeit der Optionen unter Anwendung der Effektivzinsmethode auf den Rückzahlungsbetrag aufgezinst. Die Aufzinsung erfolgt zu Lasten des Zinsaufwands.

US GAAP	IFRS
STEUERN (O)	
LATENTE STEUERN AUF AKTIENBASIERTE VERGÜTUNGEN Ist in einem Land ein Steuerabzug für Aufwendungen im Zusammenhang mit aktienbasierter Vergütung erlaubt, kann die Höhe des zulässigen Steuerabzugs von dem in der Gewinn-und-Verlust-Rechnung erfassten kumulierten Personalaufwand abweichen und/oder der Abzug könnte erst in einem späteren Berichtszeitraum erlaubt sein, beispielsweise bei Lieferung der Aktien.	
Die positive oder negative Differenz zwischen dem steuerlich abzugsfähigen Personalaufwand und dem im Finanzbericht ausgewiesenen kumulierten Personalaufwand darf erst bei Lieferung der Aktien an den Mitarbeiter erfasst werden. Tax Benefits sind in der Kapitalrücklage, Tax Shortfalls in der Gewinn-und-Verlust-Rechnung zu berücksichtigen.	Zusätzlich zu der Erfassung überschüssiger Tax Benefits/Shortfalls bei der Lieferung von Aktien muss die Differenz zwischen dem erwarteten künftigen steuerlich abzugsfähigen Personalaufwand für ausstehende aktienbasierte Vergütungen und dem ausgewiesenen kumulierten Personalaufwand (i) auf Grundlage des aktuellen Aktienkurses geschätzt und (ii) zu jedem Bilanzstichtag berücksichtigt werden.
Eine Erfassung in der Kapitalrücklage erfolgt nur, wenn die jeweilige Gesellschaft/Steuereinheit tatsächlich Steuern zahlt.	Da gemäß IFRS der Ausweis des erwarteten zukünftig steuerlich abzugsfähigen Personalaufwands zulässig ist, wäre eine Erfassung in der Kapitalrücklage nur dann nicht gestattet, wenn abzusehen ist, dass die Gesellschaft nicht in der Lage sein wird, den höheren steuerlichen Aufwand zu nutzen.
Es gibt die Möglichkeit, Tax Shortfalls mit Tax Benefits aus derselben oder aus früheren Berichtsperioden aufzurechnen.	Die Möglichkeiten, Tax Shortfalls mit Tax Benefits zu verrechnen, sind begrenzt.
LATENTE STEUERN UND AUSGLEICH DES ERTRAGS AUS STEUERSATZÄNDERUNGEN AUF WERTPAPIERE „AVAILABLE FOR SALE" Die Auswirkungen von Änderungen des Steuersatzes/der Steuergesetzgebung sind im Gewinn nach Steuern auszuweisen, auch wenn die ursprünglichen latenten Steuern im Eigenkapital erfasst wurden.	Änderungen des Steuersatzes/der Steuergesetzgebung sind in Übereinstimmung mit der Transaktion selbst zu bilanzieren. Wurden die zugrunde liegenden temporären Wertunterschiede und zugehörigen latenten Steuern im Eigenkapital erfasst, muss eine durch eine Änderung des Steuersatzes/der Steuergesetzgebung bedingte Anpassung ebenfalls im Eigenkapital erfasst werden.

Die folgenden Tabellen zeigen die Überleitung der Gewinn-und-Verlust-Rechnung von US GAAP auf IFRS für den Zeitraum vom 1. Januar bis 31. Dezember 2006, der Konzernbilanzen zum 1. Januar 2006 und 31. Dezember 2006 sowie die Überleitung des Konzerneigenkapitals zum 1. Januar 2006 und 31. Dezember 2006.

Während der Erstellung des Konzernabschlusses für das Geschäftsjahr 2007 wurden Anpassungen bezüglich der Umstellung von US GAAP auf IFRS identifiziert. Die vorher nicht testierten Finanzinformationen nach IFRS, wie im Bericht des Konzerns zur Umstellung der Rechnungslegung auf IFRS (der am 19. April 2007 veröffentlicht wurde) sowie in den folgenden Zwischenberichten dargestellt, wurden entsprechend angepasst. Diese Anpassungen beschränken sich auf die Bilanz und haben keine Auswirkung auf den Jahresüberschuss. Sie werden im Folgenden beschrieben und in den anschließenden Überleitungstabellen dargestellt. Die Quartalsangaben im Bericht des Konzerns zur Umstellung der Rechnungslegung auf IFRS sind daher unter Berücksichtigung der folgenden Anpassungen zu betrachten:

- Das den Deutsche Bank Aktionären zurechenbare Eigenkapital zum Umstellungszeitpunkt 1. Januar 2006 stieg um 91 Mio €.
- Die Summe der Aktiva und die Summe der Verbindlichkeiten erhöhten sich jeweils um 17,5 Mrd € zum 1. Januar 2006 und um 12,7 Mrd € zum 31. Dezember 2006. Die Quartalsabschlüsse 2007 zeigten vergleichbare Effekte.
- Verschiedene Anpassungen der Reklassifizierungen innerhalb der ausgewiesenen Aktiv- beziehungsweise Passivpositionen blieben je betroffene Position oder Periode unter 16 Mrd €.

Sowohl der Anstieg der Bilanzsumme und der Verbindlichkeiten als auch die Reklassifizierungen zwischen Aktiv- und Passivpositionen resultierten aus der Konsolidierung bestimmter Verbriefungsgesellschaften.

ÜBERLEITUNG VON GEWINN-UND VERLUST-RECHNUNG UND BILANZ

US GAAP/IFRS ÜBERLEITUNG

Konzern-Gewinn-und-Verlust-Rechnung	US GAAP	Reklassifizierung	Bewertungsanpassungen					
			Konsolidierung	Kosten der Kreditvergabe	Fair Value Option	Nach der Equity Methode bilanzierte Beteiligungen	Definition von derivativen Finanzinstrumenten	Hedge Accounting
in Mio €			(A)	(B)	(C)	(D)	(E)	(F)
Geschäftsjahr 2006								
Zinserträge	55.217	572	2.203	91	–	3	–	–
Zinsaufwendungen	48.298	630	2.245	–	–	–	–	–
Zinsüberschuss	**6.919**	**– 57**	**– 42**	**91**	**–**	**3**	**–**	**–**
Wertberichtigungen für Kreditausfälle	330	– 330	–	–	–	–	–	–
Zinsüberschuss nach Wertberichtigungen für Kreditausfälle	**6.589**	**– 6.589**	**–**	**–**	**–**	**–**	**–**	**–**
Risikovorsorge im Kreditgeschäft	–	268	– 3	–	– 1	–	–	–
Zinsüberschuss nach Risikovorsorge im Kreditgeschäft	**–**	**6.594**	**– 38**	**91**	**1**	**3**	**–**	**–**
Provisionsüberschuss aus Treuhandgeschäften	3.995	– 3.995	–	–	–	–		–
Provisionsüberschuss des Wertpapiergeschäfts	5.019	– 5.019	–	–	–	–	–	
Provisionsüberschuss für sonstige Dienstleistungen	2.530	– 2.530	–	–	–	–	–	–
Provisionsüberschuss	–	11.123	76	–	–	–	–	–
Handelsergebnis	8.247	– 8.247	–	–	–	–	–	–
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	–	9.061	53	–	– 44	– 11	61	–
Ergebnis aus Wertpapieren „Available for Sale"	407	– 407	–	–	–	–	–	–
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	–	582	2	–	–	1	– 1	–
Ergebnis aus nach der Equity Methode bilanzierten Beteiligungen	512	– 53	– 27	–	–	– 19	–	–
Sonstige Erträge	709	– 473	24	32	85	–	6	–
Zinsunabhängige Erträge	**21.419**	**41**	**127**	**32**	**41**	**– 29**	**66**	**–**
Personalaufwand	12.649	–	–	154	–	–	–	–
Mieten und Aufwendungen für Gebäude	1.020	– 1.020	–	–	–	–	–	–
Betriebs- und Geschäftsausstattung	157	– 157	–	–	–	–	–	–
EDV-Aufwendungen	1.586	– 1.586	–	–	–	–	–	–
Aufwendungen für Beratungsleistungen	1.202	– 1.202	–	–	–	–	–	–
Kommunikation und Datenadministration	634	– 634	–	–	–	–		–
Sonstige Aufwendungen	2.412	– 2.412	–	–	–		–	–
Sachaufwand und sonstiger Aufwand	–	6.982	57	4	–	–	–	–
Aufwendungen im Versicherungsgeschäft	–	67	–	–	–	–	–	–
Wertminderung auf immaterielle Vermögenswerte	31	–	–	–	–	–	–	–
Restrukturierungsaufwand	192	–	–	–	–	–	–	–
Zinsunabhängige Aufwendungen	**19.883**	**37**	**57**	**157**	**–**	**–**	**–**	**–**
Ergebnis vor Steueraufwand	8.125	8	32	– 34	42	– 26	66	–
Ertragsteueraufwand	2.186	–	– 10	–	–	–	–	–
Ausgleich des Ertrags aus Steuersatzänderungen 1999/2000	– 1	–	–	–	–	–		–
Kumulierter Effekt aus Änderungen der Bilanzierungsmethoden, nach Steuern	46	–	–	–	–	–	–	–
Jahresüberschuss	**5.986**	**8**	**41**	**–**	**–**	**–**	**–**	**–**
Den Minderheitsanteilen zurechenbares Konzernergebnis	–	9	–	–	–	–	–	–
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis	5.986	–	41	– 34	42	– 26	66	–

nach Bilanzierungsthemen											IFRS
Reklassifizierung von zum Verkauf bestimmten Forderungen aus dem Kreditgeschäft in die Handelsaktiva	Zur Veräußerung verfügbare finanzielle Vermögenswerte	Ausbuchung finanzieller Vermögenswerte	Immobilien & Leasing	Aktienbasierte Vergütung	Pensionen	Derivate auf Deutsche Bank-Aktien	Währungsumrechnung	Sonstige	Steuern	Bewertungsanpassungen insgesamt	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
– 4	–	132	–	–	–	–	–	28	32	2.486	58.275
– 1	–	64	– 1	–	–	19	–	–	13	2.339	51.267
– 3	**–**	**68**	**1**	**–**	**–**	**– 19**	**–**	**28**	**19**	**146**	**7.008**
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	1	–	–	–	–	–	34	–	30	298
– 3	**–**	**68**	**1**	**–**	**–**	**– 19**	**–**	**– 5**	**19**	**116**	**6.710**
–		–	–	–	–	–	–	–	–	–	–
		–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
1	–	– 4	–	–	–	–	–	–	–	72	11.195
–	–	–	–	–	–	–	–	–	–	–	–
– 48	– 35	– 65	–	–	–	– 75	1	– 7	–	– 169	8.892
–	–	–	–	–	–	–	–	–	–	–	–
–	7	–	–	–	–	–	–	–	–	9	591
–	–	–	–	–	–	–	2	3	–	– 40	419
–	– 16	22	– 7	–	–	–	– 1	11	–	153	389
– 47	**– 45**	**– 47**	**– 7**	**–**	**–**	**– 75**	**2**	**8**	**–**	**26**	**21.486**
–	–	–	–	– 232	– 73	–	–	–	–	– 151	12.498
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	2	1	11	–	–	–	–	13	–	87	7.069
–	–	–	–	–	–	–	–	–	–	–	67
–	–	–	–	–	–	–	–	–	–	–	31
–	–	–	–	–	–	–	–	–	–	–	192
–	**2**	**1**	**11**	**– 232**	**– 73**	**–**	**–**	**13**	**–**	**– 63**	**19.857**
– 50	– 46	20	– 17	232	73	– 94	2	– 11	19	206	8.339
–	–	–	–	–	–	–	–	–	84	74	2.260
–		–	–	–	–	–	–	–	1	1	–
–	–	–	–	– 68	– 8	–	–	–	30	– 46	–
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**– 37**	**85**	**6.079**
–	–	–	–	–	–	–	–	–	–	–	9
– 50	– 46	20	– 17	163	65	– 94	2	– 11	– 37	84	6.070

Konzernbilanz	US GAAP	Bruttodarstellung	Reklassifizierung	Bewertungsanpassungen: Konsolidierung	Bewertungsanpassungen: Kosten der Kreditvergabe	Bewertungsanpassungen: Fair Value Option	Bewertungsanpassungen: Nach der Equity Methode bilanzierte Beteiligungen	Bewertungsanpassungen: Definition von derivativen Finanzinstrumenten	Bewertungsanpassungen: Hedge Accounting
in Mio €				(A)	(B)	(C)	(D)	(E)	(P)
Bestand per 1. Januar 2006									
Barreserve	6.571	–	–	297	–	–	–	–	–
Verzinsliche Einlagen bei Kreditinstituten	11.963	–	–	160	–	–	–	–	–
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	130.993	35.240	– 149.680	–	–	–	–	–	–
Forderungen aus Wertpapierleihen	101.125	16.322	– 64.083	–	–	–	–	–	–
Handelsaktiva	448.393	–	– 448.393	–	–	–	–	–	–
Zum Fair Value bewertete finanzielle Vermögenswerte	–	313.717	689.321	22.996	–	– 163	1	55	–
Wertpapiere „Available for Sale"	21.675	–	– 21.675	–	–	–	–	–	–
Zur Veräußerung verfügbare finanzielle Vermögenswerte	–	7	23.536	9.753	–	–	60	–	–
Sonstige Finanzanlagen	7.382	–	– 7.382	–	–	–	–	–	–
Nach der Equity Methode bilanzierte Beteiligungen	–	–	4.607	– 60	–	–	12	–	–
Forderungen aus dem Kreditgeschäft	151.355	–	– 283	12.579	– 266	–	–	–	–
Sachanlagen	5.079	– 97	– 1.798	44	–	–	–	–	–
Goodwill	7.045	–	– 7.045	–	–	–	–	–	–
Sonstige immaterielle Vermögenswerte	1.198	–	– 1.198	–	–	–	–	–	–
Immaterielle Vermögenswerte	–	–	8.340	1	–	–	–	–	–
Sonstige Aktiva	99.382	42.676	– 29.657	1.333	– 6	–	–	–	–
Steuerforderungen	–	–	5.390	119	–	–	–	–	–
Summe der Aktiva	**992.161**	**407.865**	**–**	**47.222**	**– 272**	**– 163**	**73**	**55**	**–**
Einlagen	380.787	–	– 1.089	– 568	–	–	–	–	–
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	143.524	51.561	– 108.386	–	–	–	–	–	–
Verbindlichkeiten aus Wertpapierleihen	24.581	–	– 411	–	–	–	–	–	–
Handelspassiva	194.347	–	– 194.347	–	–	–	–	–	–
Zum Fair Value bewertete finanzielle Verpflichtungen	–	314.548	317.117	14.994	–	261	–	63	–
Sonstige kurzfristige Geldaufnahmen	20.549	–	20	23.214	–	–	–	–	–
Sonstige Verbindlichkeiten	81.377	41.756	– 10.932	1.055	– 12	– 18	–	1	–
Rückstellungen	–	–	2.336	– 3	–	– 2	–	–	–
Steuerverbindlichkeiten	–	–	6.893	227	–	–	–	–	–
Langfristige Verbindlichkeiten	113.554	–	– 11.118	3.726	–	–	–	–	– 55
Hybride Kapitalinstrumente (Trust Preferred Securities)	–	–	– 706	4.628	–	–	–	–	–
Verpflichtung zum Erwerb Eigener Aktien	3.506	–	–	–	–	–	–	–	–
Summe der Verbindlichkeiten	**962.225**	**407.865**	**– 623**	**47.272**	**– 12**	**240**	**–**	**63**	**– 55**
Stammaktien, ohne Nennwert, rechnerischer Nominalwert 2,56 €	1.420	–	–	–	–	–	–	–	–
Kapitalrücklage	13.793	–	–	–	–	–	–	–	–
Gewinnrücklagen	22.628	–	–	– 93	– 260	– 285	12	– 8	55
Eigene Aktien im Bestand zu Anschaffungskosten	– 3.368	–	–	–	–	–	–	–	–
Verpflichtung zum Erwerb Eigener Aktien	– 3.506	–	–	–	–	–	–	–	–
Kumulierter übriger umfassender Periodenerfolg	– 1.031	–	1.031	–	–	–	–	–	–
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste(–), nach Steuern	–	–	– 1.031	42	–	– 118	61	–	–
Den Deutsche Bank Aktionären zurechenbares Eigenkapital	**29.936**	**–**	**–**	**– 51**	**– 260**	**– 403**	**73**	**– 8**	**55**
Minderheitsanteile	–	–	624	–	–	–	–	–	–
Eigenkapital einschließlich Minderheitsanteile	**29.936**	**–**	**624**	**– 51**	**– 260**	**– 403**	**73**	**– 8**	**55**
Summe der Passiva	**992.161**	**407.865**	**–**	**47.222**	**– 272**	**– 163**	**73**	**55**	**–**

nach Bilanzierungsthemen

Reklassifizierung von zum Verkauf bestimmten Forderungen aus dem Kreditgeschäft in die Handelsaktiva (F)	Zur Veräußerung verfügbare finanzielle Vermögenswerte (G)	Ausbuchung finanzieller Vermögenswerte (H)	Immobilien & Leasing (I)	Aktienbasierte Vergütung (J)	Pensionen (K)	Derivate auf Deutsche Bank-Aktien (L)	Währungsumrechnung (M)	Sonstige (N)	Steuern (O)	Bewertungsanpassungen insgesamt	IFRS
–	–	–	–	–	–	–	–	–	–	298	6.869
–	–	–	–	–	–	–	–	–	–	160	12.123
–	–	–	–	–	–	–	–	–	–	–	16.553
–	–	–	–	–	–	–	–	–	–	–	53.364
–	–	–	–	–	–	–	–	–	–	–	–
44	–	1.907	–	–	–	– 357	–	15	–	24.497	1.027.535
–	–	–	–	–	–	–	–	–	–	–	–
–	263	– 564	–	–	–	–	–	1	–	9.513	33.055
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	– 5	–	– 53	4.554
–	– 2	2.094	–	–	–	–	–	– 1	– 67	14.338	165.411
–	–	–	–	–	–	–	–	1	–	44	3.228
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	1	8.341
–	–	– 595	– 74	–	– 909	–	–	–	–	– 253	112.148
–	–	–	–	–	–	–	–	–	741	860	6.250
44	**261**	**2.842**	**– 74**	**–**	**– 909**	**– 357**	**–**	**11**	**674**	**49.405**	**1.449.431**
–	–	4.849	–	–	–	–	–	–	–	4.281	383.979
–	–	–	–	–	–	–	–	–	–	–	86.699
–	–	– 161	–	–	–	–	–	–	–	– 160	24.010
–	–	–	–	–	–	–	–	–	–	–	–
–	–	– 407	–	–	–	– 220	–	–	–	14.688	646.353
–	–	– 106	–	–	–	–	–	–	–	23.108	43.677
– 3	–	204	– 136	50	133	–	–	6	–	1.281	113.482
–	2	–	–	–	–	–	–	–	–	– 3	2.333
–	–	–	–	–	–	–	– 36	–	– 460	– 269	6.624
–	–	– 1.499	–	–	–	– 1	–	–	–	2.171	104.606
–	–	–	–	–	–	–	–	–	–	4.627	3.921
–	–	–	–	–	–	943	–	–	–	943	4.449
– 3	**2**	**2.880**	**– 136**	**50**	**133**	**722**	**– 36**	**6**	**– 460**	**50.667**	**1.420.133**
–	–	–	–	–	–	–	–	–	–	–	1.420
–	–	–	–	493	–	– 94	–	–	272	671	14.464
47	– 2	– 39	62	– 543	– 1.056	– 41	– 1.344	6	– 1.281	– 4.772	17.856
–	–	–	–	–	–	–	–	–	–	–	– 3.368
–	–	–	–	–	–	– 943	–	–	–	– 943	– 4.449
		–	–	–	–	–	–	–	–	–	–
–	261	–	–	–	14	–	1.380	– 1	2.143	3.782	2.751
47	**259**	**– 39**	**62**	**– 50**	**– 1.042**	**– 1.078**	**36**	**5**	**1.133**	**– 1.262**	**28.674**
–	–	–	–	–	–	–	–	–	–	–	624
47	**259**	**– 39**	**62**	**– 50**	**– 1.042**	**– 1.078**	**36**	**5**	**1.133**	**– 1.262**	**29.298**
44	**261**	**2.842**	**– 74**	**–**	**– 909**	**– 357**	**–**	**11**	**674**	**49.405**	**1.449.431**

Konzernbilanz	US GAAP	Bruttodarstellung	Reklassifizierung	Bewertungsanpassungen					
				Konsolidierung	Kosten der Kreditvergabe	Fair Value Option	Nach der Equity Methode bilanzierte Beteiligungen	Definition von derivativen Finanzinstrumenten	Hedge Accounting
in Mio €				(A)	(B)	(C)	(D)	(E)	(P)
Bestand per 31. Dezember 2006									
Barreserve	7.009	– 4	–	3	–	–	–	–	–
Verzinsliche Einlagen bei Kreditinstituten	19.470	–	–	– 279	–	–	–	–	–
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	138.763	34.342	– 159.532	–	–	–	–	–	–
Forderungen aus Wertpapierleihen	108.266	16.897	– 62.220	–	–	–	–	–	–
Handelsaktiva	516.839	–	– 516.839	–	–	–	–	–	–
Zum Fair Value bewertete finanzielle Vermögenswerte	–	300.752	778.513	25.590	–	– 113	– 10	89	–
Wertpapiere „Available for Sale"	22.054	–	– 22.054	–	–	–	–	–	–
Zur Veräußerung verfügbare finanzielle Vermögenswerte	–	–	28.263	9.355	–	–	89	–	–
Sonstige Finanzanlagen	5.357	–	– 5.357	–	–	–	–	–	–
Nach der Equity Methode bilanzierte Beteiligungen	–	–	2.627	– 85	–	–	– 1	–	–
Forderungen aus dem Kreditgeschäft	168.134	–	– 7.383	16.786	– 292	–	–	–	–
Sachanlagen	4.149	– 67	– 886	45	–	–	–	–	–
Goodwill	7.144	–	– 7.144	–	–	–	–	–	–
Sonstige immaterielle Vermögenswerte	1.267	–	– 1.267	–	–	–	–	–	–
Immaterielle Vermögenswerte	–	50	8.561	1	–	–	–	–	–
Sonstige Aktiva	127.778	53.499	– 41.033	536	– 10	–	–	5	–
Steuerforderungen	–	–	5.751	83	–	–	–	–	–
Summe der Aktiva	**1.126.230**	**405.468**	**–**	**52.035**	**– 301**	**– 113**	**78**	**94**	**–**
Einlagen	408.782	–	– 1.252	– 898	–	–	–	–	–
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	187.129	51.239	– 136.167	–	–	–	–	–	–
Verbindlichkeiten aus Wertpapierleihen	23.240	–	– 669	–	–	–	–	–	–
Handelspassiva	218.854	–	– 218.854	–	–	–	–	–	–
Zum Fair Value bewertete finanzielle Verpflichtungen	–	300.834	382.803	12.397	–	139	–	34	–
Sonstige kurzfristige Geldaufnahmen	19.793	–	172	28.566	–	–	–	–	–
Sonstige Verbindlichkeiten	99.672	53.395	– 9.888	626	– 6	2	–	–	–
Rückstellungen	–	–	1.768	– 1	–	– 3	–	–	–
Steuerverbindlichkeiten	–	–	6.646	158	–	–	–	–	–
Langfristige Verbindlichkeiten	132.495	–	– 24.972	6.114	–	–	–	–	– 55
Hybride Kapitalinstrumente (Trust Preferred Securities)	–	–	– 304	5.075	–	–	–	–	–
Verpflichtung zum Erwerb Eigener Aktien	3.457	–	–	–	–	–	–	–	–
Summe der Verbindlichkeiten	**1.093.422**	**405.468**	**– 717**	**52.038**	**– 6**	**138**	**–**	**34**	**– 55**
Stammaktien, ohne Nennwert, rechnerischer Nominalwert 2,56 €	1.343	–	–	–	–	–	–	–	–
Kapitalrücklage	14.424	–	–	–	–	–	–	–	–
Gewinnrücklagen	25.069	–	–	– 86	– 295	– 250	– 14	61	55
Eigene Aktien im Bestand zu Anschaffungskosten	– 2.378	–	–	–	–	–	–	–	–
Verpflichtung zum Erwerb Eigener Aktien	– 3.457	–	–	–	–	–	–	–	–
Kumulierter übriger umfassender Periodenerfolg	– 2.193	–	2.193	–	–	–	–	–	–
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste(–), nach Steuern	–	–	– 2.193	84	–	– 1	92	–	–
Den Deutsche Bank Aktionären zurechenbares Eigenkapital	**32.808**	**–**	**–**	**– 2**	**– 295**	**– 251**	**78**	**61**	**55**
Minderheitsanteile	–	–	717	–	–	–	–	–	–
Eigenkapital einschließlich Minderheitsanteile	**32.808**	**–**	**717**	**– 2**	**– 295**	**– 251**	**78**	**61**	**55**
Summe der Passiva	**1.126.230**	**405.468**	**–**	**52.035**	**– 301**	**– 113**	**78**	**94**	**–**

nach Bilanzierungsthemen											IFRS
Reklassifizierung von zum Verkauf bestimmten Forderungen aus dem Kreditgeschäft in die Handelsaktiva	Zur Veräußerung verfügbare finanzielle Vermögenswerte	Ausbuchung finanzieller Vermögenswerte	Immobilien & Leasing	Aktienbasierte Vergütung	Pensionen	Derivate auf Deutsche Bank-Aktien	Währungsumrechnung	Sonstige	Steuern	Bewertungsanpassungen insgesamt	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	–	–	–	–	–	–	–	–	3	7.008
–	–	–	–	–	–	–	–	7	–	– 271	19.199
–	–	692	–	–	–	–	–	–	–	692	14.265
–	–	–	–	–	–	–	–	–	–	–	62.943
–	–	–	–	–	–	–	–	–	–	–	–
– 2	–	52	–	–	–	– 225	–	3	–	25.385	1.104.650
–	–	–	–	–	–	–	–	–	–	–	–
–	331	–	–	–	–	–	–	–	–	9.775	38.037
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	– 86	2.541
– 3	– 1	1.342	–	–	–	–	–	– 10	– 50	17.773	178.524
–	–	–	–	–	–	–	–	–	–	45	3.241
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	1	8.612
– 10	–	– 1.582	– 80	–	– 82	–	–	–	–	– 1.224	139.021
–	–	–	–	–	–	–	–	–	618	701	6.452
– 14	**330**	**504**	**– 80**	**–**	**– 82**	**– 225**	**–**	**–**	**568**	**52.795**	**1.584.493**
–	–	5.283	–	–	–	–	–	–	–	4.386	411.916
–	–	–	–	–	–	–	–	–	–	– 1	102.200
–	–	– 1.396	–	–	–	–	–	–	–	– 1.397	21.174
–	–	–	–	–	–	–	–	–	–	–	–
–	–	– 1.379	–	–	–	– 209	–	–	–	10.981	694.619
–	–	– 98	–	–	–	–	–	–	–	28.468	48.433
– 9	–	335	– 125	36	86	–	–	6	1	951	144.129
–	3	–	–	–	–	–	–	–	–	–	1.768
–	–	–	–	–	–	–	– 36	–	– 450	– 328	6.318
–	–	– 2.220	–	–	–	–	–	–	–	3.841	111.363
–	–	–	–	–	–	–	–	–	–	5.075	4.771
–	–	–	–	–	–	870	–	–	–	870	4.327
– 9	**3**	**525**	**– 125**	**36**	**86**	**660**	**– 36**	**6**	**– 449**	**52.846**	**1.551.018**
–	–	–	–	–	–	–	–	–	–	–	1.343
–	–	–	–	344	–	– 4	–	–	482	822	15.246
– 3	– 56	– 20	45	– 380	– 966	– 32	– 1.328	– 5	– 1.343	– 4.618	20.451
–	–	–	–	–	–	–	–	–	–	–	– 2.378
–	–	–	–	–	–	– 850	–	–	–	– 850	– 4.307
	–	–	–	–	–	–	–	–	–	–	–
– 3	383	–	–	–	798	–	1.364	– 1	1.878	4.595	2.403
– 6	**327**	**– 20**	**45**	**– 36**	**– 168**	**– 886**	**36**	**– 6**	**1.017**	**– 51**	**32.758**
–	–	–	–	–	–	–	–	–	–	–	717
– 6	**327**	**– 20**	**45**	**– 36**	**– 168**	**– 886**	**36**	**– 6**	**1.017**	**– 51**	**33.475**
– 14	**330**	**504**	**– 80**	**–**	**– 82**	**– 225**	**–**	**–**	**568**	**52.795**	**1.584.493**

Bestätigungen

03 //

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Deutsche Bank Aktiengesellschaft aufgestellten Konzernabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung, Aufstellung der erfassten Erträge und Aufwendungen, Kapitalflussrechnung und Anhang (Notes) – sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar 2007 bis 31. Dezember 2007 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben. Ergänzend wurden wir beauftragt zu beurteilen, ob der Konzernabschluss auch den IFRS insgesamt entspricht.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der Standards des Public Company Accounting Oversight Board (United States) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften sowie den IFRS insgesamt und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

Frankfurt am Main, den 10. März 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Versicherung der gesetzlichen Vertreter

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Konzernabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns beschrieben sind.

Frankfurt am Main, den 4. März 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Bericht des Aufsichtsrats

2007 war für die Banken ein Jahr großer Herausforderungen. Das globale Finanzsystem wurde durch die Turbulenzen auf dem US-amerikanischen Hypothekenmarkt auf eine harte Probe gestellt. In diesem schwierigen Umfeld hat die Deutsche Bank ein gutes Ergebnis erzielt. Es bestätigt die erfolgreiche Umsetzung der Strategie, das weiterhin richtige Geschäftsmodell und die effektive Corporate Governance der Bank. Zu diesem Erfolg trugen Vorstand sowie die Mitarbeiterinnen und Mitarbeiter entscheidend bei. Wir danken ihnen sehr herzlich für ihren großen persönlichen Einsatz.

Im vergangenen Jahr befasste sich der Aufsichtsrat umfassend mit der wirtschaftlichen und finanziellen Entwicklung der Bank, der Risikosituation, der Planung und dem internen Kontrollsystem. Ausführlich haben wir mit dem Vorstand die Strategie und die Umsetzung der Maßnahmen der Managementagenda erörtert. Der Vorstand hat uns regelmäßig, zeitnah und umfassend über die Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensführung und -planung, die finanzielle Entwicklung und Ertragslage der Bank, das Risiko-, Liquiditäts- und Kapitalmanagement der Bank sowie Geschäfte und Ereignisse, die für die Bank von erheblicher Bedeutung waren, unterrichtet. Wir haben den Vorstand beraten und seine Geschäftsführung überwacht. In Entscheidungen von grundlegender Bedeutung waren wir eingebunden. Zwischen den Sitzungen hat uns der Vorstand über wichtige Vorgänge schriftlich informiert. Beschlüsse wurden, soweit zwischen den Sitzungen erforderlich, im Umlaufverfahren herbeigeführt. Wichtige Themen und anstehende Entscheidungen wurden in regelmäßigen Gesprächen zwischen dem Vorsitzenden des Aufsichtsrats und dem Vorsitzenden des Vorstands erörtert.

Zum Ende unserer fünfjährigen Amtszeit, die mit Ablauf der Hauptversammlung am 29. Mai 2008 endet, schauen wir zuversichtlich in die Zukunft. Wir sind davon überzeugt, dass die Deutsche Bank gut positioniert ist, um weiterhin erfolgreich zu sein. Hohe Priorität hat dabei, das Potenzial unserer globalen Plattform auszuschöpfen. So soll auch weiterhin konsequent in die Kerngeschäftsfelder investiert werden, sowohl durch Maßnahmen für organisches Wachstum als auch durch zielgerichtete ergänzende Akquisitionen. Die Bereiche Private Clients and Asset Management und Global Transaction Bank, die gerade in einem volatilen Marktumfeld wichtige stabile Ergebnisbeiträge liefern, aber auch unser bereits gut aufgestelltes Investment Banking, sollen weiter ausgebaut und die Synergien zwischen den Geschäftsbereichen sollen weiter verstärkt werden. Zudem soll die Disziplin hinsichtlich Kosten, Risiken und Kapital sowie der strikten Einhaltung aufsichtsrechtlicher Vorgaben konsequent fortgeführt werden.

SITZUNGEN DES AUFSICHTSRATS

Im Geschäftsjahr 2007 haben fünf Sitzungen des Aufsichtrats stattgefunden.

In der ersten Sitzung des Jahres am 31. Januar 2007 haben wir die Geschäftsentwicklung im Jahr 2006, die Eckdaten des Jahresabschlusses 2006, den Dividendenvorschlag sowie die Unternehmensplanung für die Jahre 2007 bis 2009 erörtert. Außerdem haben wir die Nachfolge von Herrn Dr. von Heydebreck besprochen und beschlossen, seine Zuständigkeiten nach seinem Ausscheiden mit Ablauf der ordentlichen Hauptversammlung 2007auf die übrigen Vorstandsmitglieder zu übertragen.

In der Bilanzsitzung am 21. März 2007 haben wir unter Leitung des Vorsitzenden des Prüfungsausschusses, Herrn Dr. Eick, den Jahresabschluss 2006 gebilligt, der damit festgestellt war. Ferner wurden der Corporate-Governance-Bericht und der Compliance- und Antigeldwäschebericht besprochen. Die Anpassung der Aufsichtsratsvergütung wurde ausführlich erörtert und es wurden die Beschlussvorschläge für die Tagesordnung der Hauptversammlung 2007 verabschiedet. Außerdem wurden wir über das Risikomanagement im Konzern eingehend unterrichtet.

Am Vorabend der Hauptversammlung haben wir die aktuellen Entwicklungen zu den Tagesordnungspunkten der Hauptversammlung und die angekündigten Gegenanträge erörtert. Soweit erforderlich, wurden Beschlüsse gefasst. Außerdem wurde Herr Dr. Börsig für den Fall der Bestätigung seiner Wahl in den Aufsichtsrat durch die Hauptversammlung erneut bis zum Ablauf der Amtszeit des Aufsichtsrats zum Vorsitzenden gewählt.

In der Sitzung am 31. Juli 2007 befassten wir uns mit der geschäftlichen Entwicklung der Bank im ersten Halbjahr 2007. Die aktuelle Situation an den Kreditmärkten wurde ausführlich besprochen. Des Weiteren wurden die geschäftliche Entwicklung der durchgeführten größeren Unternehmensakquisitionen der letzten zwei Jahre sowie Gründe für Abweichungen von der ursprünglichen Planung erörtert. Über den Erwerb und die Veräußerung von Beteiligungen nach § 13 Absatz 1 d) der Satzung, die nicht der Zustimmung des Aufsichtsrats bedurften, hat uns der Vorstand unterrichtet.

In der letzten Sitzung des Jahres am 30. Oktober 2007 wurden neben der geschäftlichen Entwicklung in den ersten neun Monaten insbesondere die aktuelle Risikosituation und die strategische Weiterentwicklung der Bank mit den entsprechenden Zielen und geplanten Maßnahmen ausführlich besprochen. Aufgrund der von der Regierungskommission im Juni 2007 beschlossenen Ergänzungen im Deutschen Corporate Governance Kodex bildeten wir einen Nominierungsausschuss und beschlossen Anpassungen in den Geschäftsordnungen des Aufsichtsrats, seiner Ausschüsse sowie des Vorstands und im Geschäftsverteilungsplan für den Vorstand. Darüber hinaus erörterten wir den Personalbericht der Bank zur Nachwuchs- und Nachfolgeplanung.

Alle Mitglieder des Aufsichtsrats haben im Jahr 2007 mit nur wenigen Ausnahmen an den Sitzungen des Aufsichtsrats teilgenommen.

AUSSCHÜSSE DES AUFSICHTSRATS

Der Präsidialausschuss tagte im Berichtszeitraum viermal. Er behandelte in seinen Sitzungen insbesondere Vorstandsangelegenheiten. Hierzu gehörten vor allem die Festsetzung der variablen Bezüge für den Vorstand für das Jahr 2006 und Fragen zur langfristigen Nachfolgeplanung des Vorstands. Zudem bereitete er Beschlüsse des Aufsichtsrats vor und beriet über die Neustrukturierung der Aufsichtsratsvergütung. Soweit erforderlich, stimmte er der Übernahme von Mandaten von Vorstandsmitgliedern bei anderen Unternehmen zu. Außerdem erörterte er die Umsetzung der neuen Empfehlungen und Anregungen des Deutschen Corporate Governance Kodex.

Der Risikoausschuss befasste sich in sechs Sitzungen mit den nach Gesetz und Satzung vorlagepflichtigen Engagements der Bank sowie mit allen größeren oder mit erhöhten Risiken behafteten Krediten und erteilte - sofern erforderlich - seine Zustimmung. Im Ausschuss wurden sowohl Kredit-, Liquiditäts-, Länder- und Marktrisiken als auch operationelle sowie Rechts- und Reputationsrisiken behandelt. Ausführlich hat er sich mit der Risikosituation und den Entwicklungen im US-amerikanischen Hypothekenmarkt und deren Auswirkungen befasst. Ferner wurden globale Branchenportfolios nach einem festgelegten Plan vorgestellt und eingehend erörtert.

Der Prüfungsausschuss tagte im letzten Jahr siebenmal. An allen Sitzungen nahmen auch Vertreter des Abschlussprüfers teil. Behandelt wurden die Prüfung und Billigung des Jahres- und des Konzernabschlusses, die Quartalsabschlüsse, die Berichte 20-F und 6-K für die US-amerikanische Securities and Exchange Commission (SEC) sowie die Zwischenberichte. Der Ausschuss befasste sich mit dem Vorschlag zur Wahl des Abschlussprüfers für das Geschäftsjahr 2007, erteilte den Prüfungsauftrag, legte Prüfungsschwerpunkte fest, beschloss die Vergütung des Abschlussprüfers und überprüfte dessen Unabhängigkeit nach dem Deutschen Corporate Governance Kodex sowie den Vorschriften des US-amerikanischen Public Company Accounting Oversight Board (PCAOB). Der Prüfungsausschuss ist wie in den Vorjahren davon überzeugt, dass beim Abschlussprüfer keine Interessenkonflikte vorliegen. Ausführlich hat er die Regelungen des Sarbanes-Oxley Act zur Umsetzung des internen Kontrollsystems erörtert und hierzu regelmäßig Fortschrittsberichte erhalten. Soweit erforderlich, wurden Beschlüsse gefasst oder dem Aufsichtsrat zur Beschlussfassung empfohlen. Regelmäßig wurde dem Prüfungsausschuss über die Beauftragung von Wirtschaftsprüfungsgesellschaften einschließlich des Abschlussprüfers mit prüfungsfremden Aufträgen, über die Arbeit der internen Revision sowie über Rechts- und Reputationsrisiken berichtet. Beschwerden in Bezug auf das Rechnungswesen, die internen Prüfverfahren zur Rechnungslegung und zu Fragen der Abschlussprüfung wurden dem Prüfungsausschuss nicht angezeigt. Darüber hinaus hat er sich in einer außerordentlichen Sitzung mit der Umstellung der Rechnungslegung von Rechnungslegung (US GAAP) auf internationale Rechnungslegung (IFRS) befasst sowie sich in der letzten Sitzung des Jahres die bevorstehenden Schwerpunktthemen des Jahresabschlusses 2007 wie die Bilanzierung nach IFRS, die Zeitwertbilanzierung, die bilanzielle Behandlung von Kreditzusagen sowie konsolidierten und nicht konsolidierten Zweckgesellschaften vom Vorstand und Abschlussprüfer erläutern lassen.

Der am 30. Oktober 2007 gebildete Nominierungsausschuss tagte erstmals im Dezember 2007. Er analysierte die derzeitige Zusammensetzung der Anteilseignerseite des Aufsichtsrats und definierte Anforderungen an die zukünftige Zusammensetzung der Anteilseignerseite. Außerdem mandatierte er ein externes international tätiges Beratungsunternehmen mit der Unterstützung bei der Suche nach qualifizierten Persönlichkeiten für den Aufsichtsrat.

Sitzungen des nach den Vorschriften des Mitbestimmungsgesetzes gebildeten Vermittlungsausschusses waren im Jahr 2007 nicht erforderlich.

Die Vorsitzenden der Ausschüsse haben dem Aufsichtsrat regelmäßig über die Arbeit der Ausschüsse berichtet.

CORPORATE GOVERNANCE

Die Umsetzung der neuen Empfehlungen und Anregungen des Deutschen Corporate Governance Kodex wurde in mehreren Sitzungen des Aufsichtsrats, des Präsidialausschusses und des Prüfungsausschusses erörtert. Der Aufsichtsrat beschloss, der Empfehlung des Kodex zu folgen und einen Nominierungsausschuss neu zu bilden. Er besteht aus drei Anteilseignervertretern und ist zuständig für die Vorbereitung der Vorschläge des Plenums für die Wahl der Anteilseignervertreter durch die Hauptversammlung und die Vorbereitung von gerichtlichen Bestellungen. Diese Aufgabe war zuvor dem Präsidialausschuss zugewiesen. Zudem wurde klargestellt, dass der Prüfungsausschuss auch Fragen der Compliance behandelt. Die Geschäftsordnungen des Aufsichtsrats und seiner Ausschüsse wurden entsprechend angepasst.

Die Aufsichtsratsvergütung wurde nach den Vorgaben des Deutschen Corporate Governance Kodex von der Hauptversammlung 2007 neu beschlossen. Nähere Angaben zu den Grundzügen des neuen Vergütungssystems sowie zur individuellen Vergütung der Aufsichtsratsmitglieder sind im Vergütungsbericht auf den Seiten 44 ff. des Finanzberichts 2007 zu finden.

Im Oktober 2007 wurde beschlossen, zum Ende der Amtszeit des Aufsichtsrats eine erneute Effizienzprüfung des Aufsichtsrats durchzuführen. Hierfür wurde ein unternehmensspezifischer Fragebogen entworfen, der Ende 2007 an alle Aufsichtsratsmitglieder versandt wurde. Die Antworten haben aufgezeigt, dass Anregungen und Maßnahmen, die in der letzten Effizienzprüfung vorgeschlagen wurden, wirkungsvoll umgesetzt wurden und zu einer Steigerung der Effizienz der Aufsichtsratsarbeit geführt haben. Im Detail sind die Ergebnisse in der heutigen Sitzung des Aufsichtsrats ausführlich erörtert worden.

Sitzungen des Aufsichtsrats ohne den Vorstand (Executive Sessions) fanden mehrmals statt.

Der Aufsichtsrat hat festgestellt, dass ihm eine nach seiner Einschätzung ausreichende Anzahl unabhängiger Mitglieder angehört.

Herr Dr. Bänziger wurde entsprechend den Regelungen in der Geschäftsordnung für den Vorstand mit Zustimmung des Aufsichtsratsvorsitzenden vom Vorstand als Nachfolger von Herrn Dr. von Heydebreck zum Corporate-Governance-Beauftragten der Bank mit Ablauf der Hauptversammlung am 24. Mai 2007 ernannt.

Die Entsprechenserklärung nach § 161 Aktiengesetz, die Aufsichtsrat und Vorstand zuletzt im Oktober 2006 abgegeben hatten, wurde in der Aufsichtsratssitzung am 30. Oktober 2007 erneuert.

Eine zusammenfassende Darstellung der Corporate Governance der Bank einschließlich des Wortlauts der Entsprechenserklärung vom 30. Oktober 2007 ist im Finanzbericht auf den Seiten 260 ff. und auf unserer Homepage im Internet unter www.deutsche-bank.de veröffentlicht. Dort finden sich auch die Geschäftsordnungen des Aufsichtsrats und seiner Ausschüsse sowie die des Vorstands.

INTERESSENKONFLIKTE UND DEREN BEHANDLUNG

Der Risikoausschuss hat sich mit den nach § 15 des Gesetzes über das Kreditwesen (KWG) erforderlichen Kreditgenehmigungen befasst. Dabei haben diejenigen Aufsichtsratsmitglieder an der Erörterung und Abstimmung nicht teilgenommen, die zum Zeitpunkt der Beschlüsse Mitglieder der Organe des betreffenden Kreditnehmers waren.

Herr Dr. Börsig hat an der Beschlussfassung des Präsidialausschusses zur Festlegung der variablen Vergütung für den Vorstand für das Geschäftsjahr 2006, soweit sie ihn selbst betraf, nicht teilgenommen. An den Beratungen und Beschlussfassungen zur Feststellung des Jahresabschlusses 2006 hat sich Herr Dr. Börsig weder im Prüfungsausschuss noch im Aufsichtsrat beteiligt. Die Aufsichtsratssitzung zu diesem Punkt wurde von Herrn Dr. Eick geleitet. An einem schriftlichen Umlaufbeschluss des Aufsichtsrats hat Herr Dr. Börsig nicht teilgenommen, da dieser Herrn Dr. Börsigs Tätigkeit als früheres Mitglied des Vorstands betraf. Das Umlaufverfahren wurde unter Leitung von Herrn Todenhöfer durchgeführt.

RECHTSSTREITIGKEITEN

Der Aufsichtsrat hat sich wie in den Vorjahren regelmäßig über die Verfahren Dr. Kirch gegen die Deutsche Bank und gegen Herrn Dr. Breuer informiert und über die weitere Vorgehensweise beraten. Auch die Anfechtungs- und Auskunftsklagen im Zusammenhang mit den Hauptversammlungen 2003, 2004, 2005, 2006 und 2007 wurden regelmäßig und umfassend erörtert sowie mögliche Folgen beraten. Die Wahl von Herrn Dr. Börsig zum Mitglied des Aufsichtsrats durch die Hauptversammlung am 1. Juni 2006 wurde, nachdem das Landgericht Frankfurt die Wahl in erster Instanz für nichtig erklärt hatte, von der Hauptversammlung am 24. Mai 2007 bestätigt.

Darüber hinaus haben wir uns fortlaufend über bedeutende Rechtsstreitigkeiten berichten lassen.

JAHRESABSCHLUSS

Die Buchführung, der Jahresabschluss mit Lagebericht für das Jahr 2007 sowie der Konzernabschluss mit Erläuterungen (Notes) und der Konzernlagebericht für das Jahr 2007 sind von der durch die Hauptversammlung als Abschlussprüfer gewählten KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft worden. Die Prüfungen haben zu einem jeweils uneingeschränkten Bestätigungsvermerk geführt. Wir haben dem Ergebnis der Prüfungen nach Einsicht der Berichte des Abschlussprüfers sowie eingehender Diskussion und Empfehlung des Prüfungsausschusses zugestimmt.

Den vom Vorstand aufgestellten Jahresabschluss haben wir heute festgestellt sowie den Konzernabschluss gebilligt. Dem Vorschlag des Vorstands für die Gewinnverwendung und zur Zahlung einer Dividende von 4,50 € je dividendenberechtigter Stückaktie schließen wir uns an.

PERSONALIA

Herr Dr. von Heydebreck ist mit Wirkung zum Ablauf der Hauptversammlung am 24. Mai 2007 aus dem Vorstand ausgeschieden. Seine Aufgaben und Ressortzuständigkeiten wurden von den übrigen Vorstandsmitgliedern übernommen. Herr Lamberti verantwortet das Personalressort einschließlich der Aufgaben des Arbeitsdirektors der Deutschen Bank. Herr Dr. Ackermann hat neben seinen bisherigen Aufgaben den Bereich Corporate Social Responsibility, Herr Dr. Bänziger die Bereiche Recht und Compliance und Herr Di Iorio den Bereich interne Revision übernommen. Wir danken Herrn Dr. von Heydebreck für seine langjährige erfolgreiche Tätigkeit für die Deutsche Bank, sein großes Engagement im Vorstand und seine stets konstruktive Zusammenarbeit mit dem Aufsichtsrat.

In der heutigen Sitzung des Aufsichtsrats wurde Herr Stefan Krause mit Wirkung zum 1. April 2008 zum Mitglied des Vorstands bestellt. Herr Krause war seit Mai 2002 Vorstandsmitglied der BMW AG, wo er bis September 2007 das Ressort Finanzen verantwortete und seither für das Ressort Vertrieb und Marketing zuständig war. Im Vorstand der Deutschen Bank AG soll Herr Krause mit dem Ausscheiden von Herrn Di Iorio am 1. Oktober 2008 das Finanzressort übernehmen.

Im Aufsichtsrat gab es während des Berichtsjahres keine Veränderungen.

Frankfurt am Main, den 19. März 2008
Für den Aufsichtsrat



Dr. Clemens Börsig
Vorsitzender

Corporate-Governance-Bericht 04 //

Corporate-Governance-Bericht

VORSTAND UND AUFSICHTSRAT

VORSTAND

Der Vorstand leitet das Unternehmen in eigener Verantwortung. Die Mitglieder des Vorstands tragen gemeinsam die Verantwortung für die Geschäftsleitung. Die Aufgaben, Verantwortlichkeiten und Verfahrensregeln des Vorstands und der von ihm eingesetzten Ausschüsse sind in seiner Geschäftsordnung niedergelegt, die auf der Webseite der Deutschen Bank (www.deutsche-bank.de/corporate-governance) zur Verfügung steht.

Am 24. Mai 2007 ist Dr. Tessen von Heydebreck aus dem Vorstand ausgeschieden. Seine Aufgaben wurden von den übrigen Vorstandsmitgliedern übernommen. Nachstehend folgen nähere Informationen zu den derzeitigen Mitgliedern des Vorstands einschließlich ihres Alters (Stand: 31. Dezember 2007), dem Jahr ihrer ersten Bestellung und dem Jahr, in dem ihre Bestellung endet, ihrer aktuellen Position und ihrem Verantwortungsbereich sowie ihrer sonstigen Mandate außerhalb der Bank, wobei sich unsere Vorstandsmitglieder verpflichtet haben, keinen Aufsichtsratsvorsitz außerhalb des Konzerns anzunehmen.

DR. JOSEF ACKERMANN
Alter: 59
Erste Bestellung: 1996
Bestellt bis: 2010

Dr. Josef Ackermann wurde mit seinem Eintritt in die Deutsche Bank im Jahr 1996 Mitglied des Vorstands, wo er für den Bereich Investment Banking zuständig war. Am 22. Mai 2002 übernahm er die Funktion des Vorstandssprechers und Vorsitzenden unseres Group Executive Committee. Am 1. Februar 2006 wurde Dr. Ackermann vom Aufsichtsrat zum Vorsitzenden des Vorstands ernannt.

Nach dem Studium der Volkswirtschaft und Sozialwissenschaften an der Universität St. Gallen war er dort am Volkswirtschaftlichen Institut als wissenschaftlicher Mitarbeiter tätig und promovierte zum Dr. oec. Dr. Ackermann begann seine berufliche Laufbahn 1977 mit Eintritt in die Schweizerische Kreditanstalt (SKA), wo er in London, New York und in der Schweiz in verschiedenen Bereichen des Corporate Banking, Foreign Exchange/Money Markets und Treasury, Investment Banking sowie Multinational Services tätig war. Von 1993 bis 1996 war er Präsident der Generaldirektion der SKA, der er seit 1990 angehörte.

Dr. Ackermann ist Mitglied des Aufsichtsrats der Siemens AG (zweiter stellvertretender Vorsitzender) und Mitglied im International Advisory Council der Zurich Financial Services Group (seit Januar 2007). Bis April 2007 war er Mitglied des Aufsichtsrats der Bayer AG.

DR. HUGO BÄNZIGER
Alter: 51
Erste Bestellung: 2006
Bestellt bis: 2009

Dr. Hugo Bänziger wurde am 4. Mai 2006 Mitglied des Vorstands der Deutschen Bank. Er ist unser Chief Risk Officer und Mitglied des Group Executive Committee. Er trat als Leiter Global Markets Credit im Jahr 1996 in die Deutsche Bank in London ein. Im Jahr 2000 wurde er zum Chief Credit Officer und in 2004 zum Chief Risk Officer for Credit and Operational Risk ernannt.

Dr. Bänziger begann seinen beruflichen Werdegang 1983 bei der Eidgenössischen Bankenkommission in Bern. Von 1985 bis 1996 arbeitete er bei der Schweizerischen Kreditanstalt in Zürich und London, zunächst im Bereich Retail Banking und anschließend als Relationship Manager im Bereich Corporate Finance. 1990 wurde er zum Global Head of Credit für CS Financial Products ernannt.

Er studierte Moderne Geschichte, Recht und Volkswirtschaft an der Universität Bern und promovierte dort anschließend in Wirtschaftsgeschichte.

Neben seinen Aufgaben für die Deutsche Bank ist Herr Dr. Bänziger Mitglied des Aufsichtsrats der EUREX Clearing AG, der EUREX Frankfurt AG und Mitglied des Verwaltungsrats der EUREX Zürich AG.

ANTHONY DI IORIO
Alter: 64
Erste Bestellung: 2006
Bestellt bis: 2008

Anthony Di Iorio wurde am 4. Mai 2006 zum Mitglied des Vorstands der Deutschen Bank bestellt und fungiert als unser Chief Financial Officer und Mitglied des Group Executive Committee. Er trat als Leiter Corporate Center Controlling im April 2001 in die Deutsche Bank ein und wurde kurz darauf zum Leiter Controlling mit Sitz in Frankfurt ernannt.

Herr Di Iorio startete seinen beruflichen Werdegang im Wirtschaftsprüfungsbereich der KPMG in New York. Später wechselte er in deren Unternehmensberatungszweig und leitete dort zuletzt die in Chicago ansässige Beratungspraxis der KPMG für Finanzdienstleister des Mittleren Westens der Vereinigten Staaten. Seine Laufbahn in der Finanzindustrie schließt Stationen ein bei Goldman Sachs & Co. (in verschiedenen Positionen des Finanz- und Rechnungswesens, zuletzt Co-Controller mit Sitz in New York), Bank of America (seinerzeit: Nationsbank, Chief Financial Officer der Bereiche Trading & Sales und Corporate Finance mit Sitz in Charlotte/North Carolina) und PaineWebber Group (zu Beginn Executive Vice President in New York, schließlich aus London heraus Chairman/Chief Executive Officer von PaineWebber International, Ltd.).

Herr Di Iorio absolvierte Studiengänge zum Bachelor of Business Administration am Iona College sowie zum Master of Business Administration an der Columbia University und qualifizierte sich als Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Alter: 51
Erste Bestellung: 1999
Bestellt bis: 2009

Hermann-Josef Lamberti wurde 1999 zum Mitglied des Vorstands der Deutschen Bank bestellt. Er ist derzeit unser Chief Operating Officer und Mitglied des Group Executive Committee. Er trat als Executive Vice President im Jahr 1998 in die Deutsche Bank in Frankfurt ein.

Herr Lamberti begann seine berufliche Laufbahn 1982 bei Touche Ross in Toronto und wechselte anschließend zur Chemical Bank in Frankfurt. 1985 bis 1998 war er bei IBM tätig, zunächst in Deutschland in den Bereichen Controlling, Interne Anwendungsentwicklung und Sales Banken/Versicherungen. 1993 wurde er zum General Manager der Abteilung Personal Software für Europa, den Nahen Osten und Afrika bei IBM Europe in Paris bestellt. Als Vice President für Marketing und Brand Management war Herr Lamberti ab 1995 für IBM in den USA tätig. 1997 übernahm er den Vorsitz der Geschäftsführung von IBM Deutschland in Stuttgart.

Herr Lamberti studierte Betriebswirtschaftslehre an den Universitäten in Köln und Dublin und schloss das Studium 1982 als Diplom-Kaufmann ab.

Neben seinen Aufgaben für die Deutsche Bank übt Herr Lamberti die nachstehenden Funktionen aus: Er ist Mitglied des Aufsichtsrats oder vergleichbarer Gremien der Deutsche Börse AG, BVV Versicherungsverein (seit Juni 2007), BVV Versicherungskasse (seit Juni 2007), der EADS N.V. (seit Oktober 2007) und der Carl Zeiss AG, und war Mitglied des Aufsichtsrats der Fiat S.p.A bis Juli 2007.

GROUP EXECUTIVE COMMITTEE

Im 2002 gebildeten Group Executive Committee sind die Vorstandsmitglieder, die Business Heads unserer Konzernbereiche CIB und PCAM sowie der Leiter des regional ausgerichteten Managements vertreten. Das Group Executive Committee dient der Koordination der globalen Geschäftsbereiche und Regionen und hat folgende Aufgaben und Verantwortlichkeiten:

— fortlaufende Unterrichtung des Vorstands über Geschäftsentwicklungen und spezifische Transaktionen;
— regelmäßige Überprüfung der Geschäftssegmente der Bank;
— Erörterung strategischer Fragen mit dem Vorstand sowie Beratung desselben;
— Vorbereitung von Vorstandsentscheidungen.

AUFSICHTSRAT

Der Aufsichtsrat bestellt, überwacht und berät den Vorstand und ist in Entscheidungen, die von grundlegender Bedeutung für die Bank sind, unmittelbar eingebunden. Regelmäßig wird er vom Vorstand über die beabsichtigte Geschäftspolitik sowie grundsätzliche Fragen zur Vermögens-, Finanz- und Ertragslage, die Risikolage, das Risikomanagement und das Risikocontrolling unterrichtet. Mindestens einmal jährlich wird ihm über die Unternehmensplanung berichtet. Der Aufsichtsrat berät auf Vorschlag des Präsidialausschusses über die Struktur des Vergütungssystems für den Vorstand und überprüft sie regelmäßig. Der Aufsichtsratsvorsitzende koordiniert die Arbeit im Aufsichtsrat. Er hält mit dem Vorstand, insbesondere dem Vorsitzenden des Vorstands, regelmäßig Kontakt und berät mit ihm die Strategie, die Geschäftsentwicklung und das Risikomanagement. Über wichtige Ereignisse, die für die Lage und Entwicklung sowie die Leitung der Deutschen Bank-Gruppe von wesentlicher Bedeutung sind, wird er vom Vorsitzenden des Vorstands unverzüglich informiert. Geschäfte, zu deren Vornahme die Zustimmung des Aufsichtsrats erforderlich ist, sind in § 13 unserer Satzung aufgeführt. Bei Bedarf tagt der Aufsichtsrat ohne den Vorstand. Der Aufsichtsrat kann zur Erfüllung seiner Aufgaben nach eigenem Ermessen Wirtschaftsprüfer, Rechts- und sonstige interne und externe Berater hinzuziehen.

Die Aufgaben, Verfahrensregeln und Ausschüsse des Aufsichtsrats sind in seiner Geschäftsordnung niedergelegt, die auf der Webseite der Deutschen Bank (www.deutsche-bank.de/corporate-governance) zur Verfügung steht.

Die als Vertreter unserer Aktionäre fungierenden Mitglieder wurden zum großen Teil auf der Hauptversammlung am 10. Juni 2003 gewählt. Die Wahl der Arbeitnehmervertreter erfolgte am 8. Mai 2003. Einige Mitglieder wurden vom Registergericht bestellt oder von einer späteren Hauptversammlung in den Aufsichtsrat gewählt beziehungsweise rückten als Ersatzmitglied nach, um ausgeschiedene Mitglieder zu ersetzen. Die nachstehende Tabelle enthält nähere Angaben zu den derzeitigen Mitgliedern des Aufsichtsrats. Aufgeführt sind Angaben zu ihrem Alter (Stand: 31. Dezember 2007), dem Jahr ihrer erstmaligen Wahl oder Bestellung, dem Jahr, in dem ihr Mandat endet, ihrer Haupttätigkeit, ihrer Mitgliedschaft in Aufsichtsräten anderer Gesellschaften und sonstigen Mandaten.

Name	Haupttätigkeiten	Aufsichtsratsmandate und sonstige Mandate
Dr. Clemens Börsig Alter: 59 Gerichtlich bestellt: 2006 Gewählt bis: 2008	Vorsitzender des Aufsichtsrats der Deutschen Bank AG, Frankfurt	Deutsche Lufthansa AG (bis April 2008); Linde AG ; Heidelberger Druckmaschinen AG (bis März 2007); Foreign & Colonial Eurotrust Plc (bis Dezember 2007); Bayer AG (seit April 2007); Daimler AG (seit April 2007)
Dr. Karl-Gerhard Eick Alter: 53 Gerichtlich bestellt: 2004 Gewählt bis: 2008	Stellvertretender Vorsitzender des Vorstands der Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; Sireo Real Estate Asset Management GmbH (bis Dezember 2007); FC Bayern München AG, Corpus Immobiliengruppe GmbH & Co KG (seit September 2007)
Heidrun Förster* Alter: 60 Erstmals gewählt: 1993 Gewählt bis: 2008	Stellvertretende Vorsitzende des Aufsichtsrats der Deutschen Bank AG; Vorsitzende des Gemeinschaftsbetriebsrats Berlin der Deutschen Bank AG	
Ulrich Hartmann Alter: 69 Erstmals gewählt: 2003 Gewählt bis: 2008	Vorsitzender des Aufsichtsrats der E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG (bis Juli 2007); IKB Deutsche Industriebank AG (Vorsitzender; bis März 2008); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Henkel KGaA (Mitglied des Gesellschafterausschusses)
Gerd Herzberg* Alter: 57 Gerichtlich bestellt: 2006 Bestellt bis: 2008	Stellvertretender Vorsitzender der ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (stellv. Vorsitzender); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Vorsitzender); Vattenfall Europe AG
Sabine Horn* Alter: 46 Erstmals gewählt: 1998 Gewählt bis: 2008	Mitarbeiterin der Deutschen Bank AG, Frankfurt	
Rolf Hunck* Alter: 62 Erstmals gewählt: 2003 Gewählt bis: 2008	Mitglied der Geschäftsleitung PWM Deutschland der Deutschen Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG (bis Mai 2007); Kühne-Stiftung, Schweiz
Sir Peter Job Alter: 66 Gerichtlich bestellt: 2001 Gewählt bis 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell; Mathon Systems (Advisory Board, seit Januar 2007)
Prof. Dr. Henning Kagermann Alter: 60 Erstmals gewählt: 2000 Gewählt bis: 2008	Sprecher des Vorstands der SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (seit Mai 2007)
Ulrich Kaufmann* Alter: 61 Erstmals gewählt: 1988 Gewählt bis: 2008	Deutscher Bankangestellten-Verband Gewerkschaft für Finanzdienstleister	
Peter Kazmierczak* Alter: 50 Erstmals gewählt: 2002 Gewählt bis: 2008	Stellv. Vorsitzender des Betriebsrats Deutsche Bank Region Ruhrgebiet-West	
Maurice Lévy Alter: 65 Erstmals gewählt: 2006 Gewählt bis: 2008	Chairman und CEO Publicis Groupe S.A., Paris	Publicis Conseil SA (France); Publicis USA Holdings, Inc. (bis Dezember 2007); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.
Henriette Mark* Alter: 50 Erstmals gewählt: 2003 Gewählt bis: 2008	Vorsitzende des Gemeinschaftsbetriebsrats München und Südbayern der Deutschen Bank AG	

Name	Haupttätigkeiten	Aufsichtsratsmandate und sonstige Mandate
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Alter: 66 Erstmals gewählt: 2005 Gewählt bis: 2008		Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Koç Holding A.S. (seit Januar 2008)
Gabriele Platscher* Alter: 50 Erstmals gewählt: 2003 Gewählt bis: 2008	Vorsitzende des Gemeinschaftsbetriebsrats Braunschweig/ Hildesheim der Deutschen Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (seit November 2007)
Karin Ruck* Alter: 42 Erstmals gewählt: 2003 Gewählt bis: 2008	Stellvertretende Vorsitzende des Gemeinschaftsbetriebsrats Filiale Frankfurt der Deutschen Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (seit November 2007)
Dr. Theo Siegert Alter: 60 Gerichtlich bestellt: 2006 Gewählt bis: 2012	Geschäftsführender Gesellschafter de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG (seit Juli 2007); ERGO AG; Merck KGaA; E. Merck OHG (Mitglied des Gesellschafterrats); DKSH Holding AG (Mitglied des Verwaltungsrats)
Tilman Todenhöfer Alter: 64 Gerichtlich bestellt: 2001 Gewählt bis: 2008	Persönlich haftender Gesellschafter der Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (Präsident des Verwaltungsrats); Carl Zeiss AG (Vorsitzender); Schott AG (Vorsitzender)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Alter: 66 Erstmals gewählt: 2003 Gewählt bis: 2008	Vorsitzender des Aufsichtsrats der Deutschen Lufthansa AG, Köln	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (Vorsitzender); Voith AG; LP Holding GmbH (Vorsitzender); Tetra Laval Group; Willy Bogner GmbH & Co. KGaA
Leo Wunderlich* Alter: 58 Erstmals gewählt: 2003 Gewählt bis: 2008	Vorsitzender des Gesamtbetriebsrats der Deutschen Bank AG, Mannheim	

* Arbeitnehmervertreter im Aufsichtsrat.

Dr. Clemens Börsig war bis zum 3. Mai 2006 Mitglied des Vorstands der Deutsche Bank AG. Er wurde vom 4. Mai 2006 bis zum Ablauf der Hauptversammlung am 1. Juni 2006 vom Registergericht zum Mitglied des Aufsichtsrats bestellt und vom Aufsichtsrat zu seinem Vorsitzenden gewählt. Die Hauptversammlung am 1. Juni 2006 wählte ihn bis zum Rest der Amtszeit des Aufsichtsrats in den Aufsichtsrat. Diesen Beschluss hat die Hauptversammlung am 24. Mai 2007 bestätigt und der Aufsichtsrat hat ihn erneut zu seinem Vorsitzenden gewählt. Herr Dr. Börsig hat erklärt, in seiner Funktion als Mitglied des Aufsichtsrats und seiner Ausschüsse bei allen Fragen, die seine frühere Mitgliedschaft im Vorstand betreffen und einen Interessenkonflikt begründen könnten, an den diesbezüglichen Erörterungen und Abstimmungen nicht teilzunehmen.

Der Aufsichtsrat hat gemäß Ziffer 5.4.2 des Deutschen Corporate Governance Kodex festgestellt, dass ihm eine nach seiner Einschätzung ausreichende Anzahl unabhängiger Mitglieder angehört.

AUSSCHÜSSE DES AUFSICHTSRATS

Unser Aufsichtsrat hat die folgenden fünf ständigen Ausschüsse eingerichtet. Über die konkrete Ausschussarbeit im vergangenen Geschäftsjahr informiert der Bericht des Aufsichtsrats.

PRÄSIDIALAUSSCHUSS: Der Präsidialausschuss ist insbesondere für Vorstands- und Aufsichtsratsangelegenheiten zuständig. Er bereitet die Entscheidungen des Aufsichtsrats über die Bestellung und Abberufung von Vorstandsmitgliedern einschließlich der langfristigen Nachfolgeplanung vor und ist zuständig für die Festlegung der Höhe und Struktur der Vorstandsvergütungen sowie den Abschluss, die Änderung und Beendigung der Dienst- und anderen Verträge des Vorstands. Er gibt seine Zustimmung zu Nebentätigkeiten von Vorstandsmitgliedern nach § 112 AktG und zu bestimmten Verträgen mit Aufsichtsratsmitgliedern nach § 114 AktG. Außerdem bereitet er die Entscheidungen des Aufsichtsrats auf dem Gebiet der Corporate Governance vor. Im Geschäftsjahr 2007 fanden vier Sitzungen des Präsidialausschusses statt.

Die derzeitigen Mitglieder des Präsidialausschusses sind Dr. Clemens Börsig (Vorsitzender), Heidrun Förster, Ulrich Hartmann und Ulrich Kaufmann.

NOMINIERUNGSAUSSCHUSS: Der am 30. Oktober 2007 aufgrund der neuen Empfehlung des Deutschen Corporate Governance Kodex (Ziffer 5.3.3) gebildete Nominierungsausschuss bereitet den Vorschlag des Aufsichtsrats für die Wahl beziehungsweise die Bestellung der Aufsichtsratsmitglieder der Anteilseigner vor. Im Geschäftsjahr 2007 fand eine Sitzung des Nominierungsausschusses statt.

Die derzeitigen Mitglieder des Nominierungsausschusses sind Dr. Clemens Börsig (Vorsitzender), Ulrich Hartmann und Dr. Jürgen Weber.

PRÜFUNGSAUSSCHUSS: Dem Prüfungsausschuss obliegen die Vorprüfung der Unterlagen zum Jahres- und Konzernabschluss sowie die Erörterung der Prüfungsberichte mit dem Abschlussprüfer. Er bereitet die Entscheidungen des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses vor und erörtert wesentliche Änderungen der Prüfungs- und Bilanzierungsmethoden. Der Prüfungsausschuss erörtert ferner die Zwischenberichte und die Berichte über die prüferische Durchsicht der Zwischenberichte mit dem Vorstand und dem Abschlussprüfer. Zudem erteilt der Prüfungsausschuss den Prüfungsauftrag an den von der Hauptversammlung gewählten Abschlussprüfer. Er beschließt über die Vergütung des Abschlussprüfers und überwacht dessen Unabhängigkeit, Qualifikation und Effizienz. Der Leiter der internen Revision berichtet mehrmals im Jahr über die Tätigkeit der Revision. Der Prüfungsausschuss wird über Sonderprüfungen und erhebliche Beanstandungen sowie sonstige außergewöhnliche Maßnahmen der Bankaufsichtsbehörden unterrichtet. Er ist zuständig für die Entgegennahme und Behandlung von Beschwerden im Zusammenhang mit der Rechnungslegung sowie internen Kontrollen und Fragen der Abschlussprüfung. In seinen Sitzungen wird regelmäßig über Fragen der Compliance berichtet. Er gibt nach Prüfung seine Zustimmung zu Aufträgen für nicht prüfungsnahe Dienstleistungen an den Abschlussprüfer (siehe dazu auch wesentliche Prüfungshonorare und -leistungen auf den Seiten 270 bis 271 des Corporate-Governance-Berichts). Im Geschäftsjahr 2007 fanden sieben Sitzungen des Prüfungsausschusses statt.

Die derzeitigen Mitglieder des Prüfungsausschusses sind Dr. Karl-Gerhard-Eick (Vorsitzender), Dr. Clemens Börsig, Heidrun Förster, Sabine Horn, Rolf Hunck und Sir Peter Job.

RISIKOAUSSCHUSS: Der Risikoausschuss ist zuständig für die Behandlung von Krediten, die gemäß Gesetz oder unserer Satzung eines Beschlusses des Aufsichtsrats bedürfen. Er gibt nach Prüfung seine Zustimmung zum Erwerb von Beteiligungen an anderen Unternehmen in Höhe von 2% bis 3% unseres haftenden Eigenkapitals. In seinen Sitzungen berichtet der Vorstand über Kredit-, Markt-, Liquiditäts-, operationelle sowie Rechts- und Reputationsrisiken. Er berichtet ferner über die Risikostrategie, Kreditportfolios, Kredite, die nach Gesetz oder Satzung eines Aufsichtsratsbeschlusses bedürfen, Fragen der Kapitalausstattung und Angelegenheiten, die nach den damit verbundenen Risiken von besonderer Bedeutung sind. Im Geschäftsjahr 2007 fanden sechs Sitzungen des Risikoausschusses statt.

Die derzeitigen Mitglieder des Risikoausschusses sind Dr. Clemens Börsig (Vorsitzender), Prof. Henning Kagermann und Sir Peter Job. Tilman Todenhöfer und Prof. Dr. Heinrich von Pierer sind Ersatzmitglieder des Risikoausschusses. Sie werden zu allen Sitzungen eingeladen und nehmen regelmäßig an ihnen teil.

VERMITTLUNGSAUSSCHUSS: Zusätzlich zu diesen vier Ausschüssen unterbreitet der gesetzlich zu bildende Vermittlungsausschuss Personalvorschläge an den Aufsichtsrat, wenn für die Bestellung oder Abberufung von Vorstandsmitgliedern eine Zweidrittelmehrheit nicht erreicht wurde. Er tagt nur bei Bedarf. Im Geschäftsjahr 2007 fanden keine Sitzungen des Vermittlungsausschusses statt.

Die derzeitigen Mitglieder des Vermittlungsausschusses sind Dr. Clemens Börsig (Vorsitzender), Heidrun Förster, Ulrich Hartmann und Henriette Mark.

Die Aufgaben, Verantwortlichkeiten und Regelungen zum Präsidialausschuss, zum Nominierungsausschuss, Risikoausschuss und zum Prüfungsausschuss sind in Geschäftsordnungen niedergelegt, die wie die Geschäftsordnung für den Aufsichtsrat auf der Webseite der Deutschen Bank (www.deutsche-bank.de/corporate-governance) veröffentlicht sind.

ERFOLGSORIENTIERTE VERGÜTUNG

Zur Vergütung des Vorstands und des Aufsichtsrats für das Geschäftsjahr 2007 verweisen wir auf den ausführlichen Vergütungsbericht, der aufgrund der Bestimmungen des Vorstandsvergütungs-Offenlegungsgesetzes auf den Seiten 44 bis 50 des Lageberichts abgedruckt ist.

AKTIENPROGRAMME

Informationen zu unseren aktienbasierten Vergütungsplänen sind in Note [31] des Konzernabschlusses enthalten.

RECHNUNGSLEGUNG UND TRANSPARENZ

AKTIENBESITZ VON VORSTANDS- UND AUFSICHTSRATSMITGLIEDERN

VORSTAND. Zum Aktienbesitz des Vorstands verweisen wir auf den ausführlichen Vergütungsbericht, der im Lagebericht abgedruckt ist.

AUFSICHTSRAT. Am 29. Februar 2008 setzte sich der individuelle Aktienbesitz (einschließlich Ansprüchen auf Aktien gemäß unseren Aktienvergütungsprogrammen und Aktienoptionen) der Mitglieder des Aufsichtsrats wie folgt zusammen:

Mitglieder des Aufsichtsrats	Anzahl Aktien	Anzahl Ansprüche auf Aktien	Anzahl Derivate	Anzahl Aktienoptionen
Dr. Clemens Börsig[1]	124.834	49.674	–	–
Dr. Karl-Gerhard Eick	–	–	–	–
Heidrun Förster	585	10	–	–
Ulrich Hartmann	–	–	–	–
Gerd Herzberg	–	–	–	–
Sabine Horn	61	10	–	–
Rolf Hunck	–	10.869	2.000	200
Sir Peter Job	–	–	–	–
Prof. Dr. Henning Kagermann	–	–	–	–
Ulrich Kaufmann	85	–	–	100
Peter Kazmierczak	20	10	–	–
Maurice Lévy	–	–	–	–
Henriette Mark	368	10	–	100
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–	–
Gabriele Platscher	729	–	–	–
Karin Ruck	94	8	–	100
Dr. Theo Siegert	–	–	–	–
Tilman Todenhöfer	300	–	–	–
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–	–
Leo Wunderlich	702	10	–	200
Insgesamt	**128.073**	**60.601**	**2.000**	**700**

1 Darin nicht enthalten sind 150 Deutsche Bank-Aktien, die einer in Familienbesitz befindlichen Gesellschaft bürgerlichen Rechts zuzurechnen sind, an der Dr. Börsig mit 25% beteiligt ist.

Am 29. Februar 2008 hielten die Mitglieder des Aufsichtsrats 128.073 Aktien, was weniger als 0,03% der an diesem Stichtag ausgegebenen Aktien entspricht.

Einige Mitglieder des Aufsichtsrats, die Mitarbeiter der Bank sind oder waren, erhielten Ansprüche auf Aktien beziehungsweise Optionen auf Aktien gemäß unseren Aktienvergütungsprogrammen, die sie berechtigen, zu einem bestimmten Zeitpunkt Aktien zu beziehen. Eine genaue Beschreibung dieser Programme ist in Note [31] des Konzernabschlusses zu finden. Aktien, die aufgrund dieser Programme an die Aufsichtsratsmitglieder zugeteilt wurden und noch von den jeweiligen Mitgliedern gehalten werden, sind in der Tabelle ebenfalls unter „Anzahl Aktien" aufgeführt. Aktienansprüche, die aufgrund dieser Programme noch nicht zugeteilte Aktien beinhalten, sind in der Tabelle unter „Anzahl Ansprüche auf Aktien" aufgeführt.

Die Spalte „Anzahl Ansprüche auf Aktien" in der Tabelle umfasst 49.674 DB Equity Units, die Herr Dr. Börsig im Rahmen des Global Partnership Plans als Teil seiner Vergütung als früheres Vorstandsmitglied erhalten hat und die ihm in

Teilen bis August 2010 zugeteilt werden. Herr Hunck hat Anspruch auf 7.937 Aktien im Rahmen des Restricted Equity Units Plan als Teil seiner Mitarbeitervergütung, die in Teilen jeweils im August der Jahre 2008, 2009, 2010 und 2011 zugeteilt werden und im Rahmen des DB Equity Plans auf weitere 2.922 Aktien, die in Teilen jeweils im Februar der Jahre 2009, 2010, 2011 und 2012 zugeteilt werden. Die übrigen in der Spalte aufgeführten Ansprüche wurden unseren Arbeitnehmervertretern des Aufsichtsrats im Rahmen des DB Global Share Plans 2007 gewährt. Die Aktien werden am 1. November 2008 zugeteilt.

Die Spalte „Anzahl Derivate" enthält ein von Herrn Hunck im Februar 2008 erworbenes Diskontzertifikat auf Aktien der Deutschen Bank AG.

Die in der Tabelle aufgeführten Aktienoptionen wurden durch die freiwillige Teilnahme der Arbeitnehmervertreter des Aufsichtsrats am DB Global Share Plan erworben. Die 2002 ausgegebenen DB-Global-Share-Plan-Optionen haben einen Ausübungspreis von 55,39 €, sind seit 2. Januar 2005 ausübbar und verfallen am 13. November 2008. Die 2003 ausgegebenen Optionen haben einen Ausübungspreis von 75,24 €, sind seit 2. Januar 2006 ausübbar und verfallen am 11. Dezember 2009. Alle Optionen beziehen sich auf unsere Stammaktien.

GESCHÄFTE MIT NAHE STEHENDEN DRITTEN

Informationen zu Geschäften mit nahe stehenden Dritten sind in Note [38] enthalten.

WIRTSCHAFTSPRÜFUNG UND CONTROLLING

FINANZEXPERTEN DES PRÜFUNGSAUSSCHUSSES

Der Aufsichtsrat hat die folgenden Mitglieder des Prüfungsausschusses zu „Finanzexperten des Prüfungsausschusses" gemäß der Begriffsdefinition in Section 407 der Ausführungsbestimmungen der Securities and Exchange Commission zum Sarbanes-Oxley Act 2002 benannt: Dr. Clemens Börsig und Dr. Karl-Gerhard Eick. Dr. Karl-Gerhard Eick ist als Finanzexperte des Prüfungsausschusses entsprechend der Rule 10A-3 des US-amerikanischen Börsengesetzes (Securities Exchange Act) von 1934 von der Bank „unabhängig". Dr. Clemens Börsig war bis 3. Mai 2006 als Chief Financial and Risk Officer Mitglied unseres Vorstands. Seit 4. Mai 2006 ist er Vorsitzender des Aufsichtsrats und Mitglied des Prüfungsausschusses. Sämtliche Vergütungen für seine Position im Vorstand und als CFO/CRO sind vor Wirksamwerden seiner Bestellung zum Mitglied des Aufsichtsrats und seiner Wahl in den Prüfungsausschuss gezahlt beziehungsweise festgelegt worden oder wurden ohne seine Mitwirkung im Präsidialausschuss festgelegt. Dr. Börsig hat erklärt, in seiner Funktion als Mitglied des Prüfungsausschusses bei allen Fragen, die seine frühere Mitgliedschaft im Vorstand betreffen und einen Interessenkonflikt begründen könnten, an den Erörterungen und Abstimmungen nicht teilzunehmen. Als Finanzexperte des Prüfungsausschusses ist er entsprechend der Rule 10A-3 des US-amerikanischen Börsengesetzes (Securities Exchange Act) „unabhängig".

ETHIKKODEX

Entsprechend Section 406 des Sarbanes-Oxley Act 2002 haben wir einen Ethikkodex verabschiedet. Dieser Ethikkodex findet Anwendung auf den „Principal Executive Officer", den „Principal Financial Officer", den „Principal Accounting Officer" oder „Controller" sowie Personen, die innerhalb des Unternehmens vergleichbare Funktionen ausüben („Senior Financial Officers"). Derzeit sind dies bei der Deutschen Bank der Vorsitzende des Vorstands, der Finanzvorstand und der Head of Group Accounting sowie die Mitglieder des Group Finance Committee. Der Ethikkodex ist auf der Webseite der Deutschen Bank unter www.deutsche-bank.de/corporate-governance veröffentlicht. Im Berichtsjahr 2007 wurden dem Corporate-Governance-Beauftragten keine Verstöße gegen den Ethikkodex angezeigt.

WESENTLICHE PRÜFUNGSHONORARE UND -LEISTUNGEN

Nach deutschem Recht wird der Abschlussprüfer von der Hauptversammlung auf Vorschlag des Aufsichtsrats gewählt. Der Prüfungsausschuss unseres Aufsichtsrats bereitet den Vorschlag des Aufsichtsrats für die Wahl des Abschlussprüfers vor. Nach der Wahl des Abschlussprüfers erteilt der Prüfungsausschuss das Mandat, genehmigt in eigener Verantwortung Bedingungen und Umfang der Abschlussprüfung sowie sämtliche Prüfungshonorare und überwacht die Unabhängigkeit des Abschlussprüfers. 2006 und 2007 wählte die Hauptversammlung KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, die seit Jahren als unser Abschlussprüfer fungiert, als Abschlussprüfer für die Geschäftsjahre 2006 und 2007.

Die unten stehende Tabelle zeigt die gesamten von unserem Abschlussprüfer abgerechneten Honorare für die letzten beiden Geschäftsjahre in den folgenden Kategorien: (1) Prüfungshonorare, das heißt Honorare im Zusammenhang mit der gesetzlichen Abschlussprüfung durch den Abschlussprüfer, in Verbindung mit satzungsmäßigen und aufsichtsrechtlichen Prüfungen, die in den betreffenden Geschäftsjahren in Rechnung gestellt wurden; (2) Honorare für prüfungsnahe Dienstleistungen, das heißt Honorare für Gutachten und zugehörige Dienstleistungen, die in engem Bezug zu der Durchführung der Abschlussprüfung stehen und nicht unter Prüfungshonoraren ausgewiesen werden; (3) Honorare für Steuerberatung, das heißt Honorare für professionelle Dienstleistungen zur Sicherstellung der Einhaltung von Steuervorschriften, Steuerberatung und Steuerplanung. In diesen Beträgen sind Aufwendungen und Umsatzsteuer nicht eingeschlossen.

Kategorie in Mio €	2007	2006
Prüfungshonorare	43	44
Honorare für prüfungsnahe Dienstleistungen	8	10
Honorare für Steuerberatung	8	7
Summe der Honorare	**59**	**61**

Die Honorare für prüfungsnahe Dienstleistungen enthielten Honorare für Beratungsleistungen, Due-Diligence-bezogene Leistungen im Zusammenhang mit aktuellen oder geplanten Zukäufen und Verkäufen, Gutachtertätigkeiten und sonstige vereinbarte Dienstleistungen. Die Honorare für Steuerberatung inklusive Dienstleistungshonoraren enthielten Honorare für Beratungs- und Unterstützungsleistungen bei der Erstellung der Steuererklärung sowie für Beratungsleistungen im Zusammenhang mit der Erarbeitung von Strategien und Initiativen für die konzernweite Steuerplanung unter Beachtung der jeweiligen steuerlichen Regelungen.

US-amerikanische Gesetze und Vorschriften sowie unsere eigenen Richtlinien sehen generell vor, dass jede Beauftragung unseres Abschlussprüfers vorab durch unseren Prüfungsausschuss oder gemäß den von diesem verabschiedeten Richtlinien und Weisungen genehmigt wird. Für prüfungsfremde Dienstleistungen unseres Abschlussprüfers hat unser Prüfungsausschuss folgende Richtlinien und Weisungen festgelegt: Anfragen zur Beauftragung müssen in erster Instanz unserem Group Finance Committee vorgelegt werden, das sich aus unserem Chief Financial Officer und leitenden Mitarbeitern unserer Controlling- und Steuerabteilungen zusammensetzt. Bezieht sich eine Anfrage auf Dienstleistungen, welche die Unabhängigkeit unseres Abschlussprüfers gefährden würden, muss diese abgelehnt werden. Für bestimmte zulässige Gutachter- und Finanzberatungsleistungen sowie Steuerberatungsleistungen hat der Prüfungsausschuss eine Vorabgenehmigung erteilt, soweit die erwarteten Honorare für die einzelnen

Leistungen 1 Mio € nicht übersteigen. Entsprechende Anfragen kann das Group Finance Committee genehmigen, hat darüber aber regelmäßig dem Prüfungsausschuss zu berichten. Betrifft eine Anfrage zur Beauftragung weder unzulässige noch vorab genehmigte prüfungsfremde Dienstleistungen, muss sie vom Group Finance Committee zur Prüfung an den Prüfungsausschuss weitergeleitet werden. Um die Prüfung von Anfragen zur Beauftragung zwischen den Ausschusssitzungen zu erleichtern, hat der Prüfungsausschuss zudem die Genehmigungskompetenz an mehrere seiner Mitglieder delegiert, die gemäß Definition der Securities and Exchange Commission und der New York Stock Exchange „unabhängig" sind. Diese Mitglieder berichten über jede von ihnen erteilte Genehmigung in der jeweils nächsten Sitzung dem Prüfungsausschuss.

Darüber hinaus kann nach den geltenden US-amerikanischen Gesetzen und Vorschriften für die Beauftragung von prüfungsfremden Dienstleistungen, die insgesamt nicht mehr als 5 % der an unseren Abschlussprüfer bezahlten Honorare ausmachen, auf die Notwendigkeit der Vorabgenehmigung verzichtet werden, wenn der entsprechende Auftrag von uns zum Zeitpunkt der Beauftragung nicht berücksichtigt und unverzüglich dem Prüfungsausschuss oder einem dafür zuständigen Ausschussmitglied gemeldet sowie vor Abschluss der Prüfung genehmigt wurde. In den Geschäftsjahren 2006 und 2007 lag der Prozentsatz der an unseren Abschlussprüfer gezahlten Honorare, die durch Nichtprüfungsleistungen in den einzelnen Kategorien anfielen und für die auf eine Vorabgenehmigung verzichtet werden konnte, unter 5%.

EINHALTUNG DES DEUTSCHEN CORPORATE GOVERNANCE KODEX

ENTSPRECHENSERKLÄRUNG 2007

Vorstand und Aufsichtsrat haben am 30. Oktober 2007 eine neue Entsprechenserklärung gemäß § 161 des Aktiengesetzes abgegeben. Demnach hat die Bank den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" seit der letzten Entsprechenserklärung vom 31. Oktober 2006 mit der folgenden Ausnahme entsprochen:

— Für die Mitglieder des Vorstands und des Aufsichtsrats bestand eine Directors & Officers-Versicherung (D&O-Versicherung) ohne Selbstbehalt (Kodex Ziffer 3.8). Es handelt sich dabei um eine Gruppenversicherung für eine Vielzahl von Mitarbeitern im In- und Ausland. Im Ausland ist ein Selbstbehalt unüblich. Eine Differenzierung zwischen Organmitgliedern und Mitarbeitern erscheint im Übrigen nicht sachgerecht.

Die Bank wird den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" in der Fassung vom 14. Juni 2007, veröffentlicht im Bundesanzeiger vom 20. Juli 2007, künftig mit folgender Ausnahme entsprechen:

— Für die Mitglieder des Vorstands und des Aufsichtsrats besteht eine D&O-Versicherung ohne Selbstbehalt (Kodex Ziffer 3.8). Es handelt sich dabei um eine Gruppenversicherung für eine Vielzahl von Mitarbeitern im In- und Ausland. Im Ausland ist ein Selbstbehalt unüblich. Eine Differenzierung zwischen Organmitgliedern und Mitarbeitern erscheint im Übrigen nicht sachgerecht.

Die Entsprechenserklärung vom 30. Oktober 2007 und alle früheren Entsprechenserklärungen sind auf der Webseite der Deutschen Bank unter www.deutsche-bank.de/corporate-governance veröffentlicht, wo auch der Deutsche Corporate Governance Kodex zu finden ist.

STELLUNGNAHME ZU DEN ANREGUNGEN DES DEUTSCHEN CORPORATE GOVERNANCE KODEX

Die Hauptversammlung am 24. Mai 2007 hat Herrn Dr. Siegert für 5 Jahre zum neuen Mitglied des Aufsichtsrats gewählt, sodass dadurch erstmalig die Anregung in Ziffer 5.4.6 des Kodex umgesetzt wurde. Darüber hinaus entspricht die Bank freiwillig den Anregungen des Kodex in der Fassung vom 14. Juni 2007 mit folgenden Ausnahmen:

— Die von der Bank benannten Stimmrechtsvertreter sind für Teilnehmer der Hauptversammlung bis zur Abstimmung erreichbar. Aktionäre, die den Stimmrechtsvertretern schon zuvor Vollmacht erteilt haben, erreichen diese am Tag der Hauptversammlung bis 12.00 Uhr über das Weisungstool im Internet (Kodex Ziffer 2.3.3). So kann das Risiko aus etwaigen technischen Störungen unmittelbar vor der Abstimmung weitgehend ausgeschlossen werden. Zudem endet auch die Übertragung der Hauptversammlung im Internet spätestens zu diesem Zeitpunkt, sodass für die Meinungsbildung der nur über Stimmrechtsvertreter teilnehmenden Aktionäre keine verwertbaren Informationen nach diesem Zeitpunkt mehr zu erwarten sind.

— Die Übertragung der Hauptversammlung im Internet (Kodex Ziffer 2.3.4) erfolgt für die Eröffnung durch den Versammlungsleiter und den Bericht des Vorstands. Die Aktionäre haben so die Möglichkeit, unbelastet von einer weitgehend öffentlichen Übertragung mit der Verwaltung zu diskutieren.

Ergänzende Informationen 05 //

AUSSCHÜSSE

Präsidialausschuss
Dr. Clemens Börsig
– Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Vermittlungsausschuss
Dr. Clemens Börsig
– Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Prüfungsausschuss
Dr. Karl-Gerhard Eick
– Vorsitzender

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risikoausschuss
Dr. Clemens Börsig
– Vorsitzender

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
– Ersatzmitglied

Tilman Todenhöfer
– Ersatzmitglied

Nominierungsausschuss
(seit 30. Oktober 2007)

Dr. Clemens Börsig
– Vorsitzender

Ulrich Hartmann

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

* von den Arbeitnehmern in Deutschland gewählt

Ergänzende Informationen 05 //

Vorstand

Josef Ackermann
Vorsitzender

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Aufsichtsrat

Dr. Clemens Börsig
– Vorsitzender,
Frankfurt am Main

Heidrun Förster*
– Stellvertretende Vorsitzende,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Stellvertretender Vorsitzender
des Vorstands der
Deutsche Telekom AG,
Köln

Ulrich Hartmann
Vorsitzender des Aufsichtsrats
der E.ON AG,
Düsseldorf

Gerd Herzberg*
Stellvertretender Vorsitzender der
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Sprecher des Vorstands
der SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-
Verband, Gewerkschaft für
Finanzdienstleister, Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman und Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
München

**Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer**
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Geschäftsführender Gesellschafter
der de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Persönlich haftender
Gesellschafter der Robert Bosch
Industrietreuhand KG,
Stuttgart

**Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber**
Vorsitzender des Aufsichtsrats der
Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Von den Arbeitnehmern in Deutschland gewählt.

AUSSCHÜSSE

Präsidialausschuss
Dr. Clemens Börsig
– Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Vermittlungsausschuss
Dr. Clemens Börsig
– Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Prüfungsausschuss
Dr. Karl-Gerhard Eick
– Vorsitzender

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risikoausschuss
Dr. Clemens Börsig
– Vorsitzender

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
– Ersatzmitglied

Tilman Todenhöfer
– Ersatzmitglied

Nominierungsausschuss
(seit 30. Oktober 2007)

Dr. Clemens Börsig
– Vorsitzender

Ulrich Hartmann

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

* von den Arbeitnehmern in Deutschland gewählt

European Advisory Board

Werner Wenning
– Vorsitzender
Vorsitzender des Vorstands der
Bayer AG, Leverkusen

Dr. Kurt Bock
Mitglied des Vorstands der
BASF Aktiengesellschaft,
Ludwigshafen

Dr. Karl-Ludwig Kley
Vorsitzender der Geschäftsleitung
und persönlich haftender
Gesellschafter der Merck KGaA,
Darmstadt

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Vorsitzender des Vorstands des
Severstal-Konzerns,
Russland

Dr. h. c. August Oetker
Persönlich haftender
Gesellschafter der
Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Kitzbühel

Dr. Bernd Pischetsrieder
Volkswagen AG, Wolfsburg

Dr. Wolfgang Reitzle
Vorsitzender des Vorstands der
Linde AG, München

Dr. rer. pol. Michael Rogowski
Vorsitzender des Aufsichtsrats der
J. M. Voith AG, Heidenheim

Håkan Samuelsson
Vorsitzender des Vorstands der
MAN Aktiengesellschaft,
München

Maria-Elisabeth Schaeffler
Gesellschafterin und Vorsitzende
des Aufsichtsrats der
INA-Holding Schaeffler KG,
Herzogenaurach

Jürgen R. Thumann
Präsident des Bundesverbandes der
Deutschen Industrie e.V.,
Vorsitzender des Gesellschafter-
ausschusses der
Heitkamp & Thumann KG,
Düsseldorf

Dr. Dieter Zetsche
Vorsitzender des Vorstands der
Daimler AG und Leiter des
Geschäftsfeldes Mercedes-Benz
Cars, Stuttgart

Americas Advisory Board

Norman Augustine
Former CEO & Chairman,
Lockheed Martin

Michael Capellas
Senior Advisor, Silver Lake Partners;
former President & CEO, MCI

Anthony W. Deering
Chairman, Exeter Capital

Archie Dunham
Former Chairman, ConocoPhillips

Benjamin H. Griswold, IV
Chairman, Brown Advisory

Robert L. Johnson
Founder & Chairman,
the RLJ Companies

Edward Kangas
Chairman, Tenet Healthcare

Ellen R. Marram
President,
The Barnegat Group LLC

Lynn Martin
President, Martin Hall Group;
former U.S. Secretary of Labor

Robert P. May
CEO, Calpine Corp.

George J. Mitchell
Former Chairman,
Walt Disney Company;
former U.S. Senator

Michael E. J. Phelps
Chairman, Dornoch Capital

John Snow
Chairman,
Cerberus Capital Management;
former U.S. Secretary of the
Treasury

Latin American Advisory Board

Mauricio Botelho
Former President and CEO,
Embraer, Brazil

Fernando Henrique Cardoso
Former President of the
Federative Republic of Brazil

Nicolás Eyzaguirre Guzmán
Former Minister of Finance of the
Republic of Chile

Enrique Iglesias
Secretary-General,
Ibero-American Conference

Pedro Pablo Kuczynski
Partner & Senior Advisor,
the Rohatyn Group;
former Prime Minister of Peru

Amalia Lacroze de Fortabat
Owner and President,
Grupo Fortabat, Argentina

Lynn Martin
President, Martin Hall Group;
former U.S. Secretary of Labor

Luis Pagani
President, Asociación Empresaria,
Argentina

Miguel Urrutia Montoya
Professor at the Universidad de
los Andes; former Governor of the
Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and CEO of
Vinashin, Vietnam

Robert E. Fallon
Former Chairman,
Korea Exchange Bank, Korea

Toru Hashimoto
Senior Advisor,
Deutsche Securities Inc., Japan

Nobuyuki Idei
Founder and CEO of
Quantum Leaps Corporation,
Japan

Dr. Tony Tan Keng Yam
Former Deputy Prime Minister and
Co-ordinating Minister for Security
and Defence of Singapore

Gang-Yon Lee
Chairman of the Board,
Korea Gas Corporation and
Senior Advisor to Lee International
IP & Law Group, Korea

Dr. David K.P. Li
Chairman and Chief Executive,
The Bank of East Asia, China

Dr. Li Qingyuan
Director-General, Office of Strategy
and Development Committee at the
Securities Regulatory Commission,
China

Subramaniam Ramadorai
CEO and Managing Director,
Tata Consultancy Services Limited,
India

Sofjan Wanandi
Chairman and CEO,
Gemala Group, Indonesia

Zhang Yunling
Professor of International Economics
at the Chinese Academy of Social
Science, China

Der Konzern im Fünfjahresvergleich

	Zahlen nach IFRS		Zahlen nach US GAAP[1]		
Bilanz in Mio €	**2007**	**2006**	**2005**	**2004**	**2003**
Bilanzsumme	2.020.349	1.584.493	992.161	840.068	803.614
Forderungen aus dem Kreditgeschäft, netto	198.892	178.524	151.355	136.344	144.946
Verbindlichkeiten[2]	1.981.883	1.551.018	961.603	813.616	775.065
Den Deutsche Bank Aktionären zurechenbares Eigenkapital	37.044	32.758	29.936	25.904	28.202
Minderheitsanteile[3]	1.422	717	622	548	347
BIZ-Kernkapital	28.320	23.539	21.898	18.727	21.618
BIZ-Eigenkapital insgesamt	38.049	34.309	33.886	28.612	29.871

Gewinn-und-Verlust-Rechnung in Mio €	**2007**	**2006**	**2005**	**2004**	**2003**
Zinsüberschuss	8.849	7.008	6.001	5.182	5.847
Risikovorsorge im Kreditgeschäft[4]	612	298	350	307	1.063
Provisionsüberschuss	12.289	11.195	10.089	9.506	9.332
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen[5]	7.175	8.892	7.429	6.186	5.611
Sonstige zinsunabhängige Erträge	2.432	1.399	2.121	1.044	478
Zinsunabhängige Erträge insgesamt	**21.896**	**21.486**	**19.639**	**16.736**	**15.421**
Personalaufwand	13.122	12.498	10.993	10.222	10.495
Sachaufwand und sonstiger Aufwand[4,6]	7.954	7.069	7.366	6.681	6.759
Aufwendungen im Versicherungsgeschäft	193	67	52	260	110
Wertminderung auf immaterielle Vermögenswerte	128	31	–	19	114
Restrukturierungsaufwand	– 13	192	767	400	– 29
Zinsunabhängige Aufwendungen insgesamt[4,6]	**21.384**	**19.857**	**19.178**	**17.582**	**17.449**
Ergebnis vor Steuern[6,7]	**8.749**	**8.339**	**6.112**	**4.029**	**2.756**
Ertragsteueraufwand	2.239	2.260	2.039	1.437	1.327
Ausgleich des Ertrags aus Steuersatzänderungen in 1999/2000			544	120	215
Kumulierter Effekt aus Änderungen der Bilanzierungsmethoden, nach Steuern			–	–	151
Jahresüberschuss[8]	**6.510**	**6.079**	**3.529**	**2.472**	**1.365**
Den Minderheitsanteilen zurechenbares Konzernergebnis	36	9			
Den Deutsche Bank Aktionären zurechenbares Konzernergebnis	6.474	6.070			

Kennziffern	**2007**	**2006**	**2005**	**2004**	**2003**
Ergebnis je Aktie (basic)	13,65 €	12,96 €	7,62 €	5,02 €	2,44 €
Ergebnis je Aktie (verwässert)	13,05 €	11,48 €	6,95 €	4,53 €	2,31 €
Dividendenzahlung je Aktie, gezahlt in der Periode	4,00 €	2,50 €	1,70 €	1,50 €	1,30 €
Eigenkapitalrendite nach Steuern (basierend auf dem durchschnittlichen Eigenkapital)	18,0 %	20,4 %	12,5 %	9,1 %	4,7 %
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen den Deutsche Bank Aktionären zurechenbaren Eigenkapital)	24,3 %	28,0 %	21,7 %	14,8 %	9,5 %
Aufwand-Ertrag-Relation	69,6 %	69,7 %	74,7 %	79,9 %	81,8 %
BIZ-Kernkapitalquote (Tier 1)	8,6 %	8,5 %	8,7 %	8,6 %	10,0 %
BIZ-Eigenkapitalquote (Tier 1+2+3)	11,6 %	12,5 %	13,5 %	13,2 %	13,9 %
Mitarbeiter (in Vollzeitkräfte umgerechnet)	78.291	68.849	63.427	65.417	67.682

1 Bilanz, Gewinn-und-Verlust-Rechnung und Kennziffern nach US GAAP sind nur teilweise mit IFRS vergleichbar. Die Darstellung der Gewinn-und-Verlust-Rechnung nach US GAAP wurde an die IFRS-Definition angepasst.
2 Exklusive Minderheitsanteilen.
3 Nach IFRS sind Minderheitsanteile Bestandteil des Eigenkapitals; unter US GAAP sind sie in den sonstigen Verbindlichkeiten enthalten.
4 Für US GAAP: Risikovorsorge für außerbilanzielle Verpflichtungen wurde aus der Position Sachaufwand und sonstiger Aufwand in die Risikovorsorge im Kreditgeschäft umgegliedert.
5 Für US GAAP: Handelsergebnis.
6 Für US GAAP: Beinhaltet den Minderheitsanteilen zurechenbares Ergebnis.
7 Für US GAAP: Ergebnis vor Steueraufwand und kumuliertem Effekt aus Änderungen der Bilanzierungsmethoden.
8 Für US GAAP: Den Deutsche Bank Aktionären zurechenbares Ergebnis.

Patronatserklärung[1]

Die Deutsche Bank AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos, dafür Sorge, dass sie ihre vertraglichen Verbindlichkeiten erfüllen können:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Peking

Deutsche Bank Luxembourg S.A., Luxemburg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warschau

Deutsche Bank (Portugal), S.A., Lissabon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brüssel

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Mailand

Deutsche Bank (Suisse) S.A., Genf

Deutsche Futures Singapore Pte Ltd., Singapur

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hongkong

Deutsche Securities Limited, Hongkong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxemburg

OOO Deutsche Bank, Moskau

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

1 Gesellschaften, mit denen ein Ergebnisabführungsvertrag besteht, sind im Verzeichnis des Anteilsbesitzes gekennzeichnet.

Glossar

Aktienemissionsgeschäft
In erster Linie Aktivitäten rund um den Börsengang eines Unternehmens beziehungsweise um die Ausgabe neuer Aktien. Ebenso darunter fallen Privatisierungen von staatseigenen Betrieben.

Allgemeine Geschäftsrisiken
Risiken, die aufgrund geänderter Rahmenbedingungen wie Marktumfeld, Kundenverhalten und technischem Fortschritt entstehen. Diese Veränderungen können unsere Ertragslage beeinträchtigen, wenn wir uns nicht sofort auf die veränderten Bedingungen einstellen.

Alternative Assets/Investments
Direkte Investitionen in → Private Equity, Wagniskapital, Mezzanine Kapital, Immobilienkapitalanlagen und Anlagen in Leveraged Buy-out Funds, Wagniskapitalfonds sowie → Hedgefonds.

Anlagebuch
Risikotragende Positionen, die nicht dem → Handelsbuch zugeordnet werden.

Asset-backed Securities
Besondere Form verbriefter Zahlungsansprüche in Form von handelbaren Wertpapieren. Die entsprechenden Wertpapiere sind durch Restrukturierung bestimmter Finanzaktiva entstanden (→ Securitization).

Aufsichtsrechtliche Risikoposition
Die Risikoposition nach → BIZ setzt sich zusammen aus den gewichteten Risikoaktiva, die insbesondere die Adressenausfallrisiken des → Anlage- und → Handelsbuchs umfassen, sowie dem Marktrisikoäquivalent für Zins-, Währungs-, Aktien- und Rohwarenpreisrisiken. Während sich die gewichteten Risikoaktiva nach aufsichtsrechtlich vorgegebenen Standardmethoden errechnen, entspricht das Marktrisikoäquivalent dem 12,5Fachen des auf Basis aufsichtsrechtlich anerkannter interner Risikomodelle berechneten und mit einem institutsindividuell festgelegten Multiplikator (mindestens 3) hochskalierten →Value-at-Risk (99 % → Konfidenzniveau, zehn Tage Haltedauer).

Aufwand-Ertrag-Relation
Grundsätzlich: Kennzahl zur Kosteneffizienz eines Unternehmens, die das Verhältnis der betrieblichen Aufwendungen zu den betrieblichen Erträgen abbildet.

Ausfallwahrscheinlichkeit
Gibt die erwartete durchschnittliche Wahrscheinlichkeit an, dass ein Geschäftspartner seinen Verpflichtungen nicht nachkommt, basierend auf statistischen Analysen der historischen Ausfälle in unserem → Portfolio.

Back-testing
Verfahren zur Überprüfung der Vorhersagekraft des → *Value-at-Risk-Konzepts*. Hierbei werden auf täglicher Basis hypothetisch erzielte Gewinne und Verluste mit den durch das Value-at-Risk-Modell prognostizierten Werten verglichen.

BIZ
Bank für Internationalen Zahlungsausgleich mit Sitz in Basel.

BIZ-Eigenkapitalquote
Kennziffer international tätiger Kreditinstitute, die das in Prozent ausgedrückte Verhältnis von Eigenkapital zu → aufsichtsrechtlicher Risikoposition angibt. Die einzuhaltende Mindestkennziffer für die *Eigenkapitalquote beträgt 8 % und für die* Kernkapitalquote 4 %.

Broker/Brokerage
Broker nehmen Wertpapieraufträge von Banken und privaten Investoren an und führen sie im Auftrag des Kunden aus. Für seine Tätigkeit (Brokerage) erhält der Broker üblicherweise eine Provision.

Buy-out
Kauf (vollständig oder teilweise) eines Unternehmens beziehungsweise bestimmter Unternehmensaktivitäten.

Cash Management
Beinhaltet die Verwaltung von liquiden Mitteln in Dollar, Euro und sonstigen Währungen für Unternehmen und Finanzinstitute zur Optimierung von Finanztransaktionen.

Clearing
Die Übermittlung, Abstimmung und in bestimmten Fällen die Bestätigung von Zahlungsaufträgen.

Credit Default Swap
Eine Vereinbarung zwischen zwei Parteien, gemäß der eine Partei einen festen Kupon über eine spezifizierte Periode zahlt. Die andere Partei nimmt so lange keine Zahlung vor, bis ein spezifiziertes Ereignis wie zum Beispiel ein Ausfall eintritt. Zu diesem Zeitpunkt wird dann eine Zahlung getätigt und der Credit Default Swap ist beendet.

Custody
Verwahrung und Verwaltung von Wertpapieren sowie zusätzliche Dienste im Wertpapierbereich.

Derivate
Finanzinstrumente, deren Bewertung sich überwiegend vom Preis, von den Preisschwankungen und den Preiserwartungen der zugrunde liegenden Basisinstrumente (beispielsweise Aktien, Anleihen, Devisen, Indizes) ableitet. Zu den Derivaten zählen insbesondere → Swaps, → Optionen und → Futures.

Durchschnittliches Active Equity
Wir berechnen das Active Equity, um einen Vergleich mit unseren Konkurrenten zu vereinfachen. Dieses fließt in die Berechnung verschiedenster Kennziffern ein. Hierbei handelt es sich jedoch nicht um eine Messgröße nach → IFRS . Bei einem Vergleich unserer Kennzahlen, die auf dem Active Equity basieren, mit denen anderer Unternehmen sollten stets auch Abweichungen bei der Berechnung dieser Kennzahlen berücksichtigt werden. Die Positionen, um die wir unser durchschnittliches den Deutsche Bank Aktionären

zurechenbares Eigenkapital bereinigen, sind die durchschnittlichen unrealisierten Gewinne aus zur Veräußerung verfügbaren finanziellen Vermögenswerten und die durchschnittlichen Fair-Value-Anpassungen von Cash Flow Hedges (beide Bestandteile nach darauf entfallenden Steuern). Gleiches gilt für die durchschnittliche Dividendenzahlung, für die jedes Quartal eine Abgrenzung vorgenommen und die nach Zustimmung der Hauptversammlung einmal jährlich ausgezahlt wird.

Eigenkapital gemäß BIZ
Bankaufsichtsrechtlich anerkanntes Eigenkapital in Übereinstimmung mit der Baseler Eigenkapitalübereinkunft von 1988 (zuletzt geändert im Januar 1996) für international tätige Kreditinstitute. Das Eigenkapital setzt sich zusammen aus:

- Kernkapital oder Tier-1-Kapital: vor allem Grundkapital, Rücklagen und Hybridkapitalteile;
- Ergänzungskapital oder Tier-2-Kapital: insbesondere Genussrechtskapital, langfristige nachrangige Verbindlichkeiten, nicht realisierte Gewinne aus notierten Wertpapieren und sonstige Wertberichtigungen für inhärente Risiken;
- Drittrangmitteln oder Tier-3-Kapital: im Wesentlichen kurzfristige nachrangige Verbindlichkeiten und überschüssiges Ergänzungskapital.

Ergänzungskapital kann nur bis zur Höhe des Kernkapitals angerechnet werden, wobei noch zusätzlich die Anrechenbarkeit der langfristigen nachrangigen Verbindlichkeiten im Ergänzungskapital auf 50 % des Kernkapitals beschränkt ist.

Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)
Prozentualer Anteil des den Deutsche Bank Aktionären zurechenbaren Ergebnisses vor Steueraufwand (annualisiert), das sich errechnet aus dem Ergebnis vor Steuern abzüglich von Minderheitsanteilen, am → durchschnittlichen Active Equity.

Emerging Markets
Aufstrebende Märkte von Schwellenländern, primär Finanzmärkte.

Equitymethode
Bewertungsmethode für Beteiligungen an Unternehmen, auf die ein maßgeblicher Einfluss ausgeübt werden kann. Anteilige Jahresüberschüsse (-fehlbeträge) des Beteiligungsunternehmens erhöhen (vermindern) den Beteiligungsbuchwert und gehen in die Gewinn-und-Verlust-Rechnung ein. Ausschüttungen/Dividenden vermindern den Beteiligungsbuchwert, ohne die Gewinn-und-Verlust-Rechnung zu berühren.

Ergebnis je Aktie
Nach → IFRS ermittelte Kennziffer, die den Gewinn, der den Aktionären der Gesellschaft zurechenbar ist, der durchschnittlichen Zahl an ausstehenden Stammaktien gegenüberstellt. Neben der Kennziffer Ergebnis je Aktie ist zusätzlich ein verwässertes Ergebnis je Aktie auszuweisen, wenn sich aus der angenommenen Wandlung und Ausübung ausstehender Aktienoptionen, noch nicht unverfallbarer zugeteilter Aktienrechte und wandelbarer Schuldtitel und bestimmter Terminkontrakte die Zahl der Aktien erhöhen kann.

Erwarteter Verlust
Maßeinheit für den Ausfallverlust unseres Kreditportfolios, der innerhalb eines Jahres auf der Grundlage historischer Verlustdaten zu erwarten ist.

Event-Risk-Szenarien
Szenarien, die erhebliche Ereignisse wie beispielsweise große Bewegungen in Zinsen oder Wechselkursen darstellen.

Exposure
Geldbetrag, welcher der Bank bei Eintritt eines Verlusts aus einem eingegangenen Risiko, beispielsweise beim Ausfall eines Kreditnehmers oder Vertragspartners, verloren gehen kann.

Fair Value
Betrag, zu dem Aktiva beziehungsweise Passiva zwischen sachkundigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern getauscht würden.

Forderungen/Verbindlichkeiten aus Bar- und Ausgleichszahlungen
Von der Deutschen Bank zu Clearingzwecken bei → Brokern/Händlern und Clearingunternehmen unterhaltene Salden.

Forderungen/Verbindlichkeiten aus Prime-Brokerage-Geschäften
Forderungen/Verbindlichkeiten der Deutschen Bank im Zusammenhang mit Aktivitäten wie der Erbringung von Serviceleistungen als Abwicklungs- und Depotstelle und der Aufstellung von Abschlüssen für bestimmte Kunden (zum Beispiel für Money Manager, → Hedgefonds, Marketmaker und sonstige professionelle Anleger).

Futures
Hinsichtlich Menge, Qualität und Liefertermin standardisierte Terminkontrakte, bei welchen zu einem bestimmten zukünftigen Zeitpunkt ein dem Geld- und Kapital-, Edelmetall- oder Devisenmarkt zugehöriges Handelsobjekt zum börsenmäßig festgesetzten Kurs zu liefern beziehungsweise abzunehmen ist. Häufig ist bei derartigen Kontrakten (beispielsweise Terminkontrakten auf Basis von Aktienindizes) zur Erfüllung der bestehenden Verpflichtung anstelle einer Wertpapierlieferung oder -abnahme eine Ausgleichszahlung zu leisten.

Goodwill
Der Betrag, den ein Käufer bei Übernahme eines Unternehmens unter Berücksichtigung zukünftiger Ertragserwartungen über den → Fair Value der einzeln identifizierbaren Vermögensgegenstände und Schulden hinaus zahlt.

Handelsbuch
Bankaufsichtsrechtlicher Begriff für Positionen in Finanzinstrumenten, Anteilen und

handelbaren Forderungen, die von einem Kreditinstitut zum Zweck des kurzfristigen Wiederverkaufs unter Ausnutzung von Preis- und Zinsschwankungen gehalten werden. Darunter fallen auch eng mit Handelsbuchpositionen verbundene Geschäfte (zum Beispiel zur Absicherung). Nicht zum Handelsbuch zugehörige risikotragende Positionen werden dem → Anlagebuch zugeordnet.

Hedge Accounting
Bilanzielle Abbildung von Sicherungszusammenhängen, die an bestimmte Voraussetzungen geknüpft sind.

Hedgefonds
Fonds, der normalerweise von Institutionen und vermögenden Privatpersonen gezeichnet wird. Er setzt Strategien ein, die für Investmentfonds nicht erlaubt sind. Beispiele sind Leerverkäufe, hohe Fremdverschuldung und → Derivate. Hedgefondsrenditen sind meist nicht mit den Renditen traditioneller Anlagewerte korreliert.

Hybride Kapitalinstrumente
(Trust Preferred Securities)
Kapitalinstrumente, die sich durch gewinnabhängige Zinszahlungen auszeichnen. Soweit im Verlustfall ausgefallene Zinszahlungen nicht nachgeholt werden (nicht kumulative Trust Preferred Securities) und die Papiere kein festgelegtes Fälligkeitsdatum besitzen beziehungsweise durch die Gläubiger nicht kündbar sind, gehören sie aufsichtsrechtlich zum Kernkapital. Andernfalls sind sie dem Ergänzungskapital zuzurechnen (zum Beispiel kumulative Trust Preferred Securities).

IFRS (International Financial Reporting Standards)/vormals IAS (International Accounting Standards)
Rechnungslegungsstandards des International Accounting Standards Board, die eine weltweit transparente und vergleichbare Bilanzierung und Publizität sicherstellen sollen. Maßgeblicher Zweck ist die Bereitstellung entscheidungsrelevanter Informationen, insbesondere für Investoren.

Investment Banking
Sammelbegriff für kapitalmarktorientierte Geschäfte. Hierunter fallen insbesondere Emission und Handel von Wertpapieren und ihren → Derivaten, Zins- und Währungsmanagement, Corporate Finance, Beratung bei Übernahmen und Fusionen, strukturierte Finanzierungen und → Private Equity.

Kapitalflussrechnung
Ermittlung und Darstellung des Zahlungsmittelflusses, den ein Unternehmen in einem Geschäftsjahr aus laufender Geschäfts-, Investitions- und Finanzierungstätigkeit erwirtschaftet oder verbraucht hat, sowie zusätzliche Abstimmung des Zahlungsmittelbestands (Barreserve) zu Beginn mit dem Betrag am Ende des Geschäftsjahres.

Konfidenzniveau
Im Rahmen des → Value-at-Risk-Konzepts ist es die Wahrscheinlichkeit, mit der ein potenzieller Verlust innerhalb des Intervalls liegt, welches durch den Value-at-Risk angegeben wird.

Kreditderivate
Finanzinstrumente, mittels derer das mit Darlehen, Anleihen oder anderen Risikoaktiva beziehungsweise Marktrisikopositionen verbundene → Kreditrisiko auf als sogenannte Sicherungsgeber auftretende Parteien übertragen wird. Dabei werden die ursprünglichen Kreditbeziehungen der Sicherungsnehmer (die Parteien, welche die Kreditrisiken abgeben) weder verändert noch neu begründet.

Kreditrisiko
Risiko, dass Kunden ihren vertraglich vereinbarten Zahlungsverpflichtungen nicht nachkommen. Das Kreditrisiko umfasst Ausfall-, Länder- (→ Länderrisiko) und Abwicklungsrisiken.

Länderrisiko
Das Risiko, dass in einem beliebigen Land ein Verlust aufgrund politischer und sozialer Unruhen, Verstaatlichungen und Enteignungen, staatlicher Nichtanerkennung von Auslandsschulden, durch Devisenkontrollen oder eine Abwertung der Landeswährung entsteht.

Latente Steuern
Zukünftig zu zahlende oder zu erstattende Ertragsteuern, die aus unterschiedlichen Wertansätzen zwischen Steuer- und Handelsbilanz resultieren, oder der Wert nicht genutzter steuerlicher Verlustvorträge oder anderer steuerlicher Anrechnungsguthaben. Sie stellen zum Zeitpunkt der Bilanzierung noch keine tatsächlichen Forderungen oder Verbindlichkeiten gegenüber den Finanzämtern dar.

Liquiditätsrisiko
Bezeichnet die Gefährdung unserer Gewinne und unseres Kapitals bei einer potenziellen Unfähigkeit der Bank, ihre Verpflichtungen zeitgerecht zu erfüllen, ohne dabei unannehmbar hohe Verluste einzugehen.

Mark-to-market-Bewertung
Bewertung zu aktuellen Marktpreisen. Gilt zum Beispiel für Handelsaktivitäten.

Marktrisiko
Resultiert aus der Unsicherheit über Veränderungen von Marktpreisen und -kursen (inklusive Zinsen, Aktienkursen, Wechselkursen und Rohwarenpreisen) sowie den zwischen ihnen bestehenden Korrelationen und ihren Volatilitätsniveaus.

Mezzanine
Flexible Mischform zwischen Eigen- und Fremdkapital.
Hier: langfristiges, nachrangiges Finanzierungsinstrument zur Wachstumsfinanzierung, das gleichzeitig die wirtschaftliche Eigenkapitalbasis stärkt.

Monte Carlo-Simulation
Modell, das den Gewinn oder Verlust aus einer Transaktion für eine große Zahl (beispielsweise 10.000) von unterschiedlichen Marktszenarien berechnet.

Namensaktien
Aktien, die auf den Namen einer bestimmten Person lauten. Diese Person wird entsprechend den aktienrechtlichen Vorgaben mit einigen persönlichen Angaben sowie ihrer Aktienanzahl in das Aktienregister der Gesellschaft eingetragen. Nur wer im Aktienregister eingetragen ist, gilt gegenüber der Gesellschaft als Aktionär und kann beispielsweise Rechte in der Hauptversammlung ausüben.

Nettingvereinbarungen
Verträge, wonach gegenseitige Forderungen zwischen zwei Parteien unter bestimmten Voraussetzungen miteinander verrechnet werden können – beispielsweise im Insolvenzfall. Die Einbeziehung einer rechtsverbindlichen Nettingvereinbarung führt zu einer Reduzierung des Ausfallrisikos von einem Brutto- auf einen Nettobetrag.

Nettovermögen je ausgegebene Stammaktie
Nettovermögen je ausgegebene Stammaktie ergibt sich durch Division des den Deutsche Bank Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausgegebenen Stammaktien (beide zum Bilanzstichtag).

Nettovermögen je ausstehende Stammaktie
Nettovermögen je ausstehende Stammaktie (basic) ergibt sich durch Division des den Deutsche Bank Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausstehenden Stammaktien (basic, beide zum Bilanzstichtag).

Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (Net gains (losses) not recognized in the income statement)
Enthält im Wesentlichen unrealisierte Gewinne und Verluste aus der Währungsumrechnung und aus zur Veräußerung verfügbaren finanziellen Vermögenswerten. Diese unrealisierten Gewinne und Verluste werden nicht im laufenden Ergebnis berücksichtigt, sondern unter den nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen/Verlusten innerhalb des Eigenkapitals ausgewiesen.

Ökonomisches Kapital
Messgröße, anhand derer mit einem hohen Maß an Sicherheit das Eigenkapital ermittelt werden kann, das zu einem beliebigen Zeitpunkt benötigt wird, um unerwartete Verluste aus dem aktuellen Engagement aufzufangen. Es ist streng vom bilanziellen Eigenkapital zu unterscheiden.

Operationelles Risiko
Risiko des Verlusts im Zusammenhang mit Mitarbeitern, Projektmanagement, vertraglichen Spezifikationen und deren Dokumentation, Technologie, Infrastrukturausfällen und Katastrophen, externen Einflüssen und Kundenbeziehungen. Diese Definition schließt unter anderem rechtliche und aufsichtsrechtliche Risiken ein.

Option
Recht, den zugrunde liegenden Optionsgegenstand (beispielsweise Wertpapiere oder Devisen) von einem Vertragspartner (Stillhalter) zu einem vorweg fest vereinbarten Preis zu einem bestimmten Zeitpunkt beziehungsweise in einem bestimmten Zeitraum zu kaufen (Kaufoption/Call) oder an diesen zu verkaufen (Verkaufsoption/Put).

OTC-Derivate
Finanzinstrumente (→ Derivate), die nicht standardisiert sind und nicht an einer Börse, sondern direkt zwischen den Marktteilnehmern (Over the Counter) gehandelt werden.

Personalaufwandsquote
Prozentualer Anteil des Personalaufwands an den Erträgen insgesamt, die als Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge definiert sind.

Portfolio (Portefeuille)
Allgemein: Teil oder Gesamtheit einer oder aller Klassen von Vermögenswerten (zum Beispiel Wertpapiere, Kredite, Beteiligungen oder Immobilien). Die Portfoliobildung dient primär der Risikostreuung.
Hier: Zusammenfassung ähnlicher Geschäfte, insbesondere von Wertpapieren und/oder → Derivaten, unter Preisrisikoaspekten.

Private Banking
Geschäft mit anlageorientierten vermögenden Kunden.

Private Equity
Kapitalbeteiligung an nicht börsennotierten Unternehmen, zum Beispiel Wagniskapital und Buy-out-Fonds.

Projected Unit Credit Method
Anwartschaftsbarwertverfahren für die Bewertung von Pensionszusagen; es handelt sich um ein Kapitalansammlungsverfahren nach IAS 19, nach dem die Verpflichtung mit dem versicherungsmathematischen Barwert des am Abschlussstichtag erworbenen Versorgungsanspruchs anzusetzen ist. Charakteristisch ist, dass bei dynamischen Pensionszusagen Trendannahmen (zum Beispiel hinsichtlich zu erwartender Gehaltssteigerungen) zu berücksichtigen sind. Der Zinsfuß zur Diskontierung orientiert sich an Zinssätzen für Schuldverschreibungen, die von Unternehmen mit hoher Bonität begeben werden.

Rating
Extern: standardisierte Beurteilung der Bonität des Emittenten und seiner Schuldtitel durch spezialisierte Agenturen.
Intern: detaillierte Risikoeinschätzung jedes → Exposure eines Schuldners.

Repo-Geschäft (Repurchase Agreement)
Rückkaufvereinbarung bei Wertpapiergeschäften (echte Pensionsgeschäfte, deren Gegenstand weiterhin dem Pensionsgeber zuzurechnen ist). Aus Sicht des Pensionsnehmers wird von einem Reverse-Repo-Geschäft gesprochen.

Return on Equity (RoE)/Eigenkapitalrendite
Grundsätzlich: Kennziffer zur Ertragslage eines Unternehmens, die das Ergebnis (Jahresüberschuss) im Verhältnis zum eingesetzten Eigenkapital darstellt. Hier: Ergebnis in Prozent des im Jahresdurchschnitt eingesetzten Eigenkapitals.

Sarbanes-Oxley Act (SOX)
US-Kapitalmarktgesetz aus dem Jahr 2002, das als Reaktion auf eine Anzahl von Bilanzskandalen die Corporate Governance stärken und damit das Vertrauen der Investoren in den Kapitalmarkt zurückgewinnen soll. Die neuen und erweiterten Regelungen gelten für alle an einer US-Börse gelisteten Unternehmen und reichen von zusätzlichen Vorstandsaufgaben bis zu strafrechtlichen Bestimmungen.

Sachaufwandsquote
Prozentualer Anteil des zinsunabhängigen Sachaufwands, der sich aus den zinsunabhängigen Aufwendungen abzüglich Personalaufwand zusammensetzt, an den Erträgen insgesamt, die als Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge definiert sind.

Securitization (Verbriefung)
Grundsätzlich: Verkörperung von Rechten in Wertpapieren (beispielsweise Aktien und Schuldverschreibungen).
Hier: Ersatz von Krediten oder Finanzierung von Forderungen verschiedenster Art durch die Ausgabe von Wertpapieren (etwa Schuldverschreibungen oder Commercial Paper).

Segmentberichterstattung
Offenlegung von Vermögens- und Ergebnisinformationen eines Unternehmens, untergliedert nach Tätigkeitsbereichen (Unternehmensbereichen) und geografischen Merkmalen (Regionen).

Shareholder Value
Managementkonzept, das dauerhafte Wertsteigerungen des Unternehmens in den Mittelpunkt strategischer und operativer Entscheidungen stellt. Kerngedanke ist, dass nur Renditen, die über den Eigenkapitalkosten liegen, Wert für die Aktionäre schaffen.

Summe der erfassten Erträge und Aufwendungen (Total recognized income and expense)
Veränderung des Eigenkapitals ohne Transaktionen mit Aktionären (zum Beispiel Dividendenausschüttungen, Kapitalerhöhungen). Er besteht primär aus dem Jahresüberschuss und den → Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen/Verlusten.

Swaps
Grundsätzlich: Austausch von Zahlungsströmen. Zinsswaps: Tausch von Zinszahlungsströmen gleicher Währung mit unterschiedlichen Konditionen (beispielsweise fest/variabel). Währungsswaps: Tausch von Zinszahlungsströmen und Kapitalbeträgen in unterschiedlichen Währungen.

US GAAP (United States Generally Accepted Accounting Principles)
Rechnungslegungsstandards der USA, die in engerem Sinne durch Verlautbarungen des Financial Accounting Standards Board (FASB) sowie des American Institute of Certified Public Accountants (AICPA) gebildet werden. Darüber hinaus sind insbesondere für börsennotierte Unternehmen die von der Wertpapieraufsichtsbehörde Securities and Exchange Commission (SEC) entwickelten Interpretationen und Auslegungen von Relevanz. Ähnlich den → IFRS liegt die maßgebliche Zielsetzung in der Bereitstellung entscheidungsrelevanter Informationen im Jahresabschluss, die insbesondere für Investoren nützlich sein sollen.

Value-at-Risk-Konzept
Misst für ein gegebenes → Portfolio den potenziellen künftigen Verlust (bezogen auf den Marktwert), der unter normalen Marktbedingungen in einer bestimmten Periode und mit einem bestimmten → Konfidenzniveau nicht überschritten wird.

Zielgrößendefinition
Bestimmte signifikante Gewinne (wie Gewinne aus dem Verkauf von Industriebeteiligungen, Geschäftsfeldern oder Immobilien) oder signifikante Aufwendungen (wie Restrukturierungsaufwendungen, Goodwillabschreibungen oder Aufwendungen aus Rechtsstreitigkeiten) werden in unserer Zielgrößendefinition unberücksichtigt gelassen, wenn diese keine Bedeutung für den zukünftigen Erfolg der Kerngeschäftsfelder der Deutschen Bank haben.

Zur Veräußerung verfügbare finanzielle Vermögenswerte
Nicht derivative finanzielle Vermögenswerte, die als zur Veräußerung verfügbar klassifiziert sind und nicht als Kredite und Forderungen oder zum Fair Value klassifiziert sind. Sie werden mit ihrem → Fair Value in der Bilanz ausgewiesen. Änderungen des Fair Value werden grundsätzlich erfolgsneutral in den → Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigten Gewinnen/Verlusten innerhalb des Eigenkapitals gezeigt. Wertminderungen und realisierte Gewinne und Verluste werden ebenfalls in der Gewinn-und-Verlust-Rechnung vereinnahmt.

Impressum/Publikationen

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Telefon: (0 69) 9 10-00
deutsche.bank@db.com

Aktionärshotline:
(08 00) 9 10 80 00

Hauptversammlungshotline:
(08 00) 1 00 47 98

Investor Relations:
(0 69) 9 10 3 80 80
db.ir@db.com

Jahresbericht 2007 und Finanzbericht 2007
im Internet:
www.deutsche-bank.de/07

Hinweis in Bezug auf zukunftsgerichtete Aussagen

Dieser Bericht enthält zukunftsgerichtete Aussagen. Zukunftsgerichtete Aussagen sind Aussagen, die nicht Tatsachen der Vergangenheit beschreiben, sie umfassen auch Aussagen über unsere Annahmen und Erwartungen sowie die zugrunde liegenden Annahmen. Diese Aussagen beruhen auf Planungen, Schätzungen und Prognosen, die der Geschäftsleitung der Deutschen Bank derzeit zur Verfügung stehen. Zukunftsgerichtete Aussagen beziehen sich deshalb nur auf den Tag, an dem sie gemacht werden. Wir übernehmen keine Verpflichtung, solche Aussagen angesichts neuer Informationen oder künftiger Ereignisse weiterzuentwickeln.

Zukunftsgerichtete Aussagen beinhalten naturgemäß Risiken und Unsicherheitsfaktoren. Eine Vielzahl wichtiger Faktoren kann dazu beitragen, dass die tatsächlichen Ergebnisse erheblich von zukunftsgerichteten Aussagen abweichen. Solche Faktoren sind etwa die Verfassung der Finanzmärkte in Deutschland, Europa, den USA und andernorts, wo wir einen erheblichen Teil unserer Erträge aus dem Wertpapierhandel erzielen, der mögliche Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, die Umsetzung unserer Managementagenda, die Verlässlichkeit unserer Grundsätze, Verfahren und Methoden zum Risikomanagement sowie andere Risiken, die in den von uns bei der US Securities and Exchange Commission (SEC) hinterlegten Unterlagen dargestellt sind. Diese Faktoren sind in unserem SEC-Bericht nach „Form 20-F" vom 26. März 2008 im Abschnitt „Risk Factors" im Detail dargestellt. Dieses Dokument ist auf Anfrage bei uns erhältlich oder unter www.deutsche-bank.com/ir verfügbar.

Gerne senden wir Ihnen die folgenden Publikationen zum Jahresabschluss.

Bitte beachten Sie, dass der Geschäftsbericht des Deutsche Bank-Konzerns aus zwei separaten Teilen, dem Jahresbericht 2007 und dem Finanzbericht 2007, besteht.

Jahresbericht 2007
(in Deutsch und Englisch)

Finanzbericht 2007
(in Deutsch und Englisch)

Annual Report 2007 on Form 20-F
(in Englisch)

Jahresabschluss und Lagebericht der Deutschen Bank AG 2007
(in Deutsch und Englisch)

Verzeichnis der Mandate 2007
(in Deutsch und Englisch)

Verzeichnis des Anteilsbesitzes 2007
(in Deutsch und Englisch)

Verzeichnis der Beiratsmitglieder
(in Deutsch)

Gesellschaftliche Verantwortung – Bericht 2007
(ab Mai 2008 in Deutsch und Englisch)

So können Sie bestellen:
- per E-Mail an service-center@bertelsmann.de
- im Internet unter www.deutsche-bank.de/07
- per Fax an (0 18 05) 07 08 08
- mit Anruf unter (0 18 05) 80 22 00
- per Post bei
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel

WICHTIGE TERMINE

2008

29. April 2008	Zwischenbericht zum 31. März 2008
29. Mai 2008	**Hauptversammlung in der Festhalle Frankfurt am Main (Messegelände)**
30. Mai 2008	Dividendenzahlung
31. Juli 2008	Zwischenbericht zum 30. Juni 2008
30. Oktober 2008	Zwischenbericht zum 30. September 2008

2009

05. Februar 2009	Vorläufiges Jahresergebnis für das Geschäftsjahr 2008
24. März 2009	Geschäftsbericht 2008 und Form 20-F
28. April 2009	Zwischenbericht zum 31. März 2009
26. Mai 2009	**Hauptversammlung in der Festhalle Frankfurt am Main (Messegelände)**
27. Mai 2009	Dividendenzahlung
29. Juli 2009	Zwischenbericht zum 30. Juni 2009
29. Oktober 2009	Zwischenbericht zum 30. September 2009

Financial Report 2007

Deutsche Bank

Deutsche Bank

THE GROUP AT A GLANCE

	2007	2006
Share price at period end	€ 89.40	€ 101.34
Share price high	€ 118.51	€ 103.29
Share price low	€ 81.33	€ 80.74
Basic earnings per share	€ 13.65	€ 12.96
Diluted earnings per share[1]	€ 13.05	€ 11.48
Average shares outstanding, in m., basic	474	468
Average shares outstanding, in m., diluted	496	521
Return on average total shareholders' equity (post tax)	18.0 %	20.4 %
Pre-tax return on average total shareholders' equity	24.3 %	28.0 %
Pre-tax return on average active equity[2]	29.2 %	32.7 %
Book value per share issued[3]	€ 69.84	€ 62.42
Book value per basic share outstanding[4]	€ 77.54	€ 69.48
Cost/income ratio[5]	69.6 %	69.7 %
Compensation ratio[6]	42.7 %	43.9 %
Non-compensation ratio[7]	26.9 %	25.8 %
	in € m.	**in € m.**
Total revenues	30,745	28,494
Provision for credit losses	612	298
Total noninterest expenses	21,384	19,857
Income before income tax expense	8,749	8,339
Net income	6,510	6,079
	Dec 31, 2007	**Dec 31, 2006**
	in € bn.	in € bn.
Total assets	2,020	1,584
Shareholders' equity	37.0	32.8
BIS core capital ratio (Tier 1)	8.6 %	8.5 %
	Number	Number
Branches	1,889	1,717
thereof in Germany	989	934
Employees (full-time equivalent)	78,291	68,849
thereof in Germany	27,779	26,401
Long-term rating		
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA–
Fitch Ratings	AA–	AA–

1 Including numerator effect of assumed conversions.

2 We calculate this adjusted measure of our return on average total shareholders equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 35,888 million for 2007 and € 29,751 million for 2006 are the average unrealized net gains on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € 3,841 million for 2007 and € 2,667 million for 2006 and the average dividend accruals of € 2,200 million for 2007 and € 1,615 million for 2006. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

3 Book value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

4 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

5 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

6 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

7 Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content

Management Report

01 //

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related Notes to them. Our consolidated financial statements for the years ended December 31, 2007 and 2006 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

BUSINESS AND OPERATING ENVIRONMENT

OUR ORGANIZATION

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,020 billion as of December 31, 2007. As of that date, we employed 78,291 people on a full-time equivalent basis, operating in 76 countries out of 1,889 facilities worldwide, of which 52 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2007, our group divisions were:

- The Corporate and Investment Bank (CIB), comprising two corporate divisions:
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- Private Clients and Asset Management (PCAM), comprising two corporate divisions:
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- Corporate Investments (CI)

These divisions are supported by infrastructure functions and our Corporate Center. Additionally, we created a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in almost every other country.

EXECUTIVE SUMMARY

Overall, the global economy developed positively in 2007, posting above-average growth of 4.9 %. While the growth rate in emerging markets was sustained at nearly 8 %, there was a slowdown in the industrial nations and especially the U.S. Real GDP in the U.S. grew by an average of just 2.2 % in 2007 compared with 2.9 % in 2006. By contrast, the euro zone nearly managed to maintain its growth momentum at 2.7 %. In Germany, growth slowed to 2.5 % from 2.9 % in 2006, but remained strong despite the 3 percentage point VAT increase at the beginning of 2007.

In the banking sector, the year 2007 featured two distinctively different halves. The first six months of 2007 saw the continuation of a benign environment and robust capital markets, and all of our businesses delivered strong results. Our income before income tax expense reached a record level for the first six months. In the second half of the year, however, the subprime crisis caused widespread concern, as well as increased volatility and a loss of investor confidence in the financial markets. Unexpectedly high losses reported by many market participants, and a growing uncertainty about whether further losses were forthcoming, caused the interbank, securitization, and syndicate markets to dry up. Results in our capital-markets related businesses were negatively impacted by the market conditions in the second half of 2007. These results were limited somewhat by the strength of our risk management and were in part offset by those in most other areas of CIB, as well as in PCAM and CI, highlighting the benefits of our diversified global business portfolio. Despite the particular challenges of 2007, we reported one of the best financial years in our history and increased our earnings versus 2006, while also strengthening our competitive position.

In 2007, income before income tax expense was € 8.7 billion, a 5 % increase over 2006, and revenues were € 30.7 billion, up 8 %. We reported a pre-tax return on average active equity of 29 % in 2007 and 33 % in 2006, with the decline due largely to an increase in average active equity to € 29.8 billion in 2007 versus € 25.5 billion in 2006 (pre-tax return on average shareholders' equity was 24 % and 28 %, for 2007 and 2006, respectively). In 2007, net income was € 6.5 billion, up 7 % versus 2006. Diluted earnings per share increased by 14 % to € 13.05.

Total CIB net revenues advanced by 2 % to € 19.1 billion, with increases in transaction services and advisory offsetting a decline in Origination (debt), mainly related to leveraged finance activities. Overall results from Sales & Trading businesses in CIB were flat year-on-year. Increases in our customer-oriented businesses, such as foreign exchange, money markets, rates and equities trading, offset lower results on credit trading, which were due largely to the stressed credit markets in the second half of 2007. PCAM's net revenues increased by € 814 million, largely driven by acquisition-related business and organic growth. Net revenues in CI were € 943 million above those of 2006 due mainly to gains on sales from our industrial holdings portfolio.

Our total noninterest expenses were € 21.4 billion in 2007 compared to € 19.9 billion in 2006. Compensation and benefits expenses were up 5 % due mainly to a 9,442 increase in headcount and the accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. General and administrative expenses for the year increased by 13 % due largely to the impact of acquired businesses.

In 2007, the provision for credit losses was € 612 million compared to € 298 million in 2006. The increase was due largely to acquisition-related and organic growth in PBC and a provision related to a single counterparty relationship in CIB.

The following table presents our condensed consolidated statement of income for 2007 and 2006.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	**2007**	**2006**	**in €**	**in %**
Net interest income	8,849	7,008	1,841	26
Provision for credit losses	612	298	314	105
Net interest income after provision for credit losses	**8,237**	**6,710**	**1,527**	**23**
Commissions and fee income	12,289	11,195	1,094	10
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)
Net gains (losses) on financial assets available for sale	793	591	202	34
Net income (loss) from equity method investments	353	419	(66)	(16)
Other income	1,286	389	897	N/M
Total noninterest income	**21,896**	**21,486**	**410**	**2**
Total net revenues	**30,133**	**28,196**	**1,937**	**7**
Compensation and benefits	13,122	12,498	624	5
General and administrative expenses	7,954	7,069	885	13
Policyholder benefits and claims	193	67	126	188
Impairment of intangible assets	128	31	97	N/M
Restructuring activities	(13)	192	(205)	N/M
Total noninterest expenses	**21,384**	**19,857**	**1,527**	**8**
Income before income tax expense	**8,749**	**8,339**	**410**	**5**
Income tax expense	2,239	2,260	(21)	(1)
Net income	**6,510**	**6,079**	**431**	**7**
Net income attributable to minority interest	36	9	27	N/M
Net income attributable to Deutsche Bank shareholders	6,474	6,070	404	7

N/M – Not meaningful

OPERATING RESULTS

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

NET INTEREST INCOME

The following table sets forth data related to our net interest income.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Total interest and similar income	67,706	58,275	9,431	16
Total interest expenses	58,857	51,267	7,590	15
Net interest income	**8,849**	**7,008**	**1,841**	**26**
Average interest-earning assets[1]	1,226,191	1,071,617	154,574	14
Average interest-bearing liabilities[1]	1,150,051	1,005,133	144,918	14
Gross interest yield[2]	5.52 %	5.44 %	0.08 ppt	1
Gross interest rate paid[3]	5.12 %	5.10 %	0.02 ppt	–
Net interest spread[4]	0.40 %	0.34 %	0.06 ppt	18
Net interest margin[5]	0.72 %	0.65 %	0.07 ppt	11

ppt – Percentage points

1 Average balances for each year are calculated in general based upon month-end balances.
2 Gross interest yield is the average interest rate earned on our average interest-earning assets.
3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2007 was € 8.8 billion, an increase of € 1.8 billion, or 26 %, from 2006. Average interest-bearing volumes of assets and liabilities increased by € 154.6 billion and € 144.9 billion respectively, the overall net interest spread widened by 6 basis points and our net interest margin rose by 7 basis points. Much of the increase in net interest income was related to Sales & Trading (debt) activity and was largely offset by decreased net gains (losses) on financial assets/liabilities at fair value through profit or loss from related activity. Interest income from loans increased year-on-year along with higher rates and volumes of our average loans outstanding, partly resulting from the acquisition of Berliner Bank and norisbank. Our overall funding costs rose slightly by 2 basis points, mainly reflecting increased rates on customer deposits and longer-term funding.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
CIB – Sales & Trading (equity)	3,335	2,441	894	37
CIB – Sales & Trading (debt and other products)	3,858	5,919	(2,061)	(35)
Other	(18)	531	(549)	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,175**	**8,892**	**(1,717)**	**(19)**

N/M – Not meaningful

Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) decreased by € 2.1 billion, or 35 %. This development was primarily driven by a weaker performance in our credit trading businesses given exceptionally challenging markets in the second half of 2007. The increase in net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity), which was partially offset in net interest income from trading activities as described below, reflected significant improvements across our customer-driven businesses. The main contributors to the decrease in Other net gains (losses) on financial assets/liabilities at fair value through profit or loss were mark-to-market losses (net of fees and gains on sales) on leveraged loans and loan commitments in 2007 as a consequence of the difficulties in the leveraged finance markets.

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we disclose net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following table sets forth data relating to our combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

			2007 increase (decrease) from 2006	
in € m. (except percentages)	2007	2006	in €	in %
Net interest income	8,849	7,008	1,841	26
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**	**124**	**1**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	3,117	2,613	504	19
Sales & Trading (debt and other products)	7,483	8,130	(648)	(8)
Total Sales & Trading	10,600	10,743	(144)	(1)
Loan products[2]	499	490	9	2
Transaction services	1,297	1,074	223	21
Remaining products[3]	(118)	435	(554)	N/M
Total Corporate and Investment Bank	12,278	12,743	(465)	(4)
Private Clients and Asset Management	3,529	3,071	457	15
Corporate Investments	157	3	154	N/M
Consolidation & Adjustments	61	83	(22)	(27)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**	**124**	**1**

N/M – Not meaningful

1 Note that this breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

CORPORATE AND INVESTMENT BANK (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from sales and trading products were € 10.6 billion in 2007, a decrease of € 144 million, or 1 %. This development reflects the aforementioned difficult market situation for our credit trading businesses in Sales & Trading (debt and other products) during the second half of 2007 as well as improvements across customer-driven businesses in Sales & Trading (equity). The increase of € 223 million, or 21 %, in Transaction services was due to higher customer balances along with a growth in payment volumes from Cash Management and new client mandates in domestic custody products. Mark-to-market losses on leveraged loans and loan commitments were the main drivers of the decrease in Remaining products.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.5 billion in 2007. Berliner Bank and norisbank together with higher volumes from organic business expansion were the main contributors to the increase of € 457 million, or 15 %, compared to 2006.

CORPORATE INVESTMENTS (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased € 154 million, primarily reflecting mark-to-market gains from our option to increase our shareholding in Hua Xia Bank in China.

PROVISION FOR CREDIT LOSSES

Provision for credit losses was € 612 million in 2007, compared to € 298 million in 2006. This reflects net charges of € 109 million in CIB (including a significant provision taken on a single counterparty relationship partly offset by releases), compared to net releases of € 94 million in 2006, and a 28 % increase in PCAM's provisions to € 501 million, driven predominantly by provisions in PBC.

For further information on the provision for loan losses see the Risk Report.

REMAINING NONINTEREST INCOME

in € m. (except percentages)	2007	2006	2007 increase (decrease) from 2006 in €	in %
Commissions and fee income[1]	12,289	11,195	1,094	10
Net gains (losses) on financial assets available for sale	793	591	202	34
Net income (loss) from equity method investments	353	419	(66)	(16)
Other income	1,286	389	897	N/M
Total remaining noninterest income	**14,721**	**12,594**	**2,127**	**17**

N/M – Not meaningful

1 Includes

	2007	2006	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	427	436	(9)	(2)
Commissions for assets under management	3,376	3,293	83	3
Commissions for other securities business	162	182	(20)	(11)
Total	**3,965**	**3,911**	**54**	**1**
Commissions, broker's fees, markups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,515	2,220	295	13
Brokerage fees	2,982	2,489	493	20
Total	**5,497**	**4,709**	**788**	**17**
Fees for other customer services	2,827	2,575	252	10
Total commissions and fee income	**12,289**	**11,195**	**1,094**	**10**

COMMISSIONS AND FEE INCOME. Total 2007 commissions and fee income was € 12.3 billion, an increase of € 1.1 billion, or 10 %, compared with 2006. Commissions and fees from fiduciary activities increased € 54 million compared to the prior year. Underwriting and advisory fees increased by € 295 million, mainly attributable to CIB's Advisory products. Brokerage fees were up € 493 million with CIB's Sales & Trading (equity) products having a significant impact, mainly driven by increased volumes and market activity in Asia. Fees for other customer services increased € 252 million, driven by increases in Sales & Trading (equity) in CIB as well as in PBC Germany.

NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE. Total net gains on financial assets available for sale were € 793 million in 2007, up € 202 million, or 34 %, compared to 2006. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI's industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB's sales and trading areas were offset by impairment charges. The 2006 result was mainly attributable to CIB's Sales & Trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to the partial sale of our stake in Linde AG.

NET INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 353 million and € 419 million in 2007 and 2006, respectively. The key contributors in 2007 were in CI and the RREEF Alternative Investments business in AM. CI's income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI's goodwill, resulting in an impairment charge of € 54 million). A gain of € 131 million from the sale of our remaining holding in EUROHYPO AG contributed significantly to CI's 2006 equity method income.

OTHER INCOME. Total other income was € 1.3 billion in 2007, an increase of € 898 million compared to 2006, resulting mainly from the sale and leaseback transaction of our premises at 60 Wall Street, higher revenues from consolidated investments and higher insurance premiums as a result of the Abbey Life Assurance Company Limited acquisition.

NONINTEREST EXPENSES

The following table sets forth information on our noninterest expenses.

			2007 increase (decrease) from 2006	
in € m. (except percantages)	2007	2006	in €	in %
Compensation and benefits	13,122	12,498	624	5
General and administrative expenses[1]	7,954	7,069	885	13
Policyholder benefits and claims	193	67	126	188
Impairment of intangible assets	128	31	97	N/M
Restructuring activities	(13)	192	(205)	N/M
Total noninterest expenses	**21,384**	**19,857**	**1,527**	**8**

N/M – Not meaningful

1 Includes:

	2007	2006	in €	in %
IT costs	1,867	1,585	282	18
Occupancy, furniture and equipment expenses	1,347	1,198	149	12
Professional service fees	1,257	1,203	54	4
Communication and data services	680	634	46	7
Travel and representation expenses	539	503	36	7
Payment, clearing and custodian services	437	431	6	1
Marketing expenses	411	365	46	13
Other expenses	1,416	1,150	266	23
Total general and administrative expenses	7,954	7,069	885	13

COMPENSATION AND BENEFITS. The increase of € 624 million, or 5 %, in 2007 compared to 2006 was mainly driven by higher salary expenses, partly resulting from a rise in staff of 9,442 (on a full-time equivalent basis), and accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. Also contributing to the increase were higher severance payments, which were up € 72 million in 2007.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses in 2007 were € 885 million, or 13 %, higher than in 2006 due mainly to business growth, primarily reflected in IT costs and occupancy expenses. The increase of € 266 million in "Other expenses" was largely attributable to a provision release related to grundbesitz-invest, our German open-ended real estate fund, in the prior year. In addition, expenses increased due to the consolidation of an infrastructure investment intended for a RREEF fund during 2007, which was partly offset in other income.

POLICYHOLDER BENEFITS AND CLAIMS. The € 126 million, or 188 %, rise in the current year resulted primarily from our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007. These expenses are mainly offset by related net gains (losses) on financial assets/liabilities at fair value through profit or loss and by insurance premium revenues.

IMPAIRMENT OF INTANGIBLE ASSETS. 2007 included an impairment of € 74 million on non-amortizing intangible assets in AM and a goodwill impairment charge of € 54 million in CI. In 2006, CI incurred a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment.

RESTRUCTURING ACTIVITIES. The Business Realignment Program was completed and remaining provisions of € 13 million were released in 2007, compared to charges of € 192 million in 2006.

INCOME TAX EXPENSE

Income tax expense was € 2.2 billion in 2007 compared to € 2.3 billion in 2006. The tax expense in 2007 was primarily reduced by the effects of the German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, recoverable taxes subsequent to decisions of the Court of Justice of the European Communities regarding the non-conformity of certain German tax provisions with the European Community Law, and claims relating to current and prior years. In 2006, the tax expense was primarily reduced by the effect of a German tax law change for the refund of prior years' distribution tax credits, which resulted in the accelerated recognition of corporate tax credits and the settlement of tax audits at favorable terms. The actual effective tax rates were 25.6 % in 2007 and 27.1 % in 2006.

RESULTS OF OPERATIONS BY SEGMENT

The following is a discussion of the results of our business segments. See Note [2] to the consolidated financial statements for information regarding

- our organizational structure;
- effects of significant acquisitions and divestitures on segmental results;
- changes in the format of our segment disclosure;
- the framework of our management reporting systems;
- consolidating and other adjustments to the total results of operations of our business segments;
- definitions of non-GAAP financial measures that are used with respect to each segment, and
- the rationale for including or excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2007. Segment results were prepared in accordance with our management reporting systems.

2007 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**19,092**	**10,129**	**1,517**	**30,738**	**7**	**30,745**[1]
Provision for credit losses	**109**	**501**	**3**	**613**	**(1)**	**612**
Total noninterest expenses	**13,802**	**7,561**	**220**	**21,583**	**(200)**	**21,384**
therein:						
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	–	(13)
Minority interest	**34**	**8**	**(5)**	**37**	**(37)**	**–**
Income (loss) before income tax expense	**5,147**	**2,059**	**1,299**	**8,505**	**244**	**8,749**
Cost/income ratio	72 %	75 %	15 %	70 %	N/M	70 %
Assets[2]	1,895,756	156,391	13,002	2,011,654	8,695	2,020,349
Average active equity[3]	20,714	8,539	473	29,725	121	29,846
Pre-tax return on average active equity[4]	25 %	24 %	N/M	29 %	N/M	29 %

N/M – Not meaningful

1 Includes gain from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average equity please refer to Note [2]. For 'Total consolidated', pre-tax return on average shareholders' equity is 24 %.

2006 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**18,802**	**9,315**	**574**	**28,691**	**(197)**	**28,494[1]**
Provision for credit losses	**(94)**	**391**	**2**	**298**	**(0)**	**298**
Total noninterest expenses	**12,789**	**7,000**	**214**	**20,003**	**(147)**	**19,857**
therein:						
Policyholder benefits and claims	–	63	–	63	4	67
Impairment of intangible assets	–	–	31	31	–	31
Restructuring activities	99	91	1	192	–	192
Minority interest	**23**	**(11)**	**(3)**	**10**	**(10)**	**–**
Income (loss) before income tax expense	**6,084**	**1,935**	**361**	**8,380**	**(41)**	**8,339**
Cost/income ratio	68 %	75 %	37 %	70 %	N/M	70 %
Assets[2]	1,468,321	130,642	17,783	1,576,714	7,779	1,584,493
Average active equity[3]	17,105	7,206	1,057	25,368	100	25,468
Pre-tax return on average active equity[4]	36 %	27 %	34 %	33 %	N/M	33 %

N/M – Not meaningful

1 Includes gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from our target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average equity please refer to Note [2]. For 'Total consolidated' pre-tax return on average total shareholders' equity is 28 %.

GROUP DIVISIONS

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Origination (equity)	861	760
Origination (debt)	714	1,331
Advisory	1,089	800
Loan products	974	946
Transaction services	2,585	2,228
Other products	(151)	(318)
Total net revenues	**19,092**	**18,802**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	12,278	12,743
Provision for credit losses	**109**	**(94)**
Total noninterest expenses	**13,802**	**12,789**
therein:		
Policyholder benefits and claims	116	–
Impairment of intangible assets	–	–
Restructuring activities	(4)	99
Minority interest	**34**	**23**
Income (loss) before income tax expense	**5,147**	**6,084**
Cost/income ratio	72 %	68 %
Assets	1,895,756	1,468,321
Average active equity[1]	20,714	17,105
Pre-tax return on average active equity	25 %	36 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Origination (equity)	861	760
Origination (debt)	714	1,331
Advisory	1,089	800
Loan products	974	946
Other products	(151)	(318)
Total net revenues	**16,507**	**16,574**
Provision for credit losses	**102**	**(65)**
Total noninterest expenses	**12,169**	**11,236**
therein:		
Policyholder benefits and claims	116	–
Impairment of intangible assets	–	–
Restructuring activities	(4)	77
Minority interest	**34**	**23**
Income (loss) before income tax expense	**4,201**	**5,379**
Cost/income ratio	74 %	68 %
Assets	1,881,638	1,459,190
Average active equity[1]	19,619	16,041
Pre-tax return on average active equity	21 %	34 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues of € 16.5 billion in 2007 were marginally lower than in 2006. Higher revenues from our more mature "flow" businesses were offset by write-downs and mark-to-market losses in the third quarter in some Sales & Trading areas and in Leveraged Finance on loans and loan commitments, which are described below. Income before income taxes decreased by € 1.2 billion, or 22 %, to € 4.2 billion for the year ended December 31, 2007. The reduction was mainly attributable to an increase in noninterest expenses resulting from higher staff levels and an increase in provision for credit losses.

Sales & Trading (debt and other products) revenues were € 8.4 billion in 2007, a decrease of € 609 million, or 7 %, compared to 2006. Sales & Trading (equity) revenues were a record € 4.6 billion, € 574 million, or 14 %, higher than in 2006.

Sales and Trading results for the entire year were comparable to those of 2006 despite the exceptionally challenging markets of the second half of 2007.

During the third and fourth quarters of 2007, fears of further U.S. homeowner delinquencies on subprime loans led to a significant deterioration in the subprime-related and other credit markets. The effect of this, in some cases, caused spreads to widen and liquidity levels to decline.

During this difficult period, we reported relatively lower losses than some of our competitors in our Collateralized Debt Obligations (CDO) and U.S. residential mortgage businesses, despite the investment banking industry facing substantial problems in both sectors. This was due to the relative size of our exposure, protection purchased and significant sales activity.

In the third quarter of 2007, we announced losses of € 1.6 billion related to relative value trading (both debt and equity), CDO correlation trading and Residential Mortgage-Backed Securities (RMBS). Of this amount, € 726 million related to CDO correlation and RMBS and was principally driven by exposure to positions linked to subprime residential mortgages. In the fourth quarter of 2007, the CDO and RMBS businesses produced an overall net positive result after factoring in gains from hedges.

Elsewhere, CB&S benefited from the scale and diversity of its Global Markets platform, particularly its leadership in products such as foreign exchange, interest rates and money markets and its strong position in emerging markets, which helped to offset a weaker performance in our credit trading businesses. Customer-driven business remains the predominant source of CB&S' Sales & Trading revenues. Designated proprietary trading gains were lower compared to 2006, in both absolute terms and as a percentage of net revenues, having been negatively affected by the market dislocations occurring in the second half of the year.

Revenues from Origination and Advisory of € 2.7 billion were € 226 million, or 8 %, lower than in 2006. The reduction in revenue year-on-year arose principally from the deterioration in the market for private equity leveraged loans and financing as part of the overall dislocation of credit markets experienced in the second half of the year. Mark-to-market losses of € 759 million (excluding fees and hedges, € 1.4 billion) were taken against leveraged finance loans and loan commitments during 2007.

Revenues from Loan products were € 1.0 billion, an increase of € 28 million, or 3 %, from 2006, due to gains on sales of equity from restructured loans, which were partly offset by the application of the fair value option to an increased level of new lending activity.

Revenues from Other products were a loss of € 151 million, an improvement of € 167 million versus 2006, primarily driven by higher revenues following our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007, which were offset in noninterest expenses within policyholder benefits and claims.

The provision for credit losses resulted in a net charge of € 102 million in 2007, compared to a net release of € 65 million in 2006, driven primarily by a provision taken on a single counterparty relationship.

Noninterest expenses in 2007 were € 12.2 billion, an increase of € 933 million, or 8 %, versus 2006, largely due to increased staff levels, accelerated recognition of share-based compensation expense, the impact of acquisitions and higher business volumes.

The ongoing dislocations in the credit market and a lack of adequate liquidity may continue to impact our remaining risk positions in a number of our key businesses within CB&S, primarily those relating to credit structuring, leveraged finance and commercial real estate. The following paragraphs summarize these exposures as of the end of 2007.

KEY EXPOSURES OF CDO TRADING AND ORIGINATION BUSINESSES: The activities of the Group's CDO trading and origination businesses span multiple asset classes. Managing our remaining exposure to the U.S. subprime residential mortgage market continues to be a particular focus.

The following table outlines our overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2007.

CDO subprime exposure – Trading in € m.	**Subprime ABS CDO gross exposure Dec 31, 2007**	**Hedges and other protection purchased Dec 31, 2007**	**Subprime ABS CDO net exposure Dec 31, 2007**
Super Senior tranches:			
Underlying collateral type: High Grade	–	–	–
Underlying collateral type: Mezzanine	1,778	(938)	840
Total Super Senior tranches	**1,778**	**(938)**	**840**
Mezzanine tranches	1,086	(922)	164
Total Super Senior and Mezzanine tranches	**2,864**	**(1,860)**	**1,004**
Other net subprime-related exposure held by CDO businesses			186
Total net subprime exposure in CDO businesses			**1,190**

Net exposure represents our potential loss as of December 31, 2007 in the event of a 100 % default of subprime securities and related ABS CDO, assuming zero recovery. It is not an indication of our trading position as of that date. The net exposure above is an aggregated view of all positions linked to the U.S. subprime residential mortgage market. The various gross components of our overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, relative price movements between different components of our positions and our ability to adjust hedges in these circumstances.

In the course of their activities, our CDO businesses will also take exposure to non-subprime residential mortgages (including Alt-A) and to other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments.

In addition to our trading-related exposure, the table below summarizes our exposure to U.S. subprime ABS CDOs held within our "Available for Sale" category. These exposures arise from asset financing activities. Our potential economic exposure is hedged by additional short positions in our trading book. In our 2007 results, we have recorded charges of € 207 million against these positions.

CDO subprime exposure – Available for Sale in € m.	Exposure Dec 31, 2007
Available for Sale	499
Short positions on trading book	(446)
Total net CDO subprime exposure	**53**

OTHER U.S. MORTGAGE BUSINESS EXPOSURE: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization businesses in residential mortgages. These are summarized below, which does not include agency CMOs and agency eligible loans.

Other U.S. Mortgage business exposure in € m.	Exposure Dec 31, 2007
Alt-A	7,908
Subprime	216
Other	1,679
Total other U.S. residential Mortgage gross assets	**9,803**
Hedges and other protection purchased	(7,592)
Trading related net positions	803
Total net other U.S. Mortgage business exposure	**3,014**

In the table above, our total net exposure is defined as the market value of the gross exposure on RMBS bonds, loans and portions of loans, less the value of protection provided by the associated hedges. The trading-related positions arise from our market-making and secondary activities in credit-sensitive U.S. mortgage markets. Hedges consist of a number of different market instruments, including single-name CDS contracts with market counterparties, protection provided by monoline insurers and index-based contracts. The comments made above in relation to CDOs regarding ongoing exposure to absolute and relative market movements therefore also apply to this portfolio.

MONOLINE EXPOSURE: The deterioration of the U.S. subprime mortgage market has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. This has led to some uncertainty as to whether the ultimate liabilities of monoline insurers to banks and other buyers of protection will be met and may, in some cases, lead to a ratings downgrade of those insurers.

The following table summarizes our net counterparty exposures to monoline insurers with respect to residential mortgage-related activity, as of December 31, 2007, on the basis of the mark-to-market value of the assets compared with the face value guaranteed or underwritten by monoline insurers.

Monoline exposure related to U.S. residential Mortgages in € m.	Market value of bought protection Dec 31, 2007
Super Senior ABS CDO	805
Other subprime	69
Alt-A	229
Total value of bought CDS protection	**1,103**

A proportion of this mark-to-market exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2007, we had made credit valuation adjustments of € 82 million against these exposures, including a full provision against our exposure to one monoline counterparty. The credit valuation adjustments are based on a name-by-name assessment of credit worthiness.

In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 1.2 billion as of December 31, 2007, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other insured assets. These arise from a range of client activity, including financing of collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt.

COMMERCIAL REAL ESTATE EXPOSURE: In conducting its activities, our Commercial Real Estate business takes positions in whole loans, assets held for securitization and commercial mortgage-backed securities. The following is a summary of our gross exposure to loans and loan securities secured in part or whole on commercial property or commercial mortgage pools as of December 31, 2007.

Commercial Real Estate Exposure in € m.	Gross Exposure Dec 31, 2007
Funded positions	15,999
Unfunded commitments	1,166
Total Commercial Real Estate Exposure	**17,165**
Of which:	
North America	8,366
Europe	8,799
(of which Germany € 6,873 m)	

Mark-to-market write-downs of loans and loan commitments in € m.	2007
Net mark-to-market losses excluding hedges	(386)
Gross mark-to-market losses excluding fees and hedges	(558)

Mark-to-market losses as of December 31, 2007 arose primarily from the illiquid market conditions that developed during the second half of 2007, which impacted our ability to securitize commercial real estate loans. The impact of these losses on our reported income was to some extent mitigated by the results of related hedge activity, and overall, the Commercial Real Estate business was profitable in 2007. Subsequent to December 31, 2007, there has been further widening in credit spreads for commercial real estate loans that, if sustained, could result in additional write-downs for loans that remain unsold, which may not be fully mitigated by offsetting hedge activity or by the realization of property or mortgage assets securing the exposures. These are described in more detail in the Risk Report.

LEVERAGED FINANCE EXPOSURE: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business. These activities include private equity transactions and other buyout arrangements. Also shown are the write-downs taken against these loans and loan commitments as of December 31, 2007.

Leveraged Finance Exposure in € m.	**Gross Exposure** **Dec 31, 2007**
Funded positions	15,317
Unfunded commitments	20,897
Total Leveraged Finance exposure	**36,214**
Of which:	
North America	26,620
Europe	8,959
Asia/Pacific	635

Mark-to-market write-downs of loans and loan commitments in € m.	**2007**
Net write-downs in 2007 excluding hedges	(759)
Gross write-downs excluding fees and hedges on Dec 31 loans and commitments	(1,351)

Of these commitments, € 1.3 billion has been accounted for on an amortized cost basis with the balance of € 34.9 billion accounted for at fair value.

Challenging market conditions for leveraged financing activities have continued in the early part of 2008 and it is likely that our leveraged lending commitments will require further write-downs if market conditions fail to improve. Valuations will also be impacted if commitments are renegotiated or if acquisition transactions fail to close.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:		
Transaction services	2,585	2,228
Other products	–	–
Total net revenues	**2,585**	**2,228**
Provision for credit losses	**7**	**(29)**
Total noninterest expenses	**1,633**	**1,552**
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	22
Minority interest	–	–
Income (loss) before income tax expense	**945**	**705**
Cost/income ratio	63 %	70 %
Assets	32,083	25,646
Average active equity[1]	1,095	1,064
Pre-tax return on average active equity	86 %	66 %

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income tax expense increased by 34 %, or € 241 million, to a record € 945 million for the year ended December 31, 2007. This development was based on double-digit profit growth in all geographic regions.

Net revenues increased by 16 % to € 2.6 billion in 2007. The significant rise of € 357 million compared to 2006 was derived in all regions. All products achieved a double-digit revenue growth. Cash Management grew substantially due to increased customer balances and a strong increase in payment volumes. This reflected the continued tendency of banks and corporates to consolidate to fewer banking counterparties, as well as the Single Euro Payments Area (SEPA) initiative and new Cash Management capabilities in emerging markets, such as Brazil, Russia and Turkey. Revenue growth in Trade Finance products was predominantly driven by strong business activity in the EMEA region. Trust & Securities Services grew in Asia/Pacific and EMEA, particularly due to increased asset inflows and significant new client mandates in domestic custody.

The provision for credit losses amounted to a net charge of € 7 million in 2007, compared to a net release of € 29 million for 2006.

Noninterest expenses of € 1.6 billion increased by 5 %, or € 80 million, from 2006, mainly reflecting higher staff levels, performance-related compensation, and transaction-related costs in support of increased business volumes.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management	3,062	3,089
Brokerage	2,172	1,910
Loan/deposit	3,173	2,774
Payments, account & remaining financial services	979	899
Other products	742	643
Total net revenues	**10,129**	**9,315**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,529	3,071
Provision for credit losses	**501**	**391**
Total noninterest expenses	**7,561**	**7,000**
therein:		
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	–
Restructuring activities	(9)	91
Minority interest	**8**	**(11)**
Income (loss) before income tax expense	**2,059**	**1,935**
Cost/income ratio	75 %	75 %
Assets	156,391	130,642
Average active equity[1]	8,539	7,206
Pre-tax return on average active equity	24 %	27 %
Invested assets (in € bn.)[2]	952	908

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management (AM)	2,351	2,470
Portfolio/fund management (PWM)	414	332
Total portfolio/fund management	**2,765**	**2,802**
Brokerage	964	811
Loan/deposit	223	191
Payments, account & remaining financial services	22	18
Other products	401	345
Total net revenues	**4,374**	**4,166**
Provision for credit losses	**1**	**(1)**
Total noninterest expenses	**3,453**	**3,284**
therein:		
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	–
Restructuring activities	(8)	43
Minority interest	**7**	**(11)**
Income (loss) before income tax expense	**913**	**894**
Cost/income ratio	79 %	79 %
Assets	39,081	35,922
Average active equity[1]	5,109	4,917
Pre-tax return on average active equity	18 %	18 %
Invested assets (in € bn.)[2]	749	732

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 913 million in 2007, which is an increase of € 19 million or 2 % compared to 2006. The results for 2007 included an impairment charge of € 74 million related to a write-down of intangible assets in the Asset Management business. In 2006, income before income taxes included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses.

Net revenues were € 4.4 billion in 2007, an increase of € 208 million, or 5 %, compared to 2006.

Portfolio/fund management revenues were € 2.4 billion in AM, € 119 million, or 5 %, below 2006. The decrease in revenues was driven by lower levels of performance fees in the Alternative Investments business. Partially offsetting these results were increases in performance fees in the Retail and Institutional businesses, as well as increases in management fees primarily in the Alternative Investments and the Retail business.

In PWM, portfolio/fund management revenues of € 414 million increased by € 81 million, or 24 %, compared to 2006. The growth was driven by a higher invested asset base after the acquisition of Tilney and the additions of new client advisors since the beginning of 2006.

Brokerage revenues of € 964 million were up € 154 million, or 19 %, compared to the previous year. The increase was attributable to higher client activity, including a high demand from clients for alternative investment and other innovative products.

Revenues related to loans/deposits of € 223 million were up by € 31 million, or 16 %, due to higher volumes and margins in both our loan and deposit business.

Revenues from Other products of € 401 million were € 57 million, or 16 %, higher than in 2006, due largely to the consolidation of an infrastructure investment intended for a RREEF fund during 2007 in AM.

Noninterest expenses were € 3.5 billion in 2007, an increase of € 169 million, or 5 %, from 2006. The increase in noninterest expenses was mainly driven by the impairment charge of € 74 million related to intangible assets in AM and PWM's acquisition and growth strategy, partially offset by a decrease in charges for restructuring activities.

The cost/income ratio was 79 % in 2007, unchanged from 2006.

AWM's invested assets increased by € 17 billion to € 749 billion in 2007. In AM, invested assets were € 555 billion in 2007, an increase of € 12 billion, or 2 %, from 2006. The increase in assets in 2007 was driven by net new assets of € 27 billion. Invested assets in PWM grew from € 189 billion in 2006 to € 194 billion at the end of 2007, caused by net new assets of € 13 billion. The increases were partially offset by a reduction in the value of dollar-based balances driven by the impact of a strong euro.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:		
Portfolio/fund management	297	287
Brokerage	1,208	1,099
Loan/deposit	2,950	2,583
Payments, account & remaining financial services	958	881
Other products	341	299
Total net revenues	**5,755**	**5,149**
Provision for credit losses	**501**	**391**
Total noninterest expenses	**4,108**	**3,717**
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	49
Minority interest	**0**	**0**
Income (loss) before income tax expense	**1,146**	**1,041**
Cost/income ratio	71 %	72 %
Assets	117,533	94,760
Average active equity[1]	3,430	2,289
Pre-tax return on average active equity	33 %	45 %
Invested assets (in € bn.)[2]	203	176
Loan volume (in € bn.)	87	79
Deposit volume (in € bn.)	96	72

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 1.1 billion in 2007, which was € 105 million, or 10 %, higher than in 2006. In 2006, income before income tax expense of € 1.0 billion included charges of € 49 million for restructuring activities.

Net revenues of € 5.8 billion increased by € 606 million, or 12 %, compared to 2006. The increase was driven by the acquisitions of norisbank (consolidated since November 2006) and Berliner Bank (consolidated since January 2007).

Portfolio/fund management revenues and brokerage revenues increased by € 11 million and € 109 million, respectively. The improvements reflect successful placements of innovative investment products, as well as higher transaction-based flow revenues. Furthermore the acquisitions of Berliner Bank and norisbank contributed to the increased revenues.

Loan/deposit revenues were the key drivers of the growth in 2007 with increases of € 367 million, or 14 %, mainly driven by the aforementioned acquisitions.

Payments, account and remaining financial services revenues increased by € 76 million, or 9 %, primarily due to the acquisitions, but also from increased insurance brokerage revenues in 2007 due to higher sales of pension related products.

Revenues from Other products of € 341 million in 2007 increased by € 43 million, or 14 %, compared to 2006.

Provision for credit losses increased by € 109 million, or 28 %, to € 501 million in 2007, primarily driven by the acquisitions of norisbank and Berliner Bank.

Noninterest expenses of € 4.1 billion were € 391 million, or 11 %, higher than in 2006, mainly due to the acquisitions. In addition, integration related expenses contributed to the increase. Furthermore the higher expenses reflect investments in business growth in emerging markets, including the branch banking and credit card offerings in India and China, and the extension of the branch network and consumer finance offerings in Poland.

The cost/income ratio was 71 % in 2007, slightly improved compared to 2006.

Invested assets of € 203 billion at the end of 2007 grew by € 28 billion or 16 %, of which € 19 billion was net new money, and the remainder was generated by performance and acquisitions.

The number of clients in PBC reached 13.8 million by year end 2007, an increase of 1 million net new clients, excluding the impact of the acquisition of Berliner Bank and the sale of the credit card processing activities in Italy. The increases mainly relate to Germany and India.

CORPORATE INVESTMENTS GROUP DIVISION

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:	**1,517**	**574**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	157	3
Provision for credit losses	3	2
Total noninterest expenses	**220**	**214**
therein:		
Policyholder benefits and claims	–	–
Impairment of intangible assets	54	31
Restructuring activities	(0)	1
Minority interest	**(5)**	**(3)**
Income (loss) before income tax expense	**1,299**	**361**
Cost/income ratio	15 %	37 %
Assets	13,002	17,783
Average active equity[1]	473	1,057
Pre-tax return on average active equity	N/M	34

N/M – Not meaningful

1 See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

CI reported income before income tax expense of € 1.3 billion in 2007 compared to € 361 million in 2006.

Net revenues were € 1.5 billion in 2007, an increase of € 943 million compared to the previous year. Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly related to Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI's goodwill resulting in an impairment charge of € 54 million), dividend income in the amount of € 141 million and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, the net revenues included a gain of € 313 million related to the sale and leaseback transaction of our premises at 60 Wall Street.

Net revenues in 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG, € 92 million related to the partial sale of our stake in Linde AG and dividend income of € 122 million.

Total noninterest expenses increased in 2007 to € 220 million from € 214 million in 2006. The increase was the result of higher goodwill impairment charges in 2007, offset by reductions in other expense categories.

At year end 2007, the alternative assets portfolio of CI had a carrying value of € 631 million, of which 51 % was real estate investments, 43 % was private equity direct investments and 6 % was private equity indirect and other investments. This compares to a value at year end 2006 of € 895 million.

CONSOLIDATION & ADJUSTMENTS

For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

For a detailed discussion of our liquidity risk management, see our Risk Report and Note [36] to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS WITH UNCONSOLIDATED ENTITIES

INTRODUCTION

We engage in various business activities with unconsolidated entities which may be off-balance sheet arrangements; the face value of the financial instruments associated with these arrangements and the movements in their fair value are not reflected in our financial statements. Generally, the following discussion is limited to off-balance sheet arrangements with special purpose entities (SPEs). While our involvement with these entities can take many different forms, it consists primarily of liquidity facilities and guarantees. Where appropriate, this disclosure also encompasses certain instruments recorded on-balance sheet, particularly liquidity arrangements embedded in total return swaps, written put options and certain other types of guarantees.

We provide financial support to off-balance sheet entities in connection with commercial paper conduit programs, asset securitizations, mutual funds that are managed but not consolidated, and real estate leasing vehicles. Such vehicles are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process. Because we consolidate the majority of our sponsored conduit programs, only those arrangements with unconsolidated entities we sponsor are discussed. We also provide financing arrangements to both our own sponsored securitization programs and third party-sponsored securitizations.

Our accounting policies regarding consolidation and reassessment of consolidation of SPEs are outlined in Note [1] to the consolidated financial statements.

The purposes, risks and effects of the off-balance sheet arrangements are described in the following sections. As of December 31, 2007, these arrangements have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

All balance sheet and notional values are reported as of December 31, 2007. All income statement and cash flow amounts are reported for the year ended December 31, 2007.

GROUP SPONSORED ABCP CONDUITS

We originate and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues high-grade, short-term commercial paper that is collateralized by the underlying assets to the market to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these entities.

Some conduits remain off-balance sheet because we are not deemed to control them; these have assets totaling €4.8 billion which consist of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the sellers to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA-. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted-average life of the assets held in the conduits is 5 years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

No material difficulties have been experienced by these conduits during 2007 although a general widening in credit spreads was experienced on the conduits' issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits total € 6.3 billion and we are the only liquidity facility provider to these entities. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.

As of December 31, 2007, we held € 1.0 billion of commercial paper issued by these nonconsolidated entities. We purchased the paper voluntarily as dealer in commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in term notes issued by one SPE whose paper was ordinarily purchased by the conduits. This represents 100 % of its issued debt, which has caused us to consolidate that SPE. This entity holds assets backed by non-conforming residential mortgages. The pre-existing liquidity facility with this entity was required to be renegotiated in late 2007 and under the terms of the refinancing we elected to transform the financing from an off-balance sheet arrangement to on-balance sheet financing. No write-offs were recorded by us as a consequence of this purchase or from the holding of the conduit's commercial paper.

Our revenues from these arrangements in 2007 totaled € 6 million. No losses were incurred as a consequence of our off-balance sheet arrangements with these entities. Cash flows to the conduits during 2007 totaled € 1.1 billion, including the € 0.5 billion purchase of SPE notes.

THIRD PARTY ABCP CONDUITS

In addition to sponsoring our own commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. (This section excludes the third party Canadian ABCP conduits which are discussed separately below.)

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities (€ 3.1 billion) and unfunded committed repurchase agreements (€ 0.5 billion) in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded.

We also provide market value support in the form of total return swaps over specific assets purchased by the conduits from third parties (€ 3.6 billion notional value). Embedded into the total return swaps are liquidity puts which allow the conduit to sell to us the underlying assets in the event that the conduit is unable to refinance the commercial paper funding the asset. The total return swaps are derivatives and are reported at fair value with changes reported in the consolidated statement of income.

Other financial institutions also provide liquidity funding to these conduits and thus we are not the sole liquidity provider. Our interests rank pari passu with other interests. Advances against the liquidity facilities are collateralized by identified pools of underlying assets held in the conduits, and so a drawn facility will be exposed to volatility in the value of these underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. Changes in value of other assets in the conduits will not impact our credit risk. For this reason, the details below of our support for these entities are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.

Our interests in the conduits are supported by equities, bonds, commercial mortgage-backed securities, residential mortgage-backed securities, and securities backed by automotive leasing receivables, credit card receivables, student loans and consumer loans. Including our derivative hedges, we are carrying a net exposure of € 0.5 billion to U.S. subprime residential mortgages which collateralize our off-balance sheet interest. The weighted-average life of these assets varies significantly but is consistently of significantly longer duration than the short-term commercial paper issued by the conduits. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

During the second half of 2007, the global ABCP conduits market experienced significantly less liquidity and higher borrowing costs, and in some instances experienced write-downs in the values of their assets. No specific credit-related write-downs occurred on assets collateralizing our interests. We purchased conduit-issued commercial paper totaling € 3.5 billion and certain underlying assets totaling € 3.3 billion, and originated loans totaling € 0.8 billion. These cash outflows totaled € 7.6 billion and are in addition to the unfunded off-balance sheet exposures referred to above. The reasons for the purchase of the commercial paper and assets and loan origination were twofold. First, one of our businesses operates as a dealer for certain of the conduits' commercial paper and voluntarily purchased the paper as part of its normal trading activities on commercial terms. Second, commercial paper and assets were purchased and loans were made upon an early termination of the total return swaps with the conduits triggered by their inability to refinance their commercial paper in the market. We have not recorded any net losses as a result of these total return swap arrangements because we held offsetting hedging positions.

Our revenues from these off-balance sheet arrangements in 2007 totaled € 4 million. A provision for credit losses of € 188 million was taken on a single third party conduit relationship in 2007.

THIRD PARTY SPONSORED CANADIAN ABCP CONDUITS

We have financial relationships with third party-sponsored ABCP conduits in Canada. These conduits operate in a similar manner to other ABCP conduit programs in that the basic investment strategy is to earn a spread between the relatively inexpensive funding and the higher yields on assets held. They also have the equivalent liquidity mismatch between longer-dated assets and short-dated commercial paper funding. One key difference however is that the assets are typically a combination of AAA-rated bond collateral and portfolio credit default swaps linked to super-senior tranches referencing a pool of corporate credit default swaps, usually with leverage in order to enhance the yield. The transactions contain triggers pursuant to which we can call for further collateral in a given market environment. Less common transactions involve residential mortgage-backed securities collateral or credit default swaps on mezzanine tranches, and on occasion the absence of leverage, collateral triggers or liquidity support.

Another key difference is that the conduits issue junior interests and/or medium-term notes in addition to senior short-term commercial paper. The commercial paper also includes a portion of extendible commercial paper, whereby the securities can be extended beyond their original maturity date on pre-agreed terms at the option of the issuer. The more junior interests earn the residual return, bear first losses, and provide the capital to support the credit rating of the conduits, in addition to other credit enhancements and liquidity arrangements.

We perform no management role for any of the Canadian conduits but are the portfolio credit default swap provider and/or the liquidity facility provider. In some instances we are the sole liquidity provider but in others there are multiple providers. The following details our support for these entities which are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.

Under the terms of the various committed liquidity facilities and written liquidity put options, the conduits have the right to sell existing commercial paper or assets held by them to us on pre-agreed terms. The liquidity facilities can only be drawn upon in the event of 'general market disruption' (GMD), which is when market participants generally are unable to refinance fully their maturing commercial paper in the commercial paper market.

The Canadian ABCP conduit market experienced significant liquidity problems during the last six months of 2007. The GMD liquidity facilities committed by us were not drawn upon during this period. In August 2007, an agreement referred to as the Montreal Accord was agreed by 22 conduits, their commercial paper investors, and bank counterparties, including us, under which all agreed to a standstill period to renegotiate the terms of the vehicles' issued liabilities. For the standstill period (60 days), the banks could not trigger collateral calls and, for the standstill period plus another 150 days, the vehicles could not draw upon the liquidity puts and facilities.

The standstill agreement has since been extended twice through February 22, 2008 and standstill arrangements beyond this date are being re-agreed on a daily basis. Our liquidity arrangements with the conduits at December 31, 2007 totaled € 5.5 billion, with a representative interest in the conduits' assets of € 8.3 billion. In addition, we held € 90 million of commercial paper issued by these vehicles. Due to the standstill agreement, no amounts can be drawn under these liquidity arrangements and they will have expired by the time the extended standstill period ends.

On December 23, 2007, a framework agreement was published, setting forth proposed terms for the restructuring of these conduits as agreed in principle by investors and banks. Pursuant to this framework agreement, the asset exposures and issued liabilities of the vehicles would be combined into two "master" vehicles, the issued liabilities would be restructured into senior and subordinated term debt of the new vehicles and a new margin facility would be established. Under the proposed restructuring, we would contribute € 1.6 billion towards that margin facility and earn a fair market return. The framework agreement would also contain revised collateral triggers.

We also have a broadly similar standstill arrangement with another vehicle outside of the Montreal Accord, with liquidity arrangements totaling € 0.1 billion and representative asset interests of € 0.4 billion.

We have earned fees for the liquidity facilities and puts of € 9 million during 2007. Although the impact of the currently proposed restructuring on our profit and loss for 2008 would be insignificant, negotiations are continuing and further changes to the proposed restructuring could occur that may impact our profit and loss in the future.

THIRD PARTY-SPONSORED SECURITIZATIONS

The third party securitization vehicles to which we provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage backed securities, residential mortgage backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles. Total asset size of these entities is € 30.2 billion.

Our financing arrangements with these entities can take various forms: warehousing lines during the ramp-up period of the securitization (€ 4.8 billion, with € 1.5 billion drawn), variable funding notes (VFNs) issued by the securitization vehicles that contain funding commitments by the note purchaser up to a pre-defined amount (€ 8.1 billion, with € 5.0 billion drawn), and ongoing liquidity commitments (€ 1.9 billion, with € 0.1 billion drawn).

All committed amounts are available to be drawn at the investment manager's discretion. These agreements are secured by the securitization vehicles' assets and so a drawn facility will be exposed to volatility in the value of these assets. These liquidity facilities rank senior to the issued debt tranches and pari passu with any other liquidity providers.

Due to the wide variety of different types of securitization vehicles, the weighted-average life of the assets and their credit ratings also vary widely. In general terms, the funding provided is designed to be co-terminus with the weighted-average life of the assets and no vehicles were experiencing liquidity problems as of December 31, 2007. The credit ratings range from B- to AAA.

All securitization vehicles experienced a general widening of credit spreads during the second half of 2007. In 2007, we incurred losses totaling € 302 million on amounts drawn against these off-balance sheet arrangements. We have not provided any additional financial support to these vehicles as a result of the general market difficulties and hold an insignificant interest in the issued tranches of these securitization vehicles. In 2007, we earned commitment fee revenues of € 62 million as a result of our financing arrangements with these entities. Our net cash flows to the vehicles during 2007 totaled € 4.9 billion.

MUTUAL FUNDS

We offer clients mutual fund-related products which pay returns linked to the performance of the assets held in the funds. Certain of these funds contain a guarantee feature which guarantees the minimum net asset value to be returned to investors at certain dates. The investors earn the return between the guaranteed minimum and a certain performance benchmark and then share the returns with us above that benchmark. The remaining funds contain no such guarantee feature. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and on occasion performance-based fees.

The guarantees extended by us are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income.

During 2007, we injected cash of € 49 million into these mutual funds on a discretionary basis where actual yields were lower than originally projected, although still above any guarantee thresholds. This amount was recorded as a loss in our 2007 earnings.

Assets under management for the funds supported with guarantees and/or discretionary yield enhancement total € 29.8 billion. The funds' assets are a combination of floating rate debt securities, asset-backed securities (predominantly residential mortgage-backed securities, commercial mortgage-backed securities and collateralized bond obligations), investments in other funds, repurchase agreements and cash. No subprime risk is held in any of these asset pools.

The average life of the assets is approximately 2-3 years, and the credit ratings on the assets range from BBB to AAA, with 60 % representing either AAA or AA and a cap of 5 % on BBB ratings.

Financing is provided by third-party investor holdings in the funds. Up to the maturity or liquidation date of the funds, the fund units have no contractual maturity and can instead be redeemed by investors at any time without restriction. We hold no equity interests in these funds.

We have earned € 111 million in management and performance fees on the above funds in 2007, and incurred a loss of € 49 million for the discretionary cash injections provided during the year. Other than these amounts, we have reported no cash flow movements with these entities during 2007.

REAL ESTATE SPECIAL PURPOSE ENTITIES AND CLOSED END FUNDS

Real estate leasing vehicles provide financing for the purchase of real estate assets which are leased under finance leases to third parties. The leases are primarily for commercial and residential land and buildings and infrastructure assets. The vehicles may either be corporate SPEs or partnerships. The SPEs are financed with debt provided by one or more financial institutions, and the closed-end funds with a combination of equity in the form of limited partnership interests and debt financing. Lessee credit risk in the SPEs is borne by the lenders who have recourse to the lease asset as collateral in the event of lessee default, and in the closed-end funds by the equity investors. We administer the lessor entities and earn fees for this service.

We have two principal types of off-balance sheet arrangements with these funds. First, under the terms of certain German lease arrangements, the lessee commits to maintain the lease payments at pre-agreed levels in the event that the lease asset is partly or wholly damaged or destroyed. The lessor SPE in turn agrees to compensate the lessee for rental overpayments, and we guarantee the performance of the lessor vehicles' obligations under this arrangement. The notional value of these guarantees is € 0.5 billion. Second, for some of the closed-end funds, we give investors an option to exit their interest in the fund by selling either their limited partnership interests or the leased asset to us at the end of the first lease term under certain limited conditions at a pre-agreed price. We thus bear the risk that the lease asset market value declines below the option price at the end of the lease term. As of December 31, 2007, the notional value of the put options is € 0.6 billion.

The total assets in the real estate leasing vehicles are € 1.2 billion, with an average life of 10 to 12 years. The credit quality of the lessees on the finance lease assets varies from BB to AAA. No material difficulties have been experienced in the credit quality or market value of these assets during 2007.

Funding for the real estate assets is provided by financial institutions in the form of long term debt and, in the case of the closed-end funds, limited partnership equity. All funding is designed to be co-terminus with the contractual or expected maturities of the assets. Financing for all vehicles is committed for their expected lives. We have experienced no difficulties in the funding arrangements for these vehicles. We hold negligible debt and equity interests in the vehicles and have not provided any financial support to them during 2007.

We earned € 3 million in servicing fees from these real estate leasing vehicles and real estate closed-end funds in 2007. No significant losses were incurred by us during 2007 as a consequence of these arrangements. Other than these amounts, we have reported no cash flow movements with these entities in 2007.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2007.

Contractual obligations					**Payment due by period**
in € m.	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**More than 5 years**
Long-term debt obligations	126,703	23,256	34,729	34,979	33,739
Trust preferred securities	6,345	–	4,008	518	1,819
Long-term financial liabilities designated at fair value through profit or loss[1]	52,725	11,393	17,560	10,251	13,521
Finance lease obligations	732	199	94	92	347
Operating lease obligations	4,243	639	1,027	762	1,815
Purchase obligations	3,050	618	1,341	776	315
Long-term deposits	39,952	–	15,498	7,158	17,296
Other long-term liabilities	6,927	871	1,711	971	3,374
Total	**240,677**	**36,976**	**75,968**	**55,507**	**72,226**

1 Includes long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 421 million on finance leases and € 253 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.

LONG-TERM CREDIT RATINGS

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders.

	Dec 31, 2007	Dec 31, 2006
Moody's Investors Service, New York[1]	Aa1	Aa3
Standard & Poor's, New York[2]	AA	AA–
Fitch Ratings, New York[3]	AA–	AA–

1 Moody's defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category.

2 Standard and Poor's defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor's ratings. Standard and Poor's notes that an AA rated obligor differs from the highest rated obligors only in small degree.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category, the 'minus' indicates a ranking in the lower end of the AA category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

BALANCE SHEET DEVELOPMENT

The table below shows information on the balance sheet development.

in € m.	2007	2006
Total assets	2,020,349	1,584,493
Central Bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit or loss	1,474,103	1,104,650
Financial assets available for sale	42,294	38,037
Loans, net	198,892	178,524
Total liabilities	1,981,883	1,551,018
Deposits	457,946	411,916
Financial liabilities at fair value through profit or loss	966,177	694,619
Central bank funds purchased and securities sold under repurchase agreement	178,741	102,200
Long-term debt	126,703	111,363
Total equity	38,466	33,475
Core capital (Tier 1)	28,320	23,539
Supplementary capital (Tier 2)	9,729	10,770

The Group's total assets at December 31, 2007 were € 2,020.3 billion, an increase of € 435.9 billion or 28 % (2006: € 1,584.5 billion) versus 2006.

More than 80 % of the increase in total assets was due to financial assets at fair value through profit or loss with higher volumes of trading assets (up € 281.2 billion, primarily on positive market values from derivatives) and financial assets designated at fair value through profit or loss (up € 88.3 billion, primarily on secured lending). In addition, loans rose by € 20.4 billion to € 198.9 billion, primarily resulting from PBC's organic growth and its acquisition of Berliner Bank, and from higher volumes of investment grade and trade finance related loans in CIB. Brokerage and securities related receivables, in particular from prime brokerage, increased by € 37.2 billion to € 151.2 billion at the end of 2007.

Total liabilities were € 1,981.9 billion at the end of 2007, € 430.9 billion, or 28 %, higher compared to the previous year. This development was primarily driven by financial liabilities at fair value through profit or loss, which were up by € 271.6 billion. Negative market values from derivatives contributed € 216.1 billion to this increase. Additionally, central bank funds purchased and securities sold under repurchase agreements increased by € 76.5 billion as a consequence of higher funding requirements from our extended asset base. Interest-bearing deposits and long-term debt increased by € 46.2 billion and € 15.3 billion, respectively. The development of long-term debt was primarily driven by some large issuances in the second half of 2007, as we took advantage of comparative cost benefits of longer-term versus short-term funding.

Total equity was € 38.5 billion at the end of 2007, an increase of € 5.0 billion, or 15 %, versus 2006 (€ 33.5 billion). The main contributors to this development were net income of € 6.5 billion, a positive effect of € 0.8 billion resulting from the change in the Group's trading activity in derivatives indexed to Deutsche Bank shares, which are recorded as a charge to shareholders' equity and an increase in minority interest of € 0.7 billion mainly due to the consolidation of entities where we were not the sole shareholder. These factors were partly offset by items reducing shareholders' equity, primarily the cash dividend paid in 2007 for the financial year 2006 (€ 2.0 billion) and negative effects of exchange rate changes of € 1.7 billion (especially in the U.S. dollar and the British pound).

Total regulatory capital in accordance with the recommendations of the Basel Committee on Banking Supervision increased in 2007 by € 3.7 billion to € 38.0 billion. While Tier 1 capital increased by € 4.8 billion, Tier 2 capital declined by € 1.1 billion as a result of expiring subordinated liabilities. Retained earnings, partially offset by dividend accrual and share buy backs, and newly issued noncumulative trust preferred securities were the principal drivers of the increase in Tier 1 capital.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates. We have identified the following significant accounting policies that involve critical accounting estimates:

- Fair value estimates
- Allowance for credit losses
- Impairment of assets other than loans
- Unrecognized deferred tax assets
- Legal, regulatory contingencies and tax risks

For more information on critical accounting estimates, see the respective section of our Form 20-F of March 26, 2008.

INFORMATION PURSUANT TO SECTION 315 (4) OF THE GERMAN COMMERCIAL CODE AND EXPLANATORY REPORT

STRUCTURE OF THE SHARE CAPITAL

As at December 31 2007, Deutsche Bank's issued share capital amounted to € 1,357,824,256.00 consisting of 530,400,100 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

RESTRICTIONS ON VOTING RIGHTS OR THE TRANSFER OF SHARES

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of 31 December 2007 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

SHAREHOLDINGS WHICH EXCEED 10 PER CENT OF THE VOTING RIGHTS

The German Securities Trading Act (*Wertpapierhandelsgesetz*) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 per cent until January 20, 2007, thereafter 3 per cent. We are not aware of any shareholder holding directly or indirectly 10 per cent or more of the voting rights.

SHARES WITH SPECIAL CONTROL RIGHTS

Shares which confer special control rights have not been issued.

SYSTEM OF CONTROL OF ANY EMPLOYEE SHARE SCHEME WHERE THE CONTROL RIGHTS ARE NOT EXERCISED DIRECTLY BY THE EMPLOYEES

The employees, who hold Deutsche Bank shares, exercise their control rights directly in accordance with applicable law and the Articles of Association (*Satzung*).

RULES GOVERNING THE APPOINTMENT AND REPLACEMENT OF MEMBERS OF THE MANAGEMENT BOARD

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (*Mitbestimmungsgesetz*; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (*Amtsgericht*) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the German Stock Corporation Act).

Pursuant to the German Banking Act (*Kreditwesengesetz*) evidence must be provided to the Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the General Meeting, unless such vote of no-confidence was made for obviously arbitrary reasons.

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

RULES GOVERNING THE AMENDMENT OF THE ARTICLES OF ASSOCIATION

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

POWERS OF THE MANAGEMENT BOARD TO ISSUE OR BUY BACK SHARES

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. As of December 31, 2007, Deutsche Bank had authorized but unissued capital of € 454,000,000 which may be issued at various dates through April 30, 2011 as follows.

Authorized capital	Expiration date
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 24, 2007 authorized the Management Board to increase the share capital by up to a total of € 85,000,000 against cash payments. This additional authorized capital became effective upon its entry in the Commercial Register on February 14, 2008. The expiration date is April 30, 2012.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2008, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2008, own shares of Deutsche Bank AG in a total volume of up to 10 per cent of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a sq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board has been authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 24, 2007 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 per cent of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2008.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 per cent or fall short by more than 10 per cent of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

SIGNIFICANT AGREEMENTS WHICH TAKE EFFECT, ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY FOLLOWING A TAKEOVER BID

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

AGREEMENTS FOR COMPENSATION IN CASE OF A TAKEOVER BID

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

COMPENSATION REPORT

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as well as the recommendations of the German Corporate Governance Code.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR MANAGEMENT BOARD MEMBERS

The Chairman's Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board's compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman's Committee.

For the 2007 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2008 for the 2007 financial year) for their service on the Management Board in a total amount of € 33,182,395 (2006: € 32,901,538). This aggregate compensation consisted of the following, primarily performance-related components:

in €	2007	2006
Non-performance-related components:		
Salary	3,883,333	4,081,111
Other benefits	466,977	526,369
Performance-related components	17,360,731	18,332,086
Components with long-term incentives	11,471,354	9,961,972
Total compensation	**33,182,395**	**32,901,538**

Figures relate to Management Board members active in the respective financial year.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

NON-PERFORMANCE-RELATED COMPONENTS. The non-performance-related components comprise the salary and other benefits.

The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.

Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

PERFORMANCE-RELATED COMPONENTS. The performance-related components comprise a cash bonus payment and the mid-term incentive ("MTI"). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components, which are discussed in the following paragraph.

COMPONENTS WITH LONG-TERM INCENTIVES. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

In February 2008, members of the Management Board active in 2007 were granted a total of 150,008 equity rights (DB Equity Units) for their performance in the 2007 financial year (2006: 86,499). With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2011.

For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.

MANAGEMENT BOARD COMPENSATION

The Management Board members active in 2007 received the following compensation components for their service on the Management Board for the years 2007 and 2006:

Members of the Management Board in €		Non-performance-related components		Performance-related components	Components with long-term incentives[1]	Total compensation
		Salary	Other benefits			
Dr. Josef Ackermann	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492
	2006	1,150,000	156,930	8,134,813	3,770,000	13,211,743
Dr. Hugo Bänziger[2]	2007	800,000	73,451	2,713,368	2,031,250	5,618,069
	2006	528,889	40,359	1,615,194	1,117,278	3,301,720
Anthony Di Iorio[2]	2007	800,000	50,806	2,713,368	2,031,250	5,595,424
	2006	528,889	35,217	1,615,194	1,117,278	3,296,578
Dr. Tessen von Heydebreck[3]	2007	333,333	61,145	1,071,902	846,354	2,312,734
	2006	800,000	147,918	2,884,938	1,690,000	5,522,856
Hermann-Josef Lamberti	2007	800,000	130,058	2,713,368	2,031,250	5,674,676
	2006	800,000	94,390	2,884,938	1,690,000	5,469,328

1 The number of DB Equity Units granted in 2008 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, Dr. von Heydebreck: 11,067, and Mr. Lamberti: 26,562. The number of DB Equity Units granted in 2007 to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 34,749, Dr. Bänziger: 10,298, Mr. Di Iorio: 10,298, Dr. von Heydebreck: 15,577, and Mr. Lamberti: 15,577.

2 Member of the Management Board since May 4, 2006.

3 Member of the Management Board until May 24, 2007.

Management Board members did not receive any compensation for mandates on boards of our Group's own companies.

The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In 2007, service cost for the aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 94,980 for Dr. von Heydebreck and € 307,905 for Mr. Lamberti. In 2006, service cost for the aforementioned pensions was € 389,403 for Dr. Ackermann, € 112,893 for Dr. Bänziger, € 85,918 for Mr. Di Iorio, € 238,937 for Dr. von Heydebreck and € 338,710 for Mr. Lamberti.

As of December 31, 2007, the pension accounts of the current Management Board members had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 414,094 for Mr. Di Iorio and € 3,770,174 for Mr. Lamberti. As of December 31, 2006, the pension accounts had the following balances: € 3,434,713 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 79,334 for Mr. Di Iorio and € 3,352,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.

If a current Management Board member leaves office he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2007 or on December 31, 2006, was for Dr. Ackermann € 2,825,000 and for Dr. Bänziger, Mr. Di Iorio and Mr. Lamberti € 1,150,000, respectively.

If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.

Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the appointment at our initiative, without us having been entitled to revoke the appointment or give notice of the service agreement for cause. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

If a Management Board member's departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman's Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).

MANAGEMENT BOARD SHARE OWNERSHIP

As of February 29, 2008 and February 28, 2007, respectively, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board		Number of shares	Number of DB Equity Units[1]	Number of Performance Options
Dr. Josef Ackermann	2008	275,421	192,945	–
	2007	232,903	176,208	–
Dr. Hugo Bänziger	2008	31,219	103,881	–
	2007	10,734	112,114	59,286
Anthony Di Iorio	2008	16,363	69,598	–
	2007	7,330	60,234	16,676
Hermann-Josef Lamberti	2008	74,445	86,491	–
	2007	55,385	78,989	30,697
Total	**2008**	**397,448**	**452,915**	–
Total	2007	306,352	427,545	106,659

1 Including the Restricted Equity Units Dr. Bänziger and Mr. Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 397,448 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date. They held an aggregate of 306,352 of our shares on February 28, 2007, amounting to approximately 0.06 % of our shares issued on that date.

Members of the Management Board received Performance Options under the DB Global Partnership Plan in the years 2002 to 2004. Each Performance Options was accompanied by a Partnership Appreciation Right. No further Performance Options were granted after 2004. As of December 31, 2006 the current members of the Management Board held the following Performance Options:

	Exercise price in €	Number of Performance Options
Dr. Josef Ackermann	N/A	–
Dr. Hugo Bänziger	89.96	59,286
Anthony Di Iorio	89.96	6,854
	47.53	9,822
Hermann-Josef Lamberti	89.96	16,056
	76.61	14,641

N/A – Not applicable

All of the aforementioned Performance Options were exercised on May 25, 2007. The share price at exercise was € 111.46.

In 2007, compensation expense for long-term incentive components of compensation granted in the 2007 financial year and in prior years for their service on the Management Board was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio, € 1,434,133 for Dr. von Heydebreck and € 1,434,133 for Mr. Lamberti. In 2006, the corresponding compensation expense for these components was € 3,210,564 for Dr. Ackermann, € 1,440,380 for Dr. von Heydebreck and € 1,440,380 for Mr. Lamberti. Dr. Bänziger and Mr. Di Iorio joined the Management Board only in 2006 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in that year.

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.

PRINCIPLES OF THE COMPENSATION SYSTEM FOR SUPERVISORY BOARD MEMBERS

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007. The amendment was due mainly to increased requirements, developments in the Bank and within the banking industry, business practices in Germany and among the Bank's European competitors as well as the provisions of the German Corporate Governance Code. For these reasons the fixed portion of compensation was doubled. The dividend-based compensation was reduced by more than 50 %, while the threshold above which dividend-based compensation is paid was raised significantly. The compensation component linked to our long-term performance was revised: the component previously linked to the total return of shares of a group of peer companies is now based on our average earnings per share (diluted) for the three previous financial years. A corresponding threshold was also fixed for this compensation component. In addition, the increased supervisory and advisory responsibilities on the committees of a complex, global financial services company are taken into account through significantly higher rates of increment for the chairperson and membership in the committees. The Chairman of the Supervisory Board previously received three times the total compensation of a regular Supervisory Board member as well as the respective rates of increment for his work in all committees. The new compensation provisions take account of his responsibility by awarding him four times the total compensation of a regular Supervisory Board member, but exclude any rates of increment for committee work.

The following provisions apply to the 2007 financial year: compensation generally consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profit in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in the Bank's Financial Report in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting in which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a part of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee formed on October 30, 2007 waived all remuneration, including the meeting fee for such Nomination Committee.

SUPERVISORY BOARD COMPENSATION FOR FISCAL YEAR 2007

We compensate our Supervisory Board members after the end of each fiscal year. In January 2008, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2007 and their meeting fees. In addition, we will pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2007. Assuming that the Annual General Meeting in May 2008 approves the proposed dividend of €4.50 per share, the Supervisory Board will receive a total remuneration of €6,022,084 (2006: €3,388,583). Individual members of the Supervisory Board received the following compensation for the 2007 financial year (excluding statutory value added tax):

Members of the Supervisory Board	Compensation for fiscal year 2007				Compensation for fiscal year 2006			
in €	Fixed	Variable[6]	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig[1]	240,000	400,667	22,000	662,667	85,000	228,167	11,000	324,167
Heidrun Förster	210,000	350,583	16,000	576,583	60,000	169,000	16,000	245,000
Dr. Karl-Gerhard Eick	180,000	300,500	11,000	491,500	52,500	149,750	10,000	212,250
Ulrich Hartmann	120,000	200,333	9,000	329,333	37,500	111,250	9,000	157,750
Gerd Herzberg[2]	60,000	100,167	5,000	165,167	17,500	53,667	2,000	73,167
Sabine Horn	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Rolf Hunck	120,000	200,333	12,000	332,333	37,500	111,250	10,000	158,750
Sir Peter Job	180,000	300,500	16,000	496,500	45,000	130,500	16,000	191,500
Prof. Dr. Henning Kagermann	120,000	200,333	8,000	328,333	37,500	111,250	10,000	158,750
Ulrich Kaufmann	120,000	200,333	9,000	329,333	37,500	111,250	11,000	159,750
Peter Kazmierczak[3]	60,000	100,167	5,000	165,167	27,500	84,333	5,000	116,833
Maurice Lévy[4]	60,000	100,167	4,000	164,167	17,500	53,667	2,000	73,167
Henriette Mark	60,000	100,167	5,000	165,167	30,000	92,000	5,000	127,000
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Gabriele Platscher	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Karin Ruck	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Dr. Theo Siegert[5]	60,000	100,167	5,000	165,167	12,500	38,333	2,000	52,833
Tilman Todenhöfer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	60,000	100,167	4,000	164,167	30,000	92,000	5,000	127,000
Leo Wunderlich	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000
Total	**2,190,000**	**3,656,084**	**176,000**	**6,022,084**	**730,000**	**2,146,167**	**183,000**	**3,041,167**

1 New member since May 4, 2006.
2 New member since June 2, 2006.
3 New member since February 1, 2006.
4 New member since June 1, 2006.
5 New member since July 16, 2006.
6 Variable compensation for a regular member of € 100,167 is made up of a dividend-based amount of € 35,000 and an amount of € 65,167 linked to our long-term performance of the company

EMPLOYEES AND SOCIAL RESPONSIBILITY

EMPLOYEES

As of December 31, 2007, we employed a total of 78,291 staff members as compared to 68,849 as of December 31, 2006. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2007 and 2006.

Employees[1]	Dec 31, 2007	Dec 31, 2006
Germany	27,779	26,401
Europe (outside Germany), Middle East and Africa[2]	21,989	20,025
Asia/Pacific	15,080	10,723
North America[3]	13,088	11,369
Central & South America	355	331
Total employees	**78,291**	**68,849**

1 Full-time equivalent employees.
2 Includes Israel, Saudi Arabia and United Arab Emirates, formerly reported as part of Asia-Pacific.
3 Primarily the United States: North America includes Mexico, formerly reported as part of South America.

The number of our employees increased in 2007 by 9,442 or 13.7 %, to 78,291. This increase is attributable mainly to the implementation of growth initiatives including acquisitions and the related expansion in the growth markets of the world. Excluding investments and divestments, the number of our employees increased by 6,726. Furthermore, jobs were created at less expensive locations, especially in the infrastructure groups. Most of the overall expansion, over 40 %, took place in the growth markets of the Asia-Pacific region.

POST-EMPLOYMENT BENEFIT PLANS

We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.

As a matter of principle all defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

CORPORATE SOCIAL RESPONSIBILITY

For us, Corporate Social Responsibility (CSR) means acting responsibly towards shareholders and customers, as well as towards our employees and society as a whole. Applied to our business, this means that we always take into account the ecological, social and ethical aspects of our actions when we pursue our economic goals. The Bank is also engaged in a multitude of community activities that reach far beyond the world of business – through donations and sponsorships, through projects we initiate, and not least through the volunteer work of staff members. Together with its foundations and charitable organizations Deutsche Bank contributed more than € 82 m. and remained an active corporate citizen on an international level.

More information in Deutsche Bank's annual "Corporate Social Responsibility Report 2007" that can be downloaded on the Internet at www.db.com/csr.

SUBSEQUENT EVENTS

In 2008, financial markets have continued to experience the exceptionally difficult conditions that began in the second half of 2007, and which have been reflected in considerably lower volumes of business activity in the areas most directly affected. Among the principally affected areas in which the Group does business were the leveraged finance markets. In particular, deteriorating prices in these markets have made it likely that the value of the Group's leveraged lending commitments will require further write-downs if market conditions fail to improve. As of December 31, 2007, we had total exposures of € 36.2 billion in our Leveraged Finance business. The financial effect of potential further adjustments on our 2008 results will depend on exposures and conditions at the respective balance sheet dates, and is therefore not estimable at this point in time.

OUTLOOK

THE GLOBAL ECONOMY

The near-term outlook for the global economy is for somewhat slower growth than in recent years. After five years of 4.75 % average growth, global GDP is likely to expand by approximately 4 % in 2008. This development primarily reflects slowing momentum in the United States economy in the wake of the sub-prime mortgage crisis, driven by a significant correction in the real estate sector, reduced consumer spending on the back of tighter credit, and inflationary pressures caused by persistently high prices of oil and other commodities. After growing by 2.2 % in 2007, the U.S. economy will likely expand by approximately 1.5 % in 2008. The Federal Reserve has reacted by cutting interest rates, and the Government, by tax cuts to stimulate the economy. These moves may provide short-term stimulus, but they do not address structural issues in the U.S. economy, such as the low personal savings rate. The U.S. is expected to see growth of around 1.75 % in 2009, but unemployment may continue to rise.

In Europe, the strong Euro represents an additional burden. Growth in the Eurozone, at just over 1.5 %, will likely be approximately one percentage point lower than in 2007. In Europe's largest economy, Germany, the high growth rates of the past two years are unlikely to be sustained. After 2.5 % in 2007, growth is expected to be nearer 1.5 % in 2008 and 2009. In the absence of headwinds from fiscal policy, private consumption – benefiting from further improvements in the labor market – looks set to expand at the same rate as GDP for the first time in six years, making a strong contribution to growth.

The rest of the world will not fully escape the impact of economic slowdown in the U.S. In Asia, Latin America, Eastern Europe and the Middle East, growth in 2008 is forecast to be 0.5 to 0.75 percentage points lower than in 2007. Driven mainly by China and India, however, Asia's economic momentum will remain strong, thanks to structural progress. Real GDP growth in this region should be roughly 7.75 % in 2008, down from 8.25 % in 2007.

As a result of rising prices of oil, foodstuffs and other key commodities, inflation was noticeably higher in many industrialized countries at the end of 2007. Inflation exceeded 3 % in the Euro-zone and 4 % in the U.S. In 2008, price pressures should ease on the back of the economic slowdown. Inflation may, therefore, prevent the European Central Bank from joining the U.S. Federal Reserve on its course of monetary easing.

Risks for the global economy include more significant economic turbulence, sustained difficulties in global financial markets, geopolitical instability, and potential terrorist activities. These could lead to major volatility on the financial markets. Further increases in oil and other commodity prices and a persistence of the real estate and sub-prime mortgage crisis represent further risks to the global economy. These would bring with them the possibility of major dislocations in the financial sector, a recession in the U.S. and, as a result, a more significant weakening of the world economy.

THE BANKING INDUSTRY

The outlook for the banking industry will be influenced by both near-term and longer-term trends.

The wider impact of the U.S. sub-prime mortgage crisis will continue to weigh on both the world's financial markets and the banking industry worldwide, at least in the near term. Slower economic activity, turbulent financial markets, declining real estate prices and a more challenging credit environment could all adversely impact both corporate activity and private household finances, thereby impacting bank earnings.

Liquidity in short-term money markets and interbank markets became considerably tighter in the second half of 2007 and may remain so at least for the early part of 2008. The risk appetite of investors and lenders is likely to remain lower than in 2006 and the first half of 2007, which will impact the cost of credit in the financial system. As a result, volumes in certain areas of structured credit, and riskier types of debt securities, particularly securities backed by sub-prime mortgage assets, are likely to be very considerably lower. Some banks with exposure to the sub-prime mortgage sector, or to related products, including Collateralized Debt Obligations (CDOs), Residential Mortgage-Backed Securities, or to related sectors in the financial system, such as monoline insurers, saw their 2007 earnings and capital bases significantly impacted by write-downs on exposures in these areas, and could face further challenges if this environment persists.

In corporate banking, reduced risk appetite on the part of financial institutions may impact the financing of corporate activity, including takeover activity, particularly in situations requiring significant leverage. Furthermore, short-term volatility and financial market uncertainties may discourage issuance of new debt or equity. Against a backdrop of persistent investor nervousness, banks with substantial holdings of leveraged loans or loan commitments may also face challenges in placing these loans with investors. On the other hand, the global backlog of publicly-announced merger and acquisition activity, while lower than in early 2007, remains robust by historical standards, and corporate activity will remain strong in the faster-growing economies of Asia and energy-producing nations.

In retail banking, consumer and mortgage lending is likely to be impacted by more stringent risk criteria and a more challenging credit environment, particularly in mature markets with high household debt ratios and slowing or falling real estate prices. Equity market turbulence would also further discourage personal investors, impacting the sale of savings and investment products. In the majority of the emerging growth economies, however, growing personal affluence and the need to provide for retirement will positively impact both consumer lending and demand for savings and retirement products.

Banks continue to face regulatory changes arising in several areas, including the introduction of Basel II and the implementation of MiFID. Possible regulatory reactions to the recent financial market turmoil are not clearly foreseeable yet; however, in addition to self-regulatory measures, a tightening of the regulatory framework, and potential costs associated with compliance, cannot be ruled out.

Several longer-term trends, already evident in recent years, will continue to shape the outlook for the banking industry. Firstly, globalization will continue, as the world's economy becomes more integrated, trade barriers continue to fall, and fast-growing emerging economies gain in importance. Secondly, the world's capital markets will continue to grow as a means of financing commercial activity, in an environment where risk considerations constrain the expansion of bank balance sheets through traditional lending, and where investor appetite for capital market products remains high. Thirdly, invested assets continue to grow throughout the world, reflecting growing demand for private retirement funding in mature economies, and as new wealth is created in growth nations.

THE DEUTSCHE BANK GROUP

As a leading global investment bank with a substantial private client franchise, Deutsche Bank's outlook must be viewed in the context of the trends, both near-term and longer-term, described above.

In our Corporate and Investment Bank, volumes in areas of the financial markets most directly affected by market turbulence in 2007, notably structured credit and other sub-prime related areas, are likely to be considerably lower at least in the near term, for the reasons mentioned above, and by potential sustained uncertainties in global equity markets. Nevertheless, our Global Markets business benefits from a highly diversified business model, with substantial positions in emerging capital markets where the outlook for growth remains positive. Furthermore, volumes in 'flow' trading products, including foreign exchange and interest rate trading, have been high during the recent period of market turbulence and will likely continue to positively impact the outlook for Deutsche Bank's sales and trading business. Our Corporate Finance business would be negatively affected by any reduction in corporate activity and in debt and equity issuance, as mentioned above. This business would also be adversely impacted by sustained investor caution in respect of leveraged loans. Conversely, given our leading position in Europe, where we ranked first as measured by share of fee pool across equity issuance, debt issuance and M&A advisory services, we would be positively impacted by a 'flight to quality' on the part of corporate clients. Furthermore, sustained dynamism in the Asia-Pacific economies and energy-producing nations, and resulting corporate activity, positively impacts the outlook for our business. Our Global Transaction Banking business, with a strong position in Europe, will likely benefit from prior year investments in both mature and growth markets. However, revenues in some parts of this business would be impacted by lower interest rates.

In our Private Clients and Asset Management businesses, our near-term outlook is positively impacted by the integration of acquisitions made during 2006 and 2007, and by organic growth. Furthermore, the € 59 billion of net new invested assets which this business attracted during 2007 will positively impact future revenues. However, slowing economic momentum in mature economies, wariness of investors in the face of volatile equity markets, and a tighter credit environment may slow the momentum of our business with private clients. On the other hand, our investments in our network and in client acquisition in key Asian markets, notably China and India positively impact our business outlook, particularly in the longer term, as both economic conditions and investor activity remain dynamic in these markets.

Deutsche Bank strengthened its capital base in 2007, and write-downs or trading losses resulting from the market turbulence in the second half of the year were considerably lower at Deutsche Bank than at some other leading international banks. As a result, Deutsche Bank retains the potential and capital strength to continue to invest in business growth, gain market share, and thus strengthen its competitive position in core businesses. Deutsche Bank's outlook is also supported by a solid funding base, reflecting retail deposits and other high-quality sources of unsecured funding, with positive implications for access to liquidity.

In the longer term, Deutsche Bank's outlook is positively impacted by our positioning in relation to the longer-term trends shaping our environment. As globalization continues, Deutsche Bank's global network becomes an increasingly important source of advantage. We are present in 76 countries across the world, including all major emerging growth markets, and more than 70 % of our revenues in 2007 came from outside Germany. Secondly, as the world's capital markets continue to grow, our investment banking franchise becomes an increasingly valuable asset, as does our presence in important emerging capital markets. Thirdly, as invested assets grow across the world, our asset gathering platform, which had € 952 billion of assets under management at the end of 2007, also positions us for longer-term expansion in our asset gathering businesses.

As part of Phase 3 of our Management Agenda, which was launched in October 2006, we have stated our targets to deliver double-digit percentage growth in earnings per share and a sustainable pre-tax return on equity of 25 % across the business cycle. Moreover, we have provided a "vision" under which we aim to deliver pre-tax profits (using our target definition) of Euro 8.4 billion in 2008. Beginning in the second half of 2007, financial markets have experienced exceptionally difficult conditions, which have been reflected in considerably lower volumes of business activity in the areas most directly affected and concerns about slowing economic and business momentum more generally. Among the principally affected areas in which we do business have been the leveraged finance and structured credit markets. In addition to causing reduced business activity and revenues in these and other areas, continuing difficult market conditions may require us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Compensating for these negative effects on our profitability through performance in our other businesses may not be feasible, particularly if assumptions for continuing, albeit slower, economic growth in 2008 are not correct and less favorable economic conditions prevail. These circumstances would likely adversely affect our ability to achieve our pre-tax profitability objective.

CORPORATE AND INVESTMENT BANKING

Our CORPORATE BANKING AND SECURITIES (CB&S) business comprises origination, sales and trading of debt, equity and other securities, along with M&A and other corporate advisory services. In our sales and trading businesses, market volumes will likely be very considerably lower in those areas most directly affected by the sub-prime crisis, including Residential Mortgage-Backed Securities (RMBS), Collateralised Debt Obligations (CDOs) and other areas of structured credit. On the other hand, both volumes and margins in 'flow' products, including foreign exchange, government bonds, interest rate swaps and money market instruments, have increased substantially since the middle of 2007 and positively impact CIB's business outlook. Furthermore, the outlook for our sales and trading businesses is positively impacted by prior year investments in growth areas, including commodities trading and emerging market securities. Market turbulence also presents opportunities to gain share in strategically-important businesses such as prime brokerage.

The outlook for our Corporate Finance business may be impacted by lower volumes in both debt and equity issuance, reflecting the aforementioned uncertain conditions on debt and equity markets. Our leveraged finance business will also be affected by the aforementioned caution on the part of investors, with conditions substantially less favorable than in 2006 and the first half of 2007, and lower levels of highly-leveraged transaction activity on the part of financial sponsors. These factors may not only result in lower volumes of new business origination in leveraged finance, but could also impact earnings from write-downs from existing loans and loan commitments, while unsold funded loans may impact regulatory capital. On the other hand, our business outlook will be favorably impacted by the relatively robust condition of the corporate sector in key European markets including our home market, Germany; and by sustained momentum of corporate activity in high-growth emerging markets including Eastern Europe and Asia-Pacific.

The outlook for our GLOBAL TRANSACTION BANKING (GTB) business reflects several factors. The introduction of the Single European payments Area (SEPA) positively impacts our outlook, by creating the opportunity for a leading European Cash Management provider to serve clients in a changed environment. The outlook for our domestic custody and cash management businesses is positive, both in Germany and in fast-growing markets, including Asian markets. Continued growth in world trade positively impacts the outlook for our Trade Finance business; however, this may be somewhat counterbalanced by persistent weakness in the U.S. dollar exchange rate. In addition, a lower interest rate environment would adversely impact net interest income.

In the longer term, the outlook for CIB is supported by the aforementioned trend of growth in the world's capital markets, including capital markets in emerging growth regions. With a leading investment banking platform (as measured by net revenues), CIB is well-positioned to benefit from this trend.

PRIVATE CLIENTS AND ASSET MANAGEMENT

In ASSET AND WEALTH MANAGEMENT (AWM), our near-term outlook is influenced by several factors. Revenues in our retail asset management business and our real estate asset management business, may be impacted by wariness on the part of private investors in the light of recent financial market turbulence, and by pressures on the real estate sector in some major markets. Fees could also be adversely impacted by corrections in major equity markets, which would impact the performance of invested assets. Conversely, prior year investments in both product development and distribution capacity, and the € 27 billion of net new assets which Asset Management attracted during 2007 will positively impact the business outlook. In the medium and longer term, our Asset Management business is well positioned to profit from global trends, including the growth of private pensions in Europe, the creation of new wealth in emerging markets, the institutionalization of the alternative investments business, and outsourcing of investment management in the insurance sector. These trends will positively impact the outlook for Deutsche Bank's asset management business, given our strong franchise in Europe, our alternative investments platform, our investments in Asia including our partnership with Harvest Fund Management in China, together with a leading position (as measured by invested assets) in insurance asset management.

In Private Wealth Management (PWM), in the near term, the € 13 billion of net new money captured in 2007, and prior years' investments in our platform, both positively impact the outlook. On the other hand, investor nervousness in the face of continued financial market turbulence could impact this momentum, and adversely affect investment performance. In the longer term, PWM's business outlook is positively impacted by the longer-term trend for growth in invested assets around the world, notably in fast-growing emerging markets and energy-producing nations, which have seen rapid creation of new wealth and an increase in the number of high-net-worth investors. Deutsche Bank's prior-year investments in capacity in these markets, notably in Asia, and sharpened focus on collaboration between PWM and the Corporate and Investment Bank, gives us the opportunity to take advantage of this trend.

For PRIVATE & BUSINESS CLIENTS (PBC), the outlook in our home market, Germany, is positively impacted by prior year investments in distribution and in new products tailored to specific client segments. This includes the expansion of our branch network, addition of new employees and distribution partnerships. Furthermore, revenues in Germany are likely to be positively impacted by our recent acquisitions of Berliner Bank and norisbank. Berliner Bank gives us expanded presence in the Berlin area, while norisbank strengthens our consumer banking business. In European markets outside Germany, PBC's outlook is favorably impacted by investments which have expanded our operations and our distribution reach. In Poland, PBC's branch network has doubled since 2004 to 63 branches, while consumer finance is marketed through a network of 66 dedicated 'db-kredyt'-branded loan shops. In key Asian markets, PBC's outlook is favorably influenced by sustained economic growth, rising affluence and rising demand for banking services on the part of private customers. The outlook for PBC's business in these markets, predominantly China and India, is also positively impacted by PBC's recent investments. In India, PBC now serves more than 500,000 clients via 10 branches and through a network of financial agents. In China, PBC serves clients both via our partnership with Hua Xia bank, and directly, through three branches which provide customers with a comprehensive range of products. On the other hand, our brokerage business with retail investors could be negatively impacted by the aforementioned turbulent conditions on financial markets, and our consumer finance business by the possibility of a more difficult credit environment also alluded to above. Increased competitive pressure may also impact margins.

In the longer term, PBC's outlook is favorably impacted by the trend for growth in invested assets of private investors, both in response to growing requirements for private retirement planning and in response to growing personal wealth in both mature and emerging growth markets around the world.

Risk Report

RISK AND CAPITAL MANAGEMENT

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions.

RISK AND CAPITAL MANAGEMENT PRINCIPLES

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our legal, risk & capital function is closely aligned with the structure of our group divisions.
- The legal, risk & capital function is independent of our group divisions.

RISK AND CAPITAL MANAGEMENT ORGANIZATION

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group. In 2007, we merged the legal and compliance departments with the existing risk and capital management function to form an integrated legal, risk & capital function.

Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers who report directly to the Chief Risk Officer are among the voting members of our Risk Executive Committee.

Dedicated legal, risk & capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk, market risk and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards.

CATEGORIES OF RISK

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

SPECIFIC BANKING RISKS

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- CREDIT RISK arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - DEFAULT RISK is the risk that counterparties fail to meet contractual payment obligations.
  - COUNTRY RISK is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

- SETTLEMENT RISK is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- MARKET RISK arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.
- OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

REPUTATIONAL RISK

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

BUSINESS RISK

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

INSURANCE SPECIFIC RISK

Our exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007.

We also hold an equity investment in Paternoster Limited which is a regulated insurance company taking on the risks associated with companies' final salary/defined pension schemes and assuming the responsibility for paying their pensioners into the future by writing annuity contracts. We are therefore exposed to the following insurance-related risks.

- MORTALITY AND MORBIDITY RISKS – higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.
- LONGEVITY RISK – faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends
- EXPENSES – policies cost more/less to administer than expected. These are monitored by an analysis of our actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by us having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

- PERSISTENCY – higher/lower than expected percentage of lapsed policies. Our persistency rates are annually assessed by reference to appropriate risk factors.

RISK MANAGEMENT TOOLS

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

- ECONOMIC CAPITAL. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.
- EXPECTED LOSS. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed loss allowance included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.
- VALUE-AT-RISK. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.

- STRESS TESTING. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.
- REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [36] of the consolidated financial statements.

CREDIT RISK

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

- In all our group divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

CREDIT RISK RATINGS

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate all our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

MONITORING DEFAULT RISK

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

MONITORING TRADED CREDIT RISK

We monitor corporate default exposures in our developed markets' trading book with a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Positions outside of this scope continue to be risk managed by our respective credit and market risk units.

LOAN EXPOSURE MANAGEMENT GROUP

As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities increased by 23 % from € 38.3 billion as of December 31, 2006, to € 47.0 billion as of December 31, 2007.

As of year-end 2007, LEMG held credit derivatives with an underlying notional amount of € 31.6 billion. This position totaled € 24.8 billion as of December 31, 2006.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 15.3 billion of loans and lending-related commitments as of December 31, 2007, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 13.4 billion as of December 31, 2006. LEMG further mitigated € 74 million of loans and lending-related commitments as of December 31, 2007 by way of credit-linked notes. This position totaled € 121 million as of December 31, 2006. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.

Our adoption of IFRS in 2007 enabled LEMG to utilize the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this standard are met. As of December 2006, LEMG had € 33.8 billion of notional loans and commitments designated to be reported at fair value. The notional amount of loans and commitments reported at fair value increased during 2007 to € 44.7 billion as new deals were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

CREDIT EXPOSURE

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case before netting.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 37.8 billion at December 31, 2007 and € 32.3 billion at December 31, 2006, forward committed repurchase and reverse repurchase agreements of € 56.3 billion at December 31, 2007 and € 33.2 billion at December 31, 2006, "tradable assets" which include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale, of € 457.7 billion at December 31, 2007 and € 395.8 billion at December 31, 2006 as well as loans designated at fair value, of € 21.5 billion at December 31, 2007 and € 6.2 billion at December 31, 2006.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans[1]		Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Eastern Europe	4,334	2,608	1,694	1,273	1,479	827	989	742	8,496	5,450
Western Europe	141,572	131,830	47,948	52,902	29,021	28,212	47,956	29,328	266,496	242,272
Africa	747	616	224	117	801	355	595	437	2,366	1,525
Asia/Pacific	15,006	12,591	9,688	10,753	5,672	3,331	8,887	7,334	39,253	34,009
North America	37,087	30,937	68,495	75,552	12,407	10,013	37,776	19,145	155,766	135,647
Central and South America	1,754	1,538	375	628	480	308	1,035	973	3,643	3,447
Other[4]	97	74	87	107	46	–	643	253	873	434
Total	**200,597**	**180,194**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**476,894**	**422,784**

1 Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.
2 Includes Irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector		Loans[1]	Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]			Total
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Banks and insurance	12,850	12,364	28,286	35,726	11,005	8,216	61,052	37,457	113,193	93,764
Manufacturing	16,067	13,727	24,271	24,364	11,508	9,658	3,608	2,645	55,454	50,394
Households	70,863	69,583	3,784	3,730	1,724	1,228	1,497	780	77,867	75,321
Public sector	5,086	4,153	1,023	2,411	888	686	5,553	4,231	12,550	11,481
Wholesale and retail trade	8,916	10,515	5,840	5,373	3,496	2,533	854	809	19,105	19,230
Commercial real estate activities	16,476	14,042	3,144	3,560	1,902	1,933	461	540	21,983	20,075
Other[4]	70,339	55,810	62,162	66,166	19,383	18,792	24,857	11,750	176,740	152,519
Total	**200,597**	**180,194**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**476,894**	**422,784**

1 Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.
2 Includes Irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.
4 Loan exposures for Other include lease financing.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 6 % of our aggregated total credit exposure in these categories as of December 31, 2007. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

— Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
— Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

CORPORATE CREDIT EXPOSURE

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued good quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2007 compared to 2006 reflects our continued tight credit discipline.

This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2006 to 70 % at December 31, 2007.

Corporate credit exposure credit risk profile by creditworthiness category in € m.	Loans[1]		Irrevocable Lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
AAA–AA	22,765	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427
A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757
BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436
BB	26,590	26,301	25,316	26,536	9,146	6,170	10,018	5,351	71,069	64,358
B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175
CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931
Total	**120,228**	**106,494**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**396,525**	**349,084**

1 Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC Derivatives where applicable.

CONSUMER CREDIT EXPOSURE

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Consumer credit exposure Germany:	56,504	53,446	1.68 %	1.90 %	0.64 %	0.59 %
Consumer and small business financing	14,489	12,261	1.96 %	2.21 %	1.76 %	1.53 %
Mortgage lending	42,015	41,185	1.58 %	1.80 %	0.26 %	0.31 %
Consumer credit exposure outside Germany	23,864	20,253	1.24 %	1.04 %	0.55 %	0.38 %
Total consumer credit exposure[1]	**80,368**	**73,699**	**1.55 %**	**1.66 %**	**0.62 %**	**0.53 %**

1 Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.

The volume of our consumer credit exposure rose by € 6.7 billion, or 9 %, from 2006 to 2007, driven both by the volume growth of our portfolio outside Germany (up € 3.6 billion) with strong growth in Italy (up € 1.7 billion), Spain (up € 1.0 billion) and Poland (up € 608 million) as well as in Germany due to the first time consolidation of Berliner Bank (up € 1.7 billion). Total net credit costs as a percentage of total exposure increased overall compared to 2006 reflecting our strategy to invest in higher margin consumer finance business. In Germany the increase in net credit costs for the consumer and small business finance was driven by the loans acquired in the norisbank and Berliner Bank acquisitions and was only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was driven mainly by our consumer finance business in Italy. Loans delinquent by 90 days or more decreased in Germany, from 1.90 % to 1.68 % reflecting the business growth and our disciplined risk management. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

CREDIT EXPOSURE FROM DERIVATIVES

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

TREATMENT OF DEFAULT SITUATIONS UNDER DERIVATIVES

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2007.

Dec 31, 2007 in € m.	Notional amount maturity distribution Within one year	> 1 and ≤ 5 years	After five years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:							
OTC products:							
FRAs	2,528,018	136,002	514	2,664,534	1,631	(1,777)	(146)
Interest rate swaps (single currency)	10,152,957	10,751,638	8,353,640	29,258,235	289,573	(293,223)	(3,649)
Purchased interest rate options	153,287	577,440	757,539	1,488,266	34,876	–	34,876
Written interest rate options	282,071	609,398	855,179	1,746,647	–	(37,798)	(37,798)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	415,050	99,189	867	515,106	–	–	–
Purchased interest rate options	155,816	13,494	–	169,310	352	–	352
Written interest rate options	93,063	18,640	–	111,703	–	(300)	(300)
Sub-total	**13,780,263**	**12,205,800**	**9,967,738**	**35,953,801**	**326,432**	**(333,098)**	**(6,666)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	607,058	47,826	4,159	659,043	9,148	(9,077)	71
Cross currency swaps	1,797,862	569,054	379,216	2,746,132	47,709	(48,683)	(974)
Purchased foreign currency options	362,173	85,209	23,969	471,352	12,035	–	12,035
Written foreign currency options	382,422	88,371	25,449	496,242	–	(11,764)	(11,764)
Exchange-traded products:							
Foreign currency futures	9,652	597	35	10,285	–	–	–
Purchased foreign currency options	2,606	10	–	2,616	13	–	13
Written foreign currency options	1,401	–	–	1,401	–	(36)	(36)
Sub-total	**3,163,174**	**791,068**	**432,828**	**4,387,071**	**68,905**	**(69,560)**	**(655)**
Equity/index-related transactions:							
OTC products:							
Equity forward	2,816	–	–	2,816	47	(24)	23
Equity/index swaps	95,637	37,668	8,633	141,938	6,048	(5,685)	363
Purchased equity/index options	147,055	93,230	23,686	263,970	39,385	–	39,385
Written equity/index options	156,430	119,771	35,365	311,566	–	(47,533)	(47,533)
Exchange-traded products:							
Equity/index futures	42,090	–	–	42,090	–	–	–
Equity/index purchased options	182,829	63,994	9,778	256,601	20,393	–	20,393
Equity/index written options	172,540	64,863	11,967	249,370	–	(24,194)	(24,194)
Sub-total	**799,397**	**379,526**	**89,428**	**1,268,351**	**65,873**	**(77,436)**	**(11,563)**
Credit derivatives	**236,587**	**3,428,971**	**1,492,936**	**5,158,493**	**119,238**	**(106,410)**	**12,828**
Other transactions:							
OTC products:							
Precious metal trades	53,091	33,606	5,287	91,984	5,684	(4,456)	1,227
Other trades	108,803	186,371	8,565	303,739	17,831	(18,084)	(253)
Exchange-traded products:							
Futures	17,723	7,028	37	24,788	66	(87)	(22)
Purchased options	12,402	5,525	10	17,938	1,560	–	1,560
Written options	12,113	5,289	156	17,558	–	(1,712)	(1,712)
Sub-total	**204,132**	**237,819**	**14,055**	**456,006**	**25,140**	**(24,339)**	**801**
Total OTC business	**17,066,267**	**16,764,555**	**11,974,136**	**45,804,957**	**583,204**	**(584,514)**	**(1,309)**
Total exchange-traded business	**1,117,286**	**278,629**	**22,850**	**1,418,765**	**22,384**	**(26,329)**	**(3,945)**
Total	**18,183,553**	**17,043,184**	**11,996,986**	**47,223,723**	**605,588**	**(610,843)**	**(5,255)**
Positive market values after netting agreements					**120,265**		

DISTRIBUTION RISK

We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. Our largest distribution risk relates to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The potential price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.

The market dislocation in 2007 resulted in a repricing of risk and the constraint of liquidity. In turn, that led to delays in distribution of our loan and bond commitments in these businesses, and a necessity to mark-down the value of certain of these holdings.

As of December 31, 2007, we had total commitments of € 36.2 billion outstanding in our Leveraged Finance business. Thereof, € 15.3 billion were funded and € 20.9 billion unfunded. In 2007 we recorded total write downs on these positions amounting to € 759 million, net of fees and gains on sales.

COUNTRY RISK

We manage country risk through a number of risk measures and limits, the most important being:

- TOTAL COUNTERPARTY EXPOSURE. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- TRANSFER RISK EXPOSURE. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- HIGHLY-STRESSED EVENT RISK SCENARIOS. We use stress testing to measure potential risks on our trading positions and view these as market risk.

COUNTRY RISK RATINGS

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- SOVEREIGN RATING. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- TRANSFER RISK RATING. A measure of the probability of a "transfer risk event."
- EVENT RISK RATING. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a subcommittee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

COUNTRY RISK LIMITS

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

MONITORING COUNTRY RISK

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

COUNTRY RISK EXPOSURE

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure in € m.	Dec 31, 2007	Dec 31, 2006
Total net counterparty exposure	22,000	11,511
Total net counterparty exposure (excluding OTC derivatives)	16,580	8,895

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure in € m.	Dec 31, 2007	Dec 31, 2006
Africa	508	352
Asia (excluding Japan)	3,277	1,558
Eastern Europe	1,856	1,079
Latin America	658	411
Middle East	2,931	1,492
Total Emerging Markets net transfer risk exposure	**9,230**	**4,892**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

As of December 31, 2007, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 9.2 billion, an increase of 89 %, or € 4.3 billion, from December 31, 2006. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

PROBLEM LOANS

In keeping with SEC industry guidance, we continue to monitor and report problem loans.

Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

In addition, as of December 31, 2007, we had loans of € 7 million available for sale and € 1 million of lease financing transactions that were nonperforming. These amounts are not included in our total problem loans.

The following table presents the components of our December 31, 2007 and December 31, 2006 problem loans and IFRS impaired loans.

			Dec 31, 2007			Dec 31, 2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Nonaccrual loans	1,702	1,129	2,831	1,828	1,092	2,920
Loans 90 days or more past due and still accruing	30	191	220	4	181	185
Troubled debt restructurings	93	–	93	109	–	109
Total problem loans	**1,824**	**1,320**	**3,144**	**1,941**	**1,273**	**3,214**
Thereof: IFRS impaired loans	1,516	1,129	2,645	1,625	1,092	2,717

The € 70 million decrease in our total problem loans in 2007 was due to € 752 million of gross charge-offs, a € 26 million decrease as a result of exchange rate movements and a € 708 million net increase of problem loans. The reduction in problem loans is fully attributable to our individually assessed loans with gross charge-offs of € 244 million, net increases of € 153 million and a € 26 million decrease as a result of exchange rate movements. In the collectively assessed loan portfolio, charge-offs of € 508 million were more than offset by net increases of € 555 million. Included in the € 1.3 billion of collectively assessed problem loans as of December 31, 2007 are € 1.2 billion of loans that are 90 days or more past due as well as € 147 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 129 million as of December 31, 2007, an increase of € 83 million compared to December 31, 2006. Of these commitments € 1 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 3 million compared to December 31, 2006.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2007	Dec 31, 2006
Nonaccrual loans:		
German	1,913	2,167
Non-German	918	753
Total nonaccrual loans	**2,831**	**2,920**
Loans 90 days or more past due and still accruing:		
German	199	183
Non-German	21	2
Total loans 90 days or more past due and still accruing	**220**	**185**
Troubled debt restructurings:		
German	49	85
Non-German	44	24
Total troubled debt restructurings	**93**	**109**

NONACCRUAL LOANS

We place a loan on nonaccrual status if:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.

As of December 31, 2007, our nonaccrual loans totaled € 2.8 billion, a net decrease of € 89 million, or 3 %, from 2006. The net decrease in nonaccrual loans took place substantially in our individually assessed loans driven by charge-offs more than offsetting net increases, and a decrease as a result of exchange rate movements.

LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2007, our 90 days or more past due and still accruing loans increased by € 35 million, or 19 %, from 2006.

TROUBLED DEBT RESTRUCTURINGS

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2007, the volume of troubled debt restructurings decreased by € 16 million, or 15 %, from 2006.

IMPAIRED LOANS

Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

As of December 31, 2007, our impaired loans totaled € 2.6 billion, a net decrease of € 72 million, or 3 %, from 2006. The net decrease in impaired loans took place substantially in our corporate loans driven by charge-offs more than offsetting net increases and a decrease as a result of exchange rate movements.

CREDIT LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES

We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the loss amount can be made.

We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess collectively impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

INDIVIDUALLY ASSESSED LOSS ALLOWANCE

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

We regularly re-evaluate all credit exposures that have already been individually provided for, as well as all credit exposures that appear on our watchlist.

COLLECTIVELY ASSESSED LOSS ALLOWANCE

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:

- The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.
- The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.
- The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

CHARGE-OFF POLICY

When we consider that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan together with the associated allowance is charged-off.

ALLOWANCE FOR LOAN LOSSES

The following table presents the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2007		Dec 31, 2006	
German:				
Individually assessed loan loss allowance:				
Banks and insurance	–	–	–	1 %
Manufacturing	176	4 %	246	4 %
Households (excluding mortgages)	24	6 %	26	7 %
Households – mortgages	5	17 %	10	18 %
Public sector	–	2 %	–	1 %
Wholesale and retail trade	88	2 %	109	2 %
Commercial real estate activities	127	5 %	160	6 %
Other	189	6 %	172	8 %
Individually assessed loan loss allowance German total	609		723	
Collectively assessed loan loss allowance	481		443	
German total	**1,090**	**42 %**	**1,166**	**46 %**
Non-German:				
Individually assessed loan loss allowance	321		262	
Collectively assessed loan loss allowance	294		242	
Non-German total	**615**	**58 %**	**504**	**54 %**
Total allowance for loan losses	**1,705**	**100 %**	**1,670**	**100 %**
Total individually assessed loan loss allowance	930		985	
Total collectively assessed loan loss allowance	775		684	
Total allowance for loan losses	**1,705**		**1,670**	

MOVEMENTS IN THE ALLOWANCE FOR LOAN LOSSES

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**985**	**684**	**1,670**	**1,124**	**708**	**1,832**
Provision for loan losses	146	505	651	16	336	352
Net charge-offs	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(52)	(36)	(88)	(39)	(32)	(70)
Balance, end of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**

The following table sets forth a breakdown of the movements in our allowance for loan losses by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	2007	2006
Balance, beginning of year	**1,670**	**1,832**
Charge-offs:		
German:		
Banks and insurance	(1)	(2)
Manufacturing	(58)	(78)
Households (excluding mortgages)	(287)	(244)
Households – mortgages	(26)	(35)
Public sector	–	–
Wholesale and retail trade	(28)	(40)
Commercial real estate activities	(41)	(96)
Lease financing	–	–
Other	(76)	(102)
German total	(518)	(596)
Non-German:		
Excluding lease financing	(232)	(135)
Lease financing only	(2)	(1)
Non-German total	(234)	(136)
Total charge-offs	**(752)**	**(732)**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	21	19
Households (excluding mortgages)	63	46
Households – mortgages	–	8
Public sector	–	–
Wholesale and retail trade	10	9
Commercial real estate activities	9	16
Lease financing	–	–
Other	49	56
German total	153	155
Non-German:		
Excluding lease financing	71	133
Lease financing only	1	–
Non-German total	72	133
Total recoveries	**225**	**288**
Net charge-offs	**(527)**	**(444)**
Provision for loan losses	651	352
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(88)	(70)
Balance, end of year	**1,705**	**1,670**
Percentage of total net charge-offs to average loans for the year	0.28 %	0.25 %

Our allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported for the end of 2006.

Our gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3 %, from 2006. Of the charge-offs for 2007, € 244 million were related to our corporate credit exposure, and € 508 million were related to our consumer credit exposure.

Our provision for loan losses in 2007 was € 651 million, up € 299 million, or 85 %, primarily related to a single counterparty relationship in our Corporate and Investment Bank Group Division and our consumer finance growth strategy. In 2007, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6 %, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate movements and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by our smaller-balance standardized homogeneous loan portfolio.

Our allowance for loan losses as of December 31, 2006 was € 1.7 billion, a 9 % decrease from the € 1.8 billion reported for the beginning of 2006. The reduction in our allowance was principally due to charge-offs exceeding our provisions.

Our gross charge-offs amounted to € 732 million in 2006. Of the charge-offs for 2006, € 272 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios, and € 460 million were related to our consumer credit exposure.

Our provision for loan losses in 2006 was € 352 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our individually assessed loan loss allowance was € 985 million as of December 31, 2006. The € 139 million decrease in 2006 is comprised of net charge-offs of € 116 million and a provision of € 16 million, and a € 39 million decrease from currency translation and unwinding effects. Notably, the individually assessed loan loss allowance was the largest component of our total allowance for loan losses.

Our collectively assessed loan loss allowance totaled € 684 million as of December 31, 2006, slightly below the level reported for the beginning of 2006 (€ 708 million). Movements in this component include € 336 million provision being offset by € 328 million net charge-offs, and a € 32 million net reduction due to exchange rate movements and unwinding effects.

NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2007, 36 % of our total allowance was attributable to international clients.

in € m.	2007	2006
Balance, beginning of year	**504**	**476**
Provision for loan losses	316	60
Net charge-offs	(162)	(3)
Charge-offs	(234)	(136)
Recoveries	72	133
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(43)	(29)
Balance, end of year	**615**	**504**

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	**127**	**129**	**256**	**184**	**132**	**316**
Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	7	3	10	1	–	1
Exchange rate changes	(1)	(8)	(8)	(2)	(5)	(7)
Balance, end of year	**101**	**118**	**219**	**127**	**129**	**256**

SETTLEMENT RISK

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

MARKET RISK

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- Interest rate risk ;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

MARKET RISK MANAGEMENT FRAMEWORK

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric we use in the management of our trading market risks. Our risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from our trading activities.

Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for our consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).

SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

-- CONSOLIDATION. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. We do not consolidate insurance companies or companies outside the finance sector.
-- OVERALL MARKET RISK POSITION. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
-- DEFINITION OF TRADING ASSETS AND NONTRADING ASSETS. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under IFRS. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under IFRS. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under IFRS.

VALUE-AT-RISK ANALYSIS

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

Our value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation.

We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, we integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in our credit trading business, into the Monte Carlo simulation.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

BACK-TESTING

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

STRESS TESTING AND ECONOMIC CAPITAL

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme market scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the non-trading portfolios.

Our stress test scenarios include:

- Price and volatility risks for interest rates (including credit spreads), equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, increases in interest rates and currency devaluations.
- Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). The economic capital methodology takes into account liquidity shocks that may affect the market and have an impact on the price of certain assets, especially more complex and structured products.

Our economic capital usage for market risk arising from the trading units totaled € 1.8 billion at year-end 2007, which is higher than the € 1.6 billion at year-end 2006 due to the changes in the risk profile held.

LIMITATIONS OF OUR PROPRIETARY RISK MODELS

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

We acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

VALUE-AT-RISK OF THE TRADING UNITS OF OUR CORPORATE AND INVESTMENT BANK GROUP DIVISION

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Average	85.6	69.5	(57.7)	(49.2)	61.5	51.0	55.6	41.7	15.3	14.1	11.0	11.8
Maximum	118.8	82.0	(76.8)	(65.5)	95.9	66.1	90.5	60.2	28.9	46.2	18.0	25.0
Minimum	66.5	58.3	(40.4)	(38.5)	42.7	42.1	43.5	31.4	5.9	4.5	5.7	5.2
Year-end	100.6	76.9	(59.7)	(44.0)	90.8	50.3	49.5	53.0	11.3	12.2	8.7	5.4

The following graph shows the daily aggregate value-at-risk of our trading units in 2007, including diversification effects, and actual income of the trading units throughout the year.

INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2007

in € m.


Income of Trading Units
350
300
250
200
150
100
50
0
(50)
(100)
Value-at-Risk
(150)
(200)
(250)
(300)
(350)
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07

Our value-at-risk for the trading units remained within a band between € 67 million and € 119 million. The average value-at-risk in 2007 was € 86 million, which is 23 % above the 2006 average of € 69 million.

Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The maximum value-at-risk for the full year 2007 was € 119 million. This was recorded towards the middle of the third quarter and reflects, among other things, our deliberate decision at that time to buy option protection against falling markets, leading to increased volatility risk and time decay.

Our trading units achieved a positive actual income for over 87 % of the trading days in 2007 (over 96 % in 2006). On 10 trading days in 2007 we recognized a loss that exceeded the value-at-risk estimate for that day while this did not occur on any day in 2006.

In our regulatory back-testing in 2007, we observed 12 outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme events outside standard market conditions, we are also re-evaluating our modeling assumptions and parameters for potential improvements in unusual market conditions, such as those observed in the last two quarters of 2007. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we are confident that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following histogram illustrates the distribution of actual daily income of our trading units in 2007. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the summer of 2007.

INCOME OF TRADING UNITS IN 2007

in € m.


Days
25
20
15
10
5
0
Below (200)
(200) to (190)
(190) to (180)
(180) to (170)
(170) to (160)
(160) to (150)
(150) to (140)
(140) to (130)
(130) to (120)
(120) to (110)
(110) to (100)
(100) to (90)
(90) to (80)
(80) to (70)
(70) to (60)
(60) to (50)
(50) to (40)
(40) to (30)
(30) to (20)
(20) to (10)
(10) to 0
0 to 10
10 to 20
20 to 30
30 to 40
40 to 50
50 to 60
60 to 70
70 to 80
80 to 90
90 to 100
100 to 110
110 to 120
120 to 130
130 to 140
140 to 150
150 to 160
160 to 170
170 to 180
180 to 190
190 to 200
Over 200

MARKET RISK IN OUR NONTRADING PORTFOLIOS

The market risk in our nontrading portfolios, as measured by economic capital, increased from € 1.4 billion at year-end 2006 to € 1.7 billion at year-end 2007.

MANAGEMENT OF OUR NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Our dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of our nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS

Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage our nontrading market risk. As an example, for our industrial holdings we apply individual price shocks between 23 % and 51 %, which are based on historically-observed market moves. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100 %, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital".

NONTRADING MARKET RISK BY RISK CLASS

The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

NONTRADING MARKET RISK BY GROUP DIVISION

There is nontrading market risk held and managed in each of our group divisions. Our nontrading market risk, as measured by economic capital, in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. Our Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in our Private Clients and Asset Management Group Division primarily arises from proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.

CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS

The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2007	Dec 31, 2006[1]	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	5.1	5.0	0.1	0.2
Other corporate investments	3.3	2.8	0.7	0.6
Alternative assets:	3.9	2.6	0.9	0.6
Principal investments	1.6	1.2	0.5	0.4
Real estate	2.0	1.1	0.3	0.1
Hedge funds[2]	0.3	0.3	0.0	0.0
Total	**12.3**	**10.4**	**1.7**	**1.4**

1 Revised carrying values and economic capital usages reflecting the adoption of IFRS accounting standards.
2 There is a small economic capital usage of € 46 million as of December 31, 2007 and € 40 million as of December 31, 2006.

Our economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24 %, above our economic capital usage at year-end 2006. This increase primarily reflects the increased risk of our alternative assets portfolio.

— MAJOR INDUSTRIAL HOLDINGS. Our economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year's economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.
— OTHER CORPORATE INVESTMENTS. Our economic capital usage of € 729 million for our other corporate investments at year-end 2007 continued to be driven by our mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.
— ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division's purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

MAJOR INDUSTRIAL HOLDINGS

The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2007, and the corresponding holdings at year-end 2006. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Daimler AG	Germany	4.4	4.4	2,967	2,103
Allianz SE	Germany	1.7	2.2	1,154	1,494
Linde AG	Germany	5.2	7.8	789	983
EADS N.V.	Netherlands	0.8	–	133	–
Other	N/M	N/M	N/M	37	394
Total				**5,081**	**4,975**

N/M – Not meaningful

LIQUIDITY RISK

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2007.

LIQUIDITY RISK MANAGEMENT FRAMEWORK

Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the Capital and Risk Committee. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (asset liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (funding matrix) on our balance sheet and our Issuance Strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. Our scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.

SHORT-TERM LIQUIDITY

Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard our access to liquidity.

UNSECURED FUNDING

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect our access to unsecured funding at attractive levels.

ASSET LIQUIDITY

The asset liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. Also to support our liquidity profile in case of potential deteriorating market conditions, as seen globally in the second half of 2007, we increased these dedicated portfolios by € 7.8 billion to € 25.4 billion as of December 31, 2007.

FUNDING DIVERSIFICATION

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail, small/mid-cap and fiduciary deposits, and long-term capital markets funding. Other customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2007 and December 31, 2006, both in euro billion and as a percentage of our total external unsecured liabilities.

EXTERNAL UNSECURED LIABILITIES BY PRODUCT

in € bn.


Dec 31, 2007: total € 524 billion
Dec 31, 2006: total € 465 billion
150
100
50
0
131
106
25%
23%
12
11
2%
2%
103
81
20%
17%
22
18
4%
4%
120
102
23%
22%
24
14
5%
3%
40
61
8%
13%
39
33
7%
7%
33
39
6%
8%
Retail Deposits
Small/Mid Cap*
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD**

* Refers to deposits by small and medium-sized German corporates.

** Commercial Paper/Certificates of Deposit with a maturity of one year or less.

FUNDING MATRIX

We have mapped all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

In 2007, Treasury issued capital market instruments with a total value of approximately € 44.6 billion, revised upwards from an original target of € 23 billion. This increased capital market issuance was one of a series of measures taken in response to the deteriorating market conditions in the second half of the year to enhance our strong liquidity position, fund existing commitments, facilitate new business and prepare for contingencies.

For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.

STRESS TESTING AND SCENARIO ANALYSIS

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch, September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. The scenarios also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and systemic shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay on liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input when defining our target liquidity risk position. The analysis is performed monthly.

The following table is illustrative of our stress testing results as of December 31, 2007. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1] (in € bn.)	Gap closure[2] (in € bn.)	Liquidity impact[3]
Market risk	5.5	98.9	Improves over time
Emerging markets	27.7	117.1	Improves over time
Systemic shock	20.4	70.9	Temporary disruption
Operational risk	13.9	106.7	Temporary disruption
1 notch downgrade	28.1	129.3	Improves over time
3 notch downgrade	108.6	129.3	Improves and stabilizes

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

CAPITAL MANAGEMENT

Treasury manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on BIS and economic capital. Under Basel I, our target range for the BIS Tier 1 capital ratio was 8-9 %; prospectively, this same range is targeted under Basel II, with effect from January 1, 2008.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows us to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2 % of our share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under our share buy-back programs.

We issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.

An innovation in 2007 was our first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at our sole discretion, providing dynamic capital to match against Basel II's rating-sensitive measurement of our risk position. We placed two issues in 2007, with volumes of € 200 million and U.S.$ 800 million, respectively.

OPERATIONAL RISK

We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

ORGANIZATIONAL SET-UP

Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with the divisional and regional structure of Deutsche Bank, oversee and support the implementation of the operational risk framework within the Bank. The central methodology team develops and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach (AMA) methodology. This also includes monitoring of regulatory requirements, performing value-added analysis and establishing loss thresholds.

MANAGING OUR OPERATIONAL RISK

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform bottom-up "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
- We capture and monitor key operational risk indicators in our tool "db-Score".
- We capture action points resulting from "self-assessments" or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an ongoing basis.

In 2007, we further refined our methodology for calculating economic capital for operational risk and, in December 2007, received approval by the BaFin to use the Advanced Measurement Approach (AMA).

Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity) we seek to optimize the management of operational risk. Future operational risks, identified through forward-looking analysis, are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

OVERALL RISK POSITION

The table below shows our overall risk position at year-end 2007 and 2006 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2007	Dec 31, 2006
Credit risk	8,506	7,351
Market risk[1]:	3,481	2,994
Trading market risk	1,763	1,605
Nontrading market risk[1]	1,718	1,389
Operational risk	3,974	3,323
Diversification benefit across credit, market and operational risk	(2,651)	(2,158)
Sub-total credit, market and operational risk	13,310	11,509
Business risk	301	226
Total economic capital usage[1]	**13,611**	**11,735**

1 Revised economic capital usage for 2006 reflecting the adoption of IFRS accounting standards.

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

As of December 31, 2007, our economic capital usage totaled € 13.6 billion, which is € 1.9 billion, or 16 %, above the € 11.7 billion economic capital usage as of December 31, 2006.

The € 1.2 billion, or 16 %, increase in credit risk economic capital usage primarily reflects the volume growth in derivatives and in lending-related credit risk, primarily in our Corporate Banking & Securities corporate division.

Our economic capital usage for market risk increased by € 487 million, or 16 %, to € 3.5 billion as of December 31, 2007. This increase was mainly driven by nontrading market risk, which increased by € 329 million, or 24 %, primarily reflecting the increased risk of our alternative assets portfolio. Trading market risk economic capital increased by € 158 million, or 10 %, compared to December 31, 2006, due to the changes in the risk profile held.

Our economic capital usage for operational risk increased by € 651 million, or 20 %, to € 4.0 billion as of December 31, 2007. The increase in operational risk economic capital is driven by two factors. One is due to methodology enhancements, in particular an improved modeling of the Qualitative Adjustment ("QA"). We estimate that the operational risk economic capital would have amounted to € 3.8 billion as of December 31, 2006, had we applied the new QA methodology. The second factor is an enhanced representation of our risk profile due to an extended time series of historic internal and external losses.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 493 million, or 23 %, to € 2.7 billion as of December 31, 2007. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.

The table below shows the economic capital usage of our business segments as of December 31, 2007.

Dec 31, 2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[1]
in € m.	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total Economic Capital Usage	10,533	430	10,963	871	1,566	2,437	207	13,611

1 Including € 5 million of Consolidation & Adjustments.

The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Consolidated Financial Statements 02 //

Consolidated Statement of Income

in € m.	[Notes]	2007	2006
Interest and similar income	[3]	67,706	58,275
Interest expense	[3]	58,857	51,267
Net interest income	[3], [6]	**8,849**	**7,008**
Provision for credit losses	[16]	612	298
Net interest income after provision for credit losses		**8,237**	**6,710**
Commissions and fee income	[4]	12,289	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[5], [6]	7,175	8,892
Net gains (losses) on financial assets available for sale	[7]	793	591
Net income (loss) from equity method investments	[14]	353	419
Other income	[8]	1,286	389
Total noninterest income		**21,896**	**21,486**
Compensation and benefits	[31], [32]	13,122	12,498
General and administrative expenses	[9]	7,954	7,069
Policyholder benefits and claims	[40]	193	67
Impairment of intangible assets	[21]	128	31
Restructuring activities	[25]	(13)	192
Total noninterest expenses		**21,384**	**19,857**
Income before income tax expense		**8,749**	**8,339**
Income tax expense	[33]	2,239	2,260
Net income		**6,510**	**6,079**
Net income attributable to minority interest		36	9
Net income attributable to Deutsche Bank shareholders		6,474	6,070

EARNINGS PER COMMON SHARE

in €	[Notes]	2007	2006
Earnings per common share:	[10]		
Basic		13.65	12.96
Diluted[1]		13.05	11.48
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding		474.2	468.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		496.1	521.2

1 Including numerator effect of assumed conversions. For further detail please refer to Note [10].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2007	2006
Net income recognized in the income statement	**6,510**	**6,079**
Net gains (losses) not recognized in the income statement, net of tax		
Unrealized gains (losses) on financial assets available for sale:		
Unrealized net gains (losses) arising during the period, before tax	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(793)	(651)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:		
Unrealized net gains (losses) arising during the period, before tax	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	13	(8)
Foreign currency translation:		
Unrealized net gains (losses) arising during the period, before tax	(1,696)	(708)
Net reclassification adjustment for realized net (gains) losses, before tax	(5)	8
Tax on items taken directly to equity or reclassified from equity	215	(25)
Total net gains (losses) not recognized in the income statement, net of tax	**(1,263)**	**(351)**
Total recognized income and expense	**5,247**	**5,728**
Attributable to:		
Minority interest	43	6
Deutsche Bank shareholders	5,204	5,722

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2007	Dec 31, 2006
Assets:			
Cash and due from banks		8,632	7,008
Interest-earning deposits with banks		21,615	19,199
Central bank funds sold and securities purchased under resale agreements	[18]	13,597	14,265
Securities borrowed	[18]	55,961	62,943
Financial assets at fair value through profit or loss of which € 158 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2007 and December 31, 2006, respectively	[11], [18], [35]	1,474,103	1,104,650
Financial assets available for sale of which € 17 million and € 23 million were pledged to creditors and can be sold or repledged at December 31, 2007 and 2006, respectively	[13], [18]	42,294	38,037
Equity method investments	[14]	3,366	2,541
Loans	[15], [16]	198,892	178,524
Premises and equipment	[19]	2,409	3,241
Goodwill and other intangible assets	[21]	9,383	8,612
Other assets	[22], [23]	182,897	139,021
Income tax assets	[33]	2,428	2,120
Deferred tax assets	[33]	4,772	4,332
Total assets		**2,020,349**	**1,584,493**

Liabilities and equity:			
Deposits	[24]	457,946	411,916
Central bank funds purchased and securities sold under repurchase agreements	[18]	178,741	102,200
Securities loaned	[18]	9,565	21,174
Financial liabilities at fair value through profit or loss	[11], [35]	966,177	694,619
Other short-term borrowings	[26]	53,410	48,433
Other liabilities	[23]	171,509	144,129
Provisions	[25]	1,295	1,768
Income tax liabilities	[33]	4,515	4,033
Deferred tax liabilities	[33]	2,124	2,285
Long-term debt	[27]	126,703	111,363
Trust preferred securities	[27]	6,345	4,771
Obligation to purchase common shares	[28]	3,553	4,327
Total liabilities		**1,981,883**	**1,551,018**
Common shares, no par value, nominal value of € 2.56	[29]	1,358	1,343
Additional paid-in capital	[30]	15,808	15,246
Retained earnings	[30]	25,116	20,451
Common shares in treasury, at cost	[29]	(2,819)	(2,378)
Equity classified as obligation to purchase own shares	[28]	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains on financial assets available for sale, net of applicable tax and other	[30]	3,635	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(52)	(45)
Foreign currency translation, net of tax	[30]	(2,450)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	1,133	2,403
Total shareholders' equity		**37,044**	**32,758**
Minority interest	[30]	1,422	717
Total equity	[30]	**38,466**	**33,475**
Total liabilities and equity		**2,020,349**	**1,584,493**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2007	2006
Net Income	**6,510**	**6,079**
Cash flows from operating activities:		
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	651	352
Restructuring activities	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,907)	(913)
Deferred income taxes, net	(918)	165
Impairment, depreciation and other amortization, and accretion	1,731	1,355
Share of net income from equity method investments	(358)	(207)
Income adjusted for non cash charges, credits and other items	**5,696**	**6,861**
Adjustments for net increase/decrease/change in operating assets and liabilities:		
Interest-earning time deposits with banks	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,146	(11,394)
Trading assets	(302,932)	(87,409)
Other financial assets at fair value through profit or loss (excl. investing activities)	(75,775)	(19,064)
Loans	(22,185)	(14,403)
Other assets	(42,674)	(30,083)
Deposits	47,464	35,720
Trading liabilities	205,814	25,243
Other financial liabilities at fair value through profit or loss (excl. financing activities)	70,232	41,518
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	69,072	18,955
Other short-term borrowings	6,531	7,452
Other liabilities	21,133	30,079
Senior long-term debt	22,935	10,480
Other, net	(1,255)	527
Net cash provided by operating activities	**16,790**	**11,164**
Cash flows from investing activities:		
Proceeds from:		
Sale of financial assets available for sale (incl. at fair value through profit or loss)	12,470	11,952
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	8,179	6,345
Sale of equity method investments	1,331	3,897
Sale of premises and equipment	987	123
Purchase of:		
Financial assets available for sale (incl. at fair value through profit or loss)	(25,230)	(22,707)
Equity method investments	(1,265)	(1,668)
Premises and equipment	(675)	(606)
Net cash paid for business combinations/divestitures	(648)	(1,120)
Other, net	463	314
Net cash used in investing activities	**(4,388)**	**(3,470)**
Cash flows from financing activities:		
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	429	976
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(2,809)	(1,976)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,874	1,043
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(420)	(390)
Common shares issued under share-based compensation plans	389	680
Purchases of treasury shares	(41,128)	(38,830)
Sale of treasury shares	39,729	36,380
Dividends paid to minority interests	(13)	(26)
Increase in minority interests	585	130
Cash dividends paid	(2,005)	(1,239)
Net cash used in financing activities	**(3,369)**	**(3,252)**
Net effect of exchange rate changes on cash and cash equivalents	**(289)**	**(510)**
Net increase in cash and cash equivalents	8,744	3,932
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,098	17,354
Net cash provided by operating activities include		
Income taxes paid, net	2,806	3,102
Interest paid	58,097	49,921
Interest and dividends received	67,706	58,275
Cash and cash equivalents comprise		
Cash and due from banks	8,632	7,008
Interest earning demand deposits with banks (not included: time deposits of 4,149 € m. at December 31, 2007 and 8,853 € m. at December 31, 2006)	17,466	10,346
Total	**26,098**	**17,354**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Notes to the Consolidated Income Statement

Notes to the Consolidated Balance Sheet

Additional Notes

[1] SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [2].

The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). Since the Group does not use the "carve-out" relating to hedge accounting included in IAS 39, "Financial Instruments: Recognition and Measurement," as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, "Insurance Contracts", the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts.

The following is a description of the significant accounting policies of the Group. These policies have been consistently applied for 2006 and 2007.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

TRANSITION TO IFRS

FIRST-TIME APPLICATION OF IFRS

Until December 31, 2006 the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The Group followed the provisions of IFRS 1, "First Time Adoption of IFRS", in preparing its opening IFRS balance sheet as of the date of transition, January 1, 2006. Certain of the Group's IFRS accounting policies used for this opening balance sheet differed from its U.S. GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as of January 1, 2006. This is the effect of the general rule of IFRS 1 which is to apply IFRS retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group's first time adoption decisions regarding these exemptions are detailed below. Other options available under IFRS 1, which are not discussed here, are not material to the Group's business.

BUSINESS COMBINATIONS: The Group elected not to apply IFRS 3, "Business Combinations", retrospectively to business combinations prior to the date of transition.

FAIR VALUE OR REVALUATION AS DEEMED COST: At transition, the Group took the carrying values of all items of property, plant and equipment on the date of transition under U.S. GAAP as their deemed cost, which is cost less accumulated depreciation.

EMPLOYEE BENEFITS: At transition, the Group recognized all cumulative actuarial gains and losses on defined benefit pension schemes and other post retirement benefits in shareholders' equity.

CUMULATIVE TRANSLATION DIFFERENCES: At transition, the Group elected to reset the cumulative foreign currency translation adjustment arising from the translation of foreign operations to zero.

DESIGNATION OF PREVIOUSLY RECOGNIZED FINANCIAL INSTRUMENTS: At transition, the Group classified certain of its previously recognized financial assets and liabilities at either fair value through profit or loss or as available for sale, as appropriate, under the provisions of IAS 39, "Financial Instruments: Recognition and Measurement".

SHARE-BASED PAYMENT TRANSACTIONS: The Group adopted IFRS 2, "Share-based Payment", with effect from November 7, 2002.

FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS OR FINANCIAL LIABILITIES AT INITIAL RECOGNITION: The Group elected to apply provisions of IAS 39, "Financial Instruments: Recognition and Measurement", which require deferral of trade date profit on financial instruments carried at fair value where the amount is derived from unobservable parameters or prices, from October 25, 2002.

DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES: The Group elected only to apply the derecognition provisions of IAS 39, "Financial Instruments: Recognition and Measurement", prospectively for transactions occurring on or after January 1, 2004.

EFFECT OF THE TRANSITION TO IFRS

A description of the differences between the Group's U.S. GAAP and IFRS accounting policies is presented in Note [44]. Reconciliations of the Group's balance sheets prepared under U.S.GAAP and IFRS as of January 1, 2006 and December 31, 2006 are also presented in Note [44]. Reconciliations of the Group's income statements for the year ended December 31, 2006 prepared in accordance with U.S. GAAP and IFRS, as well as a reconciliation of shareholders' equity as of January 1, 2006 and December 31, 2006 prepared under U.S. GAAP and IFRS, are also presented in Note [44]. As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the transition from U.S. GAAP to IFRS were identified and made to the previously unaudited IFRS financial information presented in the Group's Transition Report and subsequent Interim Reports. The effect of these adjustments is included in the reconciliations presented in Note [44].

PRINCIPLES OF CONSOLIDATION

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

SUBSIDIARIES

The Group's subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.

The Group sponsors the formation of special purpose entities for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group will reassess consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or the substance of the relationship between the Group and an SPE changes due to current market conditions or any other factors so that there are new activities between the Group and the SPE which were not foreseen originally. Factors indicating a change in the substance of the relationship between the Group and the SPE include, but are not limited to, the following:

- changes in the Group's ownership interest in the SPE;
- changes in contractual or governance arrangements of the SPE;
- additional activities undertaken in the structure; for example, providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
- changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group will reassess the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, are used in the reassessment of consolidation conclusions.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as capital issuances.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform with the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group's interest in the investee.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly-controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period-end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

INTEREST, FEES AND COMMISSIONS

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.

NET INTEREST INCOME – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

COMMISSION AND FEE INCOME – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. Where there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to those commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be divided up and allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount left over after allocating an appropriate amount of revenue to all the other components.

FINANCIAL ASSETS AND LIABILITIES

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition in the balance sheet and not subsequently changed.

Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and are presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, that do not meet the definition of trading assets and liabilities, are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

LOAN COMMITMENTS

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial assets/liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, for these off-balance sheet loan commitments, the Group does not recognize and measure changes in fair value that result from changes in market interest rate or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions" below, these off-balance sheet loan commitments are assessed individually and, where appropriate, collectively, for impairment.

LOANS

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.

Loans are initially recognized at fair value, representing the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

Financial assets that are not classified at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section of the Note 'Impairment of financial assets classified as Available for Sale'. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale financial asset as part of the overall gain or loss on sale.

FINANCIAL LIABILITIES

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

DETERMINATION OF FAIR VALUE

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the Bank's own credit risk in relation to financial liabilities).

RECOGNITION OF TRADE DATE PROFIT

Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using systematic methods over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans intended for sale. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest income and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

EMBEDDED DERIVATIVES

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract is accounted for at amortized cost. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

HEDGE ACCOUNTING

Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of the fair value adjustments made to the hedging instrument and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument (basis adjustment) is amortized to interest income or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other income and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when it is no longer probable that the forecast transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other income in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:

- objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ('a loss event');
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
- a reliable estimate of the amount can be made.

IMPAIRMENT OF LOANS AND PROVISION FOR OFF-BALANCE SHEET POSITIONS

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss was recognized in the income statement.

DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

FINANCIAL ASSET DERECOGNITION

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

SECURITIZATION

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss if the transferred assets were classified as financial assets at fair value through profit or loss.

DERECOGNITION OF FINANCIAL LIABILITIES

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are initially recognized at fair value being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset, with the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.

PREMISES AND EQUIPMENT

Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other income.

Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

INVESTMENT PROPERTY

The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. Where the Group applies this specific election, it engages external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition, over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed annually for impairment, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are:

— Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);
— Global Transaction Banking;
— Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);
— Private & Business Clients; and
— Corporate Investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the amount of the investments and is reviewed annually for impairment, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included within the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer related intangible assets that have a finite useful life are amortized over periods of between one and 20 years on a straight-line basis based on the expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after the software is ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognized is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized, its rate of amortization is chosen by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.

FINANCIAL GUARANTEES

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given, which is likely to be the premium received. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation arising as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

LEASING TRANSACTIONS

LESSOR

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

LESSEE

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

SALE-LEASEBACK ARRANGEMENTS

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. Where it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

EMPLOYEE BENEFITS

PENSION BENEFITS

The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, early retirement, salary increases and interest and inflation rates. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10 % of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10 % of the fair value of any plan assets at that date. The Group's defined benefit plans are usually funded.

OTHER POST-RETIREMENT BENEFITS

In addition, the Group's affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10 % "corridor" approach.

SHARE-BASED COMPENSATION

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

OBLIGATIONS TO PURCHASE COMMON SHARES

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

INCOME TAXES

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (i) they arise from the same tax reporting entity or tax group of reporting entities, (ii) they relate to the same tax authority, (iii) the legally enforceable right to offset exists and (iv) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in jointly controlled entities except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price.

If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces the Group's liability to the policyholder.

PROVISIONS

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (e.g., because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.

STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

INSURANCE

The Group's insurance business issues two types of contracts:

INSURANCE CONTRACTS – these are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

NON-PARTICIPATING INVESTMENT CONTRACTS ("INVESTMENT CONTRACTS") – these contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

INSURANCE CONTRACTS

Premiums on long-term insurance contracts are recognized as income when received. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

For existing business, the deferred policy acquisition costs are immaterial to the insurance business.

INVESTMENT CONTRACTS

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

REINSURANCE

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

IFRS 7

In August 2005, the IASB issued IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7"). The standard replaces IAS 30, "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and the disclosure requirements in the former version of IAS 32, "Financial Instruments: Disclosure and Presentation". It requires disclosure of the significance of financial instruments for an entity's financial position and performance, of qualitative and quantitative information about exposure to credit, liquidity and market risk arising from financial instruments, and how the entity manages those risks. IFRS 7 is effective for fiscal years beginning on or after January 1, 2007. The adoption of IFRS 7 only had disclosure impacts for the Group's consolidated financial statements.

IAS 1

In addition to IFRS 7, in August 2005, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements: Capital Disclosures" ("IAS 1"). It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for fiscal years beginning on or after January 1, 2007. The adoption of IAS 1 only had disclosure impacts for the Group's consolidated financial statements.

IFRS 8

In November 2006, the IASB issued IFRS 8, "Operating Segments" ("IFRS 8"), which defines requirements for the disclosure of financial information of an entity's operating segments. IFRS 8 replaces IAS 14, "Segment Reporting". It follows the management approach which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision-maker, in order to allocate resources to a segment and to assess its performance. IFRS 8 is effective for fiscal years beginning on or after January 1, 2009, although earlier application is permitted. The Group adopted IFRS 8 from January 1, 2007. Therefore, the operating segment comparative information contained in the Group's consolidated financial statements for the year ending December 31, 2006 has been presented under the IFRS 8 requirements.

NEW ACCOUNTING PRONOUNCEMENTS

IFRIC 14

In July 2007, the International Financial Reporting Interpretations Committee ("IFRIC") issued interpretation IFRIC 14, "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" ("IFRIC 14"). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, "Employee Benefits," on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. While approved by the IASB, the interpretation has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRIC 14 will have on its consolidated financial statements.

IFRS 3 AND IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.

IAS 32 AND IAS 1

In February 2008, the IASB issued amendments to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements": "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

[2] BUSINESS SEGMENTS AND RELATED INFORMATION

The following segment information has been prepared in accordance with IFRS 8, "Operating Segments," which defines requirements for the disclosure of financial information of an entity's operating segments. It follows the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

BUSINESS SEGMENTS

The business segments identified by the Group represent the organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2007, the group divisions and corporate divisions were:

The CORPORATE AND INVESTMENT BANK (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities ("CB&S") and Global Transaction Banking ("GTB").

- CB&S is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management ("AWM") and Private & Business Clients ("PBC").

- AWM is comprised of the business divisions Asset Management ("AM"), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management ("PWM"), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year's presentation, or from acquisitions and divestitures.

Management responsibilities changed in the first quarter of 2007 for certain transaction management functions which were organizationally aligned with, and provide trading support to, the Global Markets business division in CIB. The following describes acquisitions and divestitures with a significant impact on the Group's segment operations:

- In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included within the CB&S Corporate Division.
- In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group's strategic partner, Anima S.G.R.p.A. The business was included within the AWM Corporate Division.
- In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included within the AWM Corporate Division.
- In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. The client transition is expected to be completed in April 2008. The business will be included within the GTB Corporate Division.
- In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals LLC, a privately-held operator of port terminal facilities in North America. The acquisition was the seed asset for the North America Infrastructure Fund and is included in the AWM Corporate Division. The company was deconsolidated effective October 9, 2007 after a partial sale into the fund for which it was acquired.
- In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included within the AWM Corporate Division.
- In April 2007, AM reached an agreement with shareholders of Harvest Fund Management, a mutual fund manager in China, to increase its stake to 30 %. The business is included within the AWM Corporate Division.
- In January 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was part of the PBC Corporate Division.
- In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the CB&S Corporate Division.
- In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the PBC Corporate Division. The acquisition expands the Group's market share in the retail banking sector of the German capital.

- In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the PBC Corporate Division.
- In October 2006, the Group announced the acquisition of the UK wealth manager, Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM's strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
- In October 2006, the Group sold 49 % of its BankAmericard operation to ICBPI.
- In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the AWM Corporate Division.
- In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the GTB Corporate Division.
- In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in CB&S Corporate Division.
- In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the CI Group Division.

MEASUREMENT OF SEGMENT PROFIT OR LOSS

Segment reporting under IFRS 8 requires a presentation of the segment results based on management reporting methods with a reconciliation between the results of the business segments and the consolidated financial statements. The Group reports this reconciliation within the "Consolidation & Adjustments" section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are only established on rare occasions and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (e.g., for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment's allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These include:

- AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS Tier 1 ratio of 8.5 %, which represents the mid-point of the Group's Tier 1 target range of between 8.0 % and 9.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
- RETURN ON AVERAGE ACTIVE EQUITY IN % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

SEGMENTAL RESULTS OF OPERATIONS

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2007 and 2006.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments[5]	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	**16,507**	**2,585**	**19,092**	**4,374**	**5,755**	**10,129**	**1,517**	**30,738**
Provision for credit losses	**102**	**7**	**109**	**1**	**501**	**501**	**3**	**613**
Total noninterest expenses	**12,169**	**1,633**	**13,802**	**3,453**	**4,108**	**7,561**	**220**	**21,583**
therein:								
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	–	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	–	(13)
Minority interest	**34**	**–**	**34**	**7**	**–**	**8**	**(5)**	**37**
Income before income taxes	**4,201**	**945**	**5,147**	**913**	**1,146**	**2,059**	**1,299**	**8,505**
Cost/income ratio in %	74	63	72	79	71	75	15	70
Assets[2, 3]	1,881,638	32,083	1,895,756	39,081	117,533	156,391	13,002	2,011,654
Expenditures for additions to long-lived assets	351	87	438	2	62	65	–	503
Risk-weighted positions (BIS risk positions)	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity in %	21	86	25	18	33	24	N/M	29
1 Includes:								
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,703
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	51	2	52	114	2	116	184	352
2 Includes:								
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Net revenues in CI include gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 626 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 313 million (after group-internal fees paid).

2006 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments[5]	Total Management Reporting
Net revenues[1]	16,574	2,228	18,802	4,166	5,149	9,315	574	28,691
Provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	298
Total noninterest expenses	11,236	1,552	12,789	3,284	3,717	7,000	214	20,003
therein:								
Depreciation, depletion and amortization	57	25	82	33	84	117	17	216
Severance payments	97	3	99	12	10	22	–	121
Policyholder benefits and claims	–	–	–	63	–	63	–	63
Impairment of intangible assets	–	–	–	–	–	–	31	31
Restructuring activities	77	22	99	43	49	91	1	192
Minority interest	23	–	23	(11)	–	(11)	(3)	10
Income before income taxes	5,379	705	6,084	894	1,041	1,935	361	8,380
Cost/income ratio in %	68	70	68	79	72	75	37	70
Assets[2, 3]	1,459,190	25,646	1,468,321	35,922	94,760	130,642	17,783	1,576,714
Expenditures for additions to long-lived assets	573	2	575	5	383	388	–	963
Risk-weighted positions (BIS risk positions)	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520
Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368
Pre-tax return on average active equity in %	34	66	36	18	45	27	34	33
1 Includes:								
Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,916
Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656
Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416
2 Includes:								
Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5 Net revenues in CI include a gain from the sale of the bank's remaining holding in EUROHYPO AG of € 131 million and gains from the sale of industrial holdings (Linde AG) of € 92 million.

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with IFRS, for the years ended December 31, 2007 and 2006, respectively.

			2007			2006
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	30,738	7	30,745	28,691	(197)	28,494
Provision for credit losses	613	(1)	612	298	(0)	298
Noninterest expenses	21,583	(200)	21,384	20,003	(147)	19,857
Minority interest	37	(37)	–	10	(10)	–
Income (loss) before income taxes	**8,505**	**244**	**8,749**	**8,380**	**(41)**	**8,339**
Assets	2,011,654	8,695	2,020,349	1,576,714	7,779	1,584,493
Risk-weighted positions (BIS risk positions)	327,503	1,315	328,818	273,520	1,939	275,459
Average active equity	29,725	121	29,846	25,368	100	25,468

1 Net interest income and noninterest income.

In 2007, income before income taxes in Consolidation & Adjustments was € 244 million. This resulted from Corporate Items of € 279 million, as well as from negative adjustments of € 35 million to reverse the impact of differences between the accounting methods used under IFRS and for the business segments in the Group's management reporting. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which has been agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:

- Adjustments related to positions which are marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
- Trading results from the Group's own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
- Decreases related to the elimination of intra-Group rental income were € 39 million.
- Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
- The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Negative adjustments for different accounting methods used in management reporting and IFRS were € 307 million and Corporate Items were € 267 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group's German open-ended real estate fund, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. Within net revenues, the main drivers in Consolidation & Adjustments were:

- Adjustments related to financial instruments which are carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.
- Trading results from the Group's own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.
- The elimination of intra-Group rental income decreased net revenues by € 40 million.
- Net interest income related to tax refunds and accruals increased by € 67 million.
- Settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States increased net revenues by € 125 million.
- The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments.

Assets and risk-weighted positions in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Measurement of Segment Profit or Loss" in this Note.

ENTITY-WIDE DISCLOSURES

The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group's management accounting systems. The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2007 and 2006, respectively.

	Corporate and Investment Bank	
in € m.	2007	2006
Sales & Trading (equity)	4,613	4,039
Sales & Trading (debt and other products)	8,407	9,016
Total Sales & Trading	**13,020**	**13,055**
Origination (equity)	861	760
Origination (debt)	714	1,331
Total Origination	**1,575**	**2,091**
Advisory	1,089	800
Loan products	974	946
Transaction services	2,585	2,228
Other products	(151)	(318)
Total	**19,092**	**18,802**

	Private Clients and Asset Management	
in € m.	2007	2006
Portfolio/fund management	3,062	3,089
Brokerage	2,172	1,910
Loan/deposit	3,173	2,774
Payments, account & remaining financial services	979	899
Other products	742	643
Total	**10,129**	**9,315**

The following table presents total net revenues (before allowance for credit losses) by geographical area. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2007	2006
Germany:		
CIB	2,921	2,265
PCAM	5,514	4,922
Total Germany	**8,434**	**7,187**
Europe, Middle East and Africa:		
CIB	7,721	6,836
PCAM	2,816	2,661
Total Europe, Middle East and Africa[1]	**10,537**	**9,497**
Americas (primarily U.S.):		
CIB	4,628	6,810
PCAM	1,331	1,350
Total Americas	**5,959**	**8,160**
Asia/Pacific:		
CIB	3,823	2,891
PCAM	468	381
Total Asia/Pacific	**4,291**	**3,273**
CI	1,517	574
Consolidation & Adjustments	7	(197)
Consolidated net revenues[2]	**30,745**	**28,494**

1 The United Kingdom accounted for more than 60% of these revenues in 2007 and 2006, respectively.
2 Consolidated total net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

[3] NET INTEREST INCOME

The following are the components of interest and similar income and interest expense.

in € m.	2007	2006
Interest and similar income:		
Interest-earning deposits with banks	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	1,090	1,245
Securities borrowed	3,784	3,551
Financial assets at fair value through profit or loss	45,951	39,195
Interest income on financial assets available for sale	1,596	1,357
Dividend income on financial assets available for sale	200	207
Loans	10,901	9,344
Other	2,800	2,018
Total interest and similar income	**67,706**	**58,275**
Interest expense:		
Interest-bearing deposits	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	6,869	5,788
Securities loaned	996	798
Financial liabilities at fair value through profit or loss	24,020	22,631
Other short-term borrowings	2,665	2,708
Long-term debt	4,912	3,531
Trust preferred securities	339	267
Other	1,685	1,519
Total interest expense	**58,857**	**51,267**
Net interest income	**8,849**	**7,008**

Interest income accrued on impaired financial assets was € 57 million and € 47 million for the years ended December 31, 2007 and December 31, 2006, respectively.

[4] COMMISSION AND FEE INCOME AND EXPENSE

The following are the components of commissions and fee income and expense.

in € m.	2007	2006
Commission and fee income and expense:		
Commissions and fee income	15,199	13,418
Commissions and fee expense	2,910	2,223
Net commissions and fee income	**12,289**	**11,195**

in € m.	2007	2006
Net commissions and fee income:		
Net commissions and fees from fiduciary activities	3,965	3,911
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	5,497	4,709
Net fees for other customer services	2,827	2,575
Net commissions and fee income	**12,289**	**11,195**

[5] NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2007	2006
Trading income:		
Sales & Trading (equity)	3,797	2,441
Sales & Trading (debt and other products)	(427)	6,004
Total Sales & Trading	3,370	8,445
Other trading income	548	423
Total trading income	**3,918**	**8,868**
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:		
Breakdown by financial asset/liability category:		
Securities purchased/sold under resale/repurchase agreements	(41)	7
Securities borrowed/loaned	33	(13)
Loans and loan commitments	(570)	136
Deposits	10	(40)
Long-term debt	3,782[1]	(47)
Other financial assets/liabilities designated at fair value through profit or loss	43	(19)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**3,257**	**24**
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,175**	**8,892**

1 Includes gains of € 3.5 billion from securitization structures. An offsetting fair value movement on related instruments is reported within trading income under Sales & Trading (debt and other products). For further details see Note [11].

[6] NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS BY GROUP DIVISION

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, the Group combines net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

The following table sets forth data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

in € m.	2007	2006
Net interest income	8,849	7,008
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**
Breakdown by group division/CIB product:		
Sales & Trading (equity)	3,117	2,613
Sales & Trading (debt and other products)	7,483	8,130
Total Sales & Trading	10,600	10,743
Loan products[1]	499	490
Transaction services	1,297	1,074
Remaining products[2]	(118)	435
Total Corporate and Investment Bank	12,278	12,743
Private Clients and Asset Management	3,529	3,071
Corporate Investments	157	3
Consolidation & Adjustments	61	83
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**16,024**	**15,900**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

[7] NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2007	2006
Net gains (losses) on financial assets available for sale:		
Net gains (losses) on debt securities:	(192)	24
Net gains (losses) from disposal	8	24
Impairments	(200)	–
Reversal of impairments	–	–
Net gains (losses) on equity securities:	944	530
Net gains (losses) from disposal	1,004	540
Impairments	(60)	(10)
Net gains (losses) on loans:	(12)	(2)
Net gains (losses) from disposal	(8)	(2)
Impairments	(4)	–
Reversal of impairments	–	–
Net gains (losses) on other equity interests:	53	39
Net gains (losses) from disposal	60	50
Impairments	(7)	(11)
Total net gains (losses) on financial assets available for sale	**793**	**591**

[8] OTHER INCOME

The following are the components of other income.

in € m.	2007	2006
Other income:		
Net income from investment properties	29	43
Net gains (losses) on disposal of investment properties	8	28
Net gains (losses) on disposal of consolidated subsidiaries	321	52
Net gains (losses) on disposal of loans	44	80
Insurance premiums[1]	134	47
Remaining other income[2]	750	139
Total other income	**1,286**	**389**

1 Net of reinsurance premiums paid.

2 Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group's 60 Wall Street premises in New York and € 148 million other income from consolidated investments. Remaining other income in 2006 included the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States.

[9] GENERAL AND ADMINISTRATIVE EXPENSES

The following are the components of general and administrative expenses.

in € m.	2007	2006
General and administrative expenses:		
IT costs	1,867	1,585
Occupancy, furniture and equipment expenses	1,347	1,198
Professional service fees	1,257	1,203
Communication and data services	680	634
Travel and representation expenses	539	503
Payment, clearing and custodian services	437	431
Marketing expenses	411	365
Other expenses	1,416	1,150
Total general and administrative expenses	**7,954**	**7,069**

Other expenses include, among other things, regulatory, tax and insurance related costs, operational losses and other non-compensation staff related expenses (e.g., for training, cafeteria services and others). The increase of other expenses was mainly driven by acquisitions related expenses and by certain consolidated investments.

[10] EARNINGS PER COMMON SHARE

Basic earnings per common share amounts are computed by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2007	2006
Net income attributable to Deutsche Bank shareholders – numerator for basic earnings per share	**6,474**	**6,070**
Effect of dilutive securities:		
Forwards and options	–	(88)
Convertible debt	–	3
Net income attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	**6,474**	**5,985**
Number of shares in m.		
Weighted-average shares outstanding – denominator for basic earnings per share	**474.2**	**468.3**
Effect of dilutive securities:		
Forwards	0.3	23.1
Employee stock compensation options	1.8	3.4
Convertible debt	0.7	1.0
Deferred shares	18.6	24.5
Other (including trading options)	0.5	0.9
Dilutive potential common shares	21.9	52.9
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	**496.1**	**521.2**

in €	2007	2006
Basic earnings per share	13.65	12.96
Diluted earnings per share	13.05	11.48

As of December 31, 2007, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS because to do so would have been anti-dilutive.

Number of shares in m.	2007	2006
Forward purchase contracts	39.4	58.6
Put options sold	0.2	11.7
Call options sold	0.7	10.6
Deferred shares	0.7	0.5

Notes to the Consolidated Balance Sheet

[11] FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading assets:		
Trading securities	449,684	425,123
Positive market values from derivative financial instruments	603,059	375,589
Other trading assets[1]	104,236	75,093
Total trading assets	**1,156,979**	**875,805**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	211,142	159,441
Securities borrowed	69,830	62,195
Loans	21,522	6,226
Other financial assets designated at fair value through profit or loss	14,630	983
Total financial assets designated at fair value through profit or loss	**317,124**	**228,845**
Total financial assets at fair value through profit or loss	**1,474,103**	**1,104,650**

1 Includes traded loans of € 102,093 million and € 73,876 million at December 31, 2007 and 2006, respectively.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading liabilities:		
Trading securities	106,225	130,979
Negative market values from derivative financial instruments	608,528	392,466
Other trading liabilities	830	183
Total trading liabilities	**715,583**	**523,628**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	184,943	136,068
Loan commitments	526	158
Long-term debt	52,327	32,300
Other financial liabilities designated at fair value through profit or loss	3,002	2,465
Total financial liabilities designated at fair value through profit or loss	**240,798**	**170,991**
Investment contract liabilities[1]	9,796	–
Total financial liabilities at fair value through profit or loss	**966,177**	**694,619**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

LOANS AND LOAN COMMITMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 302 billion and € 228 billion as of December 31, 2007 and 2006, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the lending facilities designated at fair value through profit or loss is mitigated in a number of ways including the purchase of protection through credit default swaps, by holding collateral against the loan or through the issuance of liabilities linked to the credit exposure on the loan. The credit risk on the securities purchased under resale agreements and the securities borrowed is mitigated by holding collateral.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 46.8 billion and € 33.8 billion as of December 31, 2007 and 2006, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 28.1 billion and € 18.5 billion as of December 31, 2007 and 2006, respectively.

The cumulative change attributable to credit risk in the fair value of the drawn loans since designation was a loss of € 98.5 million and a gain of € 21.9 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 110.6 million and a gain of € 21.9 million, respectively.

The cumulative change attributable to credit risk in the fair value of the undrawn irrevocable loan commitments since designation was a loss of € 331.7 million and a gain of € 100.0 million for the years ending December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 371.7 million and a gain of € 100.0 million, respectively.

The cumulative change attributable to credit risk in the fair value of the credit derivatives which were used to mitigate the credit risk exposure on drawn loans designated at fair value through profit or loss since designation was a gain of € 63.6 million and a loss of € 21.3 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 80.4 million and a loss of € 21.3 million, respectively.

The cumulative change attributable to changes in credit risk in the fair value of the credit derivatives which are used to mitigate the credit risk exposure on undrawn irrevocable loan facilities designated as at fair value through profit or loss since designation was a gain of € 212.5 million and a loss of € 97.2 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 269.3 million and a loss of € 97.2 million, respectively.

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The fair value of a financial liability incorporates the credit risk of that financial liability. The fair value of the structured notes issued and the structured deposits taken, directly by the Group, takes into account the credit risk of the Group. If the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments as of the reporting date. The cumulative change in fair value of these instruments attributable to changes in credit risk, since designation, was a gain of € 17.7 million as of December 31, 2007. The change in fair value attributable to changes in credit risk for the year 2007 was a gain of € 17.7 million. There were no changes in the fair value of financial liabilities designated at fair value through profit or loss due to movements in the Group's credit risk during 2006.

For collateralized borrowings, such as securities sold under repurchase agreements, the collateral pledged acts to mitigate the credit risk of the Group to the counterparty. The fair value movement due to the Group's credit risk on securities sold under repurchase agreements was not material due to the collateral pledged.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

In addition to the fair value movements due to credit risk of the liabilities to movement in the Group's credit, there are additional fair value movements due to credit risk on liabilities issued by legally isolated entities. These movements in fair value due to credit risk movements are not related to the Group's credit but to the credit of the legally-isolated entity, which is dependent upon the collateral in the entity. These are discussed further below.

Certain of the financial liabilities designated at fair value through the profit or loss are structured debt issuances from consolidated Special Purpose Entities (SPEs) which are legally isolated from the Group. The SPEs contain collateral, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. The movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the issuance contains an embedded derivative, the change in fair value due to credit risk of the separated embedded derivative has been excluded. The credit risk on these liabilities predominantly relates to movements in the fair value of the collateral in the entity due to movements in credit risk. The cumulative change due to credit risk in the fair value of these instruments since designation under the fair value option was a gain of € 81.2 million and € 5.3 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 73.9 million and € 5.3 million, respectively.

In loan securitization structures, legally isolated entities hold a portfolio of loans and interest rate derivatives, and issue notes. The value of the notes issued is dependent upon the instruments held by the entity. The Group holds certain notes issued by these entities. Some of these entities were established by the Group and some by third parties. Under the Group's consolidation accounting policy set out in Note [1], certain of these entities are consolidated. The loans held by these entities are classified as traded loans. The notes issued to third parties by the consolidated entities were designated at fair value through profit or loss. The fair value movement due to credit risk on these liabilities arises due to the credit risk movement of the loan collateral in the entity.

The cumulative change in fair value of the instruments due to credit risk since designation under the fair value option was a gain of € 3.5 billion as of December 31, 2007. The year to date change in fair value attributable to changes in credit risk for 2007 was a gain of € 3.5 billion. There was no material change in fair value of these instruments due to credit risk during 2006.

For financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity is € 29.3 billion and € 33.8 billion more than the carrying amount as of December 31, 2007 and 2006, respectively. The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility.

[12] FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following table presents the estimated fair value for the Group's financial instruments which are not ordinarily carried at fair value. This is followed by a description of the methods used to estimate the fair value.

	Carrying value	Fair value	Carrying value	Fair value
in € m.		Dec 31, 2007		Dec 31, 2006
Financial assets:				
Cash and due from banks	8,632	8,632	7,008	7,008
Interest-earning deposits with banks	21,615	21,616	19,199	19,198
Central bank funds sold and securities purchased under resale agreements	13,597	13,598	14,265	14,261
Securities borrowed	55,961	55,961	62,943	62,943
Loans	198,892	199,427	178,524	179,644
Other assets[1]	159,462	159,462	123,716	123,729
Financial liabilities:				
Deposits	457,946	457,469	411,916	411,670
Central bank funds purchased and securities sold under repurchase agreements	178,741	178,732	102,200	102,196
Securities loaned	9,565	9,565	21,174	21,174
Other short-term borrowings	53,410	53,406	48,433	48,427
Other liabilities[1]	88,742	88,742	85,676	85,679
Long-term debt	126,703	127,223	111,363	112,333
Trust preferred securities	6,345	5,765	4,771	4,886

1 Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note [1].

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts represent a reasonable estimate of fair value. If the remaining maturities of these instruments were greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, as of the balance sheet date. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For loans, fair value was estimated by discounting future cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the individually assessed component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans.

For securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned, fair value was derived by discounting future cash flows using the appropriate credit risk-adjusted discount rate.

The fair value of long-term debt and trust preferred securities was determined from quoted market prices, where available. If quoted market prices were not available, fair value was estimated using a valuation technique. The remaining contractual cash flows were discounted at a rate at which the Group could issue debt with similar remaining maturity, as of the balance sheet date.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE THROUGH PROFIT OR LOSS OR EQUITY

The Group uses the following valuation methodologies to determine the fair value of financial instruments carried at fair value through profit or loss or directly through a component of equity. All financial instruments carried by the Group at fair value have a determinable fair value.

The fair values of a substantial percentage of the Group's financial instruments are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for liquid securities, exchange-traded derivatives, over-the-counter ("OTC") derivatives transacted in liquid trading markets, such as those for interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices. Where observable prices or inputs are available, fair value can be determined without significant judgment. Models used for pricing vanilla options such as the Black-Scholes and other standard option pricing models do not normally involve significant subjectivity or management judgment since the models are widely used across the industry and parameter inputs are observed in active markets.

Where observable prices or inputs are not available, fair value is determined using valuation techniques appropriate to the particular instrument. For example, instruments where valuation techniques are used include certain traded loans, new, complex and long-dated OTC derivatives, transactions in immature or limited markets, distressed debt securities, non-marketable equity securities, retained interests in securitizations of financial assets, and private equity investments. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For complex products, the valuation models use more complex modeling techniques, assumptions and parameters, such as correlation, prepayment speeds, unobservable default rates and loss severity. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques.

Valuation adjustments are an integral part of the valuation process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as close-out costs, liquidity and counterparty credit risk.

The fair value of financial liabilities incorporates a measure of the Group's credit risk relevant for the financial liability. The financial liabilities include structured note issuances which are not quoted in an active market. The fair value of structured note issuances is determined using a valuation technique that incorporates the Group's credit risk, by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date.

If the financial liabilities designated at fair value through profit or loss are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. Where fair value is determined by valuation models, the assumptions and techniques used within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are verified against independent sources and subjected to review. Where prices and parameter inputs or assumptions are not observable, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against observable market instruments. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit or loss, validation of valuation adjustments against close out profits or losses and Value-at-Risk back-testing. For further discussion on the Group's Value-at-Risk Analysis, see Note [37].

FAIR VALUE HIERARCHY

The financial instruments carried at fair value were categorized under the three levels of the IFRS fair value hierarchy as follows:

QUOTED PRICES IN AN ACTIVE MARKET: this level of the hierarchy includes listed equity securities on major exchanges, G7 Government debt and exchange traded derivatives.

VALUATION TECHNIQUES WITH OBSERVABLE PARAMETERS: this level of the hierarchy includes the majority of the Group's OTC derivative contracts, corporate debt, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned and traded loans.

VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS: this level of the hierarchy includes more complex OTC derivatives, private equity investments, illiquid loans and certain highly structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. It is followed by an analysis and discussion of the financial instruments categorized in the third level of the hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note [1].

			Dec 31, 2007			Dec 31, 2006
in € m.	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters	Quoted prices in active market	Valuation technique observable parameters	Valuation technique unobservable parameters
Financial assets held at fair value:						
Trading securities	204,247	225,203	20,234	210,666	194,596	19,861
Positive market values from derivative financial instruments	21,401	563,160	18,498	17,396	343,957	14,236
Other trading assets	1,055	62,613	40,568	391	72,456	2,246
Financial assets designated at fair value through profit or loss	13,684	297,423	6,017	1,563	224,556	2,726
Financial assets available for sale	13,389	26,376	2,529	15,209	20,614	2,214
Other financial assets at fair value[1]	560	1,667	(5)	478	2,076	105
Total financial assets held at fair value	**254,336**	**1,176,442**	**87,841**	**245,703**	**858,255**	**41,388**
Financial liabilities held at fair value:						
Trading securities	100,630	4,976	619	108,956	19,434	2,589
Negative market values from derivative financial instruments	24,723	567,263	16,542	21,285	360,669	10,512
Other trading liabilities	21	300	509	–	183	–
Financial liabilities designated at fair value through profit or loss	1,454	233,944	5,400	2,247	166,286	2,458
Investment contract liabilities[2]	–	9,796	–	–	–	–
Other financial liabilities at fair value[1]	–	3,763	(3)	57	4,573	280
Total financial liabilities held at fair value	**126,828**	**820,042**	**23,067**	**132,545**	**551,145**	**15,839**

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

ANALYSIS OF FINANCIAL INSTRUMENTS WITH FAIR VALUE DERIVED FROM VALUATION TECHNIQUES CONTAINING SIGNIFICANT UNOBSERVABLE PARAMETERS

Some of the instruments in this level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table above.

TRADING SECURITIES: Trading securities are reported in this level of the fair value hierarchy where some of the significant risks present in the instruments are not observable through current market transactions and there is no suitable proxy instrument that can be used to estimate the fair value within a narrow range. This arises if the markets for the securities are illiquid, transactions are infrequent and prices are not readily observable. In these conditions, fair value is determined from a valuation technique, some of the inputs to which are not observable.

Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, this level of the hierarchy includes certain holdings of notes issued by securitization entities, commercial mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities.

The main increase in trading securities categorized in this level of the hierarchy during the year arose from certain asset-backed securities and notes issued by securitization entities where the liquidity in the markets fell. This led to reduced trading activity of these instruments, and therefore fewer related proxies, thereby reducing the observability of parameter inputs to valuation models.

POSITIVE AND NEGATIVE MARKET VALUES FROM DERIVATIVE INSTRUMENTS: Derivatives categorized in this level of the fair value hierarchy are more complex with respect to either the model or nature of the underlying, and their valuation techniques include the use of one or more significant unobservable parameters. The unobservable parameters include certain credit, equity and foreign exchange correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool is not closely comparable to regularly market traded indices, all CDO squared derivatives, certain options where the volatility is unobservable, certain basket options in which the correlation between the referenced underlying assets are unobservable, longer-term interest rate option derivatives and multi-currency foreign exchange derivatives and certain credit default swaps for which the credit spread is not observable.

In 2007, the main increase in derivatives categorized in this level of the hierarchy related to certain credit default swaps on asset-backed securities for which the credit spread became unobservable due to reduced liquidity in the period. Otherwise the nature of unobservable parameters in derivative valuations remained broadly the same with liquidity being maintained in the majority of markets.

OTHER TRADING INSTRUMENTS: Other trading instruments mainly consist of traded loans. Traded loans are categorized within this level of the hierarchy if market prices are unavailable, there is no reasonable proxy, and valuation techniques contain significant unobservable parameters.

The increase in the loan balance reported in this level of the fair value hierarchy during the year arose principally in the leveraged loan business and residential and commercial mortgage loan businesses where liquidity and associated level of market information declined.

FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option were categorized in this level of the fair value hierarchy. The corporate loans designated at fair value through profit or loss are valued using valuation techniques which incorporate credit spread, recovery rate and utilization parameters. If the loans are revolving facilities then the utilization parameter is significant and unobservable and these loans are reported in this level of the hierarchy. The movement year-on-year is due to an increase in assets designated under the fair value option and an increase in the extent to which revolving loan facilities were drawn as of the period end. There was no notable decline in the observability of parameters used in the valuation of corporate loans designated under the fair value option.

In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives with significant unobservable parameters. These unobservable parameters include single stock volatility and equity correlations. The increase in the balance of such instruments in 2007 was mainly due to additional instruments being designated at fair value through profit or loss rather than parameters in these markets becoming less observable.

FINANCIAL ASSETS AVAILABLE FOR SALE: Certain unlisted equity instruments are reported in this level of the fair value hierarchy if there is no close proxy and market illiquidity.

SENSITIVITY ANALYSIS OF UNOBSERVABLE PARAMETERS

If the value of financial instruments is dependent on unobservable input parameters, the precise level for these parameters could be drawn from a range of reasonably possible alternatives. In preparing the financial statements, levels for the parameters are chosen from these ranges using management judgment consistent with prevailing market evidence and subject to the Group's valuation control procedures. If the Group simultaneously moved all these unobservable parameters to the extremes of these ranges as of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. As of December 31, 2006, it could have increased fair value by as much as € 1.3 billion or decreased fair value by as much as € 631 million. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology.

UNREALIZED PROFIT OR LOSS

Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 4.0 billion and a loss of € 48 million during 2007 and 2006, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

RECOGNITION OF TRADE DATE PROFIT

In accordance with the Group's accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below shows the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance predominantly related to derivative instruments.

in € m.	2007	2006
Balance, beginning of year	**473**	**503**
New trades during the period	426	271
Amortization	(132)	(40)
Matured trades	(53)	(94)
Subsequent move to observability	(186)	(168)
Exchange rate changes	(7)	1
Balance, end of year	**521**	**473**

[13] FINANCIAL ASSETS AVAILABLE FOR SALE

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2007	Dec 31, 2006
Debt securities:		
German government	2,466	2,879
U.S. Treasury and U.S. government agencies	1,349	1,348
U.S. local (municipal) governments	273	1
Other foreign governments	3,347	3,247
Corporates	7,753	7,217
Other asset-backed securities	6,847	6,633
Mortgage backed securities, including obligations of U.S. federal agencies	3,753	4,182
Other debt securities	4,631	1,065
Total debt securities	**30,419**	**26,572**
Equity securities:		
Equity shares	7,934	7,294
Investment certificates and mutual funds	306	519
Total equity securities	**8,240**	**7,813**
Other equity interests	**1,204**	**1,182**
Loans	**2,431**	**2,470**
Total financial assets available for sale	**42,294**	**38,037**

[14] EQUITY METHOD INVESTMENTS

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2007, there were two significant associates which were accounted for as held for sale. For information on assets held for sale please refer to Note [22].

As of December 31, 2007, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89 %
Beijing Guohua Real Estate Co., Ltd., Beijing	30.00 %
Compañia Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00 %
DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	27.88 %
DB Phoebus Lux S.à.r.l., Luxembourg[3]	74.90 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51 %
Discovery Russian Realty Paveletskaya Project Ltd., George Town	33.33 %
DMG & Partners Securities Pte. Ltd., Singapore	49.00 %
Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00 %
Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45 %
Force 2005–1 Limited Partnership, St. Helier	40.00 %
Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00 %
Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00 %
K&N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55 %
Ligusterfonds, Amsterdam	25.85 %
Makkolli Trading Ltd, Hamilton	45.00 %
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03 %
Mountaineer Natural Gas Trust, Wilmington	50.00 %
Paternoster Limited, Douglas	30.99 %
PX Holdings Limited, Stockton on Tees	43.00 %
Redwood Russia PLP1 Limited, St. Helier	40.10 %
Rongde Asset Management Company Limited, Beijing	40.70 %
RREEF America REIT III, Inc., Chicago[2]	9.67 %
RREEF Global Opportunities Fund II LLC, Wilmington[2]	9.90 %
STC Capital YK, Tokyo	50.00 %
SWIP Multi Manager Global Real Estate Fund, London	24.70 %
SWIP Property Trust, London	37.38 %
SWIP UK Income Fund, London	35.99 %
SWIP UK Smaller Cos, London	34.24 %
VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98 %

1 All significant equity method investments are investments in associates.
2 The Group has significant influence over the investee through board seats or other measures.
3 The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees were as follows:

in € m.	Dec 31, 2007	Dec 31, 2006
Total assets	22,107	20,062
Total liabilities	13,272	12,113
Revenues	2,368	2,344
Net income/loss	528	1,195

The following are the components of the net income (loss) from all equity method investments:

in € m.	2007	2006
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	358	207
Net gains (losses) on disposal of equity method investments[1]	9	217
Impairments	(14)	(5)
Total net income (loss) from equity method investments	**353**	**419**

1 Net gains (losses) on disposal of equity method investments in 2006 included a gain of € 131 million from the sale of the Group's remaining holding in EUROHYPO AG

There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.

Equity method investments for which there are published price quotations had a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007 and a carrying value of € 219 million and a fair value of € 228 million as of December 31, 2006.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2007 and 2006, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

[15] LOANS

The following are the principal components of loans, broken down by industry classification.

in € m.	Dec 31, 2007	Dec 31, 2006
Banks and insurance	12,850	12,364
Manufacturing	16,067	13,727
Households (excluding mortgages)	25,323	25,925
Households – mortgages	45,540	43,658
Public sector	5,086	4,153
Wholesale and retail trade	8,916	10,515
Commercial real estate activities	16,476	14,042
Lease financing	3,344	3,290
Other	67,086	52,644
Gross loans	**200,689**	**180,318**
(Deferred expense)/unearned income	92	124
Loans less (deferred expense)/unearned income	**200,597**	**180,194**
Less: Allowance for loan losses	1,705	1,670
Total loans	**198,892**	**178,524**

Further disclosure on loans is provided in Note [37].

[16] ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table provides a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**985**	**684**	**1,670**	**1,124**	**708**	**1,832**
Provision for loan losses	146	505	651	16	336	352
Net charge-offs:	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes	(52)	(36)	(88)	(39)	(32)	(70)
Allowance, end of year	**930**	**775**	**1,705**	**985**	**684**	**1,670**

The following table shows the activity in the Group's allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

			2007			2006
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	**127**	**129**	**256**	**184**	**132**	**316**
Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)
Changes in the group of consolidated companies	7	3	10	1	–	1
Exchange rate changes	(1)	(8)	(8)	(2)	(5)	(7)
Allowance, end of year	**101**	**118**	**219**	**127**	**129**	**256**

[17] DERECOGNITION OF FINANCIAL ASSETS

The Group's accounting policy regarding derecognition of financial assets, including the application of continuing involvement accounting, is described in Note [1].

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets in € m.	Dec 31, 2007	Dec 31, 2006
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	170,538	86,655
Securities lending agreements	30,884	48,558
Total return swaps	4,871	3,024
Total trading securities	**206,293**	**138,237**
Other trading assets	176	2,830
Total	**206,469**	**141,067**
Carrying amount of associated liability	**168,772**	**98,367**

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with securitization or special purpose vehicles.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement. The associated liability of the transferred item is approximately equal to the asset that continues to be recognized.

in € m.	Dec 31, 2007	Dec 31, 2006
Carrying amount of the original assets transferred		
Trading securities	9,052	6,522
Other trading assets	3,695	1,257
Carrying amount of the assets continued to be recognized		
Trading securities	6,489	5,615
Other trading assets	1,062	345

[18] ASSETS PLEDGED AND RECEIVED AS COLLATERAL

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary for standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral is as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Interest-earning deposits with banks	436	119
Financial assets at fair value through profit or loss	199,696	129,057
Financial assets available for sale	866	973
Loans	14,846	12,434
Premises and equipment	183	249
Total	**216,027**	**142,832**

Included in these amounts are items disclosed on the face of the balance sheet where the transferee has the right to sell or repledge the collateral. As of December 31, 2007 and December 31, 2006 these amounts were € 158 billion and € 87 billion, respectively.

As of December 31, 2007 and December 31, 2006, the Group received collateral with a fair value of € 462 billion and € 389 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard securitized lending activities and the other transactions described. The Group, as the secured party has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2007 and 2006, the Group had resold or repledged € 438 billion and € 355 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] PREMISES AND EQUIPMENT

in € m.	Owner occupied properties	Furniture and Equipment	Leasehold Improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2006	**2,564**	**2,342**	**1,314**	**73**	**6,293**
Changes in the group of consolidated companies	45	13	2	–	60
Additions	249	202	73	82	606
Transfers	3	7	28	(41)	(3)
Reclassifications to 'held for sale'	–	–	–	–	–
Disposals	127	159	45	2	333
Exchange rate changes/other	(90)	(59)	(33)	(1)	(183)
Balance as of December 31, 2006	**2,644**	**2,346**	**1,339**	**111**	**6,440**
Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications to 'held for sale'	62	10	–	–	72
Disposals	742	312	145	2	1,201
Exchange rate changes/other	(103)	(100)	(63)	(3)	(269)
Balance as of December 31, 2007	**1,542**	**2,297**	**1,444**	**124**	**5,407**
Accumulated Depreciation and Impairment:					
Balance as of January 1, 2006	**700**	**1,746**	**619**	–	**3,065**
Changes in the group of consolidated companies	3	8	1	–	12
Depreciation	53	217	139	–	409
Impairment losses	–	1	–	–	1
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	–	(12)	–	(13)
Reclassifications to 'held for sale'	–	–	–	–	–
Disposals	29	149	32	–	210
Exchange rate changes/other	(14)	(41)	(10)	–	(65)
Balance as of December 31, 2006	**712**	**1,782**	**705**	–	**3,199**
Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications to 'held for sale'	49	8	–	–	57
Disposals	190	250	65	–	505
Exchange rate changes/other	(14)	(90)	(38)	–	(142)
Balance as of December 31, 2007	**561**	**1,658**	**779**	–	**2,998**
Carrying amount:					
Balance as of December 31, 2006	**1,932**	**564**	**634**	**111**	**3,241**
Balance as of December 31, 2007	**981**	**639**	**665**	**124**	**2,409**

In 2007, impairment losses, recorded within General and administrative expenses, were primarily related to the renovation of the Group's headquarters at Taunusanlage in Frankfurt.

The carrying values of items of property, plant and equipment on which there is a restriction on sale was € 149 million as of December 31, 2007.

[20] LEASES

The Group is lessee under lease arrangements covering real property and equipment.

FINANCE LEASE COMMITMENTS

The following table shows the net carrying value for each class of leasing objects held under finance leases.

in € m.	Dec 31, 2007	Dec 31, 2006
Land and buildings	97	179
Furniture and equipment	3	4
Other	–	–
Net carrying value	**100**	**183**

Additionally, the Group has sublet leasing objects classified as finance leases with a net carrying value of € 309 million as of December 31, 2007, and € 369 million as of December 31, 2006.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum lease payments		
not later than one year	199	123
later than one year and not later than five years	186	358
later than five years	347	427
Total future minimum lease payments	**732**	**908**
Less: Future interest charges	282	323
Present value of finance lease commitments	**450**	**585**

Future minimum sublease payments of € 421 million and € 437 million for the years ended December 31, 2007 and 2006, respectively, are expected to be received under non-cancelable subleases at the balance sheet date. As of December 31, 2007, the amount of contingent rents recognized in the income statement was € 0.4 million.

OPERATING LEASE COMMITMENTS

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum rental payments		
not later than one year	639	564
later than one year and not later than five years	1,789	1,588
later than five years	1,815	1,112
Total future minimum rental payments	**4,243**	**3,264**
Less: Future minimum rentals to be received	253	330
Net future minimum rental payments	**3,990**	**2,934**

In 2007, € 708 million was charged related to lease and sublease agreements, of which € 752 million was for minimum lease payments, € 21 million for contingent rents and € 64 million for sublease rentals received.

[21] GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

CHANGES IN GOODWILL

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, by segment for the years ended December 31, 2007 and 2006 are shown below by segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2006	**3,383**	**485**	**2,837**	**240**	**100**	**7,045**
Goodwill acquired during the year	171	–	419	235	33	858
Transfers	–	1	–	(1)	–	–
Goodwill related to dispositions without being classified as held for sale	–	–	(1)	(1)	–	(2)
Impairment losses[1]	–	–	–	–	(31)	(31)
Exchange rate changes/other	(326)	(38)	(218)	(3)	(15)[2]	(600)
Balance as of December 31, 2006	**3,228**	**448**	**3,037**	**470**	**87**	**7,270**
Gross amount of goodwill	**3,228**	**448**	**3,037**	**470**	**294**	**7,477**
Accumulated impairment losses	**–**	**–**	**–**	**–**	**(207)**	**(207)**
Balance as of January 1, 2007	**3,228**	**448**	**3,037**	**470**	**87**	**7,270**
Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)
Balance as of December 31, 2007	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Gross amount of goodwill	**3,076**	**416**	**2,769**	**971**	**261**	**7,493**
Accumulated impairment losses	**–**	**–**	**–**	**–**	**(261)**	**(261)**

1 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

2 Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities was € 149 million related to MortgageIT Holdings Inc.

In 2006, the main addition to goodwill in Asset and Wealth Management was € 419 million related to the acquisition of Tilney Group Limited. In Private & Business Clients, the acquisition of norisbank resulted in a goodwill of € 230 million and in Corporate Banking & Securities, the acquisition of the remaining 60 % of United Financial Group (UFG) added € 166 million to goodwill.

An impairment review of goodwill was triggered in the first quarter of 2007 in Corporate Investments after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.

In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments. This goodwill related to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value less costs to sell of the investment was determined using a discounted cash flow methodology.

GOODWILL IMPAIRMENT TEST

Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's goodwill carrying cash-generating units are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. At year-end 2007, six out of seven cash-generating units carry goodwill. The carrying amounts of goodwill by cash-generating unit below the segment level for the years ended December 31, 2007 and 2006 are as follows.

in € m.	Global Markets	Corporate Finance	Total Corporate Banking & Securities	Asset Management	Private Wealth Management	Total Asset and Wealth Management
At December 31, 2006	2,148	1,080	3,228	1,963	1,074	3,037
At December 31, 2007	2,098	978	3,076	1,794	975	2,769

The goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2007 and 2006 did not result in an impairment loss as the recoverable amount for all cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

RECOVERABLE AMOUNT

The Group determines the recoverable amount of all cash-generating units on the basis of fair value less costs to sell. As observable market prices are ordinarily not available for the Group's cash-generating units, the fair value is based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. This consists of recent transactions and market values for similar assets or groups of assets in the relevant industry or market and valuation techniques, such as discounted cash flow ("DCF") calculations.

The fair value for most of the Group's cash-generating units is determined based on DCF calculations. For Asset Management, fair value is determined based on market multiples of a respective group of peer companies for various business-specific metrics (e.g., revenue and price/earnings multiples). In this case, fair value based on a DCF calculation is considered in validating the results of the multiples-based approach.

Under the DCF method, the Group employs a Dividend Discount Model ("DDM"), adjusted to reflect the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DDM uses earnings projections based on financial plans agreed by management for a three-year period. For purposes of the goodwill impairment test, the agreed plans are extrapolated for two additional years in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are assumed to increase by a constant rate using a long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

Fair values determined on this basis are further reviewed against the available market participants' view, as evidenced by, for example, equity analysts' valuations of the Group and its segments.

KEY ASSUMPTIONS AND SENSITIVITIES

The fair value of a cash-generating unit is sensitive to the discount rate applied to the earnings projections and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Discount rates applied to cash-generating units in 2007 range from 9.6 % to 10.5 %.

SENSITIVITIES: In validating the fair values determined for the cash-generating units, the major value drivers of each cash-generating unit are being reviewed annually. In addition, key assumptions used in the DDM and market multiples models, for example the discount rate and the long-term growth rate, were sensitized to test the resilience of fair values. On this basis, management believes that reasonable changes in the key assumptions used to determine the recoverable amount of the Group's cash-generating units will not result in an impairment situation.

OTHER INTANGIBLE ASSETS

Other intangible assets are separated into those that are internally generated, which consist only of internally generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2007 and 2006 are as follows.

	Internally generated intangible assets	Purchased intangible assets							
		Amortized				Unamortized			
in € m.	Software	Customer-related intangible assets	Value of business acquired	Other	Total amortized purchased intangible assets	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Total other intangible assets
Cost of acquisition/manufacture:									
Balance as of January 1, 2006	**391**	**215**	**–**	**436**	**651**	**978**	**8**	**986**	**2,028**
Additions	9	30	–	39	69	–	–	–	78
Changes in the group of consolidated companies	–	174	–	15	189	–	–	–	189
Disposals	8	–	–	51	51	–	–	–	59
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(19)	–	(22)	(41)	(101)	–	(101)	(165)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2006	**369**	**400**	**–**	**417**	**817**	**877**	**8**	**885**	**2,071**
Additions	32	122	–	48	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	19	971	–	–	–	971
Disposals	–	–	–	28	28	–	–	–	28
Reclassifications to held for sale	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(20)	(97)	(91)	–	(91)	(215)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2007	**374**	**534**	**863**	**432**	**1,829**	**786**	**11**	**797**	**3,000**
Accumulated amortization and impairment:									
Balance as of January 1, 2006	**329**	**82**	**–**	**321**	**403**	**–**	**–**	**–**	**732**
Amortization for the year	28	28	–	33	61	–	–	–	89[1]
Disposals	7	–	–	48	48	–	–	–	55
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–	–	–	–
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(16)	(7)	–	(14)	(21)	–	–	–	(37)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2006	**334**	**103**	**–**	**292**	**395**	**–**	**–**	**–**	**729**
Amortization for the year	17	57	8	31	96	–	–	–	113[2]
Disposals	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	3	5	74	–	74	79[3]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(13)	–	(14)	(27)	–	–	–	(50)
Other	–	–	–	–	–	–	–	–	–
Balance as of December 31, 2007	**328**	**149**	**8**	**290**	**447**	**74**	**–**	**74**	**849**
Carrying amount:									
As of December 31, 2006	**35**	**297**	**–**	**125**	**422**	**877**	**8**	**885**	**1,342**
As of December 31, 2007	**46**	**385**	**855**	**142**	**1,382**	**712**	**11**	**723**	**2,151**

1 Of which € 75 million were included in general and administrative expenses and € 14 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2 Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

3 Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

AMORTIZED INTANGIBLE ASSETS

The additions to other intangible assets are mainly due to the acquisition of Abbey Life Assurance Company Limited which resulted in the capitalization of a value of business acquired ("VOBA") amounting to € 912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts. It is amortized and its amortization period is expected to end in 2036 (for further details refer to Notes [1] and [40]).

In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights). Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives per asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	1–3
Purchased intangible assets:	
Customer-related intangible assets	1–20
VOBA	1–29
Other	1–30

UNAMORTIZED INTANGIBLE ASSETS

More than 98 % of unamortized intangible assets relate to the Group's U.S. retail mutual fund business, amounting to € 712 million and are allocated to the Asset Management cash-generating unit. These retail investment management agreements are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. As the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the acquisition of Zurich Scudder Investments, Inc. by the Group in 2002.

In the fourth quarter of 2007, impairment losses of € 74 million were recognized as impairment of intangible assets in the income statement. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in both current and projected operating results and cash flows of investment management agreements for certain closed end and variable annuity funds which had been acquired from Zurich Scudder Investments, Inc. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are not observable for such assets, fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period earnings excess method).

[22] ASSETS HELD FOR SALE

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in Other assets and Other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). They are an Italian life insurance company for which a disposal contract was signed in December 2007 and for which closing is expected in the first half of 2008, and a second, related to a real estate fund in North America, which is planned to be launched in the first quarter of 2008. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. A sales transaction is now expected in 2008.

Non-current assets classified as held for sale included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2008.

As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.

The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2007 and December 31, 2006.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial assets at fair value through profit or loss	417	–
Financial assets available for sale[1]	675	45
Equity method investments	871	169
Premises and equipment	15	–
Other assets	864	195
Total assets classified as held for sale	**2,842**	**409**
Financial liabilities at fair value through profit or loss	417	–
Long-term debt	294	–
Other liabilities	961	149
Total liabilities classified as held for sale	**1,672**	**149**

1 An amount of € (12) million and € 2 million was recognized directly in equity at December 31, 2007 and December 31, 2006, respectively.

[23] OTHER ASSETS AND OTHER LIABILITIES

The following are the components of Other assets and Other liabilities.

in € m.	Dec 31, 2007	Dec 31, 2006
Other Assets:		
Brokerage and securities related receivables		
Cash/margin receivables	34,277	25,258
Receivables from prime brokerage	44,389	26,090
Pending securities transactions past settlement date	14,307	11,109
Receivables from unsettled regular way trades	58,186	51,543
Total brokerage and securities related receivables	151,159	114,000
Accrued interest receivable	7,549	6,127
Other	24,189	18,894
Total other assets	**182,897**	**139,021**

in € m.	Dec 31, 2007	Dec 31, 2006
Other Liabilities:		
Brokerage and securities related payables		
Cash/margin payables	17,029	15,170
Payables from prime brokerage	39,944	29,136
Pending securities transactions past settlement date	12,535	8,347
Payables from unsettled regular way trades	58,901	54,936
Total brokerage and securities related payables	128,409	107,589
Accrued interest payable	6,785	6,148
Other	36,315	30,392
Total other liabilities	**171,509**	**144,129**

[24] DEPOSITS

The components of deposits are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Noninterest-bearing demand deposits	30,187	30,353
Interest-bearing deposits		
Demand deposits	144,349	113,540
Time deposits	236,071	231,403
Savings deposits	47,339	36,620
Total interest-bearing deposits	427,759	381,563
Total deposits	**457,946**	**411,916**

[25] PROVISIONS

The following table presents the movement schedule by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2007	**919**	**593**	**1,512**
Changes in the group of consolidated companies	15	(32)	(17)
New provisions	266	362	628
Amounts used	(382)	(310)	(692)
Unused amounts reversed	(139)	(143)	(282)
Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)
Balance as of December 31, 2007	**617**	**459**	**1,076**

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please refer to Note [16] to the Group's consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

OPERATIONAL AND LITIGATION

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control and system failure.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings are described below.

TAX-RELATED PRODUCTS: Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 59 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 28 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is ongoing.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group's view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.1 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group's view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.

OTHER

Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[26] OTHER SHORT-TERM BORROWINGS

The following table is a summary of the Group's other short-term borrowings.

in € m.	Dec 31, 2007	Dec 31, 2006
Other short-term borrowings:		
Commercial paper	31,187	34,250
Other	22,223	14,183
Total other short-term borrowings	**53,410**	**48,433**

[27] LONG-TERM DEBT AND TRUST PREFERRED SECURITIES

LONG-TERM DEBT

The following table is a summary of the Group's long-term debt by contractual maturity.

By remaining maturities in € m.	Due in 2008	Due in 2009	Due in 2010	Due in 2011	Due in 2012	Due after 2012	Dec 31, 2007 total	Dec 31, 2006 total
Senior debt:								
Bonds and notes:								
Fixed rate	14,497	11,829	7,125	7,318	12,472	18,932	72,173	56,239
Floating rate	8,207	6,218	6,035	5,263	8,456	12,205	46,384	44,175
Subordinated debt:								
Bonds and notes:								
Fixed rate	273	721	–	426	47	2,416	3,883	4,910
Floating rate	279	1,362	1,439	499	498	186	4,263	6,039
Total long term debt	**23,256**	**20,130**	**14,599**	**13,506**	**21,473**	**33,739**	**126,703**	**111,363**

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2007 and 2006.

TRUST PREFERRED SECURITIES

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2007	Dec 31, 2006
Fixed rate	3,911	4,147
Floating rate	2,434	624
Total trust preferred securities	**6,345**	**4,771**

Additional Notes

[28] OBLIGATION TO PURCHASE COMMON SHARES

The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2007 and December 31, 2006, the obligation of the Group to purchase its own common shares amounted to € 3.6 billion and € 4.3 billion, respectively, as summarized in the following table.

				Dec 31, 2007				Dec 31, 2006
	Amount of obligation	Number of shares	Weighted Average Forward/ Exercise Price	Maturity	Amount of obligation	Number of shares	Weighted Average Forward/ Exercise Price	Maturity
	in € m.	in million	in €		in € m.	in million	in €	
Forward purchase contracts	864	13.5	63.84	> 3 months – 1 year	866	21.8	39.70	> 3 months – 1 year
	2,678	31.8	84.27	> 1 year – 5 years	2,591	36.8	70.53	> 1 year – 5 years
Written put options	–	–	–	Up to 3 months	39	0.4	84.46	Up to 3 months
	7	0.1	49.73	> 3 months – 1 year	642	8.9	74.37	> 3 months – 1 year
	4	0.1	80.00	> 1 year – 5 years	189	2.7	74.35	> 1 year – 5 years
Total	**3,553**	**45.5**			**4,327**	**70.6**		

[29] COMMON SHARES

COMMON SHARES

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2006	**554,535,270**	**(48,977,594)**	**505,557,676**
Shares issued under share-based compensation plans	10,232,739	–	10,232,739
Shares retired	(40,000,000)	40,000,000	–
Shares purchased for treasury	–	(429,180,424)	(429,180,424)
Shares sold or distributed from treasury	–	412,040,283	412,040,283
Common shares, December 31, 2006	**524,768,009**	**(26,117,735)**	**498,650,274**
Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares retired	–	–	–
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354
Common shares, December 31, 2007	**530,400,100**	**(29,334,819)**	**501,065,281**

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among others share-based compensation programs and allow the Group to balance capital supply and demand. The fourth buy-back program was completed in June 2006, and 40 million shares were retired in January 2006. The fifth buy-back program commenced in June 2006 and was completed in May 2007, when the sixth buy-back program was started. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

AUTHORIZED AND CONDITIONAL CAPITAL

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2007, Deutsche Bank had authorized but unissued capital of € 454,000,000 which may be issued at various dates through April 30, 2011 as follows.

Authorized capital	Expiration date
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009
€ 128,000,000[1]	April 30, 2011

1 Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 24, 2007 authorized the Management Board to increase the share capital by up to a total of € 85,000,000 against cash payments. This additional authorized capital became effective upon its entry in the Commercial Register on February 14, 2008. The expiration date is April 30, 2012.

Deutsche Bank also had conditional capital of € 156,269,947. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 1,636,727 option rights were granted and not exercised as of December 31, 2007. Therefore, capital can still be increased by € 4,190,021 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 812,471 option rights were granted and not exercised as of December 31, 2007 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 2,079,926 under this plan. These plans are described in Note [31].

DIVIDENDS

The following table shows the amount of dividends proposed or declared for the years ended December 31, 2007 and December 31, 2006, respectively.

	2007 (proposed)	2006
Cash dividends declared (in € m.)[1]	2,387	2,005
Cash dividends declared per common share (in €)	4.50	4.00

1 Cash dividend for 2007 is based on the number of shares issued as of December 31, 2007.

No dividends have been declared since the balance sheet date.

[30] CHANGES IN EQUITY

in € m.	2007	2006
Common shares		
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	15	25
Retirement of common shares	–	(102)
Balance, end of year	1,358	1,343
Additional paid-in capital		
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	122	(258)
Common shares issued under share-based compensation plans	377	663
Tax benefits related to share-based compensation plans	(44)	285
Option premiums on options on Deutsche Bank common shares	76	(81)
Net gains (losses) on treasury shares sold	28	171
Other	3	2
Balance, end of year	15,808	15,246
Retained earnings		
Balance, beginning of year	20,451	17,856
Net income attributable to Deutsche Bank shareholders	6,474	6,070
Cash dividends declared and paid	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	277	180
Net gains on treasury shares sold	–	191
Retirement of common shares	–	(2,667)
Other effects from options on Deutsche Bank common shares	3	60
Other	(84)	–
Balance, end of year	25,116	20,451
Common shares in treasury, at cost		
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(41,128)	(38,830)
Sale of shares	39,677	35,998
Retirement of shares	–	2,769
Treasury shares distributed under share-based compensation plans	1,010	1,053
Balance, end of year	(2,819)	(2,378)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(4,307)	(4,449)
Additions	(1,292)	(2,140)
Deductions	2,047	2,282
Balance, end of year	(3,552)	(4,307)
Net gains (losses) not recognized in the income statement, net of tax		
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other[1]	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[2]	(7)	(54)
Foreign currency translation, net of tax[3]	(1,690)	(760)
Balance, end of year	1,133	2,403
Total shareholders' equity, end of year	**37,044**	**32,758**
Minority interest		
Balance, beginning of year	717	624
Minority interests in net profit or loss	36	9
Increases	1,048	744
Decreases and dividends	(346)	(624)
Foreign currency translation, net of tax	(33)	(36)
Balance, end of year	1,422	717
Total equity, end of year	**38,466**	**33,475**

1 Thereof € (9) million and € (84) million related to the Group's share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

2 Thereof € (7) million related to the Group's share in changes of equity of associates or jointly controlled entities for the year ended December 31, 2006.

3 Thereof € (12) million and € 1 million related to the Group's share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

[31] SHARE-BASED COMPENSATION PLANS

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2007

The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
Global Partnership Plan Equity Units	Annual Award	80 % : 24 months[1]	No	Group Board
		20 % : 42 months		
DB Equity Plan	Annual Award	50 % : 24 months	Yes	Select employees as annual retention
		25 % : 36 months		
		25 % : 48 months		
	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff
Global Share Plan		100 % : 12 months	No	All employee plan granting up to 10 shares per employee[3]

1 With delivery after further 18 months
2 Weighted average relevant service period: 21 months
3 Participant must have been active and working for the Group for at least one year at date of grant

An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the DB Equity Plan – Annual Award, however, allow continued vesting after voluntary termination of employment, when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards in 2007.

The Group intends to discontinue the Global Share Plan in 2008, however, the Management Board has announced its intention to support country specific initiatives to replace the Global Share Plan.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

SHARE-BASED COMPENSATION PLANS USED FOR GRANTING AWARDS PRIOR TO 2007

SHARE PLANS AND STOCK APPRECIATION RIGHT PLANS

Prior to 2007, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005
Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months Expiry after 72 months	No	Select employees	2002

1 With delivery after further 6 months

The REU Plan, DB Share Scheme and DB KEEP represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.

Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.

PERFORMANCE OPTIONS

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2007 all options were exercisable.

The following table summarizes the main features related to performance options granted under the Global Partnership Plan and the pre-2004 Global Share Plan.

Plan	Grant Year	Exercise Price	Additional Partnership Appreciation Rights	Exercisable until	Eligibility
Global Share Plan (pre-2004) Performance Options	2001	€ 87.66	No	Nov 2007	All Employees[1]
	2002	€ 55.39	No	Nov 2008	All Employees[1]
	2003	€ 75.24	No	Dec 2009	All Employees[1]
Global Partnership Plan Performance Options	2002	€ 89.96	Yes	Feb 2008	Select Executives
	2003	€ 47.53	Yes	Feb 2009	Select Executives
	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant

Under both plans, the option represents the right to purchase one of the Group's common shares at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. All these performance options are fully vested. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

COMPENSATION EXPENSE

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of the Group's common shares.

A further description of the underlying accounting principles can be found in Note [1].

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2007	2006
DB Global Partnership Plan	7	9
DB Global Share Plan	49	43
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,088	751
Stock Appreciation Rights Plans[1]	1	19
Total	**1,145**	**822**

1 For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2007 approximately € 10 million was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which, as of December 31, 2007, amounted to € 8 million. This liability is attributable to unvested share awards.

As of December 31, 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 1.0 billion.

AWARD-RELATED ACTIVITIES

SHARE PLANS

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/ DB KEEP/REU/ DB Equity Plan	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance at December 31, 2005	**290**	**64,952**	**534**	**65,776**	**€ 51.98**
Granted	93	13,801	555	14,449	€ 76.17
Issued	(24)	(14,792)	(524)	(15,340)	€ 68.19
Forfeited	–	(2,357)	(10)	(2,367)	€ 54.43
Balance at December 31, 2006	**359**	**61,604**	**555**	**62,518**	**€ 53.50**
Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85
Balance at December 31, 2007	**324**	**49,309**	**599**	**50,232**	**€ 71.05**

In addition to the amounts shown in the table above, in February 2008 the Group granted awards of approximately 150,000 units with an average fair value of € 59.60 per unit under the DB Global Partnership Plan, and approximately 14.3 million units with an average fair value of € 64.56 per unit under the DB Equity Plan. Approximately 0.3 million of the grants under the DB Equity Plan were granted under the cash plan variant of this plan.

PERFORMANCE OPTIONS

The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data and exercise prices)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre 2004) Performance Options	Weighted-average exercise price
Balance at December 31, 2005	**16,105**	**€ 77,82**	**2,510**	**€ 69.77**
Exercised	(9,105)	€ 79,21	(1,128)	€ 70.33
Forfeited	(24)	€ 89,96	(55)	€ 74.13
Balance at December 31, 2006	**6,976**	**€ 75,96**	**1,327**	**€ 69.11**
Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66
Balance at December 31, 2007	**1,637**	**€ 53.32**	**812**	**€ 68.14**

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The following two tables present details related to performance options outstanding as of December 31, 2007 and December 31, 2006, by range of exercise price.

Range of exercise price	Performance options outstanding December 31, 2007		
	Performance options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months
€ 60.00 – 79.99	522	€ 75.24	24 months
€ 80.00 – 99.99	223	€ 89.96	1 month

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise price	Performance options outstanding December 31, 2006		
	Performance options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	2,757	€ 48.89	25 months
€ 60.00 – 79.99	804	€ 75.34	36 months
€ 80.00 – 99.99	4,742	€ 89.91	13 months

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 99.70 and € 91.72 in the years ended December 31, 2007 and December 31, 2006, respectively.

On February 1, 2008, approximately 223,000 Global Partnership Plan Performance Options granted in 2002, expired.

STOCK APPRECIATION RIGHTS PLAN

The following table summarizes the activities for the Stock Appreciation Rights Plan.

	Stock Appreciation Rights Plan	
in thousands of units (except for strike prices)	**Units**	**Weighted-average strike price**
Balance at December 31, 2005	**7,107**	**€ 69.79**
Exercised	(6,706)	€ 69.48
Forfeited	–	–
Expired	–	–
Balance at December 31, 2006	**401**	**€ 74.83**
Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31
Balance at December 31, 2007	**–**	**–**

[32] EMPLOYEE BENEFITS

The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group's defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.

The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service.

The Group's funding policy is to maintain full coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group's unfunded plans is accrued for as book provision.

Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

December 31 is the measurement date for all plans. All plans are valued using the projected unit-credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group's defined benefit plans over the two-year period ended December 31, 2007, as well as a statement of the funded status as of December 31 in each year. As required by IFRS 1, the relevant amounts are presented for each accounting period prospectively from the date of transition to IFRS.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2007	2006	2007	2006
Change in defined benefit obligation:				
Opening balance	9,129	9,232	147	191
Current service cost	265	284	3	5
Interest cost	436	395	8	10
Contributions by plan participants	6	1	–	–
Actuarial loss (gain)	(902)	(489)	(21)	(35)
Foreign currency exchange rates changes	(354)	(51)	(15)	(18)
Benefits paid	(378)	(386)	(6)	(9)
Past service cost (credit)	11	32	–	–
Acquisitions[1]	313	41	–	–
Divestitures	(3)	(5)	–	–
Settlements/curtailments	(19)	(35)	–	–
Other[2]	14	110	–	3
Closing balance	**8,518**	**9,129**	**116**	**147**
Change in fair value of plan assets:				
Opening balance	9,447	9,323	–	–
Expected return on plan assets	435	413	–	–
Actuarial gain (loss)	(266)	(371)	–	–
Foreign currency exchange rates changes	(351)	(44)	–	–
Contributions by the employer	171	354	–	–
Contributions by plan participants	6	1	–	–
Benefits paid[3]	(355)	(338)	–	–
Acquisitions[4]	246	35	–	–
Divestitures	–	–	–	–
Settlements	(13)	(23)	–	–
Other[2]	11	97	–	–
Closing balance	**9,331**	**9,447**	**–**	**–**
Funded status at end of year	**813**	**318**	**(116)**	**(147)**

1 Abbey Life, Berliner Bank (2007), Tilney (2006)
2 Includes opening balance of first time application of smaller plans.
3 For funded plans only.
4 Abbey Life (2007), Tilney (2006)

The Group's primary investment objective is to broadly immunize the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.

The actual return on plan assets for the years ended December 31, 2007 and December 31, 2006 was € 169 million and € 42 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was more than compensated for by an actuarial gain on liabilities due to the same market movements.

The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter of 2008.

The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Retirement benefit plans	Post-employment medical plans[1]
2008	352	8
2009	373	8
2010	387	9
2011	411	9
2012	435	9
2013 – 2017	2,400	45

1 Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2008 until 2010, € 2 million each year from 2011 until 2012 and € 10 million in the aggregate from 2013 through 2017.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Benefit obligation	8,518	9,129	116	147
- unfunded	121	141	116	147
- funded	8,397	8,988	–	–

On transition to IFRS on January 1, 2006, the Group recognized all cumulative actuarial gains and losses in shareholders' equity in accordance with the transitional provisions of IFRS 1. Subsequently, actuarial gains and losses are recognized by applying the 10 % corridor approach.

The following table provides a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2007 and December 31, 2006, respectively.

	Retirement benefit plans		Post-employment medical plans	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Funded status	813	318	(116)	(147)
Net actuarial loss (gain) not recognized	(752)	(115)	(50)	(35)
Past service cost (credit) not recognized	–	–	–	–
Amount not recognized as an asset because of the limit in IAS 19.58(b)	(4)	(2)	–	–
Net asset (liability) recognized	57	201	(166)	(182)

As of December 31, 2007, the retirement benefit plans are overfunded by € 813 million. Under the corridor approach the recognition of the cumulative net actuarial gain of € 752 million is deferred. Mainly due to this reason, the net pension asset reported in the Group's balance sheet is lower than the funded status. In 2008, € 10 million of the cumulative actuarial gain of € 752 million will be amortized.

As of December 31, 2007, the cumulative net actuarial gain of the post-employment medical plans is € 50 million, of which € 5 million will be amortized in 2008.

Expense for defined benefit plans recognized in the consolidated statement of income for the years ended December 31, 2007 and December 31, 2006 included the following items. All items are part of compensation and benefits expenses.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2007	2006	2007	2006
Current service cost	265	284	3	5
Interest cost	436	395	8	10
Expected return on plan assets	(435)	(413)	–	–
Amortization of actuarial loss (gain)	(1)	–	(3)	–
Past service cost (credit) recognized immediately	11	32	–	–
Amortization of past service cost (credit)	–	–	–	–
Settlements/curtailments	(11)	(7)	–	–
Effect of the limit in IAS 19.58(b)	2	–	–	–
Total expense defined benefit plans	**267**	**291**	**8**	**15**

Expected expense for 2008 is approximately € 210 million for the retirement benefit plans and approximately € 4 million for the post-employment medical plans. This is mainly due to higher discount rates at measurement date compared to the previous year and amortization of actuarial gains.

Expenses for defined contribution plans for the years ended December 31, 2007 and December 31, 2006 totaled € 203 million and € 165 million, respectively. In addition, employer contributions to the mandatory German social security pension plan amounted to € 156 million and € 144 million for the years ended December 31, 2007 and 2006, respectively.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2007 and December 31, 2006, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets	
		Dec 31, 2007	Dec 31, 2006
Asset categories:			
Equity instruments	5 %	8 %	10 %
Debt instruments (including Cash)	90 %	89 %	87 %
Alternative Investments (including Property)	5 %	3 %	3 %
Total asset categories	**100 %**	**100 %**	**100 %**

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan's specific asset allocation and the assumed return on assets for each asset category. The plan's target asset allocation at the measurement date is used, rather than the actual allocation.

The general principle is to use a risk-free rate as benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premia and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.

Plan assets as of December 31, 2007 include derivatives with a negative market value of € 160 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 30 million of securities issued by the Group included in the plan assets.

It is not expected that any plan assets will be returned to the Group during the year ended December 31, 2008.

The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

	Retirement benefit plans		Post-employment medical plans	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Assumptions used to determine defined benefit obligations, end of year				
Discount rate	5.5 %	4.8 %	6.1 %	5.8 %
Rate of price inflation	2.1 %	2.0 %	N/A	N/A
Rate of nominal increase in future compensation levels	3.3 %	3.2 %	N/A	N/A
Rate of nominal increase for pensions in payment	1.8 %	1.7 %	N/A	N/A
Assumptions used to determine expense, year ended				
Discount rate	4.8 %	4.3 %	5.8 %	5.4 %
Rate of price inflation	2.0 %	2.1 %	N/A	N/A
Rate of nominal increase in future compensation levels	3.2 %	3.3 %	N/A	N/A
Rate of nominal increase for pensions in payment	1.7 %	1.8 %	N/A	N/A
Expected rate of return on plan assets[1]	4.6 %	4.4 %	N/A	N/A

N/A – Not applicable

1 The expected rate of return on assets for determining income in 2008 is 5.0 %.

Mortality assumptions are significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate. The average life expectancy at age 65 used at December 31, 2007 and 2006, weighted on DBO for the Group's retirement benefit plans was as follows.

	Life expectancy at age 65 for a male member currently		Life expectancy at age 65 for a female member currently	
in years	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2007	19.1	21.0	22.5	24.3
December 31, 2006	18.4	20.5	22.0	24.0

The following table shows the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2007 and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2007. Each assumption is shifted in isolation.

Increase in € million	Defined benefit obligation as of Dec 31, 2007	Aggregate of service costs and interest costs for 2007
Discount rate (fifty basis point decrease)	650	10
Rate of price inflation (fifty basis point increase)	455	40
Rate of real increase in future compensation levels (fifty basis point increase)	80	10
Longevity (improvement by ten percent)[1]	145	10

1 Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expense for retirement benefit plans by € 47 million for the year ended December 31, 2007.

In determining expense for post-employment medical plans, an annual weighted-average rate of increase of 8.8 % in the per capita cost of covered health care benefits was assumed for 2008. The rate is assumed to decrease gradually to 4.9 % by the end of 2012 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's post-employment medical plans.

	One-percentage point increase		One-percentage point decrease	
Increase (Decrease) in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Effect on defined benefit obligation, end of year	13	17	(11)	(15)
Effect on the aggregate of current service cost and interest cost, year ended	1	2	(1)	(1)

[33] INCOME TAXES

The components of tax expense (income) are as follows.

in € m.	2007	2006
Income tax expense	**2,239**	**2,260**
Current tax expense[1]	**3,157**	**2,095**
Tax expense for current year	3,504	2,782
Adjustments for prior years	(347)	(687)
Deferred tax expense[1]	**(918)**	**165**
Origination and reversal of temporary difference, unused tax losses and tax credits	(651)	288
Effects of changes in tax rates	(181)	(7)
Adjustments for prior years	(86)	(116)

1 Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please refer to Note [22] Assets held for sale.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 1 million.

The current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.

The deferred tax expense includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax expense by € 71 million and € 93 million in 2007 and 2006, respectively.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2007	2006
Expected tax expense at domestic income tax rate of 39.2 % (39.2 % for 2006)	**3,429**	**3,269**
Foreign rate differential	(620)	(250)
Tax-exempt gains on securities and other income	(657)	(357)
Loss (income) on equity method investments	(22)	(51)
Non-deductible expenses	393	372
Goodwill impairment	21	10
Changes in recognition and measurement of deferred tax assets	68	74
Effect of changes in tax law or tax rate	(181)	(362)
Effect of policyholder tax	(1)	–
Other	(191)	(445)
Actual income tax expense	**2,239**	**2,260**

The Group is under continuous examinations by tax authorities in various jurisdictions. "Other" in the preceding table mainly includes the nonrecurring effect of these settlements.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % and 39.2 % for the years ended December 31, 2007 and December 31, 2006, respectively.

In August 2007, the German legislature enacted a tax law change on company taxation ("Unternehmensteuerreformgesetz 2008"), which will lower the statutory corporate income tax rate from 25 % to 15 %, and change the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

The inventory of each type of temporary differences, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Deferred tax assets	**10,898**	**12,194**
Unused tax losses	1,219	451
Unused tax credits	132	160
Deductible temporary differences:		
Trading activities	5,313	5,858
Property and equipment	319	303
Other assets	821	1,890
Securities valuation	276	697
Allowance for loan losses	162	193
Other provisions	1,510	1,576
Other liabilities	1,146	1,066
Deferred tax liabilities	**8,250**	**10,147**
Taxable temporary differences:		
Trading activities	5,163	5,641
Property and equipment	57	190
Other assets	1,370	1,431
Securities valuation	681	1,119
Allowance for loan losses	89	104
Other provisions	734	1,190
Other liabilities	156	472
Net deferred tax assets	**2,648**	**2,047**

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Disclosed as deferred tax assets	4,772	4,332
Disclosed as deferred tax liabilities	2,124	2,285
Net deferred tax assets	**2,648**	**2,047**

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (i) deferred taxes that are booked directly to equity, (ii) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (iii) the acquisition and disposal of entities as part of ordinary activities and (iv) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Income taxes charged or credited to equity are as follows.

in € m.	2007	2006
Income taxes (charged) credited to recognized income and expenses in total equity	**215**	**(25)**
Financial assets available for sale	197	16
Derivatives hedging variability of cash flows	(1)	22
Other equity movement	19	(63)
Other income taxes (charged) credited to total equity	**(35)**	**195**

As of December 31, 2007 and 2006, no deferred tax assets were recognized for the following items.[1]

in € m.	Dec 31, 2007	Dec 31, 2006
Deductible temporary differences	**(34)**	**(24)**
Unused tax losses	**(1,510)**	**(1,479)**
Not expiring	(1,120)	(1,046)
Expiring in subsequent period	–	(2)
Expiring after subsequent period	(390)	(431)
Unused tax credits	**(100)**	**(84)**
Not expiring	–	–
Expiring in subsequent period	–	–
Expiring after subsequent period	(100)	(84)

1 Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.

As of December 31, 2007 and December 31, 2006, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 2,582 million and € 345 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

The Group did not recognize deferred tax liabilities, arising from temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in jointly controlled entities, of € 255 million and € 228 million at December 31, 2007 and December 31, 2006, respectively.

Since 2007, the payment of dividends to the Group's shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

[34] ACQUISITIONS AND DISPOSITIONS

BUSINESS COMBINATIONS FINALIZED IN 2007

In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

BERLINER BANK AG & CO. KG

Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG ("Berliner Bank"). The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition. As of year-end 2007, € 508 million of the purchase price was allocated to goodwill, € 45 million was allocated to other intangible assets, and € 93 million reflected net tangible assets. The acquisition expands the Group's market share in the retail banking sector of the German capital. Berliner Bank is included in PBC. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20
Total assets	**5,404**	**527**	**5,931**
Liabilities			
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178
Total liabilities	**5,240**	**45**	**5,285**
Net assets	164	482	646
Total liabilities and equity	**5,404**	**527**	**5,931**

Since the acquisition date, Berliner Bank contributed net revenues and net profits after tax of € 251 million and € 35 million, respectively.

MORTGAGE IT HOLDINGS, INC.

On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. ("MortgageIT") for a total cash consideration of € 326 million. As of year-end 2007, net tangible assets of € 177 million and goodwill of € 149 million were recorded for this business combination. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153
Total assets	**6,052**	**128**	**6,180**
Liabilities			
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105
Total liabilities	**5,834**	**20**	**5,854**
Net assets	218	108	326
Total liabilities and equity	**6,052**	**128**	**6,180**

Since the acquisition date, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

ABBEY LIFE ASSURANCE COMPANY LIMITED

On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited ("Abbey Life") for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired ("VOBA")). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Interest-earning time deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316
Total assets	**17,955**	**911**	**18,866**
Liabilities			
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions – Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564
Total liabilities	**16,972**	**318**	**17,290**
Net assets[1]	983	593	1,576
Total liabilities and equity	**17,955**	**911**	**18,866**

1 Includes minority interest of € 152 million.

Since the acquisition date, Abbey Life contributed net revenues of € 53 million and net profits after tax of € 26 million to the Group.

OTHER BUSINESS COMBINATIONS FINALIZED IN 2007

Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Total assets	**104**	**132**	**236**
Total liabilities	87	13	100
Net assets	17	119	136
Total liabilities and equity	**104**	**132**	**236**

The effect of these acquisitions on net revenues and net profit or loss of the Group was € 2 million and € 1 million respectively.

POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2007

If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group's net revenues and net profit or loss after tax would have been € 426 million and € (74) million, respectively.

BUSINESS COMBINATIONS FINALIZED IN 2006

In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

UNITED FINANCIAL GROUP

On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group ("UFG"), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group's position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until a contingency will be resolved in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226
Total assets	**2,340**	**211**	**2,551**
Liabilities			
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360
Total liabilities	**2,088**	**–**	**2,088**
Net assets	252	211	463
Total liabilities and equity	**2,340**	**211**	**2,551**

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.

NORISBANK

On November 2, 2006, the Group completed the acquisition of norisbank's (part of DZ Bank Group) branch network business as well as the "norisbank" brand name. The acquisition, which is reinforcing the Group's strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depends on a price-adjustment mechanism and will be finally determined in the course of 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value of the acquirer	Acquired assets and liabilities at fair value	Fair value
Assets			
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7
Total assets	**437**	**1,866**	**2,303**
Liabilities			
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449
Total liabilities	–	**1,866**	**1,866**
Net assets	437	–	437
Total liabilities and equity	**437**	**1,866**	**2,303**

Following the acquisition and up until December 31, 2007, the total consideration, including directly attributable costs, changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.

TILNEY GROUP LIMITED

The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited ("Tilney") on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets			
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38
Total assets	**246**	**355**	**601**
Liabilities			
Long-term debt	143	8	151
All remaining liabilities	46	25	71
Total liabilities	**189**	**33**	**222**
Net assets	57	322	379
Total liabilities and equity	**246**	**355**	**601**

Following the acquisition and up until December 31, 2007, an adjustment to the consideration led to a repayment of less than € 1 million, resulting in a corresponding adjustment to goodwill. Post-acquisition net revenues and net losses after tax related to Tilney in 2006 amounted to € 3 million and less than € 1 million, respectively.

OTHER BUSINESS COMBINATIONS FINALIZED IN 2006

Other business combinations, not being individually material, which were finalized in 2006, are shown in the aggregate. These transactions involved the acquisition of majority interests ranging between 60 % and 100 % for a total consideration of € 168 million, including € 1 million of costs directly attributable to these acquisitions. Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Total assets	**475**	**13**	**488**
Total liabilities	288	8	296
Net assets	187	5	192
Total liabilities and equity	**475**	**13**	**488**

The effect on net revenues and net profit or loss of the Group amounted to € 58 million and € 47 million, respectively.

POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2006

If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group's net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.

BUSINESS COMBINATIONS COMPLETED IN 2008

On January 31, 2008, the Group announced that it acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States. The preliminary cost estimate of the business combination consisted of a cash payment of € 20 million and another € 20 million subject to the acquiree exceeding certain performance targets over the next three years. HedgeWorks will be included in GTB.

On December 20, 2007, the Group's AWM Corporate Division announced the signing of an agreement to acquire a 60 % majority stake in the Taiwanese investment management firm, Far Eastern Alliance Asset Management Co., Ltd. The acquisition is expected to close in March 2008.

DISPOSITIONS

During 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please refer to Note [2]. The total cash consideration received for these dispositions in 2007 and 2006 was € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2007	2006
Cash and cash equivalents	52	107
All remaining assets	885	2,810
Total assets disposed	**937**	**2,917**
Total liabilities disposed	**463**	**1,958**

[35] DERIVATIVES

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

DERIVATIVES HELD FOR TRADING PURPOSES

SALES AND TRADING

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

RISK MANAGEMENT

As part of its asset and liability management, the Group uses derivatives for risk management purposes in order to reduce its exposure to credit and market risks. This is achieved by entering into derivatives that hedge specific financial instrument portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

DERIVATIVES QUALIFYING FOR HEDGE ACCOUNTING

Where derivatives meet the specific criteria set out in Note [1], then the Group applies hedge accounting.

FAIR VALUE HEDGING

The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The table below summarizes the value of derivatives held as fair value hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as fair value hedges:	2,323	961	1,507	1,987

For the years ended December 31, 2007 and 2006, a gain (loss) of € 147 million and € (340) million respectively were recognized on the hedging instruments. For the same period the gain (loss) on the hedged items, which were attributable to the hedged risk, was € (213) million and € 356 million respectively.

CASH FLOW HEDGING

The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.

The table below summarizes the value of derivatives held as cash flow hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as cash flow hedges:	14	0	26	18

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 Year	1–3 Years	3–5 Years	Over 5 Years
At December 31, 2007				
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)
Net cash flows	54	106	75	126
At December 31, 2006				
Cash inflows from assets	11	71	5	9
Cash outflows from liabilities	(3)	(64)	(4)	(7)
Net cash flows	8	7	1	2

Of these expected future cash flows, most will arise in connection with Abbey Life Assurance Company Limited. Under the terms of unit-linked contracts, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into 3 month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.

For the years ended December 31, 2007 and December 31, 2006, balances of € (79) million and € (73) million, respectively, were reported in equity related to cash flow hedging programs. Of these € (67) million and € (44) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2007 and December 31, 2006, losses of € 19 million and € 68 million, respectively, were recognized in equity in respect of effective cash flow hedging.

For the years ended December 31, 2007 and December 31, 2006, a loss of € 13 million and a gain of € 8 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2007 and December 31, 2006, a loss of € 3 million and a gain of € 3 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2007 the longest term cash flow hedge matures in 2017.

NET INVESTMENT HEDGING

The Group, using foreign exchange forwards and swaps, undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

The table below summarizes the value of derivatives held as net investment hedges.

in € m.	Assets 2007	Liabilities 2007	Assets 2006	Liabilities 2006
Derivatives held as net investment hedges:	193	1,354	550	71

For the years ended December 31, 2007 and December 31, 2006 losses of € 72 million and € 77 million, respectively, were recognized due to hedge ineffectiveness.

[36] REGULATORY CAPITAL

CAPITAL MANAGEMENT AND CAPITAL ADEQUACY

Treasury manages the Group's capital at Group level and locally in each region. The allocation of financial resources in general and capital in particular favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy which is developed by the Capital and Risk Committee and ap-proved by the Management Board including the issuance and repurchase of shares. The Group is committed to main-taining its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if neces-sary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on the recommendations of the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (BIS) and economic capital. Under Basel I, the Group's target range for the BIS Tier 1 capital ratio has been 8-9 %; prospectively, this same range is targeted under Basel II with effect from January 1, 2008.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capi-tal and Risk Committee.

Regional capital plans covering the capital needs of the Group's branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the steward-ship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows the Group to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2 % of the Group's share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under the Group's share buy-back programs.

The Group issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.

An innovation in 2007 was the Group's first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at the Group's sole discretion, providing dynamic capital to match against Basel II's rating-sensitive measurement of the Group's risk position. The Group placed two issues in 2007 with volumes of € 200 million and U.S. $ 800 million, respectively.

The capital adequacy requirements applicable to the Group are set forth in the recommendations of the Basel Committee and by European Union directives, as transposed into German law, in particular the German Banking Act ("Kreditwesengesetz") and regulations and guidelines issued thereunder.

In 2007, being the year of transition from the recommendations made by the Basel Committee in 1988 ("Basel I") to the revised capital framework adopted by the Basel Committee in 2004 ("Basel II"), Deutsche Bank continued to calculate and publish consolidated capital ratios in direct application of Basel I. From 2008 onwards, Deutsche Bank will calculate and publish consolidated capital ratios pursuant to the Banking Act and the Solvency regulation ("*Solvabilitätsverordnung*") which adopt Basel II into German law.

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel I framework compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Deutsche Bank's calculation of the ratio is based on the consolidated financial statement prepared in accordance with IFRS. Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market-risk equivalent component of its risk position.

A bank's regulatory capital is divided into three tiers: core or Tier 1 capital, supplementary or Tier 2 capital, and Tier 3 capital. Core or Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests ("*stille Beteiligungen*"), less goodwill and other intangible assets and other deduction items such as common shares in Treasury. Supplementary or Tier 2 capital consists primarily of cumulative preference shares, profit participation rights ("*Genussrechte*"), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover counterparty risk in order to cover market price risk. The minimum BIS total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum BIS core capital ratio (Tier 1) is 4 % of the risk-weighted positions and 2.29 % of the market-risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of the risk-weighted position and market-risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk.

The following table presents a summary of the Group's capital adequacy calculation according to the BIS guidelines and the average active equity as of December 31, 2007 and December 31, 2006.

in € m. (except percentages)	Dec 31, 2007	Dec 31, 2006
Risk-weighted positions	314,845	263,871
Market-risk equivalent[1]	13,973	11,588
Risk position	**328,818**	**275,459**
Core capital (Tier 1)	28,320	23,539
Supplementary capital (Tier 2)	9,729	10,770
Available Tier 3 capital	–	–
Total regulatory capital	**38,049**	**34,309**
Core capital ratio (Tier 1)	8.6 %	8.5 %
Total capital ratio (Tier 1 + 2)	11.6 %	12.5 %
Average Active Book Equity	**29,846**	**25,468**

1 A multiple of the Group's value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.

BIS rules require the Group to cover its market price risk as of December 31, 2007, with € 1,118 million of regulatory capital (Tier 1 + 2 + 3) compared to € 927 million as per December 31, 2006. The Group met this requirement entirely with Tier 1 and Tier 2 capital.

The Group's supplementary capital (Tier 2) of € 9.7 billion on December 31, 2007 and € 10.8 billion on December 31, 2006, amounted to 34 % and 46 % of core capital, respectively.

The Group's BIS total capital ratio was 11.6 % on December 31, 2007, significantly higher than the 8 % minimum required by the BIS guidelines.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows as of December 31, 2007 and December 31, 2006 according to BIS.

in € m.	Dec 31, 2007	Dec 31, 2006
Core (Tier 1) capital:		
Common shares	1,358	1,343
Additional paid-in capital	15,808	15,246
Retained earnings, common shares in Treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	17,717	13,631
Noncumulative trust preferred securities	5,602	4,496
Items deducted (inter alia intangible assets)	(12,165)	(11,177)
Total core capital	**28,320**	**23,539**
Supplementary (Tier 2) capital:		
Unrealized gains on listed securities (45 % eligible)	1,472	1,235
Other inherent loss allowance	358	359
Cumulative preferred securities	841	759
Subordinated liabilities, if eligible according to BIS	7,058	8,417
Total supplementary capital	**9,729**	**10,770**

While considering BIS capital adequacy as the principal measure for internationally active banks, Deutsche Bank also complies with the German capital adequacy requirements.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2007.

The principal calculation method of the risk position and the regulatory capital according to BIS rules and the Banking Act both as applicable in 2007 are closely aligned. The definition of regulatory capital according to BIS rules and Banking Act include different rules for deduction of first-loss-positions from securitizations, deduction of certain participating interests of other financial institutions and enterprises as well as insurance companies, different treatment of certain items arising on consolidation and different regulatory amortization schedules for subordinated liabilities. In total these variations between BIS rules and the Banking Act did not result in a material difference in the Group's regulatory capital or total risk position for 2007.

The group of companies consolidated for banking regulatory reporting includes all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. It does not include insurance companies or companies outside the finance sector.

Insurance companies, however, are included in the capital adequacy calculation for financial conglomerates. The Group has become designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. After determination of the applicable calculation method by the BaFin, the first capital adequacy calculation for the Group as a financial conglomerate will be performed in 2008. It is expected to confirm that the solvency margin as a financial conglomerate is dominated by the Group's banking activities.

[37] RISK DISCLOSURES

The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, and measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group's Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group's credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group's Supervisory Board regularly monitors the risk and capital profile.

CREDIT RISK

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which the Group refers to collectively as "counterparties"). This is the largest single risk the Group faces.

The Group distinguishes among three kinds of credit risk:

- Default risk is the risk that counterparties fail to meet contractual payment obligations.
- Country risk is the risk that the Group may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk, which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
- Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group's approach to credit risk management:

- In all group divisions, consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of the Group's individual credit exposures must fit within the Group's portfolio guidelines and credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.
- The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit the Group has extended.

CREDIT RISK RATINGS

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. The Group's risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures the Group applies to the ongoing exposure.

The Group has its own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of its counterparties. The Group's granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in the Group's portfolio, enables the Group to compare its internal ratings with common market practice and ensures comparability between different sub-portfolios of the Group. Several default ratings therein enable the Group to incorporate the potential recovery rate of defaulted exposure.

The Group generally rates all its credit exposures individually. When the Group assigns its internal risk ratings, the Group compares them with external risk ratings assigned to the Group's counterparties by the major international rating agencies, where possible.

CREDIT LIMITS

Credit limits set forth maximum credit exposures the Group is willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

MONITORING DEFAULT RISK

The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place to identify, at an early stage, credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of the Group's risk management tools, demonstrate the likelihood of problems, are identified well in advance so that the Group can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group's credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

MAXIMUM EXPOSURE TO CREDIT RISK

The following table shows the Group's maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset.

in € m.[1]	Dec 31, 2007	Dec 31, 2006
Due from banks	7,458	5,821
Interest earning deposits with banks	21,615	19,199
Central bank funds sold and securities purchased under resale agreements	13,597	14,265
Securities borrowed	55,961	62,943
Financial assets at fair value through profit and loss[2]	1,343,257	974,927
Financial assets available for sale[2]	32,850	29,042
Loans	200,597	180,194
Other assets subject to credit risk	84,761	54,678
Financial guarantees and other credit related contingent liabilities[3]	49,905	43,047
Irrevocable lending commitments and other credit related commitments[3]	128,511	141,331
Maximum exposure to credit risk	**1,938,511**	**1,525,447**

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities and other equity interests.
3 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

COLLATERAL HELD AS SECURITY

The Group regularly agrees upon collateral in the lending contracts to be received from borrowers. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.

The Group segregates collateral received into the following two types:

- Financial collateral which substitutes the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.
- Physical collateral which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

Additionally the Group is actively managing the credit risk of the Group's loans and lending-related commitments. A specialized unit within the Group, the Loan Exposure Management Group, is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance cover as well as single-name and portfolio credit default swaps.

To better manage the Group's derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.

CONCENTRATIONS OF CREDIT RISK

Significant concentrations of credit risk exist where the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.

The Group's largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group's home market Germany, which includes most of the mortgage lending business.

CREDIT QUALITY OF ASSETS THAT ARE NEITHER PAST DUE NOR IMPAIRED

The following table breaks down the Group's corporate credit exposure, according to the creditworthiness of the Group's counterparties, for several of the main exposure categories subject to credit risk. For the Group's derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives) with the Group's clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty's default, resulting in a single net claim against the counterparty (called "close-out netting"). For parts of the Group's derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group's principal risk. For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending Commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
AAA–AA	22,765	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427
A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757
BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436
BB	26,590	26,301	25,316	26,536	9,146	6,170	10,018	5,351	71,069	64,358
B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175
CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931
Total	**120,228**	**106,494**	**128,511**	**141,331**	**49,905**	**43,047**	**97,881**	**58,212**	**396,525**	**349,084**

1 Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.
2 Includes Irrevocable Lending Commitments related to the consumer credit exposure of € 2.7 billion as of both, December 31, 2007 and December 31, 2006.
3 Includes the effect of master agreement netting for OTC derivatives where applicable.

The table below presents the total consumer credit exposure split by German and non-German exposure.

	Total exposure	
in € m.	Dec 31, 2007	Dec 31, 2006
Consumer credit exposure Germany:	56,504	53,446
Consumer and small business financing	14,489	12,261
Mortgage lending	42,015	41,185
Consumer credit exposure outside Germany	23,864	20,253
Total consumer credit exposure[1]	**80,368**	**73,699**

1 Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.

The following table provides an overview of nonimpaired Troubled Debt Restructurings representing the Group's renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Troubled Debt Restructurings not impaired	43	43

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to the past due status.

in € m.	Dec 31, 2007	Dec 31, 2006
Loans less than 30 days past due	8,644	6,268
Loans 30 or more but less than 60 days past due	1,511	1,093
Loans 60 or more but less than 90 days past due	502	280
Loans 90 days or more past due	333	352
Total loans past due but not impaired	**10,990**	**7,993**

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against the Group's loans past due but not impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	915	292
Physical collateral	3,724	3,577
Total capped fair value of collateral held for loans past due but not impaired	**4,639**	**3,869**

IMPAIRED LOANS

Under IFRS the Group considers loans to be impaired when the Group recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for the Group's corporate credit exposure individually, the Group considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.

The following table shows the breakdown of the Group's impaired loans between German and non-German borrowers based on the country of domicile of borrowers.

in € m.	Dec 31, 2007	Dec 31, 2006
Individually evaluated impaired loans:		
German borrowers	957	1,194
Non-German borrowers	559	431
Total individually evaluated impaired loans	**1,516**	**1,625**
Collectively evaluated impaired loans:		
German borrowers	817	852
Non-German borrowers	312	241
Total collectively evaluated impaired loans	**1,129**	**1,092**
Total impaired loans	**2,645**	**2,717**

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against impaired loans.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	26	55
Physical collateral	874	757
Total capped fair value of collateral held for impaired loans	**899**	**812**

The following table shows the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2007	2006
Commercial real estate	–	1
Residential real estate	533	15
Other	723	–
Total collateral obtained during the reporting period	**1,255**	**16**

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for the Group's business use.

The residential real estate collateral obtained in 2007 includes € 396 million in relation to residential real estate obtained and held by securitization trusts which are consolidated for IFRS but where the bank does not hold the majority stake nor has control. Instead the Trustee, on behalf of all note and shareholders, controls the foreclosure and sale process. The collateral obtained by these trusts as reported above represent year-end balances. The bulk of other collateral obtained relates to one individual structured transaction where the Group originally held debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.

GOVERNMENT ASSISTANCE

In the course of the Group's business we regularly apply for and receive government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental Agreement of the OECD member states defines benchmarks to ensure that a fair competition between the different exporting nations will take place. The majority of such ECA guarantees we have received were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany. The Group also receives as collateral, in certain financings, government guarantees from national and international governmental institutions to support financings in the interest of the respective governments.

MARKET RISK

Substantially all of the Group's businesses are subject to the risk that market prices and rates will move and result in profits or losses for the Group. The Group distinguishes among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).

MARKET RISK MANAGEMENT FRAMEWORK

The Group assumes market risk in both its trading and nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric used to describe and aggregate all market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric used in the management of trading market risks. The risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from trading activities.

The Group's Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of the independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for the consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).

ASSESSMENT OF MARKET RISK IN TRADING PORTFOLIOS

The value-at-risk disclosure for the trading businesses is based on the Group's own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group's market risk estimates both over time and against the daily trading results.

The Group calculates value-at-risk for both internal and regulatory reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.

The Group's value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, the Group integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in the credit trading business, into the Monte Carlo simulation.

To determine the aggregated value-at-risk, the Group uses historically-observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is zero correlation between them.

LIMITATIONS OF PROPRIETARY RISK MODELS

Although the Group believes that its proprietary market risk models are of a high standard, the Group is committed to their ongoing development and allocates substantial resources to reviewing and improving them.

The stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group's market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.

The value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions.

The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

The Group acknowledges the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

MARKET RISK OF TRADING PORTFOLIOS

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Corporate and Investment Bank Group Division. The Group's trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading Portfolios		**Value-at-Risk**
in € m.	**Dec 31, 2007**	**Dec 31, 2006**
Interest rate risk	90.8	50.3
Equity price risk	49.5	53.0
Foreign exchange risk	11.3	12.2
Commodity price risk	8.7	5.4
Diversification effect	(59.7)	(44.0)
Total	**100.6**	**76.9**

Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The year-end value-at-risk in 2007 was € 101 million which is 31 % above the 2006 year-end value-at-risk of € 77 million.

MARKET RISK OF NONTRADING PORTFOLIOS

The Capital and Risk Committee supervises the Group's nontrading asset activities. It has responsibility for the alignment of the Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

The Group's dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of the nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

ASSESSMENT OF MARKET RISK IN NONTRADING PORTFOLIOS

Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk. As an example, for industrial holdings the Group applies individual price shocks between 23 % and 51 %, which are based on historically-observed market moves. For private equity exposures, all positions are stressed using the standard credit risk economic capital model, as well as market price shocks up to 100 %, depending on the individual asset.

The biggest market risk in the Group's nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

There is nontrading market risk held and managed in each of the group divisions. The nontrading market risk, as measured by economic capital in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. The Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in the Private Clients and Asset Management Group Division primarily arises from proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.

The table below shows the economic capital usages separately for the Group's major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Economic capital usage	
in € bn.	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	0.1	0.2
Other corporate investments	0.7	0.6
Alternative assets	0.9	0.6
Total	**1.7**	**1.4**

1 Revised economic capital usages reflecting the adoption of IFRS accounting standards.

The economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24 %, above the economic capital usage at year-end 2006. This increase primarily reflects the increased risk of the alternative assets portfolio.

- MAJOR INDUSTRIAL HOLDINGS. The economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year's economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.
- OTHER CORPORATE INVESTMENTS. The economic capital usage of € 729 million for other corporate investments at year-end 2007 continued to be driven by mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.
- ALTERNATIVE ASSETS. The Group's alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Asset Management business division's purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In the Group's total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

LIQUIDITY RISK

Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position based on underlying policies which are reviewed and approved regularly by the Capital and Risk Committee. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group's specific management needs:

The Group's liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in the Group's access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group's short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard the Group's access to liquidity.

The Group's approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group's asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect access to unsecured funding at attractive levels. The Asset Liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.

The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group's balance sheet and the Group's Issuance Strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group's annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group's liquidity position. The scenarios have been based on historic events such as the stock market crash of 1987, 1990 U.S. liquidity crunch, September 2001 terrorist attacks, liquidity crises case studies and hypothetical events. The scenarios now also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and system dislocations. Under each of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps include selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay on liabilities.

MATURITY ANALYSIS OF FINANCIAL LIABILITIES

The following table shows a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as at December 31, 2007 and 2006.

Dec 31, 2007 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,187	–	–	–	–
Interest bearing deposits	143,787	206,046	38,067	22,538	17,290
Trading liabilities[2]	715,583	–	–	–	–
Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,628	30,480
Investment contract liabilities[3]		638	285	1,687	7,186
Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,315	–	–	–	–
Central bank funds purchased	6,130	16,200	–	–	–
Securities sold under repurchase agreements	43,204	93,119	18,815	452	821
Securities loaned	9,132	266	7	160	–
Other short-term borrowings	2,876	50,025	478	–	–
Long-term debt	4,221	1,759	19,911	70,189	30,879
Trust preferred securities	–	–	–	4,526	1,819
Other financial liabilities	140,005	5,739	495	22	49
Off-balance sheet loan commitments	94,190	–	–	–	–
Financial guarantees	22,444	–	–	–	–
Total[1, 4, 5]	**1,292,722**	**500,914**	**112,059**	**109,202**	**88,524**

1 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2 The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within 'On Demand' which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4 This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5 Interest cash flows have been excluded from the table.

Dec 31, 2006 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	30,354	–	–	–	–
Interest bearing deposits	113,533	194,712	37,449	21,926	14,167
Trading liabilities[2]	523,628	–	–	–	–
Financial liabilities designated at fair value through profit or loss	73,422	72,155	23,383	1,645	34,260
Investment contract liabilities[3]	–	–	–	–	–
Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,076	–	–	–	–
Central bank funds purchased	11,961	14,850	–	–	–
Securities sold under repurchase agreements	45,664	29,337	188	200	–
Securities loaned	20,912	262	–	–	–
Other short-term borrowings	2,661	40,724	5,130	–	–
Long-term debt	2,852	2,893	15,401	58,475	32,278
Trust preferred securities	120	–	–	2,807	1,963
Other financial liabilities	119,000	7,804	540	75	139
Off-balance sheet loan commitments	113,757	–	–	–	–
Financial guarantees	23,442	–	–	–	–
Total[1, 4, 5]	1,083,382	362,737	82,091	85,128	82,807

1 The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2 The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within 'On Demand' which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4 This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5 Interest cash flows have been excluded from the table.

INSURANCE RISK

The Group's exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007. Abbey Life was closed to new business in 2000 except where it is contractually obliged to do so in existing policies. Insurance risk results from the Group having a contractual obligation to make a payment to a policyholder based on an uncertain event (that is not a financial risk).

The Group's insurance activities are characterized as follows:

- ANNUITY PRODUCTS – these are subject to mortality or morbidity risk over a period that extends beyond the premium collection period, with fixed and guaranteed contractual terms.
- UNIVERSAL LIFE PRODUCTS – these are long duration contracts which provide either death or annuity benefits, with terms that are not fixed and guaranteed.
- INVESTMENT CONTRACTS – these do not contain any insurance risk.

The Group also holds an equity investment in Paternoster Limited, which is a regulated insurance company taking on the risks associated with companies' final salary/defined pension schemes and assumes the responsibility for paying their pensioners into the future by writing annuity contracts.

The Group is primarily exposed to the following insurance-related risks:

- MORTALITY AND MORBIDITY RISKS – higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.
- LONGEVITY RISK – faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends.
- EXPENSES – policies cost more/less to administer than expected. These are monitored by an analysis of the Group's actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by the Group having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- PERSISTENCY – higher/lower than expected percentage of lapsed policies. The Group's persistency rates are annually assessed by reference to appropriate risk factors.

The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Experience may vary from estimates, the more so the further into the future it is projected. Liabilities are evaluated at least annually.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.

The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

As stated above, reinsurance is used as a mechanism to reduce risk. The Group's strategy is to continue to utilize reinsurance as appropriate.

[38] RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The below table sets forth the compensation of the key management personnel in 2007 and 2006.

Key management compensation: in € m.	**2007**	**2006**
Short-term employee benefits	30	27
Post-employment benefits	4	4
Other long-term benefits	–	–
Termination benefits	–	8
Share-based payment	8	9
Total key management compensation	**42**	**48**

Among the Group's transactions with key management personnel as of December 31, 2007 were loans and commitments of € 4 million and deposits of € 1 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES

Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. Where these transactions are eliminated on consolidation, they are not disclosed in the Group's financial statements. A list of the Group's significant subsidiaries is shown in Note [39].

LOANS

During the years ended December 31, 2007 and December 31, 2006, the Group made loans to third parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and other related parties	
in € m.	2007	2006
Loans outstanding, beginning of year	**622**	**1,934**
Loans issued during the year	728	565
Loan repayment during the year	161	664
Changes in the group of consolidated companies	(1)	(121)
Exchange rate changes	(36)	(5)
Other changes	(107)	(1,087)
Loans outstanding, end of year[1,2]	**1,045**	**622**
Other credit risk related transactions:		
Provision for loan losses	–	22
Guarantees and commitments[3]	233	190

1 The amount of these loans that are past due totaled € 3 million and € 20 million as of December 31, 2007 and 2006, respectively. Loans include also € 24 million loans with joint ventures as of December 31, 2007.

2 For the above loans the Group held collateral of € 616 million and € 27 million as of December 31, 2007 and as of December 31, 2006, respectively.

3 The guarantees above include credit and finance guarantees, financial letter of credits and standby letter of credits as well as guarantees that are related to leasing transactions.

DEPOSITS

	Associated companies and other related parties	
in € m.	2007	2006
Deposits outstanding, beginning of year	**855**	**917**
Deposits received during the year	294	736
Deposits repaid during the year	89	23
Changes in the group of consolidated companies	(43)	(789)
Exchange rate changes	(55)	14
Other changes	–	–
Deposits outstanding, end of year[1]	**962**	**855**

1 The above deposits were made in the ordinary course of business. The deposits are unsecured. Deposits include also € 3 million deposits from joint ventures as of December 31, 2007.

OTHER TRANSACTIONS

In addition, the Group conducted trading transactions with associated companies in the amount of € 67 million in 2007. Other transactions with related parties also reflected the following:

XCHANGING ETB GMBH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group's arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2007 and 2006, the Group received services from XTB with volumes of € 95 million and € 100 million, respectively. In 2007 and 2006, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 28 million and € 35 million, respectively, to XTB.

GRUNDBESITZ-EUROPA: In 2005, grundbesitz europa, formerly grundbesitz-invest ("Grundbesitz"), an open-end property fund sponsored and managed by a subsidiary of the Group, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. The Group committed to support Grundbesitz's liquidity upon its re-opening by various means. In December 2006, the fund manager sold a major portion of Grundbesitz's German real estate portfolio to Eurocastle, and Grundbesitz realized significant book gains for its investors on this sale. As a result and as of the date hereof, the Group does not expect to have any further material risk from prior commitments made in relation to Grundbesitz. In 2006, the Group released € 111 million of provision. As of December 2007, a € 5 million provision remained.

TRANSACTIONS WITH PENSION PLANS

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	
Deutsche Bank AG Securities held in plan assets at December 31, 2007:	
Equities	–
Bonds	9
Other Securities	21
Total	**30**
Property occupied by/other assets used by Deutsche Bank	–
Derivatives: Market value as at year-end 2007 for which DB (or subsidiary) is a counterparty	(98)
Derivatives: Notional amount as at year-end 2007 for which DB (or subsidiary) is a counterparty	4,441
Fees paid from Fund to any Deutsche Bank asset manager(s) in 2006	23
Fees paid from Fund to any Deutsche Bank asset manager(s) in 2007	22

[39] INFORMATION ON SUBSIDIARIES

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

SIGNIFICANT SUBSIDIARIES

The following table sets forth the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1 This company is a holding company for most of the Group's subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The company serves private individuals, affluent clients and small business clients with banking products.
5 This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.
6 This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

The Group owns 100 % of the equity and voting interests in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

In 2007, none of the Group's subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.

SUBSIDIARIES WHERE THE GROUP OWNS 50 PER CENT OR LESS OF THE VOTING RIGHTS

The Group also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

INVESTEES WHERE THE GROUP OWNS MORE THAN HALF OF THE VOTING RIGHTS

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

-- another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
-- another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
-- another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
-- another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The 'List of Shareholdings 2007' is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

[40] INSURANCE AND INVESTMENT CONTRACTS

LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS

			Dec 31, 2007			Dec 31, 2006
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	6,450	(119)	6,331	1,411	(187)	1,224
Investment contracts	9,796	–	9,796	–	–	–
Total	**16,246**	**(119)**	**16,127**	**1,411**	**(187)**	**1,224**

CARRYING AMOUNT

An analysis of the change in insurance and investment contracts liabilities is as follows.

		2007		2006
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance as of January 1	**1,411**	**–**	**1,297**	**–**
Business classified as held for sale	(847)	–	–	–
Business acquired	6,339	10,387	–	–
New business	114	14	128	–
Claims paid	(340)	(214)	(143)	–
Other changes in existing business	111	168	129	–
Foreign exchange rate movements	(338)	(559)	–	–
Balance as of December 31	**6,450**	**9,796**	**1,411**	**–**

Included in Other changes in existing business for the investment contracts is € 122 million attributable to changes in the underlying assets' fair value in the year ended December 31, 2007.

KEY ASSUMPTIONS IN RELATION TO INSURANCE BUSINESS

The liabilities will vary with movements in interest rates, which is applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

INTEREST RATES

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

MORTALITY

Mortality rates are based on published tables, adjusted appropriately to take account of changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. Where appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

COSTS

For non-linked contracts, allowance is made for future expected per policy costs explicitly.

OTHER ASSUMPTIONS

The take-up rate of guaranteed annuity rate options on pension business is assumed as 57 %.

KEY ASSUMPTIONS IMPACTING VALUE OF BUSINESS ACQUIRED (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. Where assumptions were required about future mortality, morbidity, persistency and expenses, these were determined on a best estimate basis taking account of the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected to arise in respect of the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

KEY CHANGES IN ASSUMPTIONS

Upon acquisition of Abbey Life Assurance Company Limited, in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed before December 31, 2007, but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

SENSITIVITY ANALYSIS (IN RESPECT OF INSURANCE CONTRACTS ONLY)

The following table shows the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2007	2006	2007	2006
Variable:				
Mortality (worsening by ten percent)[1]	(16)	(44)	(16)	(44)
Renewal expense (ten percent increase)	(1)	(2)	(1)	(2)
Interest rate (one percent increase)	(115)	(25)	88	(25)

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, where the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[41] CURRENT AND NON-CURRENT ASSETS AND LIABILITIES

The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2007 and December 31, 2006.

Asset items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2007
Cash and due from banks	8,632	–	8,632
Interest earning deposits with banks	21,156	459	21,615
Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597
Securities borrowed	55,548	413	55,961
Financial assets at fair value through profit or loss	1,441,656	32,447	1,474,103
Financial assets available for sale	6,168	36,126	42,294
Equity method investments	–	3,366	3,366
Loans	73,826	125,066	198,892
Premises and equipment	–	2,409	2,409
Goodwill and intangible assets	–	9,383	9,383
Other assets	180,489	2,408	182,897
Assets for current tax	2,014	414	2,428
Total assets before deferred tax assets	**1,801,682**	**213,895**	**2,015,577**
Deferred tax assets			4,772
Total assets			**2,020,349**

Liability items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2007
Deposits	417,994	39,952	457,946
Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741
Securities loaned	9,405	160	9,565
Financial liabilities at fair value through profit or loss	914,528	51,649	966,177
Other short-term borrowings	53,410	–	53,410
Other liabilities	168,135	3,374	171,509
Provisions	1,295	–	1,295
Liabilities for current tax	2,754	1,761	4,515
Long-term debt	23,255	103,448	126,703
Trust preferred securities	–	6,345	6,345
Obligation to purchase common shares	871	2,682	3,553
Total liabilities before deferred tax liabilities	**1,769,115**	**210,644**	**1,979,759**
Deferred tax liabilities			2,124
Total liabilities			**1,981,883**

Asset items as of December 31, 2006 follow.

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2006
Cash and due from banks	7,008	–	7,008
Interest earning deposits with banks	17,493	1,706	19,199
Central bank funds sold and securities purchased under resale agreements	13,758	507	14,265
Securities borrowed	62,527	416	62,943
Financial assets at fair value through profit or loss	1,103,470	1,180	1,104,650
Financial assets available for sale	7,019	31,018	38,037
Equity method investments	–	2,541	2,541
Loans	59,281	119,243	178,524
Premises and equipment	–	3,241	3,241
Goodwill and intangible assets	–	8,612	8,612
Other assets	136,159	2,862	139,021
Assets for current tax	1,772	348	2,120
Total assets before deferred tax assets	**1,408,487**	**171,674**	**1,580,161**
Deferred tax assets			4,332
Total assets			**1,584,493**

Liability items as of December 31, 2006 follow.

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2006
Deposits	375,837	36,079	411,916
Central bank funds purchased and securities sold under repurchase agreements	102,000	200	102,200
Securities loaned	21,174	–	21,174
Financial liabilities at fair value through profit or loss	669,274	25,345	694,619
Other short-term borrowings	48,433	–	48,433
Other liabilities	141,205	2,924	144,129
Provisions	1,768	–	1,768
Liabilities for current tax	2,237	1,796	4,033
Long-term debt	16,226	95,137	111,363
Trust preferred securities	–	4,771	4,771
Obligation to purchase common shares	1,547	2,780	4,327
Total liabilities before deferred tax liabilities	**1,379,701**	**169,032**	**1,548,733**
Deferred tax liabilities			2,285
Total liabilities			**1,551,018**

[42] SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO SECTION 315A HGB

As required by Section 315a German Commercial Code ("HGB") the consolidated financial statements prepared in accordance wirth IFRS have to provide additional disclosures which are given below.

STAFF COSTS

in € m.	2007	2006
Staff costs:		
Wages and salaries	11,298	10,721
Social security costs	1,824	1,777
thereof: those relating to pensions	478	471
Total	**13,122**	**12,498**

STAFF

The average number of effective staff employed in 2007 was 75,047 (2006: 65,745) of whom 31,898 (2006: 27,510) were women. Part-time staff is included in these figures proportionately. An average of 47,540 (2006: 39,451) staff members worked outside Germany.

MANAGEMENT BOARD AND SUPERVISORY BOARD REMUNERATION

The total compensation of the Management Board was € 33,182,395 and € 32,901,538 for the years ended December 31, 2007 and 2006, respectively, thereof € 28,832,085 and € 28,294,058 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 33,479,343 and € 27,453,021 for the years ended December 31, 2007 and 2006, respectively.

The Supervisory Board received in addition to a fixed payment (including meeting fees) of € 2,366,000 and € 998,000 (excluding value-added tax), variable emoluments totaling € 3,656,084 and € 2,390,583 for the years ended December 31, 2007 and 2006, respectively.

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 176,061,752 and € 193,366,824 at December 31, 2007 and 2006, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,186,400 and € 1,219,000 and for members of the Supervisory Board of Deutsche Bank AG to € 1,713,528 and € 1,567,000 for the years ended December 31, 2007 and 2006, respectively. Members of the Supervisory Board repaid € 1.1 million loans in 2007.

OTHER PUBLICATIONS

The 'List of Shareholdings 2007' is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

CORPORATE GOVERNANCE

Deutsche Bank AG and its only German listed consolidated subsidiary, Varta AG, have approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The table below gives a breakdown of the fees charged by our auditors for the 2007 and 2006 financial year.

Fee category in € m.	2007	2006
Audit fees	43	44
thereof to KPMG Germany	18	18
Audit-related fees	8	10
thereof to KPMG Germany	2	4
Tax fees	8	7
thereof to KPMG Germany	2	3
Total fees	**59**	**61**

For further information please refer to our Corporate Governance Report.

[43] SUBSEQUENT EVENTS

In 2008, financial markets have continued to experience the exceptionally difficult conditions that began in the second half of 2007, and which have been reflected in considerably lower volumes of business activity in the areas most directly affected. Among the principally affected areas in which the Group does business were the leveraged finance markets. In particular, deteriorating prices in these markets have made it likely that the value of the Group's leveraged lending commitments will require further write-downs if market conditions fail to improve. As of December 31, 2007, the Group had total exposures of € 36.2 billion in its Leveraged Finance business. The financial effect of potential further adjustments on the Group's 2008 results will depend on exposures and conditions at the respective balance sheet dates, and is therefore not estimable at this point in time.

[44] RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP

MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS

Until December 31, 2006, the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The following sets out, by accounting topic, the main differences between the Group's U.S. GAAP accounting policies applied at that date and the IFRS accounting policies set out in Note [1].

U.S. GAAP	IFRS
CONSOLIDATION (A)	
Three models are used to assess consolidation status: voting rights, variable interest entities ('VIEs') and Qualifying Special Purpose Entities ('QSPEs'). Voting rights: Ownership of a majority voting interest (of over 50 %), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners. VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary. QSPE: A special purpose entity ('SPE') that qualifies as a QSPE is not consolidated.	For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered. A SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE. There is no concept of a QSPE under IFRS.
LOAN ORIGINATION COSTS (B)	
All cost of the loan origination activities, for example, the costs of evaluating a prospective borrower's financial condition, which are deemed directly attributable to loan origination, using a per unit cost calculation, are deferred regardless of whether they are incremental or not.	Only those costs associated with loan origination activities which are directly attributable and incremental to the origination of a loan are deferred together with the related fees and thus, included in the calculation of the effective yield.
FAIR VALUE OPTION (C)	
The fair value option available in U.S. GAAP was never adopted as a U.S. GAAP policy for the Group reporting under U.S. GAAP.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition/on transition to IFRS where; — a measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases; — they are managed and their performance is evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or — they contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments. Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception. The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.
EQUITY METHOD INVESTMENTS (D)	
There is specific accounting guidance on limited partnerships and entities of similar nature. A 3-20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an 'other than minor influence'.	There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.

U.S. GAAP	IFRS
DEFINITION OF A DERIVATIVE (E)	
Derivative contracts must have a notional and a mechanism to settle net or alternatively the derivative or the underlying asset is readily convertible to cash.	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.
HEDGE ACCOUNTING (P)	
Under U.S. GAAP, the entire term of the hedged item must be considered when assessing hedge effectiveness, not only for a portion of the hedged item's life. Where hedge accounting is achieved under IFRS but not under U.S. GAAP the hedge accounting has been reversed for U.S. GAAP.	IFRS permits more hedging relationships than U.S. GAAP. Under IFRS it is permitted to designate a derivative as hedging for only a portion of the time period to maturity of a hedged item in a fair value hedge.
LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)	
Loans held for sale are held at lower of cost or market value. Loan origination fees and costs are recognized upon disposal of the loan. Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.	There is no 'loans held for sale' classification. Loans with the intention to sell or securitize in the near term are classified as trading.
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)	
EQUITY INVESTMENTS Equity securities that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments and carried at cost, less any other than temporary impairment.	Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale and are accounted for at fair value unless it can not be reliably determined.
AVAILABLE-FOR-SALE SECURITIES – TREATMENT OF FOREIGN EXCHANGE Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.	Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.
IMPAIRMENT OF ASSETS AVAILABLE FOR SALE Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.	Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.
INVESTMENT WITH A SALE RESTRICTION In general, investments with a sale restriction of more than one year are classified as other investments and carried at cost, less any other than temporary impairment. When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.	Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.
FINANCIAL ASSET DERECOGNITION (H)	
Derecognition of financial assets is primarily based on control. The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation. Special rules apply to accounting for repurchase and reverse repurchase agreements – a collateralization close to 100 % is required to preserve financing accounting.	Derecognition is based on risks and rewards. Control is only considered when substantially all risks and rewards have been neither transferred nor retained. The consolidated group has to be determined prior to applying the derecognition criteria. A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

U.S. GAAP	IFRS
REAL ESTATE & LEASING (I)	
GAINS ON SALE AND LEASEBACK Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.
CONTINUING INVOLVEMENT IN SALE AND LEASEBACKS Any form of continuing involvement precludes sales accounting.	If continuing involvement exists, this needs to be considered when determining the classification of the lease arrangement.
IMPAIRMENT OF INVESTMENT PROPERTIES The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.
SHARE-BASED COMPENSATION (J)	
SHARE AWARDS – 'EARLY RETIREMENT' Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules were applied prospectively for awards granted after January 1, 2006.	Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.
SHARE AWARDS – FORFEITURES Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures were no longer accounted for on an actual basis from January 1, 2006.	The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.
PENSIONS (K)	
PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES From December 31, 2006, any unrecognized gains/losses at year-end are reported as part of accumulated other comprehensive income ('OCI'). The Group used the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.	On transition the Group recognized all cumulative actuarial gains and losses in shareholders' equity in accordance with the transitional provisions of IFRS 1. Since transition, the corridor approach is used for actuarial gains and losses.
PENSIONS – LONG-TERM EMPLOYEE BENEFITS No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.
DERIVATIVES ON DEUTSCHE BANK SHARES (L)	
Put and call options indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Put and call options indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amount recognizing interest expense in accordance with the effective interest rate method.

U.S. GAAP	IFRS
TAX (O)	
DEFERRED TAX ON SHARE-BASED COMPENSATION	
If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period (e.g. with delivery of the shares).	
The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in additional paid-in capital ('APIC'), and shortfalls are recognized through the income statement.	In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.
Any credit to APIC is conditional upon the tax-paying position of the respective entity/tax group.	As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.
Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to offset shortfalls against excess tax benefits are limited.
DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES	
The impact of changes in tax rate/tax law are included in net income even if the original deferred taxes have been recognized in equity.	Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

The following tables show reconciliations from U.S. GAAP to IFRS for the income statement for the year ended December 31, 2006, the consolidated balance sheets as of January 1, 2006 and December 31, 2006 and the impacts on shareholders' equity as of January 1, 2006 and December 31, 2006.

As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the 2006 transition year were identified and applied to the previously unaudited IFRS financial information that was presented in the Group's Transition Report (which was published on April 19, 2007) and subsequent Interim Reports. These adjustments were limited to the balance sheet and had no effect on net income. These adjustments are indicated below and reflected in the following reconciliation tables. These adjustments should be considered when referring to the Transition Report for interim periods.

- shareholders' equity as of the transition date of January 1, 2006 increased by € 91 million;
- total assets and total liabilities each increased by € 17.5 billion as of January 1, 2006 and by € 12.7 billion as of December 31, 2006, and there were similar effects as of each interim quarter end; and
- several reclassification adjustments between asset and liability categories were made, all of which did not exceed € 16 billion in any category or period affected.

Both the gross-up of assets and liabilities and the reclassifications between asset and liability categories were driven by the consolidation of certain securitization vehicles.

INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

U.S.GAAP/IFRS RECONCILIATIONS

Consolidated Statement of Income	U.S. GAAP	Reclassification	Revaluation					
			Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.			(A)	(B)	(C)	(D)	(E)	(P)
Year ended Dec 31, 2006								
Interest revenues	55,217	572	2,203	91	–	3	–	–
Interest expense	48,298	630	2,245	–	–	–	–	–
Net interest income	**6,919**	**(57)**	**(42)**	**91**	**–**	**3**	**–**	**–**
Provision for loan losses	330	(330)						
Net interest income after provision for loan losses	**6,589**	**(6,589)**						
Provision for credit losses		268	(3)	–	(1)	–	–	–
Net interest income after provision for credit losses		**6,594**	**(38)**	**91**	**1**	**3**	**–**	**–**
Commissions and fees from fiduciary activities	3,995	(3,995)						
Commissions, broker's fees, markups on securities underwriting and other securities activities	5,019	(5,019)						
Fees for other customer services	2,530	(2,530)						
Commissions and fee income		11,123	76	–	–	–	–	–
Trading revenues, net	8,247	(8,247)						
Net gains (losses) on financial assets/liabilities at fair value through profit or loss		9,061	53	–	(44)	(11)	61	–
Net gains on securities available for sale	407	(407)						
Net gains (losses) on financial assets available for sale	–	582	2	–	–	1	(1)	–
Net income (loss) from equity method investments	512	(53)	(27)	–	–	(19)	–	–
Other revenues	709	(473)	24	32	85	–	6	–
Total noninterest revenues	**21,419**	**41**	**127**	**32**	**41**	**(29)**	**66**	**–**
Compensation and benefits	12,649	–	–	154	–	–	–	–
Occupancy expense of premises	1,020	(1,020)						
Furniture and equipment	157	(157)						
IT costs	1,586	(1,586)						
Professional service fees	1,202	(1,202)						
Communication and data services	634	(634)						
Other expenses	2,412	(2,412)						
General and administrative expenses		6,982	57	4	–	–	–	–
Policyholder benefits and claims		67						
Impairment of intangible assets	31	–	–	–	–	–	–	–
Restructuring activities	192	–	–	–	–	–	–	–
Total noninterest expenses	**19,883**	**37**	**57**	**157**	**–**	**–**	**–**	**–**
Income before income tax expense	8,125	8	32	(34)	42	(26)	66	–
Income tax expense	2,186	–	(10)					
Reversal of 1999/2000 credits for tax rate changes	(1)	–	–					
Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–	–
Net income	**5,986**	**8**	**41**					
Net income attributable to minority interest	–	9	–	–	–	–	–	–
Net income attributable to Deutsche Bank's shareholders	5,986	–	41	(34)	42	(26)	66	–

by accounting topic											IFRS
Loans held for sale reclassified to trading	Financial assets available for sale	Financial asset derecognition	Real estate & leasing	Share-based compensation	Pensions	Derivatives on Deutsche Bank shares	Currency translation adjustments	Other	Tax	Total revaluation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
(4)	–	132	–	–	–	–	–	28	32	2,486	58,275
(1)	–	64	(1)	–	–	19	–	–	13	2,339	51,267
(3)	**–**	**68**	**1**	**–**	**–**	**(19)**	**–**	**28**	**19**	**146**	**7,008**
–	–	1	–	–	–	–	–	34	–	30	298
(3)	**–**	**68**	**1**	**–**	**–**	**(19)**	**–**	**(5)**	**19**	**116**	**6,710**
1	–	(4)	–	–	–	–	–	–	–	72	11,195
(48)	(35)	(65)	–	–	–	(75)	1	(7)	–	(169)	8,892
–	7	–	–	–	–	–	–	–	–	9	591
–	–	–	–	–	–	–	2	3	–	(40)	419
–	(16)	22	(7)	–	–	–	(1)	11	–	153	389
(47)	**(45)**	**(47)**	**(7)**	**–**	**–**	**(75)**	**2**	**8**	**–**	**26**	**21,486**
–	–	–	–	(232)	(73)	–	–	–	–	(151)	12,498
–	2	1	11	–	–	–	–	13	–	87	7,069
											67
–	–	–	–	–	–	–	–	–	–	–	31
–	–	–	–	–	–	–	–	–	–	–	192
–	**2**	**1**	**11**	**(232)**	**(73)**	**–**	**–**	**13**	**–**	**(63)**	**19,857**
(50)	(46)	20	(17)	232	73	(94)	2	(11)	19	206	8,339
									84	74	2,260
									1	1	–
–	–	–	–	(68)	(8)	–	–	–	30	(46)	–
									(37)	**85**	**6,079**
–	–	–	–	–	–	–	–	–	–	–	9
(50)	(46)	20	(17)	163	65	(94)	2	(11)	(37)	84	6,070

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassification	Revaluation					
				Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at January 1, 2006									
Cash and due from banks	6,571	–	–	297	–	–	–	–	–
Interest-earning deposits with banks	11,963	–	–	160	–	–	–	–	–
Central bank funds sold and securities purchased under resale agreements	130,993	35,240	(149,680)	–	–	–	–	–	–
Securities borrowed	101,125	16,322	(64,083)	–	–	–	–	–	–
Trading assets	448,393		(448,393)						
Financial assets at fair value through profit or loss		313,717	689,321	22,996	–	(163)	1	55	–
Securities available for sale	21,675		(21,675)	–	–	–	–	–	–
Financial assets available for sale		7	23,536	9,753	–	–	60	–	–
Other investments	7,382		(7,382)						
Equity method investments		–	4,607	(60)	–	–	12	–	–
Loans	151,355	–	(283)	12,579	(266)	–	–	–	–
Premises and equipment	5,079	(97)	(1,798)	44	–	–	–	–	–
Goodwill	7,045		(7,045)						
Other intangible assets, net	1,198		(1,198)						
Intangible assets		–	8,340	1	–	–	–	–	–
Other assets	99,382	42,676	(29,657)	1,333	(6)	–	–	–	–
Income tax assets		–	5,390	119	–	–	–	–	–
Total assets	**992,161**	**407,865**	**–**	**47,222**	**(272)**	**(163)**	**73**	**55**	**–**
Deposits	380,787	–	(1,089)	(568)	–	–	–	–	–
Central bank funds purchased and securities sold under repurchase agreements	143,524	51,561	(108,386)	–	–	–	–	–	–
Securities loaned	24,581	–	(411)	–	–	–	–	–	–
Trading liabilities	194,347		(194,347)						
Financial liabilities at fair value through profit or loss		314,548	317,117	14,994	–	261	–	63	–
Other short-term borrowings	20,549	–	20	23,214	–	–	–	–	–
Other liabilities	81,377	41,756	(10,932)	1,055	(12)	(18)	–	1	–
Provisions		–	2,336	(3)	–	(2)	–	–	–
Income tax liabilities		–	6,893	227	–	–	–	–	–
Long-term debt	113,554	–	(11,118)	3,726	–	–	–	–	(55)
Trust preferred securities	–	–	(706)	4,628	–	–	–	–	–
Obligation to purchase common shares	3,506	–	–	–	–	–	–	–	–
Total liabilities	**962,225**	**407,865**	**(623)**	**47,272**	**(12)**	**240**	**–**	**63**	**(55)**
Common shares, no par value, nominal value of € 2.56	1,420	–	–	–	–	–	–	–	–
Additional paid-in capital	13,793	–	–	–	–	–	–	–	–
Retained earnings	22,628	–	–	(93)	(260)	(285)	12	(8)	55
Common shares in treasury, at cost	(3,368)	–	–	–	–	–	–	–	–
Equity classified as obligation to purchase common shares	(3,506)	–	–	–	–	–	–	–	–
Accumulated other comprehensive income (loss)	(1,031)		1,031						
Net gains (losses) not recognized in the income statement, net of tax		–	(1,031)	42	–	(118)	61	–	–
Total shareholders' equity	**29,936**	**–**	**–**	**(51)**	**(260)**	**(403)**	**73**	**(8)**	**55**
Minority interest	–	–	624	–	–	–	–	–	–
Total equity	**29,936**	**–**	**624**	**(51)**	**(260)**	**(403)**	**73**	**(8)**	**55**
Total liabilities and equity	**992,161**	**407,865**	**–**	**47,222**	**(272)**	**(163)**	**73**	**55**	**–**

by accounting topic											IFRS
Loans held for sale re-classified to trading	Financial assets available for sale	Financial asset derecog-nition	Real estate & leasing	Share-based compen-sation	Pensions	Deriva-tives on Deutsche Bank shares	Currency transla-tion adjust-ments	Other	Tax	Total revalu-ation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	–	–	–	–	–	–	–	–	298	6,869
–	–	–	–	–	–	–	–	–	–	160	12,123
–	–	–	–	–	–	–	–	–	–	–	16,553
–	–	–	–	–	–	–	–	–	–	–	53,364
44	–	1,907	–	–	–	(357)	–	15	–	24,497	1,027,535
–	–	–	–	–	–	–	–	–	–	–	–
–	263	(564)	–	–	–	–	–	1	–	9,513	33,055
–	–	–	–	–	–	–	–	(5)	–	(53)	4,554
–	(2)	2,094	–	–	–	–	–	(1)	(67)	14,338	165,411
–	–	–	–	–	–	–	–	1	–	44	3,228
–	–	–	–	–	–	–	–	–	–	1	8,341
–	–	(595)	(74)	–	(909)	–	–	–	–	(253)	112,148
–	–	–	–	–	–	–	–	–	741	860	6,250
44	**261**	**2,842**	**(74)**	**–**	**(909)**	**(357)**	**–**	**11**	**674**	**49,405**	**1,449,431**
–	–	4,849	–	–	–	–	–	–	–	4,281	383,979
–	–	–	–	–	–	–	–	–	–	–	86,699
–	–	(161)	–	–	–	–	–	–	–	(160)	24,010
–	–	(407)	–	–	–	(220)	–	–	–	14,688	646,353
–	–	(106)	–	–	–	–	–	–	–	23,108	43,677
(3)	–	204	(136)	50	133	–	–	6	–	1,281	113,482
–	2	–	–	–	–	–	–	–	–	(3)	2,333
–	–	–	–	–	–	–	(36)	–	(460)	(269)	6,624
–	–	(1,499)	–	–	–	(1)	–	–	–	2,171	104,606
–	–	–	–	–	–	–	–	–	–	4,627	3,921
–	–	–	–	–	–	943	–	–	–	943	4,449
(3)	**2**	**2,880**	**(136)**	**50**	**133**	**722**	**(36)**	**6**	**(460)**	**50,667**	**1,420,133**
–	–	–	–	–	–	–	–	–	–	–	1,420
–	–	–	–	493	–	(94)	–	–	272	671	14,464
47	(2)	(39)	62	(543)	(1,056)	(41)	(1,344)	6	(1,281)	(4,772)	17,856
–	–	–	–	–	–	–	–	–	–	–	(3,368)
–	–	–	–	–	–	(943)	–	–	–	(943)	(4,449)
–	261	–	–	–	14	–	1,380	(1)	2,143	3,782	2,751
47	**259**	**(39)**	**62**	**(50)**	**(1,042)**	**(1,078)**	**36**	**5**	**1,133**	**(1,262)**	**28,674**
–	–	–	–	–	–	–	–	–	–	–	624
47	**259**	**(39)**	**62**	**(50)**	**(1,042)**	**(1,078)**	**36**	**5**	**1,133**	**(1,262)**	**29,298**
44	**261**	**2,842**	**(74)**	**–**	**(909)**	**(357)**	**–**	**11**	**674**	**49,405**	**1,449,431**

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassification	Revaluation					
				Consolidation	Loan origination costs	Fair value option	Equity method investments	Definition of a derivative	Hedge Accounting
in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at Dec 31, 2006									
Cash and due from banks	7,009	(4)	–	3	–	–	–	–	–
Interest-earning deposits with banks	19,470	–	–	(279)	–	–	–	–	–
Central bank funds sold and securities purchased under resale agreements	138,763	34,342	(159,532)	–	–	–	–	–	–
Securities borrowed	108,266	16,897	(62,220)	–	–	–	–	–	–
Trading assets	516,839		(516,839)						
Financial assets at fair value through profit or loss		300,752	778,513	25,590	–	(113)	(10)	89	–
Securities available for sale	22,054		(22,054)	–	–	–	–	–	–
Financial assets available for sale		–	28,263	9,355	–	–	89	–	–
Other investments	5,357		(5,357)						
Equity method investments		–	2,627	(85)	–	–	(1)	–	–
Loans	168,134	–	(7,383)	16,786	(292)	–	–	–	–
Premises and equipment	4,149	(67)	(886)	45	–	–	–	–	–
Goodwill	7,144		(7,144)						
Other intangible assets, net	1,267		(1,267)						
Intangible assets		50	8,561	1	–	–	–	–	–
Other assets	127,778	53,499	(41,033)	536	(10)	–	–	5	–
Income tax assets		–	5,751	83	–	–	–	–	–
Total assets	**1,126,230**	**405,468**	**–**	**52,035**	**(301)**	**(113)**	**78**	**94**	**–**
Deposits	408,782	–	(1,252)	(898)	–	–	–	–	–
Central bank funds purchased and securities sold under repurchase agreements	187,129	51,239	(136,167)	–	–	–	–	–	–
Securities loaned	23,240	–	(669)	–	–	–	–	–	–
Trading liabilities	218,854		(218,854)						
Financial liabilities at fair value through profit or loss		300,834	382,803	12,397	–	139	–	34	–
Other short-term borrowings	19,793	–	172	28,566	–	–	–	–	–
Other liabilities	99,672	53,395	(9,888)	626	(6)	2	–	–	–
Provisions		–	1,768	(1)	–	(3)	–	–	–
Income tax liabilities		–	6,646	158	–	–	–	–	–
Long-term debt	132,495	–	(24,972)	6,114	–	–	–	–	(55)
Trust preferred securities	–	–	(304)	5,075	–	–	–	–	–
Obligation to purchase common shares	3,457	–	–	–	–	–	–	–	–
Total liabilities	**1,093,422**	**405,468**	**(717)**	**52,038**	**(6)**	**138**	**–**	**34**	**(55)**
Common shares, no par value, nominal value of € 2.56	1,343	–	–	–	–	–	–	–	–
Additional paid-in capital	14,424	–	–	–	–	–	–	–	–
Retained earnings	25,069	–	–	(86)	(295)	(250)	(14)	61	55
Common shares in treasury, at cost	(2,378)	–	–	–	–	–	–	–	–
Equity classified as obligation to purchase common shares	(3,457)	–	–	–	–	–	–	–	–
Accumulated other comprehensive income (loss)	(2,193)		2,193						
Net gains (losses) not recognized in the income statement, net of tax		–	(2,193)	84	–	(1)	92	–	–
Total shareholders' equity	**32,808**	**–**	**–**	**(2)**	**(295)**	**(251)**	**78**	**61**	**55**
Minority interest	–	–	717	–	–	–	–	–	–
Total equity	**32,808**	**–**	**717**	**(2)**	**(295)**	**(251)**	**78**	**61**	**55**
Total liabilities and equity	**1,126,230**	**405,468**	**–**	**52,035**	**(301)**	**(113)**	**78**	**94**	**–**

by accounting topic											IFRS
Loans held for sale reclassified to trading	Financial assets available for sale	Financial asset derecognition	Real estate & leasing	Share-based compensation	Pensions	Derivatives on Deutsche Bank shares	Currency translation adjustments	Other	Tax	Total revaluation	
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)		
–	–	–	–	–	–	–	–	–	–	3	7,008
–	–	–	–	–	–	–	–	7	–	(271)	19,199
–	–	692	–	–	–	–	–	–	–	692	14,265
–	–	–	–	–	–	–	–	–	–	–	62,943
(2)	–	52	–	–	–	(225)	–	3	–	25,385	1,104,650
–	–	–	–	–	–	–	–	–	–	–	–
–	331	–	–	–	–	–	–	–	–	9,775	38,037
–	–	–	–	–	–	–	–	–	–	(86)	2,541
(3)	(1)	1,342	–	–	–	–	–	(10)	(50)	17,773	178,524
–	–	–	–	–	–	–	–	–	–	45	3,241
–	–	–	–	–	–	–	–	–	–	1	8,612
(10)	–	(1,582)	(80)	–	(82)	–	–	–	–	(1,224)	139,021
–	–	–	–	–	–	–	–	–	618	701	6,452
(14)	**330**	**504**	**(80)**	**–**	**(82)**	**(225)**	**–**	**–**	**568**	**52,795**	**1,584,493**
–	–	5,283	–	–	–	–	–	–	–	4,386	411,916
–	–	–	–	–	–	–	–	–	–	(1)	102,200
–	–	(1,396)	–	–	–	–	–	–	–	(1,397)	21,174
–	–	(1,379)	–	–	–	(209)	–	–	–	10,981	694,619
–	–	(98)	–	–	–	–	–	–	–	28,468	48,433
(9)	–	335	(125)	36	86	–	–	6	1	951	144,129
–	3	–	–	–	–	–	–	–	–	–	1,768
–	–	–	–	–	–	–	(36)	–	(450)	(328)	6,318
–	–	(2,220)	–	–	–	–	–	–	–	3,841	111,363
–	–	–	–	–	–	–	–	–	–	5,075	4,771
–	–	–	–	–	–	870	–	–	–	870	4,327
(9)	**3**	**525**	**(125)**	**36**	**86**	**660**	**(36)**	**6**	**(449)**	**52,846**	**1,551,018**
–	–	–	–	–	–	–	–	–	–	–	1,343
–	–	–	–	344	–	(4)	–	–	482	822	15,246
(3)	(56)	(20)	45	(380)	(966)	(32)	(1,328)	(5)	(1,343)	(4,618)	20,451
–	–	–	–	–	–	–	–	–	–	–	(2,378)
–	–	–	–	–	–	(850)	–	–	–	(850)	(4,307)
(3)	383	–	–	–	798	–	1,364	(1)	1,878	4,595	2,403
(6)	**327**	**(20)**	**45**	**(36)**	**(168)**	**(886)**	**36**	**(6)**	**1,017**	**(51)**	**32,758**
–	–	–	–	–	–	–	–	–	–	–	717
(6)	**327**	**(20)**	**45**	**(36)**	**(168)**	**(886)**	**36**	**(6)**	**1,017**	**(51)**	**33,475**
(14)	**330**	**504**	**(80)**	**–**	**(82)**	**(225)**	**–**	**–**	**568**	**52,795**	**1,584,493**

Confirmations

03 //

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Deutsche Bank Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2007 to December 31, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB (German Commercial Code) are the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 10, 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 4, 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Report of the Supervisory Board

For banks, 2007 was a year of great challenges. The global financial system was put to a serious test by the turbulence on the U.S. mortgage market. In this difficult environment, Deutsche Bank achieved good results, which confirms our successful implementation of the bank's strategy, the continued appropriateness of our business model and the bank's effective system of corporate governance. The Management Board and our staff made an important contribution to this sucesss. We would like to thank them very much for their great personal dedication.

Last year, the Supervisory Board extensively discussed the bank's economic and financial development, risk position, planning and internal control systems. We held in-depth discussions with the Management Board on the bank's strategy and implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Between meetings, the Management Board kept us informed in writing of important matters. Resolutions were passed by circulation procedure, when necessary between the meetings. Important topics and upcoming decisions were also dealt with in regular discussions between the Chairman of the Supervisory Board and the Chairman of the Management Board.

As our five-year term of office comes to a close upon conclusion of the General Meeting on May 29, 2008, we are optimistic about the future. We are convinced that Deutsche Bank is well positioned to continue its success. In this context, leveraging the potential of our global platform has a high priority. To this end, the bank intends to continue to consistently invest in its core businesses, through measures resulting in organic growth, but also through targeted complementary acquisitions. We intend to further expand PCAM, our Private Clients and Asset Management Group Division, which delivers stable contributions to our earnings even in a volatile market environment, as well as our already well positioned investment banking platform. Synergies between the business divisions will be leveraged further. Additionally, the bank will maintain its strict discipline on costs, risks, capital and regulatory compliance.

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board held five meetings in the 2007 financial year.

At the first meeting of the year on January 31, 2007, we discussed the development of business in 2006, the key figures of the Annual Financial Statements for 2006, the dividend proposal and the corporate planning for the years 2007 to 2009. Furthermore, we discussed Dr. von Heydebreck's succession and resolved to transfer his responsibilities to the other members of the Management Board after his departure from the Management Board upon the conclusion of the Ordinary General Meeting 2007.

At the financial statements meeting on March 21, 2007, chaired by Dr. Eick, Chairman of the Audit Committee, we approved the Annual Financial Statements for 2006, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed. The adjustment of the Supervisory Board compensation was discussed in detail, and the resolution proposals for the Agenda of the General Meeting 2007 were approved. In addition, we obtained extensive information on the Group's risk management.

On the evening before the General Meeting, we discussed the current developments in connection with the General Meeting's Agenda items and the announced counterproposals. As necessary, resolutions were approved. Furthermore, subject to the General Meeting's confirmation of his election to the Supervisory Board, Dr. Börsig was re-elected its Chairman until the conclusion of the Supervisory Board's term of office.

At the meeting on July 31, 2007, we reviewed the development of the bank's business in the first half of 2007. The current situation on the credit markets was discussed in detail. Furthermore, the development of business in connection with the larger company acquisitions over the last two years was examined, along with the reasons for deviations from the original planning. The Management Board informed us of the acquisition and disposal of participations that do not require the Supervisory Board's approval according to section 13 paragraph 1 d) of the Articles of Association.

At the last meeting of the year on October 30, 2007, discussions focused in detail on the development of business during the first nine months and, in particular, on the current risk situation as well as the bank's further strategic development with the corresponding targets and planned measures. Based on supplements to the German Corporate Governance Code approved by the Government Commission in June 2007, we established a Nomination Committee and resolved amendments to the terms of reference of the Supervisory Board, its committees and the Management Board as well as changes to the Management Board's Business Allocation Plan. Furthermore, we discussed the Human Resources Report on staff development and succession planning.

All members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions in the year 2007.

THE COMMITTEES OF THE SUPERVISORY BOARD

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee primarily addressed matters relating to the Management Board. This involved, above all, the determination of the variable compensation components for the Management Board for the year 2007 as well as issues in connection with the long-term succession planning for the Management Board. In addition, it prepared resolutions for the Supervisory Board and discussed the new structure of the Supervisory Board's compensation. Where required, the Committee gave its approval to Management Board members accepting directorships at other companies. Furthermore, it discussed the implementation of the new recommendations and suggestions of the German Corporate Governance Code.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks. The Committee also extensively focused on the risk situation and developments in the U.S. mortgage market and their impacts. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met seven times last year. Representatives of the bank's auditor were also present at all of the meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2007 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It discussed, in detail, the regulations of the Sarbanes-Oxley Act relating to the implementation of the internal control system and regularly received progress reports on this. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of Internal Audit as well as on legal and reputational risks. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, at an extraordinary meeting, the Audit Committee discussed the transition in accounting from U.S. Generally Accepted Accounting Principles (U.S. GAAP) to International Financial Reporting Standards (IFRS). Also, at its last meeting of the year, the Committee requested the Management Board and the auditor to present the planned audit areas of focus for the Annual Financial Statements 2007 and financial reporting according to IFRS, fair value accounting, accounting treatment of loan commitments as well as consolidated and non-consolidated special purpose entities.

The Nomination Committee established on October 30, 2007 met for the first time in December 2007. It analyzed the current composition of the shareholder representatives' side of the Supervisory Board and defined the requirements for the future composition of the shareholder representatives' side. Furthermore, it commissioned an external consulting firm operating internationally to assist in the search for qualified candidates for the Supervisory Board.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2007.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

CORPORATE GOVERNANCE

The implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at several meetings of the Supervisory Board, Chairman's Committee and Audit Committee. The Supervisory Board resolved to take up the recommendation of the Code and to establish a Nomination Committee. It comprises three shareholder representatives and is responsible for preparing the full Supervisory Board's proposals for the General Meeting's election of the shareholder representatives and for preparing appointments by the court. This task was previously allocated to the Chairman's Committee. Furthermore, responsibility for handling issues of compliance has been clearly assigned to the Audit Committee. The terms of reference of the Supervisory Board and its committees were adjusted correspondingly.

The compensation of the Supervisory Board was readjusted by resolution of the General Meeting 2007 in accordance with the requirements of the German Corporate Governance Code. Additional information on the structure of the new remuneration system and on the individual compensation of the Supervisory Board members is published in the Compensation Report on pages 44 ff.

In October 2007, it was resolved to carry out another review of the Supervisory Board's efficiency at the end of its term of office. A company-specific questionnaire was drawn up for this and sent to all Supervisory Board members at the end of 2007. The responses showed that suggestions and measures that had been proposed during the last efficiency review had been effectively implemented and led to an increase in the efficiency of the work of the Supervisory Board. The results were discussed in detail at today's meeting of the Supervisory Board.

Meetings of the Supervisory Board without the Management Board, i.e. "executive sessions", took place on several occasions.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members.

In accordance with the regulations of the Management Board's Terms of Reference, the Management Board, in agreement with the Chairman of the Supervisory Board, appointed Dr. Bänziger to succeed Dr. von Heydebreck as the bank's Corporate Governance Officer, effective with the conclusion of the General Meeting on May 24, 2007.

The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2006, was reissued at the meeting of the Supervisory Board on October 30, 2007.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 30, 2007, can be found in the Financial Report on pages 260 ff. and on our Internet website at www.deutsche-bank.com. The terms of reference of the Supervisory Board and its committees as well as of the Management Board are also published there.

CONFLICTS OF INTEREST AND THEIR HANDLING

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in the discussion and voting.

Dr. Börsig did not participate in the voting on the Chairman's Committee's resolution determining the variable compensation components for the Management Board for the financial year 2006 to the extent it related to him. In addition, Dr. Börsig did not participate in the Audit Committee and Supervisory Board discussions and resolutions to establish the Annual Financial Statements 2006. For this agenda item, the Supervisory Board meeting was chaired by Dr. Eick. Dr. Börsig did not participate in one resolution taken by written circulation as it involved his activities as a former member of the Management Board. The circulation procedure was carried out under the direction of Mr. Todenhöfer.

LITIGATION

As in the preceding years, the Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. Also the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004, 2005, 2006 and 2007 were regularly and comprehensively discussed, along with possible consequences. Dr. Börsig's election as member of the Supervisory Board by the General Meeting on June 1, 2006, was confirmed by the General Meeting on May 24, 2007, after the Frankfurt District Court had declared the election void in the first instance.

Furthermore, we obtained reports on a regular basis concerning important lawsuits.

ANNUAL FINANCIAL STATEMENTS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2007 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2007. The audits led in each case to an unqualified opinion. We agreed with the results of these audits after an inspection of the auditors' reports as well as extensive discussion, in accordance with the Audit Committee's recommendation.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the Management Board's proposal for the appropriation of profits and with the payment of a dividend of € 4.50 per no par value share entitled to dividend payment.

PERSONNEL ISSUES

Dr. von Heydebreck left the Management Board with effect from the conclusion of the General Meeting on May 24, 2007. His tasks and functional responsibilities were assumed by the other members of the Management Board. Mr. Lamberti is responsible for Human Resources, including the tasks of Deutsche Bank's Labour Director. In addition to his previous tasks, Dr. Ackermann took on functional responsibility for the Corporate Social Responsibility area, Dr. Bänziger the Legal and Compliance areas, and Mr. Di Iorio the Internal Audit area. We thank Dr. von Heydebreck for his successful work for Deutsche Bank over many years, his great dedication as a member of the Management Board and his consistently constructive cooperation with the Supervisory Board.

At today's meeting of the Supervisory Board, Mr. Stefan Krause was appointed member of the Management Board with effect from April 1, 2008. Mr. Krause became a member of the Board of Management of BMW AG in May 2002, served as Chief Financial Officer until September 2007 and subsequently had functional responsibility for Sales and Marketing. As a member of the Management Board of Deutsche Bank AG, Mr. Krause will take on the responsibilities of Chief Financial Officer with effect from Mr. Di Iorio's retirement on October 1, 2008.

There were no changes in the composition of the Supervisory Board during 2007.

Frankfurt am Main, March 19, 2008
The Supervisory Board

Dr. Clemens Börsig
Chairman

Corporate Governance Report 04 //

Corporate Governance Report

MANAGEMENT BOARD AND SUPERVISORY BOARD

MANAGEMENT BOARD

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

On May 24, 2007 Dr. Tessen von Heydebreck left the Management Board. His responsibilities were taken over by the remaining members of the Management Board. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2007, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

DR. JOSEF ACKERMANN
Age: 59
First Appointed: 1996
Term Expires: 2010

Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman) and a member of the International Advisory Council of Zurich Financial Services Group (since January 2007). Until April 2007, he was a member of the Supervisory Board of Bayer AG.

DR. HUGO BÄNZIGER
Age: 51
First Appointed: 2006
Term Expires: 2009

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.

ANTHONY DI IORIO
Age: 64
First Appointed: 2006
Term Expires: 2008

Anthony Di Iorio became member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.

Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the Trading & Sales and Corporate Finance businesses, based in Charlotte, North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).

Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 51
First Appointed: 1999
Term Expires: 2009

Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer and a member of the Group Executive Committee. He joined us in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, BVV Versicherungsverein (since June 2007), BVV Versicherungskasse (since June 2007), EADS N.V. (since October 2007) and Carl Zeiss AG, and he was a member of the Supervisory Board of Fiat S.p.A. until July 2007.

GROUP EXECUTIVE COMMITTEE

The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions CIB and PCAM and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

— Provision of ongoing information to the Management Board on business developments and particular transactions;
— Regular review of our business segments;
— Consultation with and furnishing advice to the Management Board on strategic decisions; and
— Preparation of decisions to be made by the Management Board.

SUPERVISORY BOARD

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. On the basis of recommendations by the Chairman's Committee, the Supervisory Board regularly discusses and reviews the structure of the Management Board's compensation system. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance)

The following table shows information on the current members of our Supervisory Board. Most of the members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. As described further below, a number of the current members were originally appointed by a court or elected by subsequent General Meetings to fill vacancies created by members who left the Supervisory Board, or had been designated as the substitute for a departing member. The information includes their ages as of December 31, 2007, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other non-executive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 59 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (until April 2008); Linde AG; Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007); Bayer AG (since April 2007); Daimler AG (since April 2007)
Dr. Karl-Gerhard Eick Age: 53 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the Board of Managing Directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; Sireo Real Estate Asset Management GmbH (until December 2007); FC Bayern München AG; Corpus Immobiliengruppe GmbH & Co KG (since September 2007)
Heidrun Förster* Age: 60 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the Combined Staff Council Berlin of Deutsche Bank AG	
Ulrich Hartmann Age: 69 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG (until July 2007); IKB Deutsche Industriebank AG (Chairman, until March 2008); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Henkel KGaA (member of the Shareholders' Committee)
Gerd Herzberg* Age: 57 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman); Vattenfall Europe AG
Sabine Horn* Age: 46 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt	
Rolf Hunck* Age: 62 First elected: 2003 Term expires: 2008	Member of the management of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG (until May 2007); Kühne-Stiftung, Switzerland
Sir Peter Job Age: 66 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board, since January 2007)
Prof. Dr. Henning Kagermann Age: 60 First elected: 2000 Term expires: 2008	CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (since May 2007)
Ulrich Kaufmann* Age: 61 First elected: 1988 Term expires: 2008	Deutscher Bankangestellten-Verband, labor union for financial services providers	
Peter Kazmierczak* Age: 50 First elected: 2002 Term expires: 2008	Deputy Chairman of the Staff Council Deutsche Bank Ruhrgebiet-West	
Maurice Lévy Age: 65 First elected: 2006 Term expires: 2008	Chairman and CEO, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings Inc. (until December 2007); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.
Henriette Mark* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank AG	

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 66 First elected: 2005 Term expires: 2008		Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Koç Holding A.S. (since January 2008)
Gabriele Platscher* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)
Karin Ruck* Age: 42 First elected: 2003 Term expires: 2008	Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)
Dr. Theo Siegert Age: 60 Appointed by the court: 2006 Term expires: 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG (since July 2007); ERGO AG; Merck KGaA; E. Merck OHG, (member of the Shareholders' Committee); DKSH Holding Ltd. (member of the Board of Administration)
Tilman Todenhöfer Age: 64 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); Carl Zeiss AG (Chairman); Schott AG (Chairman)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 66 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (Chairman); Voith AG; LP Holding GmbH (Chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA
Leo Wunderlich* Age: 58 First elected: 2003 Term expires: 2008	Chairman of the Group Staff Council of Deutsche Bank AG, Mannheim	

* Employee-elected member of the Supervisory Board.

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. The General Meeting on May 24, 2007, confirmed this resolution, and the Supervisory Board elected him again as Chairman. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

STANDING COMMITTEES

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

CHAIRMAN'S COMMITTEE: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members' compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held four meetings in 2007.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.

NOMINATION COMMITTEE: In accordance with a new recommendation of the German Corporate Governance Code (No. 5.3.3), the Nomination Committee was formed on October 30, 2007. This Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2007.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Ulrich Hartmann and Dr. Jürgen Weber.

AUDIT COMMITTEE: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Head of Internal Audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accountant Fees and Services" on pages 270-271 of the Corporate Governance Report). The Audit Committee held seven meetings in 2007.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.

RISK COMMITTEE: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2007.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2007.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Henriette Mark.

The duties, responsibilities and procedures of the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are set out in separate terms of reference, which are available on our Internet website, along with the Terms of Reference of our Supervisory Board (www.deutsche-bank.de/corporate-governance).

COMPENSATION

For a description of the principles of our compensation system and the compensation for the Management Board and the Supervisory Board, please refer to our detailed Compensation Report on pages 44-50 of this document.

SHARE PLANS

For a description of our employee share programs, please refer to Note [31] to the consolidated financial statements.

REPORTING AND TRANSPARENCY

DIRECTORS' SHARE OWNERSHIP

MANAGEMENT BOARD. For the Directors' Share Ownership of the Management Board, please refer to our Compensation Report in the Management Report.

SUPERVISORY BOARD. As of February 29, 2008, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of shares	Number of share grants	Number of Derivatives	Number of options
Dr. Clemens Börsig[1]	124,834	49,674	–	–
Dr. Karl-Gerhard Eick	–	–	–	–
Heidrun Förster	585	10	–	–
Ulrich Hartmann	–	–	–	–
Gerd Herzberg	–	–	–	–
Sabine Horn	61	10	–	–
Rolf Hunck	–	10,869	2,000	200
Sir Peter Job	–	–	–	–
Prof. Dr. Henning Kagermann	–	–	–	–
Ulrich Kaufmann	85	–	–	100
Peter Kazmierczak	20	10	–	–
Maurice Lévy	–	–	–	–
Henriette Mark	368	10	–	100
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–	–
Gabriele Platscher	729	–	–	–
Karin Ruck	94	8	–	100
Dr. Theo Siegert	–	–	–	–
Tilman Todenhöfer	300	–	–	–
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–	–
Leo Wunderlich	702	10	–	200
Total	**128,073**	**60,601**	**2,000**	**700**

1 Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25 %.

As of February 29, 2008, the members of the Supervisory Board held 128,073 shares, amounting to less than 0.03 % of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

As listed in the "Number of Share Grants" column in the table, Dr. Clemens Börsig holds 49,674 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf

Hunck include 7,937 under the Restricted Equity Units Plan in connection with his employment with us, which are scheduled to be delivered to him in annual installments in August 2008, 2009, 2010 and 2011 and a further 2,922 shares granted under the DB Equity Units Plan, which are scheduled to be delivered to him in portions in February 2009, 2010, 2011 and 2012. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2007, and are scheduled to be delivered on November 1, 2008.

The derivatives reflected in the table were acquired by Rolf Hunck in February 2008 and include a discount certificate on Deutsche Bank shares.

The options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2002 generally have a strike price of € 55.39, can be exercised since January 2, 2005, and have an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24, can be exercised since January 2, 2006, and have an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

RELATED PARTY TRANSACTIONS

For information on related party transactions please refer to Note [38].

AUDITING AND CONTROLLING

AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. As an audit committee financial expert, Dr. Karl Gerhard Eick is "independent" of the bank, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Dr. Clemens Börsig was Chief Financial Officer and Chief Risk Officer as well as member of our Management Board until May 3, 2006. Since May 4, 2006, he has been Chairman of the Supervisory Board and a member of the Audit Committee. All compensation payments for his position as Management Board member and as CFO/CRO were paid or determined before his appointment as member of the Supervisory Board and his election to the Audit Committee, or were determined without his involvement in the Chairman's Committee. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest. As an audit committee financial expert, he is "independent" as defined in Rule 10A-3 under the U.S. Securities Exchange Act.

CODE OF ETHICS

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("senior financial officers"). Currently at Deutsche Bank these are the Chairman of the Management Board, Chief Financial Officer and Head of Group Accounting as well as members of the Group Finance Committee. A copy of this Code of Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2007 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2006 and 2007 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2006 and 2007 financial years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two financial years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those financial years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning. These amounts exclude expenses and VAT.

Fee category in € m.	2007	2006
Audit fees	43	44
Audit-related fees	8	10
Tax-related fees	8	7
Total fees	**59**	**61**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountants be pre-approved by our Audit Committee or must be pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In the financial years 2006 and 2007, the percentage of the total amount of revenue we paid to our principal accountants for non-audit services in the individual categories that were subject to such a waiver was less than 5 %.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE

DECLARATION OF CONFORMITY 2007

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 30, 2007. Since the last Declaration of Conformity dated October 31, 2006, Deutsche Bank AG has complied with the recommendations of the "Government Commission's German Corporate Governance Code" with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.

Deutsche Bank will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 14, 2007, published in the Bundesanzeiger on July 20, 2007, with the following exception:

— For the members of the Management Board and Supervisory Board, there is a directors' and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members thus does not appear to be appropriate.

The Declaration of Conformity dated October 30, 2007, and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

STATEMENT ON THE SUGGESTIONS OF THE GERMAN CORPORATE GOVERNANCE CODE

The General Meeting on May 24, 2007, elected Dr. Siegert as a new member of the Supervisory Board for 5 years, with the result that the suggestion of Code No. 5.4.6 was implemented for the first time. Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 14, 2007, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Supplementary Information

05 //

Management Board

Josef Ackermann
Chairman

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Supervisory Board

Dr. Clemens Börsig
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

Gerd Herzberg*
Deputy Chairman of
ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

**Prof. Dr.
Henning Kagermann**
CEO of SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-
Verband, labor union for financial
services providers, Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman and Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

**Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer**
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrie-
treuhand KG,
Stuttgart

**Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Elected by the employees in Germany.

COMMITTEES

Chairman's Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Mediation Committee
Dr. Clemens Börsig
Chairman

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
Chairman

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risk Committee
Dr. Clemens Börsig
Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Substitute Member

Tilman Todenhöfer
Substitute Member

Nomination Committee
since October 30, 2007

Dr. Clemens Börsig
Chairman

Ulrich Hartmann

Dipl.-Ing. E.h. Dr.-Ing. E.h.
Jürgen Weber

* Elected by our employees in Germany

European Advisory Board

Werner Wenning
– Chairman
Chairman of the Board of Managing Directors, Bayer AG, Leverkusen

Dr. Kurt Bock
Member of the Group Board, BASF Aktiengesellschaft, Ludwigshafen

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and General Partner, Merck KGaA, Darmstadt

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of Directors, Severstal; Director General, Company Severstal-Group, Cherepovets

Dr. h. c. August Oetker
General Partner, Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Kitzbühel

Dr. Bernd Pischetsrieder
Volkswagen AG, Wolfsburg

Dr. Wolfgang Reitzle
President and CEO, Linde AG, Munich

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board , J. M. Voith AG, Heidenheim

Håkan Samuelsson
President and CEO, MAN Aktiengesellschaft, Munich

Maria-Elisabeth Schaeffler
Partner and Chairman of the Supervisory Board, INA-Holding Schaeffler KG, Herzogenaurach

Jürgen R. Thumann
President, BDI – Federation of German Industries, Chairman of the Shareholders' Committee, Heitkamp & Thumann KG, Düsseldorf

Dr. Dieter Zetsche
Chairman of the Board of Management, Daimler AG, and Mercedes-Benz Cars Division, Stuttgart

Americas Advisory Board

Norman Augustine
Former CEO & Chairman,
Lockheed Martin

Michael Capellas
Senior Advisor, Silver Lake Partners;
former President & CEO, MCI

Anthony W. Deering
Chairman, Exeter Capital

Archie Dunham
Former Chairman, ConocoPhillips

Benjamin H. Griswold, IV
Chairman, Brown Advisory

Robert L. Johnson
Founder & Chairman,
the RLJ Companies

Edward Kangas
Chairman, Tenet Healthcare

Ellen R. Marram
President,
The Barnegat Group LLC

Lynn Martin
President, Martin Hall Group;
former U.S. Secretary of Labor

Robert P. May
CEO, Calpine Corp.

George J. Mitchell
Former Chairman,
Walt Disney Company;
former U.S. Senator

Michael E. J. Phelps
Chairman, Dornoch Capital

John Snow
Chairman,
Cerberus Capital Management;
former U.S. Secretary of the
Treasury

Latin American Advisory Board

Mauricio Botelho
Former President and CEO,
Embraer, Brazil

Fernando Henrique Cardoso
Former President of the
Federative Republic of Brazil

Nicolás Eyzaguirre Guzmán
Former Minister of Finance of the
Republic of Chile

Enrique Iglesias
Secretary-General,
Ibero-American Conference

Pedro Pablo Kuczynski
Partner & Senior Advisor,
the Rohatyn Group;
former Prime Minister of Peru

Amalia Lacroze de Fortabat
Owner and President,
Grupo Fortabat, Argentina

Lynn Martin
President, Martin Hall Group;
former U.S. Secretary of Labor

Luis Pagani
President, Asociación Empresaria,
Argentina

Miguel Urrutia Montoya
Professor at the Universidad de
los Andes; former Governor of the
Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and CEO,
Vinashin, Vietnam

Robert E. Fallon
Former Chairman,
Korea Exchange Bank, Korea

Toru Hashimoto
Senior Advisor,
Deutsche Securities Inc., Japan

Nobuyuki Idei
Founder and CEO,
Quantum Leaps Corporation,
Japan

Dr. Tony Tan Keng Yam
Former Deputy Prime Minister and
Co-ordinating Minister for Security
and Defence of Singapore

Gang-Yon Lee
Chairman of the Board,
Korea Gas Corporation and
Senior Advisor to Lee International
IP & Law Group, Korea

Dr. David K.P. Li
Chairman and Chief Executive,
The Bank of East Asia, China

Dr. Li Qingyuan
Director-General, Office of Strategy
and Development Committee at the
Securities Regulatory Commission,
China

Subramaniam Ramadorai
CEO and Managing Director,
Tata Consultancy Services Limited,
India

Sofjan Wanandi
Chairman and CEO,
Gemala Group, Indonesia

Zhang Yunling
Professor of International Economics
at the Chinese Academy of Social
Science, China

Group Five-Year Record

	Data according to IFRS		Data according to U.S. GAAP [1]		
Balance Sheet in € m.	**2007**	**2006**	**2005**	**2004**	**2003**
Total assets	2,020,349	1,584,493	992,161	840,068	803,614
Loans, net	198,892	178,524	151,355	136,344	144,946
Liabilities[2]	1,981,883	1,551,018	961,603	813,616	775,065
Total shareholders' equity	37,044	32,758	29,936	25,904	28,202
Minority interest[3]	1,422	717	622	548	347
Tier 1 risk-based capital (BIS)	28,320	23,539	21,898	18,727	21,618
Total risk-based capital (BIS)	38,049	34,309	33,886	28,612	29,871
Income Statement in € m.	**2007**	**2006**	**2005**	**2004**	**2003**
Net interest income	8,849	7,008	6,001	5,182	5,847
Provision for credit losses[4]	612	298	350	307	1,063
Commissions and fee income	12,289	11,195	10,089	9,506	9,332
Net gains (losses) on financail assets/liabilities at fair value through profit or loss[5]	7,175	8,892	7,429	6,186	5,611
Other noninterest revenues	2,432	1,399	2,121	1,044	478
Total noninterest revenues	**21,896**	**21,486**	**19,639**	**16,736**	**15,421**
Compensation and benefits	13,122	12,498	10,993	10,222	10,495
General and administrative expenses[4,6]	7,954	7,069	7,366	6,681	6,759
Policyholder benefits and claims	193	67	52	260	110
Impairment of intangible assets	128	31	–	19	114
Restructuring activities	(13)	192	767	400	(29)
Total noninterest expenses[4,6]	**21,384**	**19,857**	**19,178**	**17,582**	**17,449**
Income before income tax expense[6,7]	**8,749**	**8,339**	**6,112**	**4,029**	**2,756**
Income tax expense (benefit)	2,239	2,260	2,039	1,437	1,327
Effect from the reversal of 1999/2000 credits for tax rate changes			544	120	215
Cumulative effect of accounting changes, net of tax			–	–	151
Net income[8]	**6,510**	**6,079**	**3,529**	**2,472**	**1,365**
Net income attributable to minority interest	36	9			
Net income attributable to Deutsche Bank shareholders	6,474	6,070			
Key figures	**2007**	**2006**	**2005**	**2004**	**2003**
Basic earnings per share	€ 13.65	€ 12.96	€ 7.62	€ 5.02	€ 2.44
Diluted earnings per share	€ 13.05	€ 11.48	€ 6.95	€ 4.53	€ 2.31
Dividends paid per share in period	€ 4.00	€ 2.50	€ 1.70	€ 1.50	€ 1.30
Return on average total shareholders' equity (post-tax)	18.0%	20.4%	12.5%	9.1%	4.7%
Pre-tax return on average shareholders' equity	24.3%	28.0%	21.7%	14.8%	9.5%
Cost/income ratio	69.6%	69.7%	74.7%	79.9%	81.8%
BIS core capital ratio (Tier 1)	8.6%	8.5%	8.7%	8.6%	10.0%
BIS capital ratio (Tier 1 + 2 + 3)	11.6%	12.5%	13.5%	13.2%	13.9%
Employees (full-time equivalent)	78,291	68,849	63,427	65,417	67,682

1 U.S. GAAP Balance Sheet, Income Statement and Key figures are only partially comparable with IFRS, presentation of U.S. GAAP Income Statement data was adjusted to IFRS definition.
2 Excluding minority interest
3 Minority interest is included in total equity under IFRS and included in other liabilities under U.S. GAAP.
4 For U.S. GAAP: Provision for off-balance sheet positions reclassified from General and administrative expenses to provisions for credit losses.
5 For U.S. GAAP: Trading revenues, net
6 For U.S. GAAP: Includes minority interest expense
7 For U.S. GAAP: Income before income tax expense and cumulative effect of accounting changes
8 For U.S. GAAP: Net income attributable to Deutsche Bank shareholders

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in → IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders' meeting.

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8 % and the minimum core capital ratio 4 %.

BIS
Bank for International Settlements domiciled in Basel.

Book value per share issued
Book value value per share issued is defined as shareholders' equity divided by the number of shares issued (both at period end).

Book value per basic share outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. Total capital consists of:
– core capital or Tier 1 capital: primarily share capital, reserves and hybrid capital components,
– supplementary capital or Tier 2 capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
– Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.
Supplementary capital is limited to 100 % of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50 % of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Cash margin receivables/payables
Balances placed by/placed with Deutsche Bank at/by → broker-dealers and clearing organizations for clearing purposes.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Compensation ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Derivatives
Financail instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Deferred taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties.

Financial assets available for sale
Non-derivatives financial assets that are designated as available for sale or are not classified as loans and receiveables or financial assets at fair value through profit and loss. They are reported in the balance sheet at their → Fair value. Changes in Fair value are generally reported in → Net gains/losses not recognized in the income statement in shareholders' equity. Impairments and realized gains and losses are reported in the consolidated statement of income.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards) / previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities .

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Net gains (losses) not recognized in the income statement
Primarily includes unrealized gains and losses on foreign currency translation and on financial assets available for sale. These unrealized gains and losses are not included in net income but reported in net gains (losses) not recognized in the income statement in shareholders' equity.

Non-compensation ratio
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to IAS 19, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Receivables/payables related to prime brokerage
Receivables/payables related to prime brokerage are amounts owed to/owed by Deutsche Bank from activities such as acting as settlement agent, custody provider, financing/funding provider and preparer of account statements for clients who are money managers, → hedge funds, market makers and other professional investors.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as Income before income taxes less minority interest, as a percentage of → average active equity.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.

While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99% → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Total recognized income and expense
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income recognized in the income statement and → Net gains (losses) not recognized in the income statement.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

FINANCIAL CALENDAR

2008

Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

2009

Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009

While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99 % → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Total recognized income and expense
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income recognized in the income statement and → Net gains (losses) not recognized in the income statement.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2007 and Financial Report 2007 on the Internet:
www.deutsche-bank.com/07

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 26 March 2008 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2007 and Financial Report 2007.

Annual Review 2007
(German and English)

Financial Report 2007
(German and English)

Annual Report 2007 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2007
(German and English)

List of Mandates 2007
(German and English)

List of shareholdings 2007
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2007
(from May 2008 in German and English)

How to order:
- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/07
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

FINANCIAL CALENDAR

2008

Apr 29, 2008	Interim Report as of March 31, 2008
May 29, 2008	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 30, 2008	Dividend payment
Jul 31, 2008	Interim Report as of June 30, 2008
Oct 30, 2008	Interim Report as of September 30, 2008

2009

Feb 5, 2009	Preliminary results for the 2008 financial year
Mar 24, 2009	Annual Report 2008 and Form 20-F
Apr 28, 2009	Interim Report as of March 31, 2009
May 26, 2009	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2009	Dividend payment
Jul 29, 2009	Interim Report as of June 30, 2009
Oct 29, 2009	Interim Report as of September 30, 2009



... Report 2007

... Bank

Die Deutsche Bank-Aktie

Wissenswertes über die Deutsche Bank-Aktie

2007	
Gesamtrendite (Total Return)[1] im Jahresverlauf	–8,6%
Anteil am Aktienumsatz (Xetra und Frankfurter Parketthandel)	8,1%
Durchschnittlicher Börsenumsatz pro Tag[2]	6,1 Mio Stück
Aktienkurs höchst	118,51 €
Aktienkurs tiefst	81,33 €
Dividende je Aktie (für 2007 vorgeschlagen)	4,50 €

Per 31.12.2007	
Ausgegebene Aktien	530 400 100
Ausstehende Aktien	501 065 281
Grundkapital	1 357 824 256,00 €
Marktkapitalisierung	47,41 Mrd €
Kurs[3]	89,40 €
Gewicht im DAX	5,6%
Gewicht im Dow Jones STOXX 50	1,4%

Wertpapierkennung

Deutsche Börse		New York Stock Exchange	
Emissionsart	Namensaktie	Emissionsart	Global Registered Share
Symbol	DBK	Währung	US-$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Auf der Basis von Xetra.
[2] Orderbuchstatistik (Xetra).
[3] Xetra-Schlusskurs.

Deutsche Bank

Der Konzern im Überblick

	2007	2006
Eigenkapitalrendite nach Steuern (basierend auf dem durchschnittlichen Eigenkapital)	18,0%	20,4%
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Eigenkapital)	24,3%	28,0%
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity)[1]	29,2%	32,7%
Ergebnis je Aktie (basic)	13,65€	12,96€
Ergebnis je Aktie (verwässert)[2]	13,05€	11,48€
Nettovermögen je ausgegebene Stammaktie[3]	69,84€	62,42€
Nettovermögen je ausstehende Stammaktie (basic)[4]	77,54€	69,48€
Aufwand-Ertrag-Relation[5]	69,6%	69,7%
Personalaufwandsquote[6]	42,7%	43,9%
Sachaufwandsquote[7]	26,9%	25,8%

in Mio €	2007	2006
Erträge insgesamt	30745	28494
Risikovorsorge im Kreditgeschäft	612	298
Zinsunabhängige Aufwendungen insgesamt	21384	19857
Ergebnis vor Steuern	8749	8339
Gewinn nach Steuern	6510	6079

in Mrd €	31.12.2007	31.12.2006
Bilanzsumme	2020	1584
Den Deutsche Bank-Aktionären zurechenbares Eigenkapital	37,0	32,8
BIZ-Kernkapitalquote (Tier 1)	8,6%	8,5%

Anzahl	31.12.2007	31.12.2006
Niederlassungen	1889	1717
davon in Deutschland	989	934
Mitarbeiter (in Vollzeitkräfte umgerechnet)	78291	68849
davon in Deutschland	27779	26401

Langfristrating	**31.12.2007**	**31.12.2006**
Moody's Investors Service	Aa1	Aa3
Standard & Poor's	AA	AA–
Fitch Ratings	AA–	AA–

[1] Aus Gründen der Vergleichbarkeit berechnen wir eine bereinigte Kennziffer für unsere Eigenkapitalrendite. Diese bereinigte Kennziffer bezeichnen wir als „Eigenkapitalrendite vor Steuern, basierend auf dem durchschnittlichen Active Equity". Es handelt sich dabei nicht um eine IFRS-basierte Kennziffer. Bei einem Vergleich sollten daher die Unterschiede bei der Berechnung dieser Quoten berücksichtigt werden. Die Positionen, um die wir das durchschnittliche Eigenkapital (2007: 35888 Mio €; 2006: 29751 Mio €) bereinigen, sind die durchschnittlichen unrealisierten Gewinne aus zur Veräußerung verfügbaren Wertpapieren und die durchschnittliche Fair-Value Anpassung von Cashflow Hedges, beide Bestandteile nach darauf entfallenden Steuern (2007: 3841 Mio €; 2006: 2667 Mio €) sowie die durchschnittliche jährliche Dividende, die unterjährig abgegrenzt und im Folgejahr nach Zustimmung der Hauptversammlung gezahlt wird (2007: 2200 Mio €; 2006: 1615 Mio €).

[2] Einschließlich Effekt auf den Zähler aus angenommener Wandlung.

[3] Nettovermögen je ausgegebene Stammaktie ergibt sich durch Division des den Deutsche Bank-Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausgegebenen Stammaktien (beide zum Bilanzstichtag).

[4] Nettovermögen je ausstehende Stammaktie (basic) ergibt sich durch Division des den Deutsche Bank-Aktionären zurechenbaren Eigenkapitals durch die Anzahl der ausstehenden Stammaktien (basic, beide zum Bilanzstichtag).

[5] Prozentualer Anteil der zinsunabhängigen Aufwendungen insgesamt am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge.

[6] Prozentualer Anteil des Personalaufwands am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft plus zinsunabhängige Erträge.

[7] Prozentualer Anteil des zinsunabhängigen Sachaufwands, der sich aus den zinsunabhängigen Aufwendungen abzüglich Personalaufwand zusammensetzt, am Zinsüberschuss vor Risikovorsorge im Kreditgeschäft insgesamt plus zinsunabhängige Erträge.

Unsere Identität.

Wir sind eine weltweit führende Investmentbank mit einem starken und erfolgreichen Privatkundengeschäft sowie sich gegenseitig verstärkenden Geschäftsfeldern. Führend in Deutschland und Europa, wachsen wir weiter kräftig in Nordamerika, Asien und anderen Wachstumsmärkten.

Unser Leitbild.

Wir wollen der weltweit führende Anbieter von Finanzlösungen für anspruchsvolle Kunden sein und damit nachhaltig Mehrwert für unsere Aktionäre und Mitarbeiter schaffen.

Leistung aus Leidenschaft.

Das ist die Art, wie wir handeln. Spitzenleistungen sind unser Maßstab, Vielfalt ist unsere Stärke, Innovation ist unser Antrieb, Partnerschaften sind unser Ziel.

Erfolgreich sein im Wandel.

Die Welt verändert sich. Schnell und tiefgreifend. [illegible] wirkung globaler Zusammenhänge viel weniger vorhersehbar als in der Vergangenheit. Neu ist nicht nur, wie die Veränderungen geschehen, sondern auch wohin sie führen. Solidität, Kundennähe und intellektuelles Kapital, gepaart mit fundiertem W[illegible] wie kulturelle Anforderungen in den [illegible] ten, das sind die Eigenschaften, mit denen die Deutsche Bank in der Welt von heute erfolgreich ist. Bereits vor Jahren haben wir in unsere Wandlungsfähigkeit investiert. Haben uns [illegible] Fähigkeiten entwickelt, die uns jetzt und in Zukunft erlauben, aus Veränderungen Chancen zu machen. Und daraus Erfolge. Für unsere Aktionäre. Für unsere Kunden. Für unsere Mitarbeiter. Für unsere Zukunft.

Sehr geehrte Aktionärinnen und Aktionäre,

2007 war ein außergewöhnlich schwieriges Jahr – für die Deutsche Bank, den Bankensektor insgesamt, die internationalen Finanzmärkte und die Weltwirtschaft. In den ersten sechs Monaten waren die Rahmenbedingungen für den Finanzbereich noch sehr vorteilhaft: Es herrschte allgemein eine freundliche Stimmung an den Kapitalmärkten und die globale Wachstumsdynamik war hoch. Im Verlauf der zweiten Jahreshälfte jedoch wurden die tief gehenden Auswirkungen der Krise am US-amerikanischen Subprime-Hypothekenmarkt immer deutlicher. Die Zurückhaltung der Anleger nahm zu und die Bedingungen für die Bereitstellung von Krediten und Liquidität im globalen Finanzsystem verschlechterten sich rapide. Dies wiederum beeinträchtigte durch eine höhere Volatilität und markante Kurskorrekturen auch die Aktienmärkte. Die Subprime-Krise und ihre weitreichenden Folgen machten sich besonders im Bankensektor bemerkbar. Nicht nur in den USA, sondern auch in Europa waren Banken, die sich direkt in Subprime-Krediten und verwandten Produkten engagiert hatten, in ihrer Ertragsrechnung stark betroffen. Die Krise hat sich 2008 fortgesetzt und belastet weiterhin sowohl die Finanzmärkte als auch die Realwirtschaft.



Dr. Josef Ackermann
Vorsitzender des Vorstands und des Group Executive Committee

In diesem turbulenten Umfeld hat die Deutsche Bank gleichwohl ein höchst solides Ergebnis erzielt. Wir haben die günstigen Bedingungen in der ersten Jahreshälfte genutzt und in dem anschließenden schwierigeren zweiten Halbjahr unsere Stärke und Widerstandsfähigkeit bewiesen. Wir haben weniger unter der Subprime-Krise gelitten als einige andere große Banken, da wir uns in den am stärksten betroffenen Bereichen frühzeitig abgesichert hatten. Dabei konnten wir von unserem wirkungsvollen Risikomanagement und der breit diversifizierten Geschäftsbasis profitieren. Im Geschäftsjahr 2007 stiegen die Erträge um 8 % auf 30,7 Mrd €, während sich das Ergebnis vor Steuern um 5 % auf 8,7 Mrd € und der Gewinn nach Steuern um 7 % auf 6,5 Mrd € erhöhte. Daraus ergab sich eine Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen Active Equity) gemäß Zielgrößendefinition von 26 %, die somit über unserer Zielgröße von 25 % im mehrjährigen Durchschnitt liegt. Das Ergebnis je Aktie (verwässert, gemäß Zielgrößendefinition) betrug 10,79 €. Wir haben zudem unsere Kapitalbasis gestärkt, indem wir das Kernkapital gemäß BIZ um fast 5 Mrd € auf über 28 Mrd € steigerten.

Das gute Ergebnis erlaubt es uns, unsere aktionärsfreundliche Dividendenpolitik fortzusetzen. Der Hauptversammlung im Mai 2008 schlagen wir vor, die Dividende je Aktie von 4,00 € auf 4,50 € zu erhöhen. Falls die Aktionäre dieser Empfehlung folgen, hat sich unsere Dividende seit 2003 verdreifacht. Der Kurs unserer Aktie ging im Jahresverlauf zwar um 12 % zurück. Das ist zweifellos eine Enttäuschung, aber doch besser als der Euro STOXX-Bankenindex, der um 17 % sank, und deutlich weniger als die Kurseinbußen einiger unserer internationalen Mitbewerber.

Der Konzernbereich Corporate and Investment Bank erzielte 2007 ein Gesamtergebnis vor Steuern von 5,1 Mrd €. Das ist insbesondere angesichts der schwierigen Bedingungen in der zweiten Jahreshälfte eine sehr ordentliche Leistung. In unserem Unternehmensbereich Corporate Banking & Securities belief sich das Ergebnis vor Steuern auf 4,2 Mrd €. Im Verkauf und Handel von Wertpapieren (Sales & Trading) konnten wir in einigen volumenstarken Produktbereichen wie etwa im Devisen- und Geldhandel sehr hohe Wachstumsraten verbuchen und auch unser kundenorientiertes Aktiengeschäft legte kräftig zu. Teile unseres kreditbezogenen Geschäfts, insbesondere soweit sie mit dem Subprime-Markt in Verbindung standen, haben jedoch unter den Marktturbulenzen gelitten. In Corporate Finance konnten Rekorderträge im Beratungsgeschäft erwirtschaftet werden, während sich im Emissionsgeschäft von Schuldtiteln und bei Übernahmetransaktionen sowie von hochverzinslichen Anleihen die Anleger zurückhielten. Dadurch wurden Abschreibungen auf Kredite und Kreditzusagen im Geschäft mit fremdfinanzierten Unternehmenskäufen notwendig. Unser Unternehmensbereich Global Transaction Banking (GTB) konnte dank Wachstum in allen wichtigen Produktbereichen sowie strikter Kostenkontrolle ein herausragendes Ergebnis von 945 Mio € (+34 %) vorlegen.

Auch unser Konzernbereich Private Clients and Asset Management (PCAM) hat sich mit einem um 6 % auf 2,1 Mrd € gestiegenen Gesamtergebnis vor Steuern gut behauptet. Zum Ende des Berichtsjahres betrug das betreute Kundenvermögen 952 Mrd € nach 908 Mrd € ein Jahr zuvor. In unserem Unternehmensbereich Asset and Wealth Management, der die beiden Geschäftsbereiche Asset Management und Private Wealth Management umfasst, kamen wir 2007 auf ein Ergebnis vor Steuern von 913 Mio € (+2 %) sowie Nettovermögenszuflüsse von 40 Mrd €. Der Unternehmensbereich Private & Business Clients konnte sein Ergebnis vor Steuern um 10 % auf 1,1 Mrd € erhöhen. Darin sind die Kosten der Integration von Berliner Bank und norisbank im deutschen Heimatmarkt sowie Investitionen in unser schnell wachsendes Geschäft in China, Indien und Polen verkraftet.

Unsere robusten Ergebnisse in PCAM und GTB trotz schwieriger Marktbedingungen unterstreichen die Bedeutung, welche diesen „stabilen" Geschäftsfeldern und ihrem Beitrag zur Ertragsdiversifikation der Deutschen Bank zukommt.

2007 war auch ein Jahr, in dem die Deutsche Bank ihre internationale Präsenz ausgebaut hat. Die Anzahl unserer Mitarbeiter stieg im Jahresverlauf weltweit um über 9400, davon allein in Asien um mehr als 4300. Darin zeigt sich unsere feste Absicht, die Chancen in dieser dynamischen und stark wachsenden Region zu nutzen. In Nord- und Südamerika wurden über 1700 neue Mitarbeiter eingestellt. In Deutschland nahm die Mitarbeiterzahl um knapp 1400, im restlichen Europa und im Nahen Osten um 1000 zu. Mit einer Präsenz in 76 Ländern und Mitarbeitern aus 150 Nationen sind unsere globale Reichweite und Vielfalt ein unschätzbarer Vorteil. Unser Wachstum im Jahr 2007 in allen Regionen der Welt bestätigt uns darin, weiter in diese besondere Stärke zu investieren.

Die kurzfristigen Aussichten sind nach wie vor höchst unsicher. Das Umfeld an den Finanzmärkten und in der Realwirtschaft bleibt schwierig. Die Kredite für Privat- und Geschäftskunden werden auf absehbare Zeit knapper und teurer als vor Ausbruch der Krise sein. Die Immobilienmärkte in den USA und einigen europäischen Ländern sind angeschlagen, steigende Kosten für Energie und andere Rohstoffe werden den Inflationsdruck erhöhen. Die Kredit- und Liquiditätslage an den internationalen Finanzmärkten bleibt angespannt. Sowohl private als auch institutionelle Anleger halten sich weiter zurück. Vor diesem Hintergrund werden die Herausforderungen im Bankensektor vorerst weiter dominieren.

Die Deutsche Bank hat ein leistungsfähiges Geschäftsmodell und eine klare Strategie. Der strengen Disziplin bei Risiken, Kapital und Kosten kommt unverändert Priorität zu. Wir haben eine starke Position in unseren Kerngeschäftsfeldern und dürften von einer „Flucht in Qualität" profitieren. Wir werden unsere „stabilen" Geschäftsfelder weiterentwickeln und im Investment Banking auf unserer führenden Marktposition aufbauen. Außerdem werden wir fortfahren, Kosten- und Ertragsvorteile durch eine engere Zusammenarbeit der Geschäftsbereiche zu erschließen.

Zudem sind die längerfristigen Trends intakt, die unser Umfeld prägen. Und dies kommt uns zugute. Das gilt für das hohe Globalisierungstempo, welches angesichts der kaum verringerten Wachstumsdynamik in asiatischen Schwellenländern wie China und Indien sowie in den energieproduzierenden Ländern anhält. Gleichzeitig werden die internationalen Kapitalmärkte, auf denen Anleger und Emittenten aus aller Welt zusammentreffen, immer wichtiger, weil knappes Kapital die traditionelle Finanzierung durch Bankkredite begrenzt. Außerdem nimmt das Anlagevermögen zu, da die private Nachfrage nach Altersvorsorgeprodukten steigt und in den schnell wachsenden Schwellenländern neuer Wohlstand entsteht. Als eine der führenden globalen Investmentbanken und einer der international großen Anbieter im Anlagemanagement sind wir gut positioniert, um von diesen Trends zu profitieren.

Die Deutsche Bank hat ihre Stärke in guten wie in schwierigen Märkten unter Beweis gestellt. Unsere Strategie ist richtig und wir halten Kurs. Unsere höchste Priorität ist es, Mehrwert für unsere Aktionäre, Kunden, Mitarbeiter und die Gesellschaft zu schaffen. Zu dieser Verpflichtung stehen wir – auch in unsicheren Zeiten.

Mit freundlichen Grüßen

Ihr Josef Ackermann

Josef Ackermann
Vorsitzender des Vorstands und
des Group Executive Committee

Frankfurt am Main, im März 2008

Group Executive Committee


1


2


3


6



1
Pierre de Weck, geboren 1950
Head of Private Wealth Management.

2
Jürgen Fitschen, geboren 1948
Global Head of Regional Management.
Vorsitzender des Management Committee Deutschland.

6
Kevin Parker, geboren 1959
Head of Asset Management.

3
Anthony Di Iorio, geboren 1943
Vorstandsmitglied seit 2006.
Chief Financial Officer, verantwortlich für Finanzen, Steuern, Corporate Insurance, Investor Relations, Revision und Abwicklung von Handelsgeschäften gemäß MaRisk*.

7
Dr. Hugo Bänziger, geboren 1956
Vorstandsmitglied seit 2006.
Chief Risk Officer, verantwortlich für das Risikomanagement, Recht, Compliance, Corporate Governance, Unternehmenssicherheit und Treasury & Capital Management.

* MaRisk: Mindestanforderungen an das Risikomanagement gemäß Bundesanstalt für Finanzdienstleistungsaufsicht.











4
Anshu Jain, geboren 1963
Head of Global Markets.

8
Rainer Neske, geboren 1964
Head of Private & Business Clients.

5
Dr. Josef Ackermann, geboren 1948
Vorstandsmitglied seit 1996.
Vorsitzender des Vorstands und des Group Executive Committee, verantwortlich für Corporate and Investment Bank, Private Clients and Asset Management, Corporate Investments, Regional Management sowie Kommunikation & Gesellschaftliche Verantwortung, Konzernentwicklung und Volkswirtschaft.

9
Hermann-Josef Lamberti, geboren 1956
Vorstandsmitglied seit 1999.
Chief Operating Officer, verantwortlich für Personal, Informationstechnologie, Abwicklung (ausgenommen Handelsgeschäfte gemäß MaRisk*), Kosten- und Infrastrukturmanagement, Gebäude- und Flächenmanagement sowie Einkauf.

10
Michael Cohrs, geboren 1956
Head of Global Banking.

Mitglieder des Vorstands der Deutschen Bank AG.





// Unsere Beteiligung an der Deutschen Bank ist eine Verstärkung unseres Finanzportfolios. Die Deutsche Bank verfolgt eine sehr solide, nachhaltige Wachstumsstrategie und hat auch das richtige Management, um diese Strategie erfolgreich umzusetzen.

Dr. Omar Bin Sulaiman, Governor of Dubai International Financial Centre (DIFC), Dubai

Der Deutsche Bank-Konzern 01 //

Hervorragend positioniert für profitables Wachstum

MANAGEMENTSTRUKTUR

Die Aufgaben des Vorstands der Deutschen Bank AG umfassen insbesondere die strategische Steuerung, Zuteilung der Ressourcen, Rechnungslegung und Finanzberichterstattung sowie das Risikomanagement und die Kontrolle des Konzerns. Der Vorstand nimmt seine Führungs- und Aufsichtsfunktion, in der ihn das Corporate Center unterstützt, auch über von ihm geleitete funktionale Gremien wahr.

Im Mai 2007 schied Tessen von Heydebreck aus dem fünfköpfigen Vorstand aus. Seine zuletzt ausgeübten Zuständigkeiten für Personal, Recht, Compliance, Revision und Gesellschaftliches Engagement wurden auf die übrigen vier Vorstandsmitglieder aufgeteilt.

Das Group Executive Committee (GEC) besteht aus den Mitgliedern des Vorstands sowie den fünf Leitern der Kerngeschäftsfelder und dem Leiter Regional Management. Die Funktion des GEC ist es, den Vorstand bei der Entscheidungsfindung zu unterstützen. In regelmäßigen Sitzungen analysiert es die Entwicklung der Geschäftsbereiche, erörtert konzernstrategische Fragen und erarbeitet Empfehlungen für den Vorstand. Den Vorsitz im Vorstand und im GEC führt Josef Ackermann.


Funktionale Committees
Group Executive Committee
Vorstand
Business Heads/Regional Head
Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management
Regionale Committees

KONZERNBEREICHE

Die Deutsche Bank gliedert sich in die Konzernbereiche Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) sowie Corporate Investments (CI).

CORPORATE AND INVESTMENT BANK

In CIB betreiben wir das Kapitalmarktgeschäft einschließlich Emission, Verkauf und Handel von Kapitalmarktprodukten wie Aktien, Anleihen und anderen Wertpapieren, das Beratungs- und das Kreditgeschäft sowie das Geschäft mit Transaktionsdienstleistungen. Unsere institutionellen Kunden kommen sowohl aus dem öffentlichen Sektor – wie souveräne Staaten und supranationale Einrichtungen – als auch aus der Privatwirtschaft, von mittelständischen Unternehmen bis hin zu multinationalen Großkonzernen.

CIB gliedert sich in die Unternehmensbereiche Corporate Banking & Securities und Global Transaction Banking (GTB).

Corporate Banking & Securities besteht aus den beiden Geschäftsbereichen Global Markets und Corporate Finance, die im Deutschen Bank-Konzern weltweit das Emissionsgeschäft, den Verkauf und Handel von Wertpapieren, das Beratungsgeschäft bei Fusionen und Übernahmen sowie das Corporate-Finance-Geschäft abdecken.

Zu GTB gehört unser Produktangebot in den Sparten Trade Finance, Cash Management und Trust & Securities Services für Finanzdienstleister wie auch andere Unternehmen.

Corporate Finance und Global Transaction Banking zusammengenommen bezeichnen wir als Global Banking.

PRIVATE CLIENTS AND ASSET MANAGEMENT
PCAM ist in die Unternehmensbereiche Asset and Wealth Management und Private & Business Clients gegliedert.

Asset and Wealth Management umfasst die beiden Geschäftsbereiche Asset Management und Private Wealth Management. In Asset Management haben wir das weltweite Publikumsfondsgeschäft für Privatkunden unserer Tochtergesellschaften DWS Investments und DWS Scudder konzentriert. An institutionelle Kunden einschließlich Pensionsfonds und Versicherungen wenden wir uns mit einer breiten Produktpalette, die von klassischen Anlagen über Hedgefonds bis zu speziellen Immobilienanlagen reicht. Private Wealth Management betreut weltweit vermögende Privatkunden und Familien. Dieser sehr anspruchsvollen Kundschaft bieten wir einen ganzheitlichen Service an, zu dem die individuelle Vermögensverwaltung einschließlich der Beratung bei der Nachfolgeplanung und bei philanthropischen Überlegungen gehört.

Private & Business Clients (PBC) richtet sich an vermögensbildende Privatkunden und kleine bis mittlere Unternehmen, denen wir das ganze Spektrum von traditionellen Bankdienstleistungen wie Kontoführung, Kredit- und Einlagengeschäft sowie Vermögensanlageberatung zur Verfügung stellen. Außerhalb Deutschlands ist PBC seit Langem in Italien, Spanien, Belgien und Portugal sowie seit einigen Jahren in Polen aktiv. Darüber hinaus investieren wir gezielt in die Erschließung aufstrebender Märkte in Asien, beispielsweise in China und Indien.

CORPORATE INVESTMENTS
Der Konzernbereich Corporate Investments umfasst unsere Industriebeteiligungen, das eigengenutzte Immobilienvermögen sowie sonstige Beteiligungen.

DEN WANDEL ANTIZIPIEREN
In den ersten sechs Monaten des Jahres 2007 haben wir, auch dank der günstigen Marktentwicklung, hervorragende Ergebnisse erzielt. Im zweiten Halbjahr dagegen wurde das Geschäftsumfeld vor allem infolge der amerikanischen Subprime-Krise wesentlich schwieriger.

Die Probleme bei verbrieften Hypothekarkrediten an bonitätsschwache Schuldner in den USA verursachten weitreichende Turbulenzen an den Kapitalmärkten, die negativ auf das Investorenvertrauen sowie die Liquidität im globalen Finanzsystem ausstrahlten. Diese Auswirkungen auf den Bankensektor und die Wirtschaft insgesamt, besonders in den USA, sind auch Anfang 2008 spürbar. In dem unverändert schwierigen Umfeld hat die Deutsche Bank Stabilität und Stärke bewiesen.

Unsere insgesamt erfreuliche Geschäftsentwicklung beruht im Wesentlichen auf einer guten Positionierung in wichtigen Märkten und Geschäftsfeldern, mit der wir drei positiven Langfristtrends im Finanzsektor Rechnung tragen: der Globalisierung, der zunehmenden Bedeutung der Kapitalmärkte und der steigenden Nachfrage nach Vermögensanlageberatung.

Die Globalisierung kommt vor allem den Banken zugute, die eine starke internationale Präsenz, insbesondere in den schnell wachsenden Schwellenländern, haben. Die Deutsche Bank ist eine weltweit sehr präsente Bank: Mit Niederlassungen in 76 Ländern erwirtschafteten wir 2007 insgesamt mehr als 70 % unserer Erträge außerhalb des deutschen Heimatmarkts.

Von der im Trend zunehmenden Bedeutung der Kapitalmärkte profitiert die Deutsche Bank als eine international führende Investmentbank besonders. Auf der Grundlage eines leistungsfähigen Geschäftsmodells versorgen wir anspruchsvolle Kunden sowohl aus der Privatwirtschaft als auch aus dem öffentlichen Sektor mit innovativen und hochwertigen Finanzprodukten sowie mit maßgeschneiderten Lösungen.

Zudem wächst weltweit die Nachfrage nach Vermögensanlageprodukten. In Deutschland und anderen Industrieländern ergibt sie sich vor allem aus der notwendigen privaten Altersvorsorge. In Asien, Mittel- und Osteuropa sowie Lateinamerika sorgt der wirtschaftliche Aufholprozess für einen größeren privaten Wohlstand. Dank unserer bedarfsgerechten Vermögensverwaltung für Privatkunden und institutionelle Anleger sowie unserer guten Marktstellung bei alternativen Anlagen können wir auch diesen Trend geschäftlich direkt umsetzen. Mit einem betreuten Vermögen von annähernd einer Billion € Ende 2007 gehört die Deutsche Bank zu den großen Anlagehäusern in der Welt. Bei der Entwicklung neuer Produkte arbeiten die Konzernbereiche CIB und PCAM eng zusammen. Dadurch können wir sowohl das Kapitalmarktwissen der Investmentbank als auch die Marktnähe unserer Vertriebsorganisation und deren Kenntnis der Kundenbedürfnisse miteinander kombinieren.

KURS HALTEN

Angesichts der skizzierten Trends ist die Strategie der Deutschen Bank klar: Wir halten Kurs und setzen die dritte Phase unserer Managementagenda weiter um. Das Potenzial unserer globalen Präsenz schöpfen wir konsequent für profitables Wachstum aus. Die strenge Kosten-, Risiko- und Kapitaldisziplin behalten wir unverändert bei. In unsere Kerngeschäftsfelder investieren wir durch organische Initiativen aus eigener Kraft und durch gezielte Zukäufe. Unser stabiles Geschäft in PCAM und GTB wollen wir ausbauen, unsere Wettbewerbsvorteile im Investment Banking noch besser nutzen. Unverändert im Fokus steht dabei, Kosten- und Ertragsvorteile durch eine enge Zusammenarbeit der Geschäftsbereiche und Regionen zu erschließen.

ERWARTUNGEN ERFÜLLT

Trotz der heftigen Turbulenzen an den Finanzmärkten hat die Deutsche Bank im Geschäftsjahr 2007 Stärke bewiesen und ihre selbst gesteckten Ziele erreicht. Die Eigenkapitalrendite vor Steuern gemäß unserer Zielgrößendefinition lag mit 26 % über dem angestrebten mehrjährigen Durchschnitt von 25 %. Auch das entsprechend berechnete Ergebnis je Aktie (verwässert) konnte um 55 Cent auf 10,79 € gesteigert werden.

Weltweite Präsenz


New York
London
Frankfurt
Dubai
Singapur
Tokio

◐ Regionale Hauptstandorte.
• Hauptstadt des Landes, in dem wir vertreten sind.

Verantwortungsbewusste, auf Wertschöpfung gerichtete und transparente Unternehmensführung und Kontrolle

Wirkungsvolle Corporate Governance ist Teil unseres Selbstverständnisses. Die wesentlichen Grundlagen sind für uns vor allem das deutsche Aktiengesetz und der Deutsche Corporate Governance Kodex, der zuletzt im Juni 2007 aktualisiert wurde. Da unsere Aktie auch an der New Yorker Börse notiert ist, unterliegen wir zudem den betreffenden US-amerikanischen Kapitalmarktgesetzen und Bestimmungen der Securities and Exchange Commission (SEC) sowie der New York Stock Exchange.

Durch unsere Corporate Governance stellen wir eine verantwortungsbewusste, auf Wertschöpfung ausgerichtete Leitung und Kontrolle der Deutschen Bank sicher. Vier Elemente sind dafür kennzeichnend: gute Beziehungen zu den Aktionären, eine effektive Zusammenarbeit von Vorstand und Aufsichtsrat, ein erfolgsorientiertes Vergütungssystem sowie eine transparente Rechnungslegung und frühzeitige Berichterstattung.

AKTIONÄRE

Die Aktionäre sind per Gesetz an grundlegenden Unternehmensentscheidungen wie Satzungsänderungen, der Verwendung des Bilanzgewinns, der Ausgabe neuer Aktien und wesentlichen Strukturveränderungen beteiligt. Die Deutsche Bank hat nur eine einzige Gattung von Aktien, die alle das gleiche Stimmrecht verbriefen. Um unseren Aktionären die Wahrnehmung ihrer Rechte zu erleichtern, setzen wir in vielfältiger Weise elektronische Medien bei der Hauptversammlung ein. Insbesondere können Weisungen zur Stimmrechtsausübung via Internet erteilt werden.

VORSTAND

Der Vorstand leitet die Gesellschaft in eigener Verantwortung und kontrolliert in allgemeiner Form die Konzerngesellschaften. Er sorgt dafür, dass die gesetzlichen Bestimmungen und die unternehmensinternen Richtlinien eingehalten werden. Die Vorstandsmitglieder bilden zusammen mit den Leitern der fünf Kerngeschäftsfelder (Business Heads) sowie dem Leiter Regional Management das Group Executive Committee. Dieses Gremium analysiert die Entwicklung der Geschäftsbereiche, erörtert konzernstrategische Fragen und erarbeitet Empfehlungen für den Vorstand zur abschließenden Entscheidung.

AUFSICHTSRAT

Der Aufsichtsrat überwacht und berät den Vorstand bei der Geschäftsführung. Er bestellt die Vorstandsmitglieder und plant gemeinsam mit dem Vorstand langfristig deren Nachfolge. Grundlegende Entscheidungen, welche die Bank betreffen, benötigen seine Zustimmung. Der Aufsichtsrat hat die Informations- und Berichtspflichten des Vorstands festgelegt. Er hat neben dem gesetzlich zu bildenden Vermittlungsausschuss einen Präsidial-, einen Prüfungs-, einen Risiko- und, im Oktober 2007 aufgrund einer Empfehlung des Deutschen Corporate Governance Kodex, auch einen Nominierungsausschuss eingerichtet. Dieser bereitet die Vorschläge des Aufsichtsrats für die Wahl der Anteilseignervertreter durch die Hauptversammlung vor. Dafür war zuvor der Präsidialausschuss zuständig. Zudem wurde klargestellt, dass der Prüfungsausschuss auch Fragen der Compliance behandelt.

ERFOLGSORIENTIERTE VERGÜTUNG

Die Vergütung unserer Vorstandsmitglieder richtet sich vor allem nach ihrem Beitrag zum Geschäftserfolg und entspricht international branchenüblichen Standards. Für die aktienbasierten Gehaltsbestandteile ist die Kursentwicklung unserer Aktie im Vergleich zu Wettbewerbern ein entscheidendes Kriterium. Die Entlohnung der Aufsichtsratsmitglieder wurde durch Beschluss der Hauptversammlung 2007 geändert. Sie erhalten künftig eine höhere feste Komponente sowie einen von der Dividende und dem Ertrag pro Aktie im Dreijahresdurchschnitt abhängigen Bestandteil. Der Vorsitz und seine Stellvertretung im Aufsichtsrat sowie der Vorsitz und die Mitgliedschaft im Präsidial-, Prüfungs- und Risikoausschuss werden zusätzlich entgolten. Sowohl die individuelle Vergütung der Vorstands- und Aufsichtsratsmitglieder als auch die Grundzüge unseres Vergütungssystems sind im Vergütungsbericht, der Teil des Lageberichts ist, veröffentlicht (siehe Finanzbericht 2007, Seite 44 ff.).

RECHNUNGSLEGUNG NACH INTERNATIONALEN STANDARDS

Anteilseigner und Öffentlichkeit werden regelmäßig vor allem durch den jährlichen Geschäftsbericht, der den Konzernabschluss enthält, sowie die Zwischenberichte informiert. Unsere Konzernrechnungslegung entspricht den International Financial Reporting Standards (IFRS). Damit schaffen wir eine hohe Transparenz und internationale Vergleichbarkeit.

ENTSPRECHENSERKLÄRUNG

Vorstand und Aufsichtsrat haben am 30. Oktober 2007 die jährliche Entsprechenserklärung gemäß § 161 Aktiengesetz abgegeben. Demnach entsprechen wir den Empfehlungen der Regierungskommission Deutscher Corporate Governance Kodex mit nur einer Ausnahme: Die Directors & Officers-Haftpflichtversicherung (D&O) für Manager, die auch für die Mitglieder des Vorstands und des Aufsichtsrats abgeschlossen wurde, enthält keinen Selbstbehalt.

Unseren ausführlichen Corporate-Governance-Bericht finden Sie im Finanzbericht 2007 auf den Seiten 260 ff. Der Bericht und weitere Dokumente zur Corporate Governance wie die Geschäftsordnungen für den Vorstand, den Aufsichtsrat und seine Ausschüsse sind zudem im Internet unter www.deutsche-bank.de/corporate-governance abrufbar.

Wir werden unsere Corporate Governance unter Berücksichtigung neuer Erfahrungen, gesetzlicher Vorgaben und fortentwickelter nationaler wie internationaler Standards regelmäßig überprüfen und gegebenenfalls anpassen.

Leistung aus Leidenschaft für Aktionäre, Kunden, Mitarbeiter und die Gesellschaft

Als führender Finanzdienstleister ist die Deutsche Bank den Interessen ihrer Aktionäre, Kunden, Mitarbeiter und der Gesellschaft verpflichtet. Die Globalisierung und ihre Auswirkung auf die Finanzmärkte, die starke Kapitalanreicherung in aufstrebenden und etablierten Volkswirtschaften sowie der drohende Klimawandel sind Herausforderungen, für die unsere Partner Lösungen brauchen, um weiter erfolgreich zu sein. Das ist uns Ansporn, Chance und Verpflichtung zugleich. Dank unseres leistungsfähigen Geschäftsmodells, der starken internationalen Präsenz sowie des hohen Engagements unserer Mitarbeiter können wir diesen Erwartungen auch in schwierigen Zeiten gerecht werden.

Aktionäre	Kunden
Mitarbeiter	Gesellschaft

AKTIONÄRE

Die Wertschätzung unseres Unternehmens durch unsere Eigentümer ist die zentrale Bedingung, um auf Dauer im Wettbewerb um knappes Kapital zu bestehen. Sie zu erfüllen setzt voraus, die Ertragsstärke und -stabilität unseres Geschäfts bei strikter Risikokontrolle zu sichern. Ein offener und intensiver Dialog mit den Anteilseignern erhöht das Vertrauen und trägt dazu bei, den Wert der Anlage in unserem Unternehmen zu schützen.

KUNDEN

Wir wollen mit Kompetenz, Kreativität und Leidenschaft den Anforderungen unserer Kunden gerecht werden. Dazu bieten wir erstklassige Produkte und besten Service unter Einbeziehung aller Konzernressourcen an. Nach einer gründlichen Analyse der Bedarfssituation schlagen wir sachgerechte Handlungsoptionen vor. Unsere Kunden erwarten, dass sie in dem sich immer schneller ändernden Umfeld Chancen nutzen und Risiken begrenzen können. Eine ehrliche Rückmeldung gibt uns Hinweise, wie wir noch besser werden können.

MITARBEITER

Die Kompetenz und Motivation unserer Mitarbeiter sind die Schlüssel, um unsere anspruchsvollen Kunden zufriedenzustellen. Unsere Attraktivität als Arbeitgeber hilft uns, die besten Kräfte zu gewinnen und zu halten. Wir investieren in fachliche wie persönliche Qualifizierung und bieten den Mitarbeitern vielfältige Möglichkeiten, ihre beruflichen Ziele zu erreichen und ihre persönlichen Lebensentwürfe zu verwirklichen. Unsere Mitarbeiter erfahren Unterstützung, wenn sie sich gesellschaftlich engagieren, aber auch, wenn sie in schwierige Lebenssituationen geraten.

GESELLSCHAFT

Die Deutsche Bank bekennt sich zu ihrer gesellschaftlichen Verantwortung und stellt sich den aktuellen Herausforderungen. Wir engagieren uns für die Bildung junger Menschen und bringen dabei unsere unternehmerischen Fähigkeiten ein. Als Förderer konzentrieren wir uns auf Kunst und Musik, wobei uns auch hier zukunftsgerichtete Bildungsaspekte besonders wichtig sind. Vermehrt haben wir in letzter Zeit die Bekämpfung des Klimawandels und seiner Auswirkungen in den Mittelpunkt unseres nachhaltigen Handelns als Bank gestellt.

Aktionäre

Eine höhere Dividende macht unsere Aktie attraktiver.

Strukturdaten		2007	2006	2005
Anzahl der Aktionäre		360785	348196	411593
Aktionäre nach Gruppen in % des Grundkapitals[1]	Institutionelle (einschließlich Banken)	86	86	84
	Private	14	14	16
Regionale Aufteilung in % des Grundkapitals[1]	Deutschland	45	54	52
	Europäische Union (ohne Deutschland)	31	30	30
	Schweiz	9	5	6
	USA	13	10	11
	Andere	2	1	1

Leistungskennzahlen	2007	2006	2005
Gesamtrendite der Deutschen Bank-Aktie (Total Return) im Verlauf[2]	–8,6%	27,4%	28,8%
Anteil am Aktienumsatz (Xetra und Frankfurter Parketthandel)	8,1%	7,8%	5,2%
Dividende (in €) je Aktie für Geschäftsjahr	4,50[3]	4,00	2,50

Besondere Projekte	
IFRS-Workshop	Gemeinsames Analysten- und Journalisten-Meeting zur Erläuterung des ab 2007 vorgeschriebenen Übergangs von der US-amerikanischen Rechnungslegung (US GAAP) auf International Financial Reporting Standards (IFRS).
Investorenbefragung	Regelmäßige Durchführung von Wahrnehmungsanalysen bei institutionellen Investoren, um die Attraktivität der Deutschen Bank-Aktie als Anlageobjekt zu messen.
Aktienrückkaufprogramm	Aktienrückkaufprogramm 2006/07 abgeschlossen, neues Aktienrückkaufprogramm im Anschluss an die Hauptversammlung 2007 begonnen.

[1] Angaben gerundet.
[2] Auf der Basis von Xetra.
[3] Vorschlag für die Hauptversammlung am 29. Mai 2008.

Kunden

Herausragende Leistungen für unsere anspruchsvollen Kunden.

Strukturdaten		2007	2006	2005
Anzahl der Kunden (gerundet)				
Corporate and Investment Bank		56900	54200	54800
Private Clients and Asset Management	Private & Business Clients	13800000	14100000	13410000
	Asset and Wealth Management			
	Retail Asset Management[1] (Deutschland/Luxemburg)	2926000	2530000	2500000
	Institutional Asset Management	2400	2300	2600
	Private Wealth Management[2]	92000	90000	74000

Leistungskennzahlen		2007	2006	2005
Corporate and Investment Bank	Euromoney Poll of Polls, Rang	1	1	2
	Euromoney FX Poll, Rang	1	1	1
	Zahl der erhaltenen Euromoney Awards for Excellence	31	21	19
	International Financing Review (IFR) Awards (majors)	18 (7)	26 (7)	12 (4)
Private Clients and Asset Management	Spitzenpositionen der DWS Investments bei Standard & Poor's Fund Awards, Kategorie „Große Gruppen"[3]			
	Deutschland	2	2	3
	Österreich	1	1	1
	Schweiz	1	1	2

Besondere Projekte	
Corporate and Investment Bank	Erwerb von Abbey Life Assurance Company Ltd.
	Eröffnung einer Niederlassung in Houston für Energiehandel.
	Entwicklung einer Handelsplattform für börsengehandelte Indexfonds (ETF) in Europa und Asien.
	Eröffnung von Niederlassungen in Algerien und Peru.
	Erwerb des institutionellen grenzüberschreitenden Wertpapierabwicklungs- und -verwahrungsgeschäfts der türkischen Garanti Bank A.S.
Private Clients and Asset Management	Eröffnung von 66 db kredyt-Shops in Polen.
	Auflegung von innovativen Investmentfonds, die wichtige gesellschaftliche Themen aufgreifen: DWS RiesterRente Premium, DWS Invest Climate Change und DWS Invest Global Agribusiness.
	Erwerb einer Minderheitsbeteiligung an Aldus Equity, einem Anlage- und Beratungsspezialisten für Private Equity.
	Weltweit erste Verbriefung von nachrangigen, an Mikrofinanzinstitute vergebenen Krediten mit externem Rating im deutschen Markt.

[1] Anzahl der Konten.
[2] Neue Erhebungsgrundlage: Zahl der Kundenbeziehungen ohne Private Client Services (USA).
[3] Definition „Große Gruppen":
- Deutschland, Österreich: 15 und mehr Fonds in mindestens fünf verschiedenen Sektoren.
- Schweiz: zehn und mehr Fonds in mindestens vier verschiedenen Sektoren.

Mitarbeiter

Sich als bevorzugter Arbeitgeber etablieren.

Strukturdaten		2007	2006	2005
Mitarbeiter (Vollzeitkräfte)[1]		78291	68849	63427
Bereiche	Private Clients and Asset Management	39,3%	41,1%	41,9%
	Corporate and Investment Bank	21,1%	20,9%	20,2%
	Corporate Investments	0,0%	0,1%	0,1%
	Infrastructure/Regional Management	39,6%	37,9%	37,8%
Regionen	Deutschland	35,5%	38,3%	41,5%
	Europa (ohne Deutschland), Naher Osten und Afrika	28,1%	29,1%	29,1%
	Nord- und Südamerika	17,2%	17,0%	18,1%
	Asien/Pazifik	19,2%	15,6%	11,3%
Qualifikation[2]	Hochschulabschluss	64,4%	59,7%	55,6%
	Hochschulreife	17,4%	19,4%	22,8%
	Sonstige Schulabschlüsse	18,2%	20,9%	21,6%
Alter[2]	bis 24 Jahre	10,0%	8,9%	7,6%
	25–34 Jahre	35,2%	34,7%	34,2%
	35–44 Jahre	32,3%	33,8%	34,7%
	45–54 Jahre	17,9%	18,3%	19,1%
	über 54 Jahre	4,6%	4,3%	4,4%

Leistungskennzahlen	2007	2006	2005
Mitarbeiter-Commitment-Index	71	68	68
Austritte wegen Stellenwechsel	8,4%	7,0%	6,9%
Weiterbildung (Aufwendungen in Mio €)	129	130	109
Berufsausbildung (Aufwendungen in Mio €)	41	40	40

Besondere Projekte	
Weiterbildungs-Award 2007	Auszeichnung unseres Mitarbeiterprogramms „In eigener Sache – fit in die berufliche Zukunft" mit dem Weiterbildungs-Award 2007 vom IIR Deutschland. Bewertungskriterien: Originalität, Umsetzbarkeit und Innovation sowie Förderung der Entwicklungspotenziale und Stärkung der Beschäftigungsfähigkeit der Mitarbeiter.
Broschüre Gesamtvergütungsübersicht	Erstellung der Broschüre „Gesamtvergütungsübersicht" für außertarifliche Mitarbeiter in Deutschland. Sie enthält alle wesentlichen Vergütungs- und Zusatzleistungen im Detail, also neben dem Gehalt auch die betriebliche Altersvorsorge oder den Krankengeldzuschuss.
Gesundheitsvorsorgeprogramm in Indien	Kooperation mit einem medizinischen Anbieter in Indien, durch die für unsere Mitarbeiter an den indischen Standorten eine umfassende medizinische Versorgung auf hohem Niveau sichergestellt wird.

[1] Unter anteiliger Berücksichtigung von Teilzeitarbeitskräften, ohne Auszubildende und Volontäre/Praktikanten.
[2] Anzahl Mitarbeiter (Kopfzahlen).

Gesellschaft

Mehr als Geld: Soziales Kapital schaffen.

Strukturdaten		2007	2006	2005
Anzahl der Länder, in denen die Deutsche Bank vertreten ist (einschließlich Offshore-Standorten)		76	73	73

Leistungskennzahlen (in Mio €)		2007	2006	2005
Ausgaben der Deutschen Bank für				
	Spenden	47,3	53,6	56,8[1]
	Sponsoring[2]	28,5	24,0	26,0
Summe		**75,8**	77,6	82,8
davon:				
	Deutsche Bank Americas Foundation	12,7	12,3	15,0
	Deutsche Bank Corporate Social Responsibility UK	5,0	5,7	4,5
	Deutsche Bank Asia Foundation	2,6	1,2	1,0
Ausgaben der Stiftungen der Deutschen Bank[3]				
	Deutsche Bank Stiftung	5,4	6,6	5,6
	Andere Stiftungen	1,0	1,0	1,3
Summe		**6,4**	7,6	6,9
Gesamt		**82,2**	85,2	89,7[1]

Besondere Projekte	
Zukunftsfähigkeit sichern	Partner der „Clinton Climate Initiative", eines weltweiten Programms zur Steigerung der Energieeffizienz von Großstadtgebäuden.
Engagement beweisen	Ehrenamtliche Beratung von gemeinnützigen Organisationen durch 90 internationale MBA-Absolventen in London und New York.
Chancen eröffnen	„Teachers as Leaders": Neues, von der Deutsche Bank Americas Foundation gestartetes Programm zur Behebung von milieu-spezifischem Lehrkräftemangel an öffentlichen Schulen in den USA und in anderen Ländern.
Kreativität entwickeln	Vergabe des polnischen Kunstpreises „Views" und des „Kandinsky Prize" in Russland durch die Deutsche Bank Stiftung zur Unterstützung junger Nachwuchskünstler.
Talente fördern	Bildungsprogramm in London: Theaterbesuche von 10 000 Jugendlichen, Teilnahme von 1 200 Schülern an 150 Workshops und von 89 Lehrern an Weiterbildungstagen.

[1] Davon 10 Mio € außerordentliche Ausgaben für Katastrophenhilfe.
[2] Nur für gesellschaftliches Engagement.
[3] Stiftungen mit eigenem Stiftungskapital.





// Im China des 21. Jahrhunderts ist der Wandel allgegenwärtig. Deshalb habe ich die Deutsche Bank als Finanzberater gewählt. Mit ihren attraktiven Finanzprodukten und ihrem erstklassigen Service macht sie mir das Leben leichter.

Jeanne Zhang, Privatkundin, Peking

Zielgruppen
02 //

Aussagen über die geschäftliche Position der Deutschen Bank im Vergleich zu Wettbewerbern beziehungsweise zum Markt beruhen grundsätzlich auf externen Quellen. Dazu gehören Fachzeitschriften (zum Beispiel Euromoney, The Banker etc.) und spezielle Informationsanbieter (zum Beispiel Thomson Financial, Dealogic etc.).

2007 – ein schwieriges Jahr

Steigende Dividende

In € pro Aktie


1,50
1,70
2,50
4,00
4,50*
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0
03
04
05
06
07

*Vorschlag.

Der deutsche Aktienmarkt erwies sich 2007 im internationalen Vergleich als äußerst widerstandsfähig. Trotz der heftigen Turbulenzen, die von der US-Subprime-Hypothekenkrise ausgingen, beendete der Deutsche Aktienindex DAX mit einem Plus von 22% sein fünftes freundliches Börsenjahr in Folge. Weltweit stiegen die Kurse an vergleichbaren Börsenplätzen deutlich weniger, teilweise gingen sie zurück. Der Euro STOXX 50 legte lediglich 7% zu, der STOXX 50 konnte sein Niveau nur annähernd behaupten.

MARKTTURBULENZEN BELASTEN UNSERE AKTIE

Nach einem sehr positiven Jahresauftakt sorgte die wachsende Beunruhigung über die Probleme bonitätsschwacher Schuldner am US-Hypothekenmarkt im Frühjahr für eine erste Eintrübung am Aktienmarkt. Aber schon nach wenigen Wochen kehrte die gute Stimmung zurück und die Märkte erholten sich. In diesem Umfeld stieg die Deutsche Bank-Aktie im Mai auf ihren bisherigen Höchstwert von 118,51 €. Ab Sommer kamen jedoch die Ängste angesichts zunehmender Ausfälle bei Subprime-Hypothekenkrediten in den USA verstärkt zurück. Sie dämpften die Risikoneigung der Investoren, insbesondere gegenüber Anleihen, die mit Hypotheken für Wohnimmobilien unterlegt waren, aber auch gegenüber anderen Schuldtiteln. Der überraschend hohe Abschreibungsbedarf von immer mehr Kreditinstituten verunsicherte die Anleger ebenso wie die Liquiditätsprobleme an den weltweiten Interbankenmärkten. Dem allgemeinen Vertrauensverlust gegenüber Banken konnte sich auch unsere Aktie nicht gänzlich entziehen. Unter heftigen Schwankungen und vor dem Hintergrund markanter Kurskorrekturen bei vielen Finanztiteln schwächte sie sich im November auf ihren niedrigsten Stand des Berichtsjahres von 81,33 € ab. Die Deutsche Bank-Aktie schloss 2007 mit 89,40 € und gab damit über das Jahr gerechnet rund 12% nach. Dennoch hat sich unser Aktienkurs um fünf Prozentpunkte besser als der EuroSTOXX-Bankenindex gehalten und um rund 25 Prozentpunkte besser als unsere vergleichbaren internationalen Wettbewerber.

HÖHERE DIVIDENDE

Auch in dem im zweiten Halbjahr außerordentlich schwierigen Marktumfeld konnte die Deutsche Bank ein sehr solides Geschäftsergebnis erwirtschaften. Wir schlagen der Hauptversammlung 2008 eine um 12,5% erhöhte Dividende von 4,50 € pro Aktie vor. Darin kommen sowohl der beachtliche Gesamterfolg des Jahres 2007 als auch unser Vertrauen in die Zukunft zum Ausdruck. Die empfohlene Dividende ist, nicht zuletzt im Vergleich mit anderen Investmentbanken, äußerst attraktiv.

LANGFRISTIG EINE LOHNENDE ANLAGE

Trotz der 2007 schwächeren Kursentwicklung war die Deutsche Bank-Aktie längerfristig ein lohnendes Investment. Wer zu Beginn des Jahres 1980 für umgerechnet 10 000 € Deutsche Bank-Aktien erwarb, die Bardividende zum Kauf neuer Aktien einsetzte und sich an Kapitalerhöhungen ohne Einbringung zusätzlicher Mittel beteiligte, besaß Ende 2007 ein Depot im Wert von 151 257 €. Dies entspricht einer Durchschnittsrendite von 10,2% pro Jahr. Damit entwickelte sich die Aktie auf lange Sicht ähnlich wie der DAX, der im gleichen Zeitraum jährlich im Schnitt um 10,5% zulegte.

DEUTLICHER UMSATZANSTIEG

Die Umsätze in unserer Aktie haben sich 2007 um gut 100 Mrd € auf knapp 336 Mrd € erhöht. Dies entsprach Rang vier unter den DAX-Titeln. Unser Grundkapital bestand am Jahresende aus 530 400 100 Stückaktien, das waren knapp sechs Mio mehr als Ende 2006. Wegen des im Vergleich zum Vorjahr niedrigeren Schlusskurses reduzierte sich die Marktkapitalisierung auf 47,4 Mrd € (2006: 53,2 Mrd €). Gemessen an der Marktkapitalisierung konnten wir uns im Kreis internationaler Banken damit gleichwohl um zwei Plätze auf Rang 24 verbessern. Im DAX hatte die Deutsche Bank-Aktie zum Ende des Berichtsjahres ein Gewicht von 5,6 %.

INTERNATIONALE INVESTOREN VERSTÄRKEN IHR ENGAGEMENT

Zum ersten Mal seit 2001 ist die Zahl unserer Aktionäre im Vergleich zum Vorjahr wieder leicht gestiegen. Das ist umso bemerkenswerter, als die Gesamtzahl der Aktienanleger am deutschen Markt im Jahr 2007 auf ihren niedrigsten Stand seit 1996 zurückgegangen ist. Dagegen hat bei der Deutschen Bank die Menge der Anteilseigner 2007 um rund 12 600 auf 360 785 zugenommen. Unverändert gut 98 % unserer Aktionäre waren zum Jahresende Privatpersonen, die wie im vorausgegangenen Jahr 14 % des Grundkapitals von 1 357 824 256 € hielten. Auf die knapp 2 % institutionellen Anleger (einschließlich Banken) entfielen erneut 86 % aller

Anzahl der Aktionäre nimmt wieder zu

In Tsd zum Jahresende


600
500
400
300
200
100
503
468
412
348
361
03
04
05
06
07

Langfristige Wertentwicklung


1900
1600
1300
1000
700
400
100
81
83
85
87
89
91
93
95
97
99
01
03
05
07

Total Return Index, Jahresanfang 1980 = 100, Quartalswerte.
– Deutsche Bank
– DAX
Quelle: Datastream

Höhere Hauptversammlungspräsenz

In % des Grundkapitals



39
32
25
41
43
45
30
15
03
04
05
06
07

ausgegebenen Deutschen Bank-Aktien. Demgegenüber hat sich die regionale Aktionärsstruktur deutlich verschoben: Das wachsende Interesse internationaler Anleger an unserer Aktie spiegelt sich in einem Anstieg des Auslandsanteils auf insgesamt rund 55% (Ende 2006: 46%) wider. Besonders Investoren mit Sitz in der Schweiz, in Luxemburg und in den USA haben 2007 netto zugekauft, während vor allem institutionelle Anleger in Deutschland (wie Investmentfonds und Banken) ihre Bestände in unserer Aktie verringerten.

Die Deutsche Bank-Aktie befindet sich unverändert zu 100% in Streubesitz. Die Meldeschwelle für Großaktionäre gemäß §21 Abs. 1 Wertpapierhandelsgesetz wurde Anfang 2007 in Deutschland von 5% auf 3% herabgesetzt. Zum 31. Dezember 2007 waren uns die UBS AG, Schweiz, mit 4,07%, Barclays PLC, Großbritannien, mit 3,10% sowie die AXA S.A., Frankreich, mit 3,08% als meldepflichtige Großaktionäre bekannt. Die staatliche DIFC Investments aus Dubai hat sich im Mai mit 2,2% als strategischer Investor an der Deutschen Bank beteiligt.

HÖHERE KAPITALPRÄSENZ AUF DER HAUPTVERSAMMLUNG

Am 24. Mai 2007 trafen sich in der Frankfurter Festhalle auf unserer Hauptversammlung fast 5000 Aktionäre, um mit dem Vorstand über Lage und Perspektiven der Deutschen Bank zu diskutieren. Bei den Abstimmungen fiel die Präsenz erneut höher als im Vorjahr aus: Mit 42,5% waren knapp zwei Prozentpunkte mehr stimmberechtigtes Kapital vertreten als 2006. Dem traditionellen Bericht des Vorstandsvorsitzenden zur Geschäftsentwicklung schloss sich ein intensiver Meinungsaustausch zwischen Aktionären und Unternehmensleitung an. Die Hauptversammlung stimmte mit großer Mehrheit allen Punkten der Tagesordnung zu.

NEUES AKTIENRÜCKKAUFPROGRAMM

Auf der Hauptversammlung haben uns die Aktionäre erneut ermächtigt, eigene Aktien im Umfang von bis zu 10% des Grundkapitals zu erwerben. Die Erlaubnis läuft bis zum 31. Oktober 2008 und gilt für maximal 52,5 Mio Deutsche Bank-Aktien. Demgemäß beschloss der Vorstand, das Aktienrückkaufprogramm 2006/07 zu beenden und die Aktienrückkäufe auf der Grundlage des neuen Programms fortzusetzen.

Im Rahmen des Aktienrückkaufprogramms 2006/07 waren in der Zeit vom 2. Juni 2006 bis zum 29. Mai 2007 für 1,34 Mrd € insgesamt 14,1 Mio Aktien erworben worden. Die anschließenden Rückkäufe im zweiten Halbjahr 2007 haben wir reduziert, um unsere Kernkapitalquote innerhalb des Zielkorridors von 8 bis 9% zu halten. Bis zum Jahresende 2007 erwarben wir rund 6,3 Mio eigene Aktien.

Von Mitte 2002, dem Start unseres ersten Aktienrückkaufprogramms, bis Ende Dezember 2007 haben wir insgesamt 222 Mio Aktien im Wert von 14,7 Mrd € zurückgekauft und 118 Mio Deutsche Bank-Aktien mit einem Wert von rund 7,2 Mrd € eingezogen. Die Rückkäufe werden direkt über den Kassamarkt und gegebenenfalls über Derivate getätigt.

INTERNETSERVICE AUSGEBAUT

Wir haben 2007 unsere Aktionäre in Verbindung mit einem Preisausschreiben dazu aufgerufen, uns zu erlauben, ihnen künftig die Hauptversammlungsunterlagen in elektronischer Form zu schicken. Damit können wir Kosten sparen und die Umwelt entlasten. Die Resonanz auf diese Aktion war erfreulich: Wir erhielten insgesamt rund 10 000 E-Mail-Adressen, die wir erstmalig für die Einladung zur Hauptversammlung 2008 nutzen werden.

Selbstverständlich konnten unsere Aktionäre auch 2007 auf den seit einigen Jahren angebotenen Internetservice zurückgreifen. Darüber können sie entweder eine Eintrittskarte für die Hauptversammlung bestellen oder unserem Stimmrechtsvertreter ihre Vollmacht und Weisungen für die Ausübung des Stimmrechts erteilen. Von dieser Möglichkeit machten 2007 insgesamt knapp 6 700 Aktionäre Gebrauch.

RATING HOCHGESTUFT

Die Agentur Moody's hat 2007 ihre Bewertung (Rating) der langfristigen Bonität der Deutschen Bank um zwei Stufen auf Aa1 angehoben, Standard & Poor's um eine Stufe auf AA. Fitch Ratings verbesserte den Ausblick für das Langfristrating AA– von „stabil" auf „positiv". In ihren Begründungen betonten die Ratingagenturen das deutlich und nachhaltig verbesserte Ergebnis, das gute Risikomanagement und die ausgezeichnete Positionierung der Deutschen Bank auf den Kapitalmärkten.

KONTAKTE ZU INVESTOREN INTENSIVIERT

Dem weiter gestiegenen Informationsbedarf der Anleger und Finanzanalysten entsprach das Investor-Relations-Team 2007 in vielfältiger Weise. In rund 300 Einzel- oder Gruppengesprächen (Vorjahr: 230) sowie auf 13 internationalen Wertpapierkonferenzen, zum Teil mit Vertretern aus dem Topmanagement, stellten wir uns den Fragen der Investoren. In Analysten- und Telefonkonferenzen informierten wir regelmäßig über den Geschäftsverlauf und die Strategie der Deutschen Bank. Den intensiven Informationsaustausch mit Fremdkapitalgebern haben wir fortgeführt. Verstärkt suchten wir den Dialog mit Investoren, die ihre Anlageentscheidungen wesentlich an Nachhaltigkeitskriterien orientieren. Auf einem Workshop im April erläuterten wir Analysten und Journalisten die Auswirkungen, die der Übergang von den US-amerikanischen Rechnungslegungsgrundsätzen (US GAAP) auf die ab 2007 vorgeschriebenen International Financial Reporting Standards (IFRS) nach sich zieht.

Mit unseren Privatanlegern kommunizieren wir in erster Linie über unsere gebührenfreie Aktionärshotline sowie das Internet. Unseren Internetauftritt haben wir im Berichtsjahr neu gestaltet und benutzerfreundlicher gemacht. Auf unserer Homepage kann sich jeder Interessierte über unser Unternehmen umfassend informieren und interaktiv zum Beispiel den Aktienkurs der Deutschen Bank analysieren. Eine Vielzahl von Berichten und Dokumenten wird dort zur Verfügung gestellt. Alle Investor-Relations-Veranstaltungen übertragen wir vollständig live im Internet, über das wir außerdem einen Informationsservice anbieten. Zweimal im Jahr diskutieren wir in einem Internetchat die Geschäftsergebnisse und aktuelle Themen.

Regionale Verteilung des Grundkapitals

In % zum Jahresende


60
50
40
30
20
10
47
53
49
51
52
48
54
46
45
55
03
04
05
06
07
Deutschland
Ausland

Stabilität und Ertragskraft in einem Jahr voller Gegensätze

Global Markets: Weltweit führend im elektronischen Handel von Zinsswaps

Umsatz in Bil €



2
1,7
1
0,6
5
1
0,1
05
06
07

☐ Rang im Wettbewerbsvergleich
Quelle: Bloomberg

Der Konzernbereich Corporate and Investment Bank (CIB) hat im Jahr 2007, das aus zwei höchst gegensätzlichen Hälften bestand, seine Ertragsstärke und Belastungsfähigkeit unter Beweis gestellt. Insgesamt konnten die Rekorderträge des Jahres 2006 leicht übertroffen und es konnte ein solides operatives Ergebnis erzielt werden. Trotz der im zweiten Halbjahr zeitweise krisenhaften Marktentwicklung hat CIB seine Marktposition gestärkt. Dazu hat besonders unser wirkungsvolles Risikomanagement beigetragen. Außerdem hatten wir uns schon früh in den hauptsächlich betroffenen Produktbereichen defensiv positioniert.

CIB besteht aus den beiden Unternehmensbereichen Corporate Banking & Securities und Global Transaction Banking. Corporate Banking & Securities gliedert sich in die Geschäftsbereiche Global Markets und Corporate Finance. Corporate Finance und Global Transaction Banking fassen wir unter dem Begriff Global Banking zusammen.

CORPORATE BANKING & SECURITIES

Der Geschäftsbereich **GLOBAL MARKETS** vereint sämtliche Verkaufs-, Handels-, Strukturierungs- und Analyseaktivitäten im Geschäft mit einer Vielzahl von Finanzprodukten. Hierzu gehören Aktien, Anleihen, Rohstoffe, aktienbezogene Produkte, börsennotierte und außerbörsliche Derivate, Devisen, Geldmarktinstrumente, verbriefte Forderungen und private Hypothekendarlehen sowie zusammengesetzte (hybride) Produkte. Global Markets und Corporate Finance sind gemeinsam für die Emission von Aktien und Schuldtiteln sowie die Kreditvergabe für fremdfinanzierte Unternehmenskäufe zuständig.

Global Markets ist in acht Hauptgeschäftssparten und drei Gruppen mit Kundenkontakt gegliedert, die auf lokaler Ebene von einem regionalen Management koordiniert werden.

Das Jahr 2007 stellte Global Markets vor große Herausforderungen. Dank stabiler Märkte und reger Kundenaktivitäten erzielte der Geschäftsbereich in der ersten Jahreshälfte ein

Auszug aus der Segmentberichterstattung (Corporate and Investment Bank[1])

2007 lag das Ergebnis vor Steuern von 5,1 Mrd € um 0,9 Mrd € unter dem Vorjahreswert. Das Vorsteuerergebnis von Corporate Banking & Securities nahm deutlich um 1,2 Mrd € ab. Der Verkauf und Handel sowie das Emissionsgeschäft von Schuldtiteln wurden erheblich durch die Probleme an den Kreditmärkten belastet, die durch die Krise am US-amerikanischen Markt für Kredite geringer Bonität („Subprime") entstanden waren. Dieser Rückgang konnte teilweise durch Rekorderträge im Verkauf und Handel von Aktien sowie durch höhere Erträge im Beratungsgeschäft kompensiert werden. Das kundenbezogene Geschäft blieb die wichtigste Ertragsquelle. Das Vorsteuerergebnis von Global Transaction Banking konnte um 0,2 Mrd € gesteigert werden, mit zweistelligen Wachstumsraten in allen Regionen.

in Mio €	**2007**	2006
Erträge insgesamt	19092	18802
Risikovorsorge im Kreditgeschäft	109	-94
Zinsunabhängige Aufwendungen	13802	12789
Ergebnis vor Steuern	**5147**	**6084**
Eigenkapitalrendite vor Steuern in %	25	36
BIZ-Risikopositionen	237026	191891
Aktiva	1895756	1468321

[1] Auszug aus der Segmentberichterstattung, Erläuterungen und weitere Details siehe Finanzbericht 2007 (Lagebericht).

Rekordergebnis beim Verkauf und Handel mit Anleihen und Aktien. In der zweiten Jahreshälfte jedoch kam es an den globalen Finanzmärkten vor allem deshalb zu Turbulenzen, weil die Ausfallraten bei Hypothekendarlehen, die in den USA für Wohnimmobilien an bonitätsschwache Kreditnehmer (Subprime) vergeben worden waren, stark anstiegen. Durch die negativen Ausstrahlungen auf andere Bereiche verschlechterten sich abrupt die Marktbedingungen und das Kundengeschäft ließ schlagartig nach. Obwohl Unternehmen und institutionelle Anleger im Oktober vorübergehend an die Märkte zurückkehrten, blieben die Aktivitäten in der zweiten Jahreshälfte insgesamt verhalten.

Global Markets konnte die Auswirkungen der Krise gleichwohl gut bewältigen. Ausschlaggebend dafür war unser kundenorientiertes Geschäftsmodell, das auf der Transformation und Weiterplatzierung von finanziellen Risiken beruht. Hinzu kam ein schnell auf das schwierige Umfeld reagierendes Management. Auch unser breites Geschäftsportfolio bewährte sich. Hohe Erträge in volumenstarken Sparten wie Devisen- und Geldhandel sowie in Teilen des Geschäfts mit Zinsprodukten kompensierten den Rückgang bei Kreditprodukten und Aktien.

Unser Kundengeschäft blieb im Berichtsjahr die vorrangige Einnahmequelle. Alle wesentlichen Produktgruppen wurden in den ersten beiden Quartalen stark nachgefragt. Gemeinsam mit namhaften Private-Equity-Gesellschaften führten wir neue Anlageprodukte ein und bauten unsere Position bei Finanzinvestoren aus. Jedoch gingen im dritten und vierten Quartal die Aktivitäten insbesondere von Banken, aber auch von Nichtbanken und institutionellen Anlegern unvermittelt zurück. Hedgefonds blieben zwar rege, verlagerten ihr Geschäft zumeist aber von strukturierten Produkten auf einfachere Finanzinstrumente wie Staatsanleihen und Devisen. Obwohl sich die Möglichkeiten im zweiten Halbjahr auch für unseren Eigenhandel stark verringerten, konnte er im Gesamtjahr 2007 sowohl im Geschäft mit Anleihen als auch mit Aktien zu dem guten Ergebnis von Global Markets beitragen.

Unsere Marktposition haben wir im Berichtsjahr gefestigt. In Europa behaupteten wir unsere führende Stellung, in Nordamerika machten wir insbesondere im Anleihegeschäft große Fortschritte. In Asien profitierten wir von der starken lokalen Wachstumsdynamik. Die asiatischen Märkte außerhalb Japans hielten den Auswirkungen der US-Finanzkrise stand; die Kundenvolumina blieben auch in der zweiten Jahreshälfte auf einem konstanten Niveau. Von dem Beratungsunternehmen Greenwich Associates wurden wir als Anbieter von Anleiheprodukten in Asien auf Platz eins und in Nordamerika erstmals auf Platz drei gesetzt. Die renommierte Fachzeitschrift International Financing Review prämierte uns unter anderem als Bond House of the Year, Derivatives House of the Year, Securitisation House of the Year und EMEA Equity House of the Year.

Unser direktes Engagement auf dem US-amerikanischen Subprime-Markt war gering, da die Kreditkunden der von uns 2006 erworbenen Finanzierungsgesellschaft MortgageIT eine höhere Bonität als die im niedrigeren Subprime-Segment hatten und es daher zu erheblich weniger Ausfällen kam. Außerdem hatten wir uns gegenüber dem Subprime-Hypothekenmarkt schon relativ frühzeitig defensiv positioniert.

Deutsche Bank: Weiterhin Marktführer bei Unternehmensanleihen in Euro

Marktanteile in %


15
10
5
9,5
12,3
13,2
14,2
1
1
1
1
04
05
06
07

☐ Rang im Wettbewerbsvergleich
Quelle: Thomson Financial

AUSZEICHNUNGEN 2007

International Financing Review
„Bond House of the Year"
„Derivatives House of the Year"
„Interest Rate Derivatives House of the Year"
„Equity Derivatives House of the Year"
„Securitisation House of the Year"
„EMEA Equity House of the Year"

Euromoney
„Best Credit Derivatives House"
„Best Foreign Exchange House"

Risk Magazine
„Interest Rate Derivatives House of the Year"
„Currency Derivatives House of the Year"

Global Markets: Weltweit führend im Devisenhandel

Marktanteile in %


19,3
19,3
20
16,7
12,2
9,8
10
3
2
1
1
1
03
04
05
06
07

☐ Rang im Wettbewerbsvergleich
Quelle: Euromoney FX Survey

In der Sparte Kreditprodukte gingen die Umsätze in der zweiten Jahreshälfte deutlich zurück, weil insbesondere die Geschäfte mit Collateralized Debt Obligations (CDOs) und im Credit Trading durch das schwindende Anlegervertrauen beeinträchtigt waren. Weiterhin gute Ergebnisse wurden aber im traditionellen Verbriefungsgeschäft mit einfacheren Produkten erzielt. Auch konnten wir durch die vorausschauende Steuerung unserer Risikopositionen die Auswirkungen der Krise auf unser Gesamtergebnis verringern. Da wir dauerhaft keine hohen CDO-Bestände hielten, waren wir auch von den ab Ende Juli eintretenden hohen Bewertungsverlusten dieser Finanzinstrumente nur leicht betroffen. Bereinigt um die Handelsverluste, wurden in der Sparte Kreditprodukte 2007 etwa gleich hohe Erträge wie im Rekordjahr 2006 erwirtschaftet.

Die Ergebnisse im kundenorientierten Aktiengeschäft entwickelten sich 2007 weiter aufwärts. Unser Aktienderivategeschäft setzte sein Wachstum bei Erträgen und Marktanteilen fort. Das expandierende Aktienkassageschäft in Nordamerika und Japan trug ebenso wie die engere Verzahnung mit unserem Emissionsgeschäft in Europa und Nordamerika zu höheren Erträgen bei. Unsere Sparte Prime Services profitierte von der „Flucht in Qualität", da Investoren kapitalstarke Anbieter bevorzugten, die relativ gut durch die Finanzkrise gekommen waren.

Für den Geld- und Devisenhandel war 2007 ein Spitzenjahr. Wir profitierten in einem äußerst schwierigen Umfeld von unserer führenden Marktposition und einem guten Risikomanagement. Unser weltweites Devisenhandelsgeschäft mit seinem Marktanteil von über 19 % errang bei der viel beachteten Kundenumfrage von Euromoney zum dritten Mal in Folge den ersten Platz.

Der Einstieg in das Geschäft mit Instrumenten zur Indexabbildung machte sich bezahlt. Wir emittierten börsennotierte Indexfonds (Exchange Traded Funds – ETFs) auf über 70 europäische und asiatische Marktindizes. In Europa haben wir uns aus dem Stand heraus als Marktführer bei festverzinslichen ETFs und als einer der drei führenden Anbieter von aktienbasierten ETFs etabliert.

In den Schwellenländern des Mittleren Ostens, Lateinamerikas und Asiens kamen wir im Aktiengeschäft weiter voran. Unser Anleihegeschäft konnte in den meisten Schwellenländern gegenüber 2006 deutlich zulegen. In Osteuropa kam uns die Integration der Ende 2005 übernommenen russischen Investmentbank UFG zugute.

Zum Geschäftsbereich **CORPORATE FINANCE** gehören die Beratung bei Fusionen und Übernahmen (M & A), das Finanzierungsgeschäft mit Eigenkapital (ECM: Equity Capital Markets), mit Fremdkapital (LDCM: Leveraged Debt Capital Markets), bei gewerblichen Immobilien (CRE: Commercial Real Estate), Asset Finance & Leasing (AFL) und die globale Kreditvergabe an Unternehmen. Regionale und branchenspezifische Teams stellen sicher, dass unseren Kunden die gesamte Produkt- und Leistungspalette aus einer Hand zur Verfügung steht.

Für Corporate Finance war 2007 insgesamt, trotz der außergewöhnlich schwierigen Marktbedingungen für unser CRE- und LDCM-Geschäft in der zweiten Hälfte, ein gutes Jahr. Dank unseres nach Produkten und Regionen breit diversifizierten Geschäftsmodells und einer festen Kundenbindung konnten wir Marktanteile gewinnen beziehungsweise in wichtigen Bereichen weiter wachsen.

In Europa behaupteten wir unseren Spitzenplatz, gemessen am Provisionsaufkommen, im fünften Jahr in Folge. In Nord- und Südamerika gehörten wir wiederum zu den führenden zehn Banken. Während wir im asiatisch-pazifischen Raum wie im Vorjahr Rang zehn erreichten, verbesserten wir unsere Position sowohl in Australien als auch in Neuseeland. Auf dem deutschen Markt verteidigten wir unsere Marktführerschaft in Corporate Finance, darunter in der Beratung bei Fusionen und Übernahmen sowie im ECM-Geschäft und im Geschäft mit Anleihen hoher Bonität. Das gilt auch für unser Geschäft mit dem deutschen Mittelstand, in dem wir mit unserer regional- und kundenorientierten Betreuung sowie Produktinnovationen sehr erfolgreich waren.

Im M&A-Geschäft konnten wir die Zahl der Transaktionen und deren Volumen steigern, Letzteres um insgesamt 79%. An wichtigen globalen Transaktionen waren wir beteiligt. Dazu zählten die größte Übernahme im Bergbausektor, die größte Transaktion in der chemischen Industrie und die größte Leveraged-Buy-Out-Transaktion. Unser Volumen (angekündigte Transaktionen) stieg in Europa mit 85% wesentlich kräftiger als der Marktdurchschnitt (43%). In Nord- und Südamerika rückten wir dank eines um 60% höheren Volumens gegenüber 16% im Marktdurchschnitt auf Rang acht vor.

Unsere Sparte ECM erhöhte 2007 ihren Marktanteil im weltweiten Geschäft mit Eigenkapitalinstrumenten. Gemessen am Volumen, waren wir die Nummer eins in Europa bei Börseneinführungen, in Deutschland mit großem Abstand. Unsere Investitionen in Schwellenländern trugen insbesondere in Russland Früchte, wo wir nach Rang fünf im Jahr 2006 zum Marktführer avancierten. Im Nahen Osten kamen wir auf Rang sechs und arrangierten den ersten Börsengang an der Dubai International Financial Exchange, an dem sich Privatanleger beteiligen konnten. In Nord- und Südamerika nahmen wir bei der Begebung von Wandelanleihen Platz sechs ein und konnten im Emissionsgeschäft mit Aktien deutlich zulegen. In Hongkong haben wir den bislang größten Börsengang eines Internetunternehmens geführt.

Obwohl sich die heftigen Schwankungen an den Kreditmärkten in der zweiten Jahreshälfte auf unser LDCM-Geschäft auswirkten, konnten wir unsere Spitzenstellung bei hochverzinslichen Anleihen in Europa im siebten Jahr in Folge verteidigen. Wir waren an der größten LBO-Transaktion in Europa und in Südafrika beteiligt sowie an viel beachteten innovativen Transaktionen für Firmenkunden und Finanzinvestoren.

Unsere Sparte CRE wurde 2007 ebenfalls durch die schwierigen Marktbedingungen beeinträchtigt. Einige Geschäftsfelder waren jedoch weiterhin sehr erfolgreich, so zum Beispiel das Emissions- und Verwaltungsgeschäft für die im staatlichen Auftrag tätigen US-Zweckgesellschaften, das wir in unserer 2004 erworbenen Tochtergesellschaft Berkshire Mortgage

Corporate Finance: Weiterhin Marktführer in Europa

Marktanteile in %


7
6
6,0
6,3
6,3
7,0
1
1
1
1
04
05
06
07

☐ Rang im Wettbewerbsvergleich
Quelle: Dealogic

AUSZEICHNUNGEN 2007

Euromoney
„Best M&A House: Central & Eastern Europe"
„Best M&A House: Russia"
Euroweek
„Most Impressive LBO Structurer"
„Best Arranger of German Loans"
„Best Loan Trading House"
Global Finance
„Best Investment Bank: Western Europe"
Institutional Investor
„Bank of the Year (Epic Awards for Real Estate Finance & Investment)"

Corporate Finance: Starke Verbesserung im europäischen ECM-Geschäft

Marktanteile in %


8,5
8,4
7,6
7,5
6,9
6,8
6,5
4
1
4
1
04
05
06
07

☐ Rang im Wettbewerbsvergleich
Quelle: Dealogic

AUSZEICHNUNGEN 2007
Euromoney Awards for Excellence
„Best at Cash Management in Western Europe"
„Best at Cash Management in Asia"
Euromoney Trade Finance Awards
„Best Forfaiting Institution"
„Best Trade Finance Software/Technology Provider"
Euroweek
„Best Issuing & Paying Agent for Medium Term Notes"
Islamic Conference Group
„Best Administrator/Trustee for a Sukuk* Transaction"
Total Securitization
„Trustee of the Year"
Trade and Forfaiting Review
„Best International Trade Finance Bank"
„Best Structured Commodity Finance Bank"

*Transaktion mit schariakonformer Struktur.

betreiben. Dahinter standen Emissionsvolumen in Rekordhöhe wie auch anhaltende Kosten- und Ertragsvorteile seit der Übernahme. Unser Finanzierungsgeschäft bei gewerblichen Immobilien profitierte auch von der Expansion in der asiatisch-pazifischen Region, wo wir verstärkt an Transaktionen, Mandaten und Kreditvergaben besonders in Schanghai und Hongkong beteiligt waren. In Europa konnten unsere Spezialisten gewinnbringende Anlagesituationen nutzen, die durch die turbulenten Märkte entstanden waren.

Unserem Geschäft in Asset Finance & Leasing kamen zwei wesentliche Entwicklungen zugute: die Globalisierung und der Klimawandel. Wir intensivierten unsere Aktivitäten im Infrastrukturbereich, im Transportwesen und bei erneuerbaren Energien, beteiligten uns an der Entwicklung von Solarprojekten in Spanien und waren Berater bei einer Öffentlich-Privaten-Partnerschaft (ÖPP) zur Finanzierung einer Autobahn in Deutschland. In Dubai haben wir ein regionales Team aufgebaut, um der Nachfrage in der Region Naher Osten, Nordafrika und Südasien nach Beratungsleistungen, insbesondere für große Verkehrs- und Infrastrukturvorhaben, zu entsprechen. Darüber hinaus haben wir neue Anlageprodukte entwickelt, indem wir beispielsweise weltweit zum ersten Mal nachrangige Mikrofinanzkredite verbrieften.

GLOBAL TRANSACTION BANKING

Der Unternehmensbereich Global Transaction Banking (GTB) richtet sich an Firmen und Finanzdienstleister. Seine Produkte und Leistungen dienen der Abwicklung inländischer und grenzüberschreitender Zahlungen sowie der professionellen Risikosteuerung und der Finanzierung von internationalen Handelsgeschäften. Außerdem werden Serviceleistungen sowohl im Treuhand-, Vermittlungs- als auch Wertpapierverwahrungs- und -verwaltungsgeschäft bereitgestellt. GTB gliedert sich in die Sparten Cash Management für Unternehmen und Finanzdienstleister, Trade Finance sowie Trust & Securities Services.

2007 war für GTB ein Rekordjahr. Bei weltweit wachsenden Geschäftsvolumen verlief die Entwicklung auf unserem europäischen Heimatmarkt und im asiatisch-pazifischen Raum besonders erfreulich. In den USA erzielten wir trotz des schwierigen Marktumfelds ein solides Ergebnis.

In unserem Geschäft mit Firmenkunden bauten wir unsere Wettbewerbsposition in Asien, Nord- und Südamerika sowie in Europa weiter aus, indem wir vor allem unsere Vertriebskapazitäten erweiterten. Auf den osteuropäischen Märkten haben wir wichtige Mandate gewonnen. Im Vorfeld des Ende Januar 2008 eingeführten einheitlichen Euro-Zahlungsverkehrsraums (SEPA: Single Euro Payments Area) behaupteten wir unsere Führungsposition im Zahlungsverkehr. Unseren Kunden haben wir die Vorteile von SEPA unmittelbar und uneingeschränkt zugänglich gemacht. Unser internationales Handelsfinanzierungsgeschäft wuchs vor allem in Schwellenländern und wir konnten viele globale Transaktionen arrangieren, die uns vordere Plätze in den entsprechenden Ranglisten einbrachten. Dem erhöhten Bedarf an Cash-Management-Dienstleistungen und an Handelsfinanzierungen sind wir durch ein ausgeweitetes Produktangebot nachgekommen.

Eine zunehmende Zahl von Finanzdienstleistern hat sich 2007 an uns gewandt, um alle Cash-Management-Lösungen aus einer Hand zu beziehen. Ebenfalls gestiegen sind unsere Partnerbankenarrangements und Vereinbarungen über In-Sourcing von Transaktionsabwicklungen. Trust & Securities Services wuchs im Aktien- sowie Wertpapierverwahrungs- und -verwaltungsgeschäft. Im Geschäft mit Einlagenzertifikaten (Depositary Receipts) gewannen wir wichtige Mandate. Zudem etablierten wir uns als ein bedeutender Verwalter für islamkonforme Kapitalmarktinstrumente.

Im Berichtsjahr stand die Expansion in aufstrebenden Märkten im Vordergrund: So haben wir das institutionelle Wertpapierverwahrungs- und -verwaltungsgeschäft der türkischen Garanti Bank erworben, uns mit speziellen Dienstleistungen für indische Publikumsfonds etabliert und die Fondsverwaltung in einigen asiatischen Märkten einschließlich schariakonformer Serviceleistungen in Malaysia übernommen. Obwohl auch wir in der zweiten Jahreshälfte von den Turbulenzen an den Kreditmärkten betroffen waren, konnten wir die Verwerfungen dank unseres breiten Produktangebots bewältigen.

Global Transaction Banking: Starker Anstieg im Depotbankgeschäft

In Mrd €


1500
1000
500
588
863
1161
1610
04
05
06
07

Nettovermögenszuflüsse in Rekordhöhe

Private Wealth Management: Betreutes Vermögen nach Regionen

Stand zum Jahresende 2007


Europa (ohne Deutschland), Lateinamerika, Naher Osten 57 Mrd €
USA 53 Mrd €
Deutschland 51 Mrd €
Asien/Pazifik 22 Mrd €
Großbritannien 11 Mrd €

Im Konzernbereich Private Clients and Asset Management (PCAM) betreiben wir das Vermögensanlagegeschäft für private und institutionelle Kunden sowie das klassische Bankgeschäft für Privat- und kleine bis mittlere Geschäftskunden.

2007 war für PCAM ein erfolgreiches Jahr. Die Ertragslage war, trotz des schwierigen Umfelds, besser als 2006. Das insgesamt betreute Vermögen belief sich Ende 2007 auf 952 Mrd €; das waren 44 Mrd € mehr als ein Jahr zuvor, obwohl vor allem der schwache US-Dollar für einen negativen Wechselkurseffekt gesorgt hat. Die Nettomittelzuflüsse erreichten mit 59 Mrd € einen neuen Höchststand. Wir haben weiter in unser Geschäft investiert, sowohl in den europäischen und amerikanischen Kernmärkten als auch in den aufstrebenden Schwellenländern China und Indien.

PCAM umfasst die Unternehmensbereiche Asset and Wealth Management und Private & Business Clients.

ASSET AND WEALTH MANAGEMENT

Zum Unternehmensbereich Asset and Wealth Management gehören die Geschäftsbereiche Asset Management und Private Wealth Management. Im Asset Management betreiben wir sowohl das Publikumsfondsgeschäft mit Privatkunden als auch das institutionelle Vermögensanlagegeschäft. Private Wealth Management betreut vermögende Privatpersonen und Familien in der ganzen Welt.

Der Geschäftsbereich **ASSET MANAGEMENT** (AM) besteht aus vier voneinander abgegrenzten globalen Geschäftssparten: Publikumsfondsgeschäft (DWS Retail), Alternative Anlagen (RREEF Alternatives), Vermögensverwaltung für institutionelle Investoren (Institutionals) und für Versicherungsgesellschaften (Insurance). Im Berichtsjahr haben wir uns auf unsere Stärken konzentriert, in wichtige Geschäftsfelder mit hohem Potenzial investiert und uns aus Randaktivitäten zurückgezogen.

Auszug aus der Segmentberichterstattung (Private Clients and Asset Management[1])

PCAM erzielte 2007 ein Ergebnis vor Steuern von 2,1 Mrd €. Die Erhöhung um 0,1 Mrd € war in erster Linie auf die Entwicklung im Unternehmensbereich Private & Business Clients zurückzuführen. Dort wuchsen die Erträge vor allem durch die Akquisition der norisbank und der Berliner Bank sowie den Vertrieb von innovativen Vermögensanlage- und Vorsorgeprodukten. Ihnen standen steigende Aufwendungen infolge der Unternehmenskäufe und unserer Wachstumsinitiativen gegenüber. Das Vorsteuerergebnis im Unternehmensbereich Asset and Wealth Management nahm leicht zu. Deutliche Ertragssteigerungen durch organisches und akquisitionsbedingtes Wachstum in Private Wealth Management wurden durch niedrigere erfolgsabhängige Provisionen und Abschreibungen auf einen immateriellen Vermögenswert in Asset Management ausgeglichen.

in Mio €	**2007**	2006
Erträge insgesamt	10 129	9 315
Risikovorsorge im Kreditgeschäft	501	391
Zinsunabhängige Aufwendungen	7 561	7 000
Ergebnis vor Steuern	**2 059**	**1 935**
Eigenkapitalrendite vor Steuern in %	24	27
BIZ-Risikopositionen	85 586	76 234
Aktiva	156 391	130 642

[1] Auszug aus der Segmentberichterstattung, Erläuterungen und weitere Details siehe Finanzbericht 2007 (Lagebericht).

Die Nettomittelzuflüsse in Asset Management sind 2007 auf 27 Mrd € gestiegen. Damit haben sich unsere Bestandsveränderungen durch neue Anlagegelder das dritte Jahr in Folge verbessert, nachdem es 2004 noch beträchtliche Vermögensabflüsse gegeben hatte. Ende des Berichtsjahres lag das insgesamt von AM verwaltete Vermögen bei 555 Mrd €.

Wir haben sieben Langfrist- oder Megatrends identifiziert, die für die Vermögensverwaltungsbranche von zentraler Bedeutung sind. So rechnen wir mit einer wachsenden privaten Vorsorge in Europa und in den USA, der globalen Notwendigkeit zur Verringerung von Kohlendioxidemissionen, einer steigenden Vermögensbildung in Schwellenländern, wesentlichen Innovationen bei Anlageprodukten, einer zunehmenden Nachfrage nach alternativen Anlagen, vermehrten Anlagestrategien zur Gewinnung von Zusatzrenditen (Alpha) und einer wachsenden Neigung von Versicherungen, ihr Anlagemanagement extern zu vergeben. Indem wir unsere eigene Strategie in zahlreichen Initiativen auf diese Trends ausrichten, stellen wir sicher, dass der Geschäftsbereich AM auch künftig einen stabilen und soliden Beitrag zum Konzerngewinn liefern kann.

DWS: Führende Publikumsfondsgesellschaft in Deutschland

Verwaltetes Vermögen zum Jahresende 2007 in Mrd €


150
141
100
50

■ DWS
■ Wettbewerber
Quelle: BVI

PUBLIKUMSFONDS

In unserem Publikumsfondsgeschäft (DWS) verwalteten wir Ende 2007 ein Vermögen von 235 Mrd €. Im April führte unsere Tochtergesellschaft DWS in Deutschland das Produkt DWS RiesterRente Premium ein. Damit greifen wir Chancen auf, die aus dem wachsenden Bedarf an privater Vorsorge entstehen. Bis zum Jahresende konnte sich die DWS rund 352 000 Neuabschlüsse sichern, womit wir einer der erfolgreichsten Anlagemanager für die staatlich geförderte Riester-Rente sind. Der Umweltschutz und die Vermeidung von Kohlendioxidemissionen waren die Auslöser für unsere beiden Fonds DWS Klimawandel und DWS Invest Global Agrarbusiness. Diese „grünen" Anlageprodukte kamen bis zum Jahresende 2007 auf ein Fondsvermögen von circa 7,1 Mrd €.

In den aufstrebenden Schwellenländern im asiatisch-pazifischen Raum und in Lateinamerika konnte die DWS ihre Präsenz verbreitern. In Japan war unser DWS Climate Change Fund – mit einem Rekordzufluss von 154 Mrd Yen (rund 944 Mio €) allein im Juli – besonders erfolgreich.

Die höhere Nachfrage nach innovativen Fondsprodukten haben wir genutzt und neben den klassischen Investmentfonds zunehmend strukturierte Anlageprodukte entwickelt. Darin hatten Kunden Ende 2007 bei der DWS 7,7 Mrd € angelegt.

Abgerundet werden die Erfolge der DWS durch die erwirtschafteten Anlagerenditen: Per Jahresultimo 2007 übertrafen 86% der nach dem Anlagevermögen gewichteten DWS-Aktienfonds im 10-jährigen Anlagezeitraum ihren Referenzindex.

ALTERNATIVE ANLAGEN

Der Geschäftszweig Alternative Anlagen profitierte vom wachsenden Interesse der Kunden, in alternative Produkte zu investieren. Die Sparte RREEF Alternatives erhöhte 2007 ihr verwaltetes Vermögen auf 66 Mrd € gegenüber 59 Mrd € ein Jahr zuvor und eröffnete fünf neue Büros weltweit.

Asset Management: Weltweit führender Verwalter von externem Versicherungsvermögen

In Mrd € zum Jahresende 2006


112
100
60
20

■ Asset Management (AM) der Deutschen Bank
■ Wettbewerber
Quelle: Insurance Asset Manager, letzte verfügbare Angaben.

Im Immobilienanlagegeschäft, das wir unter dem Markennamen RREEF zusammengefasst haben, gehören wir zu den größten Anbietern der Welt. Trotz zeitweise schwieriger Kreditbedingungen konnte RREEF 2007 Immobilienwerte von umgerechnet über 5 Mrd € in den USA, über 3 Mrd € in Europa und knapp 1,5 Mrd € im asiatisch-pazifischen Raum erwerben. RREEF hat zugleich sein Produktangebot für Privatkunden vergrößert. Im Juni legten wir an der Börse Hongkong den ersten Immobilienfonds auf, über den private Anleger in Bürogebäude und gemischt genutzte Grundstücke in größeren Städten Chinas investieren können.

2007 baute RREEF auch das globale Geschäft mit Infrastrukturanlagen erfolgreich aus. Das unterstreichen Investitionen in Nordamerika ebenso wie der RREEF Pan-European Infrastructure Fund, der auf Zusagen von über 2 Mrd € kam. Zudem konnten wir im Juli das Produktangebot erweitern: Durch eine wesentliche Minderheitsbeteiligung am texanischen Finanzinvestor Aldus Equity ist RREEF nunmehr auch im Geschäft mit Private-Equity-Dachfonds vertreten.

INSTITUTIONELLES ANLAGEVERMÖGEN

Im institutionellen Vermögensanlagegeschäft konnten wir unsere globale Marktstellung ausbauen. Das spiegeln vor allem die vermehrten Einladungen zu unabhängigen Auswahlrunden für Anlagemanager wider. Wir lancierten zahlreiche Initiativen, um verstärkt innovative und wachstumsträchtige Produkte zu entwickeln, die Vertriebsnetze zu verbessern, die Betreuungsteams für Kunden und Finanzberater zu vergrößern sowie die Marketingaktivitäten zu forcieren. Damit können wir den immer vielfältiger und anspruchsvoller werdenden Anforderungen der institutionellen Anleger noch schneller und genauer nachkommen.

Unser Geschäft mit quantitativen Anlagestrategien bauten wir weiter aus. Wir konnten damit von dem anhaltenden Trend profitieren, Marktrisiken von der aktiv betriebenen Erzielung von Zusatzrenditen (Alpha) zu trennen. Unser Anlagemanagement in Anleihen haben wir personell um ein erfahrenes Team aufgestockt.

ANLAGEMANAGEMENT FÜR VERSICHERUNGEN

Gute Chancen eröffnet uns auch die Tendenz von Versicherungsunternehmen, ihr Anlagemanagement an externe Spezialisten zu vergeben. Zum Jahresende 2007 verwalteten wir in dieser Geschäftssparte ein Vermögen von 93 Mrd €. Die Zeitschrift Insurance Asset Manager kürte uns erneut zum weltweit größten Manager von fremden Versicherungsportfolios. In Europa, im asiatisch-pazifischen Raum und in den USA haben wir erfahrene Mitarbeiter eingestellt, um das Wachstum weiter voranzutreiben. Im Januar 2007 haben wir erstmals eine gemeinsame Fachkonferenz mit Harvest Fund Management, unserem chinesischen Kooperationspartner im Anlagemanagement, abgehalten. Diese Beziehung konnten wir auch mit weiteren Veranstaltungen im Jahresverlauf deutlich festigen.

Der Geschäftsbereich **PRIVATE WEALTH MANAGEMENT** (PWM) wendet sich mit seinem ganzheitlichen Ansatz im Vermögensanlagegeschäft an vermögende Privatkunden und Familien. PWM betreut Kunden an über 85 Standorten in mehr als 30 Ländern, sowohl im Heimatland der Kunden (Onshore) als auch außerhalb des Landes an internationalen Finanzplätzen (Offshore). Im Zentrum unserer Beratung stehen die strategische Vermögensstrukturierung und ein individuelles, den persönlichen Bedürfnissen jedes Kunden entsprechendes Risikomanagement. Die Leistungsangebote reichen von der individuellen Vermögensverwaltung über ein aktives Beratungsmodell, das alle Anlageformen inklusive alternativer Investments umfasst, bis hin zu Strategien der Vermögensbewahrung und Nachfolgeplanung, philanthropischen Themen, der Kunstberatung sowie Angeboten für Family Offices und für unabhängige Finanzberater.

Das Geschäftsjahr 2007 verlief für PWM sehr erfreulich. Bis zum Jahresende stieg das betreute Vermögen auf 194 Mrd €. Dahinter stehen ein Nettozufluss von 13 Mrd € und Kurssteigerungen an den Kapitalmärkten. Gegenläufig haben insbesondere die Schwäche des US-Dollar, aber auch die anderer Währungen gewirkt.

Zu der geschäftlichen Expansion haben vor allem unsere Investitionen der letzten Jahre in Kundenbetreuer beigetragen.

PWM konnte im asiatisch-pazifischen Raum erneut wachsen; in dieser Region hatten uns die Kunden zum Jahresende 2007 Anlagegelder in Höhe von 22 Mrd € anvertraut. 160 Mitarbeiter wurden hier zusätzlich eingestellt, um die hohe Nachfrage nach unseren Leistungen befriedigen zu können. Erheblich erweitert haben wir außerdem das Angebot an strukturierten Lösungen. Von der Fachzeitschrift Asiamoney wurde uns der Titel der „Best Private Bank in India" zuerkannt.

In unserem Heimatmarkt Deutschland haben wir das Anlagevermögen um 9 % gesteigert. PWM platzierte in Kooperation mit anderen Geschäftsbereichen im deutschen Markt die weltweit erste Verbriefung von nachrangigen, an Mikrofinanzinstitute vergebenen Krediten mit externem Rating. Wir erhielten mehrere Auszeichnungen, unter anderem als „Bester Risikomanager" (Focus Money und n-tv) sowie für „Bestes Aktives Vermögensmanagement" (Euro Finanzen).

Auch im übrigen Europa (ohne Deutschland, Österreich und Großbritannien), in Osteuropa, im Nahen Osten und in Afrika sowie in Lateinamerika baute PWM das Geschäft aus und arbeitete verstärkt mit unabhängigen Finanzberatern zusammen. Insgesamt betreuten wir in diesen Regionen zum Jahresende 2007 ein Vermögen von 57 Mrd €.

Im weltweit größten Markt für Vermögensverwaltung, den USA, konzentrierte sich PWM vor allem auf vermögende und vermögensaufbauende Unternehmer.

Die Ende 2006 erworbene britische Vermögensverwaltungsgesellschaft Tilney Group Limited wurde im Berichtsjahr erfolgreich in PWM integriert. In enger Zusammenarbeit mit dem Konzernbereich CIB wollen wir das Geschäft mit den besonders wohlhabenden Kunden (Ultra High Net Worth) in Großbritannien forcieren.

Weltweit hat PWM 2007 die Schwerpunkte seiner Anlagestrategie auf alternative Anlagen wie Hedgefonds und Private Equity, auf Rohstoffe, auf den asiatischen Kontinent sowie

Private Wealth Management: Anstieg des betreuten Vermögens

Stand zum Jahresende in Mrd €


250
200
150
100
50
163
189
194
05
06
07

Private & Business Clients: Zunehmende Mitarbeiterzahlen

Stand zum Jahresende


25000
23214
21161
19569
15040
15000
13324
13979
5000
05
06*
07**

■ PBC Deutschland
■ PBC weltweit
* Inklusive norisbank.
** Inklusive Berliner Bank.

das Thema Klimawandel gelegt und die entsprechenden Anlageprodukte unseren Kunden bedarfsgerecht zur Verfügung gelegt. Gute Teamarbeit mit anderen Abteilungen der Deutschen Bank ist eine zentrale Voraussetzung für erfolgreiches PWM-Geschäft. So haben wir, um das obere Kundensegment mit seinen sehr spezifischen und vielschichtigen Anforderungen noch besser betreuen zu können, unsere hausinterne Kooperation mit Experten aus anderen Geschäftsbereichen weiter verstärkt. Dafür wurde eigens ein spezielles Team aufgestellt.

PRIVATE & BUSINESS CLIENTS

Der Unternehmensbereich **PRIVATE & BUSINESS CLIENTS** (PBC) bietet Privatkunden wie auch kleinen und mittleren Unternehmen in Deutschland sowie sieben weiteren Ländern Europas und Asiens seine Bankdienstleistungen über verschiedene, auch elektronische, Vertriebswege an. Die umfangreiche Leistungspalette umfasst neben dem Geschäft mit Krediten und Einlagen, Zahlungsverkehr und Kontoführung auch das Wertpapier- und Fondsgeschäft sowie die Vermögensanlageberatung.

Insgesamt stehen unseren Kunden fast 1500 Filialen, zum größten Teil in Deutschland, Italien, Spanien und Polen, zur Verfügung. Dazu kommen mehr als 3200 unabhängige Finanzberater, mit denen wir eng zusammenarbeiten. Außerdem haben wir zahlreiche Vertriebskooperationen abgeschlossen, in Deutschland unter anderen mit der Deutschen Vermögensberatung AG (DVAG) und dem ADAC, Europas größtem Automobilclub.

Das Jahr 2007 ist für PBC sehr erfreulich verlaufen. Wir konnten erneut ein hervorragendes Geschäftsergebnis erwirtschaften und gleichzeitig unsere Wachstumsinitiativen vorantreiben. In Deutschland haben wir unsere Marktführerschaft gestärkt, in unseren europäischen Kernmärkten die hohe geschäftliche Dynamik beibehalten und in Schwellenländern unsere Präsenz ausgebaut. Auf dem deutschen Heimatmarkt sind wir sowohl aus eigener Kraft als auch durch Akquisitionen gut vorangekommen. Wir haben die norisbank im vergangenen Jahr integriert und gingen im September mit einem viel beachteten Neustart an den Markt. Zugleich bestätigt das Kundenwachstum der Berliner Bank unsere erfolgreiche Mehrmarkenstrategie.

Insgesamt hat die Zahl der PBC-Mitarbeiter in Deutschland 2007 um rund 1100 zugenommen.

Mit der Deutschen Bank und der Berliner Bank auf der einen und der norisbank auf der anderen Seite können wir bedarfsgerecht auf differenzierte Kundenanforderungen eingehen. Die Marke Deutsche Bank steht für hochwertigen Service, Beratungsqualität und Kompetenz. Das Gleiche gilt für die Berliner Bank, die mit 1100 Mitarbeitern, 60 Filialen und einer gut eingeführten Marke nachhaltig unsere Position vor Ort stärkt. In Berlin, unserem größten Standort in Deutschland, verfügen wir mit den Filialen der Deutschen Bank, der norisbank und der Berliner Bank über insgesamt 130 Geschäftsstellen. Wir betreuen dort fast 1 Mio Kunden, von denen 341 000 auf die Berliner Bank entfallen.

Die norisbank ist unsere Direktbank, die auch in 97 Filialen das wachstumsträchtige Konsumentenkredit- und -einlagengeschäft betreibt. Mit wenigen, klar definierten Produkten zu einem günstigen Preis ergänzt die norisbank unser traditionelles Produktangebot und erschließt neue Kundengruppen.

Außerhalb Deutschlands setzten wir 2007 unseren Wachstumskurs in den europäischen Märkten fort. In Italien eröffneten wir unter der Marke Deutsche Bank acht Filialen und unter der Marke Prestitempo eine neue Filiale. Auf dem spanischen Markt arbeiten wir unter der Marke BanCorreos mit der heimischen Post zusammen. Die Zahl der Filialen in Portugal haben wir im Berichtsjahr auf 36 fast verdreifacht. Auf dem belgischen Markt haben wir unsere Präsenz auf 30 Filialen ausgebaut.

Besonders kräftig expandierten wir in Polen. Im Vergleich zu 2004 haben wir unsere Filialen auf 63 verdoppelt. Das zahlte sich aus: Erträge und Geschäftsvolumen erhöhten sich 2007 um jeweils mehr als 60%. Seit Februar sind wir unter der Marke db kredyt im Konsumentenkreditgeschäft aktiv und eröffneten bis zum Jahresende 66 db kredyt-Shops.

In den asiatischen Wachstumsmärkten Indien und China verstärkten wir unsere Präsenz weiter. In Indien sind wir nunmehr mit zehn Filialen vertreten und betreuten Ende 2007 mehr als 500 000 Kunden. Im chinesischen Markt, wo wir im vierten Quartal unsere dritte Filiale eröffneten, betreiben wir seit Juni außerdem das Kreditkartengeschäft gemeinsam mit unserem lokalen Kooperationspartner HuaXia Bank.

Seit Oktober 2007 halten wir eine 10%ige Beteiligung an der Hanoi Building Commercial Joint Stock Bank (Habubank) in Vietnam. Dies ist ein neuer wichtiger Schritt, um den vietnamesischen Markt zu erschließen, dem einhellig ein großes Potenzial bescheinigt wird.

Private & Business Clients: Steigende Anzahl der Filialen in Polen


150
100
50
31
52
62
129*
04
05
06
07

*Inklusive db kredyt-Shops (Konsumentenkreditgeschäft).

Kapital durch Beteiligungsabbau freigesetzt

Rückläufige Industriebeteiligungen

Fortgeführte Anschaffungskosten in Mrd € zum Jahresende


4,6
4,1
2,2
2,3
2,1
5
4
3
2
1
03
04
05
06
07

Der Konzernbereich Corporate Investments umfasst unsere Industriebeteiligungen, das eigengenutzte Immobilienvermögen sowie sonstige Beteiligungen. Im Berichtsjahr bauten wir planmäßig unsere überwiegend nicht zum Kerngeschäft gehörenden Beteiligungen und die damit verbundenen Risiken weiter ab. Das freigesetzte Kapital kann in anderen Geschäftsbereichen besser verwendet oder an unsere Aktionäre zurückgegeben werden. Ende 2007 entfielen noch 5,1 Mrd € Aktiva des Konzernbereichs auf Industriebeteiligungen und 1,3 Mrd € auf sonstige Anlagen.

INDUSTRIEBETEILIGUNGEN VERRINGERT

Unsere Industriebeteiligungen bestehen hauptsächlich aus Anteilen an börsennotierten Aktiengesellschaften einschließlich Finanzdienstleistungsunternehmen. Wir haben 2007 die günstigen Marktbedingungen für Verkäufe genutzt, deren Erlöse in unser Ergebnis eingeflossen sind. So reduzierten wir unsere Anteile an der Linde AG um 2,6% und an der Allianz SE um 0,5%. Die Beteiligung von 1,5% an der Vontobel Holding AG und von 0,8% an der Fiat S.p.A. haben wir komplett veräußert. Außerdem verkauften wir mehrere von der Interhotel-Kette betriebene Hotels an die amerikanische Blackstone Group.

Ende 2007 waren unsere größten Industriebeteiligungen – gemessen am Börsenwert – die Anteile an der Daimler AG (4,4%), der Allianz SE (1,7%) und der Linde AG (5,2%).

Im Januar 2007 erwarben wir einen Anteil von 10% an einer Holding, die an der European Aeronautic Defence and Space Company EADS N.V. mit insgesamt 7,5% beteiligt ist.

SONSTIGE BETEILIGUNGEN ABGEBAUT

Zum Ende des Berichtsjahres umfassten unsere sonstigen Anlagen noch einen 12,7%igen Anteil an Atradius N.V., einen 8,2%igen Anteil an der Mannesmann GmbH&Co. Beteiligungs-KG (Arcor), einen 70,6%igen Anteil an der Gopla Beteiligungsgesellschaft mbH (Varta) sowie Deutsche Venture Capital Funds und einige andere Fondsbeteiligungen.

Die zwischen Atradius N.V. und Crédito y Caución S.A. 2007 vereinbarte Zusammenlegung beider Geschäftsbetriebe wurde im Januar 2008 abgeschlossen; dadurch reduzierte sich unser Anteil auf 9,1%. In New York City verkauften wir das von der Deutschen Bank genutzte Gebäude 60 Wall Street im Rahmen einer Sale-and-Leaseback-Transaktion.

Auszug aus der Segmentberichterstattung (Corporate Investments[1])

Der Konzernbereich Corporate Investments hat 2007 seine Beteiligungen weiter abgebaut. Das Ergebnis vor Steuern stieg um 0,9 Mrd € auf 1,3 Mrd €. Darin spiegeln sich vor allem höhere Gewinne aus dem Verkauf von Industriebeteiligungen wider.

in Mio €	**2007**	2006
Erträge insgesamt	1517	574
Risikovorsorge im Kreditgeschäft	3	2
Zinsunabhängige Aufwendungen	220	214
Ergebnis vor Steuern	**1299**	**361**
BIZ-Risikopositionen	4891	5395
Aktiva	13002	17783

[1] Auszug aus der Segmentberichterstattung, Erläuterungen und weitere Details siehe Finanzbericht 2007 (Lagebericht).

Führungsinstrument des Vorstands

Das Corporate Center vereint Funktionen und Ressourcen der Bank, die den Vorstand bei seiner Führungstätigkeit unterstützen. Dazu gehören kontrollierende und risikosteuernde Funktionen mit konzernweiter Zuständigkeit. Dieses breite Spektrum von Aufgaben obliegt vor allem den Stabsbereichen Finance, Audit (Revision), Legal (Recht), Risk & Capital Management sowie Communications & CSR (Kommunikation & Gesellschaftliche Verantwortung), Investor Relations und Human Resources (Personal). Konzernstrategische Fragen bearbeitet Corporate Development (Konzernentwicklung), mit der makroökonomischen Beratung betraut ist DB Research. Das Corporate Center gehört zu unserem Infrastrukturbereich, in dem alle konzerninternen Dienstleistungen gebündelt sind.

Insbesondere die kontrollierenden und risikosteuernden Einheiten des Corporate Center sind global in die Geschäftsbereiche integriert, aber mit eigenen, davon unabhängigen, Berichtslinien. Diese strikte Trennung der Verantwortlichkeiten bei gleichzeitiger operativer Marktnähe hat sich seit vielen Jahren bewährt.

Treasury:
Ausstehende Kapitalmarktemissionen nach Produktgruppen

Stand zum Jahresende 2007: 103 Mrd €


6% Schuldscheindarlehen
14% Nachrangige Emissionen
16% Einlagenzertifikate*
64% Anleihen

* Certificates of Deposit mit einer Laufzeit von über einem Jahr.

NEUE STRUKTUREN

Im Berichtsjahr haben wir einige Bereiche, die sich inhaltlich ergänzen, zu größeren Einheiten zusammengefasst. Dadurch wollen wir vor allem die fachliche Erfahrung und Kenntnisse der Mitarbeiter noch besser ausschöpfen.

Um die gesellschaftlichen Aktivitäten der Deutschen Bank enger mit der Kommunikation zu verzahnen, wurden die Bereiche Communications und Corporate Social Responsibility (CSR) zusammengelegt. Der neue Stabsbereich Communications & CSR verantwortet nunmehr weltweit die Medienarbeit, die interne Kommunikation, die Markenkommunikation und das gesellschaftliche Engagement der Bank. Auch der neue Stabsbereich Legal, Risk & Capital, der die Rechtsabteilung, Compliance, Treasury und das Risikomanagement umfasst, will von seiner breiteren Wissensbasis profitieren.

HERAUSFORDERUNGEN GEMEISTERT

Die globale Liquiditätskrise machte 2007 insbesondere für Treasury zu einem außergewöhnlich schwierigen Jahr. Es gelang aber, trotz der Spannungen auf den Geldmärkten, jederzeit eine hohe Liquidität aufrechtzuerhalten.

Unser Motto „Leistung aus Leidenschaft" wird immer mehr zum Markenzeichen der Deutschen Bank. Das gilt sowohl für eine zunehmende Zahl von Unternehmen als auch für unsere Mitarbeiter, deren Identifikation mit der Marke 2007 einen neuen Höchststand erreichte.

Der Stabsbereich Finance hat 2007 erstmals die Zwischenberichte der Deutschen Bank nach den International Financial Reporting Standards (IFRS) erstellt, die ab dem Berichtsjahr verbindlich vorgeschrieben sind. Zur Umstellung unserer externen Rechnungslegung auf IFRS wurde im Frühjahr ein ausführlicher Bericht über die Auswirkungen auf unsere Finanzzahlen veröffentlicht. Außerdem haben wir unsere Methoden verbessert, um die Ergebniszahlen zu analysieren und, darauf aufbauend, die Geschäftsbereiche zielgerichtet zu beraten.

Mitarbeiter langfristig an die Bank binden

Mitarbeiterzahl

In Tsd zum Jahresende*



90
60
30
67,7
65,4
63,4
68,8
78,3
03
04
05
06
07

* In Vollzeitkräfte umgerechnet.

2007 stieg die Zahl der Mitarbeiter (Vollzeitkräfte) der Deutschen Bank weltweit um 9 442 auf 78 291. Dazu haben vor allem unsere Wachstumsinitiativen, Akquisitionen wie die der Berliner Bank und der Ausbau unseres Infrastrukturbereichs insbesondere in Asien beigetragen.

ATTRAKTIVITÄT ALS ARBEITGEBER FESTIGEN

Der Wettbewerb um hervorragend ausgebildete Arbeitskräfte wird in den nächsten Jahren weiter zunehmen. Deshalb wollen wir die Deutsche Bank nachhaltig als bevorzugten Arbeitgeber etablieren. Dabei sind wir auf gutem Wege. Das belegen Umfragen unter Hochschulabsolventen und Bewerbern mit einigen Jahren Berufserfahrung.

So konnte die Deutsche Bank 2007 in zwei Untersuchungen, die das Arbeitgeberimage von mehr als 100 Unternehmen bei Hochschulabsolventen ermitteln, als einzige Bank in Deutschland einen Platz unter den ersten zehn erreichen. In Indien konnten wir Rang vier erringen. In einer Studie zu Berufs- und Karrierepräferenzen von Studierenden in Deutschland, die kurz vor dem Examen stehen, haben wir uns auf den neunten Platz verbessert.

Unter den Bewerbern mit einigen Jahren Berufserfahrung rückte die Deutsche Bank bei der Wahl zum bevorzugten Arbeitgeber in Deutschland auf Platz 16 vor. Dazu trugen unsere professionelle Online-Präsenz und die leichte Erreichbarkeit über neue Medien bei. Auf den Karrierewebseiten der Deutschen Bank berichten erfahrene Mitarbeiter aus vielen Bereichen über ihre Tätigkeit und vermitteln damit potenziellen Bewerbern einen guten Einblick in den Arbeitsalltag. In den USA wurde unser Online-Karriereportal in einer Vergleichsstudie auf Platz eins gesetzt, in Deutschland kamen wir auf Rang drei (Vorjahr: 15).

DEUTLICH MEHR MITARBEITER WELTWEIT

Die kräftige Erhöhung unserer Mitarbeiterzahlen um weltweit 14 % resultiert vor allem aus der Umsetzung der Wachstumsinitiativen. Dadurch entstanden neue Arbeitsplätze in den globalen Wachstumsregionen sowie an kostengünstigen asiatischen Standorten. Aber auch der Personalbestand in Deutschland hat – um 1 378 Mitarbeiter beziehungsweise 5,2 % – zugenommen.

46,1 % des weltweiten Anstiegs entfielen auf die Region Asien/Pazifik. Dort stellten wir 2007 per saldo 4 357 Mitarbeiterinnen und Mitarbeiter ein. Weitere 39,3 % der neu hinzugekommenen Kräfte verteilen sich auf Großbritannien (963 Mitarbeiter), Nord- und Südamerika (1 743 Mitarbeiter) sowie das übrige Europa, den Nahen Osten und Afrika (1 000 Mitarbeiter). Am stärksten hat der Infrastrukturbereich mit einem Plus von 4 887 zugelegt. Der Konzernbereich PCAM beschäftigte zum Ende des Berichtsjahres 2 443, CIB 2 121 mehr Mitarbeiter als zwölf Monate zuvor.

Vor allem durch die Neueinstellungen im asiatisch-pazifischen Raum hat sich 2007 der Anteil der Mitarbeiter bis 24 Jahre von 8,9 % auf 10,0 % erhöht. Die 25- bis 44-Jährigen sind mit einem Anteil von 67,5 % aber nach wie vor die größte Gruppe. Die Unternehmenszugehörigkeit hat sich leicht auf 9,4 Jahre im Durchschnitt verkürzt. Bei der Deutschen Bank lernten im Berichtsjahr 1 506 Auszubildende, 55 mehr als 2006.

NEUE KOLLEGEN ERFOLGREICH INTEGRIEREN

Die Einstellung von Hochschulabsolventen haben wir gegenüber dem Vorjahr um 8 % erhöht. Sie nicht nur zu gewinnen, sondern sie auch ins Unternehmen einzuführen und langfristig an unser Haus zu binden, ist eine wesentliche Aufgabe unserer Personalarbeit.

Um die neuen Kollegen erfolgreich zu integrieren, müssen sie insbesondere systematisch eingearbeitet werden. Die Deutsche Bank hat deshalb 2007 unter anderem in der asiatisch-pazifischen Region ein Pilotprojekt gestartet, das neue Mitarbeiter vom ersten Arbeitstag an in die Teams eingliedert und sie schnell mit unserer Unternehmensorganisation und -kultur vertraut macht. Dazu wird für die ersten sechs Monate ein sehr detaillierter Plan mit vielfältigen Anregungen aufgestellt.

WELTWEIT ATTRAKTIVE LEISTUNGEN

Damit wir für unsere Mitarbeiter auf Dauer attraktiv bleiben, bieten wir neben einer leistungsorientierten Vergütung weltweit auch eine Fülle von innovativen Zusatzleistungen an wie zum Beispiel regelmäßige Gesundheitsvorsorgeuntersuchungen.

An vorderer Stelle stand im Berichtsjahr, für unsere Mitarbeiter die Zahl der Kinderbetreuungsplätze zu vergrößern. Damit soll Eltern die frühe Rückkehr an den Arbeitsplatz erleichtert werden. In Deutschland standen unseren Mitarbeitern Ende 2007 rund 260 Plätze zur Verfügung. In Großbritannien waren es 50 Plätze. Mit einer zum Teil mehrsprachigen Ganztagsbetreuung wollen wir zugleich die internationale Mobilität der Mitarbeiter fördern.

In Anlehnung an den Mutterschutz in Deutschland haben wir die Lohnfortzahlung nach Geburt oder Adoption eines Kindes in den USA von zwölf auf 16 Wochen erhöht. Ein neues Programm (Phase Back to Work) ermöglicht die schrittweise Rückkehr an den Arbeitsplatz. Über einen Zeitraum von acht Wochen kann eine individuell festgelegte Arbeitszeit vereinbart werden. Seit Anfang 2008 haben wir in Großbritannien die Lohnfortzahlung in der Elternzeit von 18 auf 26 Wochen ausgeweitet.

Generell bieten wir unseren Mitarbeitern verschiedene Möglichkeiten zur flexiblen Gestaltung der Arbeitszeit. So ist in der asiatisch-pazifischen Region ein Programm entwickelt worden, das zu einer besseren Balance zwischen Beruf und Freizeit verhelfen soll. Eine Beratung durch externe Spezialisten ist darin ebenso eingeschlossen wie die Online-Beratung zur Kindererziehung oder zur Betreuung älterer Familienmitglieder. In Indien haben wir eine Kooperation mit einem medizinischen Anbieter abgeschlossen, der für unsere Mitarbeiter vor Ort eine medizinische Versorgung auf hohem Niveau sicherstellt.

Qualifikation der Mitarbeiter

In % mit Hochschulabschluss*


60
40
20
51,0
53,4
55,6
59,7
64,4
03
04
05
06
07

*Kopfzahl.

Regionaler Einsatz der Mitarbeiter

In % zum Jahresende 2007*



Deutschland 36%
Europa (ohne Deutschland), Naher Osten und Afrika 28%
Asien/Pazifik 19%
Nord- und Südamerika 17%

*In Vollzeitkräfte umgerechnet.

KARRIEREN INDIVIDUELL FÖRDERN

Die persönlichen Karriereaussichten sind ein wesentlicher Aspekt, um Mitarbeiter an die Deutsche Bank zu binden. Während des forcierten Ausbaus unseres Investment Banking seit Mitte der 90er-Jahre und der teilweise damit einhergehenden globalen Expansion konzentrierten wir uns in erster Linie darauf, hoch qualifizierte Mitarbeiter im Markt zu finden und einzustellen. Nachdem wir seit einiger Zeit unsere Wettbewerbsfähigkeit aus eigener Kraft steigern können, haben wir den Schwerpunkt unserer Personalarbeit wieder verstärkt auf die Entwicklung der eigenen Mitarbeiter gelegt.

Heute stehen Grundsätze für das Talentmanagement im Vordergrund, die einerseits konzernweit angewendet werden, andererseits aber genügend Spielraum lassen, um die Personalentwicklung auf unterschiedliche Strategien der Geschäftsbereiche auszurichten. Im Mittelpunkt steht der sogenannte Talent-Review-Prozess, der Ausgangspunkt ist für Talentidentifizierung, Beförderungs-, Nachfolge- und persönliche Entwicklungsplanung. Es ist unser Ziel, dass jede Führungskraft dieses Verfahren jährlich auf alle zugehörigen Mitarbeiter anwendet.

Die Deutsche Bank fördert die Erhöhung des Anteils von Frauen in Führungspositionen. Daher unterstützen wir zum Beispiel den Zusammenschluss der weiblichen Mitarbeiter in Netzwerken. Die etablierten Frauennetzwerke „Women in European Business“ in Frankfurt am Main und London sowie „Women on Wall Street“ in New York schaffen mit ihren jährlichen Konferenzen für Mitarbeiterinnen und Kundinnen ein wichtiges Forum, um Erfahrungen auszutauschen und eigene Vorstellungen zu artikulieren. Zudem bieten wir verschiedene Trainingsmaßnahmen und Mentoringprogramme an, die speziell auf Frauen zugeschnitten sind.

Wir haben den Anspruch, unseren Mitarbeitern in jeder Lebensphase berufliche Entwicklungsmöglichkeiten aufzuzeigen. Dem demografischen Wandel begegnet die Deutsche Bank mit vielfältigen Maßnahmen in den Bereichen Gesundheit, Erhaltung der Leistungs- und Beschäftigungsfähigkeit, Arbeitgeberzusatzleistungen und Weiterbildung. So sind wir als Mitgliedsunternehmen des WISE-Netzwerks eine Kooperation mit der Jacobs International University Bremen eingegangen, die sich 2007 in einem ihrer Schwerpunkte mit dem lebenslangen Lernen auseinandergesetzt hat. Zudem unterstützten wir die Gründung des ersten internen Mitarbeiter-Generationennetzwerks „SeniorExperts@db“.

Die Zufriedenheit unserer Mitarbeiter mit der Deutschen Bank als Arbeitgeber erfassen wir seit 1999 durch weltweite Umfragen. Daraus gewonnene Erkenntnisse nutzen die Geschäftsbereiche für gezielte Verbesserungen. Unsere Befragungsergebnisse weisen konstante beziehungsweise leicht ansteigende Werte auf.

Gesellschaftliche Verantwortung

Gesellschaftliche Verantwortung zu übernehmen ist Teil des Selbstverständnisses, das unser Handeln bestimmt. Geschäftlicher Erfolg, soziales Engagement und ein nachhaltiger Umgang mit Ressourcen sind für die Deutsche Bank untrennbar miteinander verbunden.

Der Bereich Gesellschaftliche Verantwortung (Corporate Social Responsibility – CSR) wurde im Berichtsjahr dem Vorstandsvorsitzenden unterstellt und mit der Konzernkommunikation verbunden. Durch diese enge Verzahnung und eine stärkere Beteiligung der Geschäftsbereiche wollen wir unsere Haltung und unser Tun noch besser nach innen wie nach außen deutlich machen.

Das gesellschaftliche Engagement der Deutschen Bank steht unter dem Motto: „Mehr als Geld: Soziales Kapital schaffen".

ENGAGEMENT BEWEISEN
Wir wollen mehr sein als ein finanzkräftiger Sponsor für gute Zwecke. Unsere Mitarbeiter stellen immer wieder unter Beweis, dass „Leistung aus Leidenschaft" nicht nur ihr Handeln für Kunden bestimmt. 2007 haben sie sich weltweit 19440 Tage ehrenamtlich engagiert: Dies ist mehr als doppelt so viel wie im Vorjahr.

CHANCEN ERÖFFNEN
Das Streben nach herausragenden Lösungen ist ein Grundprinzip der Deutschen Bank. Es gilt auch für unser gesellschaftliches Engagement. Als ein Vorreiter unter den Geschäftsbanken sind wir seit über einem Jahrzehnt in der Mikrofinanzierung aktiv. Hier zeigt sich beispielhaft, wie geschäftliche Kompetenz und soziale Verantwortung verknüpft werden können, um armen Menschen weltweit neue Chancen zu eröffnen. Mit „db Microfinance Invest", der weltweit ersten Verbriefung von nachrangigen Mikrofinanzkrediten mit externem Rating, haben wir 2007 diesen Bereich für private und institutionelle Anleger weiter erschlossen.

Neben der Armut stellt das rapide Wachstum von Megametropolen eine globale Herausforderung dar. In der Konferenzreihe „Urban Age" der Alfred Herrhausen Gesellschaft, dem internationalen Dialogforum der Deutschen Bank, wollen wir nachhaltige Lösungen für dieses Problem aufzeigen. 2007 wurde erstmals der „Deutsche Bank Urban Age Award" vergeben. Die mit 100000US-$ dotierte Auszeichnung honoriert Initiativen, die Vorbildliches für ein nachhaltiges Wachstum von Städten leisten. Ausgezeichnet wurden zwei Projekte in Mumbai, Indien.

KREATIVITÄT ENTWICKELN
Unsere Kunstaktivitäten zielen vor allem darauf ab, Kreativität zu fördern. Mit Werken aus der Kunstsammlung der Deutschen Bank am Arbeitsplatz verschönern wir die Arbeitsumgebung unserer Mitarbeiter. Durch den Ankauf von Werken und Stipendien helfen wir jungen, vielversprechenden Künstlern bei ihrer Entwicklung. Mit dem „Kandinsky Prize" in Moskau und dem Kunstpreis „Views" in Warschau unterstützt die Deutsche Bank Stiftung junge osteuropäische Künstler.

Weltweites Fördervolumen für gesellschaftliches Engagement nach Themen

2007 insgesamt 82,2 Mio €[1]


42% Soziales
24% Bildung
24% Kunst
10% Ehrenamtliches Mitarbeiterengagement

[1] Inklusive Sponsoring.

Ehrenamtliches Engagement der Mitarbeiter nach Regionen

2007 insgesamt 19440 Einsatztage


Asien/Afrika 5%
Nord- und Südamerika 20%
Großbritannien 22%
Deutschland 53%

TALENTE FÖRDERN

Bei allen unseren Bildungsprojekten steht im Mittelpunkt, Talente zu entdecken und ihre Entfaltung zu ermöglichen. Um besonders Jugendliche aus nicht akademischen Elternhäusern zum Studium zu ermutigen und ihre Berufschancen zu verbessern, hat die Deutsche Bank Stiftung zusammen mit der Accenture-Stiftung und der Stiftung der Deutschen Wirtschaft im Jahr 2007 den „Studienkompass" ins Leben gerufen.

Das Bildungsprogramm „Zukunft@BPhil" der Berliner Philharmoniker führt Jugendliche an klassische Musik heran und fördert so die Entwicklung ihrer Persönlichkeit. Seit 2002 haben mehr als 8000 junge Menschen an dem Programm teilgenommen, das die Deutsche Bank durch ihre exklusive Partnerschaft mit dem Orchester ermöglicht. 2007 wurden die Philharmoniker und ihr Chefdirigent Sir Simon Rattle in New York auch für dieses Engagement zu UNICEF-Botschaftern ernannt – als erste Institution und bisher einziger internationaler Botschafter aus Deutschland.

Darüber hinaus fördern wir gezielt Spitzenleistungen in der akademischen Forschung und Lehre. Im Berichtsjahr vergab das Center for Financial Studies an der Johann Wolfgang Goethe-Universität Frankfurt am Main zum zweiten Mal den von der Deutschen Bank gestifteten „Deutsche Bank Prize in Financial Economics", mit dem international herausragende Beiträge zur Bank- und Kapitalmarktforschung gewürdigt werden. Ausgezeichnet wurde Michael Woodford, Professor für Politische Ökonomie an der Columbia University in New York.

ZUKUNFTSFÄHIGKEIT SICHERN

Soziale Verantwortung und geschäftliche Chancen können auch bei der Bekämpfung des Klimawandels eine erfolgreiche Verbindung eingehen. So haben wir 2007 unser Angebot an nachhaltigen Anlageprodukten um den Klimawandel-Fonds der DWS ergänzt. Als Partner der „Clinton Climate Initiative", eines Programms für mehr Energieeffizienz von Gebäuden in 15 Großstädten rund um die Welt, bringen wir unser spezielles Know-how ein, um marktwirtschaftliche Lösungen zu entwickeln. Mit dem Projekt „Solar Impulse" unterstützen wir den Bau eines Flugzeugs, das ohne fossile Brennstoffe zu verbrauchen, die Welt umrunden soll. Damit wollen wir die Entwicklung erneuerbarer Energien vorantreiben und ressourcenschonendes Verhalten fördern. Seit 1999 lassen wir jährlich unser nach ISO 14001 etabliertes Nachhaltigkeits-Managementsystem zertifizieren. Und in der renommierten Analyse von SAM Research, in der die Nachhaltigkeitsinitiativen von Unternehmen bewertet werden, lagen wir unter den besten 10% des Bankensektors. Die aus den UN-Zielen abgeleiteten zehn Prinzipien des Global Compact (zu Menschenrechten, Arbeitsbedingungen, Umweltschutz und Korruptionsbekämpfung) sind seit Jahren Bestandteil unserer internen Richtlinien.

Weitere Informationen zu unserem gesellschaftlichen Engagement finden Sie in dem separaten Bericht „Mehr als Geld: Soziales Kapital schaffen".





// In der Deutschen Bank streben wir langfristige Beziehungen zu unseren Kunden an. Unsere Fähigkeit, auf die differenzierten Wünsche der Kunden in jeder Situation einzugehen, kommt letztlich auch uns selbst zugute.

Sofia Devoto, Deutsche Representaciones y Mandatos SA, Buenos Aires

Konzernabschluss
03 //

Gewinn-und-Verlust-Rechnung

Gewinn-und-Verlust-Rechnung

in Mio €	2007	2006
Zinsen und ähnliche Erträge	67706	58275
Zinsaufwendungen	58857	51267
Zinsüberschuss	**8849**	**7008**
Risikovorsorge im Kreditgeschäft	612	298
Zinsüberschuss nach Risikovorsorge im Kreditgeschäft	**8237**	**6710**
Provisionsüberschuss	12289	11195
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen	7175	8892
Ergebnis aus zur Veräußerung verfügbaren finanziellen Vermögenswerten	793	591
Ergebnis aus nach der Equity-Methode bilanzierten Beteiligungen	353	419
Sonstige Erträge	1286	389
Zinsunabhängige Erträge insgesamt	**21896**	**21486**
Personalaufwand	13122	12498
Sachaufwand und sonstiger Aufwand	7954	7069
Aufwendungen im Versicherungsgeschäft	193	67
Wertminderung auf immaterielle Vermögenswerte	128	31
Restrukturierungsaufwand	–13	192
Zinsunabhängige Aufwendungen insgesamt	**21384**	**19857**
Ergebnis vor Steuern	**8749**	**8339**
Ertragsteueraufwand	2239	2260
Jahresüberschuss	**6510**	**6079**
Den Minderheitsanteilen zurechenbares Konzernergebnis	36	9
Den Deutsche Bank-Aktionären zurechenbares Konzernergebnis	6474	6070

Ergebnis je Aktie

in €	2007	2006
Basic	13,65	12,96
Verwässert[1]	13,05	11,48
Anzahl der Aktien in Mio		
Gewichteter Durchschnitt der ausstehenden Aktien – Nenner für die Berechnung des Ergebnisses je Aktie	474,2	468,3
Bereinigter gewichteter Durchschnitt der ausstehenden Aktien nach angenommener Wandlung – Nenner für die Berechnung des verwässerten Ergebnisses je Aktie	496,1	521,2

[1] Einschließlich Effekt auf den Zähler aus angenommener Wandlung.

Bilanz

Aktiva

in Mio €	31.12.2007	31.12.2006
Barreserve	8632	7008
Verzinsliche Einlagen bei Kreditinstituten	21615	19199
Forderungen aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Reverse Repos)	13597	14265
Forderungen aus Wertpapierleihen	55961	62943
Zum Fair Value bewertete finanzielle Vermögenswerte		
davon zum 31.12.2007 158 Mrd € (2006: 87 Mrd €) als Sicherheit hinterlegt, frei zum Verkauf beziehungsweise zur weiteren Sicherheitenstellung durch den Sicherungsnehmer	1474103	1104650
Zur Veräußerung verfügbare finanzielle Vermögenswerte		
davon zum 31.12.2007 17 Mio € (2006: 23 Mio €) als Sicherheit hinterlegt, frei zum Verkauf beziehungsweise zur weiteren Sicherheitenstellung durch den Sicherungsnehmer	42294	38037
Nach der Equity-Methode bilanzierte Beteiligungen	3366	2541
Forderungen aus dem Kreditgeschäft	198892	178524
Sachanlagen	2409	3241
Immaterielle Vermögenswerte	9383	8612
Sonstige Aktiva	182897	139021
Steuerforderungen aus laufenden Steuern	2428	2120
Steuerforderungen aus latenten Steuern	4772	4332
Summe der Aktiva	**2020349**	**1584493**

Passiva

in Mio €	31.12.2007	31.12.2006
Einlagen	457946	411916
Verbindlichkeiten aus übertragenen Zentralbankeinlagen und aus Wertpapierpensionsgeschäften (Repos)	178741	102200
Verbindlichkeiten aus Wertpapierleihen	9565	21174
Zum Fair Value bewertete finanzielle Verpflichtungen	966177	694619
Sonstige kurzfristige Geldaufnahmen	53410	48433
Sonstige Passiva	171509	144129
Rückstellungen	1295	1768
Steuerverbindlichkeiten aus laufenden Steuern	4515	4033
Steuerverbindlichkeiten aus latenten Steuern	2124	2285
Langfristige Verbindlichkeiten	126703	111363
Hybride Kapitalinstrumente (Trust Preferred Securities)	6345	4771
Verpflichtung zum Erwerb Eigener Aktien	3553	4327
Summe der Verbindlichkeiten	**1981883**	**1551018**

Eigenkapital

Stammaktien, ohne Nennwert, rechnerischer Nominalwert 2,56 €	1358	1343
Kapitalrücklage	15808	15246
Gewinnrücklagen	25116	20451
Eigene Aktien im Bestand zu Anschaffungskosten	–2819	–2378
Verpflichtung zum Erwerb Eigener Aktien	–3552	–4307
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern		
Unrealisierte Gewinne aus zur Veräußerung verfügbaren finanziellen Vermögenswerten, nach darauf entfallenden Steuern und sonstigen Anpassungen	3635	3208
Unrealisierte Gewinne/Verluste (–) aus Derivaten, die Schwankungen zukünftiger Cashflows absichern, nach Steuern	–52	–45
Anpassungen aus der Währungsumrechnung, nach Steuern	–2450	–760
Nicht in der Gewinn-und-Verlust-Rechnung berücksichtigte Gewinne/Verluste (–), nach Steuern	1133	2403
Den Deutsche Bank-Aktionären zurechenbares Eigenkapital	**37044**	**32758**
Minderheitsanteile	1422	717
Eigenkapital einschließlich Minderheitsanteile	**38466**	**33475**
Summe der Passiva	**2020349**	**1584493**

Kapitalflussrechnung

in Mio €	2007	2006
Jahresüberschuss	**6510**	**6079**
Cashflow aus operativer Geschäftstätigkeit		
Überleitung auf den Cashflow aus operativer Geschäftstätigkeit		
Wertberichtigungen für Kreditausfälle	651	352
Restrukturierungsaufwand	–13	30
Ergebnis aus dem Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten, nach der Equity-Methode bilanzierten Beteiligungen und Sonstigem	–1907	–913
Latente Ertragsteuern, netto	–918	165
Abschreibungen, Wertberichtigungen und Zuschreibungen	1731	1355
Anteilige Gewinne aus nach der Equity-Methode bilanzierten Beteiligungen	–358	–207
Jahresüberschuss, bereinigt um nicht liquiditätswirksamen Aufwand/Ertrag und sonstige Posten	**5696**	**6861**
Anpassungen aufgrund eines Nettoanstiegs/-rückgangs beziehungsweise einer Nettoveränderung der operativen Vermögenswerte und Verbindlichkeiten:		
Verzinsliche Termineinlagen bei Kreditinstituten	7588	–3318
Forderungen aus übertragenen Zentralbankeinlagen, aus Wertpapierpensionsgeschäften (Reverse Repos) und Wertpapierleihen	5146	–11394
Handelsaktiva	–302932	–87409
Sonstige zum Fair Value bewertete finanzielle Vermögenswerte (exkl. Investitionstätigkeit)	–75775	–19064
Forderungen aus dem Kreditgeschäft	–22185	–14403
Sonstige Aktiva	–42674	–30083
Einlagen	47464	35720
Handelspassiva	205814	25243
Sonstige zum Fair Value bewertete finanzielle Verpflichtungen (exkl. Finanzierungstätigkeit)	70232	41518
Verbindlichkeiten aus übertragenen Zentralbankeinlagen, aus Wertpapierpensionsgeschäften (Repos) und aus Wertpapierleihen	69072	18955
Sonstige kurzfristige Geldaufnahmen	6531	7452
Sonstige Passiva	21133	30079
Vorrangige langfristige Verbindlichkeiten	22935	10480
Sonstige, per saldo	–1255	527
Nettocashflow aus operativer Geschäftstätigkeit	**16790**	**11164**
Cashflow aus Investitionstätigkeit		
Erlöse aus:		
Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten[1]	12470	11952
Endfälligkeit von zur Veräußerung verfügbaren finanziellen Vermögenswerten[1]	8179	6345
Verkauf von nach der Equity-Methode bilanzierten Beteiligungen	1331	3897
Verkauf von Sachanlagen	987	123
Erwerb von:		
Zur Veräußerung verfügbaren finanziellen Vermögenswerten[1]	–25230	–22707
Nach der Equity-Methode bilanzierten Beteiligungen	–1265	–1668
Sachanlagen	–675	–606
Nettocashflow aus Unternehmensakquisitionen und -verkäufen	–648	–1120
Sonstige, per saldo	463	314
Nettocashflow aus Investitionstätigkeit	**–4388**	**–3470**
Cashflow aus Finanzierungstätigkeit		
Emission von nachrangigen langfristigen Verbindlichkeiten[2]	429	976
Rückzahlung/Rücklauf nachrangiger langfristiger Verbindlichkeiten[2]	–2809	–1976
Emission von hybriden Kapitalinstrumenten (Trust Preferred Securities)[2]	1874	1043
Rückzahlung/Rücklauf hybrider Kapitalinstrumente (Trust Preferred Securities)[2]	–420	–390
Im Rahmen von aktienbasierten Vergütungsplänen begebene Stammaktien	389	680
Kauf Eigener Aktien	–41128	–38830
Verkauf Eigener Aktien	39729	36380
Dividendenzahlung an Minderheitsanteile	–13	–26
Nettoveränderung der Minderheitsanteile	585	130
Gezahlte Bardividende	–2005	–1239
Nettocashflow aus Finanzierungstätigkeit	**–3369**	**–3252**
Nettoeffekt aus Wechselkursänderungen der Zahlungsmittel und Zahlungsmitteläquivalente	**–289**	**–510**
Nettoveränderung der Zahlungsmittel und Zahlungsmitteläquivalente	8744	3932
Anfangsbestand der Zahlungsmittel und Zahlungsmitteläquivalente	17354	13422
Endbestand der Zahlungsmittel und Zahlungsmitteläquivalente	26098	17354
Der Cashflow aus operativer Geschäftstätigkeit beinhaltet		
Gezahlte Ertragsteuern, netto	2806	3102
Gezahlte Zinsen	58097	49921
Erhaltene Zinsen und Dividenden	67706	58275
Zahlungsmittel und Zahlungsmitteläquivalente beinhalten		
Barreserve	8632	7008
Verzinsliche Sichteinlagen bei Banken (nicht eingeschlossen: Termineinlagen in Höhe von 4149 Mio € per 31.12.2007 und von 8853 Mio € per 31.12.2006)	17466	10346
Insgesamt	**26098**	**17354**

[1] Inkl. zum Fair Value bewerteter finanzieller Vermögenswerte.
[2] Inkl. zum Fair Value bewerteter finanzieller Verbindlichkeiten.


SOLVAY
OMEGA
Deutsche Bank



// Die Deutsche Bank unterstützt den ersten bemannten Solarflug um die Welt. Das erlaubt es uns, ein breites Publikum anzusprechen sowie die Entwicklung und Nutzung erneuerbarer Energien voranzutreiben. Was uns verbindet, ist der Mut, neue Wege zu gehen.

Dr. Bertrand Piccard, Präsident, Solar Impulse, Lausanne

Weitere Informationen 04 //

Versicherung der gesetzlichen Vertreter

Wir versichern nach bestem Wissen, dass gemäß den anzuwendenden Rechnungslegungsgrundsätzen der Konzernabschluss ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns vermittelt und im Konzernlagebericht der Geschäftsverlauf einschließlich des Geschäftsergebnisses und die Lage des Konzerns so dargestellt sind, dass ein den tatsächlichen Verhältnissen entsprechendes Bild vermittelt wird, sowie die wesentlichen Chancen und Risiken der voraussichtlichen Entwicklung des Konzerns beschrieben sind.

Frankfurt am Main, 4. März 2008

Josef Ackermann

Hugo Bänziger

Anthony Di Iorio

Hermann-Josef Lamberti

Bericht des Aufsichtsrats

2007 war für die Banken ein Jahr großer Herausforderungen. Das globale Finanzsystem wurde durch die Turbulenzen auf dem US-amerikanischen Hypothekenmarkt auf eine harte Probe gestellt. In diesem schwierigen Umfeld hat die Deutsche Bank ein gutes Ergebnis erzielt. Es bestätigt die erfolgreiche Umsetzung der Strategie, das weiterhin richtige Geschäftsmodell und die effektive Corporate Governance der Bank. Zu diesem Erfolg trugen der Vorstand sowie die Mitarbeiterinnen und Mitarbeiter entscheidend bei. Wir danken ihnen sehr herzlich für ihren großen persönlichen Einsatz.



Dr. Clemens Börsig
Vorsitzender des Aufsichtsrats

Im vergangenen Jahr befasste sich der Aufsichtsrat umfassend mit der wirtschaftlichen und finanziellen Entwicklung der Bank, der Risikosituation, der Planung und dem internen Kontrollsystem. Ausführlich haben wir mit dem Vorstand die Strategie und die Umsetzung der Maßnahmen der Managementagenda erörtert. Der Vorstand hat uns regelmäßig, zeitnah und umfassend über die Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensführung und -planung, die finanzielle Entwicklung und Ertragslage der Bank, das Risiko-, Liquiditäts- und Kapitalmanagement der Bank sowie Geschäfte und Ereignisse, die für die Bank von erheblicher Bedeutung waren, unterrichtet. Wir haben den Vorstand beraten und seine Geschäftsführung überwacht. In Entscheidungen von grundlegender Bedeutung waren wir eingebunden. Zwischen den Sitzungen hat uns der Vorstand über wichtige Vorgänge schriftlich informiert. Beschlüsse wurden, soweit zwischen den Sitzungen erforderlich, im Umlaufverfahren herbeigeführt. Wichtige Themen und anstehende Entscheidungen wurden in regelmäßigen Gesprächen zwischen dem Vorsitzenden des Aufsichtsrats und dem Vorsitzenden des Vorstands erörtert.

Zum Ende unserer fünfjährigen Amtszeit, die mit Ablauf der Hauptversammlung am 29. Mai 2008 endet, schauen wir zuversichtlich in die Zukunft. Wir sind davon überzeugt, dass die Deutsche Bank gut positioniert ist, um weiterhin erfolgreich zu sein. Hohe Priorität hat dabei, das Potenzial unserer globalen Plattform auszuschöpfen. So soll auch weiterhin konsequent in die Kerngeschäftsfelder investiert werden, sowohl durch Maßnahmen für organisches Wachstum als auch durch zielgerichtete ergänzende Akquisitionen. Die Bereiche Private Clients and Asset Management und Global Transaction Bank, die gerade in einem volatilen Marktumfeld wichtige stabile Ergebnisbeiträge liefern, aber auch unser bereits gut aufgestelltes Investment Banking, sollen weiter ausgebaut und die Synergien zwischen den Geschäftsbereichen sollen weiter verstärkt werden. Zudem soll die Disziplin hinsichtlich Kosten, Risiken und Kapital sowie der strikten Einhaltung aufsichtsrechtlicher Vorgaben konsequent fortgeführt werden.

SITZUNGEN DES AUFSICHTSRATS

Im Geschäftsjahr 2007 haben fünf Sitzungen des Aufsichtrats stattgefunden.

In der ersten Sitzung des Jahres am 31. Januar 2007 haben wir die Geschäftsentwicklung im Jahr 2006, die Eckdaten des Jahresabschlusses 2006, den Dividendenvorschlag sowie die Unternehmensplanung für die Jahre 2007 bis 2009 erörtert. Außerdem haben wir die Nachfolge von Herrn Dr. von Heydebreck besprochen und beschlossen, seine Zuständigkeiten nach seinem Ausscheiden mit Ablauf der ordentlichen Hauptversammlung 2007 auf die übrigen Vorstandsmitglieder zu übertragen.

In der Bilanzsitzung am 21. März 2007 haben wir unter Leitung des Vorsitzenden des Prüfungsausschusses, Herrn Dr. Eick, den Jahresabschluss 2006 gebilligt, der damit festgestellt war. Ferner wurden der Corporate-Governance-Bericht und der Compliance- und Antigeldwäschebericht besprochen. Die Anpassung der Aufsichtsratsvergütung wurde ausführlich erörtert und es wurden die Beschlussvorschläge für die Tagesordnung der Hauptversammlung 2007 verabschiedet. Außerdem wurden wir über das Risikomanagement im Konzern eingehend unterrichtet.

Am Vorabend der Hauptversammlung haben wir die aktuellen Entwicklungen zu den Tagesordnungspunkten der Hauptversammlung und die angekündigten Gegenanträge erörtert. Soweit erforderlich, wurden Beschlüsse gefasst. Außerdem wurde Herr Dr. Börsig für den Fall der Bestätigung seiner Wahl in den Aufsichtsrat durch die Hauptversammlung erneut bis zum Ablauf der Amtszeit des Aufsichtsrats zum Vorsitzenden gewählt.

In der Sitzung am 31. Juli 2007 befassten wir uns mit der geschäftlichen Entwicklung der Bank im ersten Halbjahr 2007. Die aktuelle Situation an den Kreditmärkten wurde ausführlich besprochen. Des Weiteren wurden die geschäftliche Entwicklung der durchgeführten größeren Unternehmensakquisitionen der letzten zwei Jahre sowie Gründe für Abweichungen von der ursprünglichen Planung erörtert. Über den Erwerb und die Veräußerung von Beteiligungen nach § 13 Absatz 1d) der Satzung, die nicht der Zustimmung des Aufsichtsrats bedurften, hat uns der Vorstand unterrichtet.

In der letzten Sitzung des Jahres am 30. Oktober 2007 wurden neben der geschäftlichen Entwicklung in den ersten neun Monaten insbesondere die aktuelle Risikosituation und die strategische Weiterentwicklung der Bank mit den entsprechenden Zielen und geplanten Maßnahmen ausführlich besprochen. Aufgrund der von der Regierungskommission im Juni 2007 beschlossenen Ergänzungen im Deutschen Corporate Governance Kodex bildeten wir einen Nominierungsausschuss und beschlossen Anpassungen in den Geschäftsordnungen des Aufsichtsrats, seiner Ausschüsse sowie des Vorstands und im Geschäftsverteilungsplan für den Vorstand. Darüber hinaus erörterten wir den Personalbericht der Bank zur Nachwuchs- und Nachfolgeplanung.

Alle Mitglieder des Aufsichtsrats haben im Jahr 2007 mit nur wenigen Ausnahmen an den Sitzungen des Aufsichtsrats teilgenommen.

AUSSCHÜSSE DES AUFSICHTSRATS

Der Präsidialausschuss tagte im Berichtszeitraum viermal. Er behandelte in seinen Sitzungen insbesondere Vorstandsangelegenheiten. Hierzu gehörten vor allen die Festsetzung der variablen Bezüge für den Vorstand für das Jahr 2006 und Fragen zur langfristigen Nachfolgeplanung des Vorstands. Zudem bereitete er Beschlüsse des Aufsichtsrats vor und beriet über die Neustrukturierung der Aufsichtsratsvergütung. Soweit erforderlich, stimmte er der Übernahme von Mandaten von Vorstandsmitgliedern bei anderen Unternehmen zu. Außerdem erörterte er die Umsetzung der neuen Empfehlungen und Anregungen des Deutschen Corporate Governance Kodex.

Der Risikoausschuss befasste sich in sechs Sitzungen mit den nach Gesetz und Satzung vorlagepflichtigen Engagements der Bank sowie mit allen größeren oder mit erhöhten Risiken behafteten Krediten und erteilte – sofern erforderlich – seine Zustimmung. Im Ausschuss wurden sowohl Kredit-, Liquiditäts-, Länder- und Marktrisiken als auch operationelle sowie Rechts- und Reputationsrisiken behandelt. Ausführlich hat er sich mit der Risikosituation und den Entwicklungen im US-amerikanischen Hypothekenmarkt und deren Auswirkungen befasst. Ferner wurden globale Branchenportfolios nach einem festgelegten Plan vorgestellt und eingehend erörtert.

Der Prüfungsausschuss tagte im letzten Jahr siebenmal. An allen Sitzungen nahmen auch Vertreter des Abschlussprüfers teil. Behandelt wurden die Prüfung und Billigung des Jahres- und des Konzernabschlusses, die Quartalsabschlüsse, die Berichte 20-F und 6-K für die US-amerikanische Securities and Exchange Commission (SEC) sowie die Zwischenberichte. Der Ausschuss befasste sich mit dem Vorschlag zur Wahl des Abschlussprüfers für das Geschäftsjahr 2007, erteilte den Prüfungsauftrag, legte Prüfungsschwerpunkte fest, beschloss die Vergütung des Abschlussprüfers und überprüfte dessen Unabhängigkeit nach dem Deutschen Corporate Governance Kodex sowie den Vorschriften des US-amerikanischen Public Company Accounting Oversight Board (PCAOB). Der Prüfungsausschuss ist wie in den Vorjahren davon überzeugt, dass beim Abschlussprüfer keine Interessenkonflikte vorliegen. Ausführlich hat er die Regelungen des Sarbanes-Oxley Act zur Umsetzung des internen Kontrollsystems erörtert und hierzu regelmäßig Fortschrittsberichte erhalten. Soweit erforderlich, wurden Beschlüsse gefasst oder dem Aufsichtsrat zur Beschlussfassung empfohlen. Regelmäßig wurde dem Prüfungsausschuss über die Beauftragung von Wirtschaftsprüfungsgesellschaften einschließlich des Abschlussprüfers mit prüfungsfremden Aufträgen, über die Arbeit der internen Revision sowie über Rechts- und Reputationsrisiken berichtet. Beschwerden in Bezug auf das Rechnungswesen, die internen Prüfverfahren zur Rechnungslegung und zu Fragen der Abschlussprüfung wurden dem Prüfungsausschuss nicht angezeigt. Darüber hinaus hat er sich in einer außerordentlichen Sitzung mit der Umstellung der Rechnungslegung von Rechnungslegung (US GAAP) auf internationale Rechnungslegung (IFRS) befasst sowie sich in der letzten Sitzung des Jahres die bevorstehenden Schwerpunktthemen des Jahresabschlusses 2007 wie die Bilanzierung nach IFRS, die Zeitwertbilanzierung, die bilanzielle Behandlung von Kreditzusagen sowie konsolidierten und nicht konsolidierten Zweckgesellschaften vom Vorstand und Abschlussprüfer erläutern lassen.

Der am 30. Oktober 2007 gebildete Nominierungsausschuss tagte erstmals im Dezember 2007. Er analysierte die derzeitige Zusammensetzung der Anteilseignerseite des Aufsichtsrats und definierte Anforderungen an die zukünftige Zusammensetzung der Anteilseignerseite. Außerdem mandatierte er ein externes international tätiges Beratungsunternehmen mit der Unterstützung bei der Suche nach qualifizierten Persönlichkeiten für den Aufsichtsrat.

Sitzungen des nach den Vorschriften des Mitbestimmungsgesetzes gebildeten Vermittlungsausschusses waren im Jahr 2007 nicht erforderlich.

Die Vorsitzenden der Ausschüsse haben dem Aufsichtsrat regelmäßig über die Arbeit der Ausschüsse berichtet.

CORPORATE GOVERNANCE

Die Umsetzung der neuen Empfehlungen und Anregungen des Deutschen Corporate Governance Kodex wurde in mehreren Sitzungen des Aufsichtsrats, des Präsidialausschusses und des Prüfungsausschusses erörtert. Der Aufsichtsrat beschloss, der Empfehlung des Kodex zu folgen und einen Nominierungsausschuss neu zu bilden. Er besteht aus drei Anteilseignervertretern und ist zuständig für die Vorbereitung der Vorschläge des Plenums für die Wahl der Anteilseignervertreter durch die Hauptversammlung und die Vorbereitung von gerichtlichen Bestellungen. Diese Aufgabe war zuvor dem Präsidialausschuss zugewiesen. Zudem wurde klargestellt, dass der Prüfungsausschuss auch Fragen der Compliance behandelt. Die Geschäftsordnungen des Aufsichtsrats und seiner Ausschüsse wurden entsprechend angepasst.

Die Aufsichtsratsvergütung wurde nach den Vorgaben des Deutschen Corporate Governance Kodex von der Hauptversammlung 2007 neu beschlossen. Nähere Angaben zu den Grundzügen des neuen Vergütungssystems sowie zur individuellen Vergütung der Aufsichtsratsmitglieder sind im Vergütungsbericht auf den Seiten 44 ff. des Finanzberichts 2007 zu finden.

Im Oktober 2007 wurde beschlossen, zum Ende der Amtszeit des Aufsichtsrats eine erneute Effizienzprüfung des Aufsichtsrats durchzuführen. Hierfür wurde ein unternehmensspezifischer Fragebogen entworfen, der Ende 2007 an alle Aufsichtsratsmitglieder versandt wurde. Die Antworten haben aufgezeigt, dass Anregungen und Maßnahmen, die in der letzten Effizienzprüfung vorgeschlagen wurden, wirkungsvoll umgesetzt wurden und zu einer Steigerung der Effizienz der Aufsichtsratsarbeit geführt haben. Im Detail sind die Ergebnisse in der heutigen Sitzung des Aufsichtsrats ausführlich erörtert worden.

Sitzungen des Aufsichtsrats ohne den Vorstand (Executive Sessions) fanden mehrmals statt.

Der Aufsichtsrat hat festgestellt, dass ihm eine nach seiner Einschätzung ausreichende Anzahl unabhängiger Mitglieder angehört.

Herr Dr. Bänziger wurde entsprechend den Regelungen in der Geschäftsordnung für den Vorstand mit Zustimmung des Aufsichtsratsvorsitzenden vom Vorstand als Nachfolger von Herrn Dr. von Heydebreck zum Corporate-Governance-Beauftragten der Bank mit Ablauf der Hauptversammlung am 24. Mai 2007 ernannt.

Die Entsprechenserklärung nach § 161 Aktiengesetz, die Aufsichtsrat und Vorstand zuletzt im Oktober 2006 abgegeben hatten, wurde in der Aufsichtsratssitzung am 30. Oktober 2007 erneuert.

Eine zusammenfassende Darstellung der Corporate Governance der Bank einschließlich des Wortlauts der Entsprechenserklärung vom 30. Oktober 2007 ist im Finanzbericht auf den Seiten 260 ff. und auf unserer Homepage im Internet unter www.deutsche-bank.de veröffentlicht. Dort finden sich auch die Geschäftsordnungen des Aufsichtsrats und seiner Ausschüsse sowie die des Vorstands.

INTERESSENKONFLIKTE UND DEREN BEHANDLUNG

Der Risikoausschuss hat sich mit den nach § 15 des Gesetzes über das Kreditwesen (KWG) erforderlichen Kreditgenehmigungen befasst. Dabei haben diejenigen Aufsichtsratsmitglieder an der Erörterung und Abstimmung nicht teilgenommen, die zum Zeitpunkt der Beschlüsse Mitglieder der Organe des betreffenden Kreditnehmers waren.

Herr Dr. Börsig hat an der Beschlussfassung des Präsidialausschusses zur Festlegung der variablen Vergütung für den Vorstand für das Geschäftsjahr 2006, soweit sie ihn selbst betraf, nicht teilgenommen. An den Beratungen und Beschlussfassungen zur Feststellung des Jahresabschlusses 2006 hat sich Herr Dr. Börsig weder im Prüfungsausschuss noch im Aufsichtsrat beteiligt. Die Aufsichtsratssitzung zu diesem Punkt wurde von Herrn Dr. Eick geleitet. An einem schriftlichen Umlaufbeschluss des Aufsichtsrats hat Herr Dr. Börsig nicht teilgenommen, da dieser Herrn Dr. Börsigs Tätigkeit als früheres Mitglied des Vorstands betraf. Das Umlaufverfahren wurde unter Leitung von Herrn Todenhöfer durchgeführt.

RECHTSSTREITIGKEITEN

Der Aufsichtsrat hat sich wie in den Vorjahren regelmäßig über die Verfahren Dr. Kirch gegen die Deutsche Bank und gegen Herrn Dr. Breuer informiert und über die weitere Vorgehensweise beraten. Auch die Anfechtungs- und Auskunftsklagen im Zusammenhang mit den Hauptversammlungen 2003, 2004, 2005, 2006 und 2007 wurden regelmäßig und umfassend erörtert sowie mögliche Folgen beraten. Die Wahl von Herrn Dr. Börsig zum Mitglied des Aufsichtsrats durch die Hauptversammlung am 1. Juni 2006 wurde, nachdem das Landgericht Frankfurt die Wahl in erster Instanz für nichtig erklärt hatte, von der Hauptversammlung am 24. Mai 2007 bestätigt.

Darüber hinaus haben wir uns fortlaufend über bedeutende Rechtsstreitigkeiten berichten lassen.

JAHRESABSCHLUSS

Die Buchführung, der Jahresabschluss mit Lagebericht für das Jahr 2007 sowie der Konzernabschluss mit Erläuterungen (Notes) und der Konzernlagebericht für das Jahr 2007 sind von der durch die Hauptversammlung als Abschlussprüfer gewählten KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft worden. Die Prüfungen haben zu einem jeweils uneingeschränkten Bestätigungsvermerk geführt. Wir haben dem Ergebnis der Prüfungen nach Einsicht der Berichte des Abschlussprüfers sowie eingehender Diskussion und Empfehlung des Prüfungsausschusses zugestimmt.

Den vom Vorstand aufgestellten Jahresabschluss haben wir heute festgestellt sowie den Konzernabschluss gebilligt. Dem Vorschlag des Vorstands für die Gewinnverwendung und zur Zahlung einer Dividende von 4,50 € je dividendenberechtigter Stückaktie schließen wir uns an.

PERSONALIA

Herr Dr. von Heydebreck ist mit Wirkung zum Ablauf der Hauptversammlung am 24. Mai 2007 aus dem Vorstand ausgeschieden. Seine Aufgaben und Ressortzuständigkeiten wurden von den übrigen Vorstandsmitgliedern übernommen. Herr Lamberti verantwortet das Personalressort einschließlich der Aufgaben des Arbeitsdirektors der Deutschen Bank. Herr Dr. Ackermann hat neben seinen bisherigen Aufgaben den Bereich Corporate Social Responsibility, Herr Dr. Bänziger die Bereiche Recht und Compliance und Herr Di Iorio den Bereich interne Revision übernommen. Wir danken Herrn Dr. von Heydebreck für seine langjährige erfolgreiche Tätigkeit für die Deutsche Bank, sein großes Engagement im Vorstand und seine stets konstruktive Zusammenarbeit mit dem Aufsichtsrat.

In der heutigen Sitzung des Aufsichtsrats wurde Herr Stefan Krause mit Wirkung zum 1. April 2008 zum Mitglied des Vorstands bestellt. Herr Krause war seit Mai 2002 Vorstandsmitglied der BMW AG, wo er bis September 2007 das Ressort Finanzen verantwortete und seither für das Ressort Vertrieb und Marketing zuständig war. Im Vorstand der Deutschen Bank AG soll Herr Krause mit dem Ausscheiden von Herrn Di Iorio am 1. Oktober 2008 das Finanzressort übernehmen.

Im Aufsichtsrat gab es während des Berichtsjahres keine Veränderungen.

Frankfurt am Main, 19. März 2008
Für den Aufsichtsrat

Dr. Clemens Börsig
Vorsitzender

Aufsichtsrat

Dr. Clemens Börsig
Vorsitzender,
Frankfurt am Main

Heidrun Förster*
Stellvertretende Vorsitzende,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Dr. Karl-Gerhard Eick
Stellvertretender Vorsitzender
des Vorstands der Deutsche
Telekom AG,
Köln

Ulrich Hartmann
Vorsitzender des Aufsichtsrats
der E.ON AG,
Düsseldorf

Gerd Herzberg*
Stellvertretender Vorsitzender
der ver.di Vereinte Dienstleistungs-
gewerkschaft,
Hamburg

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Seevetal

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Sprecher des Vorstands
der SAP AG,
Hockenheim

Ulrich Kaufmann*
Deutscher Bankangestellten-
Verband, Gewerkschaft für Finanz-
dienstleister,
Ratingen

Peter Kazmierczak*
Deutsche Bank AG,
Herne

Maurice Lévy
Chairman und Chief Executive
Officer, Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
München

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Erlangen

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Dr. Theo Siegert
Geschäftsführender Gesellschafter
der de Haen Carstanjen & Söhne,
Düsseldorf

Tilman Todenhöfer
Persönlich haftender Gesellschafter
der Robert Bosch Industrie-
treuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
Vorsitzender des Aufsichtsrats der
Deutsche Lufthansa AG,
Hamburg

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Von den Arbeitnehmern in Deutschland gewählt.

AUFSICHTSRATSAUSSCHÜSSE

Präsidialausschuss
Dr. Clemens Börsig
Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Ulrich Kaufmann*

Vermittlungsausschuss
Dr. Clemens Börsig
Vorsitzender

Heidrun Förster*

Ulrich Hartmann

Henriette Mark*

Prüfungsausschuss
Dr. Karl-Gerhard Eick
Vorsitzender

Dr. Clemens Börsig

Heidrun Förster*

Sabine Horn*

Rolf Hunck*

Sir Peter Job

Risikoausschuss
Dr. Clemens Börsig
Vorsitzender

Sir Peter Job

Prof. Dr. Henning Kagermann

Prof. Dr. jur. Dr.-Ing. E.h.
Heinrich von Pierer
Ersatzmitglied

Tilman Todenhöfer
Ersatzmitglied

Nominierungsausschuss
(seit 30. Oktober 2007)

Dr. Clemens Börsig
Vorsitzender

Ulrich Hartmann

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber

*Von den Arbeitnehmern in Deutschland gewählt.

Der Konzern im Fünfjahresvergleich

	Zahlen nach IFRS		Zahlen nach US GAAP[1]		
Bilanz					
in Mio €	**2007**	2006	2005	2004	2003
Bilanzsumme	2020349	1584493	992161	840068	803614
Forderungen aus dem Kreditgeschäft, netto	198892	178524	151355	136344	144946
Verbindlichkeite[2]	1981883	1551018	961603	813616	775065
Den Deutsche Bank-Aktionären zurechenbares Eigenkapital	37044	32758	29936	25904	28202
Minderheitsanteile[3]	1422	717	622	548	347
BIZ-Kernkapital	28320	23539	21898	18727	21618
BIZ-Eigenkapital insgesamt	38049	34309	33886	28612	29871
Gewinn-und-Verlust-Rechnung					
in Mio €	**2007**	2006	2005	2004	2003
Zinsüberschuss	8849	7008	6001	5182	5847
Risikovorsorge im Kreditgeschäft[4]	612	298	350	307	1063
Provisionsüberschuss	12289	11195	10089	9506	9332
Ergebnis aus zum Fair Value bewerteten finanziellen Vermögenswerten/Verpflichtungen[5]	7175	8892	7429	6186	5611
Sonstige zinsunabhängige Erträge	2432	1399	2121	1044	478
Zinsunabhängige Erträge insgesamt	**21896**	**21486**	**19639**	**16736**	**15421**
Personalaufwand	13122	12498	10993	10222	10495
Sachaufwand und sonstiger Aufwand[4,6]	7954	7069	7366	6681	6759
Aufwendungen im Versicherungsgeschäft	193	67	52	260	110
Wertminderung auf immaterielle Vermögenswerte	128	31	–	19	114
Restrukturierungsaufwand	– 13	192	767	400	– 29
Zinsunabhängige Aufwendungen insgesamt[4,6]	**21384**	**19857**	**19178**	**17582**	**17449**
Ergebnis vor Steuern[6,7]	**8749**	**8339**	**6112**	**4029**	**2756**
Ertragsteueraufwand	2239	2260	2039	1437	1327
Ausgleich des Ertrags aus Steuersatzänderungen 1999/2000			544	120	215
Kumulierter Effekt aus Änderungen der Bilanzierungsmethoden, nach Steuern			–	–	151
Jahresüberschuss[8]	**6510**	**6079**	**3529**	**2472**	**1365**
Den Minderheitsanteilen zurechenbares Konzernergebnis	36	9			
Den Deutsche Bank-Aktionären zurechenbares Konzernergebnis	6474	6070			
Kennziffern	**2007**	2006	2005	2004	2003
Ergebnis je Aktie (basic)	13,65 €	12,96 €	7,62 €	5,02 €	2,44 €
Ergebnis je Aktie (verwässert)	13,05 €	11,48 €	6,95 €	4,53 €	2,31 €
Dividendenzahlung je Aktie, gezahlt in der Periode	4,00 €	2,50 €	1,70 €	1,50 €	1,30 €
Eigenkapitalrendite nach Steuern (basierend auf dem durchschnittlichen Eigenkapital)	18,0%	20,4%	12,5%	9,1%	4,7%
Eigenkapitalrendite vor Steuern (basierend auf dem durchschnittlichen den Deutsche Bank-Aktionären zurechenbaren Eigenkapital)	24,3%	28,0%	21,7%	14,8%	9,5%
Aufwand-Ertrag-Relation	69,6%	69,7%	74,7%	79,9%	81,8%
BIZ-Kernkapitalquote (Tier 1)	8,6%	8,5%	8,7%	8,6%	10,0%
BIZ-Eigenkapitalquote (Tier 1+2+3)	11,6%	12,5%	13,5%	13,2%	13,9%
Mitarbeiter (in Vollzeitkräfte umgerechnet)	78291	68849	63427	65417	67682

[1] Bilanz, Gewinn-und-Verlust-Rechnung und Kennziffern nach US GAAP sind nur teilweise mit IFRS vergleichbar. Die Darstellung der Gewinn-und-Verlust-Rechnung nach US GAAP wurde an die IFRS-Definition angepasst.
[2] Exklusive Minderheitsanteilen.
[3] Nach IFRS sind Minderheitsanteile Bestandteil des Eigenkapitals; unter US GAAP sind sie in den sonstigen Verbindlichkeiten enthalten.
[4] Für US GAAP: Risikovorsorge für außerbilanzielle Verpflichtungen wurde aus der Position Sachaufwand und sonstiger Aufwand in die Risikovorsorge im Kreditgeschäft umgegliedert.
[5] Für US GAAP: Handelsergebnis.
[6] Für US GAAP: Beinhaltet den Minderheitsanteilen zurechenbares Ergebnis.
[7] Für US GAAP: Ergebnis vor Steueraufwand und kumuliertem Effekt aus Änderungen der Bilanzierungsmethoden.
[8] Für US GAAP: Den Deutsche Bank-Aktionären zurechenbares Ergebnis.

Glossar

Alpha
Anlagerendite, die den Referenzmaßstab übersteigt.

Alternative Anlagen/Investments
Direkte Investitionen in → Private Equity, Wagniskapital, Mezzanine-Kapital, Immobilienanlagen und Anlagen in Leveraged-Buy-out-Fonds, Wagniskapitalfonds sowie → Hedgefonds.

American Depositary Receipts (ADRs)
Von US-Banken ausgestellte handelbare Hinterlegungsscheine, die nicht US-amerikanische Aktien repräsentieren. ADRs dienen zur Erleichterung, Verbilligung und Beschleunigung des Handels an amerikanischen Börsen.

Asset-backed Securities (ABS)
Besondere Form verbriefter Zahlungsansprüche in Form von handelbaren Wertpapieren. Die entsprechenden Wertpapiere sind durch Zusammenfassung bestimmter Finanzaktiva entstanden. → Securitization.

Asset Finance & Leasing
Kompetenzzentrum, das hauptsächlich maßgeschneiderte und innovative Finanzierungslösungen für langlebige und hochwertiger Wirtschaftsgüter strukturiert.

Aufwand-Ertrag-Relation
Kennzahl zur Kosteneffizienz eines Unternehmens, die das Verhältnis der betrieblichen Aufwendungen zu den betrieblichen Erträgen abbildet.

BIZ
Bank für Internationalen Zahlungsausgleich mit Sitz in Basel.

BIZ-Eigenkapitalquote
Kennziffer international tätiger Kreditinstitute, die das in Prozent ausgedrückte Verhältnis von Eigenkapital zu aufsichtsrechtlicher Risikoposition angibt. Die einzuhaltende Mindestkennziffer für die Eigenkapitalquote beträgt 8% und für die Kernkapitalquote 4%.

Bookbuilding
Emissionsverfahren, das die Nachfrage einzelner Investoren mit den speziellen Finanzierungsinteressen eines Emittenten bezüglich des Emissionspreises abstimmt.

Broker/Brokerage
Broker nehmen Wertpapieraufträge von Banken und privaten Investoren an und führen sie im Auftrag des Kunden aus. Für seine Tätigkeit (Brokerage) erhält der Broker üblicherweise eine Provision.

Buy-out
Kauf (vollständig oder teilweise) eines Unternehmens beziehungsweise bestimmter Unternehmensaktivitäten.

Cash Management
Beinhaltet die Verwaltung von liquiden Mitteln in Dollar, Euro und sonstigen Währungen für Unternehmen und Finanzinstitute zur Optimierung von Finanztransaktionen.

Clearing
Die Übermittlung, Abstimmung und in bestimmten Fällen die Bestätigung von Zahlungsaufträgen.

Coaching
Personalisierte maßgeschneiderte Entwicklungsmaßnahme mit dem Ziel, Fähigkeiten des Mitarbeiters (zum Beispiel Führungskompetenz, Kommunikationsverhalten) in der Regel durch den Einsatz eines Coach zu verbessern.

Collateralized Debt Obligations (CDOs)
Collateralized Debt Obligations (CDOs) sind Anlagevehikel, basierend auf einem → Portfolio, das Anleihen, Kredite oder → Derivate enthalten kann.

Commercial Mortgage-backed Securities (CMBS)
Verbriefte Wertpapiere, die durch gewerbliche Hypothekendarlehen besichert sind.

Commitment
Die Identifikation mit dem Unternehmen, seinen Zielen und Werten sowie die Bereitschaft zur Leistung und die Neigung, bei diesem Unternehmen zu bleiben.

Compliance
Gesamtheit an Maßnahmen, um die Einhaltung einschlägiger Gesetze, Vorschriften und interner Regelungen sicherzustellen wie auch gerichtliche beziehungsweise aufsichtsrechtliche Sanktionen sowie finanzielle oder Reputationsschäden zu verhindern.

Corporate Finance
Sammelbezeichnung für kapitalmarktnahe innovative Finanzierungsdienstleistungen mit speziellem Beratungsbedarf im Firmenkundengeschäft.

Credit Default Swap
Eine Vereinbarung zwischen zwei Parteien, gemäß der eine Partei einen festen Coupon über eine spezifizierte Periode zahlt. Die andere Partei nimmt so lange keine Zahlung vor, bis ein spezifiziertes Ereignis wie zum Beispiel ein Ausfall eintritt. Zu diesem Zeitpunkt wird dann eine Zahlung getätigt und der Credit Default Swap ist beendet.

Credit Trading
Handel mit Kredit- oder kreditnahen Produkten.

Custody
Verwahrung und Verwaltung von Wertpapieren sowie zusätzliche Dienste im Wertpapierbereich.

Debt Products
Handelbare Instrumente, die eine Verbindlichkeit oder einen Anspruch bezüglich eines Vermögenswerts eines oder mehrerer Unternehmen im privaten beziehungsweise öffentlichen Sektor darstellen. Der Begriff beschreibt auch ein umfassenderes Angebot an Finanzinstrumenten einschließlich Devisen- und Warengeschäften.

Derivate
Produkte, deren Bewertung sich überwiegend vom Preis, von den Preisschwankungen und den Preiserwartungen der zu Grunde liegenden Basisinstrumente (beispielsweise Aktien, Anleihen, Devisen, Indizes) ableitet. Zu den Derivaten zählen insbesondere → Swaps, → Optionen und → Futures.

DJSI
Dow-Jones-Sustainability-Indizes sind eine Indexfamilie, welche die ökologische und soziale Leistung von Unternehmen abbildet. Seit Bestehen der Indizes ist die Deutsche Bank im DJSI World und DJSI STOXX gelistet. www.sustainability-index.com

Eigenkapital gemäß BIZ
Bankaufsichtsrechtlich anerkanntes Eigenkapital in Übereinstimmung mit der Baseler Eigenkapitalübereinkunft von 1988 (zuletzt geändert im Januar 1996) für international tätige Kreditinstitute. Das Eigenkapital setzt sich zusammen aus:
- Kernkapital oder Tier-1-Kapital: vor allem Grundkapital, Rücklagen und Hybridkapitalteile;
- Ergänzungskapital oder Tier-2-Kapital: insbesondere Genussrechtskapital, langfristige nachrangige Verbindlichkeiten, nicht realisierte Gewinne aus notierten Wertpapieren und sonstige Wertberichtigungen für inhärente Risiken;
- Drittrangmitteln oder Tier-3-Kapital: im Wesentlichen kurzfristige nachrangige Verbindlichkeiten und überschüssiges Ergänzungskapital.

Ergänzungskapital kann nur bis zur Höhe des Kernkapitals angerechnet werden, wobei noch zusätzlich die Anrechenbarkeit der langfristigen nachrangigen Verbindlichkeiten im Ergänzungskapital auf 50% des Kernkapitals beschränkt ist.

Einzelhedgefonds
→ Hedgefonds, der direkt in Wertpapiere und Finanzinstrumente investiert, um eine besondere Anlagestrategie zu verfolgen

Emerging Markets
Aufstrebende Märkte von Schwellenländern, primär Finanzmärkte.

Equity Capital Markets (ECM)
In erster Linie Aktivitäten rund um den Börsengang eines Unternehmens beziehungsweise um die Ausgabe neuer Aktien. Ebenso fallen Privatisierungen von staatseigenen Betrieben darunter.

Ergebnis je Aktie
Nach → IFRS ermittelte Kennziffer, die den Gewinn, der den Aktionären der Gesellschaft zurechenbar ist, der durchschnittlichen Zahl an ausstehenden Stammaktien gegenüberstellt. Neben der Kennziffer Ergebnis je Aktie ist zusätzlich ein verwässertes Ergebnis je Aktie auszuweisen, wenn sich aus der Wandlung und Ausübung ausstehender Aktienoptionen, zugeteilter Aktienrechte und Wandelschuldverschreibungen die Zahl der Aktien erhöhen kann.

Euro Commercial Paper Program
Instrument zur flexiblen Begebung unbesicherter Schuldtitel mit kurzen Laufzeiten. In einem Programm können mehrere Anleiheemissionen innerhalb einer gegebenen Zeit erfolgen.

Euro Medium Term Notes
Schuldverschreibungsprogramm, das der Begebung von unbesicherten Schuldtiteln zu unterschiedlichen Zeitpunkten dient. Volumen, Währung und Laufzeit (ein bis zehn Jahre) können je nach Finanzmittelbedarf angepasst werden. Euro MTNs werden am Euromarkt hauptsächlich in US-Dollar aufgelegt. Bei Euro MTNs garantieren Bankenkonsortien die vollständige Übernahme der jeweiligen Emission.

Fair Value
Betrag, zu dem Aktiva beziehungsweise Passiva zwischen sachkundigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern getauscht würden. Der Fair Value ist häufig identisch mit dem Marktpreis.

Family Office
Für Familien mit sehr großen und komplexen Vermögen konzipierte Finanzdienstleistung, die auf der Grundlage absoluter Unabhängigkeit durch eine optimale Steuerung und umfassende Koordination der einzelnen Vermögensbestandteile die Kundeninteressen wahrnimmt

Futures
Hinsichtlich Menge, Qualität und Liefertermin standardisierte Terminkontrakte, bei denen zu einem bestimmten zukünftigen Zeitpunkt ein dem Geld- und Kapital-, Edelmetall- oder Devisenmarkt zugehöriges Handelsobjekt zum börsenmäßig festgesetzten Kurs zu liefern beziehungsweise abzunehmen ist. Häufig ist bei derartigen Kontrakten (beispielsweise Terminkontrakten auf Basis von Aktienindizes) zur Erfüllung der bestehenden Verpflichtung an Stelle einer Wertpapierlieferung oder -abnahme eine Ausgleichszahlung zu leisten

Goodwill
Der Betrag, den ein Käufer bei Übernahme eines Unternehmens unter Berücksichtigung zukünftiger Ertragserwartungen über den → Fair Value der einzeln identifizierbaren Vermögensgegenstände und Schulden hinaus zahlt.

Hedgefonds
Fonds, der normalerweise von Institutionen und vermögenden Privatpersonen gezeichnet wird. Er setzt Strategien ein, die für Investmentfonds nicht erlaubt sind. Beispiele sind Leerverkäufe, hohe Fremdverschuldung und → Derivate. Hedgefondsrenditen sind meist nicht mit den Renditen traditioneller Anlagewerte korreliert.

IFRS
International Financial Reporting Standards
Rechnungslegungsregeln des International Accounting Standards Board, die eine weltweit transparente und vergleichbare Bilanzierung und Publizität sicherstellen sollen. Maß-

geblicher Zweck ist die Bereitstellung entscheidungsrelevanter Informationen, insbesondere für Investoren.

In-Sourcing-Lösung
Angebot an andere Banken unsere Zahlungsverkehrs- und Cash Management-Infrastruktur zu nutzen, um die eigene Technologie in diesem Bereich zu ergänzen oder zu ersetzen.

Investment Banking
Sammelbegriff für kapitalmarktorientierte Geschäfte. Hierunter fallen insbesondere Emission und Handel von Wertpapieren und ihren → Derivaten, Zins- und Währungsmanagement, → Corporate Finance, Beratung bei Übernahmen und Fusionen, strukturierte Finanzierungen und → Private Equity.

Investment & FinanzCenter
Investment & FinanzCenter sind unsere modernen Niederlassungen, in denen wir Privat- und Geschäftskunden alle Beratungsleistungen und Produkte aus einer Hand und unter einem Dach bieten.

Investor Relations
Bezeichnet die systematische und kontinuierliche zweiseitige Kommunikation zwischen Unternehmen und aktuellen wie potenziellen Eigenkapital- beziehungsweise Fremdkapitalgebern. Informationen betreffen vor allem wichtige Unternehmensereignisse, finanzielle Ergebnisse und die Geschäftsstrategie sowie die Erwartungen des Kapitalmarkts an das Management. Ein wesentliches Ziel der Investor-Relations-Aktivitäten ist die angemessene Bewertung der Aktie.

Kapitalflussrechnung
Ermittlung und Darstellung des Zahlungsmittelflusses, den ein Unternehmen in einem Geschäftsjahr aus laufender Geschäfts-, Investitions- und Finanzierungstätigkeit erwirtschaftet oder verbraucht hat, sowie zusätzliche Abstimmung des Zahlungsmittelbestands (Barreserve) zu Beginn mit dem Betrag am Ende des Geschäftsjahres.

Late-Stage Private Equity
Anlage in nicht börsennotierten Gesellschaften, die sowohl mit Blick auf das Alter als auch den positiven Cashflow zu den reiferen Investitionsobjekten gehören.

Leveraged Buy-out
Fremdfinanzierter Kauf (vollständig oder teilweise) eines Unternehmens beziehungsweise bestimmter Unternehmensaktivitäten. Zins- und Tilgungszahlungen werden aus dem zukünftigen Ertrag des übernommenen Unternehmens finanziert.

Management Buy-out
Übernahme aller umlaufenden Aktien durch das im Unternehmen tätige Management, welches die Börsennotierung beendet.

Mezzanine
Flexible Mischform zwischen Eigen- und Fremdkapital. Hier: langfristiges nachrangiges Finanzierungsinstrument zur Wachstumsfinanzierung, das gleichzeitig die wirtschaftliche Eigenkapitalbasis stärkt.

Mortgage-backed Securities (MBS)
Wertpapiere, die durch Hypothekendarlehen besichert sind.

Namensaktien
Aktien, die auf den Namen einer bestimmten Person lauten. Diese Person wird entsprechend den aktienrechtlichen Vorgaben mit einigen persönlichen Angaben sowie ihrer Aktienanzahl in das Aktienregister der Gesellschaft eingetragen. Nur wer im Aktienregister eingetragen ist, gilt gegenüber der Gesellschaft als Aktionär und kann beispielsweise Rechte in der Hauptversammlung ausüben.

Öffentlich-Private-Partnerschaft (ÖPP)
Langfristig angelegte Zusammenarbeit zwischen öffentlicher Hand und privaten Investoren, um staatliche Infrastrukturprojekte effizient zu verwirklichen beziehungsweise zu betreiben.

Option
Recht, den zugrunde liegenden Optionsgegenstand (beispielsweise Wertpapiere oder Devisen) von einem Vertragspartner (Stillhalter) zu einem vorweg fest vereinbarten Preis zu einem bestimmten Zeitpunkt beziehungsweise in einem bestimmten Zeitraum zu kaufen (Kaufoption/Call) oder an diesen zu verkaufen (Verkaufsoption/Put).

OTC-Derivate
Finanzinstrumente (→ Derivate), die nicht standardisiert sind und nicht an einer Börse, sondern direkt zwischen den Marktteilnehmern (Over the Counter) gehandelt werden.

Portfolio (Portefeuille)
Allgemein: Teil oder Gesamtheit einer oder aller Klassen von Vermögenswerten (zum Beispiel Wertpapiere, Kredite, Beteiligungen oder Immobilien). Die Portfoliobildung dient primär der Risikostreuung. Hier: Zusammenfassung ähnlicher Geschäfte, insbesondere von Wertpapieren und/oder → Derivaten, unter Preisrisikoaspekten.

Portfolio Management
Steuerung und Verwaltung eines Wertpapierportfolios für Kunden. Kann die ständige Überwachung des → Portfolios und nach Absprache mit dem Kunden auch Käufe und Verkäufe einschließen.

Prime Services
Ein spezielles Dienstleistungsangebot vor allem für → Hedgefonds, das auf die Bedürfnisse des Markts für → alternative Anlagen ausgerichtet ist.

Private Equity
Kapitalbeteiligung an nicht börsennotierten Unternehmen, zum Beispiel Wagniskapital und Buy-out-Fonds.

Quantitative Anlagen
→ Portfolios von Aktien- und Rentenwerten sowie von → Hedgefonds. Das Management erfolgt systematisch und regelgesteuert, wobei hauptsächlich fundamentale Anlagekriterien angewandt werden. Die Auswahl beruht auf der Verarbeitung großer Datenmengen, für die quantitative Methoden und Techniken zum Einsatz kommen.

Rating
Extern: standardisierte Beurteilung der Bonität des Emittenten und seiner Schuldtitel durch spezialisierte Agenturen.
Intern: detaillierte Risikoeinschätzung eines Schuldners.

Repogeschäft (Repurchase Agreement)
Rückkaufvereinbarung bei Wertpapiergeschäften (echte Pensionsgeschäfte, deren Gegenstand weiterhin dem Pensionsgeber zuzurechnen ist). Aus Sicht des Pensionsnehmers wird von einem Reverse-Repo-Geschäft gesprochen.

Sale and Leaseback
Transaktion, bei der eine Partei zum Beispiel eine Immobilie an eine andere Partei verkauft und anschließend zur weiteren Nutzung zurückmietet beziehungsweise least.

Sarbanes-Oxley Act (SOX)
US-Kapitalmarktgesetz von 2002, das als Reaktion auf Bilanzskandale die Corporate Governance stärken und damit das Vertrauen der Investoren in den Kapitalmarkt zurückgewinnen soll. Die neuen und erweiterten Regelungen gelten für alle an einer US-Börse notierten Unternehmen und reichen von zusätzlichen Vorstandsaufgaben bis zu strafrechtlichen Bestimmungen.

Securitization (Verbriefung)
Grundsätzlich: Verkörperung von Rechten in Wertpapieren (beispielsweise Aktien und Schuldverschreibungen). Hier: Ersatz von Krediten oder Finanzierung von Forderungen verschiedener Art durch die Ausgabe von Wertpapieren (etwa Schuldverschreibungen oder Commercial Paper).

Shareholder Value
Managementkonzept, das dauerhafte Wertsteigerungen des Unternehmens in den Mittelpunkt strategischer und operativer Entscheidungen stellt. Kerngedanke ist, dass nur Renditen, die über den Eigenkapitalkosten liegen, Wert für die Aktionäre schaffen.

Sharia-konform
Im Einklang mit der islamischen Gesetzgebung.

Sustainability (Nachhaltigkeit)
Bezeichnet das Zusammenspiel von Ökonomie, Ökologie und gesellschaftlicher Verantwortung mit dem Ziel, die Lebensgrundlagen der Menschheit nachhaltig und zukunftsfähig weiterzuentwickeln.

Swaps
Grundsätzlich: Austausch von Zahlungsströmen.
Zinsswaps: Tausch von Zinszahlungsströmen gleicher Währung mit unterschiedlichen Konditionen (beispielsweise fest/variabel).
Währungsswaps: Tausch von Zinszahlungsströmen und Kapitalbeträgen in unterschiedlichen Währungen.

Trade Finance
Umfasst alle Dienstleistungen in den Bereichen Trade Finance Services sowie Trade and Risk Services. Der Geschäftsbereich betreut das Exportfinanzierungs- und Risikoabsicherungsgeschäft mit Finanzinstituten und Firmenkunden. Dazu gehören multinationale Unternehmen, etablierte und aufstrebende Unternehmen sowie Unternehmen des öffentlichen Sektors.

Trust & Securities Services
Breite Palette von administrativen Dienstleistungen für Wertpapiere. Dazu gehören zum Beispiel Wertpapierverwaltung und -verwahrung (Custody), Treuhandverwaltung von Wertpapieren, Emissions- und Zahlstellendienste, Depotbankfunktion für → American Depositary Receipts (ADRs).

US GAAP (United States Generally Accepted Accounting Principles)
Rechnungslegungsregeln der USA, die im engeren Sinne durch Verlautbarungen des Financial Accounting Standards Board (FASB) sowie des American Institute of Certified Public Accountants (AICPA) gebildet werden. Darüber hinaus sind insbesondere für börsennotierte Unternehmen die von der Wertpapieraufsichtsbehörde Securities and Exchange Commission (SEC) entwickelten Interpretationen und Auslegungen von Relevanz. Ähnlich den → IFRS liegt die maßgebliche Zielsetzung in der Bereitstellung entscheidungsrelevanter Informationen im Jahresabschluss, die insbesondere für Investoren nützlich sein sollen.

WISE-Netzwerk
Im WISE Demographie Netzwerk kommen Führungskräfte aus den Personalabteilungen von sieben Partnerunternehmen mit dem weltweiten Forschernetzwerk WISE business research zusammen.

Impressum/Publikationen

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Telefon: (069) 910 00
deutsche.bank@db.com

Aktionärshotline:
(0800) 910 8000
Hauptversammlungshotline:
(0800) 100 47 98

Investor Relations
(069) 910 38080
db.ir@db.com

Jahresbericht 2007
und Finanzbericht 2007
im Internet:
www.deutsche-bank.de/07

Fotos:
Martin Joppen, Frankfurt
Seite 2
Andreas Pohlmann, München
Seiten 6/7
Nathan Beck, Zürich
Seiten 8/9, 22/23, 48/49, 54/55
und Titel
Wolfgang von Brauchitsch, Bonn
Seite 58

Dieser Bericht wurde klimaneutral gestellt. Durch Herstellung und Verteilung verursachte Treibhausgasemissionen in Höhe von 74 t CO_2-Äquivalenten wurden durch zusätzliche Investitionen in ein Klimaschutzprojekt in Indien kompensiert.

FSC Mix

Publikationen zum Jahresabschluss

Bitte beachten Sie, dass der Geschäftsbericht des Deutschen Bank-Konzerns aus zwei separaten Teilen, dem Jahresbericht 2007 und dem Finanzbericht 2007, besteht.

Jahresbericht 2007
(in Deutsch und Englisch)

Finanzbericht 2007
(in Deutsch und Englisch)

Annual Report 2007 on Form 20-F
(in Englisch)

Jahresabschluss und Lagebericht der Deutschen Bank AG 2007
(in Deutsch und Englisch)

Verzeichnis der Mandate 2007
(in Deutsch/Englisch)

Verzeichnis des Anteilsbesitzes 2007
(in Deutsch/Englisch)

Verzeichnis der Beiratsmitglieder
(in Deutsch)

Gesellschaftliche Verantwortung – Bericht 2007
(ab Mai 2008 in Deutsch und Englisch)

Bestellmöglichkeiten

E-Mail
service-center@bertelsmann.de

Internet
www.deutsche-bank.de/07

Fax
(01805) 07 08 08

Telefon
(01805) 80 22 00

postalisch
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Straße 1
33428 Harsewinkel

Hinweis in Bezug auf zukunftsgerichtete Aussagen:
Dieser Bericht enthält zukunftsgerichtete Aussagen. Zukunftsgerichtete Aussagen sind Aussagen, die nicht Tatsachen der Vergangenheit beschreiben, sie umfassen auch Aussagen über unsere Annahmen und Erwartungen sowie die zugrunde liegenden Annahmen. Diese Aussagen beruhen auf Planungen, Schätzungen und Prognosen, die der Geschäftsleitung der Deutschen Bank derzeit zur Verfügung stehen. Zukunftsgerichtete Aussagen beziehen sich deshalb nur auf den Tag, an dem sie gemacht werden. Wir übernehmen keine Verpflichtung, solche Aussagen angesichts neuer Informationen oder künftiger Ereignisse weiterzuentwickeln.

Zukunftsgerichtete Aussagen beinhalten naturgemäß Risiken und Unsicherheitsfaktoren. Eine Vielzahl wichtiger Faktoren kann dazu beitragen, dass die tatsächlichen Ergebnisse erheblich von zukunftsgerichteten Aussagen abweichen. Solche Faktoren sind etwa die Verfassung der Finanzmärkte in Deutschland, Europa, den USA und andernorts, wo wir einen erheblichen Teil unserer Erträge aus dem Wertpapierhandel erzielen, der mögliche Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, die Umsetzung unserer Managementagenda, die Verlässlichkeit unserer Grundsätze, Verfahren und Methoden zum Risikomanagement sowie andere Risiken, die in den von uns bei der US Securities and Exchange Commission (SEC) hinterlegten Unterlagen dargestellt sind. Diese Faktoren sind in unserem SEC-Bericht nach „Form 20-F" vom 26. März 2008 im Abschnitt „Risk Factors" im Detail dargestellt. Dieses Dokument ist auf Anfrage bei uns erhältlich oder unter www.deutsche-bank.com/ir verfügbar.

ERFOLGREICH SEIN IM WANDEL.

In einer Welt des Wandels ist es essenziell, die wechselnden Anforderungen von Kunden, Aktionären und Mitarbeitern positiv anzunehmen. Nur wer sich auf Neues einlässt und Chancen ergreift, kann zugleich die Kontinuität bewahren.

Die Deutsche Bank fühlt sich den Interessen ihrer Zielgruppen verpflichtet: unseren Aktionären, unseren Kunden, unseren Mitarbeitern und der Gesellschaft. Für den Jahresbericht 2007 befragten wir Vertreter dieser Zielgruppen zu unserem Jahresthema „Erfolgreich sein im Wandel.“: Herrn Dr. Omar Bin Sulaiman, Governor of Dubai International Financial Centre (DIFC), Dubai; Frau Jeanne Zhang, Privatkundin, Peking; Frau Sofia Devoto, Deutsche Representaciones y Mandatos SA, Buenos Aires; und Herrn Dr. Bertrand Piccard, Präsident, Solar Impulse, Lausanne.